05009242

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Esprit Energy Trust

*CURRENT ADDRESS 900-606 4th Street, S.W.
Calgary, Alberta T2P 1T1

**FORMER NAME

PROCESSED
JUN 27 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34890 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 6/23/05

SCHEDULE A

BINDER	TAB	TITLE	DATE
1	1	Press Release - English	October 22, 2004
1	2	Early warning report	October 22, 2004
1	3	News Release - English	November 9, 2004
1	4	News Release - English	November 9, 2004
1	5	MD&A - English	November 12, 2004
1	6	Interim financial statements - English	November 12, 2004
1	7	Form 52 - 109FT2 - Certification of Interim Filings - CFO	November 12, 2004
1	8	Form 52 - 109FT2 - Certification of Interim Filings - CEO	November 12, 2004
1	9	News Release - English	December 3, 2004
1	10	News Release - English	January 4, 2005
1	11	News Release - English	January 10, 2005
1	12	News Release - English	February 3, 2005
1	13	News Release - English	February 9, 2005
1	14	News Release - English	February 16, 2005
1	15	Security Holders Documents - English	February 22, 2005
1	16	Security Holders Documents - English	February 22, 2005
1	17	Security Holders Documents - English	February 22, 2005
1	18	Security Holders Documents - English	February 22, 2005
1	19	Security Holders Documents - English	February 22, 2005
1	20	Security Holders Documents - English	February 22, 2005
2	21	Security Holders Documents - English	February 22, 2005
2	22	Security Holders Documents - English	February 22, 2005
2	23	Security Holders Documents - English	February 22, 2005
2	24	Security Holders Documents - English	February 22, 2005
2	25	News Release - English	February 24, 2005
2	26	News Release - English	March 4, 2005
2	27	News Release - English	March 14, 2005
2	28	Notice of the Meeting and Record Date - English	March 15, 2005

BINDER	TAB	TITLE	DATE
2	29	News Release - English	March 17, 2005
2	30	Material Change Report - English	March 23, 2005
2	31	Material Document - English	March 24, 2005
2	32	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	March 30, 2005
2	33	Notice Regarding AIF (NI 51-102 F2)	March 30, 2005
2	34	News Release (section 2.2 of NI 51-101)	March 30, 2005
2	35	News Release - English	March 30, 2005
2	36	MD&A - English	March 30, 2005
2	37	Form 52 - 109FT1 - Certification of Annual Filings - CFO	March 30, 2005
2	38	Form 52 - 109FT1 - Certification of Annual Filings - CEO	March 30, 2005
2	39	Audited Annual Financial Statements - English	March 30, 2005
2	40	Annual Report - English	March 30, 2005
2	41	Annual Information Form - English	March 30, 2005
2	42	Revised Annual Information Form - English	April 1, 2005
3	43	News Release - English	April 1, 2005
3	44	Notice of Meeting - English	April 4, 2005
3	45	Management Information Circular - English	April 4, 2005
3	46	Form of Proxy - English	April 5, 2005
3	47	News Release - English	April 18, 2005
3	48	Certificate Re Dissemination to Shareholders	April 18, 2005
3	49	Letter Concerning the Addition of a Recipient Agency	April 21, 2005
3	50	Letter Concerning the Addition of a Recipient Agency	April 21, 2005
3	51	Form 52-109FT2 - Certification of Interim Filings - CFO	April 21, 2005
3	52	Form 52-109FT2 - Certification of Interim Filings - CEO	April 21, 2005
3	53	Notice of Acceptance for Filing	April 25, 2005
3	54	News Release - English	April 28, 2005

BINDER	TAB	TITLE	DATE
3	55	News Release - English	April 29, 2005
3	56	MD&A - English	May 2, 2005
3	57	Interim Financial Statements - English	May 2, 2005
3	58	Form 52-109FT2 - Certification of Interim Filings - CFO	May 2, 2005
3	59	Form 52-109FT2 - Certification of Interim Filings - CEO	May 2, 2005
3	60	New Release - English	May 4, 2005
3	61	News Release - English	May 12, 2005
3	62	Report of Voting Results	May 16, 2005

TSX FILINGS

BINDER	TAB	TITLE	DATE
3	63	Form 1	October 8, 2004
3	64	Form 1	November 10, 2004
3	65	Form 1	December 10, 2004
3	66	Form 5	January 11, 2005
3	67	Form 1	January 13, 2005
3	68	Form 5	February 3, 2005
3	69	Form 1	February 10, 2005
3	70	Form 5	February 17, 2005
3	71	Form 1	April 8, 2005
3	72	Form 1	April 8, 2005
3	73	Form 5	April 18, 2005
3	74	Form 1	May 11, 2005
3	75	Form 5	May 12, 2005

Press Release

Libra Advisors, LLC Acquires Shares in Esprit Energy Trust as a Result of Corporate Reorganization

For Immediate Release – October 22, 2004

Libra Advisors, LLC ("Libra") announced today that as a result of a corporate reorganization by Plan of Arrangement between Esprit Exploration Ltd. ("Esprit Exploration") and ProspEx Resources Inc. on October 5, 2004, Libra acquired 923,050 class A trust units of Esprit Energy Trust ("Esprit") in exchange for its holdings in Esprit Exploration, representing approximately 11.2% of the total outstanding trust units of Esprit. Libra acquired these trust units for investment purposes and may, from time to time, acquire additional class A trust units, dispose of some or all of the existing or additional class A trust units or may continue to hold the class A trust units as it may deem appropriate.

Libra is the investment advisor to Libra Fund LP and Libra Offshore, Ltd, with principal offices at 909 Third Avenue, 29th Floor, New York, NY 10022.

For more information please contact Mr. Ranjan Tandon, Managing Member at (212) 350-5125.

###

EARLY WARNING REPORT

This report is made pursuant to Section 111 of the *Securities Act* (British Columbia), Section 141 of the *Securities Act* (Alberta), Section 110 of the *Securities* Act (Saskatchewan), subsection 92(1) of the *Securities Act* (Manitoba), Section 101 of the *Securities Act* (Ontario), Section 147.11 of the *Securities Act* (Quebec) and National Instrument 62-103.

1. **Name and Address of Offeror:**

   Libra Advisors, LLC ("Libra")
   909 Third Avenue,
   New York, NY 10022

   acting as investment advisor to Libra Fund LP and Libra Offshore, Ltd. (the "Funds")

2. **The designation and number of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired:**

   A total of 923,050 class A trust units ("Trust Units") of Esprit Energy Trust ("Esprit"), representing approximately 11.2% of the issued and outstanding Trust Units.

3. **The designation and number of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:**

   923,050 Trust Units, representing approximately 11.2% of the outstanding Trust Units.

4. **The designation and number of securities and the percentage of outstanding securities of the class of securities over which**

   (i) **the offeror, either alone or together with any joint actors, has ownership and control:**

   Libra has control over 923,050 Trust Units beneficially owned by the Funds.

   (ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:**

   Not applicable.

   (iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

   Not applicable.

5. **The market where the transaction or occurrence that gave rise to the news release took place:**

As a result of a corporate reorganization by Plan of Arrangement between Esprit Exploration Ltd. and ProspEx Resources Inc. on October 5, 2004, Libra acquired 923,050 Trust Units of Esprit in exchange for its holdings in Esprit Exploration.

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

Libra acquired the Trust Units for investment purposes and may, from time to time, acquire additional Trust Units, dispose of some or all of the existing or additional Trust Units or may continue to hold the Trust Units.

7. **The general nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Not applicable.

8. **Names of any joint actors:**

Libra Fund LP and Libra Offshore, Ltd.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of consideration paid by the offeror:**

Not applicable

10. **A description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities:**

Not applicable.

DATED at New York, NY this 22nd day of October, 2004.

"Ranjan Tandon"

Ranjan Tandon, Managing Member

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Exploration Announces Third Quarter 2004 Results

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Nov. 9 /CNW/ - Esprit Exploration Ltd. ("Esprit" or the "Company") announces its financial and operating results for the quarter ended September 30, 2004, its final quarter prior to the completion of its Plan of Arrangement and the creation of Esprit Energy Trust (the "Trust") and ProspEx Resources Ltd. ("ProspEx").

Operational Results
(Esprit Exploration Ltd. prior to the Plan of Arrangement)

Year-to-date production in 2004 was up 7% over 2003 to 12,582 barrels of oil equivalent ("boe") per day and year-to-date revenue was up 9% over 2003.

However, the third quarter was a challenging one for Esprit. Delays caused by wet weather, operational difficulties and well performance issues in Saskatchewan contributed to third quarter production being 2% lower than the same quarter in 2003. Production in the third quarter was 12,236 boe per day, versus 12,537 boe per day in 2003.

In terms of the Q3 production, 1,470 boe per day is attributable to assets which were transferred to ProspEx pursuant to the Plan of Arrangement and 10,766 boe per day is attributable to Trust assets.

As of the week ended November 6, 2004, the Trust's production was approximately 11,600 boe per day. Production attributable to the ProspEx assets was approximately 1,900 boe per day for the month of October.

Operational problems with the Trust's Olds assets included significant mechanical problems at a major compressor station on the southern portion of the Olds gas gathering system. This resulted in Olds production being approximately 700 boe per day lower than anticipated in previous forecasts. These compressor problems have been largely resolved and production restored.

Esprit also encountered water intrusion and sand problems at several of the Trust's Saskatchewan oil wells. As a result, production was approximately 400 boe per day lower than previously anticipated. Esprit does not expect these wells to recover to previous production levels.

The same operational issues contributed to operating costs increasing to $9.8 million versus $7.2 million in 2003.

While there were some delays in tieing-in some new gas wells, the production volume impact was offset by better than expected results at the Trust's High River properties.

A total of 28 wells (25.6 net) were drilled in the third quarter resulting in 27 new gas wells. The most noteworthy of these were two 100% owned wells drilled at High River which are currently producing at a total of 700 boe per day. The Mississippian test well at Stolberg has been cased and will be tested in the fourth quarter of 2004.

Plan of Arrangement Completed

On September 27, 2004, shareholders of Esprit Exploration Ltd. overwhelmingly approved the Plan of Arrangement which saw the creation of a new income trust, Esprit Energy Trust and a new independent exploration and production company, ProspEx. The Plan of Arrangement had the net effect of Esprit shareholders receiving 0.20 of a common share of ProspEx, 0.25 of an Esprit Energy Trust unit and a cash payment of $0.22 for each share of Esprit Exploration Ltd. The Plan of Arrangement was effective on October 1, 2004. The Trust issued Class A trust units and Class B trust units which trade under the symbols EEE.A and EEE.B. The Class B trust units may only be held by Canadian residents while the Class A trust units have no residency restriction. Both

classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

On September 21, 2004 the Trust announced its first monthly distribution of $0.14 per trust unit payable on November 15, 2004 to unitholders of record on October 29, 2004.

"The fourth quarter of 2004 represents the beginning of Esprit Energy Trust as a premium long-life, gas-weighted trust," said Stephen Savidant, President and Chief Executive Officer. "With a 12-year reserve life index, an 85% natural gas weighting and an inventory of drill-ready exploitation and development locations, we expect to maintain current production levels into early 2006 with our existing asset base."

Guidance

The Trust expects average production of 11,600 boe per day in the fourth quarter of 2004.

The Trust expects to issue guidance for 2005 by December 10th, after its budget and plans are reviewed and agreed upon by the Board of Trustees.

November 2004 Distribution

In another announcement made today, the Trust announced that its monthly distribution for November for unitholders of record on November 30, 2004 will be $0.14 per trust unit. The distribution will be paid on December 15, 2004. The ex-distribution date will be November 26, 2004.

Other Matters

Additionally, Esprit advises that the Board of Directors is reviewing the performance measures under the Performance Unit Incentive Plan of the Trust as previously approved by the securityholders, and is considering setting relative total unitholder return as the sole performance measure in determining actual payouts to employees.

<<

Esprit Exploration Ltd.
Consolidated Highlights
(unaudited)

	Three Months Ended			Nine Months Ended		
FINANCIAL (000's)	2004	2003	% change	2004	2003	% change
Oil and gas revenue	46,351	41,722	11	140,230	128,476	9
Net earnings(1)	(185)	7,528	(102)	15,920	30,220	(47)
Cash flow from operations(1)	13,880	21,605	(36)	62,985	69,166	(9)
PER SHARE						
Net earnings ($ per share)(1)	-	0.05	(100)	0.10	0.19	(47)
Cash flow from operations ($ per share)(1)	0.09	0.14	(36)	0.39	0.43	(9)
Weighted average common shares (000's)	160,981	159,145	1	160,303	159,178	1
PRODUCTION VOLUMES						
Natural gas (mcf/d)	63,139	64,559	(2)	64,258	58,973	9
Natural gas liquids						

(bbls/d)	1,360	1,351	1	1,287	1,369	(6)
Crude oil (bbls/d)	353	426	(17)	585	566	3
Total (boe/d) (6:1)	12,236	12,537	(2)	12,582	11,764	7
SALES PRICES						
Natural gas ($/mcf)	6.56	5.93	11	6.59	6.69	(1)
Natural gas liquids ($/bbl)	54.74	44.68	23	53.51	44.76	20
Crude oil ($/bbl)	42.70	23.97	78	33.45	26.46	26
Total ($/boe)	41.17	36.17	14	40.68	40.00	2
NETBACKS ($/boe)						
Price	41.17	36.17	14	40.68	40.00	2
Royalties	(10.60)	(8.43)	26	(9.92)	(9.44)	5
Operating costs	(8.69)	(6.23)	39	(7.77)	(6.53)	19
General and administrative costs	(1.15)	(1.14)	1	(1.18)	(1.18)	-
Total	20.73	20.37	2	21.81	22.85	(5)
CAPITAL (000's)						
Western Canada						
Drilling, completions and seismic	27,471	23,827	15	60,868	53,250	14
Plant and facilities	11,150	8,296	34	33,634	19,436	73
Land and lease	1,403	1,035	36	16,434	6,600	149
Capitalized G&A	1,058	1,069	(1)	3,338	3,101	8
Total Western Canada	41,082	34,227	20	114,274	82,387	39
Property acquisitions and dispositions	(37,700)	1,030	-	(37,642)	3,066	-
East Coast	210	2,616	(92)	210	3,686	(94)
Office and computer assets	29	129	(78)	142	313	(55)
Total	3,621	38,002	(90)	76,984	89,452	(14)

(1) Net earnings and cash flow from operations for the three and nine months ended September 30, 2004 include $8.3 million of costs associated with the Plan of Arrangement.

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of the financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. This MD&A is dated November 9, 2004.

PLAN OF ARRANGEMENT

On October 1, 2004 the Company completed a reorganization by Plan of Arrangement (the "Arrangement") into Esprit Energy Trust (the "Trust") and ProspEx Resources Ltd. ("ProspEx"). The Arrangement was approved by securityholders on September 27, 2004 and was effective on October 1, 2004. The Arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A trust unit, Class B trust unit or exchangeable share of the Trust, 0.20 of a ProspEx common share and a cash payment of $0.22 per share.

The Trust effectively owns approximately 90 percent of the producing assets of the Company. The remainder of the properties of the Company were transferred to ProspEx and consist of certain prospective natural gas weighted assets and undeveloped land. After giving effect to the Arrangement, the financial statements of the Trust will be prepared on a continuity of interests basis which will recognize the Trust as the successor to Esprit Exploration Ltd.

Pursuant to the Arrangement, the following assets and liabilities were transferred to ProspEx:

Property plant and equipment	$ 38,843
Future tax asset	9,729
Long term debt	(10,654)
Asset retirement obligation	(3,492)
Net assets transferred	$ 34,426

The above amounts are estimates, which were made by management at the time of the Arrangement based on the information currently available. Amendments may be made to these amounts as values subject to estimate are finalized.

As a result of the completion of the Arrangement as of November 7, 2004 the issued and outstanding securities of Esprit Energy Trust were 13,062,757 Class A trust units, 26,863,872 Class B trust units and 2,195,357 exchangeable shares. There were also 109,915 post-arrangement entitlements outstanding. Exchangeable shares and post-arrangement entitlements are convertible into Class B trust units.

As at September 30, 2004 the Company has incurred $10.4 million in costs relating to the restructuring of the Company, excluding payments to employees and officers. These costs have been deferred on the Company's balance sheet and were charged to Unitholders' capital on the closing of the transaction in October 2004.

The Company has incurred $8.3 million in payments to employees and officers including transaction bonuses, employee retention payments and employee termination costs. These costs have expensed on the statement of earnings and deficit for the three and nine months ended September 30, 2004.

In accordance with the Plan of Arrangement, all outstanding stock options of the Company immediately vested following the completion of the Arrangement. As a result, the fair value of $1.0 million that had not previously been expensed was expensed in the quarter. This amount has been included in the stock-based compensation expense on the statement of earnings and deficit for the three and nine months ended September 30, 2004.

Concurrent with the Arrangement, the Trust implemented a new Performance Unit Incentive Plan. The new plan authorizes the Board of Trustees to grant up to 2.1 million Class B trust units to directors, officers, employees, and consultants of the Trust and its affiliates.

As part of the Arrangement and the creation of the Trust, the Company has entered into a new credit facility with a syndicate of banks and currently has a $150 million extendible revolving term credit facility. The facility is fully revolving until June 30, 2005 and may be extended at the mutual agreement of the Company and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on July 1, 2006. The credit facility is secured by a $250 million demand debenture and first floating charge on all petroleum and natural gas assets of the Company.

CONSOLIDATED FINANCIAL RESULTS AND HIGHLIGHTS

Cash flow for the third quarter of the year decreased by 36 percent from $21.6 million in the same period in 2003 to $13.9 million in the current year.

Increased revenues due to higher prices were more than offset by restructuring costs, higher operating costs and royalties and lower volumes. Year-to-date cash flow decreased 9 percent from $69.2 million in 2003 to $63.0 million in 2004. On a year-to-date basis, $8.3 million of costs associated with the Plan of Arrangement offset any increases from higher year-to-date volumes and prices.

During the quarter, net earnings decreased from $7.5 million in the third quarter of 2003 to a loss of $0.2 million for the same period in 2004. Earnings of $15.9 million for the first nine months of 2004 are down 47 percent from the same period in 2003. Both year-to-date and quarterly earnings decreased compared to 2003 due to the factors described above as well as higher non-cash items including depletion and stock-based compensation expense.

Corporate netback is a non-GAAP measure that represents revenue less royalties, operating costs and general and administrative costs on a barrel of oil equivalent ("boe") basis. Esprit's corporate netback for the quarter of $20.73 per boe is up slightly from $20.37 per boe in the third quarter of 2003 due to higher prices offset by higher per unit operating costs. The year-to-date average corporate netback received was $21.81 per boe which is down five percent from 2003 as a result of higher per unit royalties and operating costs in the current year.

OIL AND NATURAL GAS REVENUE

Production declines of two percent, offset by a 14 percent rise in commodity prices, resulted in an 11 percent increase in third quarter oil and natural gas revenue over the prior year. 2004 third quarter oil and natural gas revenue was $46.4 million, up from $41.7 million in 2003. For the nine months ended September 30, 2004, oil and natural gas revenue rose by nine percent to $140.2 million as compared to $128.5 million for the same period of 2003.

Prices and Product Marketing

Esprit's average natural gas plantgate price, after hedging, for the third quarter of 2004 was $6.56 per mcf which is 11 percent higher than the average price received during the third quarter of 2003. Year to date, the natural gas price received by Esprit decreased one percent from $6.69 per mcf in 2003 to $6.59 per mcf in 2004.

The average price received for natural gas liquids ("NGL") was higher in both the third quarter and year to date 2004 compared to 2003. NGL prices averaged $54.74 per barrel ("bbl") for the third quarter of 2004, up 23 percent from the same period in 2003 and $53.51 per bbl year to date in 2004, up 20 percent from the same period in 2003. Esprit includes sulphur revenue in the calculation of the average NGL sales price. Sulphur prices have been strong in 2004.

Oil prices increased from $23.97 per bbl during the third quarter and $26.46 per bbl year to date in 2003 to $42.70 per bbl and $33.45 per bbl, respectively for the same periods in 2004. These increases reflect higher market prices for oil in 2004. Also, 2003 oil prices include hedging losses.

As part of its risk management policy, Esprit enters into commodity price derivative contracts to partially mitigate the volatility associated with commodity prices. When compared to market indices, natural gas hedging activities resulted in a decrease in revenue of $0.2 million for the quarter and $0.8 million year to date. Approximately 11 percent of year-to-date production was sold on hedged contracts. Based on contracts currently in place, approximately 19 percent of production has been hedged at an average price of $7.16 per gigajoule for the remainder of the year.

Production

	Three Months Ended	Nine Months Ended

	Q3 2004	Q3 2003	% Change	Q3 2004	Q3 2003	% Change
Gas (mcf/d)	63,139	64,559	(2)	64,258	58,973	9
NGL (bbls/d)	1,360	1,351	1	1,287	1,369	(6)
Oil (bbls/d)	353	426	(17)	585	566	3
Total (boe/d)	12,236	12,537	(2)	12,582	11,764	7

Total oil equivalent production for the third quarter of 2004 was 12,236 boe per day, down two percent from the corresponding period of 2003. Total production for the first nine months of 2004 was 12,582 boe per day, up seven percent from the same period in the prior year.

Third quarter average natural gas production of 63.1 mmcf per day, represents a two percent decrease from the third quarter of 2003. For the first nine months of the year natural gas production averaged 64.3 mmcf per day, an increase of nine percent over the comparable period of 2003. The decrease in natural gas production for the quarter was the result of a number of factors, including wet weather as well as periodic downtime at one of the main compressors in Olds. The increase of nine percent in natural gas production during the nine months ended September 30, 2004 compared to the same period of 2003 was a result of new wells being tied-in at Medallion, Swalwell and Olds, as well as increased production from the Blackstone well due to compression added in December 2003.

NGL production of 1,360 bbls per day for the third quarter is up by 1 percent from the same period last year. Year-to-date NGL production is down 6 percent from 2003 to 1,287 bbls per day. NGL production is lower in the current year due to a scheduled turnaround at the Olds liquids processing plant. The turnaround reduced liquids production for approximately one month, however the product was sold in the gas stream resulting in the recovery of lost NGL revenue via higher natural gas prices.

Oil production averaged 353 boe per day in the third quarter of 2004 and 585 boe per day year to date, a decrease of 17 percent over the third quarter and an increase of 3 percent from the first nine months of 2003. The production increase from the same nine months of 2003 is a result of a successful oil well at Three Hills and infill drilling at Saskatchewan in the second half of 2003 however, the wells in Saskatchewan began to experience sand and water problems in the third quarter of 2004. These issues contributed to the production decrease in the third quarter of 2004 compared to the third quarter of 2003.

ROYALTIES

Royalty expense of $11.9 million for the quarter and $34.2 million year to date is up over the comparable periods of the prior year of $9.7 million and $30.3 million respectively due to higher oil and gas prices.

OPERATING COSTS

	Three Months Ended			Nine Months Ended		
	Q3 2004	Q3 2003	% Change	Q3 2004	Q3 2003	% Change
Operating Expenses ($thousands)	9,785	7,191	36	26,770	20,980	28
$/boe	8.69	6.23	39	7.77	6.53	19

Operating expenses of $9.8 million for the quarter are up 36 percent from $7.2 million during the third quarter of 2003. On a per unit basis, operating costs increased 39 percent during the quarter from $6.23 per boe in the third quarter of 2003 to $8.69 per boe in 2004. Wet weather, compressor maintenance at Olds, an increase in the scope of work related to the Olds plant turnaround scheduled for May 2005, increases in electricity costs at Olds and well workovers in the Saskatchewan area all contributed to this increase. For the nine months ended September 30, 2004, operating costs increased 28 percent over the same period in the prior year, from $21.0 million in 2003 to $26.8 million in 2004. Unit operating costs for the first nine months of the year increased 19 percent from $6.53 per boe in 2003 to $7.77 per boe in 2004. The higher per boe operating costs are a result of both higher costs and lower production volumes.

DEPLETION, DEPRECIATION & AMORTIZATION

Depletion, depreciation and amortization expense was $11.2 million or $9.95 per boe for the third quarter of 2004 and $34.3 million or $9.98 per boe year to date. The depletion rate for the current quarter has decreased due to the sale of certain prospective coalbed methane and shallow gas properties for cash consideration of $37.7 million which closed in August. The year-to-date per unit depletion rate has increased from the prior year as current finding and development costs are above Esprit's historical costs.

GENERAL AND ADMINISTRATIVE

Per unit general and administrative expenses for the third quarter remained relatively flat at $1.15 per boe versus the same quarter of 2003 of $1.14 per boe as net general and administrative expenses remained constant at $1.3 million. Year-to-date per unit general and administrative expenses also remained flat at $1.18 per boe and net general and administrative expenses increased slightly from $3.8 million in 2003 to $4.1 million in the current year.

INTEREST EXPENSE

Interest expense was $0.7 million in the third quarter of both 2004 and 2003. Year to date interest expense increased slightly from $2.6 million in 2003 to $2.4 million in the current year. The increase in interest expense resulting from higher average long-term debt in the current year was offset by lower interest rates.

INCOME TAXES

Esprit did not pay current income taxes in the first nine months of 2004, with the exception of the large corporations tax and Saskatchewan capital tax. The year to date provision for income taxes was booked at approximately 35 percent of earnings. This is up from 27 percent of earnings booked in the first nine months of 2003, as last year the remaining valuation allowance on the future tax asset was recognized. Also, the tax rate in the current quarter appears higher than 2003 due to $1.2 million of non-deductible stock-based compensation expense.

CAPITAL EXPENDITURES

	Three Months Ended			Nine Months Ended		
($ thousands)	Q3 2004	Q3 2003	% Change	Q3 2004	Q3 2003	% Change
Western Canada - Exploration and						

Development	41,082	34,227	20	114,274	82,387	39
Acquisitions & Dispositions	(37,700)	1,030	-	(37,642)	3,066	-
East Coast	210	2,616	(92)	210	3,686	(94)
Office and computer assets	29	129	(78)	142	313	(55)
Total	3,621	38,002	(90)	76,984	89,452	(14)

Net capital expenditures for the third quarter of 2004 were $3.6 million, a 90 percent decrease over the third quarter of 2003. On July 22, 2004 the Company entered into an agreement with an unrelated third party to sell certain prospective coalbed methane and shallow gas properties in central Alberta for cash consideration of $37.7 million. Excluding this disposition, capital expenditures were $41.3 million, an increase of $3.3 million from the third quarter of 2003. Capital expenditures for the first nine months of 2004 were $77.0 million, down 14 percent over the comparable period of 2003. However, excluding the coalbed methane and shallow gas property disposition, capital expenditures for the first nine months of 2004 were $114.7 million, up $25.2 million from the first nine months of 2003.

Year to date, the Company has spent $16.4 million on land expenditures and $60.9 million on drilling and completions. The majority of the drilling expenditures were spent in the Olds, Medallion, Swalwell and Stolberg areas. Facility capital for the first nine months of 2004 totaled $33.6 million and was spent mainly at Medallion, Salter and Olds.

Esprit has drilled 75 gross wells (62.7 net) in 2004. 68 wells (58.04 net) have been successful for a success rate of 91 percent (93 percent net). Most of the drilling this year has been in the Olds, Medallion and Swalwell areas.

LIQUIDITY AND CAPITAL RESERVES

At September 30, 2004 the Company had approximately $53.7 million outstanding on its credit facility and a working capital deficiency of $32.0 million, totaling $85.7 million of total net debt. The Company had a total credit facility of $160 million at September 30, 2004, and in conjunction with the completion of the Arrangement and the creation of the Trust and ProspEx in October 2004 this was replaced by a new $150 million extendable revolving term credit facility for the Trust (described fully in the August 16, 2004 Information Circular).

Pursuant to the reorganization, in October 2004 Esprit made a special distribution of $0.22 per share being the cash proceeds of the coalbed methane and shallow gas disposition announced on July 22, 2004.

OUTSTANDING SHARE DATA

Prior to giving effect to the Arrangement, the Company was authorized to issue an unlimited number of voting shares, an unlimited number of Class B non-voting shares without par value and an unlimited number of first to sixth class preferred shares, issuable in series without par value. Share capital at September 30, 2004 is detailed in note 4 to the consolidated financial statements. As at the date hereof, the Company has only common shares issued and outstanding, all of which are owned by the Trust.

ACCOUNTING POLICY CHANGES

During the first quarter of 2004, the Company prospectively adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants. This guideline addresses the conditions necessary for a

transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirement to assess the effectiveness of hedging relationships. The guideline requires financial instruments that are not designated as hedges to be recorded at fair value on the Company's consolidated balance sheet, with changes in fair value recorded in earnings. This new guideline does not have a significant impact on the financial results of the Company.

QUARTERLY OPERATING RESULTS

(in thousands of dollars, except per share amounts)	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4
Oil and gas revenue	46,351	48,651	45,228	41,602	41,722	42,508	44,246	36,009
Net earnings (loss)	(185)	8,421	7,684	8,599	7,528	9,644	13,048	8,551
Cash flow from operations	13,880	25,513	23,591	23,095	21,605	22,278	25,283	17,452
Net earnings (loss) per share - basic and diluted	-	0.05	0.05	0.05	0.05	0.06	0.08	0.06
Cash flow from operations per share - basic and diluted	0.09	0.16	0.15	0.14	0.14	0.13	0.16	0.11

Note: Net earnings (loss) and cash flow from operations for the third quarter of 2004 include $8.3 million of costs associated with the Plan of Arrangement.

Esprit will be conducting a conference call at 4:00 p.m. Eastern Time (2:00 p.m. Mountain time), on Wednesday, November 10, 2004 to discuss these results. Callers from the Toronto area may dial 416-640-1917 and all other participants may dial the toll free number 1-877-289-8525 to join the call. A taped recording will be available by dialing 416-640-1917 from the Toronto area and 1-877-289-8525 from all other areas. The passcode is 21101332 followed by the number sign.

This call will be broadcast live on the Internet, and may be accessed by visiting our website www.eee.ca.

Reader's Advisory:

Certain comparative amounts have been reclassified to conform to current period presentation.

In accordance with NI 51-101 all numbers stated in barrel of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated. Boe's may be misleading particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Within the MD&A, references are made to terms commonly used in the oil and gas industry. Cash flow and cash flow per share are not defined by Generally Accepted Accounting Principles ("GAAP") in Canada and are referred to as non-GAAP measures. Cash flow represents cash flow from operations as detailed on the consolidated statement of cash flows. Cash flow per share is calculated based on the diluted weighted average number of common shares outstanding as calculated using the treasury method. Netbacks, long-term debt to cash flow ratio, working capital deficiency and net debt are also non-GAAP measures and may not be comparable to similar measures presented by other issuers.

The corporate information contained in these pages contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For further information: Greg Jerome, Vice President, Finance, gjerome(at)eee.ca, (403) 213-3732 or Steve Soules, Executive Vice President and Chief Financial Officer, (403) 213-3761.

Esprit Exploration Ltd.
Consolidated Balance Sheets
(Stated in thousands of dollars)

	September 30 2004 (unaudited)	December 31 2003 (audited)
Assets		
Current assets		
Accounts receivable	$ 20,906	$ 24,428
Property disposition receivable	4,609	-
Prepaid expenses	3,720	3,239
	29,235	27,667
Capital assets, net	399,007	355,940
Deferred plan of arrangement costs (note 6)	10,344	-
Other assets	24	230
	$ 438,610	$ 383,837

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$ 48,105	$ 28,937
Accrued plan of arrangement costs (note 6)	13,162	-
	61,267	28,937
Long-term debt (note 2)	53,705	70,319
Asset retirement obligation	14,211	13,489
Future income tax liability (note 3)	15,274	4,470
	144,457	117,215
Shareholders' Equity		
Share capital (note 4)	374,812	364,958
Contributed surplus	2,902	1,145
Deficit	(83,561)	(99,481)
	294,153	266,622
	$ 438,610	$ 383,837

Subsequent events (Note 6)

See accompanying notes to consolidated financial statements

Esprit Exploration Ltd.
Consolidated Statements of Earnings (Loss) and Deficit
For the period ended September 30,
(unaudited)

(Stated in thousands of dollars, except per share amounts)	Three Months 2004	Three Months 2003	Nine Months 2004	Nine Months 2003
Revenue				
Oil and gas	$ 46,351	41,722	140,230	128,476
Royalties	(11,932)	(9,721)	(34,191)	(30,329)
	34,419	32,001	106,039	98,147
Expenses				
Operating	9,785	7,191	26,770	20,980
Depletion, depreciation and amortization	11,188	10,025	34,277	26,908
General and administrative	1,292	1,317	4,082	3,790
Interest on long-term debt	720	736	2,569	2,293
Stock-based compensation	1,163	375	1,835	767
Accretion of asset retirement obligation	237	216	711	649

Plan of arrangement (note 6)	8,300	-	8,300	-
	32,685	19,860	78,544	55,387
Earnings before income taxes	1,734	12,141	27,495	42,760
Income taxes (note 3)				
Current	237	257	772	1,023
Future	1,682	4,356	10,803	11,517
	1,919	4,613	11,575	12,540
Net (loss) earnings for the period	(185)	7,528	15,920	30,220
Deficit, beginning of period, as restated	(83,376)	(115,568)	(99,481)	(138,260)
Deficit, end of period	$ (83,561)	(108,040)	(83,561)	(108,040)
Net earnings per share - basic & diluted	$ -	0.05	0.10	0.19

See accompanying notes to consolidated financial statements

Esprit Exploration Ltd.
Consolidated Statements of Cash Flow
For the Period Ended September 30
(unaudited)

(Stated in thousands of dollars)	Three Months 2004	Three Months 2003	Nine Months 2004	Nine Months 2003
Operations				
Net (loss) earnings for the period	$ (185)	7,528	15,920	30,220
Items not involving cash				
Depletion, depreciation and amortization	11,188	10,025	34,277	26,908
Stock-based compensation	1,040	375	1,624	767
Accretion of asset retirement obligation	237	216	711	649
Future income taxes	1,682	4,356	10,803	11,517
Site restoration expenditures	(82)	(895)	(350)	(895)

Cash flow from operations	13,880	21,605	62,985	69,166
Changes in non-cash working capital	19,893	7,515	27,339	1,351
	33,773	29,120	90,324	70,517
Financing				
Issuance of shares	8,994	192	9,855	277
Repurchase of shares	-	-	-	(226)
Deferred plan of arrangement costs	(9,423)	-	(10,138)	-
Issuance (repayment) of long-term debt	(31,072)	4,861	(16,614)	7,021
	(31,501)	5,053	(16,897)	7,072
Investments				
Exploration and development expenditures				
Western Canada	(41,082)	(34,227)	(114,274)	(82,387)
East Coast	(210)	(2,616)	(210)	(3,686)
Disposition (acquisition) of oil & gas properties	37,700	(1,030)	37,642	(3,066)
Office and computer assets	(29)	(129)	(142)	(313)
Other assets	-	-	-	11
	(3,621)	(38,002)	(76,984)	(89,441)
Changes in non-cash working capital	1,349	3,829	3,557	11,852
	(2,272)	(34,173)	(73,427)	(77,589)
Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	-	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, unless otherwise indicated)

The interim unaudited consolidated financial statements of Esprit Exploration Ltd. ("the Company") have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in Note 1 below. The disclosures included below

are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003.

1. Changes in Accounting Policies

(a) Hedging Relationships

During the first quarter of 2004 the Company prospectively adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirements to assess the effectiveness of hedging relationships. Also during the first quarter of 2004, newly amended EIC 128 became effective which requires financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. The only derivative financial instruments used by the Company currently and in the prior year are commodity price contracts. The adoption of this guideline did not have a material impact on the Company's financial position or results of operations.

(b) Other Changes in Accounting Policies

During the fourth quarter of 2003, the Company adopted new accounting policies for stock-based compensation and asset retirement obligations. The 2003 audited annual consolidated financial statements describe the impact of these changes. The consolidated financial statements for the quarter and nine months ended September 30, 2003 have been restated, resulting in a decrease in net earnings of $0.4 million and $0.8 million respectively.

During the fourth quarter of 2003, the Company also adopted the revised guideline for full cost oil and gas accounting. This change had no impact on the financial results of the Company.

Certain comparative amounts have been reclassified to conform with current year's presentation.

2. Long Term Debt

The Company has a $160 million syndicated credit facility with three Canadian chartered banks. The facility is available by way of Canadian and US dollar prime rate based loans, LIBOR advances, bankers' acceptances and letters of credit. Coincident with the effective date of the Plan of Arrangement, the facility was converted to a $150 million extendable revolving term credit facility reflecting the borrowing base assets retained by the Trust. See note 6 for additional information.

This facility is secured by a $200 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Company. The interest rate paid on the utilized portion of this facility for the quarter was approximately 3.1 percent (2003 - 5.0 percent). Cash interest of $2.2 million (2003 - $1.8 million) was paid in the nine months ended September 30, 2004.

3. Income Taxes

The provision for future income taxes differs from the amount computed by

applying the combined statutory Canadian Federal and Provincial tax rates to earnings before income taxes. The reasons for these differences are as follows:

(Thousands, other than percentage amounts)	Three Months	Nine Months
Earnings before income taxes for the period ended September 30, 2004:	$ 1,734	$ 27,495
Rate	38.62%	38.62%
Computed expected provision for future income taxes	$ 670	$ 10,619
Increase (decrease) in taxes resulting from:		
Non-deductible Crown payments, net of ARTC	2,201	6,039
Resource allowance	(1,722)	(6,368)
Non-deductible stock based compensation	350	546
Effect of change in tax rate	-	-
Change in valuation allowance	-	-
Other	183	(33)
	1,682	10,803
Capital taxes	237	772
Income tax expense for the period	$ 1,919	$ 11,575

Cash taxes of $0.8 million (2003 - $0.5 million) were paid in the nine months ended September 30, 2004.

4. Share Capital

Common Shares

	September 30, 2004		September 30, 2003	
(thousands)	Number of Shares	Amount	Number of Shares	Amount
Shares issued				
Balance, beginning of year	159,696	$ 364,958	159,195	$ 363,981
Stock options exercised	4,355	10,473	157	319
Share issue costs	-	(619)	-	(41)
Shares repurchased/ cancelled	-	-	(107)	(226)
Balance, end of period	164,051	$ 374,812	159,245	$ 364,033

Weighted Average Number of Common Shares

For the period ended September 30	Three months		Nine months	
(thousands)	2004	2003	2004	2003
Basic	160,981	159,145	160,303	159,178
Diluted	163,709	160,219	162,505	159,750

Stock Options

Changes to the Company's stock option plan and the stand-alone option agreements during the nine month period ended September 30 are summarized below:

	September 30, 2004		September 30, 2003	
	Options 000's	Weighted Average Exercise Price	Options 000's	Weighted Average Exercise Price
Options outstanding at beginning of year	11,079	2.63	8,917	$ 2.82
Granted	40	2.81	3,423	2.17
Exercised	(4,650)	2.48	(157)	2.04
Cancelled	(1,597)	4.18	(551)	3.56
Options outstanding at end of period	4,872	2.25	11,632	$ 2.61

Stock Based Compensation

Options granted after January 1, 2003 are accounted for using the fair value method. The compensation cost that has been charged against income for the stock option plan was $1.2 million for the quarter and $1.8 million for the nine months ended September 30, 2004. The $1.2 million for the third quarter includes $1.0 million for the remaining fair value associated with the options that were vested immediately through the Plan of Arrangement. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the 2004 grants; expected volatility of 32 percent, risk-free interest rate of 3.90 percent and expected life of five years.

Options granted prior to January 1, 2003 are accounted for using the intrinsic value method. Had these options been accounted for using the fair value method and the Black-Scholes option pricing using an average volatility of 32 percent and a risk-free interest rate of four percent, the net earnings would have been $0.2 million lower for the quarter (2003 - $1.8 million) and $0.5 million lower for the nine months (2003 - $0.2 million) ended September 30, 2004. Both basic and diluted per share figures for the quarter and nine months ended September 30, 2004 and September 30, 2003 would have been unchanged.

5. Financial Instruments

The Company enters into commodity price derivative contracts from time to time to reduce the volatility of commodity prices and ensure funds are available to support planned capital expenditures.

The following contracts were in place at September 30, 2004:

Natural Gas	Notional Volumes	Physical/

Contracts	GJ/d	Financial	Term	Price
AECO Fixed Price	2,500	Financial	Oct. 1, 2004 - Oct. 31, 2004	$5.75/GJ
AECO Fixed Price	2,500	Financial	Oct. 1, 2004 - Oct. 31, 2004	$6.00/GJ
AECO Fixed Price	5,000	Physical	Oct. 1, 2004 - Oct. 31, 2004	$6.06/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2004 - Mar. 31, 2005	$7.01/GJ
AECO Collar	2,500	Financial	Nov. 1, 2004 - Mar. 31, 2005	$5.50 - 9.25/GJ
AECO Collar	2,500	Financial	Nov. 1, 2004 - Mar. 31, 2005	$7.00 - 10.25/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2004 - Nov. 30, 2004	$6.48/GJ
AECO Fixed Price	2,500	Financial	Dec. 1, 2004 - Dec. 31, 2004	$7.31/GJ
AECO Fixed Price	2,500	Financial	Jan. 1, 2005 - Jan. 31, 2005	$7.72/GJ
AECO Fixed Price	2,500	Financial	Feb. 1, 2005 - Feb. 28, 2005	$7.74/GJ
AECO Fixed Price	2,500	Financial	Mar. 1, 2005 - Mar. 31, 2005	$7.53/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2004 - Mar. 31, 2005	$7.50/GJ
AECO Fixed Price	2,500	Physical	Nov. 1, 2004 - Nov. 30, 2005	$6.70/GJ
AECO Fixed Price	2,500	Physical	Dec. 1, 2004 - Dec. 31, 2004	$7.27/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2004 - Mar. 31, 2005	$8.05/GJ

As at September 30, 2004 the estimated fair value of these financial instruments represented an opportunity cost of $0.9 million to the Company.

6. Subsequent Events

On October 1, 2004 the Company completed a reorganization by Plan of Arrangement (the "Arrangement") into Esprit Energy Trust (the "Trust") and ProspEx Resources Ltd. ("ProspEx"). The Arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A trust unit, Class B trust unit or exchangeable share of the Trust, 0.20 of a ProspEx common share and a cash payment of $0.22 per share.

The Trust effectively owns approximately 90 percent of the producing assets of the Company. The remainder of the properties of the Company, consisting of certain prospective natural gas weighted assets and undeveloped land, were transferred to ProspEx. After giving effect to the Arrangement, the financial statements of the Trust will be prepared on a continuity of interests basis which will recognize the Trust as the successor to Esprit Exploration Ltd.

Pursuant to the Arrangement, the following assets and liabilities were transferred to ProspEx:

	(000's)

Property plant and equipment	$ 38,843
Future tax asset	9,729
Long term debt	(10,654)
Asset retirement obligation	(3,492)
Net assets acquired	$ 34,426

The above amounts are estimates, which were made by management at the time of the Arrangement based on the information currently available. Amendments may be made to these amounts as values subject to estimate are finalized.

As a result of the completion of the Plan of Arrangement, on November 7, 2004 the issued and outstanding securities of Esprit Energy Trust were 13,062,757 Class A trust units, 26,863,872 Class B trust units and 2,195,357 exchangeable shares. There were also 109,915 post-arrangement entitlements outstanding.

As at September 30, 2004 the Company has incurred $10.4 million in costs relating to the restructuring excluding payments to employees and officers. These costs have been deferred on the Company's balance sheet and were charged to Unitholders' capital upon the closing of the transaction in October 2004.

The Company incurred $8.3 million in payments to employees and officers including transaction bonuses, employee retention payments and employee termination costs. These costs have been expensed on the statement of earnings and deficit for the three and nine months ended September 30, 2004.

In accordance with the Plan of Arrangement all outstanding stock options of the Company immediately vested following the completion of the Arrangement. As a result, the fair value of $1.0 million related to the options granted after January 1, 2003 that had not previously been recorded was expensed in the quarter. In accordance with the Arrangement, the options outstanding at September 30, 2004 converted to options to acquire Class B trust units of the Trust and to acquire common shares of ProspEx and were all exercised within 30 days of the closing of the Arrangement.

Concurrent with the Arrangement, the Trust implemented a new Performance Unit Incentive Plan. The new plan authorizes the Board of Trustees to grant up to 2.1 million units to directors, officers, employees, and consultants of the Trust and its affiliates.

As part of the Arrangement and the creation of the Trust and ProspEx, the Company has entered into a new credit facility with a syndicate of banks and currently has a $150 million extendible revolving term credit facility. The facility is fully revolving until June 30, 2005 and may be extended at the mutual agreement of the Company and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required July 1, 2006. The credit facility is secured by a $250 million demand debenture and first floating charge on all petroleum and natural gas assets of the Company.

The financial position of the Trust following the Arrangement is summarized below in a condensed ProForma Balance Sheet as at October 1, 2004:

	(000's)
Capital & other long term assets	$ 360,188
Current liabilities	(18,870)
Long term debt	(81,304)
Asset retirement obligation	(10,719)
Future income tax liability	(22,185)
Unitholders' Equity	$ 227,110

The above amounts are estimates, which were made by management at the time of the Arrangement based on the information available at the time. Amendments may be made to these amounts as values subject to estimate are finalized.

>>
%SEDAR: 00021286E

/For further information: Greg Jerome, Vice President, Finance, gjerome(at)eee.ca, (403) 213-3732; or Steve Soules, Executive Vice President and Chief Financial Officer, (403) 213-3761/
(EEE.A. EEE.B.)

CO: Esprit Energy Trust; Esprit Exploration Ltd.

CNW 21:44e 09-NOV-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces November Cash Distribution and Exchangeable Share Exchange Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Nov. 9 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that its monthly distribution for November to unitholders of record on November 30, 2004 will be $0.14 per trust unit. The distribution will be paid on December 15, 2004. The ex-distribution date will be November 26, 2004.

Esprit also announced today that effective November 15, 2004, the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.00000 to 1.01128. The increase in the Exchange Ratio is calculated by multiplying the $0.14 distribution per unit by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Class B Trust Units of Esprit Energy Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange their holdings into Class B Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

Former shareholders of Esprit Exploration Ltd. who elected to receive Exchangeable Shares will receive a tax election package by mail within the next few weeks. Those holding Exchangeable Shares who wish to defer the recognition of some or all of the gain that may have been realized on the exchange of shares must provide Esprit Exploration Ltd. two signed copies of the completed prescribed form of election (T2057) and any applicable provincial tax elections no later than January 29, 2005. The election form will be signed by Esprit Exploration Ltd. and returned to the holder within 60 days of receipt for filing by the holder with the Canada Revenue Agency by March 31, 2005. Election forms filed after this date will be subject to late filing penalties.

It is the sole responsibility of the holder of Exchangeable Shares to ensure the proper completion and filing of the required forms in order to take advantage of the tax deferral provided by section 85 of the Income Tax Act (Canada).

Electronic copies of the tax election package will be made available on our website at www.eee.ca by November 30, 2004.

%SEDAR: 00021286E

/For further information: Greg Jerome, Vice President, Finance, (403) 213-3732; or Steve Soules, Executive Vice President and Chief Financial Officer, (403) 213-3761/

(EEE.A. EEE.B.)

CO: Esprit Energy Trust; Esprit Exploration Ltd.

CNW 18:47e 09-NOV-04

ESPRIT ENERGY TRUST

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of the financial conditions and results of operations should be read in conjunction with the (i) unaudited interim consolidated financial statements of Esprit Energy Trust (the "Trust") for the nine months ended September 30, 2004 and (ii) unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003 of Esprit Exploration Ltd. (the "Company" or "Esprit"). Since the Arrangement (as defined below) was not effective until after September 30, 2004, the following discussion and analysis is management's discussion and analysis of the financial conditions and results of operations of Esprit. This MD&A is dated November 9, 2004.

PLAN OF ARRANGEMENT

The Trust was established on August 16, 2004 and one Class B Trust Unit was issued on August 16, 2004. On October 1, 2004 the Company completed a reorganization by Plan of Arrangement (the "Arrangement") into the Trust and ProspEx Resources Ltd. ("ProspEx"). The Arrangement was approved by securityholders on September 27, 2004 and was effective on October 1, 2004. The Arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A trust unit, Class B trust unit or exchangeable share of the Trust, 0.20 of a ProspEx common share and a cash payment of $0.22 per share.

The Trust effectively owns approximately 90 percent of the producing assets of the Company. The remainder of the properties of the Company were transferred to ProspEx and consist of certain prospective natural gas weighted assets and undeveloped land. After giving effect to the Arrangement, the financial statements of the Trust will be prepared on a continuity of interests basis which will recognize the Trust as the successor to Esprit Exploration Ltd.

Pursuant to the Arrangement, the following assets and liabilities were transferred to ProspEx:

Property plant and equipment	$38,843
Future tax asset	9,729
Long term debt	(10,654)
Asset retirement obligation	(3,492)
Net assets transferred	$34,426

The above amounts are estimates, which were made by management at the time of the Arrangement based on the information available at the time. Amendments may be made to these amounts as values subject to estimate are finalized.

As at September 30, 2004 the Company has incurred $10.4 million in costs relating to the restructuring of the Company, excluding payments to employees and officers. These costs have been deferred on the Company's balance sheet and were charged to Unitholders' capital on the closing of the transaction in October 2004.

The Company has incurred $8.3 million in payments to employees and officers including transaction bonuses, employee retention payments and employee termination costs. These costs have expensed on the statement of earnings and deficit for the three and nine months ended September 30, 2004.

In accordance with the Plan of Arrangement, all outstanding stock options of the Company immediately vested following the completion of the Arrangement. As a result, the fair value of $1.0 million that had not previously been expensed was expensed in the quarter. This amount has been included in the stock-based compensation expense on the statement of earnings and deficit for the three and nine months ended September 30, 2004.

Concurrent with the Arrangement, the Trust implemented a new Performance Unit Incentive Plan. The new plan authorizes the Board of Trustees to grant up to 2.1 million Class B trust units to directors, officers, employees, and consultants of the Trust and its affiliates. The Board of Directors of the Company is reviewing the performance measures under the Performance Unit Incentive Plan of the Trust, and is considering setting relative total unitholder return as the sole performance measure in determining actual payouts to employees.

As part of the Arrangement and the creation of the Trust, the Company has entered into a new credit facility with a syndicate of banks and currently has a $150 million extendible revolving term credit facility. The facility is fully revolving until June 30, 2005 and may be extended at the mutual agreement of the Company and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on July 1, 2006. The credit facility is secured by a $250 million demand debenture and first floating charge on all petroleum and natural gas assets of the Company.

CONSOLIDATED FINANCIAL RESULTS AND HIGHLIGHTS

Cash flow for the third quarter of the year decreased by 36 percent from $21.6 million in the same period in 2003 to $13.9 million in the current year. Increased revenues due to higher prices were more than offset by restructuring costs, higher operating costs and royalties and lower volumes. Year-to-date cash flow decreased 9 percent from $69.2 million in 2003 to $63.0 million in 2004. On a year-to-date basis, $8.3 million of costs associated with the Plan of Arrangement offset any increases from higher year-to-date volumes and prices.

During the quarter, net earnings decreased from $7.5 million in the third quarter of 2003 to a loss of $0.2 million for the same period in 2004. Earnings of $15.9 million for the first nine months of 2004 are down 47 percent from the same period in 2003. Both year-to-date and quarterly earnings decreased compared to 2003 due to the factors described above as well as higher non-cash items including depletion and stock-based compensation expense.

Corporate netback is a non-GAAP measure that represents revenue less royalties, operating costs and general and administrative costs on a barrel of oil equivalent ("boe") basis. Esprit's corporate netback for the quarter of $20.73 per boe is up slightly from $20.37 per boe in the third quarter of 2003 due to higher prices offset by higher per unit operating costs. The year-to-date average corporate netback received was $21.81 per boe which is down five percent from 2003 as a result of higher per unit royalties and operating costs in the current year.

OIL AND NATURAL GAS REVENUE

Production declines of two percent, offset by a 14 percent rise in commodity prices, resulted in an 11 percent increase in third quarter oil and natural gas revenue over the prior year. 2004 third quarter oil and natural gas revenue was $46.4 million, up from $41.7 million in 2003. For

the nine months ended September 30, 2004, oil and natural gas revenue rose by nine percent to $140.2 million as compared to $128.5 million for the same period of 2003.

Prices and Product Marketing

Esprit's average natural gas plantgate price, after hedging, for the third quarter of 2004 was $6.56 per mcf which is 11 percent higher than the average price received during the third quarter of 2003. Year to date, the natural gas price received by Esprit decreased one percent from $6.69 per mcf in 2003 to $6.59 per mcf in 2004.

The average price received for natural gas liquids ("NGL") was higher in both the third quarter and year to date 2004 compared to 2003. NGL prices averaged $54.74 per barrel ("bbl") for the third quarter of 2004, up 23 percent from the same period in 2003 and $53.51 per bbl year to date in 2004, up 20 percent from the same period in 2003. Esprit includes sulphur revenue in the calculation of the average NGL sales price. Sulphur prices have been strong in 2004.

Oil prices increased from $23.97 per bbl during the third quarter and $26.46 per bbl year to date in 2003 to $42.70 per bbl and $33.45 per bbl, respectively for the same periods in 2004. These increases reflect higher market prices for oil in 2004. Also, 2003 oil prices include hedging losses.

As part of its risk management policy, Esprit enters into commodity price derivative contracts to partially mitigate the volatility associated with commodity prices. When compared to market indices, natural gas hedging activities resulted in a decrease in revenue of $0.2 million for the quarter and $0.8 million year to date. Approximately 11 percent of year-to-date production was sold on hedged contracts. Based on contracts currently in place, approximately 19 percent of production has been hedged at an average price of $7.16 per gigajoule for the remainder of the year.

Production

	Three Months Ended			Nine Months Ended		
	Q3 2004	Q3 2003	% Change	Q3 2004	Q3 2003	% Change
Gas (mcf/d)	63,139	64,559	(2)	64,258	58,973	9
NGL (bbls/d)	1,360	1,351	1	1,287	1,369	(6)
Oil (bbls/d)	353	426	(17)	585	566	3
Total (boe/d)	12,236	12,537	(2)	12,582	11,764	7

Total oil equivalent production for the third quarter of 2004 was 12,236 boe per day, down two percent from the corresponding period of 2003. Total production for the first nine months of 2004 was 12,582 boe per day, up seven percent from the same period in the prior year.

Third quarter average natural gas production of 63.1 mmcf per day, represents a two percent decrease from the third quarter of 2003. For the first nine months of the year natural gas production averaged 64.3 mmcf per day, an increase of nine percent over the comparable period of 2003. The decrease in natural gas production for the quarter was the result of a number of factors, including wet weather as well as periodic downtime at one of the main compressors in Olds. The increase of nine percent in natural gas production during the nine months ended September 30, 2004 compared to the same period of 2003 was a result of new

wells being tied-in at Medallion, Swalwell and Olds, as well as increased production from the Blackstone well due to compression added in December 2003.

NGL production of 1,360 bbls per day for the third quarter is up by 1 percent from the same period last year. Year-to-date NGL production is down 6 percent from 2003 to 1,287 bbls per day. NGL production is lower in the current year due to a scheduled turnaround at the Olds liquids processing plant. The turnaround reduced liquids production for approximately one month, however the product was sold in the gas stream resulting in the recovery of lost NGL revenue via higher natural gas prices.

Oil production averaged 353 boe per day in the third quarter of 2004 and 585 boe per day year to date, a decrease of 17 percent over the third quarter and an increase of 3 percent from the first nine months of 2003. The production increase from the same nine months of 2003 is a result of a successful oil well at Three Hills and infill drilling at Saskatchewan in the second half of 2003 however, the wells in Saskatchewan began to experience sand and water problems in the third quarter of 2004. These issues contributed to the production decrease in the third quarter of 2004 compared to the third quarter of 2003.

ROYALTIES

Royalty expense of $11.9 million for the quarter and $34.2 million year to date is up over the comparable periods of the prior year of $9.7 million and $30.3 million respectively due to higher oil and gas prices.

OPERATING COSTS

	Three Months Ended			Nine Months Ended		
	Q3 2004	Q3 2003	% Change	Q3 2004	Q3 2003	% Change
Operating Expenses ($thousands)	9,785	7,191	36	26,770	20,980	28
$/boe	8.69	6.23	39	7.77	6.53	19

Operating expenses of $9.8 million for the quarter are up 36 percent from $7.2 million during the third quarter of 2003. On a per unit basis, operating costs increased 39 percent during the quarter from $6.23 per boe in the third quarter of 2003 to $8.69 per boe in 2004. Wet weather, compressor maintenance at Olds, an increase in the scope of work related to the Olds plant turnaround scheduled for May 2005, increases in electricity costs at Olds and well workovers in the Saskatchewan area all contributed to this increase. For the nine months ended September 30, 2004, operating costs increased 28 percent over the same period in the prior year, from $21.0 million in 2003 to $26.8 million in 2004. Unit operating costs for the first nine months of the year increased 19 percent from $6.53 per boe in 2003 to $7.77 per boe in 2004. The higher per boe operating costs are a result of both higher costs and lower production volumes.

DEPLETION, DEPRECIATION & AMORTIZATION

Depletion, depreciation and amortization expense was $11.2 million or $9.95 per boe for the third quarter of 2004 and $34.3 million or $9.98 per boe year to date. The depletion rate for the current quarter has decreased due to the sale of certain prospective coalbed methane and shallow gas properties for cash consideration of $37.7 million which closed in August. The

year-to-date per unit depletion rate has increased from the prior year as current finding and development costs are above Esprit's historical costs.

GENERAL AND ADMINISTRATIVE

Per unit general and administrative expenses for the third quarter remained relatively flat at $1.15 per boe versus the same quarter of 2003 of $1.14 per boe as net general and administrative expenses remained constant at $1.3 million. Year-to-date per unit general and administrative expenses also remained flat at $1.18 per boe and net general and administrative expenses increased slightly from $3.8 million in 2003 to $4.1 million in the current year.

INTEREST EXPENSE

Interest expense was $0.7 million in the third quarter of both 2004 and 2003. Year to date interest expense increased slightly from $2.3 million in 2003 to $2.6 million in the current year. The increase in interest expense resulting from higher average long-term debt in the current year was offset by lower interest rates.

INCOME TAXES

Esprit did not pay current income taxes in the first nine months of 2004, with the exception of the large corporations tax and Saskatchewan capital tax. The year to date provision for income taxes was booked at approximately 35 percent of earnings. This is up from 27 percent of earnings booked in the first nine months of 2003, as last year the remaining valuation allowance on the future tax asset was recognized. Also, the tax rate in the current quarter appears higher than 2003 due to $1.2 million of non-deductible stock-based compensation expense.

CAPITAL EXPENDITURES

($ thousands)	Three months			Nine months		
	Q3 2004	Q3 2003	% Change	Q3 2004	Q3 2003	% Change
Western Canada –						
Exploration and Development	41,082	34,227	20	114,274	82,387	39
Acquisitions & Dispositions	(37,700)	1,030	-	(37,642)	3,066	-
East Coast	210	2,616	(92)	210	3,686	(94)
Office and computer assets	29	129	(78)	142	313	(55)
Total	3,621	38,002	(90)	76,984	89,452	(14)

Net capital expenditures for the third quarter of 2004 were $3.6 million, a 90 percent decrease over the third quarter of 2003. On July 22, 2004 the Company entered into an agreement with an unrelated third party to sell certain prospective coalbed methane and shallow gas properties in central Alberta for cash consideration of $37.7 million. Excluding this disposition, capital expenditures were $41.3 million, an increase of $3.3 million from the third quarter of 2003. Capital expenditures for the first nine months of 2004 were $77.0 million, down 14 percent over the comparable period of 2003. However, excluding the coalbed methane and shallow gas property disposition, capital expenditures for the first nine months of 2004 were $114.7 million, up $25.2 million from the first nine months of 2003.

Year to date, the Company has spent $16.4 million on land expenditures and $60.9 million on drilling and completions. The majority of the drilling expenditures were spent in the Olds, Medallion, Swalwell and Stolberg areas. Facility capital for the first nine months of 2004 totaled $33.6 million and was spent mainly at Medallion, Salter and Olds.

Esprit has drilled 75 gross wells (62.7 net) in 2004. 68 wells (58.04 net) have been successful for a success rate of 91 percent (93 percent net). Most of the drilling this year has been in the Olds, Medallion and Swalwell areas.

LIQUIDITY AND CAPITAL RESERVES

At September 30, 2004 the Company had approximately $53.7 million outstanding on its credit facility and a working capital deficiency of $32.0 million, totaling $85.7 million of total net debt. The Company had a total credit facility of $160 million at September 30, 2004, and in conjunction with the completion of the Arrangement and the creation of the Trust and ProspEx in October 2004 this was replaced by a new $150 million extendable revolving term credit facility for the Trust (described fully in the August 16, 2004 Information Circular).

Pursuant to the reorganization, in October 2004 Esprit made a special distribution of $0.22 per share being the cash proceeds of the coalbed methane and shallow gas disposition announced on July 22, 2004.

OUTSTANDING TRUST UNIT DATA

Prior to giving effect to the Arrangement, the Trust had issued one Class B Trust Unit. As a result of the completion of the Arrangement as of November 7, 2004 the issued and outstanding securities of the Trust were 13,062,757 Class A trust units, 26,863,872 Class B trust units and 2,195,357 exchangeable shares. There were also 109,915 post-arrangement entitlements outstanding. Exchangeable shares are convertible into Class B trust units and post-arrangement entitlements are convertible into either Class A trust units or Class B trust units, depending on the residency of the holder thereof.

ACCOUNTING POLICY CHANGES

During the first quarter of 2004, the Company prospectively adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirement to assess the effectiveness of hedging relationships. The guideline requires financial instruments that are not designated as hedges to be recorded at fair value on the Company's consolidated balance sheet, with changes in fair value recorded in earnings. This new guideline does not have a significant impact on the financial results of the Company.

ESPRIT ENERGY TRUST

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of the financial conditions and results of operations should be read in conjunction with the (i) unaudited interim consolidated financial statements of Esprit Energy Trust (the "Trust") for the nine months ended September 30, 2004 and (ii) unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003 of Esprit Exploration Ltd. (the "Company" or "Esprit"). Since the Arrangement (as defined below) was not effective until after September 30, 2004, the following discussion and analysis is management's discussion and analysis of the financial conditions and results of operations of Esprit. This MD&A is dated November 9, 2004.

PLAN OF ARRANGEMENT

The Trust was established on August 16, 2004 and one Class B Trust Unit was issued on August 16, 2004. On October 1, 2004 the Company completed a reorganization by Plan of Arrangement (the "Arrangement") into the Trust and ProspEx Resources Ltd. ("ProspEx"). The Arrangement was approved by securityholders on September 27, 2004 and was effective on October 1, 2004. The Arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A trust unit, Class B trust unit or exchangeable share of the Trust, 0.20 of a ProspEx common share and a cash payment of $0.22 per share.

The Trust effectively owns approximately 90 percent of the producing assets of the Company. The remainder of the properties of the Company were transferred to ProspEx and consist of certain prospective natural gas weighted assets and undeveloped land. After giving effect to the Arrangement, the financial statements of the Trust will be prepared on a continuity of interests basis which will recognize the Trust as the successor to Esprit Exploration Ltd.

Pursuant to the Arrangement, the following assets and liabilities were transferred to ProspEx:

Property plant and equipment	$38,843
Future tax asset	9,729
Long term debt	(10,654)
Asset retirement obligation	(3,492)
Net assets transferred	$34,426

The above amounts are estimates, which were made by management at the time of the Arrangement based on the information available at the time. Amendments may be made to these amounts as values subject to estimate are finalized.

As at September 30, 2004 the Company has incurred $10.4 million in costs relating to the restructuring of the Company, excluding payments to employees and officers. These costs have been deferred on the Company's balance sheet and were charged to Unitholders' capital on the closing of the transaction in October 2004.

The Company has incurred $8.3 million in payments to employees and officers including transaction bonuses, employee retention payments and employee termination costs. These costs have expensed on the statement of earnings and deficit for the three and nine months ended September 30, 2004.

In accordance with the Plan of Arrangement, all outstanding stock options of the Company immediately vested following the completion of the Arrangement. As a result, the fair value of $1.0 million that had not previously been expensed was expensed in the quarter. This amount has been included in the stock-based compensation expense on the statement of earnings and deficit for the three and nine months ended September 30, 2004.

Concurrent with the Arrangement, the Trust implemented a new Performance Unit Incentive Plan. The new plan authorizes the Board of Trustees to grant up to 2.1 million Class B trust units to directors, officers, employees, and consultants of the Trust and its affiliates. The Board of Directors of the Company is reviewing the performance measures under the Performance Unit Incentive Plan of the Trust, and is considering setting relative total unitholder return as the sole performance measure in determining actual payouts to employees.

As part of the Arrangement and the creation of the Trust, the Company has entered into a new credit facility with a syndicate of banks and currently has a $150 million extendible revolving term credit facility. The facility is fully revolving until June 30, 2005 and may be extended at the mutual agreement of the Company and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on July 1, 2006. The credit facility is secured by a $250 million demand debenture and first floating charge on all petroleum and natural gas assets of the Company.

CONSOLIDATED FINANCIAL RESULTS AND HIGHLIGHTS

Cash flow for the third quarter of the year decreased by 36 percent from $21.6 million in the same period in 2003 to $13.9 million in the current year. Increased revenues due to higher prices were more than offset by restructuring costs, higher operating costs and royalties and lower volumes. Year-to-date cash flow decreased 9 percent from $69.2 million in 2003 to $63.0 million in 2004. On a year-to-date basis, $8.3 million of costs associated with the Plan of Arrangement offset any increases from higher year-to-date volumes and prices.

During the quarter, net earnings decreased from $7.5 million in the third quarter of 2003 to a loss of $0.2 million for the same period in 2004. Earnings of $15.9 million for the first nine months of 2004 are down 47 percent from the same period in 2003. Both year-to-date and quarterly earnings decreased compared to 2003 due to the factors described above as well as higher non-cash items including depletion and stock-based compensation expense.

Corporate netback is a non-GAAP measure that represents revenue less royalties, operating costs and general and administrative costs on a barrel of oil equivalent ("boe") basis. Esprit's corporate netback for the quarter of $20.73 per boe is up slightly from $20.37 per boe in the third quarter of 2003 due to higher prices offset by higher per unit operating costs. The year-to-date average corporate netback received was $21.81 per boe which is down five percent from 2003 as a result of higher per unit royalties and operating costs in the current year.

OIL AND NATURAL GAS REVENUE

Production declines of two percent, offset by a 14 percent rise in commodity prices, resulted in an 11 percent increase in third quarter oil and natural gas revenue over the prior year. 2004 third quarter oil and natural gas revenue was $46.4 million, up from $41.7 million in 2003. For

the nine months ended September 30, 2004, oil and natural gas revenue rose by nine percent to $140.2 million as compared to $128.5 million for the same period of 2003.

Prices and Product Marketing

Esprit's average natural gas plantgate price, after hedging, for the third quarter of 2004 was $6.56 per mcf which is 11 percent higher than the average price received during the third quarter of 2003. Year to date, the natural gas price received by Esprit decreased one percent from $6.69 per mcf in 2003 to $6.59 per mcf in 2004.

The average price received for natural gas liquids ("NGL") was higher in both the third quarter and year to date 2004 compared to 2003. NGL prices averaged $54.74 per barrel ("bbl") for the third quarter of 2004, up 23 percent from the same period in 2003 and $53.51 per bbl year to date in 2004, up 20 percent from the same period in 2003. Esprit includes sulphur revenue in the calculation of the average NGL sales price. Sulphur prices have been strong in 2004.

Oil prices increased from $23.97 per bbl during the third quarter and $26.46 per bbl year to date in 2003 to $42.70 per bbl and $33.45 per bbl, respectively for the same periods in 2004. These increases reflect higher market prices for oil in 2004. Also, 2003 oil prices include hedging losses.

As part of its risk management policy, Esprit enters into commodity price derivative contracts to partially mitigate the volatility associated with commodity prices. When compared to market indices, natural gas hedging activities resulted in a decrease in revenue of $0.2 million for the quarter and $0.8 million year to date. Approximately 11 percent of year-to-date production was sold on hedged contracts. Based on contracts currently in place, approximately 19 percent of production has been hedged at an average price of $7.16 per gigajoule for the remainder of the year.

Production

	Three Months Ended			Nine Months Ended		
	Q3 2004	**Q3 2003**	**% Change**	**Q3 2004**	**Q3 2003**	**% Change**
Gas (mcf/d)	63,139	64,559	(2)	64,258	58,973	9
NGL (bbls/d)	1,360	1,351	1	1,287	1,369	(6)
Oil (bbls/d)	353	426	(17)	585	566	3
Total (boe/d)	12,236	12,537	(2)	12,582	11,764	7

Total oil equivalent production for the third quarter of 2004 was 12,236 boe per day, down two percent from the corresponding period of 2003. Total production for the first nine months of 2004 was 12,582 boe per day, up seven percent from the same period in the prior year.

Third quarter average natural gas production of 63.1 mmcf per day, represents a two percent decrease from the third quarter of 2003. For the first nine months of the year natural gas production averaged 64.3 mmcf per day, an increase of nine percent over the comparable period of 2003. The decrease in natural gas production for the quarter was the result of a number of factors, including wet weather as well as periodic downtime at one of the main compressors in Olds. The increase of nine percent in natural gas production during the nine months ended September 30, 2004 compared to the same period of 2003 was a result of new

wells being tied-in at Medallion, Swalwell and Olds, as well as increased production from the Blackstone well due to compression added in December 2003.

NGL production of 1,360 bbls per day for the third quarter is up by 1 percent from the same period last year. Year-to-date NGL production is down 6 percent from 2003 to 1,287 bbls per day. NGL production is lower in the current year due to a scheduled turnaround at the Olds liquids processing plant. The turnaround reduced liquids production for approximately one month, however the product was sold in the gas stream resulting in the recovery of lost NGL revenue via higher natural gas prices.

Oil production averaged 353 boe per day in the third quarter of 2004 and 585 boe per day year to date, a decrease of 17 percent over the third quarter and an increase of 3 percent from the first nine months of 2003. The production increase from the same nine months of 2003 is a result of a successful oil well at Three Hills and infill drilling at Saskatchewan in the second half of 2003 however, the wells in Saskatchewan began to experience sand and water problems in the third quarter of 2004. These issues contributed to the production decrease in the third quarter of 2004 compared to the third quarter of 2003.

ROYALTIES

Royalty expense of $11.9 million for the quarter and $34.2 million year to date is up over the comparable periods of the prior year of $9.7 million and $30.3 million respectively due to higher oil and gas prices.

OPERATING COSTS

	Three Months Ended			Nine Months Ended		
	Q3 2004	Q3 2003	% Change	Q3 2004	Q3 2003	% Change
Operating Expenses ($thousands)	9,785	7,191	36	26,770	20,980	28
$/boe	8.69	6.23	39	7.77	6.53	19

Operating expenses of $9.8 million for the quarter are up 36 percent from $7.2 million during the third quarter of 2003. On a per unit basis, operating costs increased 39 percent during the quarter from $6.23 per boe in the third quarter of 2003 to $8.69 per boe in 2004. Wet weather, compressor maintenance at Olds, an increase in the scope of work related to the Olds plant turnaround scheduled for May 2005, increases in electricity costs at Olds and well workovers in the Saskatchewan area all contributed to this increase. For the nine months ended September 30, 2004, operating costs increased 28 percent over the same period in the prior year, from $21.0 million in 2003 to $26.8 million in 2004. Unit operating costs for the first nine months of the year increased 19 percent from $6.53 per boe in 2003 to $7.77 per boe in 2004. The higher per boe operating costs are a result of both higher costs and lower production volumes.

DEPLETION, DEPRECIATION & AMORTIZATION

Depletion, depreciation and amortization expense was $11.2 million or $9.95 per boe for the third quarter of 2004 and $34.3 million or $9.98 per boe year to date. The depletion rate for the current quarter has decreased due to the sale of certain prospective coalbed methane and shallow gas properties for cash consideration of $37.7 million which closed in August. The

year-to-date per unit depletion rate has increased from the prior year as current finding and development costs are above Esprit's historical costs.

GENERAL AND ADMINISTRATIVE

Per unit general and administrative expenses for the third quarter remained relatively flat at $1.15 per boe versus the same quarter of 2003 of $1.14 per boe as net general and administrative expenses remained constant at $1.3 million. Year-to-date per unit general and administrative expenses also remained flat at $1.18 per boe and net general and administrative expenses increased slightly from $3.8 million in 2003 to $4.1 million in the current year.

INTEREST EXPENSE

Interest expense was $0.7 million in the third quarter of both 2004 and 2003. Year to date interest expense increased slightly from $2.3 million in 2003 to $2.6 million in the current year. The increase in interest expense resulting from higher average long-term debt in the current year was offset by lower interest rates.

INCOME TAXES

Esprit did not pay current income taxes in the first nine months of 2004, with the exception of the large corporations tax and Saskatchewan capital tax. The year to date provision for income taxes was booked at approximately 35 percent of earnings. This is up from 27 percent of earnings booked in the first nine months of 2003, as last year the remaining valuation allowance on the future tax asset was recognized. Also, the tax rate in the current quarter appears higher than 2003 due to $1.2 million of non-deductible stock-based compensation expense.

CAPITAL EXPENDITURES

($ thousands)	Three months			Nine months		
	Q3 2004	Q3 2003	% Change	Q3 2004	Q3 2003	% Change
Western Canada –						
Exploration and Development	41,082	34,227	20	114,274	82,387	39
Acquisitions & Dispositions	(37,700)	1,030	-	(37,642)	3,066	-
East Coast	210	2,616	(92)	210	3,686	(94)
Office and computer assets	29	129	(78)	142	313	(55)
Total	3,621	38,002	(90)	76,984	89,452	(14)

Net capital expenditures for the third quarter of 2004 were $3.6 million, a 90 percent decrease over the third quarter of 2003. On July 22, 2004 the Company entered into an agreement with an unrelated third party to sell certain prospective coalbed methane and shallow gas properties in central Alberta for cash consideration of $37.7 million. Excluding this disposition, capital expenditures were $41.3 million, an increase of $3.3 million from the third quarter of 2003. Capital expenditures for the first nine months of 2004 were $77.0 million, down 14 percent over the comparable period of 2003. However, excluding the coalbed methane and shallow gas property disposition, capital expenditures for the first nine months of 2004 were $114.7 million, up $25.2 million from the first nine months of 2003.

Year to date, the Company has spent $16.4 million on land expenditures and $60.9 million on drilling and completions. The majority of the drilling expenditures were spent in the Olds, Medallion, Swalwell and Stolberg areas. Facility capital for the first nine months of 2004 totaled $33.6 million and was spent mainly at Medallion, Salter and Olds.

Esprit has drilled 75 gross wells (62.7 net) in 2004. 68 wells (58.04 net) have been successful for a success rate of 91 percent (93 percent net). Most of the drilling this year has been in the Olds, Medallion and Swalwell areas.

LIQUIDITY AND CAPITAL RESERVES

At September 30, 2004 the Company had approximately $53.7 million outstanding on its credit facility and a working capital deficiency of $32.0 million, totaling $85.7 million of total net debt. The Company had a total credit facility of $160 million at September 30, 2004, and in conjunction with the completion of the Arrangement and the creation of the Trust and ProspEx in October 2004 this was replaced by a new $150 million extendable revolving term credit facility for the Trust (described fully in the August 16, 2004 Information Circular).

Pursuant to the reorganization, in October 2004 Esprit made a special distribution of $0.22 per share being the cash proceeds of the coalbed methane and shallow gas disposition announced on July 22, 2004.

OUTSTANDING TRUST UNIT DATA

Prior to giving effect to the Arrangement, the Trust had issued one Class B Trust Unit. As a result of the completion of the Arrangement as of November 7, 2004 the issued and outstanding securities of the Trust were 13,062,757 Class A trust units, 26,863,872 Class B trust units and 2,195,357 exchangeable shares. There were also 109,915 post-arrangement entitlements outstanding. Exchangeable shares are convertible into Class B trust units and post-arrangement entitlements are convertible into either Class A trust units or Class B trust units, depending on the residency of the holder thereof.

ACCOUNTING POLICY CHANGES

During the first quarter of 2004, the Company prospectively adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirement to assess the effectiveness of hedging relationships. The guideline requires financial instruments that are not designated as hedges to be recorded at fair value on the Company's consolidated balance sheet, with changes in fair value recorded in earnings. This new guideline does not have a significant impact on the financial results of the Company.

QUARTERLY OPERATING RESULTS

(in thousands of dollars, except per share amounts)	**2004** *Q3*	*Q2*	*Q1*	2003 *Q4*	*Q3*	*Q2*	*Q1*	2002 *Q4*
Oil and gas revenue	**46,351**	**48,651**	**45,228**	41,602	41,722	42,508	44,246	36,009
Net earnings (loss)	**(185)**	**8,421**	**7,684**	8,599	7,528	9,644	13,048	8,551
Cash flow from operations	**13,880**	**25,513**	**23,591**	23,095	21,605	22,278	25,283	17,452
Net earnings (loss) per share								
-basic and diluted	**-**	**0.05**	**0.05**	0.05	0.05	0.06	0.08	0.06
Cash flow from operations per share								
-basic and diluted	**0.09**	**0.16**	**0.15**	0.14	0.14	0.13	0.16	0.11

Note: Net earnings (loss) and cash flow from operations for the third quarter of 2004 include $8.3 million of costs associated with the Plan of Arrangement.

Reader's Advisory:

Certain comparative amounts have been reclassified to conform to current period presentation.

In accordance with NI 51-101 all numbers stated in barrel of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated. Boe's may be misleading particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Within the MD&A, references are made to terms commonly used in the oil and gas industry. Cash flow and cash flow per share are not defined by Generally Accepted Accounting Principles ("GAAP") in Canada and are referred to as non-GAAP measures. Cash flow represents cash flow from operations as detailed on the consolidated statement of cash flows. Cash flow per share is calculated based on the diluted weighted average number of common shares outstanding as calculated using the treasury method. Netbacks, long-term debt to cash flow ratio, working capital deficiency and net debt are also non-GAAP measures and may not be comparable to similar measures presented by other issuers.

The corporate information contained in these pages contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

ESPRIT ENERGY TRUST
BALANCE SHEET
As at September 30, 2004
[unaudited]

ASSET	
Cash	$100
UNITHOLDER'S EQUITY	
Unitholders' Capital	$100

See accompanying notes

ESPRIT ENERGY TRUST

NOTES TO FINANCIAL STATEMENT

1. Formation and Financial Presentation

Esprit Energy Trust (the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated August 16, 2004. The Trust Indenture was amended and restated on September 30, 2004. The Administrator of the Trust is Esprit Exploration Ltd. ("Esprit").

The financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2. Unitholder's Equity

(a) Authorized

An unlimited number of Class A Trust Units and an unlimited number of Class B Trust Units. The Class A Trust Units and the Class B Trust Units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind up or dissolution. Class A Trust Units have no residency restrictions. Class B Trust units may only be held by Canadian residents. At any given time, the number of Class A Trust Units issued and outstanding may not exceed 80% of the number of Class B Trust Units.

(b) Issued

	Number of Units	Consideration
Class B Trust Units Issued upon Settlement	1	$100
Balance as at September 30, 2004	1	$100

3. Subsequent Events

On October 1, 2004 the Company completed a reorganization by Plan of Arrangement (the "Arrangement") into the Trust and ProspEx Resources Ltd. ("ProspEx"). The Arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A trust unit, Class B trust unit or exchangeable share of the Trust, 0.20 of a ProspEx common share and a cash payment of $0.22 per share.

The Trust effectively owns approximately 90 percent of the producing assets of the Company. The remainder of the properties of the Company, consisting of certain prospective natural gas weighted assets and undeveloped land, were transferred to ProspEx. After giving effect to the Arrangement, the financial statements of the Trust will be prepared on a continuity of interests basis which will recognize the Trust as the successor to Esprit Exploration Ltd.

Pursuant to the Arrangement, the following assets and liabilities were transferred to ProspEx:

	(000's)
Property plant and equipment	$38,843
Future tax asset	9,729
Long term debt	(10,654)
Asset retirement obligation	(3,492)
Net assets acquired	$34,426

The above amounts are estimates, which were made by management at the time of the Arrangement based on the information available at the time. Amendments may be made to these amounts as values subject to estimate are finalized.

As a result of the completion of the Arrangement as of November 7, 2004 the issued and outstanding securities of the Trust were 13,062,757 Class A trust units, 26,863,872 Class B trust units and 2,195,357 exchangeable shares. There were also 109,915 post-arrangement entitlements outstanding. Exchangeable shares are convertible into Class B trust units and post-arrangement entitlements are convertible into either Class A trust units or Class B trust units, depending on the residency of the holder thereof.

As at September 30, 2004 the Company has incurred $10.4 million in costs relating to the restructuring, excluding payments to employees and officers. These costs have been deferred on the Company's balance sheet and were charged to Unitholders' capital upon the closing of the transaction in October 2004.

The Company incurred $8.3 million in payments to employees and officers including transaction bonuses, employee retention payments and employee termination costs. These costs have been expensed on the statement of earnings and deficit for the three and nine months ended September 30, 2004.

In accordance with the Plan of Arrangement all outstanding stock options of the Company immediately vested following the completion of the Arrangement. As a result, the fair value of $1.0 million related to the options granted after January 1, 2003 that had not previously been recorded was expensed in the quarter. In accordance with the Arrangement, the options outstanding at September 30, 2004 converted to options to acquire Class B trust units of the Trust and to acquire common shares of ProspEx and were all exercised within 30 days of the closing of the Arrangement.

Concurrent with the Arrangement, the Trust implemented a new Performance Unit Incentive Plan. The new plan authorizes the Board of Trustees to grant up to 2.1 million units to directors, officers, employees, and consultants of the Trust and its affiliates.

As part of the Arrangement and the creation of the Trust and ProspEx, the Company has entered into a new credit facility with a syndicate of banks and currently has a $150 million extendible revolving term credit facility. The facility is fully revolving until June 30, 2005 and may be extended at the mutual agreement of the Company and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required July 1, 2006. The credit facility is secured by a $250 million demand debenture and first floating charge on all petroleum and natural gas assets of the Company.

The financial position of the Trust following the Arrangement is summarized below in a condensed ProForma Balance Sheet as at October 1, 2004:

	(000's)
Capital & other long term assets	$360,188
Current liabilities	(18,870)
Long term debt	(81,304)
Asset retirement obligation	(10,719)
Future income tax liability	(22,185)
Unitholders' Equity	$227,110

The above amounts are estimates, which were made by management at the time of the Arrangement based on the information available at the time. Amendments may be made to these amounts as values subject to estimate are finalized.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stephen B. Soules, Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Esprit Energy Trust (the issuer), for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 11, 2004

(signed) *Stephen B. Soules*
Stephen B. Soules
Executive Vice President and
Chief Financial Officer of Esprit
Exploration Ltd.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stephen J. Savidant, President and Chief Executive Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Esprit Energy Trust (the issuer), for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 11, 2004

(signed) *Stephen J. Savidant*
Stephen J. Savidant
President and Chief Executive Officer of
Esprit Exploration Ltd.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust Announces Increased Exchangeable Share Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Dec. 3 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that effective December 15, 2004, the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.01128 to 1.02243. The increase in the Exchange Ratio is calculated by multiplying the $0.14 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Class B Trust Units of the Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Class B Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long life, gas focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units hold no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

%SEDAR: 00021286E

/For further information: please contact Lisa Ciulka, Manager, Investor Relations at (403) 213-3770 or lciulka(at)eee.ca/

(EEE.A. EEE.B.)

CO: Esprit Energy Trust; Esprit Exploration Ltd.

CNW 14:14e 03-DEC-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust Announces Increased Exchangeable Share Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Jan. 4 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that effective January 17, 2005, the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.02243 to 1.03392. The increase in the Exchange Ratio is calculated by multiplying the $0.14 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Class B Trust Units of the Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Class B Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long life, gas focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units hold no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

%SEDAR: 00021286E

/For further information: please contact Lisa Ciulka, Manager, Investor Relations at (403) 213-3770 or lciulka(at)eee.ca/

(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 16:36e 04-JAN-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces January Cash Distribution

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Jan. 10 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that its monthly distribution for January to unitholders of record on January 31, 2005 will be $0.14 per trust unit. The distribution will be paid on February 15, 2005. The ex-distribution date will be January 27, 2005. It is anticipated that 35 percent of the Trust's distribution will be tax-efficient return of capital.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units have no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

%SEDAR: 00021286E

/For further information: Lisa Ciulka, Manager, Investor Relations at (403) 213-3770 or lciulka(at)eee.ca./
(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 08:00e 10-JAN-05

News release via CNW Group, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust Announces 2004 Reserves, Fourth Quarter Production, February 2005 Distribution and Updated 2005 Guidance

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Feb. 3 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced its year end 2004 reserves, fourth quarter production results, updated 2005 guidance, February 2005 distribution and commented on foreign ownership restrictions with respect to trust units.

Esprit became a trust on October 1, 2004 as a result of a restructuring, through a plan of arrangement, of Esprit Exploration Ltd. The restructuring resulted in the creation of Esprit Energy Trust as well as a junior exploration company, ProspEx Resources Ltd., and a cash distribution to shareholders. Esprit Energy Trust retained specific assets (the "Trust Assets") representing approximately 90 percent of the reserves and production of Esprit Exploration Ltd.

Esprit Energy Trust is reporting its fourth quarter and year end 2004 reserves and production relative to the same time periods one year ago for its predecessor, Esprit Exploration Ltd. In addition, to further assist readers in understanding the Trust's results, Esprit is presenting its fourth quarter and year end 2004 results relative to the results one year ago for the comparative Trust Assets.

Reserves

Esprit is pleased with the success of its 2004 exploitation and development drilling program as reflected in the Trust's year end 2004 reserves. In particular, the Trust showed strong results in moving reserves into the proved producing category.

<<

Reserves Summary (mboe)	Esprit Exploration Ltd. Jan. 1, 2004	Trust Assets Jan. 1, 2004	Esprit Energy Trust Jan. 1, 2005
Proved producing	32,018	29,784	30,574
Total proved	41,140	37,809	38,180
Total proved plus probable	53,357	49,299	49,379

mboe - thousand barrels of oil equivalent

When comparing reserves at the end of 2004 to Trust Assets at the end of 2003, Esprit successfully replaced more reserves than it produced. Esprit replaced 121 percent of production on a proved producing basis, 110 percent on a total proved basis and 104 percent on a proved plus probable basis.

Production

Esprit's production in the fourth quarter of 2004 averaged 11,161 barrels of oil equivalent ("boe") per day compared to an average of 12,709 boe per day for Esprit Exploration Ltd. and an average of 11,336 boe per day for the Trust Assets.

Fourth quarter 2004 production was lower than expected as a result of operational reliability issues and restrictions at the Trust's Olds field and higher than expected initial declines at three new wells at High River which came on stream during the fourth quarter. The principal operational issues at

Olds have involved the plant's current ability to deal with increasing volumes of natural gas liquids in the production and difficulties with the main compressor on the southern gathering system which has resulted in downtime and ongoing throughput restrictions.

Production Summary	Esprit Exploration Q4 2003	Trust Assets Q4 2003	Esprit Energy Trust Q4 2004
Natural Gas (mcf/d)	64,709	56,764	55,920
Natural Gas Liquids (bbl/d)	1,404	1,362	1,436
Oil (bbl/d)	520	513	405
Total (boe/d)	12,709	11,336	11,161

mcf/d - thousand cubic feet per day; bbl/d barrels per day;
boe/d - barrels of oil equivalent per day

Reserve Life Index (RLI)

Using annualized fourth quarter production, the Trust has a reserve life index of 9.4 years based on total proved reserves and 12.1 years based on total proved plus probable reserves. These RLI's are longer than the average of its peer group of trusts.

2005 Guidance

Esprit has updated its guidance for 2005 with respect to production, operating costs, general and administrative costs and capital expenditures.

Esprit is now forecasting production for 2005 of 11,000 boe per day. This is down from its original guidance of 11,600 boe per day. Following the major plant maintenance shutdown at Olds which is scheduled for May of this year, Esprit expects the operational and reliability problems to be solved. The Trust expects production to return to more normal levels and average approximately 11,600 boe per day in the second half of the year. This type of maintenance shutdown at Olds is scheduled to occur every three years.

The Trust believes that these changes to production guidance are solely due to operational matters. The quality of Esprit's assets is reflected in the strong reserve results achieved in 2004.

In addition, due to the fixed nature of a portion of the Trust's operating and overhead cost structure, the estimated operating and general administrative costs on a per barrel basis are expected to increase from previous guidance. Operating costs for 2005 are expected to be $7.00 per boe, up from the Trust's original guidance of $6.80 per boe, and general and administrative costs are expected to be $1.45 per boe, up from the original guidance of $1.40 per boe.

Esprit's capital program remains unchanged and is budgeted at $40 million for 2005. The Trust expects to spend approximately 55 percent of its capital budget on its 40 well drilling program and 35 percent on facilities to improve their operational reliability and efficiency and expand infrastructure capacity. The remainder of the capital program is expected to be spent on land, seismic and other minor costs.

Revised 2005 Guidance	
Production	11,000 boe per day
Capital Budget	$40 million
Operating Costs	$7.00 per boe
General and Administrative Costs	$1.45 per boe

Unit distributions

Esprit believes the lower production level incorporated in its new guidance is temporary, as described above, and accordingly these changes to

production and costs for 2005 are not expected to alter Esprit's cash distributions. However, distributions are also based on current commodity price outlooks and other factors and remain subject to change as they would normally.

The Trust announced that it will pay a monthly distribution of $0.14 per unit for February. This distribution level is unchanged since the Trust's inception in October 2004. The distribution will be paid to unitholders of record on February 28 , 2005 and will be paid on March 15, 2005. The ex-distribution date will be February 24, 2005.

Esprit's full year-end results to be released on February 16

Full year-end and fourth quarter financial and operating results for 2004 will be released after market close on February 16th. This will be followed by a conference call to discuss the results at 7:00 a.m. MST on February 17th. Dial in instructions will be announced prior to the call.

Class A/B Unit Structure

Previously, as part of its March 2004 federal budget and further measures announced on September 16, the Department of Finance (Canada) issued draft legislation which provided that a trust would lose "mutual fund trust" status under the Income Tax Act if the fair market value of its issued and outstanding units held by non-residents exceeded 50 percent of the fair market value of all of its issued and outstanding units (the "Draft Legislation"). To provide the mechanics to manage compliance with the Draft Legislation, the capital structure of the Trust was split between Class A Trust Units and Class B Trust Units (the "A/B Structure"). Class A Trust Units have no residency restrictions whereas the Class B Trust Units may only be held by Canadian residents. The Class A Trust Units include provisions for their redemption, at the option of the Trust, at the lesser of (i) 95 percent of the ten day average market price of the Class B Trust Units and (ii) the closing market price on the redemption date. The Class A Trust Units and Class B Trust Units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

However, the Notice of Ways and Means Motion tabled in the House of Commons on December 6, 2004 did not include the Draft Legislation. Finance Minister Ralph Goodale stated that "Further work will be conducted to establish whether an alternative proposal can be devised that would achieve the underlying objective of this budget proposal, without imposing absolute limits on non-resident investment."

In response to the elimination of the Draft Legislation and the Minister's statement, as well as sentiments expressed by Esprit's unitholders, the Board of Trustees is considering proposing the elimination of the A/B Structure to its unitholders at the 2005 Annual General Meeting to be held on May 12, 2005. In determining whether or not to proceed, the Board of Trustees will consider additional information provided by its advisors and any further information or statements which may be forthcoming from the Department of Finance prior to the mailing of its annual meeting materials.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B".

All calculations converting natural gas to crude oil equivalent have been made using the ratio of six mcf of natural gas to one barrel of crude oil equivalent.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently,

there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.
%SEDAR: 00021286E

/For further information: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770, lciulka(at)eee.ca; Stephen Savidant, President and CEO, (403) 213-3729; Stephen Soules, Executive Vice President and CFO, (403) 213-3761/
(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 16:34e 03-FEB-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust Announces Two New Members to Join Board

CALGARY, Feb. 9 /CNW/ - Esprit Energy Trust today announced that Mr. Mark Schweitzer and Mr. Doug Palmer have joined both its Board of Trustees and the Board of Directors of Esprit Exploration Ltd., the administrator of the Trust (Esprit Energy Trust and Esprit Exploration Ltd. are together "Esprit").

Mr. Schweitzer is the Executive Vice-President and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of the Superior Plus Income Fund. Mr. Schweitzer has held the position of Chief Financial Officer of Superior Plus for the past eight years. Prior to joining Superior Plus, he held the position of Vice President, Finance and Chief Financial Officer at Norcen Energy Resources Ltd. from 1994 to 1998. Prior to 1994, Mr. Schweitzer held senior treasury roles at Canadian Hunter Exploration Ltd. and Noranda. Prior to joining Noranda in 1988, he held various audit responsibilities with Ernst & Young, Chartered Accountants in Toronto. Mr. Schweitzer has a Bachelor of Commerce degree from Queen's University and is a member of the Canadian Institute of Chartered Accountants.

Mr. Palmer served on the board of Calpine Natural Gas Trust from 2003 to February 2005. Prior to this Mr. Palmer was Chief Executive Officer of Numac Energy Ltd. from 1998 to 2001. Mr. Palmer worked at Norcen Energy Resources Ltd. from 1978 to 1998 in various positions, including his final position as Senior Vice President and Chief Operating Officer. Mr. Palmer holds a Bachelor of Science degree in Chemical Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

"Esprit's Boards and management believe that sound corporate governance principles are integral to running a successful business entity and in building trust and confidence within the investment community," said Mr. Michael Stewart, Chair of Esprit's Boards. "These new members bring extensive business experience to Esprit's Boards. Both Mark's financial background and Doug's operations background in the oil and gas industry will further strengthen our Boards."

These two additions bring the total number of board members to eight, with six considered as unrelated under the Toronto Stock Exchange Guidelines. The members of Esprit's Boards are Donald Gardner, Doug Palmer, John Panneton, Stephen Savidant, Mark Schweitzer, Eric Schwitzer, Stephen Soules and Michael Stewart.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units hold no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

%SEDAR: 00021286E

/For further information: please contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770, lciulka(at)eee.ca/

(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 15:27e 09-FEB-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces 2004 Year-End and Fourth Quarter Results

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Feb. 16 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today its financial and operating results for the three months ended December 31, 2004; its first quarter as a trust.

In the first half of 2004, Esprit Exploration Ltd. underwent an extensive review and analysis of its assets, operations and financial performance. The Board of Directors and management's goal was to create a business structure that maximized shareholder value. After careful consideration, they concluded that a reorganization into a Trust would realize greater value for shareholders and create a solid base to build value for shareholders. The reorganization created a Trust with 90 percent of the long-life, lower risk, natural gas reserves assets; a junior exploration and production company (ProspEx Resources Ltd.) with the high growth potential assets and resulted in the sale of non-core assets and distribution of the proceeds to shareholders.

This reorganization was approved by shareholders on September 27, 2004 with 99.7 percent of votes cast in favour and became effective October 1, 2004. The Board of Trustees and management were pleased with the result and the shareholder value created throughout the reorganization. During 2004, shareholders realized a total return of 47 percent. This return calculation includes the price of Esprit Energy Trust units at December 31, 2004, cash distributions declared during 2004 and the price of ProspEx Resources shares at December 31, 2004, relative to the share price of Esprit Exploration Ltd. at December 31, 2003.

As the Trust is the continuing reporting entity to Esprit Exploration Ltd., information for the three and twelve months ended December 31, 2004 and prior year comparatives are provided in the Management Discussion and Analysis and Consolidated Financial Statements. The information in these documents is based on the first nine months of operations as Esprit Exploration Ltd. and the last three months as Esprit Energy Trust. To assist readers and enhance comparability, prior period comparable information based only on the assets transferred to the Trust (the "Trust Assets"), is available for selected metrics and is shown where applicable in this news release.

"Esprit had a busy year during 2004 with the major corporate restructuring and a very active capital program" said Mr. Stephen Savidant, Esprit's President and Chief Executive Officer. "We were particularly pleased with our reserve replacement during the year, with 121 percent replacement of the Trust's proven producing reserves. Esprit has a solid foundation of long-life, natural gas assets that are well suited to the trust model. We have experienced some challenges during the last half of 2004, regarding operational issues at Olds and lower production volumes in some other areas. We expect to overcome these problems during the first half of 2005, particularly with the benefit of the Olds plant major maintenance shut down during the second quarter."

Trust Highlights

- Esprit has paid consistent monthly cash distributions since inception on October 1, 2004 of $0.14 per unit. These distributions were comprised of approximately 35 percent being a tax efficient return of capital and 65 percent being ordinary income. For the fourth quarter of 2004, the Trust paid out 71 percent of its cash flow as distributions to unitholders.
- When comparing reserves at the end of 2004 to Trust Assets at the end of 2003, Esprit replaced 121 percent of its production on a proved producing basis, 110 percent on a total proved basis and 104 percent on a total proved plus probable basis. The Trust also maintained its

longer than industry average proven plus probable reserve life index of 12 years.

- Production averaged 11,190 barrels of oil equivalent ("boe") per day for the Trust Assets in 2004 and 11,161 boe per day for the fourth quarter of 2004. This was lower than expected mainly due to temporary operational reliability issues and restrictions at the Trust's Olds field.
- Cash flow for the quarter totaled $23.8 million and $0.60 per unit basic ($0.56 per unit diluted).
- Net Earnings for the fourth quarter of 2004 were $12.2 million and $0.31 per unit basic ($0.29 per unit diluted).
- Commodity prices were strong during the fourth quarter of 2004. Esprit's sales price averaged 20 percent higher than the fourth quarter of 2003 with natural gas sales averaging $6.99 per thousand cubic feet ("mcf") up 18 percent from $5.92 in the fourth quarter of 2003. Oil and natural gas liquids prices were up 47 percent and 23 percent respectively.
- Unit operating costs for the fourth quarter were $8.10 per boe. These costs are expected to decrease and average $7.00 per boe for 2005 due to increased third party processing revenue and lower chemical and methanol usage.
- General and administrative costs were $0.91 per boe in the fourth quarter and are expected to average $1.45 per boe in 2005. The increase in 2005 is caused by increased regulatory reporting costs, higher consulting and advisory fees, increased investor communication and marketing costs and additional staff members to replace those lost during the restructuring.
- During the fourth quarter, capital expenditures amounted to $7.9 million. Capital spent on Trust Assets for the full year was $34.5 million, including $37.6 million received for the disposition of non-core coal bed methane assets and minor acquisitions.
- The Trust's Finding, Development and Acquisition costs were $7.98 per boe proved and $8.92 per boe proved plus probable. Finding and Development costs (excluding acquisitions and dispositions) were $16.25 per boe proved and $17.68 per boe proved plus probable.

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Esprit Energy Trust
(Trust Assets only)
Consolidated Highlights
(unaudited)

	Three Months Ended December 31			Year Ended December 31		
FINANCIAL (000's)	2004	2003	% change	2004	2003	% change
Oil and gas revenue	44,419					
Net earnings	12,179					
Per unit - basic	0.31					
- diluted	0.29					
Cash flow	23,791					
Per unit - basic	0.60					
- diluted	0.56					
Distributions	16,788					
TRUST UNITS						
Weighted average - basic	39,996					
Weighted average - diluted	42,313					
Total Trust Units outstanding	40,183					

Total exchangeable shares outstanding	2,048					
PRODUCTION VOLUMES						
Natural gas (mcf/d)	55,920	56,764	(1)	56,237	54,695	3
Natural gas liquids (bbls/d)	1,436	1,362	5	1,268	1,347	(6)
Crude oil (bbls/d)	405	513	(21)	549	548	-
Total (boe/d) (6:1)	11,161	11,336	(2)	11,190	11,012	2
SALES PRICES						
Natural gas ($/mcf)	6.99	5.92	18	6.73	6.51	3
Natural gas liquids ($/bbl)	54.14	44.12	23	54.16	44.78	21
Crude oil ($/bbl)	34.75	23.60	47	33.36	25.67	30
Total ($/boe)	43.26	36.00	20	41.66	39.08	7
NETBACKS ($/boe)						
Price	43.26					
Royalties	(10.09)					
Operating costs	(8.10)					
General and administrative costs	(0.91)					
Total	24.16					
CAPITAL (000's)						
Western Canada						
Exploration and development	4,723	10,003	(53)	49,378	46,868	5
Plant and facilities	2,450	4,526	(46)	17,438	16,866	3
Land and lease	361	1,417	(75)	2,668	5,240	(49)
Capitalized G&A	400	1,084	(63)	2,345	4,215	(44)
Total Western Canada	7,934	17,030	(53)	71,829	73,189	(2)
Property acquisitions and dispositions	(2)	-	-	(37,644)	3,065	-
East Coast	-	319	-	210	4,006	(95)
Office and computer assets	11	174	(94)	152	489	(69)
Total	7,943	17,523	(55)	34,547	80,749	(57)

OPERATIONS REVIEW (Trust Assets only)

Capital Program

Despite the corporate reorganization, Esprit maintained an active capital program in 2004. Esprit spent $72.2 million on Trust Assets during the year and received net $37.6 million from the sale of non-core assets and minor acquisitions, giving net capital expenditures of $34.5 million for 2004. This included a 50 gross well (38 net) drilling program, improvements to the efficiency and capacity of gathering systems and led to an overall increase in the Trust's reserve base. During the fourth quarter of 2004, the Trust spent $7.9 million in capital expenditures, drilling eight gross wells (six net). Seven of these wells (five net) were cased as potential gas or oil wells for a success rate of 88 percent (82 percent net) in the quarter.

Capital Program

	Q4 2004 ($ millions)	2004 Trust Assets ($ millions)
Drilling	4.7	49.6
Facilities	2.4	17.4
Land and seismic	0.4	2.7
Other	0.4	2.5
Total	7.9	72.2
Acquisitions/(Dispositions)	-	(37.6)
Net Capital Expenditures	7.9	34.5(x)

(x) may not add due to rounding

Drilling Summary	Q4 2004		2004 Trust Assets		2005 Forecast	
	Gross	Net	Gross	Net	Gross	Net
Olds	1	1	17	15	27	22
West Central Alberta	3	1	6	2	2	2
Three Hills/Swalwell	-	-	11	8	10	5
High River	1	1	9	7	1	1
Other	3	3	7	7	-	-
Total	8	7(x)	50	38(x)	40	30
Success rate	88%	82%	84%	85%		

(x) may not add due to rounding

Olds

Olds remains the cornerstone property of the Trust, producing 5,338 boe per day for 2004, almost 50 percent of the Trust's production. Fourth quarter production at Olds averaged 5,422 boe per day; lower than expected due to operational reliability issues and restrictions with the Olds plant. The principal issues involve the plant's ability to deal with increasing volumes of natural gas liquids in the production and difficulties with the compressor on the southern gathering system which resulted in downtime and throughput restrictions. These issues are expected to be resolved following the plant's scheduled major maintenance in mid 2005.

During 2004, Esprit drilled 17 gross wells (15 net) in the Olds area; seven were the deeper Crossfield wells where the Trust managed to maintain flat drilling costs despite increasing contractor costs. Esprit drilled ten wells in its shallow program and was encouraged by the success rate. The Trust expects to continue to develop these up-hole zones going forward. Overall, Esprit's Olds drilling program had a 95 percent success rate (net). During the fourth quarter, one deeper, horizontal well was drilled targeting the Crossfield zone. This well was one hundred percent owned by Esprit and successfully cased and tied in during the quarter.

During the year, Esprit also expanded the gathering system that brings raw gas to the Olds processing plant. This expansion will bring an additional 1,500 mcf per day of Esprit's gas and 5,500 mcf per day of third party volumes through the plant, providing additional processing revenue, expanding the catchment area and lowering net operating costs in the area.

Esprit has an extensive capital program planned for Olds in 2005. The Trust has approximately $28 million targeted for this area; over half the expenditures will go towards drilling and about a third towards facilities.

The Trust plans to drill 27 gross wells (22 net) in 2005, five deeper Crossfield wells and the remainder targeting shallower, sweet gas. The facilities expenditures include the expansion of the gathering system, with the building of a new pipeline to Red Lodge located approximately 9 kilometres north-west of the Olds field that is expected to bring an additional 4,000 mcf per day of gas into the Plant. Also included in the facilities expenditures is the scheduled major maintenance program and facilities enhancement at the Olds plant in mid 2005. This maintenance is scheduled every three years and is expected to significantly improve the reliability and efficiency of the plant.

Production at Olds in 2005 is estimated to average 5,800 boe per day, this average includes the reduced volumes expected during the planned plant turnaround.

West Central Alberta

Production at West Central Alberta averaged 3,549 boe per day for 2004 and 3,196 boe per day for the fourth quarter. Production was lower in the fourth quarter due to normal declines.

In West Central Alberta, Esprit drilled six gross wells (two net) in 2004 with five successful wells and one well currently being tested. Four of the successful wells targeted shallower zones and encountered commercial quantities of sweet gas. The remainder of the program targeted medium and deeper zones. In the fourth quarter, Esprit drilled three wells, one of which was a successful Edmonton well, one into the Horseshoe Canyon and the other is currently being tested. As part of the area's capital program, a pipeline loop was installed at Blackstone. This was successful in reducing wellhead flowing pressure and increased Esprit's sales volumes by approximately 250 mcf per day.

In 2005, the Trust is planning to spend $3 million in West Central Alberta. These plans include two gross wells (two net); one well targeting the Edmonton sands and one the Ellerslie zone. Plans also include re-routing two wells into a lower pressure system to maximize well production. Production in West Central Alberta in 2005 is expected to average 2,700 boe per day. This is down from Esprit's 2004 volumes due to scheduled major maintenance at Husky's Ram River processing plant and natural declines in the area.

Three Hills/Swalwell

During 2004, production at Three Hills/Swalwell averaged 1,514 boe per day and 1,381 boe per day for the fourth quarter. The fourth quarter's production was lower due to natural declines in the area.

The drilling program in Swalwell was successful in 2004. The Trust drilled 10 shallow Viking wells during the year with a one hundred percent success rate, these wells produce sweet gas. In Three Hills, the Trust drilled a medium depth Glauconite well that was not successful. Esprit improved the efficiency and capacity of its gathering system in this area during 2004. The Trust expanded its central compression facilities and installed a high pressure pipeline to bypass third party inlet compression bottlenecks.

In 2005, Esprit plans on spending approximately $4 million in Three Hills/Swalwell. The Trust will be mostly focused on the Swalwell area where it plans to initiate an infill drilling program with 10 gross wells in 2005. Production is expected to average 1,300 boe per day in 2005 which is lower than 2004 due to normal declines in the area partially offset by the Trust's infill drilling program.

High River

Production at High River averaged 370 boe per day for 2004 and 801 boe per day in the fourth quarter. The significantly higher volumes in the fourth quarter of 2004 reflect the successful drilling program experienced in High River during the year.

Esprit drilled nine gross wells (seven net) during 2004 with successful results at seven gross wells (five net). These wells were part of an infill drilling program targeting the medium-depth Basal Quartz zone.

In 2005, Esprit plans to drill one gross well (one net) continuing its infill drilling program in the area. It also plans to tie in two wells completed in 2004. Production is expected to average 700 boe per day in 2005, down from 2004 due to high initial decline rates in three wells completed in the fourth quarter of 2004.

Other

Other production, made up for the most part by oil production in Saskatchewan, averaged 419 boe per day for 2004 and 361 boe per day in the fourth quarter. Volumes in the second half of the year reflect water intrusion and sand problems encountered in several of the Saskatchewan wells.

During 2004, Esprit drilled seven gross wells (seven net) in Saskatchewan with a success rate of 93 percent (net). These wells all targeted oil in the Sparky, Colony or Waseca zones.

Esprit has no drilling plans in Saskatchewan for 2005 and expects production from Saskatchewan and other minor properties to average 500 boe per day.

Production summary

	Q4 2004 (boe/d)	2004 Trust Assets (boe/d)	2005 Forecast (boe/d)
Olds	5,422	5,338	5,800
West Central Alberta	3,196	3,549	2,700
Three Hills/Swalwell	1,381	1,514	1,300
High River	801	370	700
Other	361	419	500
Total Production	11,161	11,190	11,000

Oil and Gas Reserves Data

Esprit is pleased with the success of its 2004 exploitation and development drilling program as reflected in the Trust's year end reserves. In particular, the Trust showed strong results in moving reserves into the proved producing category.

An independent evaluation of Esprit's reserves at January 1, 2005 was conducted by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), the independent reserves evaluators appointed by the Board of Trustees, and prepared in accordance with the reporting guidelines of NI 51-101. Under NI 51-101, the best estimate for reserve balances and additions is the proved plus probable category.

Esprit replaced more reserves than it produced during the year, leaving its reserve base stronger at the end of 2004. Esprit replaced 121 percent of production on a proved producing basis, 110 percent on a total proved basis and 104 percent on a proved plus probable basis.

In addition, the Trust maintained its longer than industry average proved plus probable reserve life index of 12 years based on annualized fourth quarter production.

Reserve Balance

Company Interest (working interest plus royalties receivable)
January 1, 2005

	Oil (mmbbls)	NGLs (mmbbls)	Natural Gas (bcf)	Oil Equiv-alent (mmboe)
Proved producing	0.35	3.99	157.4	30.57
Proved developed non producing	0.08	0.22	8.5	1.73
Proved undeveloped	0.00	0.80	30.5	5.88
Total proved	0.43	5.01	196.4	38.18
Proved plus probable	0.53	6.39	254.7	49.37
Proved undeveloped:				
As % of total proved	-	16%	16%	15%
As % of proved plus probable	-	13%	12%	12%

Reserves Reconciliation

Proved Producing

	Gas (bcf)	Oil & NGLs (mmbls)	Oil Equivalent (mmboe)
Opening Balance Jan 1, 2004	163.1	4.6	31.7
Additions	22.2	0.7	4.4
Revisions	3.8	(0.1)	0.5
Net Additions	26.0	0.6	4.9
Disposition - CBM(1)	(0.3)	-	-
Disposition - ProspEx	(10.8)	(0.1)	(1.9)
Total Dispositions	(11.1)	(0.1)	(1.9)
Total Additions	14.9	0.5	3.0
Production	(20.6)	(0.7)	(4.1)
Closing Balance Dec 31, 2004	157.4	4.4	30.6
Reserve Replacement Ratio(2)			121%
Reserve Life Index(3)			7.5 years

Total Proved

	Gas (bcf)	Oil & NGLs (mmbls)	Oil Equivalent (mmboe)
Opening Balance Jan 1, 2004	209.0	6.0	40.8
Additions	23.6	0.8	4.7
Revisions	1.8	(0.5)	(0.2)
Net Additions	25.4	0.3	4.5
Disposition - CBM(1)	(0.3)	-	-

Disposition - ProspEx	(17.1)	(0.2)	(3.0)
Total Dispositions	(17.4)	(0.2)	(3.0)
Total Additions	8.0	0.1	1.5
Production	(20.6)	(0.7)	(4.1)
Closing Balance Dec 31, 2004	196.4	5.4	38.2
Reserve Replacement Ratio(2)			110%
Reserve Life Index(3)			9.4 years

	Total Proved plus Probable		
	Gas (bcf)	Oil & NGLs (mmbls)	Oil Equivalent (mmboe)
Opening Balance Jan 1, 2004	271.5	7.8	53.0
Additions	21.2	0.7	4.2
Revisions	4.0	(0.7)	-
Net Additions	25.2	-	4.2
Disposition - CBM(1)	(0.3)	-	-
Disposition - ProspEx	(21.1)	(0.2)	(3.7)
Total Dispositions	(21.4)	(0.2)	(3.7)
Total Additions	3.8	(0.2)	0.5
Production	(20.6)	(0.7)	(4.1)
Closing Balance Dec 31, 2004	254.7	6.9	49.4
Reserve Replacement Ratio(2)			104%
Reserve Life Index(3)			12.1 years

(1) CBM - Coal Bed Methane
(2) Reserve replacement ratio calculated net of dispositions
(3) Reserve Life calculated using annualized Q4 2004 production volumes

Finding Development and Acquisition Costs

Capital ($millions)	
Exploration and Development(1)	72.0
Acquisitions/(Dispositions)	(37.6)
Net Capital Expenditures(2)	34.4

	Proved plus probable	Proved
Reserves		
Drilling additions net of revisions (mmboe)	4.2	4.5
Total additions including acquisitions (mmboe)	4.2	4.5
Future Development capital ($millions)		
January 1, 2005	70.8	48.4
January 1, 2004	67.9	47.2

Increase/(Decrease)	2.8(x)	1.2
F&D Costs - $/boe	17.68	16.25
FD&A Costs - $/boe	8.92	7.98

(1) Capital expenditures are for Trust Assets only
(2) Excludes non-operational capital expenditure of $152 thousand
(x) may not add due to rounding

Present Value of Cash Flows

Esprit's reserves were evaluated using GLJ's January 1, 2005 price forecast. Cash flows are prior to income taxes and general and administrative expenses. Undeveloped land values are not included. Well abandonment and lease reclamation costs have been included only for wells that are forecast to be drilled in the future.

	Discount Rate		
$ millions	0%	10%	12%
Proved producing	526.5	309.0	288.4
Proved developed non producing	29.5	19.1	17.9
Proved undeveloped	71.4	24.1	19.6
Total proved	627.4	352.2	325.9
Total proved plus probable	828.6	417.3	381.1
Proved undeveloped as % of total proved	11%	7%	6%
Proved undeveloped as % of proved plus probable	9%	6%	5%

GLJ January 1, 2005 Price Forecast

Year	WTI Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/mmbtu)
2005	42.00	50.25	6.60
2006	40.00	47.75	6.35
2007	38.00	45.50	6.15
2008	36.00	43.25	6.00
2009	34.00	40.75	6.00
2010	33.00	39.50	6.00
2011	33.00	39.50	6.00
2012	33.00	39.50	6.00
2013	33.50	40.00	6.10
2014	34.00	40.75	6.20
2015	34.50	41.25	6.30
Escalate thereafter at	+2.0% per year	+2.0% per year	+2.0% per year

2005 Guidance

Esprit's revised guidance for 2005 is as follows:

Production	11,000 boe per day
Operating Costs	$7.00 per boe
G&A	$1.45 per boe
Capital Expenditures	$40 million

Production is expected to average 11,000 boe per day during 2005; however this will not be uniform throughout the year. The first two quarters of the year are expected to be lower due to continued capacity restrictions at the Trust's Olds plant. In particular, the second quarter volumes are expected to be significantly lower due to the two week period when the Olds plant is shutdown for its major maintenance turnaround. Volumes will also be impacted in this quarter by planned major maintenance at the Ram River plant located in the Trust's West Central Alberta area and which processes the Blackstone production. The operational restrictions at the Olds plant are expected to be resolved during the planned maintenance in mid 2005 and production is estimated to average 11,600 boe per day for the second half of the year.

Conference Call

Esprit will be conducting a conference call at 7.00am MST (9.00am EST), on Thursday, February 17, 2005. Callers from the Toronto area may dial 416-640-4127 and all other participants may dial the toll free number 1-800-814-4890 to join the call. A taped recording will be available until Thursday March 3, 2005 by dialing 416-640-1917 from the Toronto area and 1-877-289-8525 from all other areas. The passcode is 21113276 followed by the number sign.

This call will also be broadcast live on the internet and may be accessed at Esprit's website www.eee.ca.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units hold no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

All calculations converting natural gas to crude oil equivalent have been made using the ratio of six thousand cubic feet of natural gas to one barrel of crude oil equivalent.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A has been prepared as of February 15, 2005.

The following discussion and analysis of financial and operating results should be read in conjunction with the audited consolidated financial statements of Esprit Energy Trust (the "Trust") for the twelve and three months ended December 31, 2004 (contained in this quarterly report) and the

audited consolidated financial statements and the MD&A for the year ended December 31, 2003. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture. The Company is a subsidiary of the Trust.

Per share information is based on a consolidation of the Company shares on a 4 for 1 basis as part of the plan of arrangement.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principles ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable with the calculation of similar measures for other entities. The following non-GAAP measures are used in this MD&A:

(1) Cash flow equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.

(2) Net debt equals bank debt plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total leverage.

(3) Long-term debt to cash flow ratio equals the total long-term debt on the balance sheet divided by cash flow (as defined above). Long-term debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.

(4) Netbacks equal total revenue per boe less royalties per boe, operating costs per boe and general and administrative costs per boe. Total boes are calculated by multiplying the average daily production by the number of days in the period. Netbacks are a useful measure to compare the Trust's operations with those of its peers.

This MD&A contains forward-looking or outlook information with respect to the Trust. The use of the words "anticipate", "continue", "estimate", "may", "will", "project", "believe", "outlook", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of this MD&A.

Esprit's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A, including:

- volatility in market prices for oil and natural gas;
- risks inherent in our oil and gas operations;

- geological, technical, drilling and processing problems;
- general economic conditions;
- governmental regulations;
- fluctuation in foreign exchange or interest rates;
- unanticipated operating events that can reduce production or cause production to be shut-in or delayed;
- failure to obtain industry partner and other third party consents and approvals, when required;
- the need to obtain required approvals from regulatory authorities; and
- the other factors discussed under "Operational and Other Business Risks" in this MD&A.

PLAN OF ARRANGEMENT

On October 1, 2004 the Company completed a reorganization by plan of arrangement (the "Arrangement") into Esprit Energy Trust (the "Trust") and ProspEx Resources Ltd. ("ProspEx"). The Arrangement was approved by securityholders on September 27, 2004 and was effective on October 1, 2004. The arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A trust unit, Class B trust unit or exchangeable share of the trust, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share. The units of Esprit Energy Trust and the common shares of ProspEx commenced trading on the Toronto Stock Exchange on October 5, 2004 as distinct and separate securities.

The Trust effectively acquired approximately 90 percent of the former producing assets of the Company. The remainder of the properties of the Company, consisting of certain prospective natural gas weighted assets and undeveloped land, was transferred to ProspEx. After giving effect to the arrangement, the financial statements of the Trust have been prepared on a continuity of interests basis which recognizes the Trust as the successor to Esprit Exploration Ltd. Accordingly, the consolidated financial statements for the year ended December 31, 2004 reflect the financial position, results of operations and cash flow as if the Trust had always carried on the business of the Company. All comparative figures referred to in the consolidated financial statements and this MD&A are the previous consolidated results of the Company and as such, will not be comparable for all periods presented.

Pursuant to the Arrangement, the following net assets and liabilities were transferred to ProspEx:

Property plant and equipment	$ 38,843
Future tax asset	8,353
Long term debt	(10,655)
Asset retirement obligation	(3,492)
Net assets transferred	$ 33,049

VISION, CORE BUSINESS AND STRATEGY

The Trust is a conventional, independent, Canadian energy trust involved in the production and development of petroleum and natural gas in Western Canada. The Trust's principle properties are in Alberta and Saskatchewan. The Trust's operations are characterized by long-life, gas-focused assets.

As at December 31, 2004, the Trust had total proved reserves of 38.2 million boe as evaluated by our independent petroleum engineers. Of this total, approximately 30.6 million boe were proved producing reserves. The Trust's production is heavily weighted toward natural gas and natural gas liquids with oil representing only approximately five percent of total production at December 31, 2004.

The Trust distributes a large percentage of its cash flow to investors.

Cash flow not distributed is utilized to fund the finding and developing of oil and natural gas reserves and optimization of current production. At year end 2004, the Trust has approximately 165,000 net acres of undeveloped land available for future development and exploitation.

The Trust's strategy is to maintain stable distributions and to grow production and reserves through a combination of strategic, accretive acquisitions and internally identified exploitation opportunities. Where necessary, the Trust will participate with joint venture partners to mitigate the risks associated with finding and developing oil and gas reserves. The Trust has a significant undeveloped land base and an inventory of drilling prospects in Olds, Swalwell, Three Hills, High River and West Central Alberta.

In assessing its performance, the Trust looks at five performance-drivers relative to industry benchmark data:

- Total Unitholder Return - the return to unitholders resulting from the combination of monthly distributions and unit price appreciation.
- Reserve Replacement Ratio - a measure of the Trust's ability to replace production by adding new oil and gas reserves.
- Finding, Development and Acquisition Costs - when expressed on a "per boe" basis, finding, development and acquisition costs indicate the cost to the Trust of each barrel of reserves added.
- Natural Gas Price Received - comparing the price it receives for its product to market indices, the Trust is able to judge its ability to obtain premium prices for its product.
- Cash flows from operations - a measure of the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow is a useful indicator of the results of the Trust's principle business activities prior to the consideration of how those activities are financed or how the results are taxed.

FINANCIAL REVIEW

NET EARNINGS AND CASH FLOW

($ 000's except per unit amounts)	2004	2003	2002
Net earnings	28,099	38,779	1,638
Cash flows	86,777	92,260	32,039
Net earnings per unit - basic	0.70	0.97	0.05
Cash flows per unit - basic	2.17	2.32	0.91
Net earnings per unit - diluted	0.68	0.97	0.05
Cash flows per unit - diluted	2.11	2.31	0.91
Basic weighted average units	40,023	39,805	35,188
Diluted weighted average units	41,050	40,003	35,373
Cash distributions per unit	0.42	-	-
Special payment per share	0.22	-	-

Cash flow for the year was $86.8 million, down $5.5 million or six percent from 2003. Increased revenues due to higher prices were more than

offset by the transfer of certain producing properties to ProspEx, restructuring costs, higher operating costs and royalties and lower volumes.

Fourth quarter 2004 cash flow was three percent higher than the same quarter of 2003 due to higher gas prices. Increased revenues were partially offset by higher royalties and operating costs. However, interest and general and administrative costs were lower in the fourth quarter of 2004 compared to the final quarter of 2003.

Net earnings for the year of $28.1 million were down 28 percent from 2003, largely due to the same factors that impacted cash flow: higher royalties, operating costs and plan of arrangement costs. (The positive earnings impact of lower future and current income tax expense was largely offset by higher depletion expense.) These items are discussed in more detail below.

Net earnings in the fourth quarter 2004 of $12.2 million were 42 percent higher than the same period of 2003 due in part to the same items effecting cash flow for the quarter. In addition, non-cash items including future income taxes and depletion were lower in the fourth quarter of 2004 compared to the same quarter of 2003.

OIL AND NATURAL GAS REVENUE

	2004	2003	2002
Oil and gas revenue ($ 000's)	184,649	170,078	99,388
Production Volumes			
Natural gas (mcf/d)	62,162	60,419	52,141
Natural gas liquids (bbl/d)	1,324	1,378	1,374
Oil (bbl/d)	540	554	685
Total (boe/d)	12,225	12,002	10,750
Sales Prices			
Natural gas ($/mcf)	6.68	6.46	4.05
Natural gas liquids ($/bbl)	53.68	44.49	31.73
Crude oil ($/bbl)	33.70	25.82	27.49

Oil and natural gas revenue for 2004 was $184.6 million, up 9 percent from $170.1 million in 2003. This increase was due to a 6 percent rise in overall commodity prices received by the Trust combined with a 2 percent increase in production volumes. During the final quarter of 2004, oil and natural gas revenue rose by 7 percent to $44.4 million, as compared to $41.6 million in 2003. The decrease in volumes, due to the transfer of certain assets to ProspEx, of 12 percent was more than offset by the 22 percent rise in commodity prices received by the Trust.

Prices and product marketing

During 2004 average natural gas prices received were higher than in either of the two preceding years. In 2004, the Company's marketing activities resulted in an average price of $6.68 per mcf at the plant gate. This is $0.24 per mcf higher than the expected Alberta Reference Price for the year. The Alberta Reference Price is the average plant gate natural gas price received by all Alberta gas producers for their product as published by the Department of Energy of the Province of Alberta. The average 2004 price

received for natural gas is up 3 percent to $6.68 per mcf compared to the average 2003 price of $6.46 per mcf. The fourth quarter average gas price was $6.99 per mcf which is 19 percent higher than the 2003 average gas price of $5.85 per mcf and seven percent higher than the expected Alberta Reference Price for the quarter.

The average NGL sales price received in 2004 of $53.68 per bbl is up 21 percent from 2003. Esprit includes sulphur revenue in the calculation of its average NGL sales price. Sulphur prices have been strong in 2004, contributing $0.82 per bbl to the 2004 average NGL price received by Esprit. The fourth quarter NGL price was $54.14 per bbl compared to $43.70 per bbl in the same quarter of 2003, an increase of 24 percent.

Esprit's average oil price in 2004 was $33.70 per bbl, which is up 31 percent compared to the full year of 2003. While oil prices were strong throughout 2004 and 2003, the prior year's oil price was impacted by hedging losses of approximately $2.00 per bbl. Oil prices in the fourth quarter of 2004 averaged $34.75 per bbl, an increase of 46 percent compared to the fourth quarter 2003 price of $23.75 per bbl.

As part of its risk management policy, Esprit enters into commodity price derivative contracts to provide downside price protection. When compared to market indices, 2004 natural gas hedging activities reduced gas revenue by $0.8 million ($0.04 per mcf) and by $3.3 million ($0.15 per mcf) in 2003. Natural gas hedging activities had no impact on the Trust's fourth quarter 2004 gas price. There were no oil hedging activities in 2004, whereas 2003 oil hedging activities reduced revenue by $0.4 million.

Entering 2005, the Trust has none of its crude oil production and 12 percent of its annual natural gas production hedged via fixed price contracts. An additional 6 percent of natural gas volumes are protected via collars. At December 31, 2004 the estimated fair value of these contracts was $4.3 million.

Energy commodity prices can fluctuate due to changes in the geo-political environment, weather conditions, supply disruptions and variations in demand. The Trust aims to limit the volatility in its cash flow and, in turn, provide stability to its distributions. The Trust has a written policy delegating limited authorities to management to implement commodity price hedges. The Audit Committee of the Board of Trustees meets with management quarterly to review the Trust's hedging strategy and the hedges in place. It is expected that no more than 30 to 35 percent of the Trust's production would be exposed to fixed price or upside limiting hedges at any point in time. In the case of a material acquisition, the Trust may consider using hedges on a larger portion of the acquired production to lock in the transaction economics. However, in the event that prices rise above the price specified in the hedge, Esprit will be unable to capture the associated incremental revenue.

Production

	Q1	Q2	Q3	Q4	2004
Gas (mcf/d)	64,211	65,435	63,139	55,920	62,162
NGL (bbls/d)	1,245	1,256	1,360	1,436	1,324
Oil (bbls/d)	783	621	353	405	540
Total - boe/d	12,730	12,782	12,236	11,161	12,225

Total equivalent production for 2004 of 12,225 boe per day represents a 2 percent increase over the full year 2003 production. Production volumes for the fourth quarter of 2004 were down 12 percent compared to the corresponding period of 2003. This was due to the transfer of approximately 10 percent of Esprit's producing assets to ProspEx Resources as part of the plan of arrangement as well as operating issues at Olds.

Esprit's full year average natural gas production of 62.2 million cubic

feet ("mmcf") per day reflects a 3 percent increase over 2003 natural gas production of 60.4 mmcf per day. The production increases were achieved through tie-in of new wells in the Medallion, West Central, High River and Swalwell areas and compression added at Blackstone were offset by the decrease in production resulting from natural declines and the loss of production from properties that were transferred to ProspEx. Fourth quarter natural gas production of 55.9 mmcf per day was down 14 percent compared to the fourth quarter of 2003. The majority of the production that was transferred to ProspEx during the reorganization of the Company was natural gas production.

Natural gas liquids ("NGL") production of 1,324 bbls per day has remained relatively consistent with NGL production during 2003 of 1,378 bbls per day. Average NGL production for the year did not increase in proportion to natural gas production in 2004 due to the impact of a scheduled turnaround at the Olds liquids processing plant in the third quarter of 2004. The turnaround reduced liquids production for approximately one month; however the product was sold in the gas stream resulting in higher heat content in the gas and recovery of lost NGL revenue via higher natural gas prices. Fourth quarter liquids production was 1,436 bbls per day compared to 1,404 bbls per day in the same quarter of 2003.

In 2004, oil production averaged 540 bbls per day, a decrease of three percent compared to 2003. During September and October of 2003 the Company's Saskatchewan oil production was temporarily shut in to facilitate the infill drilling program in the area with production being restored for the first two quarters of 2004. However, during the third quarter of 2004 the Company's oil production in Saskatchewan encountered water intrusion and sand problems. Production from these wells has not recovered to previous levels and is not expected to return to the levels seen in the first half of 2004. Fourth quarter oil production of 405 bbls per day, compared to 520 bbls per day in the final quarter of 2003 reflects the reduced production levels from this area.

Total average production is estimated to average 11,000 boe/d in 2005. 86 percent of the production is expected to be natural gas. The Trust expects to be able to maintain stable production levels in 2005 through exploitation of its undeveloped land base and internally generated drilling prospects.

ROYALTIES

Royalty expense of $44.5 million for the full year of 2004 increased from the prior year's royalty expense of $38.8 million in proportion with revenue. The total royalties as a percentage of revenue in 2003 were 23 percent while in 2004 they were 24 percent. The increase in the average royalty rate is due to the fact that the properties transferred to ProspEx had relatively low royalty rates. As the fourth quarter of 2004 does not include these lower rate properties, the average royalty rate in the fourth quarter is higher than the historical rate, impacting the 2004 full year royalty rate. The royalty rate for 2005 is expected to be approximately 24 percent.

Royalty expense for the fourth quarter of 2004 was $10.4 million, or 23 percent of revenue, as compared to $8.5 million or 20 percent of revenue for the same period last year. The royalty rate in the fourth quarter of 2003 was lower due to Crown royalty deductions received during that quarter relating to 2002. Also, as mentioned above, the properties that were transferred to ProspEx had relatively low royalty rates.

OPERATING COSTS

	Q1	Q2	Q3	Q4	2004
Operating Expenses ($ thousands)	7,961	9,025	9,785	8,321	35,092
Operating Expenses ($/boe)	6.87	7.76	8.69	8.10	7.86

Esprit's full year operating costs were $35.1 million or $7.86 per boe compared to $27.8 million or $6.34 per boe for the full year of 2003. The increase in operating costs in 2004 was due to significant compressor maintenance in Olds, an increase in the scope of work, and the associated accrued costs related to the Olds plant turnaround scheduled for May 2005, repairs to the liquids plant at Olds, increases in electricity costs and well workovers in Saskatchewan. The majority of these additional costs were incurred in the third quarter of 2004 and resulted in per unit costs of $8.69 in that quarter. Fourth quarter 2004 operating costs were $8.10 per boe. The fourth quarter rate was seven percent lower than the third quarter of 2004 at $8.10 per boe and costs are expected to continue to decrease during 2005 to average $7.00 per boe for the full year of 2005 due to increased revenue from processing third party volumes and lower chemical and methanol usage. Fourth quarter 2004 operating costs of $8.10 per boe were higher than the fourth quarter 2003 operating costs of $5.82 per boe due to an increase in the scope, and the associated accrued costs of the Olds turnaround and operational issues at Olds.

DEPLETION, DEPRECIATION & AMORTIZATION

Depletion, depreciation and amortization ("DD&A") expense in 2004 was $44.9 million, or $10.06 per boe, up from $38.1 million or $8.69 per boe in 2003. The increase in DD&A expense is a result of an increase in the depletion rate combined with an increase in production volumes. Contributing to the increase in the depletion rate was the transfer of a significant portion of the Company's undeveloped properties to ProspEx. In the calculation of DD&A expense, these amounts are excluded from the depletable asset base. As a result, the Trust must apply a higher depletion rate to its production in determining its DD&A expense. The anticipated future DD&A rate will continue to increase as current year finding and development costs are greater than Esprit's historical rate.

The fourth quarter 2004 depletion, depreciation and amortization expense was $10.6 million or $10.32 per boe compared to $11.2 million or $9.55 per boe in the same quarter of 2003. The decrease in the total depletion expense is due to the 12 percent decrease in production volumes offset by the increase in the rate due to the transfer of properties and reserves to ProspEx. The Trust's undeveloped properties are now a smaller portion of the total depletable asset base which has increased the overall depletion rate.

GENERAL AND ADMINISTRATIVE

Annual net general and administrative expenses decreased 3 percent to $5.0 million in 2004 from $5.2 million in 2003. Per unit general and administrative expenses for the full year were $1.12 per boe compared to $1.18 per boe in 2003. Esprit's fourth quarter general and administrative expenses were lower than the same quarter of 2003 at $0.9 million compared to $1.4 million in 2003. Per unit general and administrative expenses for the fourth quarter were $0.91 per boe compared to $1.16 per boe in the fourth quarter of 2003. The reorganization of the Company into an income trust as well as increased regulatory reporting requirements are expected to put additional upward pressure on general and administrative expenses. Per unit general and administrative costs are expected to average $1.45 per boe in 2005.

INTEREST EXPENSE

Interest expense in 2004 of $3.2 million is down very slightly from $3.3 million in the prior year. The increase in average long-term debt compared to 2003 was offset by decreased average interest rates experienced by the Trust. The average rate on the utilized portion of the credit facility was 3.4 percent in 2004 compared to 4.6 percent in 2003. Interest expense of $0.8 million for the fourth quarter of 2004 is down 21 percent from the comparable period of 2003, reflecting lower interest rates in 2004.

PLAN OF ARRANGEMENT COSTS

The Company made $8.4 million in payments to employees and officers including employee termination costs, employee retention payments and transaction bonuses. These costs were expensed on the statement of earnings and deficit in the third quarter of 2004.

INCOME TAXES

Esprit has not paid any current income taxes in 2004, with the exception of Federal large corporations tax and Saskatchewan capital tax.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made between the operating company and the Trust ultimately transfers both the income and tax liability to the unitholders. It is therefore expected that the Trust will not incur any cash income taxes in the near future.

At the end of 2004, the Trust has tax pools of approximately $306 million available for deduction against future taxable income. Approximately $120 million of the 2004 tax pools can be claimed at the Trust level, while the remaining $186 million can be claimed by the operating company.

CAPITAL EXPENDITURES

($ millions)	Q1	Q2	Q3	Q4	2004
Western Canada - Exploration and Development	35.6	37.6	41.1	7.9	122.2
Acquisitions & Dispositions	-	0.1	(37.7)	-	(37.6)
East Coast	-	-	0.2	-	0.2
Other Capital Assets	0.1	0.1	-	-	0.2
Total	35.7	37.8	3.6	7.9	85.0

Net capital expenditures for the year of $85.0 million are down 26 percent from 2003. In August 2004 the Company sold to an unrelated third party certain prospective coalbed methane and shallow gas properties in central Alberta for $37.7 million. Excluding this disposition, capital expenditures were $122.6 million, an increase of seven percent or $8.4 million from 2003 reflective of Esprit's aggressive capital program in the first three quarters of 2004; $65.6 million was spent on exploration and development, $36.1 million on facilities, $16.8 million on land and lease rentals, $3.7 million on capitalized general and administrative costs, $0.2 million on the East Coast property and $0.2 million on other office assets. The majority of the capital spent in the fourth quarter was spent in the Olds and High River areas.

As a Trust, capital spending is scaled back significantly, focusing on the development of existing assets. The 2005 guidance for capital spending before acquisitions is $40 million. The Trust will spend approximately $22 million on drilling activities, $14 million on facilities, and $4 million on land and other capital.

The Company maintains a focus on acquisitions and continues to pursue these opportunities. However, due to the unpredictability of occurrence and the uncertainty of the magnitude if any such transaction were to occur, the Company has not made any provision for acquisitions in its 2005 capital budget.

LIQUIDITY AND CAPITAL RESOURCES
(000's except ratios)

	2004	2003	2002
Total assets	$ 383,527	$ 383,837	$ 317,230
Total long-term liabilities	$ 116,605	$ 88,278	$ 60,798
Long-term debt	$ 86,875	$ 70,319	$ 48,480
Working capital deficiency	$ 16,140	$ 1,270	$ 2,845
Net debt	$ 103,015	$ 71,589	$ 51,325
Long-term debt to cash flow ratio	1.00	0.76	1.52
Long-term debt to equity ratio	0.42	0.26	0.21
Outstanding units	40,183	39,924	38,799

The Trust's liquidity and capital requirements are fulfilled through operating cash flow and existing credit facilities. In 2004, 70 percent of the Company's capital program was funded through cash flow and 30 percent through issuance of long-term debt. As at December 31, 2004, total long-term debt was $86.9 million reflecting a 1.00 debt to cash flow ratio. While higher than the prior year's debt to cash flow ratio of 0.76, this is still relatively low when compared to Esprit's peers. The Trust has a $150 million credit facility leaving $63.1 million of unused bank borrowing capability at the end of 2004. This loan facility is subject to an annual review by the lenders and it is anticipated that the loan will be extended. A drastic drop in estimated reserves or estimated future prices could result in the loan facility not being renewed or a decrease in the loan facility. Were the loan facility not renewed or significantly decreased, the Trust's ability to pay distributions would be impacted.

Future debt levels are primarily dependent on the Trust's operating cash flow, distributions and capital program. Long-term debt in 2005 is projected to increase as a result of the 2005 capital program and sustained cash distributions exceeding cash flow. The credit facility, together with cash generated from operations, will be sufficient to meet Esprit's near term capital requirements and provide the Company with the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices or a significant reduction in the Trust's oil and gas reserves could impact the Trust's access to bank credit facilities and its ability to fund operations and maintain distributions.

The Company does not have any off balance sheet financing arrangements.

OUTSTANDING TRUST UNIT DATA

As at February 15, 2005, the Trust had 42,168,691 Trust units and exchangeable shares outstanding, comprised of 12,399,507 Class A Trust units and 27,805,226 Class B Trust units, and 1,963,958 exchangeable shares outstanding. 2,053,259 units are issuable upon conversion of the exchangeable shares applying the exchange ratio at February 15, 2005. During 2004, a total of 0.4 million exchangeable shares were exchanged for trust units.

CASH DISTRIBUTIONS

The Trust's current distribution policy incorporates the Trust retaining approximately 25 percent of cash flow to finance capital expenditures. The capital program is expected to be financed from this retained cash flow and additional drawdowns on the bank facility. In the event that commodity prices are higher than anticipated and a cash surplus develops in a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase

the capital program. In the event that commodity prices and/or production are lower than expected, the Trust may decrease distributions, increase debt or decrease the capital program.

Esprit pays distributions monthly, to unitholders of record at the end of each month. Distributions are paid on the 15th of the following month. The actual amount of the distribution is determined by the Board of Trustees and is dependent upon the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow.

Cash distributions of $0.42 per unit were declared and paid for 2004. Of this amount, $0.28 per unit was paid in 2004, and $0.14 per unit was paid on January 17, 2005. Cash flow for the period October 1, 2004 to December 31, 2004 was $0.56 per diluted unit. This represents a payout ratio of approximately 75 percent of cash flow on a per unit basis for 2004. Thirty-five percent of the distribution represents a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the trust units held by unitholders.

For individual unitholders in the United States, the Trust has calculated that 41.74 percent of the distributions made in 2004 are dividends that are "Qualifying Dividends". The remaining 58.26 percent is a tax-deferred reduction to the cost of the units for tax purposes. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually based on current and accumulated earnings in accordance with U.S. tax law.

Monthly distributions for the first two months of 2005 will be $0.14 per Trust unit.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations at December 31, 2004:

Contractual Obligations
($ 000's)

	2005	2006	2007	2008	2009	Thereafter
Long-term debt	$ 86,875	$ -	$ -	$ -	$ -	$ -
Pipeline transportation	1,909	-	-	-	-	-
Operating leases	280	302	309	331	276	-
Software licenses	215	-	-	-	-	-
	$ 89,279	$ 302	$ 309	$ 331	$ 276	$ -

The long term debt may be extended at the mutual agreement of the Trust and its lenders. The Trust intends to extend the terms of this agreement on an ongoing basis. Additional details regarding the Company's long term debt are described in the section of the MD&A entitled "Liquidity and Capital Resources".

ACCOUNTING POLICIES

Critical Accounting Policies

The Trust's significant accounting policies are summarized in Note 2 to the Trust's audited consolidated financial statements for the year's ended December 31, 2004 and 2003. Certain of these policies are recognized as critical because in applying these policies, management is required to make judgments, assumptions and estimates that have a significant impact on the financial results of the Trust. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board

of Trustees and are discussed below.

Oil and Gas Reserves

Reserves estimates and revisions to those reserves, although not reported as part of the Trust's financial statements, can have a significant impact on net earnings as a result of their impact on depletion, and depletion rates, asset retirement obligations, asset impairments and purchase price allocations. In adherence with National Instrument 51-101, 100 percent of the Trust's proved plus probable oil and gas reserves were evaluated and reported on by an independent qualified reserves evaluator (Gilbert Lausten Jung Associates Ltd.) appointed by the Board of Trustees. However, the process of estimating oil and gas reserves is complex and is subject to uncertainties and interpretations. Estimating reserves requires significant judgments based on available geological and reservoir data, past production and operating performance and forecasted economic and operating conditions. These estimates may change substantially as additional data from ongoing development, testing and production becomes available, and due to unforeseen changes in economic conditions which impact oil and gas prices and costs.

Asset Impairment

Esprit follows the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 16 for full cost oil and gas accounting. In accordance with full cost accounting, a ceiling test is performed, on a quarterly basis, to test for asset impairment. An impairment loss is recorded if the sum of the undiscounted cash flows expected from the production of the proved reserves and the lower of cost and market of unproved properties does not exceed the carrying values of the oil and gas assets. An impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties.

The cash flow used in testing for impairment is based on a number of estimates, the most critical being remaining reserves, future prices and future operating costs. The uncertainty in reserves is discussed above. We estimate our future prices based on future prices at the end of the period for the next five years and after five years the estimated future prices used are determined by our independent reserves evaluator. Although these price estimates are from sources independent of the Trust, they are still subject to significant volatility. Future operating cost estimates are based on current operating costs per barrel plus an inflation factor.

Unproved Properties

Certain costs related to unproved properties are excluded from costs subject to depletion until proven reserves have been determined or their value is impaired. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted.

Asset Retirement Obligation

The Trust records a liability for the legal obligation associated with the retirement of long-lived assets and a corresponding increase in the related asset in accordance with the method outlined in the CICA handbook section 3110. The future liability is comprised of estimates of future costs to abandon and restore well sites, facilities and natural gas processing plants discounted to their present value. The estimation of these costs is based on engineering estimates using current costs and technology and in accordance with current legislation and industry practice. These estimates are reviewed annually. Changes are accounted for prospectively and could impact net earnings.

Income Taxes

While the Trust is a taxable entity, under the Income Tax Act (Canada) the Trust is not liable for income tax as it allocates all of its taxable

income to its unitholders. Therefore, no provision for Canadian income tax expense has been made in the Trust.

Income taxes are calculated for the operating company using the liability method whereby tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between amounts reported in the financial statements and their respective tax base using enacted income tax rates. The effect of a change in income tax rates in future tax liabilities and assets is recognized in income in the period in which the change occurs.

Accounting Policy Changes During the Current Year

Hedging Relationships

In the first quarter of 2004, the Trust prospectively adopted Accounting Guideline No. 13 as issued by the CICA. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirement to assess the effectiveness of hedging relationships. Also during 2004, an amended pronouncement of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants became effective requiring financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. To date, the only derivative financial instruments used by the Trust are commodity price contracts which are designated as hedges by the Trust. The guideline does not have a significant impact on the financial results of Esprit.

New Accounting Pronouncements

Exchangeable Securities

In January 2005, the CICA issued an Emerging Issues Committee pronouncement on "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The guidance is effective for financial statements issued after January 19, 2005. The EIC addresses how exchangeable securities of a subsidiary should be presented on the consolidated balance sheet of an income trust, how these securities should be measured, the accounting treatment of conversion of exchangeable securities and the treatment of exchangeable securities in calculating earnings per share. The exchangeable securities of the Trust are presented as non-controlling interest because the holders of exchangeable securities are able to transfer or sell the exchangeable shares.

Earnings Per Unit

In July 2004, the CICA issued an exposure draft for a new method for calculating year to date diluted earnings per unit for fiscal years beginning on or after January 1, 2005. Under the new method, the incremental number of units included in the year-to-date diluted earnings per unit will be computed using the average market price of the trust units for the year-to-date period. The Trust will adopt this new guideline on January 1, 2005 and it is not expected to have a material impact on its diluted earnings per unit.

Subsequent Events

In March 2004, the CICA issued an exposure draft that proposes to extend the period during which subsequent events are required to be considered to include those events that occur between the date of the balance sheet and the date when the financial statements are authorized for issue. Currently, subsequent events are only disclosed if they occur prior to the audit report date. This proposed exposure draft is effective for fiscal periods beginning on or after January 1, 2005. Esprit will adopt this new guideline in the first quarter of 2005.

QUARTERLY OPERATING RESULTS

(in thousands of dollars, except per unit amounts)

	2004	2003

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas revenue	44,419	46,351	48,651	45,228	41,602	41,722	42,508	44,246
Net earnings	12,179	(185)(1)	8,421	7,684	8,559	7,528	9,644	13,048
Cash flow	23,791	13,880	25,513	23,591	23,095	21,605	22,278	25,283
Net earnings per unit - basic	0.31	(0.01)	0.21	0.19	0.21	0.19	0.24	0.33
Net earnings per unit - diluted	0.29	(0.01)	0.21	0.19	0.21	0.19	0.24	0.33
Cash flow per unit - basic	0.60	0.34	0.64	0.59	0.58	0.54	0.56	0.64
Cash flow per unit - diluted	0.56	0.34	0.63	0.58	0.57	0.54	0.56	0.64

(1) A loss was recorded in the period as a result of transaction costs incurred relating to the plan of arrangement

OPERATIONAL AND OTHER BUSINESS RISKS

Volatility of Oil and Natural Gas Prices

The Trust's results of operations and financial condition are dependant upon the prices received for our oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty, and other factors beyond our control. These factors include but are not limited to, worldwide political instability, foreign supply of oil and natural gas, the level of consumer product demand, government regulations and taxes, the prices and availability of alternative fuels and the overall economic environment. Any decline in oil and natural gas prices could have a material adverse effect on the Trust's operations, financial condition, proved reserves and the level of distributions to unit holders. No assurance can be given that oil and natural gas prices will be at levels which will generate profits for the Trust. In addition, the Trust regularly assesses the carrying value of its assets. If oil and natural gas prices become depressed or decline, the carrying value of its assets could be subject to downward revision.

Need to Replace Reserves

The Trust's future oil and natural gas reserves and production, and therefore its cash flows and distributions, are highly dependant upon its success in exploiting its current asset base and acquiring additional reserves. Without reserve additions through acquisition or development activities its reserves and production will decline over time as reserves are depleted. The trust market for acquisitions is highly competitive and will impact the Trust's ability to grow. In a strong competitive market, acquisitions are more expensive and the Trust's access to capital (including

access to public markets, private financings and bank financing) will have an impact on the Trust's ability to finance these acquisitions. There can be no assurance that the Trust will be able to develop or acquire additional reserves to replace production at acceptable costs.

Operating Hazards and Other Uncertainties

Acquiring and developing oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, encountering unexpected geologic formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. Although the Trust maintains insurance in accordance with customary industry practice, it is not fully insured against all of these risks. Losses resulting from the occurrence of these risks could have a material adverse impact on the Trust.

Uncertainty of Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Trust's control. The reserve data incorporated herein represent estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the associated future net revenue are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with the Trust's past and current operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, large fines and liability and potentially increased capital expenditures and operating costs. Although we believe we are in compliance with all existing material environmental regulations, there can be no assurance that future environmental costs will not have a material adverse impact on our financial condition or results of operations.

Competition

The oil and natural gas industry is highly competitive, particularly as it pertains to the acquisition and development of new sources of oil and natural gas reserves (as discussed in the above discussion of the need to replace reserves). The industry also competes with other industries in supplying non-petroleum energy products. The Trust actively competes for reserve acquisitions, leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial resources than the Trust.

Governmental Regulation

The oil and natural gas business is subject to regulation and

intervention by governments in such matters as the imposition of royalties, specific drilling obligations, environmental protection controls and control over the development and abandonment of fields (including restrictions on production). As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exploration for oil and natural gas. Such regulation may change from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase costs and have a material adverse impact on the Trust.

Bank Loans

The Trust relies on its bank credit facilities to fund a portion of its operations. The amount of the Trusts available credit is determined by our bankers based upon the value of the Trusts oil and natural gas reserves. A significant decline in oil and natural gas prices or a significant reduction in the Trust's oil and gas reserves could impact the Trust's access to bank credit facilities and its ability to fund operations and maintain distributions.

OTHER INFORMATION ON THE TRUST

Other information concerning the Trust, including the Annual Information Form, can be located at www.sedar.com under the profile Esprit Energy Trust.

Reader's Advisory:

Certain comparative amounts have been reclassified to conform to current period presentation.

In accordance with NI 51-101 all numbers stated in barrel of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated.

Esprit Energy Trust
Consolidated Balance Sheets
(Stated in thousands of dollars)

	December 31 2004	December 31 2003
Assets		
Current assets		
Accounts receivable	$ 22,972	$ 24,428
Prepaid expenses	2,773	3,239
	25,745	27,667
Capital assets, net	357,758	355,940
Other assets	24	230
Total Assets	$ 383,527	$ 383,837

Liabilities

Current liabilities		
Accounts payable and accrued liabilities	$ 36,265	$ 28,937
Distributions payable	5,620	-
	41,885	28,937
Long-term debt (note 5)	86,875	70,319
Asset retirement obligation	11,006	13,489
Future income tax liability (note 6)	18,724	4,470
Total Liabilities	158,490	117,215
Non-controlling interest (note 8)	15,731	-
Unitholders' Equity		
Unitholders' capital (note 7)	297,476	364,958
Contributed surplus	-	1,145
Accumulated cash distributions (note 4)	(16,788)	-
Deficit	(71,382)	(99,481)
Total unitholders' equity	209,306	266,622
Total liabilities and unitholders' equity	$ 383,527	$ 383,837

Subsequent Events (note 10)
See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Net Earnings and Deficit
For the Period Ended December 31

(Stated in thousands of dollars, except per unit amounts)	Three months ended December 31 2004	2003	Year ended December 31 2004	2003
	(unaudited)			
Revenue				
Oil and gas	$ 44,419	41,602	$ 184,649	170,078
Royalties	(10,358)	(8,458)	(44,549)	(38,788)
	34,061	33,144	140,100	131,290
Expenses				
Operating	8,321	6,801	35,092	27,781
Depletion, depreciation and amortization	10,600	11,162	44,877	38,069
General and administrative	933	1,361	5,014	5,151

Interest	839	1,061	3,233	3,293
Stock-based compensation	-	512	1,835	1,278
Other	-	375	-	437
Accretion of asset retirement obligation	191	216	902	866
Plan of arrangement	22	-	8,497	-
	20,906	21,488	99,450	76,875
Earnings before income taxes and non-controlling interest	13,155	11,656	40,650	54,415
Income taxes (note 6)				
Current	-	327	772	1,349
Future	282	2,770	11,085	14,287
	282	3,097	11,857	15,636
Earnings before non-controlling interest	12,873	8,559	28,793	38,779
Non-controlling interest (note 8)	694	-	694	-
Net earnings for the period	12,179	8,559	28,099	38,779
Deficit, beginning of period	(83,561)	(108,040)	(99,481)	(138,260)
Deficit, end of period	$ (71,382)	(99,481)	$ (71,382)	(99,481)
Net earnings per unit				
- Basic	0.31	0.21	0.70	0.97
- Diluted	0.29	0.21	0.68	0.97

See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Cash Flow
For the Period Ended December 31
(Stated in thousands of dollars)

	Three months ended December 31		Year ended December 31	
	2004	2003	2004	2003
	(unaudited)			
Operations				
Net earnings for the period	$ 12,179	8,559	28,099	38,779
Items not involving cash				
Depletion, depreciation and amortization	10,600	11,162	44,877	38,069

Stock-based compensation	-	512	1,624	1,278
Accretion	191	216	902	866
Future income taxes	282	2,770	11,085	14,287
Non-controlling interest	694	-	694	-
Site restoration expenditures	(155)	(124)	(504)	(1,019)
Cash flow	23,791	23,095	86,777	92,260
Changes in non-cash working capital from operations	(18,578)	(9,306)	8,762	(7,955)
	5,213	13,789	95,539	84,305
Financing				
Issuance of shares on exercise of stock options	9,261	925	19,116	1,202
Payment of $0.22 per share	(36,091)	-	(36,091)	-
Distributions	(16,788)	-	(16,788)	-
Distributions payable	5,620	-	5,620	-
Plan of arrangement costs	(162)	-	(10,507)	-
Debt assumed by ProspEx	10,654	-	10,654	-
Change in long-term debt	33,170	14,817	16,556	21,839
Repurchase of common shares	-	-	-	(226)
	5,664	15,742	(11,440)	22,815
Investments				
Exploration and development expenditures				
Western Canada	(7,934)	(24,227)	(122,209)	(106,613)
East Coast	-	(319)	(210)	(4,006)
Disposition (acquisition) of oil & gas properties	2	-	37,644	(3,065)
Other capital assets	(11)	(174)	(153)	(489)
Other	-	793	207	805
	(7,943)	(23,927)	(84,721)	(113,368)
Changes in non-cash working capital from investments	(2,934)	(5,604)	622	6,248
	(10,877)	(29,531)	(84,099)	(107,120)
Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	-	$ -	-
Supplementary cash flow information				
Cash taxes paid	$ 240	411	$ 1,035	903
Interest paid	$ 1,486	1,010	$ 3,149	2,889

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, unless otherwise indicated)

1. BASIS OF PRESENTATION

Esprit Energy Trust (the "Trust") was established on October 1, 2004 under a Plan of Arrangement (the "Arrangement") involving the Trust, Esprit Exploration Ltd. (the "Company"), and ProspEx Resources Ltd ("ProspEx"). Under the Arrangement the Company transferred certain producing and exploratory oil and gas assets to ProspEx. The Arrangement resulted in Esprit Exploration Ltd. shareholders receiving 0.25 of either a Class A Trust Unit, Class B Trust Unit or exchangeable share of the Company, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share.

The 2004 financial statements reflect the results of operations and cash flows of the Company and its subsidiaries for the period from January 1, 2004 to September 30, 2004 and the results of operations of the Trust and its subsidiaries for the period from October 1, 2004 to December 31, 2004. The comparative figures for 2003 are the results of the Company and its subsidiaries. Due to the conversion into a trust, certain information included in the financial statements for prior periods may not be comparable. The term units has been used to identify trust units issued on or after October 1, 2004 as well as the common shares outstanding prior to the conversion on October 1, 2004.

The consolidated financial statements, prior to the Arrangement, include the Company and its subsidiaries. Upon completion of the Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company. As such, the interim unaudited consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in Note 3 below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003.

2. CHANGES IN ACCOUNTING POLICIES

a) Hedging Relationships

The Trust prospectively adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirements to assess the effectiveness of hedging relationships. Also during 2004, an amended pronouncement of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants became effective requiring financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. To date, the only derivative financial instruments used by the Trust are commodity price contracts which are designated as hedges by the Trust. The adoption of this guideline did not have a material impact on the Trust's financial position or results of operations.

b) Other Changes

During the fourth quarter of 2003, the Company adopted new accounting policies for stock-based compensation and asset retirement obligations. The 2003 audited annual consolidated financial statements describe the impact of these changes. The consolidated financial statements for the quarter and year ended December 31, 2003 have been restated, resulting in an increase in net earnings of $0.3 million and a decrease of $0.6 million respectively.

During the fourth quarter of 2003, the Company also adopted the revised guideline for full cost oil and gas accounting. This change had no impact on the financial results of the Company.

Certain comparative amounts have been reclassified to conform with current year's presentation.

3. TRANSFER OF NET ASSETS TO PROSPEX

Pursuant to the Arrangement on October 1, 2004 certain undeveloped land, seismic and producing oil and gas assets were transferred to ProspEx. At the time of the transaction, ProspEx and the Trust were related parties resulting in the transfer of the following net book values:

	(000's)
Property plant and equipment	$ 38,843
Future tax asset	8,353
Long-term debt	(10,655)
Asset retirement obligation	(3,492)
Net assets transferred	$ 33,049

In addition to the above assets transferred, $70 million in tax pools were transferred to ProspEx.

In the fourth quarter, costs relating to the restructuring, excluding payments to employees and officers, of $10.6 million ($6.6 million net of tax) were charged to Unitholders capital upon closing of the transaction in October 2004. See note 9 of consolidated financial statements.

4. RECONCILIATION OF DISTRIBUTIONS

	Three months ended December 31 2004	2003	Year ended December 31 2004	2003
Cash distributions	$ 16,788	-	$ 16,788	-
Accumulated cash distributions, beginning of period	-	-	-	-
Accumulated cash distributions, end of period	$ 16,788	-	$ 16,788	-
Cash distributions per unit(1)	$ 0.42	-	$ 0.42	-
Accumulated cash distributions per unit,				

beginning of period	-	-	-	-
Accumulated cash distributions per unit, end of period	$ 0.42	-	$ 0.42	-

(1) represents the sum of the per trust unit paid monthly to unitholders

5. LONG TERM DEBT

As part of the Arrangement and the creation of the Trust and ProspEx, the Trust has entered into a new credit facility with a syndicate of banks and currently has a $150 million extendible revolving term credit facility. The credit facility is secured by a $250 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of this facility for the year was approximately 3.4 percent (2003 - 4.5 percent). The facility is fully revolving until June 30, 2005 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on July 1, 2006.

At December 31, 2003 the Company had a $125 million credit facility, which was fully revolving until May 28, 2004. The facility was secured by a $200 million demand debenture with identical characteristics to the current demand debenture.

The Trust has no debt denominated in a foreign currency.

6. FUTURE INCOME TAXES

The provision for future income taxes differs from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to earnings before income taxes. The reasons for these differences are as follows:

	Three months	Twelve months
Earnings before income taxes for the period ended:		
December 31, 2004	$ 13,155	$ 40,650
Rate	38.62%	38.62%
Computed expected provision for future income taxes	5,080	15,699
Increase (decrease) in taxes resulting from:		
Non-deductible Crown payments, net of ARTC	2,020	8,824
Resource allowance	(1,490)	(8,429)
Net income of the Trust and other	(6,204)	(5,902)
Non-deductible stock-based compensation	-	627
Effect of change in tax rate	-	251
Change in valuation allowance	876	15
	282	11,085
Capital taxes	-	772
Income tax expense	$ 282	$ 11,857

7. UNITHOLDER AND SHARE CAPITAL

The capital structure of the Trust consists of Class A Trust Units and Class B Trust Units. The Class A Trust Units and Class B Trust Units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution. Class A Trust Units have no residency restrictions whereas the Class B Trust Units may only be held by Canadian residents. The number of Class A Trust Units outstanding at any point in time may not exceed 80% of the number of Class B Trust Units outstanding at such time. Class B Trust Units may not be converted into Class A Trust Units.

The Trust may, at its sole discretion, redeem Class A Trust Units for either cash or unsecured, subordinated promissory notes of the Trust. The redemption price for the Class A Trust Units is the lesser of the ten trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption. Class A Trust Units and Class B Trust Units are redeemable at the option of the unitholder at the lesser of the ten trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption.

(a) Issued and Outstanding

A summary of unitholders' equity for the years ended December 31, 2004 and 2003 is as follows:

	Number of Shares (thousands)	Amount
Balance, December 31, 2002	159,195	$ 363,981
Issued for cash on exercise of options	608	1,242
Cancellation of common shares	(107)	(226)
Issue costs	-	(39)
Balance, December 31, 2003	159,696	364,958
Stock options exercised	4,355	10,473
Share issue costs	-	(619)
Balance, September 30, 2004	164,051	374,812
Reduction in share capital on transfer of net assets to ProspEx (note 4)	-	(33,049)
Restructuring costs (net of $3,985 of tax benefits)	-	(6,620)
Reclassification of contributed surplus as at October 1, 2004	-	2,902
Payment of $0.22 per share on October 1, 2004	-	(36,091)
Tax benefit realized on plan of arrangement	-	1,298
Balance, subsequent to plan of arrangement	164,051	$ 303,252
Conversion to Trust Units and Exchangeable Shares (4:1)		
Trust units issued in exchange for common shares	38,569	285,186
Exchangeable shares of subsidiary issued in exchange for common shares	2,443	18,066
Total Trust units and Exchangeable shares		

outstanding as at October 1, 2004	41,012	$ 303,252

Trust Units

Units outstanding as at October 1, 2004	38,569	$ 285,186
Units issued on termination of stock option plan	1,215	9,261
Units issued on conversion of exchangeable shares	399	3,029
Total Trust units as at December 31, 2004	40,183	$ 297,476

(b) Trust Performance Unit Incentive Plan and Stock Options

In accordance with the Arrangement, all outstanding stock options of the Company immediately vested upon the completion of the Arrangement. $1.0 million, being the unexpensed portion of the fair value of the outstanding options, was expensed in the third quarter of 2004.

The fair value of each stock option grant was previously estimated on the date of grant using the Black-Scholes option pricing model. For the 2004 grants it was assumed that the expected volatility was 32 percent, the risk-free interest rate was 3.90 percent and expected life of the options was five years.

In accordance with the Arrangement, the options outstanding at September 30, 2004 were converted into options to acquire Class B Trust Units and options to acquire common shares of ProspEx. All options were exercised within 30 days of the closing of the Arrangement. The continuity of the option plan is as follows:

	2004		2003	
	Weighted Average		Weighted Average	
	Shares (thousands)	Exercise Price	Shares (thousands)	Exercise Price
Outstanding at beginning of year	11,079	$ 2.63	8,917	$ 2.82
Granted	40	2.81	3,453	2.17
Exercised	(9,510)	2.35	(608)	2.04
Cancelled	(1,609)	4.15	(683)	3.49
Outstanding at end of year	-	$ -	11,079	$ 2.63

Concurrent with the Arrangement, the Trust implemented a Performance Unit Incentive Plan (the "Performance Unit Incentive Plan"). Under the Performance Unit Incentive Plan, the Trustees may grant up to 2.1 million units to trustees, officers, employees, and consultants. Performance units will vest over a period of three years. As at December 31, 2004, no performance units had been issued.

Stock options granted on or after January 1, 2003 were accounted for based on the fair value method. The fair value was measured at the grant

date and charged to earnings over the vesting period. For awards vesting on a graded basis, compensation cost was recognized on a pro-rata basis over the vesting period. Consideration paid to the Company on exercise of all options is credited to share capital.

As part of the Arrangement, all stock options were exercised or cancelled in 2004 resulting in a charge to earnings in 2004 for all amounts not previously expensed.

The value of payouts under the Performance Unit Incentive Plan is dependent on the performance of the Trust relative to its peers. Performance units were granted on January 3, 2005.

(c) Per Unit Amounts

Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of stock options would be used to purchase trust units at the average price during the period. The weighted average number of units outstanding is then adjusted by this amount. The following table summarizes the Trust Units used in calculating net income per unit.

	Three months ended December 31		Year ended December 31	
	2004	2003	2004	2003
Weighted average number of units outstanding - basic	38,866	39,384	40,023	39,805
Effect of stock options	226	815	469	198
Trust units issuable on conversion of exchangeable shares	2,220	-	558	-
Weighted average number of units outstanding - diluted	42,313	40,199	41,050	40,003

The shares outstanding at December 31, 2003 have been converted on a four-to-one basis to reflect the exchange of 0.25 Trust Units for each outstanding share of the Company.

8. NON-CONTROLLING INTEREST

Exchangeable shares of the subsidiary are exchangeable at any time, based on the exchange ratio, into Class B Trust Units at the option of the holder. Exchangeable shares may only be held by Canadian residents. The exchange ratio is increased monthly based on the cash distributions paid and the average market trading price over the 5 days ending on the distribution record date. Cash distributions are not paid on exchangeable shares.

On the third anniversary of the issuance of exchangeable shares, the Trust will issue class B Trust Units in exchange for all outstanding exchangeable shares based on the then applicable exchange ratio.

Exchangeable Shares	Number of Shares (thousands)	Amount

Issued on October 1, 2004	2,443	$ 18,066
Exchanged for Trust Units	(395)	(3,029)
Non-controlling interest in net income	-	694
Balance, December 31, 2004	2,048	$ 15,731
Exchange ratio, end of period	1.02243	-
Trust units issuable upon conversion	2,094	$ 15,731

The exchangeable shares of the Company are accounted for in accordance with EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of Trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the non-controlling interests proportionate share of the Trust's consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

9. FINANCIAL INSTRUMENTS

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place December 31, 2004 for 2005:

Natural Gas Contracts	Notional Volumes GJ/d	Physical/ Financial	Term	Price
AECO Collar	2,500	Financial	Jan. 1, 2005 - Mar. 31, 2005	$5.50 - $9.25/GJ
AECO Fixed Price	2,500	Financial	Jan. 1, 2005 - Mar. 31, 2005	$7.01/GJ
AECO Collar	2,500	Financial	Jan. 1, 2005 - Mar. 31, 2005	$7.00 - $10.25/GJ
AECO Fixed Price	2,500	Financial	Jan. 1, 2005 - Mar. 31, 2005	$7.50/GJ
AECO Fixed Price	2,500	Financial	Jan. 1, 2005 - Jan. 31, 2005	$7.72/GJ
AECO Fixed Price	2,500	Physical	Jan. 1, 2005 - Jan. 31, 2005	$8.05/GJ
AECO Fixed Price	2,500	Physical	Jan. 1, 2005 - Jan. 31, 2005	$9.10/GJ
AECO Fixed Price	12,000	Physical	Jan. 1, 2005 - Jan. 31, 2005	$7.25/GJ
AECO Fixed Price	2,500	Financial	Feb. 1, 2005 - Feb. 28, 2005	$7.74/GJ
AECO Fixed Price	2,500	Physical	Feb. 1, 2005 - Feb. 28, 2005	$9.10/GJ
AECO Fixed Price	2,500	Financial	Mar. 1, 2005 - Mar. 31, 2005	$7.53/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 - Oct. 31, 2005	$7.25/GJ

AECO Fixed Price	2,500	Financial	Apr. 1, 2005 - Oct. 31, 2005	$7.35/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 - Oct. 31, 2005	$7.50/GJ

As at December 31, 2004 the Trust would have realized a gain of approximately $4.3 million were all commodity hedging contracts closed out.

The carrying value of accounts receivable, deposits, accounts payable and accrued liabilities and distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of long-term debt approximates its carrying value as it bears interest at a floating rate.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Company is exposed to a floating rate of interest on all its long term debt.

The Company has no instruments in place at December 31, 2004 to manage the foreign currency and interest rate exposures.

10. SUBSEQUENT EVENTS

On January 3, 2005, the Trust granted 204,952 performance units under the Performance Unit Incentive Plan. The Performance Unit Incentive Plan authorizes the Board of Trustees to grant up to 2,050,632 units to trustees, directors, officers, employees of, or providers of services to the Trust. The number of performance units granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts and other companies, and absolute total unitholder return of the Trust Units.

>>

%SEDAR: 00021286E

/For further information: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or 1-888-213-3713, lciulka(at)eee.ca; Stephen Savidant, President and CEO, (403) 213-3729; Stephen Soules, Executive Vice President and CFO, (403) 213-3761/

(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 20:17e 16-FEB-05

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 30th day of September, 2004.

AMONG:

ESPRIT ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Esprit Trust")

- and -

ESPRIT ACQUISITION CORP., a corporation incorporated under the laws of Canada (hereinafter referred to as "AcquisitionCo")

- and -

ESPRIT EXCHANGECO LTD., a corporation incorporated under the laws of Canada (hereinafter referred to as "ExchangeCo")

WHEREAS pursuant to an arrangement agreement made the 16th day of August, 2004 among Esprit Exploration Ltd., AcquisitionCo, ProspEx Resources Ltd., ExchangeCo and Esprit Trust (such agreement, as it may be further amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which were issued pursuant to the Arrangement Agreement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions (collectively, the "Share Provisions") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Esprit Trust and ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered class B trust units in the capital of Esprit ("Esprit Class B Trust Units") in satisfaction of the obligations of AcquisitionCo under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices (as defined in the Share Provisions), all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 Definitions

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter referred to the specified Article or Section of this agreement. The terms "this agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE II
COVENANTS

2.1 Covenants of Esprit Trust and ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, Esprit Trust and ExchangeCo each agree that:

(a) Esprit Trust will, as soon as practicable following the declaration of any Distribution, issue a press release as to the resulting change in the Exchange Ratio for the Exchangeable Shares;

(b) Esprit Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Esprit Class B Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Esprit Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Esprit Class B Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d) Esprit Trust will not exercise any vote as a direct or indirect shareholder of AcquisitionCo to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

2.2 Segregation of Funds

Subject to the exercise by Esprit Trust or ExchangeCo of any of the Call Rights, Esprit Trust will cause AcquisitionCo to, from time to time, deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable AcquisitionCo to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and AcquisitionCo will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Notification of Certain Events

In order to assist Esprit Trust and ExchangeCo to comply with their respective obligations hereunder, AcquisitionCo will give Esprit Trust and ExchangeCo notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of: (i) receipt by AcquisitionCo of notice of; and (ii) AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by AcquisitionCo of a Retraction Request;

(d) at least 90 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares or any rights to acquire same; and

(f) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4 Delivery of Esprit Class B Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered Esprit Class B Trust Units to any holder of Exchangeable Shares, subject to the exercise by Esprit Trust or ExchangeCo of any of the Call Rights, Esprit Trust shall forthwith issue and deliver the requisite Esprit Class B Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo shall direct. All such Esprit Class B Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

2.5 Qualification of Esprit Class B Trust Units

Esprit Trust and AcquisitionCo covenant that if any Esprit Class B Trust Units (or other securities into which Esprit Class B Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Amount, the Retraction Price, the Redemption Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Rights or the Automatic Exchange Rights (as that term is defined in the

Voting and Exchange Trust Agreement)), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Esprit Class B Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by Esprit Trust or ExchangeCo to the initial holder thereof (other than AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of Esprit Trust for purposes of Canadian federal or provincial securities law), Esprit Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Esprit Class B Trust Units (or other securities into which Esprit Class B Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved. Esprit Trust and ExchangeCo represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Esprit Class B Trust Units (or other securities into which Esprit Class B Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of Esprit Trust for the purposes of Canadian federal and provincial securities law). Esprit Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Esprit Class B Trust Units (or other securities into which Esprit Class B Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be delivered hereunder to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.6 Equivalence

(a) Esprit Trust will not:

(i) issue or distribute additional class A trust units in its capital or Esprit Class B Trust Units (collectively, the "Esprit Trust Units") (or securities exchangeable for or convertible into or carrying rights to acquire Esprit Trust Units) to the holders of all or substantially all of the then outstanding Esprit Trust Units by way of stock distribution or other distribution, other than an issue of Esprit Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Esprit Trust Units) to holders of Esprit Trust Units who exercise an option or right to receive distributions in Esprit Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Esprit Trust Units); or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Esprit Trust Units entitling them to subscribe for or to purchase Esprit Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Esprit Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Esprit Trust Units:

(A) securities of Esprit Trust of any class other than Esprit Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Esprit Trust Units);

(B) rights, options or warrants other than those referred to in Section 2.6(a)(ii) above;

(C) evidences of indebtedness of Esprit Trust; or

(D) assets of Esprit Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(iv) subdivide, redivide or change the then outstanding Esprit Trust Units into a greater number of Esprit Trust Units; or

(v) reduce, combine or consolidate or change the then outstanding Esprit Trust Units into a lesser number of Esprit Trust Units; or

(vi) reclassify or otherwise change the rights, privileges or other terms of the Esprit Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Esprit Trust Units;

unless

(vii) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(viii) it has received the prior written approval of AcquisitionCo and the holders of the Exchangeable Shares.

(b) Esprit Trust will ensure that the record date for any event referred to in section 2.6(a) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by Esprit Trust (with simultaneous notice thereof to be given by Esprit Trust to AcquisitionCo).

2.7 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Esprit Trust Units (a "Bid") is proposed by Esprit Trust or is proposed to Esprit Trust or the holders of Esprit Trust Units, and is recommended by the trustees of Esprit Trust or is otherwise effected or to be effected with the consent or approval of the trustees of Esprit Trust, Esprit Trust or AcquisitionCo or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Esprit Class B Trust Units, without discrimination, including, without limiting the generality of the foregoing, Esprit Trust or AcquisitionCo or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Esprit Trust or where Esprit Trust is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.8 Ownership of Outstanding Shares

Esprit Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Esprit Trust, ExchangeCo or any of their respective affiliates, Esprit Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo. Notwithstanding the foregoing, Esprit Trust shall not be in violation of this Section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of Esprit Trust.

2.9 Esprit Trust and ExchangeCo Not to Vote Exchangeable Shares

Esprit Trust and ExchangeCo covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by Esprit Trust, ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Esprit Trust and ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders

of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10 Due Performance

On and after the Effective Date, Esprit Trust and ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

2.11 No Specified Financial Institution

On and after the effective date hereof and until AcquisitionCo no longer has any Exchangeable Shares issued and outstanding, neither Esprit Trust nor ExchangeCo nor any of its Affiliates will be a "specified financial institution" as that term is defined in the *Income Tax Act* (Canada).

2.12 Exercise of Call Rights

Esprit Trust and ExchangeCo covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Esprit Trust, ExchangeCo or any of their respective affiliates, Esprit Trust and ExchangeCo will formulate a policy respecting whether Esprit Trust and ExchangeCo or either of them will exercise any of the Call Rights.

ARTICLE III
ESPRIT TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Esprit Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "Esprit Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Esprit Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Esprit Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Esprit Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the Esprit Trust Successor, ExchangeCo and AcquisitionCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Esprit Trust Successor shall possess and from time to time may exercise each and every right and power of Esprit Trust under this agreement in the name of Esprit Trust or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the trustees or officers of Esprit Trust may be done and performed with like force and effect by the trustees or officers (or other agents or governing body) of such Esprit Trust Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Esprit Trust with or into Esprit Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Esprit Trust provided that all of the assets of such subsidiary are transferred to Esprit Trust or another wholly-owned direct or indirect subsidiary of Esprit Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE IV
GENERAL

4.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Esprit Trust, ExchangeCo or any of their respective subsidiaries or affiliates.

4.2 Changes in Capital of Esprit Trust and AcquisitionCo

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.6 or 2.7 hereof, as a result of which either Esprit Class B Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Esprit Class B Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4 Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by Esprit Trust, AcquisitionCo and ExchangeCo and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5 Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of Esprit Trust, ExchangeCo, AcquisitionCo or any combination of them for the protection of the holders of the Exchangeable Shares provided that the board of trustees of Esprit Trust, the board of directors of ExchangeCo and the Board of Directors of AcquisitionCo are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the

board of trustees of Esprit Trust, the board of directors of ExchangeCo and the Board of Directors of AcquisitionCo, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such board of trustees and boards of directors, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the board of trustees of Esprit Trust, the board of directors of ExchangeCo and the Board of Directors of AcquisitionCo are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

AcquisitionCo, at the request of Esprit Trust, ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8 Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a) if to Esprit Trust, AcquisitionCo or ExchangeCo to:

c/o Esprit Energy Trust
900, 606 – 4th Street SW
Calgary, Alberta T2P 1T1

Attention: President and Chief Executive Officer
Facsimile No. (403) 213-3710

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by facsimile shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12 Attornment

Each of Esprit Trust, ExchangeCo and AcquisitionCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13 Liability of Esprit Trust

The parties hereto acknowledge that the obligations of Esprit Trust hereunder shall not be personally binding upon the trustees of Esprit Trust, AcquisitionCo or any holder of Esprit Class B Trust Units and that any recourse against the trustees of Esprit Trust, Esprit Trust, AcquisitionCo or any holder of Esprit Class B Trust Units in any manner in respect of any indebtedness, obligation or liability of Esprit Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Trust Indenture dated as of August 16th, 2004 governing Esprit Trust, as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be duly executed as of the date first written above.

ESPRIT ACQUISITION CORP., as administrator of ESPRIT ENERGY TRUST

By: (signed) "*Stephen J. Savidant*"
Name: Stephen S. Savidant
Title: President and Chief Executive Officer

ESPRIT ACQUISITION CORP.

By: (signed) "*Stephen J. Savidant*"
Name: Stephen S. Savidant
Title: President and Chief Executive Officer

ESPRIT EXCHANGECO LTD.

By: (signed) "*Stephen J. Savidant*"
Name: Stephen S. Savidant
Title: President and Chief Executive Officer

ESPRIT ENERGY TRUST

PERFORMANCE UNIT INCENTIVE PLAN

1. The Plan

A performance unit incentive plan (the "Plan") pursuant to which performance units ("Performance Units") may be granted to the trustees, directors, officers, employees of, or providers of services to Esprit Energy Trust (the "Trust") or any of its subsidiaries, including Esprit Exploration Ltd. (the "Corporation"), is hereby established on the terms and conditions herein set forth. This Plan is a full-value unit plan using the value of trust units ("Trust Units") of the Trust as the basis for the Performance Units.

2. Purpose

The purpose of this Plan is to advance the interests of the Trust by providing the trustees, directors, officers, employees of, or providers of services to, the Trust and any of its subsidiaries the opportunity to participate in the value created by the Trust Units, thereby: i) increasing the proprietary interests of such persons in the Trust; (ii) aligning the interests of such persons with the interests of the Trust's unitholders generally; (iii) encouraging such persons to remain associated with the Trust and its subsidiaries; and (iv) furnishing such persons with an additional incentive for their efforts on behalf of the Trust and its subsidiaries.

3. Administration

(a) This Plan shall be adopted, approved and administered by the board of directors of the Corporation (the "Board").

(b) Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting and vesting of, and method of payment of Performance Units, all on such terms (which may vary between Performance Units granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all performance unit agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. Whenever used herein, the term "Board" shall be deemed to include any committee or director to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this section 3.

(d) Performance Units granted hereunder shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom a Performance Unit is granted, which agreement shall be in such form as the Board shall approve.

4. Units Subject to the Plan

(a) Subject to section 15 below, the securities that may be acquired by Participants as a payout of Performance Units pursuant to section 11 below shall consist of authorized but unissued Class B Units.

(b) The aggregate number of Class B Units reserved for issuance under this Plan shall be fixed at a maximum of 2,050,632 Class B Units. This prescribed maximum may be subsequently increased to any other specified amount, subject to the approval of the stock exchange or exchanges on which the Class B Units are listed and such shareholder approvals as may be required by such exchanges.

(c) Notwithstanding subsection 4(b), if the Class B Units are listed on the Toronto Stock Exchange (the "Exchange") and it permits a "rolling" maximum number of Class B Units issuable under plans similar to this Plan, the total number of Class B Units reserved for issuance hereunder shall thereafter be revised to be that number that equals but does not exceed a number of Class B Units equal to 5% of the total of: (i) the number of issued and outstanding Class B Units; plus (ii) the number of Class B Units issuable upon the exchange of the outstanding Exchangeable Shares (as defined in the Arrangement Agreement dated August 16, 2004 between the Trust, the Corporation, ProspEx Resources Ltd., Esprit Acquisition Corp. and Esprit Exchangeco Ltd.); plus (iii) the number of issued and outstanding Class A trust units of the Trust (the "Class A Units"), from time to time (such total number of Class B Units and Class A Units are herein referred to as the "Total Trust Units").

(d) If any Performance Unit granted under this Plan shall expire or terminate for any reason without having been converted or exercised in full, any unpurchased Class B Units to which such Performance Unit relates shall be available for the purposes of being issued upon the exercise of further Performance Units granted hereunder.

5. Maintenance of Sufficient Capital

The Trust shall at all times during the term of this Plan ensure that the number of Class B Units it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

6. Eligibility, Participation and Grant

(a) The Board may, in its discretion, select any trustees, directors, officers or employees of, or providers of services to, the Trust or its subsidiaries to participate in this Plan. No provider of services to the Trust or its subsidiaries who is also an insider (as that term is defined by the *Securities Act* (Ontario)) of the Trust or its subsidiaries ("Insider") shall be granted Performance Units in the capacity as a provider of services. In addition, only persons who provide services

to the Trust or its subsidiaries of an ongoing or recurring nature shall be entitled to be granted Performance Units. (Any person having been selected for participation in this Plan by the Board is herein referred to as a "Participant").

(b) The Board may from time to time, in its discretion, grant Performance Units to any Participant, upon the terms, conditions and limitations set forth herein, and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine, provided that Performance Units granted to any Participant shall be approved by the unitholders of the Trust if the rules of any stock exchange or exchanges on which the Units are listed require such approval. Grants of Performance Units shall not be made between October 1 and December 31 of each calendar year.

(c) The number of Class B Units reserved for issuance pursuant to the Performance Units granted to Insiders under this Plan and any other unit compensation arrangement of the Trust or its subsidiaries shall not exceed 5% of the Total Trust Units.

(d) The number of Class B Units issued to Insiders under this Plan or any other unit compensation arrangement of the Trust or its subsidiaries shall not, within a one year period, exceed 5% of the Total Trust Units.

(e) The number of Class B Units issued to any one Insider and such Insider's associates (as that term is defined by the *Securities Act* (Ontario)) under this Plan or any other unit compensation arrangement of the Trust or its subsidiaries shall not, within a one year period, shall not exceed 3% of the Total Trust Units at the time of the contemplated issuance.

(f) The aggregate number of Class B Units reserved for issuance pursuant to Performance Units granted to non-employee trustees of the Trust or non-employee directors of subsidiaries of the Trust (including the Corporation) under this Plan shall never exceed 0.5% of the Total Trust Units at the time of the contemplated grant.

7. Performance Unit Exercise Price and Value

Each Performance Unit is equal in value to one Class B Unit.

8. Performance Unit Term and Target Levels

The term for each grant of Performance Units hereunder shall be up to three (3) years (a "Performance Period"). Participants will receive target level grants of Performance Units at the beginning of the first year of a Performance Period, which shall be settled with payout determinations under the Plan made at the end of the Performance Period for each such grant of Performance Units.

9. Vesting

Vesting will be based on time and performance conditions. Participants must remain in their capacities as trustees, directors, officers, employees of, or providers of services to, the Trust or any of its subsidiaries for the full Performance Period of each grant of Performance Units to qualify for awards under the Plan in connection with each such grant of Performance Units (with the exception of involuntary termination, disability, retirement or death), and subject to any other vesting limitations or conditions which may be imposed by the Board in its sole unfettered discretion at the time Performance Units are granted.

10. Determination of Payouts

Actual payouts under the Performance Units will depend on performance against performance measures ("Performance Measures") selected by the Board, which will determine a performance factor ("Performance Factor"). The initial Performance Measures selected by the Board include absolute total unitholder return ("TUR") (defined as the sum of changes in the price of Trust Units and cumulative distributions over each Performance Period) and relative TUR (as compared against a peer group of Canadian oil and gas royalty trusts at the time of the grant, including the Trust). A target level of performance ("Performance Targets") will be set for each grant of Performance Units, which will provide for target level payouts for such Performance Unit under the Plan. Target level performance against the Performance Targets would result in a Performance Factor of one (1.0). Actual performance exceeding target level performance will result in a higher Performance Factor and therefore higher than target level payouts. Actual performance below target level performance will result in a lower Performance Factor and therefore lower than target level payouts. The final award could therefore be larger or smaller than the target grant depending on the Trust's actual performance over each Performance Period.

Payouts under the Plan would equal the value of the Performance Factor adjusted number of Performance Units times the fair market price of Trust Units at the end of the Performance Period plus the value of the accumulated distributions on the Performance Units over the Performance Period.

11. Time and Method of Payment

(a) Immediately upon completion of the Performance Period, and subject to the right of the Board to make a cash payment of a payout, the Board shall cause to be issued to the Participant the requisite number of Class B Units determined in accordance with section 10, at which time the Class B Units will be fully paid and non-assessable.

(b) Payouts under this Plan, including the issuance of Class B Units, shall be made, in connection with each Performance Period, no later than December 1 of the third year following the date of the grant.

(c) When a Participant or other person becomes entitled to receive Class B Trust Units hereunder, the Trust shall have the right to require the Participant or such other person to remit to the Trust an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Board or by

applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(i) the tendering by the Participant of cash payment to the Trust in an amount less than or equal to the total withholding tax obligation; or

(ii) the withholding by the Corporation or the Trust, as the case may be, from the Class B Trust Units otherwise due to the Participant such number of Class B Trust Units having a fair market value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(iii) the withholding by the Corporation or the Trust, as the case may be, from any cash payment otherwise due to the Participant such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the fair market value of any Class B Trust Units so withheld is sufficient to satisfy the total withholding tax obligation.

12. Ceasing to be a Director, Officer, Employee or Provider of Services

Upon a Participant ceasing to be a director, officer or employee of, or provider of services to, the Trust or its subsidiaries during a Performance Period, each Performance Unit granted hereunder shall terminate and be at an end, provided however, that the Board may, at its sole discretion, payout any unvested Performance Units on a basis pro rated to the portion of the Performance Period that was completed up to the date of any such event, taking into consideration the Performance Measures, Performance Factors and Performance Targets set and achieved to such date and such other factors that the Board may consider relevant

Neither the selection of any person as a Participant nor the granting of Performance Units to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a trustee, director, officer, employee of, or provider of services to, the Trust or its subsidiaries, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a trustee, director, officer or employee of, or provider of services to, the Trust or its subsidiaries, as the case may be.

13. Cause, Death, Permanent Disability or Normal Retirement of a Participant

In the event that a Participant who is a director, officer or employee of, or provider of services to, the Trust or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Trust or a subsidiary thereof for cause, any Performance Unit previously granted to him or her shall immediately expire and terminate.

In the event of the death, permanent disability or normal retirement of a Participant during a Performance Period, the Board may, at its sole discretion, payout any unvested Performance Units on a basis pro rated to the portion of the Performance Period that was completed up to the date of any such event, taking into consideration the Performance Measures,

Performance Factors and Performance Targets set and achieved to such date and such other factors that the Board may consider relevant.

14. Rights of Participants

No person entitled to any Performance Unit granted under this Plan shall have any of the rights or privileges of a unitholder of the Trust in respect of any Class B Units that may be issuable pursuant to section 11 until the Performance Period has been completed and such Class B Units have been issued to such person.

15. Adjustments

(a) The number of Class B Units issuable under this Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Trust Units, and in any such event a corresponding adjustment shall be made changing the number of Class B Units deliverable upon the payout of any Performance Units granted prior to such event.

(b) In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Performance Units outstanding under this Plan and to prevent their dilution or enlargement.

(c) Adjustments under this section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.

16. Change of Control

Notwithstanding any other provision hereof, in the event of a change of control (as hereinafter defined) of the Trust or the Corporation, the vesting of all outstanding Performance Units shall be accelerated despite the Performance Periods thereof not having been completed and all payouts shall forthwith be determined and paid out by the Board in accordance with section 10 and section 11 effective upon the effective date of any such event (as if the effective date of any such event was the end of the Performance Period), taking into consideration the Performance Measures, Performance Factors and Performance Targets set and achieved to such date and such other factors that the Board may consider relevant.

For the purpose of this Plan, a "change of control" of the Trust or the Corporation means:

(a) the acceptance by the holders of units of the Trust or holders of shares of the Corporation, representing in the aggregate, thirty (30%) percent or more of the Total Trust Units of the Trust or issued and outstanding shares of the Corporation, as the case may be, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding units of the Trust or shares of the Corporation; provided that no change of control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the board of trustees of the Trust or members of the board of directors of the Corporation

immediately prior to the effective date of such transaction constitute a majority of such boards or boards of the resulting entity following such effective date;

(b) the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the units of the Trust acquired), directly or indirectly, of beneficial ownership of such number of units of the Trust or rights to units of the Trust, which together with such person's then owned units of the Trust and rights to units of the Trust, if any, represent (assuming the full exercise of such rights to voting securities) thirty (30%) percent or more of the combined voting rights of the Trust's then outstanding Total Trust Units;

(c) the entering into of any agreement by the Trust or the Corporation to merge, consolidate, restructure, amalgamate, initiate an arrangement or be absorbed by, into or with another trust or corporation; provided that no change of control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the board of trustees of the Trust or members of the board of directors of the Corporation immediately prior to the effective date of such transaction constitute a majority of such boards or boards of the resulting entity following such effective date;

(d) the passing of a resolution by the board or unitholders of the Trust or of the board of directors or shareholders of the Corporation to substantially liquidate the assets or wind-up the Trust's or the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Trust or the Corporation in circumstances where the business of the Trust or the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement);

(e) individuals who were members of the board of trustees of the Trust or members of the board of directors of the Corporation immediately prior to a meeting of the unitholders of the Trust or a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of trustees or directors, not constituting a majority of the board of trustees of the Trust or board of directors of the Corporation following such election;

(f) the sale by either the Trust or the Corporation of all or substantially all of its respective assets; or

(g) the termination of the Trust.

17. Transferability

All benefits, rights and Performance Units accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferrable or assignable unless specifically provided herein.

18. Amendment and Termination

(a) The Board may, at any time, suspend or terminate this Plan.

(b) Subject to subsections 18 (c) and (d) below, the Board may also at any time amend or revise the terms of this Plan or any Performance Units, subject to regulatory and stock exchange approval, provided that no such amendment or revision shall in any manner materially adversely affect the rights of any Participant under any Performance Units granted under this Plan prior to such amendment or revision without such Participant's consent, and provided that the requirements of paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the *Income Tax Act* are continuously satisfied.

(c) Any material amendment to this Plan (including an increase in the maximum number of Class B Units issuable hereunder) shall be approved by a majority of the votes cast at a meeting of the holders of units of the Trust.

(d) Any material amendment to a Performance Unit held by an Insider, including a change in the exercise price or expiry date, must be approved by a majority of the votes cast at a meeting of the holders of units of the Trust, excluding the votes attached to units of the Trust beneficially owned by such Insider. For the purposes of this subsection 18(d), the cancellation of a Performance Unit prior to expiry of its Performance Period in conjunction with the granting of a Performance Unit to the same Insider on different terms shall be considered to be a material amendment to a Performance Unit.

19. Necessary Approvals

The obligation of the Corporation to issue and deliver Class B Units in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Trust. If Class B Units cannot be issued to a Participant upon the payout of a Performance Unit due to legal or regulatory restrictions or if any such approval is not received, the Board will have the option of satisfying payouts under the Plan in respect of grants of Performance Units either in cash or by way of purchasing Class B Units on the open market.

20. Stock Exchange Rules

This Plan and any performance unit agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Trust Units are listed.

21. Right to Issue Other Securities

The Trust shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further units, varying or amending its capital or corporate structure or conducting its business in any way whatsoever.

22. Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at the office of the President in Calgary, Alberta; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23. Gender

Words used herein importing gender shall include all genders.

24. Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

DATED this 1st day of October, 2004.

NET PROFITS INTEREST AGREEMENT

This Agreement made this 1st day of October, 2004.

AMONG:

ESPRIT EXPLORATION LTD., a body corporate amalgamated pursuant to the *Canada Business Corporations Act* (hereinafter referred to as the "**Grantor**")

- and -

ESPRIT ENERGY TRUST, a trust formed pursuant to the laws of the Province of Alberta pursuant to a trust indenture dated August 16, 2004 (hereinafter called the "**NPI Owner**")

WHEREAS the Grantor has agreed to grant the NPI to the NPI Owner and the NPI Owner has agreed to purchase and accept the NPI from the Grantor, on the terms and conditions hereinafter set forth; and

NOW THEREFORE, in consideration of the covenants hereinafter set forth, the Parties hereby agree as follows:

ARTICLE I
INTERPRETATION

1.1 Definitions. In this Agreement, including this Article, the following words and expressions shall have the following meanings except where the context otherwise expressly provides:

"**Acquisition**" means an acquisition by the Grantor of Petroleum and Natural Gas Rights or interests therein, which may also include the acquisition of Tangibles and Miscellaneous Interests;

"**Acquisition Costs**" means costs and expenses incurred by the Grantor in making an Acquisition including, without limitation, the purchase price paid pursuant thereto (net of all adjustments thereto), brokers' fees and commissions, costs of registration of conveyances of title and costs of consultants (including lawyers, landmen and engineering and other technical advisors);

"**Affiliate**" means, with respect to two Persons that (i) they are both corporations and one of them is controlled by the other or that both of them are controlled by the same Person and for this purpose a corporation shall be deemed to be controlled by the Person who owns or effectively controls, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation or otherwise) to elect the majority of its

board of directors, or (ii) one is a corporation and the other is a partnership and the partnership is comprised solely of corporations which are Affiliates, as described above;

"**Agreement**", "herein", "hereto", "hereof" and similar expressions refer to this NPI Agreement, and any agreement amending this NPI Agreement;

"**ARC**" means credits or rebates in respect of Crown Royalty which are paid or credited by the Crown, including those paid or credited under the Alberta Corporate Tax Act which are commonly known as "Alberta Royalty Credits";

"**Asset Value**" means, in respect of a Property, the present worth of all of the estimated pre-tax net cash flow from the Proved Reserves and the estimated pre-tax net cash flow from the risked Probable Reserves, as shown in the most recent engineering report relating to such Property, discounted at rate determined by to be the Grantor;

"**Business Day**" means a day other than a Saturday, Sunday or statutory holiday in Alberta;

"**Capital Expenditures**" means (i) drilling costs, completion costs and equipping costs of wells and (ii) other costs relating to the Properties which would be classified as "capital costs" in accordance with GAAP, including capitalized General and Administrative Expenses but does not include Acquisition Costs;

"**Commodity Price and Currency Swaps**" means swaps, hedges and similar arrangements made or assumed by (whether by operation of law, contract or otherwise) the Grantor, from time to time, in respect of commodity prices or rates of exchange of currencies the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities or rates of exchange of one currency for another which affect Production Costs or revenues attributable to the Properties and includes guarantees, either direct or indirect, by the Grantor of any commodity price or exchange rate swap, hedge or similar arrangement made by the NPI Owner or any other Person wholly-owned, directly or indirectly, by the NPI Owner;

"**Concurrent Disposition**" has the meaning specified in Section 11.3;

"**Credit Facilities**" means the credit facilities (including bankers acceptances and letters of credit) which are made available to or assumed by (whether by operation of law, contract or otherwise) the Grantor, from time to time, to fund the payment of or to refinance the payment of Acquisition Costs, Production Costs, payment of the NPI or Grantor's other general corporate purposes, whether made available by banks, other financial institutions, the NPI Owner, Persons wholly-owned, directly or indirectly, by the NPI Owner or other Persons and includes guarantees, either direct or indirect, by the Grantor of any credit facilities made available to the NPI Owner or any other Person wholly-owned, directly or indirectly, by the NPI Owner;

"**Crown**" means Her Majesty the Queen in Right of Canada or a Province thereof;

"**Crown Royalty**" means any amount paid or payable to or received or receivable by the Crown by virtue of an obligation imposed by statute or a contractual obligation substituted for an obligation imposed by statute as a royalty, tax (other than a municipal or school tax), lease rental or bonus or an amount in lieu thereof that may reasonably be regarded as being in relation to the

acquisition, development or ownership of Petroleum and Natural Gas Rights or the production of Petroleum Substances;

"**Debt Service Costs**" means, in respect of a Month and without duplication:

(a) all interest, penalties, fees, indemnities, legal costs, and other costs, expenses and disbursements for which the Grantor is liable pursuant to the Credit Facilities and which, in each case, accrue during such Month;

(b) plus all amounts paid or payable during such Month on account of principal pursuant to the Credit Facilities including, without limitation, scheduled, prepaid (voluntary or mandatory) and accelerated principal and amounts paid and payable on account of banker's acceptances and letters of credit; and

(c) plus (if there is a net loss) or minus (if there is a net profit) the net profit or loss from Interest Rate Swaps which accrues during such Month;

"**Deductible Production Costs**" means, in respect of a Month and without duplication,:

(a) the sum of (i) the Production Costs for that Month plus (ii) Deductible Production Costs which are carried forward to such Month pursuant to Section 3.4

less

(b) the sum of the Production Costs paid for that month which:

(i) are paid with (A) withdrawals from the Reserve, (B) advances made pursuant to the Credit Facilities or (C) Other Revenues; or

(ii) constitute a portion of the Deferred Purchase Price;

"**Deferred Purchase Price**" means the sum of:

(a) the Acquisition Costs of Future Properties that are attributable to Canadian Resource properties (as defined in the *Income Tax Act* (Canada)); and

(b) Capital Expenditures which are Canadian development expenses or Canadian exploration expenses (as defined in the *Income Tax Act* (Canada));

which has been designated by the Grantor as constituting part of the Deferred Purchase Price pursuant to Section 2.2;

"**Facilities**" means gas processing plants, gas compression facilities, gas gathering facilities, crude oil batteries, crude oil pipelines and similar facilities in which Petroleum Substances are compressed, processed, gathered, transported, treated, measured or stored and which are located near the oil or gas wells from which such Petroleum Substances are produced;

"**Future Acquisition Costs**" means Acquisition Costs of Future Properties;

"**Future Acquisition**" means an Acquisition made after the date hereof but does not include the Acquisition of the Initial Properties;

"**Future Properties**" means Properties acquired by the Grantor after the date hereof, other than the Initial Properties;

"**General and Administrative Expenses**" means all costs and expenses incurred in the management and administration of the Grantor including, without limitation, in respect of auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time and salaries and all amounts payable by the Grantor pursuant to the Administrative and Technical Services Agreement between ProspEx Resources Ltd. and the Grantor, as amended from time to time;

"**GAAP**" means, as of any time, generally accepted accounting principles in Canada as at such time;

"**Grantor Notes**" means the three promissory notes dated the date hereof issued by the Grantor to the NPI Owner as consideration for Trust Units issued to the Grantor, which have principal amounts of $123,200,000.00, $260,600,000.00 and $86,500,000.00, respectively, the firs t two of which bear interest at a rate of 11% per annum and the third of which does not bear interest;

"**Grantor's Share**" means the share (determined as if the NPI had not been granted) which is attributable to the Properties for which the Grantor is responsible or to which the Grantor is entitled;

"**Grantor's Share of Production**" means the production of Petroleum Substances from the NPI Lands and lands pooled or unitized therewith to which the Grantor is entitled by virtue of owning the Properties, determined as if the NPI had not been granted;

"**Interest Rate Swaps**" means interest rate swap, hedge and similar arrangements made or assumed by (whether by operation of law, contract or otherwise) the Grantor, from time to time, the purpose of which is to mitigate or eliminate exposure to fluctuations in interest rates applicable to the Credit Facilities or other interest rates which affect Production Costs and includes guarantees, either direct or indirect, by the Grantor of any interest rate swap, hedge or similar arrangement made by the NPI Owner or any other Person wholly-owned, directly or indirectly, by the NPI Owner;

"**Initial Properties**" means all Petroleum and Natural Gas Rights owned by the Grantor on the date hereof (including those acquired by the Grantor from RMX Exploration Ltd. pursuant a Conveyance made effective September 30, 2004 between RMX Exploration Ltd. and the Grantor but excluding other Petroleum and Natural Gas Rights owned by RMX Exploration Ltd. and excluding Petroleum and Natural Gas Rights sold by the Grantor to ProspEx Resources Ltd. pursuant to the Conveyance Agreement dated the date hereof between the Grantor and ProspEx Resources Ltd.;

"**Leases**" means the Crown and freehold petroleum and natural gas leases and similar instruments pursuant to which the Grantor derives its interests in the Petroleum and Natural Gas

Rights comprised in the Properties;

"**Lender**" means, (a) the lender or lenders (if there is more than one) that make the Credit Facilities available and (b) the Person or Persons (if there is more than one) with whom Swap Arrangements are made and, in each case, includes the beneficiaries of guarantees provided by the Grantor which are included in Swap Arrangements and Credit Facilities;

"**Miscellaneous Assets**" means all properties, assets and rights which are related to Petroleum and Natural Gas Rights or Tangibles (other than Petroleum and Natural Gas Rights and Tangibles), including, without limitation:

(a) Title and Operating Documents;

(b) Surface Rights;

(c) books and records;

(d) well files, production records and similar data and information;

(e) injection wells;

(f) geological, seismic and similar data; and

(g) permits, licences and authorizations required to own or operate wells or Tangibles;

"**Month**" means (i) the period from 8:00 a.m. Calgary time on the date hereof to 8:00 a.m. Calgary time on the first day of the first Month after the date hereof and (ii) any period commencing at 8:00 a.m. Calgary time on the first day of a calendar month after the date hereof and ending at 8:00 a.m. Calgary time on the first day of the following calendar month;

"**Monthly NPI Payment**" means, in respect of a Month, the payment for such Month to which the NPI Owner is entitled pursuant to subsection 2.3(b);

"**NPI Revenues**" means, in respect of a Month:

(a) the Production Revenues for such Month;

(b) plus (if they are positive) or minus (if they are negative) the Other Revenues for such Month that are not used to pay Production Costs;

provided that:

(c) if, pursuant to this Agreement, the NPI Owner elects to take the NPI Share of Petroleum Substances in kind during a Month, the NPI Revenues for such Month will not include any Production Revenues from the sale of Petroleum Substances taken in kind during the Month; and

(d) the Other Revenues for a Month that are included in the NPI Revenues for that Month shall not exceed 10% of the NPI Revenues for that Month and any excess shall be carried forward and treated as Other Revenues for the next following Month;

"**NPI**" means the NPI described herein;

"**NPI Lands**" means the lands to which the Petroleum and Natural Gas Rights comprised in the Properties relate;

"**NPI Percentage**" means 99%;

"**NPI Purchase Price** " means the sum of (i) $123,200,000.00 plus (ii) the Deferred Purchase Price;

"**NPI Share of Petroleum Substances**" means, in respect of a Month, the NPI Percentage of the Grantor's Share of Production produced during such Month;

"**Non-Deductible Crown Royalties**" means Crown Royalties which are either (i) required to be included in taxable income pursuant to Section 12(1)(o) of the *Income Tax Act* (Canada) or any replacement thereof or substitution therefor or (ii) not permitted to be deducted in computing taxable income pursuant to Section 18(1)(m) of the *Income Tax Act* (Canada) or any replacement thereof or substitution therefor;

"**Non-Interest Bearing Grantor Note**" means the Grantor Note that has a principal amount of $86,500,000.00 and does not bear interest;

"**$123.2 Million Interest Bearing Grantor Note**" means the Grantor Note that has a principal amount of $123,200,000.00 and bears interest at a rate of 11% per annum;

"**Other Revenues**" means, in respect of a Month, the Grantor's Share of all revenues which accrue during such Month in respect of the Properties (other than Production Revenues and proceeds from the sale of Petroleum and Natural Gas Rights), including, without limitation:

(a) the net profit or loss (which will be a negative amount for purposes of computing the Other Revenues if there is a net loss) from Commodity Price and Currency Swaps which accrue during such Month,

(b) fees and similar payments made by third parties for the processing, transportation, gathering or treatment of their Petroleum Substances in Tangibles;

(c) fees payable to the Grantor by ProspEx Resources Ltd. pursuant to the Administrative and Technical Services Agreement dated the date hereof between the Grantor and ProspEx Resources Ltd. And similar amounts;

(d) proceeds from the sale of Tangibles and Miscellaneous Interests;

(e) insurance proceeds, including business interruption insurance, property damage insurance and third party liability insurance;

(f) income from investing the Reserve;

(g) proceeds from the sale or licensing of seismic and similar data;

(h) incentives, rebates and credits in respect of Production Costs;

(i) royalty and similar income;

(j) take or pay and similar payments made to the Grantor in lieu of a buyer purchasing some of the Grantor's Share of Production or as compensation for a buyer not purchasing some of the Grantor's Share of Production, and

(k) Other Revenues for the previous Month carried forward to such Month in accordance with the proviso in the definition of "NPI Revenues";

provided that Other Revenues will not include ARC payable to the NPI Owner in respect of Non-Deductible Crown Royalties which the NPI Owner reimburses to the Grantor;

"**P&NG Reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specific economic conditions, which are generally accepted as being reasonable (including existing economic and operating conditions in connection with both constant prices and costs and forecast prices and costs);

"**Party**" means the NPI Owner or the Grantor;

"**Permitted Investments**" means (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions, the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc., or Dominion Bond Rating Service Limited and (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"**Person**" includes an individual, a body corporate, a partnership (limited or general), a joint venture, a trust, a union, a pension fund, a government and a governmental agency;

"**Petroleum and Natural Gas Rights**" means:

(a) rights to explore for, drill for, produce, save and market Petroleum Substances, including fee simple interests in Petroleum Substances and interests granted pursuant to instruments commonly known as Crown or freehold petroleum and/or natural gas leases; and

(b) royalty interests, net profits interests and similar interests pursuant to which the owner thereof is entitled to a share of the production of Petroleum Substances from the lands or wells to which the interests relate or to a payment calculated by reference to the quantity of such production or to a payment calculated by the proceeds, (whether gross or net) received from the sale of such production;

"**Petroleum Substances**" means crude oil, petroleum, natural gas and related hydrocarbons (including condensate and natural gas liquids) except coal but including coalbed methane and all other substances (including sulphur and its compounds), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith;

"**Probable Reserves**" are those additional P&NG Reserves that are less certain to be recovered than Proved Reserves and where it is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved Reserves plus Probable Reserves;

"**Production Costs**" means, in respect of a Month and without duplication, the following items:

(a) Debt Service Costs;

(b) the Grantor's Share of all costs and expenses (including both operating costs and capital costs) in respect of the Properties incurred in such Month, including, without limitation:

(i) costs and expenses of obtaining, processing, reprocessing and interpreting seismic, geological and other data;

(ii) drilling costs, completion costs, equipping costs and operating costs of wells (including, without limitation, costs of redrilling, deepening, plugging-back, side-tracking, fracing and acidizing wells and costs and expenses of work-overs);

(iii) costs and expenses of waterflood, miscible flood and other secondary and tertiary recovery operations;

(iv) costs and expenses of compressing, dehydrating, gathering, treating and processing the Grantor's Share of Production;

(v) costs and expenses of acquiring Tangibles (including costs and expenses of constructing Facilities), except when acquired pursuant to Acquisitions, and costs and expenses of maintaining, repairing and operating Tangibles;

(vi) amounts payable in respect of royalties and similar burdens (including freehold lessors' royalties and gross overriding royalties) to which the Properties are subject, other than Crown Royalties all or a portion of which are reimbursed pursuant to Section 2.8;

(vii) amounts payable in respect of Surface Rights, including bonuses and rentals;

(viii) costs and expenses of acquiring Miscellaneous Assets, except when acquired pursuant to Acquisitions;

(ix) costs and expenses of transporting (whether by pipelines, trucking or otherwise) the Grantor's Share of Production;

(x) costs and expenses of delivery and sale of the Grantor's Share of Production, including marketing fees;

(xi) insurance premiums and similar items and property, municipal, production, *ad valorem*, mineral and other taxes and assessments in respect of the Properties or the operation thereof or the production of Petroleum Substances therefrom;

(xii) costs and expenses of generating Other Revenues;

(xiii) costs and expenses (including settlement payments and payments of judgements) payable in respect of third party claims arising in connection with the Properties;

(xiv) costs and expenses of abandonment of wells and decommissioning of Facilities and other Tangibles and of reclaiming and restoring the surface sites thereof;

(xv) costs and expenses of clean-up and remediation of spills of hazardous substances and other environmental damage;

(xvi) costs and expenses of drilling, equipping and operating injection wells;

(xvii) costs and expenses of power generation; and

(xviii) all other costs and expenses (including both operating costs and capital costs) which are payable pursuant to the Title and Operating Documents;

(c) current income taxes, capital taxes and other direct taxes of the Grantor which accrue during such Month;

(d) the portion (if any) of the NPI Revenues which accrue during such Month and which are paid to the Reserve;

(e) General and Administrative Expenses for the Month;

(f) Future Acquisition Costs;

(g) Capital Expenditures;

(h) all costs and expenses not listed above related to the Properties which are incurred during such Month; and

(i) payments (whether principal or interest) of the Grantor Notes or notes issued pursuant to Subsection 2.9(d) that are paid by the Grantor during such Month;

excluding Crown Royalties all or a portion of which are reimbursed pursuant to Section 2.8, depreciation, deferred taxes and losses from Commodity Price and Currency Swaps;

"**Production Revenues**" means, in respect of a Month the gross proceeds from the sale of the Grantor's Share of Production which accrue during such Month, provided that:

(a) Production Revenues do not include ARC or income from royalties and similar interests; and

(b) to the extent take or pay or similar payments included in Other Revenues are thereafter credited or set off against or otherwise reduce the proceeds of sale of the Grantor's Share of Production, only the proceeds (if any) of such sale after taking such reduction into account will be included in Production Revenues;

"**Properties**" means all interests in Petroleum and Natural Gas Rights and in related Tangibles and Miscellaneous Assets beneficially owned by the Grantor from time to time;

"**Proved Reserves**" are those P&NG Reserves that can be estimated with a high degree of certainty to be recoverable and where it is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves;

"**Reserve**" means the reserve described in Article 7;

"**Special Resolution**" means a resolution approved by not less than 66 2/3% of the votes cast by Unitholders at a meeting of Unitholders;

"**Surface Rights**" means interests in the surface of lands which are used or held for use in connection with Petroleum and Natural Gas Rights or Tangibles, including (i) rights to use the surface of lands for purposes of drilling and operating oil and gas wells or injection wells, (ii) rights to use the surface of lands for the location of Tangibles or in connection with the operation thereof and (iii) rights to use the surface of lands to gain access to such wells or such Tangibles, and including surface leases, licenses of occupation, roads, road use agreements, pipeline easements and similar rights;

"**Swap Arrangements**" means Commodity Price and Currency Swaps and Interest Rate Swaps;

"**Tangibles**" means all tangible property, apparatus, plant, equipment, machinery and facilities used or held for use, from time to time, for purposes of producing Petroleum Substances from the NPI Lands or lands pooled or unitized therewith or for storing, measuring, compressing, treating, processing or collecting such Petroleum Substances, including wellheads, wellhead equipment, tanks, pumps, pump jacks, separators, dehydrators, flow lines and Facilities;

"**Third Party**" means any Person other than the Grantor, the NPI Owner and their Affiliates;

"**Title and Operating Documents**" means (i) the contracts and agreements pursuant to which the Grantor derives its interest in the Properties, including Crown and freehold petroleum and natural gas leases, agreements of purchase and sale, farm-in agreements, unit agreements and royalty agreements and (ii) contracts and agreements entered into in the normal course of the oil and gas business in connection with the exploitation of Petroleum and Natural Gas Rights or the operation of Facilities, including joint operating agreements, unit operating agreements, farmout agreements, pooling agreements, royalty agreements, common stream agreements, gas processing agreements, gas gathering agreements, agreements for the sale of Petroleum Substances, agreements relating to Surface Rights, agreements for the construction, ownership and operation of Facilities and agreements for the transportation of Petroleum Substances;

"**Trust**" means Esprit Energy Trust, a trust formed pursuant to the laws of Alberta pursuant to the Trust Indenture;

"**Trust Indenture**" means the Amended and Restated Trust Indenture dated September 3004 pursuant to which the Trust was formed, as amended from time to time;

"**Trust Unit**" means a fractional undivided interest in the Trust; and

"**Unitholders**" means holders, from time to time, of Trust Units.

1.2 Interpretation. Unless otherwise stated or the context otherwise requires, in this Agreement:

(a) a reference to any agreement or instrument, including this Agreement, is a reference to the agreement or instrument as varied, amended, modified, or supplemented or replaced from time to time;

(b) the terms "in writing" or "written" include printing, typewriting or telecopy transmission;

(c) a reference to a statute is a reference to (i) such enactment as amended or reenacted from time to time and every statute that may be substituted therefor; and (ii) the regulations, bylaws or other subsidiary legislation made pursuant to such statute;

(d) words importing the singular number only include the plural and vice versa, and words importing the use of any gender include all genders;

(e) a reference to time refers to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in Alberta;

(f) "including" and "includes" mean "including without limitation" and "includes without limitation";

(g) the headings of Articles, Sections, and Subsections are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(h) the terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement in its entirety and include any agreement supplemental hereto; and

(i) a reference to an Article, Section, Subsection Paragraph or Schedule is a reference to an Article, Section, Subsections, Paragraph or Schedule of or to this Agreement.

1.3 Choice of Law. This Agreement will be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.

1.4 Attornment. Any legal action or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta and the courts of appeal therefrom. Each Party hereby submits and attorns to and accepts for itself and in respect of its assets, irrevocably and unconditionally, the jurisdiction of such courts in respect of all matters arising out of this Agreement.

1.5 Monetary Sums. All references herein to dollar amounts or sums of money are to lawful funds of Canada.

1.6 Meaning of "accrued" and "incurred". Except as otherwise stated herein, for purposes hereof, amounts shall accrue or be incurred when they are treated as having accrued or having been incurred under GAAP, provided that (a) costs and expenses of goods supplied, work performed or services provided will be treated as being incurred when the goods are supplied, the work is performed or the services are provided, (b) rentals and similar payments in respect of Surface Rights and Leases, insurance premiums, property taxes and assessments and amounts payable in respect of third party liability claims will be deemed to accrue when they are paid, (c) amounts payable on account of royalties and similar burdens in respect of production of Petroleum Substances (other than sulphur stored in pads) shall be deemed to accrue in the calendar month in which the Petroleum Substances are produced and such amounts which are payable in respect of sulphur stored in pads will be deemed to accrue in accordance with GAAP, and (d) abandonment and reclamation costs will be deemed to accrue as and when the abandonment and reclamation work is done.

1.7 1990 CAPL Terms. Terms which are defined in clause 101 of a 1990 Canadian Association of Petroleum Landmen Operating Procedure to which a 1988 Petroleum Accountants Society of Canada Accounting Procedure is attached and which are not otherwise defined herein have the same meanings herein as are given to them therein.

ARTICLE II
NPI

2.1 Grant of NPI

In consideration of the Payment of the NPI Purchase Price, the Grantor hereby grants and sets over the NPI to the NPI Owner, on and subject to the terms and conditions hereof.

2.2 Payment of the NPI Purchase Price

(a) The Grantor hereby acknowledges receipt of the $123.2 Million Interest Bearing Grantor Note endorsed as paid in full in payment of the portion of the NPI Purchase Price that is equal to $123,200,000.00 and agrees that the same constitutes payment of that portion of the NPI Purchase Price.

(b) The NPI Owner shall be obligated to pay the Deferred Purchase Price in respect of a proposed Future Acquisition or proposed Capital Expenditures only if:

(i) the Grantor, by notice in writing to the NPI Owner, advises the NPI Owner that the Grantor proposes to make such Future Acquisition or to incur such Capital Expenditures and designates that a portion of the Acquisition Costs in respect of such Future Acquisition or such Capital Expenditures, as the case may be, shall constitute part of the Deferred Purchase Price;

(ii) the notice referred to in subsection 2.2(b)(i) is received by the NPI Owner at least ten (10) days before such Acquisition Costs or Capital Expenditures are to be incurred by the Grantor; and

(iii) the NPI Owner is able to fund the portion of the Deferred Purchase Price payable in respect of such Future Acquisition or such Capital Expenditures, as the case may be, from:

(A) the net proceeds of the issuance by the NPI Owner of Trust Units;

(B) proceeds of disposition of any interest in the Properties paid to the NPI Owner; or

(C) proceeds of sale of any portion of the NPI sold in any Concurrent Disposition including proceeds of sale held by the Grantor.

2.3 NPI. Subject to the terms and conditions hereof, the NPI Owner, by virtue of being the owner of the NPI, shall be entitled to the following:

(a) subject to compliance with subsection 2.4, the NPI Share of Petroleum Substances which the NPI Owner elects to take in kind pursuant to Section 2.4; and

(b) a payment from the Grantor for each Month equal to 99% of the amount by which (i) the NPI Revenues for such Month exceed (ii) the Deductible Production Costs for such Month, other than those reimbursed to the Grantor by the NPI Owner pursuant to subsection 2.4(e).

2.4 Right to Take In Kind

(a) Subject to the terms of the Title and Operating Documents and compliance with subsection 2.4(e), if the Grantor is insolvent, the NPI Owner shall have the right to take all (but not less than all) of the NPI Share of Petroleum Substances for a Month in kind and separately dispose of them provided that (i) it has given not less than ninety (90) days' notice of its intention to do so to the Grantor, (ii) concurrently, with such notice, supplied the Grantor with an irrevocable, assignable documentary letter of credit payable by one or more sight drafts (with the only draw condition to be certification by the beneficiary that the NPI Owner is in default of a reimbursement obligation hereunder) and issued by one of the five largest Canadian chartered banks to secure the NPI Owner's obligations to reimburse the Grantor for the Production Costs paid by the Grantor while the NPI Owner takes the NPI Share of the Petroleum Substances in kind and (iii) evidence satisfactory to the Grantor that the NPI Owner has made arrangements to take the NPI Share of Petroleum Substances and dispose of them in compliance with the Title and Operating Documents.

(b) Such letter of credit shall be in an amount equal to the aggregate Production Costs for the previous four Months as shown in the statement delivered to the NPI Owner pursuant to Section 3.2, shall be for a term of at least one year, and shall otherwise be on terms satisfactory to the Grantor.

(c) An election by the NPI Owner to take the NPI Share of Petroleum Substances in kind for a Month shall remain in effect for subsequent Months unless and until revoked by at least ninety (90) days' written notice by the NPI Owner to the Grantor, provided that if the NPI Owner fails to comply with subsection 2.4(e) or does not replace the letter of credit which secures its obligations to reimburse the Grantor for Production Costs with a letter of credit as described in subclause 2.4(a) and (b) (which shall be in an amount equal to the Production Costs for the four Months preceding the date upon which the new letter of credit is supplied to the Grantor) on or before the end of the Month immediately preceding the Month in which the letter of credit which is to be replaced will expire, the NPI Owner will be deemed to have revoked its election to take the NPI Share of Petroleum Substances in kind effective at the end of the Month in which such letter of credit will expire.

(d) If the NPI Owner elects to take the NPI Share of Petroleum Substances in kind, the Grantor shall cause such Petroleum Substances to be delivered to the NPI Owner at the appropriate well-site.

(e) If the NPI Owner elects to take the NPI Share of Petroleum Substances in kind, the NPI Owner shall (i) subject to the Title and Operating Documents, arrange for the sale of such NPI Share of Petroleum Substances and the transportation thereof from the appropriate well-site and (ii) reimburse the Grantor for Production Costs and the NPI Percentage of the losses from Commodity Price and Currency Swaps for the period that the NPI Owner takes the NPI Share of Petroleum Substances in kind.

(f) If the NPI Owner elects to take the NPI Share of Petroleum Substances in kind, the NPI Owner shall be bound by and perform all contracts applicable to the marketing and sale of such Petroleum Substances.

2.5 NPI Share of Production not Taken in Kind. The NPI Owner shall not own any of the Grantor's Share of Production except the NPI Share of Petroleum Substances which it elects to take in kind pursuant to Section 2.4.

2.6 Petroleum Substances Lost or Used in Operations. The NPI shall not apply to any of the Grantor's Share of Production lost or consumed in operations.

2.7 Not an Interest In Land. The NPI is not a covenant attached to or running with the NPI Lands and does not attach to or form part of the Leases or constitute an interest in land or real property.

2.8 Reimbursement of Non-Deductible Crown Royalties. The NPI Owner shall reimburse to the Grantor the NPI Percentage of all Non-Deductible Crown Royalties payable by the Grantor in respect of the Properties or the production of Petroleum Substances therefrom. The Grantor shall be entitled to set off Monthly NPI Payments against amounts reimbursable to it pursuant to this Section 2.8. Notwithstanding the foregoing, if there are any amendments to the *Income Tax Act* (Canada) (the "Act") relating to the treatment of reimbursed Crown Royalties, or otherwise, the NPI Owner shall have the option to reimburse all or any portion of the NPI Percentage of all Crown Royalties payable by the Grantor in respect of the Properties provided that any change in the amount so reimbursed does not adversely impact the unitholders of the NPI Owner. A change to this Section 2.8 will be effective on the effective date of the applicable amendment to the Act.

2.9 Purchase Price Adjustment. The Parties agree that it is their intention that the NPI Purchase Price equal the fair market value of the NPI on the date of this Agreement (the "FMV of the NPI"). If the Canada Revenue Agency (or any successor thereto) or a court of competent jurisdiction determines that the FMV of the NPI is not equal to the amount then set forth in Paragraph (i) of the definition of NPI Purchase Price in Section 1.1:

(a) the NPI Purchase Price shall be increased or decreased (as applicable) by the difference between FMV of the NPI as so determined and the amount then set forth in Paragraph (i) of the definition of NPI Purchase Price in Section 1.1;

(b) Paragraph (i) of the definition NPI Purchase Price in Section 1.1 shall be amended by replacing the amount set forth therein with the amount of the FMV of the NPI as so determined;

(c) if the NPI Purchase Price is increased, the increase shall be paid by reducing the principal amount of the Non-Interest Bearing Grantor Note by an amount equal to the increase; and

(d) if the NPI Purchase Price is decreased, the Grantor shall issue a note to the NPI Owner having a principal amount equal to the decrease and otherwise having the same terms as the Non-Interest Bearing Grantor Note.

A reduction or issuance of a note pursuant to this Section 2.9 shall be effective on the date of this Agreement.

ARTICLE III
ACCOUNTING

3.1 **Payments**. On the fifteenth day of the Month following the end of a Month or the next following Business Day, if such day is not a Business Day, the Grantor shall pay the Monthly NPI Payment for such Month to the NPI Owner.

3.2 **Statements**. Each Monthly NPI Payment shall be accompanied by a statement setting forth (i) the amount of the Monthly NPI Payment for such Month, (ii) all calculations used in determining the Monthly NPI Payment, (iii) the Grantor's Share of Production (itemized by product) sold during the Month except the NPI Share of Production which the NPI Owner takes in kind, (iv) the Production Revenues and Other Revenues for such Month, and (v) an itemized list of the Production Costs and Deductible Production Costs for the Month.

3.3 **Overpayments**. If the payment made by the Grantor on account of the NPI for a Month is greater than the actual amount of the Monthly NPI Payment for such Month, the Grantor will be entitled to recover the overpayment by set off against Monthly NPI Payments for subsequent Months.

3.4 **Carry Forward of Deductible Production Costs**. If the Deductible Production Costs for a Month exceed the NPI Revenues for such Month, there shall be no Monthly NPI Payment for such Month and the amount of the excess shall be carried forward and treated as Deductible Production Costs for the following Month.

3.5 **Collection of Production Revenues and Other NPI Revenues**. The Grantor will use all commercially reasonable efforts to obtain the payment of Production Revenues and Other Revenues (excluding Production Revenues from the NPI Share of Petroleum Substances which the NPI Owner takes in kind) but shall not have any liability to the NPI Owner to the extent that it fails to collect them, provided it makes commercially reasonable efforts to do so.

3.6 **Payment of Production Costs**. The Grantor covenants and agrees to use the Production Revenues and the Other Revenues to pay Production Costs, in the following order of priority:

(a) first, Debt Service Costs; and

(b) secondly, all other Production Costs.

The Grantor covenants and agrees to use Other Revenues to pay Production Costs to the extent they are available to the Grantor to be used for such purposes prior to using Production Revenues to pay Production Costs.

ARTICLE IV
INSURANCE

4.1 Maintenance. The Grantor shall obtain and maintain such property damage and third party liability insurance to provide protection for the Properties which, where appropriate in the opinion of the Grantor, will cover property damage, general liability and, where appropriate in the opinion of the Grantor, business interruption. Such insurance will be maintained with reputable insurers acceptable to the Grantor and in such amounts as the Grantor determines to be appropriate, having regard to insurance maintained pursuant to the Title and Operating Documents and normal oil and gas industry standards in Canada.

ARTICLE V
BOOKS AND RECORDS

5.1 Examination. During the term hereof and for a period of two years thereafter the Grantor shall maintain complete books and records pertaining to (i) the NPI, (ii) the Grantor's Share of Production consumed or sold by the Grantor and (iii) all calculations made by the Grantor to determine the amount of payments on account of the NPI. The NPI Owner shall have the right at all reasonable times during business hours to inspect such books and records to the extent reasonably necessary in order to verify the amounts paid or payable hereunder in respect of the NPI.

5.2 Audit. Upon notice to the Grantor, the NPI Owner shall have the right to audit the books and records referred to in Section 5.1 within the 26 month period next following the end of the calendar year to which they relate. The costs of any such audit shall be borne by the NPI Owner. Any claims of discrepancies disclosed by such audit shall be made in writing to the Grantor within two months of the completion of such audit. The Grantor shall respond to any claims within six months of receipt of such claims. If the Grantor is unable to respond to the claims during the six-month period, one extension of three months shall be allowed if requested in writing by the Grantor within such six-month period.

5.3 Confidentiality. The NPI Owner shall keep all information provided to it pursuant to this Agreement (including, without limitation, information made available to it in connection with the audits, examinations and inspections conducted by it pursuant to the foregoing provisions of this Article 5) strictly confidential, except for information which is or becomes publicly available through no act or omission of the NPI Owner or which becomes available to the NPI Owner from a source other than the Grantor without confidentiality restrictions.

ARTICLE VI
OPERATIONS

6.1 Generally. Having regard to and subject to the provisions of the Title and Operating Documents and the Grantor's rights and obligations thereunder, the Grantor covenants to and in favour of the NPI Owner that the Grantor shall use all reasonable efforts so that:

(a) operations on the NPI Lands and lands pooled or unitized therewith for the recovery of Petroleum Substances and the operation of the Tangibles are conducted in a good and workmanlike manner, in accordance with good oilfield and engineering practice and in compliance with all applicable statutes, regulations, permits and governmental approvals;

(b) all of its duties and obligations under the Title and Operating Documents are diligently and promptly performed and all amounts payable as rental, royalty or similar charges from time to time due in respect of the Properties are paid and all other actions as may be reasonably necessary to maintain the Title and Operating Documents in good standing at all times are taken, subject to the terms and provisions hereof, including Article 8 hereof; and

(c) all Surface Rights needed for the proper operation of the Properties and the Tangibles are acquired and maintained in good standing and all taxes, rates, assessments and other amounts from time to time payable in respect of the Properties are promptly paid.

6.2 No Obligation to Develop. Nothing contained in this Agreement shall impose any obligation, expressed or implied, on the Grantor to explore or develop the NPI Lands.

6.3 Compliance with and Maintenance of Properties Agreements. The Grantor covenants to and in favor of the NPI Owner that, except as provided in Section 8.1, the Grantor will:

(a) observe and perform all of its duties and obligations under the Title and Operating Documents; and

(b) not, without the written consent of the NPI Owner which will not be unreasonably withheld or delayed:

(i) agree to the amendment or termination of any of the Title and Operating Documents; or

(ii) waive or consent to a departure from the performance by any Person of any such Person's obligations under the Title and Operating Documents;

which could have a material, adverse effect on the NPI or the rights and obligations of the NPI Owner in respect of the NPI, provided, however, that acts or omissions by Persons (including operators) beyond the reasonable control of the Grantor without specific authorization from the Grantor shall not constitute a breach of the foregoing provisions.

6.4 Rights and Obligations. Except for the NPI Owner's rights and obligations under Section 2.4 with respect to the NPI Share of Production which it elects to take in kind, as between the NPI Owner and the Grantor, the Grantor shall have exclusive control and authority over development of, and recovery and marketing of Petroleum Substances from, the NPI Lands and lands pooled or unitized therewith, including, without limitation, making all decisions respecting whether, when and how to drill, complete, equip, produce, suspend, abandon and shut-in wells and whether to elect to convert royalties to working interests. The NPI Owner acknowledges that, as owner of the NPI, it shall not be entitled to any interest in the Properties or the Title and Operating Documents and the Grantor acknowledges that the NPI Owner, as owner of the NPI, shall not be liable for any of the duties or obligations arising under the Title and Operating Documents or in connection with the Acquisition or operation of the Properties except as set forth in subsection 2.4(e).

6.5 Marketing. Subject to existing contracts for the sale of production, the Grantor shall arrange for the sale of the Grantor's Share of Production for the best prices and on the best terms reasonably available, provided that, so long as the Grantor acts bona fide and in good faith, it shall have complete discretion as to the terms, conditions and length of all contracts entered into for the sale of the Grantor's Share of Production and shall not be responsible for any loss or any alleged loss which may occur by reason of any change in economic or political circumstances or otherwise with respect to any such sales contract, so long as it acts in good faith and is not negligent.

6.6 Additional Title and Operating Documents. The Grantor shall have the right to enter into and amend Title and Operating Documents, from time to time, on such terms and conditions as it considers appropriate in its sole discretion, provided that it acts in accordance with prudent oil and gas industry practices and in good faith in connection therewith.

6.7 No Other Businesses. The Grantor covenants in favour of the NPI Owner that the Grantor will not engage in any businesses or make any investments, either directly or through a subsidiary, a partnership or other vehicle other than ownership and exploitation of the Properties and the other activities contemplated by this Agreement.

6.8 Credit Facilities Unaffected and Subordination. The NPI Owner acknowledges and agrees that all Credit Facilities and Swap Arrangements and all security granted by the Grantor to secure any Credit Facilities or Swap Arrangements shall be senior to and rank in priority to the NPI in all respects. The NPI Owner agrees that it shall enter into a subordination agreement in favour of any Lender acknowledging that the NPI is subordinate to any such Credit Facilities or any such Swap Arrangements and any security therefor and providing for such other matters as the Lender may request, including, without limitation, restrictions on the ability of the Grantor to make NPI Payments to the NPI Owner in certain circumstances.

6.9 Borrowing. The Grantor may from time to time and without any requirements to obtain any consent or approval from the NPI Owner: (i) enter into and perform its obligations under the Credit Facilities and borrow money thereunder (including by way of bankers' acceptances, letters of credit or in any other manner) for working capital or general corporate purposes (including to fund the payment of or to refinance the payment of Acquisition Costs, Production

Costs or Monthly NPI Payments) and (ii) enter into and perform its obligations under Swap Arrangements.

ARTICLE VII
RESERVE-RECLAMATION FUND

7.1 Establishment. The Grantor shall establish a reserve (the "**Reserve**") to fund the payment of Production Costs. The Reserve shall be owned by the Grantor and the NPI Owner shall have no interest therein. Interest and other amounts earned by investing the funds in the Reserve will form part of the Reserve.

7.2 Contributions to the Reserve. The shall pay into the Reserve such amounts (if any) of Production Revenues and Other Revenues that are not used to pay Production Costs as the Grantor determines, in its reasonable discretion, it is prudent to pay into the Reserve to provide for payment of future Production Costs.

7.3 Use of Reserve. From time to time when, in the reasonable opinion of the Grantor, it is prudent to do so, the Grantor may pay Production Costs with funds in the Reserve, provided that the Grantor shall only use the Reclamation Fund for purposes of funding the Grantor's future environmental and reclamation obligations or to pay liabilities and obligations under the Credit Facilities when it is in default thereunder. The Grantor may hold the Reserve in one or more bank accounts and may invest the Reserve in Permitted Investments as it considers prudent from time to time, subject, however, to any restrictions on investment imposed pursuant to the Credit Facilities. The Grantor may commingle funds in the Reserve with other funds. The Grantor will not use the Reserve for any other purposes.

7.4 Termination of Reserve. When there are no Properties subject to the NPI, (a) the Reserve will be used to pay (i) first, all obligations and liabilities of the Grantor in respect of the Credit Facilities and Swap Arrangements entered into by the Grantor and (ii) secondly, all other Production Costs, and (b) when in the reasonable opinion of the Grantor, all Production Costs have been paid, the Reserve will be collapsed and distributed as follows:

(a) the lesser of the following amounts will be paid to the NPI Owner:

(i) 99% of the remainder in the Reserve; and

(ii) an amount equal to:

(A) 99% of the aggregate amount during the term of the NPI of the Production Revenues and Other Revenues that are not used to pay Production Costs;

less

(B) the amount (if any) by which the Other Revenues during the term of the NPI that are not used to pay Production Costs exceeds 10% of the aggregate amount specified in paragraph (A); and

(b) the balance shall be paid to the Grantor.

ARTICLE VIII
POOLING, UNITIZATION, SURRENDER AND ABANDONMENT

8.1 Pooling and Unitization. The Grantor shall have full right, power and authority to pool or unitize any of the Petroleum and Natural Gas Rights comprised in the Properties, from time to time, with other Petroleum and Natural Gas Rights provided that, in the Grantor's sole discretion, the pooling or unitization is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

8.2 Surrender. Subject to the Title and Operating Documents, the Grantor may surrender a Lease, in whole or in part, to the lessor thereunder without the prior consent of the NPI Owner if, in the sole discretion of the Grantor, none of the wells located on the lands covered by such Lease are capable of producing Petroleum Substances in paying quantities and it is prudent that such Lease be surrendered. From and after any such surrender, this Agreement and the NPI shall cease to apply to the NPI Lands surrendered except as to matters which occurred prior to the surrender.

8.3 Abandonment. The Grantor shall have full right, power and authority without the prior consent of the NPI Owner to authorize the abandonment of any well comprised in the Properties if the Grantor determines, in its sole discretion that it is prudent such well be abandonned.

ARTICLE IX
ASSIGNMENT

9.1 Consent to Assign; Assumption. Except as provided in Section 11.8, neither the Grantor nor the NPI Owner shall assign, sell, mortgage, pledge, charge, grant a security interest in or otherwise encumber or dispose of any of its rights under or its interests in this Agreement without first notifying the other Parties of its intention to do so and obtaining the written consent of the other Parties, which consent will not be unreasonably withheld or delayed. In any event no such assignment, sale, mortgage, pledge, charge, grant of a security interest, encumbrance or disposition shall be effective as against any other Party until the Person in whose favour it is made or granted shall have executed and delivered a written undertaking, in favor of and enforceable by, such other Party, agreeing to be bound by and perform all of the terms and provisions of this Agreement attributable to the interest acquired by it.

9.2 Multiple NPI Owners. If the NPI shall be owned by more than one Person, such owners shall designate one Person to receive all payments, statements and communications in respect of the NPI on their behalf by written notice to the Grantor executed by all of them and, until the Grantor receives such written notice, the Grantor shall be entitled to make all payments on account of the NPI, deliver all, statements and communications hereunder and otherwise deal in all matters pertaining hereto with the last Person who was the sole owner of the NPI.

9.3 Dispositions Subject to This Agreement. Subject to Section 11.3, if any interest in this Agreement or the NPI is sold, assigned, transferred, conveyed, mortgaged, pledged, charged,

encumbered or otherwise disposed of by the Grantor or the NPI Owner, the rights and interests of the Person to whom such disposition is made shall be subject to the terms and conditions of this Agreement and such Person shall agree in writing to be bound by the provisions of this Agreement, including, in the case of an assignee of the NPI Owner, the subordination provisions of Section 6.8.

ARTICLE X
TERM OF AGREEMENT

10.1 Term. Subject to Article 11, this Agreement shall continue in full force and effect for so long as there are Petroleum and Natural Gas Rights to which the NPI applies. Thereafter, this Agreement shall nevertheless remain in full force and effect (i) in respect of any accrued and unfulfilled obligations of either Party, and (ii) as to Sections 5.1, 5.3 and 7.4 and Articles XI and XIV.

ARTICLE XI
DISPOSITIONS OF PROPERTIES

11.1 Restrictions on Disposition of Properties. The Grantor will not sell, transfer, assign, exchange, mortgage, pledge, charge or otherwise dispose of or encumber the Properties except as permitted by Article VIII and the other provisions of this Article XI.

11.2 Dispositions of Tangibles and Miscellaneous Assets. The Grantor shall have the right to (a) dispose of Tangibles and Miscellaneous Assets which, in the reasonable opinion of the Grantor, are not required to exploit the Petroleum and Natural Gas Rights comprised in the Properties in accordance with good oilfield practices and (b) sell seismic and other data comprised in the Properties on such terms and conditions as it considers appropriate, in its sole discretion. The proceeds from any such disposition or licensing shall be included in Other NPI Revenues.

11.3 Dispositions of Petroleum and Natural Gas Rights. The Grantor shall have the right to sell interests in Petroleum and Natural Gas Rights comprised in the Properties subject to the following:

(a) if the Asset Value of the interests in the Properties sold pursuant to such sale is greater than $5,000,000, the sale has been approved by the Board of Directors of the Grantor;

(b) if the Asset Value of the interests in the Properties sold pursuant to such sale is greater than 85% of the Asset Value of all of the Properties, the sale has been approved by a Special Resolution of the Unitholders;

(c) in all cases, the NPI insofar as it pertains to the interests in the Properties sold pursuant thereto is also sold to the same Person pursuant to such sale

(a sale which satisfies the criteria set forth in this Subsection 11.3, is referred to herein as a

"**Concurrent Disposition**").

11.4 Concurrent Disposition Documentation. If a Concurrent Disposition is made, the NPI Owner shall execute and deliver all such instruments, documents, transfers, conveyances and acknowledgments as the Grantor may reasonably request in connection with such Concurrent Disposition in order to sell, transfer or assign the interest in the NPI sold pursuant to such Concurrent Disposition.

11.5 Merger on Concurrent Disposition. Upon completion of a Concurrent Disposition the interest in the NPI sold pursuant thereto shall merge in the interest in the Properties sold pursuant thereto and such interest in the NPI shall thereupon terminate.

11.6 Proceeds of a Concurrent Disposition. The NPI Percentage of the net proceeds of a Concurrent Disposition shall be allocated to the interests in the NPI sold pursuant to such Concurrent Disposition and be either paid to the NPI Owner at the time of the next payment on account of the NPI or used by the Grantor to pay the Deferred Purchase Price, as the Grantor shall determine.

11.7 Farmouts. The Grantor shall have the right to farmout Properties on a basis whereby a Person agrees to incur and pay Capital Expenditures for purposes of exploiting the Properties and in consideration thereof earns an interest in such Properties. Any such farmout shall also be a farmout of the NPI on the same terms such that upon the Person to whom the farmout is made earning an interest in the Properties pursuant thereto, such Person will also earn the NPI insofar as it pertains to such interests in the Properties whereupon such interest in the Properties and such interest in the NPI shall merge and such interest in the NPI shall terminate. Any interest retained by or acquired by the Grantor pursuant to such farmout shall be subject to the NPI.

11.8 Grant of Security by the Grantor. Notwithstanding any other provision of this Agreement:

(a) the Grantor may borrow funds, mortgage, pledge, charge or grant a security interest in the Properties or this Agreement without the approval of the NPI Owner to secure its obligations and liabilities under the Credit Facilities or under Swap Arrangements;

(b) the Lender or a receiver or receiver-manager of the Grantor or of all or part of its assets or any other enforcement agent may sell, mortgage or otherwise dispose of the Properties, in whole or in part, without the approval of the NPI Owner in the course of realization on security for the Grantor's liabilities and obligations under or in connection with the Credit Facilities or Swap Arrangements; and

(c) the Lender shall be entitled to assign its interests under this Agreement as permitted by the Credit Facilities or in association with the enforcement of security interests granted to it in connection with the Credit Facilities.

ARTICLE XII
NOTICES AND PAYMENTS

12.1 Addresses for Service and Payments. All payments hereunder in respect of the NPI shall be paid or tendered to the NPI Owner at its address for notices hereunder or such other place or depository as the NPI Owner may request by written notice to the Grantor, provided that no change in the place at which payments on account of the NPI are to be paid or tendered shall be effective until 30 days after written notice thereof has been provided to the Grantor by the NPI Owner.

12.2 Giving and Deemed Receipt of Notices. Whether or not so stipulated herein, each notice, communication or statement (herein called a "**notice**") required or permitted hereunder shall be in writing. A notice may be served:

(a) by delivering it to the Party to whom it is being given at that Party's address for notices hereunder, provided such delivery shall be during normal business hours of the addressee of a Business Day. Such notice shall be deemed to be received by the addressee when actually delivered as aforesaid; or

(b) by telecopier (or by any other like method by which a written and recorded message may be sent) directed to the Party to whom it is being given at that Party's telecopy number for notices hereunder. Such notices shall be deemed received by the addressee thereof (i) when actually received by it if sent within the normal working hours of a Business Day, or (ii) otherwise at the commencement of the next ensuing Business Day following transmission thereof.

12.3 Addresses. The address and telecopy number for notices hereunder of the Grantor and the NPI Owner shall be as follows:

Grantor:

Esprit Exploration Ltd.
Suite 900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Attention: Chief Financial Officer
Fax: (403) 213-3710

NPI Owner:

Esprit Energy Trust
Suite 900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Attention: Chairman of the Board of Trustees
Fax: (403) 213-3710

12.4 Change of Address. A Party may change its address or telecopy number for notices hereunder by notice to the other Parties.

ARTICLE XIII
MISCELLANEOUS

13.1 Inurement. Subject to Section 9.1 this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

13.2 Waivers in Writing. No waiver by any Party of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other Party unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

13.3 Time of Essence. Time is of the essence of this Agreement.

13.4 No Partnership. Nothing herein shall be construed as creating a partnership and no Party shall have any partnership rights or liabilities hereunder or in connection herewith.

13.5 Severability. The terms and provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of other terms or provisions hereof unenforceable or invalid and the Parties agree that this Agreement shall be construed as if such unenforceable or invalid term or provision was never contained herein.

13.6 Amendments. No amendment, alteration or variation of this Agreement or any of its terms or provision shall be binding upon the Parties unless made in writing and signed by the duly authorized representatives of each of the Parties.

13.7 Limitations Act. Pursuant to Section 7 of the *Limitations Act*, R.S.A. 2000 c. L-12, the Parties agree that the two (2) year period for seeking a remedial order under section 3(1)(a) of that Act for any claim (as defined therein) arising in connection with this Agreement is extended to:

(a) for a claim disposed by an audit conducted pursuant to this Agreement or a Title and Operating Document commenced before the last day (the "**Audit Commencement Date**") which this Agreement or such Title and Operating Document permits such audit to be performed, two years after such day; and

(b) for an other claim, four (4) years.

ARTICLE XIV
CONCERNING THE TRUSTEE

14.1 Acknowledgment. The parties hereto acknowledge that the trustees entering into this agreement are doing so solely in their capacity as trustees of the Trust and the obligations of the Trust hereunder shall not be personally binding upon such trustees, or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "**Trust Assets**" as defined in the Trust Indenture.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the 1st day of October, 2004.

ESPRIT EXPLORATION LTD.

Per: (signed) "*Stephen J. Savidant*"
Stephen J. Savidant, President and Chief Executive Officer

Per: (signed) "*Stephen B. Soules*"
Stephen B. Soules, Vice President and Chief Executive Officer

ESPRIT ENERGY TRUST

Per: (signed) "*Stephen J. Savidant*"
Stephen J. Savidant, trustee

Per: (signed) "*Stephen B. Soules*"
Stephen B. Soules, trustee

(This is the execution page to the NPI Agreement made the 1st day of October, 2004 between Esprit Exploration Ltd. and Esprit Energy Trust)

ESPRIT ENERGY TRUST

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

NON-RESIDENT NOTE INDENTURE

Providing for the issue of an unlimited principal amount of unsecured, subordinated non-resident promissory notes of Esprit Energy Trust due October 1, 2014

October 1, 2004

DMSLegal\045953\00058\1880488v4

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION 1
1.01 Definitions 1
1.02 Meaning of "Outstanding" 6
1.03 Headings 7
1.04 Interpretation 7
1.05 Accounting Principles 8
1.06 Currency 8
1.07 Governing Law 8
1.08 Day Not a Business Day 8
1.09 Per Annum Calculations 8
1.10 Interest Calculation 8
1.11 Language 8
ARTICLE 2 - THE NOTES 9
2.01 Issue of Notes 9
2.02 Terms of Notes 10
2.03 Form and Signatures of Notes 12
2.04 Certification 12
2.05 Notes to Rank Pari Passu 13
2.06 Registration of Notes 13
2.07 Persons Entitled to Payment 14
2.08 Mutilation, Loss, Theft or Destruction 15
2.09 Exchanges of Notes 15
2.10 Transfer 15
2.11 Option of Holder as to Place of Payment 16
2.12 Indenture Trustee Not Bound to Make Enquiries 16
ARTICLE 3 - EXTENSION AND REDEMPTION ... 16
3.01 Extension 16
3.02 Redemption of Notes; Notice to Indenture Trustee 16
3.03 Places of Payment 17
3.04 Notice of Redemption 17
3.05 Notes Due on Redemption Date 17
3.06 Deposit of Redemption Monies 17
3.07 Failure to Surrender Notes Called for Redemption 18
3.08 Less than all Notes Redeemed 18
3.09 No Other Prepayment, Repurchase or Redemption 18
3.10 Cancellation of Purchased Notes 18
ARTICLE 4 - SUBORDINATION OF THE NOTES. 19
4.01 Agreement to Subordinate 19
4.02 Distribution on Insolvency or Winding-up 19
4.03 Subrogation of Notes 20
4.04 No Payment to Holders if Senior Indebtedness Due or in Default 21
4.05 Payment of Notes Permitted 22
4.06 Subordination Not to be Impaired 22
4.07 Obligations Created by Article 4 22
4.08 No Set-Off 23
4.09 Amendments to Note Indenture or Notes 23
4.10 Authorization of Holders to Indenture Trustee to Effect Subordination 23
4.11 Additional Subordination Agreements 24
ARTICLE 5 - COVENANTS OF THE ISSUER 24
5.01 Positive Covenants 24
5.02 Indenture Trustee May Perform Covenants 26
5.03 To Pay Indenture Trustee's Remuneration 26
5.04 Negative Covenants 26
ARTICLE 6 - DEFAULT 27
6.01 Events of Default 27
6.02 Acceleration of Maturity 29
6.03 Remedies 29
6.04 Remedies not Exclusive 29
6.05 Costs 29
6.06 Delay 30
6.07 No Recourse Against Other Parties 30
6.08 Notice of Events of Default 30
6.09 Waiver of Default 30
6.10 Enforcement by the Indenture Trustee 31
6.11 No Suits by Holders 32
6.12 Application of Monies Received by Indenture Trustee 32
6.13 Distribution of Proceeds 33
6.14 Judgment Against the Issuer 34
ARTICLE 7 - – SATISFACTION AND DISCHARGE 34
7.01 Payment of Principal Amount 34
7.02 Non-Presentation of Notes 34
7.03 Repayment of Unclaimed Monies 34
7.04 Discharge 35
ARTICLE 8 - SUCCESSOR ENTITIES 35
8.01 Successor Corporations 35
8.02 Vesting of Powers In Successor Entity 36
ARTICLE 9 - MEETINGS OF HOLDERS 36
9.01 Right to Convene Meeting 36
9.02 Notice of Meetings 36
9.03 Chairperson 36
9.04 Quorum 37
9.05 Power to Adjourn 37
9.06 Show of Hands 37
9.07 Poll 37
9.08 Voting 38
9.09 Regulations 38
9.10 Persons Entitled to Attend Meetings 38
9.11 Powers Exercisable by Extraordinary Resolution 39
9.12 Meaning of "Extraordinary Resolution" 41
9.13 Powers Cumulative 42
9.14 Minutes 42
9.15 Instrument In Writing 42
9.16 Binding Effect of Resolutions 43
9.17 Evidence of Rights of Holders 43
ARTICLE 10 - NOTICES 43
10.01 Notice 43
ARTICLE 11 - CONCERNING THE INDENTURE TRUSTEE 44
11.01 No Conflict of Interest 44
11.02 Replacement of Trustee 45
11.03 Duties of Indenture Trustee 46
11.04 Reliance Upon Declarations 48

11.05 Evidence and Authority to Indenture Trustee ... 48
11.06 Certificate of the Issuer as Evidence ... 50
11.07 Experts, Advisers and Agents ... 50
11.08 Indenture Trustee May Deal In Notes ... 50
11.09 Investment of Monies Held by Trustee ... 51
11.10 Indenture Trustee Not Ordinarily Bound ... 51
11.11 Indenture Trustee Not Required to Register ... 52
11.12 Indenture Trustee Not Required to Give Security ... 52
11.13 Indenture Trustee Not to Be Appointed Receiver ... 52
11.14 Indenture Trustee Not Bound to Act on Issuer's Request ... 52
11.15 Conditions Precedent to Indenture Trustee's Obligations to Act Hereunder ... 52
11.16 Authority to Carry on Business ... 53
11.17 Acceptance of Trust ... 53
11.18 Indenture Trustee Protected in Acting ... 53
11.19 Indenture Trustee will Disburse Only Monies Deposited ... 53
11.20 Indenture Trustee's Cheque to Satisfy Liability ... 53
11.21 Indenture Trustee's Custody of Financial Statements ... 54
11.22 Failure to Deliver Certificates ... 54
11.23 Duties and Obligations of Indenture Trustee ... 54

ARTICLE 12 - SUPPLEMENTAL INDENTURES ... 54

12.01 Supplemental Note Indentures ... 54

ARTICLE 13 - TRUST INDENTURE LEGISLATION ... 55

13.01 Trust Indenture Legislation ... 55

ARTICLE 14 - EXECUTION AND FORMAL DATE ... 55

14.01 Formal Date ... 55
14.02 Successors and Assigns ... 56
14.03 Further Assurances ... 56
14.04 Execution ... 56
14.05 Esprit Not Liable ... 56
14.06 Amendment ... 56
14.07 Facsimile Execution ... 57

SCHEDULE "A" – FORM OF NOTE AND INDENTURE TRUSTEE'S CERTIFICATE
SCHEDULE "B" – FORM OF REDEMPTION NOTICE

NON-RESIDENT NOTE INDENTURE

THIS NON-RESIDENT NOTE INDENTURE, made effective as of the 1st day of October, 2004 by and between ESPRIT ENERGY TRUST, an unincorporated trust established pursuant to the laws of the Province of Alberta (the "**Issuer**"), and COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company established pursuant to the laws of Canada (the "**Indenture Trustee**"),

WHEREAS:

A. the Issuer, under the laws relating thereto, is duly authorized to create and issue the Notes as herein provided;

B. all necessary proceedings have been taken and conditions complied with to make the creation and issuance of the Notes proposed to be issued hereunder and this Note Indenture legal, valid and binding on the Issuer in accordance with the laws relating to the Issuer; and

C. the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Indenture Trustee;

NOW THEREFORE this Note Indenture witnesseth and it is hereby covenanted, agreed and declared as set forth below.

ARTICLE 1 - INTERPRETATION

1.01 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9 and the regulations promulgated thereunder, as amended from time to time;

(b) "**Additional Notes**" means any series of unsecured and subordinated notes of the Issuer which may be issued hereunder, in an unlimited amount and bearing interest at a rate determined by the Issuer (and set out in the supplemental indenture, Certified Resolution or Certificate of the Corporation creating and issuing such additional notes) and maturing on the Maturity Date (unless otherwise indicated in the supplemental indenture, Certified Resolution or Certificate of the Corporation creating and issuing such additional notes) and entitled to the benefits hereof;

(c) "**Affiliate**" has the meaning attributed to it in the ABCA;

(d) "**Arrangement**" means the arrangement under Section 192 of the *Canada Business Corporations Act* as set forth in the Plan of Arrangement;

(e) "**Authorized Investments**" has the meaning attributed to it in subsection 11.09(a);

(f) "**Borrowed Money**" means, in respect of any Person, all the Person's indebtedness, obligations and liabilities in respect of (i) borrowed money; (ii) bonds, debentures, notes or other similar instruments; (iii) the purchase price of any property or services which is not due within ninety (90) days of delivery or installation of such property or delivery of an invoice or account in respect of such services; (iv) reimbursement obligations with respect to letters of credit, bankers' acceptances or similar facilities issued for its account; (v) Swaps; and (vi) guarantees, indemnities and other similar assurances in respect of Borrowed Money (as hereinbefore defined);

(g) "**Business Day**" means any day, other than a Saturday, Sunday, statutory holiday or day when the principal office of the Indenture Trustee in the City of Calgary is not generally open to the public for the transaction of business;

(h) "**Capital Lease Obligation**" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles;

(i) "**Certificate of the Issuer**", "**Order of the Issuer**", "**Request of the Issuer**", "**Written Direction of the Issuer**" and "**Consent of the Issuer**" mean, respectively, a written certificate, order, request, direction and consent signed in the name of the Issuer by any trustee or officer of the Issuer, and may consist of one or more instruments so executed;

(j) "**Certified Resolution**" means a copy of a resolution of the Issuer certified by the Secretary or an Assistant Secretary or any other officer designated by the Chief Executive Officer, President or Chairperson of the Board for such purpose to have been duly passed by the Trustees and to be in full force and effect on the day of such certification unless otherwise noted therein;

(k) "**Corporation**" means Esprit Acquisition Corp., a corporation established pursuant to the laws of Canada with an office in the City of Calgary, in the Province of Alberta, and the corporation resulting from the amalgamation of Esprit Acquisition Corp. and Esprit pursuant to the Plan of Arrangement to be known as "Esprit Exploration Ltd.";

(l) "**Counsel**" means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Issuer and/or the Issuer, retained, employed, engaged or appointed by the Indenture Trustee or retained, employed, engaged or appointed by the Issuer and acceptable to the Indenture Trustee where the context so indicates;

(m) **"Default"** means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

(n) **"Distributions"** means distributions by a Person (in cash, property or obligations) or other payments or distributions, on account of, or the setting apart of money for a sinking or other analogous fund for, or the purchase, redemption, retirement or other acquisition of, any portion of any ownership interest in such Person or of any warrants, options or other rights to acquire any such interest;

(o) **"Environmental Laws"** means all federal, provincial, state, municipal, county, local and other laws, statutes, codes, ordinances, by-laws, rules, regulations, policies, guidelines, certificates, approvals, permits, consents, directions, standards, judgments, orders and other authorizations, as well as common law, civil and other jurisprudence or authority, in each case domestic or foreign, having the force of law at any time relating in whole or in part to any Environmental Matters and any permit, order, direction, certificate, approval, consent, registration, licence or other authorization of any kind held or required to be held in connection with any Environmental Matters;

(p) **"Environmental Matters"** means:

(i) condition or substance, heat, energy, sound, vibration, radiation or odour that may affect any component of the earth and its surrounding atmosphere or affect human health or any plant, animal or other living organism; and

(ii) any waste, toxic substance, contaminant or dangerous good or the deposit, release or discharge of any thereof into any component of the earth and its surrounding atmosphere;

(q) **"Esprit"** means Esprit Exploration Ltd., a corporation amalgamated pursuant to the *Canada Business Corporations Act* with an office in the City of Calgary, in the Province of Alberta;

(r) **"Event of Default"** means any of the events of default referred to in Section 6.01;

(s) **"Extraordinary Resolution"** has the meaning attributed to it in Sections 9.12 and 9.15;

(t) **"Holders"** means the Person(s) from time to time being entered in the Registers hereinafter referred to as Holders of Notes;

(u) **"Indenture Trustee"** means Computershare Trust Company of Canada, a trust company established under the laws of Canada and authorized to do business in the Province of Alberta with an office in the City of Calgary, in the Province of Alberta, or its successor or successors and permitted assigns for the time being as trustee of the trusts created hereunder;

(v) "**Interest Payment Date**" in respect of an Interest Period means the date that is no later than the last Business Day of each Interest Period, provided that the Maturity Date shall be the Interest Payment Date for any Interest Periods preceding the Maturity Date in respect of which an Interest Payment Date has not occurred, and provided further that in the event any Note shall be partially or totally redeemed at any time prior to the Maturity Date, then for such Notes, the Redemption Date shall be an Interest Payment Date for any Interest Periods in respect of which an Interest Payment Date has not occurred;

(w) "**Interest Period**" means the period beginning on (and including) the Issue Date and ending on (and including) October 31, 2004 in the case of Notes with an Issue Date prior to such time, and the end of the month next succeeding the Issue Date in the case of any Notes with an Issue Date after such time, and each successive period beginning on (and including) the first day of each month and ending on (and including) the last day of such month; provided that the final Interest Period shall end on (but exclude) the Maturity Date (unless the principal amount owing on any such Note shall not have been repaid) and in the event any Note shall be partially or totally redeemed at any time prior to the Maturity Date then the period beginning on (and including) the first day of the month in which such partial or total redemption occurs to but excluding the date such partial or total redemption occurs shall be an Interest Period;

(x) "**Interest Rate**" means the interest rate equal to the prevailing rate of interest paid by the principal banker of the Trust per annum or, in respect of any Additional Notes, such amount is determined by the Issuer and set out in the supplemental indenture, Certified Resolution or Certificate of the Corporation creating such Additional Notes, in each case calculated as hereinafter provided;

(y) "**Issue Date**" means in respect of any Note, the date of issuance thereof;

(z) "**Issuer**" means Esprit Energy Trust and includes any successor entity to or of the Issuer which shall have complied with the provisions of Article 8;

(aa) "**Issuer's Auditors**" or "**Auditors of the Issuer**" means KPMG LLP, or an independent nationally recognized firm of chartered accountants duly appointed as auditors of the Issuer;

(bb) "**Liabilities**" has the meaning attributed to it in subsection 11.03(e);

(cc) "**Maturity Date**" means October 1, 2014, or, in respect of any Additional Notes, such other dates as determined by the Issuer and set out in the supplemental indenture creating such Additional Notes, in each case subject to extension or redemption as provided in Article 3;

(dd) "**Non-Resident Note Indenture**", "**Note Indenture**", "**Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Non-Resident Note Indenture and not to any particular Article, Section,

subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(ee) "**Noteholders' Request**" means an instrument signed in one or more counterparts by the Holder(s) of a majority of the principal amount of the Notes outstanding requesting the Indenture Trustee to take some action or proceeding specified therein; provided that if the Issuer holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes, a Noteholders' Request must be executed by the Issuer to be of force or effect hereunder;

(ff) "**Notes**" means the unsecured, subordinated non-resident promissory notes in an unlimited principal including any Additional Notes, issued or to be issued hereunder and outstanding and entitled to the benefits hereof;

(gg) "**Person**" means an individual, firm, trust, trustee, syndicate, corporation, partnership, association, government or governmental agency;

(hh) "**Plan of Arrangement**" means the Plan of Arrangement set forth as Exhibit One to the Arrangement Agreement made the 16th day of August, 2004 among Esprit, ProspEx Resources Ltd., the Issuer, Esprit ExchangeCo Ltd. and the Issuer, as amended or amended and restated from time to time;

(ii) "**Redemption Amount**" has the meaning attributed to it in Section 3.02;

(jj) "**Redemption Date**" means, with respect to any Note to be redeemed hereunder, the date specified for the redemption of such Note in the Redemption Notice;

(kk) "**Redemption Notice**" has the meaning attributed to it in Section 3.04;

(ll) "**Register(s)**" has the meaning attributed to it in subsection 2.06(a);

(mm) "**Representatives**" has the meaning attributed to it in subsection 11.03(e);

(nn) "**Senior Indebtedness**" means all indebtedness, obligations and liabilities of the Issuer in respect of Borrowed Money (including principal, interest, interest on amounts in default, penalties, fees, indemnifications, reimbursements, damages and the deferred purchase price of property), other than:

(i) indebtedness evidenced by the Notes;

(ii) for avoidance of doubt, indebtedness to trade creditors; and

(iii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Notes;

(oo) "**Subsidiary**" means, with respect to any Person: (a) a corporation controlled by such Person or by one or more subsidiaries of such Person or by such Person and

one or more subsidiaries of such Person or (b) any other Person (other than a corporation) controlled by such Person or one or more subsidiaries of such Person or such Person and one or more subsidiaries such Person;

(pp) "**successor entity**" has the meaning attributed to it in Section 8.01;

(qq) "**Successor Trustee**" has the meaning attributed to it in subsection 11.02(b);

(rr) "**Swaps**" means and includes all swap, hedging, derivatives transaction and other arrangements (including commodity purchase and sale agreements, whether settled by physical or financial delivery) made by the Issuer (including any assumed by the Issuer by contract, operation of law or otherwise), from time to time, in respect of commodity prices, interest rates or rates of exchange of currencies the purpose of which is to mitigate or eliminate exposure or fluctuations in prices of commodities, interest rates, rates of exchange of one currency for another and includes guarantees, either direct or indirect, by the Issuer of any swap, hedging and other arrangements made by Persons wholly-owned, directly or indirectly, by the Issuer;

(ss) "**Time of Expiry**" means 4:30 p.m. (Calgary time) on the Maturity Date;

(tt) "**Transfer**" means a form of transfer in the form and substance of the form of transfer attached to the Notes; and

(uu) "**Trustee**" means a member of the board of trustees of the Issuer for the time being and "**Trustees**", "**Board of Trustees**" or "**Board**" means the board of trustees of the Issuer or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Trustees of the Issuer for the time being, and reference to "**action by the Trustees**" means action by the trustees of the Issuer as a board or, whenever duly empowered, action by the said executive committee as such committee.

1.02 Meaning of "Outstanding"

(a) Every Note certified and delivered by the Indenture Trustee hereunder shall be deemed to be outstanding until:

(i) it has been cancelled; or

(ii) it has been delivered to the Indenture Trustee for cancellation; or

(iii) monies for the payment thereof have been set aside by the Issuer and received by the Indenture Trustee for that purpose in accordance with the provisions of Section 7.01 of this Note Indenture.

(b) Notes which have been partially redeemed or purchased by the Issuer shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof.

(c) When a new Note has been issued in substitution for a Note pursuant to Section 2.08, only one of such Notes shall be counted for all purposes, including for the purpose of determining the aggregate principal amount of Notes outstanding.

(d) For the purposes of any provision of this Note Indenture entitling Holders to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Issuer or any of its Subsidiaries shall be disregarded except:

(i) for the purpose of determining whether the Indenture Trustee shall be protected in acting and relying on any such vote, consent, requisition, instrument or other action only the Notes which the Indenture Trustee, after reasonable inquiry, knows are so owned shall be disregarded; and

(ii) Notes so owned which have been pledged in good faith other than to the Issuer or one of its Subsidiaries shall not be so disregarded if the pledgee shall establish to the satisfaction of the Indenture Trustee the pledgee's right to vote such Notes in its discretion free from the control of the Issuer or any of its Subsidiaries.

1.03 <u>Headings</u>

The division of this Note Indenture into Articles, Sections, subsections, paragraphs and subparagraphs, the provision of a Table of Contents, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Note Indenture. The terms "hereof", "herein", "hereunder" and similar expressions refer to this Note Indenture and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Note Indenture.

1.04 <u>Interpretation</u>

Words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders. Where the word "including" or "includes" is used in this Note Indenture it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, exhibit, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under the documents.

A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.

1.05 Accounting Principles

Wherever in this Note Indenture reference is made to generally accepted accounting principles, such reference shall be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Note Indenture or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.06 Currency

Except as otherwise provided herein, all payments contemplated herein and in the Notes shall be paid in Canadian funds, by wire transfer, bankers' draft or cheque and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.07 Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.08 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.09 Per Annum Calculations

Unless otherwise stated, whenever in this Note Indenture reference is made to a rate "per annum" or a similar expression is used, such rate shall be calculated on the basis of a calendar year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be.

1.10 Interest Calculation

Interest payable on any Interest Payment Date shall be deemed to have accrued from day to day for the number of days comprising the Interest Period to which such Interest Payment Date relates.

1.11 Language

Les parties aux présentes ont exigés que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en la langue anglaise.

The parties hereto have required that this Note Indenture and all documents and notices resulting herefrom be drawn up in the English language.

ARTICLE 2 - THE NOTES

2.01 Issue of Notes

(a) The aggregate principal amount of Notes authorized to be created and issued under this Note Indenture shall be unlimited. Notes in an unlimited principal amount may be executed by the Issuer and, forthwith after such execution, shall be delivered to the Indenture Trustee and shall be certified by the Indenture Trustee upon the order of the Issuer and delivered to or to the order of the Holder pursuant to a written direction of the Issuer. In certifying such Notes, the Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(i) a Written Direction of the Corporation requesting certification and delivery of such Notes and setting forth delivery instructions;

(ii) an opinion of Counsel that all requirements imposed by this Note Indenture or by law in connection with the proposed issue of such Notes have been complied with, subject to the delivery of certain documents or instruments specified in this opinion; and

(iii) a Certificate of the Corporation certifying that the Corporation is not in default under this Note Indenture, that the conditions for certification and delivery of the Notes have been complied with subject to the delivery of any documents or instruments specified in such certificate and that no Event of Default exists or will exist upon such certification and delivery.

(b) The Issuer may from time to time create and issue one or more series of Additional Notes, in an unlimited amount, by executing a supplemental indenture or delivering a Certified Resolution or Certificate of the Corporation to the Trustee prior to the issuance of the Additional Notes. The supplemental indenture, Certified Resolution or Certificate of the Corporation will set out the terms and conditions of the Additional Notes, not inconsistent with the provisions of this Note Indenture, including, without limitation, designating the series of Additional Notes (which shall distinguish the Additional Notes from the Notes of all other series), stating the rate at which the Additional Notes of the series shall bear interest, if any, stating the maturity date for the Additional Notes, and stating that the Additional Notes of the series shall be governed by the terms and conditions of this Note Indenture.

(c) In the event that the Issuer issues any series of Additional Notes, they shall be executed by the Issuer and, forthwith after such execution, shall be delivered to the Indenture Trustee and shall be certified by the Indenture Trustee and delivered to or to the order of the Issuer pursuant to a Written Direction of the Issuer. In

certifying such Additional Notes, the Indenture Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(i) an executed supplemental indenture, Certified Resolution or Certificate of the Corporation by or pursuant to which the terms of such Additional Notes are established;

(ii) a Written Direction of the Issuer requesting certification and delivery of such Additional Notes and setting forth delivery instructions;

(iii) an opinion of Counsel that all requirements imposed by this Note Indenture or by law in connection with the proposed issue of Additional Notes have been complied with, subject to the delivery of certain documents or instruments specified in this opinion; and

(iv) a Certificate of the Issuer certifying that the Issuer is not in default under this Note Indenture, that the conditions for certification and delivery of the Additional Notes have been complied with subject to the delivery of any documents or instruments specified in such certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.02 Terms of Notes

(a) The Notes shall be dated as of their respective Issue Dates, shall mature on their respective Maturity Dates and, if interest bearing, shall bear interest from and including their respective Issue Dates at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, payable monthly on each Interest Payment Date for the Interest Period relating to such Interest Payment Date.

(b) Subject to Article 4, as interest becomes due on the Notes, the Issuer shall cause such interest (less any tax required by law to be withheld therefrom) to be paid on or before the Interest Payment Date to the Holder either by cheque or bank draft sent by prepaid ordinary mail payable to or to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, or as the Holder otherwise directs. In the case of joint Holders, the cheque or bank draft shall be payable or issued to or to the order of all such joint Holders and addressed to them at the last address or account appearing on the Register, as the case may be, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or bank draft shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt or destruction of any cheque, bank draft or funds for interest by the Holder, the Issuer will cause to be issued to the Holder a replacement cheque or bank draft for like amount upon being furnished with such evidence of non-receipt or

destruction as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

(c) If the Indenture Trustee is responsible for payment in respect of interest on any Notes (except at maturity or on redemption, in which case interest shall be paid on presentation and surrender of such Notes for payment), the Issuer shall (i) if the payment of such interest is to be effected by cheque sent by prepaid ordinary mail, cause sufficient monies (to be delivered by the Issuer to the Indenture Trustee by certified cheque or by wire transfer) to be received by the Indenture Trustee payable upon receipt, at least three (3) Business Days prior to each Interest Payment Date, in respect of such Notes and cause such cheque to be sent by prepaid ordinary mail, and (ii) if such payment is not effected by cheque, cause sufficient monies (to be delivered by the Issuer to the Indenture Trustee by certified cheque or by wire transfer) to be received by Trustee, payable upon receipt, at least one Business Day prior to each Interest Payment Date in respect of such Notes and cause such interest to be paid by other transfer of funds by such means as may be considered appropriate by the Indenture Trustee for such interest (less any tax required by law to be withheld therefrom), in each case payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs; provided that upon receipt by the Indenture Trustee of funds (to be delivered by the Issuer to the Indenture Trustee by certified cheque or otherwise by wire transfer) at least one Business Day before the Interest Payment Date, the Issuer may, with the consent of the Holder, instruct the Indenture Trustee to effect such payment by wire transfer to the Holder on the Interest Payment Date.

(d) Notwithstanding anything contained herein, the Issuer may, in lieu of sending or causing to be sent any such cheque, enter into an agreement with a Holder or with the person for whom such Holder is acting as nominee providing for the payment to such Holder of the principal of and/or interest on such Holder's Notes by electronic funds transfer or by any other method at a place or places other than the place or places specified herein and in such Notes as the place or places for such payment and shall provide a certified copy of, or relevant extract from, any such agreement to the Indenture Trustee. Any payment of the principal of and interest on any such Note at such other place or places pursuant to such agreement shall, notwithstanding any other provision of this Note Indenture, be valid and binding on the Issuer, the Indenture Trustee and the relevant Holders of Notes.

(e) Notwithstanding anything contained herein, the Issuer may enter into an agreement with the Holder of a Note or with the Person for whom such Holder is acting as nominee providing for the payment to such Holder of the principal of and interest on such Note at a place or places other than the place or places specified herein and in such Note as the place or places for such payment. Any payment of the principal of and interest on any such Note at such other place or places pursuant to such agreement shall, notwithstanding any other provision of this Note Indenture, be valid and binding on the Issuer, the Indenture Trustee and such Holder.

2.03 Form and Signatures of Notes

(a) The Notes shall be issued only as fully registered Notes in a minimum denomination of ten ($10) dollars and for amounts above such minimum, only in integral multiples of ten ($10) dollars. The Notes (including the certificate of the Indenture Trustee endorsed thereon) shall be substantially in the form set forth in Schedule "A" hereto. In the event of there being any discrepancy between the terms as stated in the Notes and this Note Indenture, the terms of this Note Indenture or any supplemental indenture, Certified Resolution or Certificate of the Corporation shall prevail. The Notes shall bear such distinguishing letters and numbers as the Indenture Trustee may approve and may include a translation into the French language. The Notes may be engraved, lithographed or printed, partly in one form and partly in another, as the Issuer with the approval of the Indenture Trustee may determine.

(b) The Notes shall be signed (either manually or by facsimile signature) by any one of the following: the Chief Executive Officer, President, any Vice-President, the Corporate Secretary, or the Assistant Secretary of the Issuer. A facsimile signature upon any of the Notes shall for all purposes of this Note Indenture be deemed to be the signature of the Person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Indenture Trustee shall not be by facsimile signature. Notwithstanding that any Person whose signature, either manual or in facsimile, may appear on a Note is no longer, at the date of this Note Indenture or at the date of a Note or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Issuer and the Holder thereof shall be entitled to the benefits of this Note Indenture.

2.04 Certification

(a) No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Indenture Trustee substantially in the form set out in Schedule "A" hereto (or in some other form approved by the Indenture Trustee). Such certification on any Note shall be conclusive evidence as against the Issuer that such Note is duly issued, is a valid, binding and legal obligation of the Issuer and the Holder is entitled to the benefits hereof.

(b) The certification of the Indenture Trustee on the Notes shall not be construed as a representation or warranty by the Indenture Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes or as to the performance by the Issuer of its obligations under this Note Indenture and the Indenture Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof (other than the disbursement of amounts received from the Issuer in respect of payment of interest or principal of any Redemption Amount pursuant to the terms hereof). The certification of the

Indenture Trustee on the Notes shall, however, be a representation and warranty by the Indenture Trustee that the Notes have been duly certified by or on behalf of the Indenture Trustee pursuant to the provisions of this Note Indenture.

2.05 Notes to Rank Pari Passu

The Notes may be issued in such amounts, to such Persons and on such terms not inconsistent with the provisions of this Note Indenture as the Issuer by Written Direction of the Issuer directs, at par. Each Note as soon as issued or negotiated, subject to the terms hereof, will be a general unsecured obligation of the Issuer. Each Note shall rank *pari passu* to all existing and future indebtedness of the Issuer other than (i) existing and future Senior Indebtedness, and (ii) indebtedness which by its terms ranks junior to the Notes. Each Note shall entitle the Holder to the benefits hereof, equally and proportionately, without discrimination, preference or priority whatsoever, as if all of the Notes had been issued and negotiated simultaneously.

2.06 Registration of Notes

(a) The Issuer shall, at all times while any Notes are outstanding, cause to be kept by the Indenture Trustee or other registrar at the principal office of the Indenture Trustee in the City of Calgary and in such other place or places and by the Indenture Trustee or such other registrars, if any, as the Issuer with the approval of the Indenture Trustee may designate, registers ("**Register(s)**") in which shall be entered the names and addresses of each of the Holders and particulars of the Notes held by them respectively, and of all transfers of Notes. No transfer of a Note or any right to receive principal or interest hereunder shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Indenture Trustee, upon compliance with such requirements as the Indenture Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate Registers or noted on such Note by the Indenture Trustee or other registrar.

(b) The Registers or other applicable registrar, shall, at all reasonable times during the regular business hours of the Indenture Trustee, be open for inspection by the Issuer, or the Indenture Trustee or any Holder upon prior written notice. Every registrar (including the Indenture Trustee) shall from time to time when requested so to do in writing by the Issuer or the Indenture Trustee furnish the Issuer or Trustee with a list of the names and addresses of Holders entered on the Register or Registers kept by such registrar and showing the principal amount and certificate numbers of the Notes held by each such Holder.

(c) Subject to Section 2.10, the Holder may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of this Section 2.06, in accordance with such reasonable regulations as the Indenture Trustee and/or other registrar may prescribe and subject to payment of the costs referred to in subsection 2.09(b) hereof.

(d) Neither the Issuer nor the Indenture Trustee shall be required to transfer or exchange any Notes on any Interest Payment Date or during a period of five (5) Business Days immediately preceding any Interest Payment Date or immediately preceding any selection by the Indenture Trustee of Notes to be redeemed.

(e) None of the Indenture Trustee, any other registrar or the Issuer shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note and the Indenture Trustee, any other registrar or the Issuer may transfer any Note on the written direction of the Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(f) Except in the case of the Register required to be kept at the Indenture Trustee's principal office in the City of Calgary, the Issuer, with the approval of the Indenture Trustee, may at any time close any Register upon which the registration of any Note appears and transfer the records thereof to another existing Register or to a new Register and thereafter such Notes shall be deemed to be registered on such existing or new Register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes prior to such transfer.

2.07 <u>Persons Entitled to Payment</u>

(a) The Holder, for the time being, of any Note shall be entitled to the principal monies and due and unpaid interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Issuer and the original or any intermediate Holder thereof and all Persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with the Indenture Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate Registers as the absolute owner of such Note free from all equities or rights of set-off or counterclaim between the Issuer and his transferor or any previous Holder thereof, save with respect to equities of which the Issuer is required to take notice by statute or by order of a court of competent jurisdiction.

(b) Delivery to the Indenture Trustee by a Holder, or the receipt of such Holder for, the principal monies and due and unpaid interest evidenced by such Note, respectively, shall be a good discharge to the Issuer, which shall not be bound to enquire into the title of such Holder, save as required by a court of competent jurisdiction or as required by statute. Other than with respect to the Issuer, none of the Issuer, the Indenture Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(c) In the case of the death of one or more joint Holders, the principal monies of, and due and unpaid interest, if any, on, any Notes may be paid to the survivor or survivors of such Holders whose receipt thereof, accompanied by the delivery of

such Note and any other documentation the Indenture Trustee may require, shall constitute a valid discharge to the Indenture Trustee, any registrar, the Issuer and any paying agent.

2.08 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall be mutilated, lost, stolen or destroyed, the Issuer, in its discretion, may issue, and thereupon the Indenture Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Indenture Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Issuer and the Indenture Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable charges and expenses incidental to the issuance of any substituted Note. Any Note issued under the provisions of this Section 2.08 in lieu of any Note alleged to be lost, destroyed or stolen shall be equally and proportionately entitled to the benefits of this Note Indenture with all other Notes issued under this Note Indenture. All mutilated or defaced Notes surrendered to the Indenture Trustee under this Section 2.08 shall be cancelled by the Indenture Trustee.

2.09 Exchanges of Notes

(a) Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Indenture Trustee or at the offices of any registrar where Registers are maintained for the Notes pursuant to the provisions of Section 2.06. Any Notes tendered for exchange shall be surrendered to the Indenture Trustee or appropriate registrar and shall be cancelled.

(b) Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes or upon any transfer of Notes, the Indenture Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(c) Notwithstanding the foregoing provisions of this Section 2.09, no charge shall be made to a Holder thereunder for any exchange or transfer of any Note applied for within a period of thirty (30) days from the date hereof.

2.10 Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to the terms of this Note Indenture, and any applicable laws and

any required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes.

2.11 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether on the Maturity Date or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.12 Indenture Trustee Not Bound to Make Enquiries

The Indenture Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to rely and act upon the said resolutions, opinions, certificates and other documents. The Indenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

ARTICLE 3 - EXTENSION AND REDEMPTION

3.01 Extension

Prior to the Maturity Date, the Board of Trustees shall review the status of the Issuer's and its Subsidiaries' assets and the economic conditions relating to the business and the industry within which they operate. If this review, in the opinion of the Board of Trustees, indicates that it is likely that the indebtedness of the Issuer evidenced by the Notes could be refinanced on the same terms and conditions upon maturity of the Notes, then, provided such extension is approved by the Holders by Extraordinary Resolution no later than ninety (90) days before the Maturity Date, the Maturity Date shall be extended for an additional period of up to ten (10) years. If no such Extraordinary Resolution is passed on or before ninety (90) days previous to the Maturity Date then the Maturity Date shall not be so extended.

3.02 Redemption of Notes; Notice to Indenture Trustee

From time to time and in any event no less frequently than annually, the Board of Trustees shall review the status of the Issuer and its Subsidiary's assets and the economic conditions relating to the business of the Issuer and its Subsidiaries and the industry within which they operate. If from this review, the opinion of the Board of Trustees, indicates at the time of such analysis that it is unlikely that the indebtedness of the Issuer evidenced by the Notes could be refinanced on the same terms and conditions, then the Issuer may, provided same is approved by the Holders by Extraordinary Resolution and is not restricted by the subordination provisions set out in Article 4 hereof or by the terms of any Senior Indebtedness, commence redemption of all or any portion of the Notes for an amount equal to the Redemption Amount such that, in the opinion of the Board of Trustees, the Notes will be fully repaid on or before the Maturity Date. In such an event, the Issuer's available cash shall be utilized to the extent

required to fund such redemptions in lieu of or in addition to distributions on the trust units of the Issuer. In addition, if the Issuer has available cash, but is prohibited from declaring or paying a distribution or making a return of capital under applicable laws and its deed of trust, the Board of Trustees may redeem the Notes to the extent of that available cash. Except as set out above, the Notes shall not be redeemable at the option of the Issuer or by the Holders of the Notes prior to the Maturity Date. In the event that the Issuer is to commence redemption of all or any portion of the Notes pursuant to this Section 3.02 and there is more than one Holder thereof, the Notes shall be redeemed as near as may be *pro rata* as between the Holders, based upon the aggregate principal amount of Notes held by them (rounded, if necessary to the nearest ten ($10) dollars).

3.03 Places of Payment

The Redemption Amount will be payable upon presentation and surrender of the Notes called for redemption at any of the places where a register is maintained and at any other places specified in the notice of redemption.

3.04 Notice of Redemption

Notice of redemption of Notes shall be given to Holders of the Notes called for redemption at least ten (10) days prior to the Redemption Date (the "**Redemption Notice**") substantially in the form set forth in Schedule "B" hereof and in the manner provided in Section 10.01 hereof. Such Redemption Notice shall specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the Redemption Amount, the places of payment, and, if less than all outstanding Notes are to be redeemed, the identification (and in the case of partial redemption, the respective principal amounts) of the Notes to be redeemed and shall state that, subject to Section 3.05, interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date.

3.05 Notes Due on Redemption Date

Upon a Redemption Notice being given in accordance with Section 3.04, the Redemption Amount with respect to the Notes so to be redeemed shall be and become due and payable on the Redemption Date specified in such notice and with the same effect as if it were the Maturity Date of such Notes, the provisions hereof or of any such Notes notwithstanding, and, from and after such Redemption Date, interest shall cease, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Notes at any of the places specified in Section 3.03 on or after the Redemption Date and prior to the setting aside of the Redemption Amount pursuant to Article 7.

3.06 Deposit of Redemption Monies

Upon Notes being called for redemption as provided for in Section 3.04 hereof, the Issuer shall deposit with the Indenture Trustee or any paying agent to the order of the Indenture Trustee or for the account of the Indenture Trustee, on or prior to the Redemption Date specified in the Redemption Notice, such sums as are sufficient to pay the Redemption Amount of the Notes which are to be redeemed on such Redemption Date (less any tax required to be deducted, if any). The Indenture Trustee shall pay or cause to be paid to the Holders, upon surrender of the Notes, the Redemption Amount thereof from the sums so deposited.

3.07 Failure to Surrender Notes Called for Redemption

If the Holder called for redemption in accordance with Section 3.04 should, within thirty (30) days from the Redemption Date, fail to surrender any of such Notes or fail within such time to (a) accept payment of the Redemption Amount payable in respect thereof or (b) give such receipt thereof, if any, as the Indenture Trustee may require, such Redemption Amount shall be set aside in trust for such Holder, in accordance with Article 7, and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and, to that extent, such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right, as of the Redemption Date, except to receive payment out of the monies so paid without interest thereon, upon the surrender of its Notes.

3.08 Less than all Notes Redeemed

If less than all of the Notes outstanding are to be redeemed, each Holder shall have a proportion of the Notes held by such Holder redeemed equal to the proportion which the aggregate principal amount of the Notes to be redeemed is to the aggregate principal amount of all Notes outstanding at such time, rounded, if necessary, to the nearest whole multiple of ten ($10) dollars of principal amount of Notes held by such Holder.

3.09 No Other Prepayment, Repurchase or Redemption

The Notes will not be purchased by the Issuer, repaid or redeemed prior to the Maturity Date except:

(a) as provided in this Article 3;

(b) upon the occurrence of an Event of Default; or

(c) as considered advisable by the Board of Trustees of the Issuer with consent of the Holders by Extraordinary Resolution and provided that such repurchase, repayment or redemption is not restricted by the subordination provisions contained in Article 4 hereof or the terms of any Senior Indebtedness.

In addition, a Note may be cancelled at the written direction of the Holder of such Note to the Trustee requesting cancellation.

3.10 Cancellation of Purchased Notes

All Notes redeemed or purchased in whole or in part pursuant to this Article 3 shall be forthwith delivered to and cancelled by the Indenture Trustee and may not be reissued or resold and no Notes shall be issued in substitution therefor.

ARTICLE 4 - SUBORDINATION OF THE NOTES

4.01 Agreement to Subordinate

The Issuer covenants and agrees, and each Holder, by its acceptance of the Notes, likewise agrees, that the payment of the principal of, premium, if any, and any interest on the Notes is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all existing and future Senior Indebtedness.

4.02 Distribution on Insolvency or Winding-up

In the event of: (i) any insolvency or bankruptcy case or proceeding (including proceedings under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada), or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith relative to either the Issuer or to its creditors, as such, or to any of its assets, (ii) any liquidation, dissolution or other winding up of the Issuer, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (iii) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Issuer (any of the foregoing events in clauses (i), (ii), or (iii), a "**Proceeding**"), then, and in any such event:

(a) the holders of all Senior Indebtedness remaining unpaid shall be entitled to receive payment thereof in full (including interest accruing after the commencement of any such Proceeding at the rate specified in the instrument or agreement evidencing the Senior Indebtedness, whether or not such interest is an allowable claim in any such Proceeding) before the Holders are entitled to receive any payment upon the principal of, premium, if any, and interest on indebtedness evidenced by the Notes from the Issuer;

(b) any payment by, or distribution of assets of, the Issuer of any kind or character, whether in cash, property or securities, to which the Holders or the Indenture Trustee would be entitled except for the provisions of this Article 4 shall be paid by the Person making such payment or distribution, whether the liquidator, agent or other agent or a trustee in bankruptcy or a receiver or otherwise, directly to the holders of all Senior Indebtedness or their representative(s), or to the Indenture Trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay in full all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof;

(c) in the event that, notwithstanding the foregoing, any payment by, or distribution of assets of, the Issuer of any kind or character, whether in cash, property or securities, shall be received by the Indenture Trustee or the Holders before all Senior Indebtedness is paid in full, such payment or distribution shall be held in trust for the benefit of, and shall be paid over to, the holders of such Senior Indebtedness or their representative(s) or to the Indenture Trustee under any

indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness in respect thereof; and

(d) any payments or distributions paid over to the holders of Senior Indebtedness pursuant to subsection 4.02(c) and not applied in reduction of the amounts owing to the Holders hereunder shall be deemed not to have discharged any of the obligations of the Issuer hereunder (and, to the extent that by operation of applicable law they are treated as doing so, the Issuer covenants to indemnify the Holders on demand from and against any loss suffered or incurred by them in consequence thereof).

Upon any payment or distribution of assets of the Issuer referred to in this Article 4, the Indenture Trustee and the Holders shall be entitled to call for and to act and rely upon a certificate, addressed to the Indenture Trustee or to the Holders, of the Person making any such payment or distribution for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Issuer, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 4.

4.03 <u>Subrogation of Notes</u>

Subject to the payment in full of all Senior Indebtedness, the rights of the Holders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Issuer made in respect of and on account of Senior Indebtedness, to the extent of the application thereto of monies or other assets which would have been received by the Holders but for the provisions of this Article 4, until the principal amount of, premium, if any, and interest on the Notes shall be paid in full. No payment or distribution of assets of the Issuer to the Holders which would otherwise be payable or distributable to the holders of Senior Indebtedness pursuant to this Article 4 shall, as between the Issuer, its creditors (other than the holders of Senior Indebtedness) and the Holders, be deemed to be a payment by the Issuer to or on account of the Holders, it being understood that the provisions of this Article 4 are, and are intended, solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of the Senior Indebtedness, on the other hand. Nothing contained in this Article 4 or elsewhere in this Note Indenture or in the Notes is intended to or shall impair, as between the Issuer and its creditors (other than the holders of Senior Indebtedness and the Holders), the obligation of the Issuer, which is unconditional and absolute, to pay to the Holders the principal amount of, premium, if any, and interest on the Notes, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Holders and creditors of the Issuer other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Indenture Trustee or the Holder of any Note from exercising all remedies otherwise permitted by applicable law upon default under this Note Indenture, subject to the rights, if any, under this Article 4, of the holders of Senior Indebtedness upon the exercise of any such remedy.

4.04 <u>No Payment to Holders if Senior Indebtedness Due or in Default</u>

(a) Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then, except as hereinafter otherwise provided, all principal of, premium, if any, and interest on all such matured Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment on account of principal of, premium, if any, and interest on the Notes is made.

(b) Upon the occurrence of a default or an event of default with respect to any Senior Indebtedness, as defined therein or in the instrument creating the same, then, unless and until such default or an event of default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Notes or otherwise) shall be made by the Issuer with respect to the principal of, premium, if any, or interest on the Notes. In the event that, notwithstanding the foregoing, the Issuer shall make any payment of principal of, premium, if any, or interest on the Notes after the happening of such a default or an event of default, then, except as hereinafter otherwise provided, unless and until such default or an event of default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and if and when such Senior Indebtedness shall have become due and payable shall be paid over to, the holders of the Senior Indebtedness or their representative(s) or to the Indenture Trustee under any indenture under which any instruments evidencing any of the Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof.

(c) The fact that any payment which is required to be made pursuant to this Note Indenture or the Notes is prohibited by this Section 4.04 shall not prevent the failure to make such payment from being an Event of Default hereunder.

(d) The Issuer shall not grant and the Indenture Trustee and the Holders shall not be entitled to receive any mortgage, charge, hypothec, assignment, pledge or other security interest against any of the property, assets or undertaking of the Issuer or any of its respective Subsidiaries or Affiliates without the prior written consent of the holders of the Senior Indebtedness.

(e) Upon any default by the Issuer under this Indenture or the occurrence of any Event of Default, neither the Indenture Trustee nor any Holder shall be entitled to take or commence any action, suit, remedy or proceedings (whether judicial or extrajudicial) against the Issuer or any of its property, assets or undertaking to collect or enforce payment of the principal and interest on the Notes or any other amounts owing under this Note Indenture or to enforce the performance of any other covenant or obligation of the Issuer under this Note Indenture or the Notes (including, without limitation, any action or proceeding for the payment of the Notes, the appointment of a liquidator or receiver of the Issuer or any of its

property, assets or undertaking or for the winding-up of the Issuer) unless and until the Senior Indebtedness has been paid in full; provided however that the foregoing shall in no way prohibit, restrict or prevent the Indenture Trustee from taking such action as may be necessary to preserve the claims of the Indenture Trustee and/or the Holders under the Notes and this Note Indenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any bankruptcy, reorganization or insolvency proceedings commenced by or against the Issuer and exercising its rights (including to vote) as an unsecured creditor in connection with or under any bankruptcy, reorganization or insolvency proceedings commenced by or against the Issuer).

4.05 Payment of Notes Permitted

(a) Nothing contained in this Note Indenture or in any of the Notes shall, subject always to Section 4.01, prevent the Issuer at any time, except under the conditions described in Section 4.04 or during the continuance of any insolvency or winding-up as referred to in subsection 4.02(a), from making payments at any time of the principal of, premium, if any, or interest on the Notes.

(b) Until written notice shall be given to the Indenture Trustee by the Issuer or on behalf of any holder of any Senior Indebtedness of the occurrence of any default or an event of default with respect to such Senior Indebtedness or of the existence of any other facts which would have the result that any payment with respect to the Notes would be in contravention of the provisions of this Article 4, the Indenture Trustee shall be entitled to assume that no such default or an event of default has occurred, or that no such facts exist; and nothing in this Note Indenture shall prevent the Indenture Trustee from applying any monies received by it pursuant to this Note Indenture prior to the receipt by it of such written notice, to the purposes for which the same were received, notwithstanding the occurrence or continuance of a default with respect to, or the existence of such facts with respect to, such Senior Indebtedness.

4.06 Subordination Not to be Impaired

No right of any present or future holder of any Senior Indebtedness of the Issuer to enforce the subordination as herein provided for in this Article shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Issuer or by any act or failure to act, in good faith, by any such holder, or by any non-compliance by the Issuer with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

4.07 Obligations Created by Article 4

Each of the Issuer and the Indenture Trustee agrees, and each Holder by its acceptance of a Note likewise agrees, that:

(a) the provisions of this Article 4 are an inducement and consideration to each holder of Senior Indebtedness to give or continue credit to the Issuer or others or to acquire Senior Indebtedness;

(b) each holder of Senior Indebtedness may accept the benefit of this Article 4 on the terms and conditions set forth in this Article 4 by giving or continuing credit to the Issuer or others or by acquiring Senior Indebtedness, in each case without notice to the Indenture Trustee and without establishing actual reliance on this Article 4;

(c) each obligation created by this Article 4 is created for the benefit of the holders of Senior Indebtedness and is hereby declared to be created in trust for those holders by the Issuer, the Indenture Trustee and each Holder of a Note and shall be binding on the Issuer, the Indenture Trustee and each Holder of a Note whether or not the confirmation described in Section 4.10 is requested, executed or delivered; and

(d) in the event of any creditor proceedings, the indebtedness represented by the Notes is not to be classified with any Senior Indebtedness for voting or distribution, which means that holders of Senior Indebtedness will vote separately from the holders of Notes in respect of any restructuring or arrangement proposal regarding the Issuer.

4.08 No Set-Off

Each of the Issuer and the Indenture Trustee agrees, and each Holder of a Note, by his acceptance thereof, likewise agrees, that it shall have no rights of set-off or counterclaim with respect to the principal of, premium, if any, and interest on the Notes at any time when any payment of, or in respect of, such amounts to the Indenture Trustee or the Holders is prohibited by this Article 4 or is otherwise required to be paid to the holders of Senior Indebtedness or their representative(s) or to the Indenture Trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear.

4.09 Amendments to Note Indenture or Notes

Each of the Issuer and the Indenture Trustee agrees, and each Holder, by its acceptance thereof, likewise agrees, not to make any changes to this Note Indenture or the Notes, including this Article and the definition of Senior Indebtedness, which materially prejudice the rights of the holders of Senior Indebtedness under this Article 4 without the consent of each holder of Senior Indebtedness, or their representative(s) or the Indenture Trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued.

4.10 Authorization of Holders to Indenture Trustee to Effect Subordination

Each Holder, by its acceptance thereof, authorizes and directs the Indenture Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination provided for in this Article 4 and appoints the Indenture Trustee his attorney-in-fact for any and

all such purposes, including the execution and delivery by the Indenture Trustee of confirmations that the holder or holders of any Senior Indebtedness are entitled to all the rights and benefits of this Article 4 and of subordination agreements in favour of the holders of any Senior Indebtedness on such terms as are reasonably required by the holders of such Senior Indebtedness (or the representative thereof or trustee thereof). Forthwith upon the request of any holder of Senior Indebtedness or its representative or the Indenture Trustee under any indenture under which any instruments evidencing any Senior Indebtedness may have been issued, the Indenture Trustee shall execute and deliver to the Person making that request a form of such confirmation or, with the advice of counsel, any such subordination agreement, on its own behalf and on behalf of all Holders.

4.11 Additional Subordination Agreements

(a) Each Holder of a Note by such Holder's acceptance thereof agrees to take such action as may be necessary or appropriate to enter into contractual subordination agreements (as amended or restated from time to time, "**Subordination Agreements**") with one or more holders of Senior Indebtedness or their representative for their benefit which may include terms in implementation of and/or in addition to the provisions of this Note Indenture including provisions to bind any transferee of a Note to the terms hereof.

(b) Without limiting or restricting the provisions of this Note Indenture, each Holder, by such Holder's acceptance of a Note, acknowledges and agrees to be bound by the provisions of any Trust Subordination Agreements including, without limitation, the Subordination Agreement to be dated on or about October 1, 2004, as amended or restated from time to time, between the Issuer, the Corporation and Canadian Imperial Bank of Commerce (on behalf of itself and as agent on behalf of certain other lenders under those certain Credit Agreements to be dated as of October 1, 2004 between the Issuer, Canadian Imperial Bank of Commerce and certain other lenders, as amended, restated, extended or replaced from time to time), notwithstanding that the terms thereof are different from, and in addition to, those contained in this Note Indenture.

ARTICLE 5 - COVENANTS OF THE ISSUER

5.01 Positive Covenants

The Issuer hereby covenants and agrees with the Indenture Trustee for the benefit of the Indenture Trustee and the Holders that so long as any Notes remain outstanding:

(a) it will, subject to: (i) the terms of any subordination agreement entered into by the Indenture Trustee pursuant to Article 4; and (ii) the terms of any Senior Indebtedness, duly and punctually pay and cause to be paid to the Holders the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein and for such purpose fund the Trustee by way of a wire transfer of funds, certified cheque or bank draft adequate to effect such payments no later than 10:00 a.m. (Calgary time) on the date due;

(b) except as otherwise contemplated herein, it will maintain its existence and carry on and conduct, and cause to be carried on and conducted, its business and that of its Subsidiaries in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its existence;

(c) it will keep and cause its Subsidiaries to keep proper books of account in accordance with generally accepted accounting principles;

(d) it will furnish the Indenture Trustee with copies of, and will provide directly to each Holder of Notes requesting same, all interim financial statements and annual audited (consolidated, if applicable) financial statements prepared by the Issuer, and the report, if any, of the Issuer's Auditors thereon at the same time such statements and reports are furnished to any stock exchange, securities commission or other regulatory authority;

(e) it will notify the Indenture Trustee in writing promptly upon becoming aware of any Default or Event of Default hereunder and specify what action it is taking or proposes to take with respect thereto;

(f) it will give to the Indenture Trustee written notice, including reasonably detailed particulars, of any action, suit or proceeding, commenced against the Issuer or any of its Subsidiaries before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could reasonably be expected to result in any material adverse change in the business, or the operations, prospects or assets or in the condition, financial or otherwise, of the Issuer and any Subsidiary;

(g) it will pay or discharge or cause to be paid or discharged, before the same shall become delinquent all material taxes, assessments and governmental charges levied or imposed upon the Issuer or upon the income, profits or property of the Issuer which, if unpaid, might by law become a lien upon the property of the Issuer provided, however, that the Issuer shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate Proceedings;

(h) it will comply in all material respects with all laws applicable to its respective properties or any part thereof or to the operation of its business, in any case, the non-compliance with which could reasonably be expected to have a material adverse effect on the business, operations, prospects, assets, condition, financial or otherwise, of the Issuer; and

(i) it will do, observe and perform or cause to be done, observed or performed all of its obligations under all agreements, leases, contracts and indentures, Environmental Laws and all matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any

foreign country, or any municipality therein, or otherwise, in each case where non-compliance could reasonably be expected to give rise to a material adverse effect on the business or the operations, prospects or assets or the condition, financial or otherwise of the Issuer or any Subsidiary, including, without limitation, all requirements to monitor, assess and resolve any risk of environmental liability, including but not limited to, the removal of all contaminants, if any, as identified.

5.02 Indenture Trustee May Perform Covenants

If the Issuer fails to perform any covenant on its part herein contained, the Indenture Trustee may in its discretion, but (subject to Section 6.08) need not, notify the Holders of such failure or may, in its discretion, but need not, perform any of such covenants capable of being performed by it. If any such covenant requires the payment or expenditure of money, it may, in its discretion, but need not, make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Issuer in the manner provided in Section 5.03, but no such performance or payment by the Indenture Trustee shall be deemed to relieve the Issuer from default or its continuing obligations hereunder.

5.03 To Pay Indenture Trustee's Remuneration

The Issuer will, from time to time, pay the Indenture Trustee's reasonable remuneration for its services hereunder together with all costs incurred by the Indenture Trustee pursuant to Article 11 and will repay to the Indenture Trustee on demand all expenses, disbursements and monies which shall have been paid by the Indenture Trustee in and about the administration or execution of the Issuers hereby created including, without limitation, the reasonable compensation of advisors and assistants not regularly in its employ, legal fees and expenses on a solicitor and his own client basis and all costs incurred by the Indenture Trustee in complying with any laws applicable to it as a result of its duties as Trustee hereunder, acting reasonably, both before and after default hereunder until all duties of the Indenture Trustee hereunder have been fully and finally performed, with interest at a rate per annum equal to the then current rate of interest charged by the Indenture Trustee to its corporate customers, from thirty (30) days after the issuance of the invoice from the Indenture Trustee to the Issuer with respect to such expenditure until repayment, and such monies and the interest thereon, including the Indenture Trustee's remuneration, shall be payable out of any funds coming into the possession of the Indenture Trustee in priority to any payment in respect of the principal of, premium, if any, and interest accrued on the Notes. The remuneration and repayment referred to in the preceding sentence of this Section 5.03 shall continue to be payable until the Issuers hereunder shall be finally wound up and whether or not the Issuers under this Note Indenture shall be in the course of administration by or under the direction of the court.

5.04 Negative Covenants

(a) If a Default or Event of Default has occurred and is continuing, the Issuer shall not declare or make any Distributions.

(b) Except as permitted by Article 8, neither the Issuer nor any Subsidiary will enter, directly or indirectly, into any transaction or group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Issuer or any Subsidiary of the Issuer), except upon fair and reasonable terms no less favourable to the Issuer or Subsidiary than would be obtainable in a comparable arm's-length transaction with a Person not an Affiliate (which determination, if made by the Board of Directors of the relevant Person, shall be conclusive).

(c) Except as set forth in Article 8, the Issuer shall not, nor shall it permit any of its Subsidiaries to sell all or substantially all of its assets.

ARTICLE 6 - DEFAULT

6.01 Events of Default

It shall be an "**Event of Default**" if:

(a) the Issuer defaults in the repayment of the principal amount of the Notes or of any Note on the Maturity Date;

(b) the Issuer defaults in the payment of any interest due on the Notes on an Interest Payment Date and such default continues unremedied for a period of sixty (60) days;

(c) the Issuer fails to pay at maturity or payment has been accelerated under the provisions of any material instrument, indenture or document evidencing indebtedness by the Issuer for borrowed money having a principal amount outstanding in excess of one million ($1,000,000) dollars and such default continues after the applicable grace period, specified therein, if any, provided that if any such default shall be cured by the Issuer or waived by the holders of the indebtedness concerned and any such acceleration of the maturity thereof shall be rescinded by such holders, then the default hereunder shall be deemed likewise to be cured or waived and any declaration that the Notes are due and payable shall likewise be deemed to be cancelled;

(d) any judgment or order for the payment of money in excess of one million ($1,000,000) dollars is rendered against the Issuer or any of its Subsidiaries and either (i) enforcement proceedings have been commenced by a creditor upon the judgment or order, or (ii) there is any period of thirty (30) consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect;

(e) a decree or order of a court having jurisdiction is entered adjudging the Issuer or any of its Subsidiaries a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or

any other bankruptcy, insolvency, debtor's relief or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Issuer or any of its Subsidiaries, or appointing a receiver of, or of any substantial part of the property of, the Issuer or any of its Subsidiaries or ordering the winding-up or liquidation of the affairs of the Issuer or any of its Subsidiaries, and any such decree or order continues un-stayed and in effect for a period of forty-five (45) days;

(f) a resolution is passed for the winding-up or liquidation of the Issuer or any of its Subsidiaries or if the Issuer or any of its Subsidiaries institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of or of any substantial part of the property of the Issuer or such Subsidiary or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(g) the Issuer shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Indenture Trustee to the Issuer specifying such default and requiring the Issuer to rectify the same (which notice may be given by the Indenture Trustee, in its discretion, and shall be given by the Indenture Trustee upon receipt of a Noteholders' Request) the Issuer shall fail to rectify such default within a period of sixty (60) days, unless the Indenture Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Indenture Trustee;

(h) any encumbrancer takes possession of any part of the property of the Issuer or any of its Subsidiaries which, in the reasonable opinion of the Indenture Trustee acting and relying on the advice of counsel, is all or substantially all of the property of the Issuer and its Subsidiaries taken as a whole, or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Issuer or a Subsidiary or for any part of the Issuer's or a Subsidiary's property which, in the reasonable opinion of the Indenture Trustee acting and relying on the advice of counsel, is all or substantially all of the property of the Issuer and its Subsidiaries taken as a whole; and

(i) the Issuer shall cease to carry on in the ordinary course its business or a substantial part thereof and the Indenture Trustee is made aware of same by notice to it in writing.

6.02 Acceleration of Maturity

Upon the occurrence of an Event of Default, the Indenture Trustee may in its discretion and shall upon receipt of a Noteholders' Request and funding and the indemnity as contemplated by Section 6.03, by notice in writing to the Issuer, declare the principal of and interest on all Notes then outstanding and all other monies payable or outstanding hereunder or thereunder to be due and payable and the same shall forthwith become immediately due and payable to the Indenture Trustee, anything therein or herein to the contrary notwithstanding, but subject always to the terms of Article 4 hereof and to any subordination agreement entered into by the Indenture Trustee pursuant to Article 4, and the Issuer shall forthwith pay to the Indenture Trustee for the benefit of the Holders such principal, accrued and unpaid interest and all other monies outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other monies until payment is received by the Indenture Trustee. Such payment when made shall be deemed to have been made in discharge of the Issuer's obligations under the Notes and any monies so received by the Indenture Trustee shall be applied in the manner provided in Section 6.12.

6.03 Remedies

Whenever an Event of Default has occurred the Holder(s) of the majority in principal amount of the Notes outstanding may, by Noteholder's Request, and having indemnified and funded the Indenture Trustee to its reasonable satisfaction against all costs, expenses and liabilities to be incurred cause the Indenture Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding-up or other proceedings relative to the Issuer, provided however, that the Indenture Trustee's right to proceed may be limited in the manner specified in subsection 6.03(b), and by the provisions of any subordination agreement entered into by the Indenture Trustee pursuant to Article 4 hereof.

6.04 Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 6 shall be exclusive of or dependent on any other such remedy, but any one or more of such remedies may from time to time be exercised independently or in combination.

6.05 Costs

The Issuer shall be liable to the Indenture Trustee for all costs incurred by the Indenture Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon, at a rate equal to the then current rate of interest charged by the Indenture Trustee to its corporate customers, from thirty (30) days after the date of the issuance of the invoice from the Indenture Trustee to the Issuer with respect to such costs until the date payment thereof is received by the Indenture Trustee.

6.06 Delay

No delay or omission of the Indenture Trustee or any Holder to exercise any remedy shall impair any such remedy or be construed to be a waiver of default hereunder or acquiescence herein.

6.07 No Recourse Against Other Parties

Neither the Indenture Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Issuer for the payment of the principal or interest under any or all of the Notes or on any covenant, agreement, representation or warranty of the Issuer contained herein or in the Notes.

6.08 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Indenture Trustee shall, within thirty (30) days after it becomes aware of the occurrence of such Event of Default give notice of such Event of Default to the Holders in the manner provided in Section 10.01; provided that, notwithstanding the foregoing, unless the Indenture Trustee shall have been requested to do so by a Noteholders' Request, the Indenture Trustee shall not be required to give such notice if the Indenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Issuer in writing.

6.09 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by Noteholders' Request, to instruct the Indenture Trustee to waive any Event of Default and the Indenture Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such Noteholders' Request; and

(b) the Indenture Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Indenture Trustee's reasonable opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Indenture Trustee in the exercise of its discretion, upon such terms and conditions as the Indenture Trustee may deem advisable;

provided that no act or omission either of the Indenture Trustee or of the Holders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

6.10 Enforcement by the Indenture Trustee

(a) Subject to the provisions of Section 6.09 and to the provisions of any Extraordinary Resolution that may be passed by the Holders, in the event the Issuer shall fail to pay to the Indenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 6.02, the principal and interest on all Notes outstanding, together with any other amounts due hereunder, the Indenture Trustee, subject to receiving the consent of the Issuer in the circumstances described in subsection 6.03(b) and subject to any subordination agreement entered into by the Indenture Trustee pursuant to Article 4, may, in its discretion and shall upon receipt of a Noteholders' Request, and upon being indemnified and funded to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee hereunder to obtain or enforce payment of the principal and interest on all Notes then outstanding together with any other amounts due thereunder, by such proceedings authorized by this Note Indenture or by law or equity as the Indenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Indenture Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Indenture Trustee acting and relying, on the advice of Counsel, shall deem expedient.

(b) The Indenture Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Indenture Trustee and of the Holders allowed in any insolvency, bankruptcy, liquidation or other judicial or creditor proceedings relative to the Issuer or its creditors or relative to or affecting its property. The Indenture Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding Notes shall be conclusively deemed to have so appointed the Indenture Trustee) the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Indenture Trustee, in order to have the respective claims of the Indenture Trustee and of the Holders against the Issuer or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that nothing contained in this Note Indenture shall be deemed to give to the Indenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any rights of any Holder.

(c) The Indenture Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d) All rights of action hereunder may be enforced by the Indenture Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Indenture Trustee shall be brought in the name of the Indenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Indenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Indenture Trustee shall be a party) the Indenture Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

6.11 No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Issuer wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (i) such Holder shall previously have given to the Indenture Trustee written notice of the happening of an Event of Default hereunder; (ii) the Holders by Noteholders' Request shall have made a request to the Indenture Trustee and the Indenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of them shall have furnished to the Indenture Trustee, when so requested by the Indenture Trustee, sufficient funds or security therefor and an indemnity satisfactory to the Indenture Trustee to cover the costs, expenses and liabilities to be incurred therein or thereby; and (iv) the Indenture Trustee shall have failed to act within a reasonable time of receipt of such notification and request and funding or offer of indemnity and such notification and request and funding or offer of indemnity are hereby declared in every such case, at the option of the Indenture Trustee, to be conditions precedent to any such proceedings.

6.12 Application of Monies Received by Indenture Trustee

Except as herein otherwise expressly provided (including Article 4 hereof), any money received by the Indenture Trustee from the Issuer pursuant to the foregoing provisions of this Article 6, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Issuer, shall be applied, together with any other monies in the hands of the Indenture Trustee available for such purpose as follows:

(a) first, in payment or in reimbursement of the Indenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies

furnished or provided by or at the instance of the Indenture Trustee in connection with the administration and execution of its trusts under, or otherwise in lawful relation to, this Note Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter in this Section 6.12 provided, in payment, ratably and proportionately to the Holders in the following priority namely: first, accrued and unpaid interest and interest on amounts in default; and thereafter, principal; unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such monies to the Issuer or its assigns;

provided, however, that no payment shall be made pursuant to subsection 6.12(b) above with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Issuer or any Subsidiary (other than any Note pledged for value and in good faith to a Person other than the Issuer or any Subsidiary, but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held provided that the Indenture Trustees may conclusively rely on a Certificate of the Issuer as to what Notes are directly or indirectly held for the Issuer or any Subsidiary, and in the absence of such Certificate the Indenture Trustee may proceed as if no Notes are directly or indirectly held by the Issuer or any Subsidiary.

6.13 <u>Distribution of Proceeds</u>

Payments to Holders pursuant to subsection 6.12(b) shall be made as follows:

(a) at least fifteen (15) days' notice of every such payment shall be given in the manner provided in Section 10.01 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal, interest and any other monies payable thereunder;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Indenture Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such evidence of loss and indemnity being given to it as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d) the Indenture Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after

reserving thereof such amount as the Indenture Trustee may think necessary to provide for the payments mentioned in subsection 6.12(a), is insufficient to make a distribution of at least five (5%) percent of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 11.09 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall not apply to a final payment or distribution hereunder.

6.14 Judgment Against the Issuer

The Issuer covenants and agrees with the Indenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Indenture Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

ARTICLE 7 — SATISFACTION AND DISCHARGE

7.01 Payment of Principal Amount

The principal amount and any interest due upon maturity of any Note outstanding shall be paid (less any applicable withholding tax) by the Issuer to the Indenture Trustee on the Maturity Date for payment to the Holder upon presentation and surrender of the Note by the Holder to the Indenture Trustee at the principal office of the Indenture Trustee in the City of Calgary. Upon payment of the principal amount together with any accrued and unpaid interest the Note shall be cancelled by the Indenture Trustee.

7.02 Non-Presentation of Notes

In the event the Holder of any Note shall fail to surrender the same on the Maturity Date or shall not accept payment of the monies payable with respect thereto or give such receipt therefor, if any, as the Indenture Trustee may require, such monies shall be set aside by the Indenture Trustee in trust for such Holder, and no interest shall be payable to such Holder in respect of such monies and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside, and to that extent such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the monies so set aside upon surrender and delivery up of such Note.

7.03 Repayment of Unclaimed Monies

Any monies set aside under Section 7.02 and not claimed by and paid or delivered to Holders as provided in Section 7.02 within six (6) years after the date of such setting aside shall be repaid or returned to the Issuer by the Indenture Trustee on written demand and thereupon the Indenture Trustee shall be released from all further liability with respect to such monies and

thereafter the Holders with respect to which such monies were so repaid to the Issuer shall have no rights with respect thereto except to obtain payment or delivery of the monies due thereon from the Issuer up to such time as the right to proceed against the Issuer for recovery of such monies has become by statute barred under the laws of the Province of Alberta.

7.04 Discharge

The Indenture Trustee shall at the request of the Issuer release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Issuer from its covenants herein contained (other than the provisions relating to the indemnification of the Indenture Trustee) upon proof being given to the reasonable satisfaction of the Indenture Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Notes and all other monies or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 8 - SUCCESSOR ENTITIES

8.01 Successor Corporations

Other than pursuant to the Plan of Arrangement, the Issuer shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of such amalgamation or merger, of the continuing entity resulting therefrom unless:

(a) such other Person or continuing entity is a corporation or other entity (herein called the "**successor entity**") incorporated or established under the laws of Canada or any province thereof;

(b) the successor entity shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Indenture Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the successor entity of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the successor entity to pay the same and its agreement to observe and perform all the covenants and obligations of the Issuer under this Note Indenture;

(c) such transaction shall, to the satisfaction of the Indenture Trustee, and in the opinion of Counsel, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Indenture Trustee or the Holders hereunder and upon terms not materially prejudicial to the interests of the Holders; and

(d) no condition or state of facts shall exist as to the Issuer or the successor entity, either after the consummation of any such transaction and after giving full effect thereto or immediately after the successor entity complying with the provisions of subsection 8.01(b) above, which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

8.02 Vesting of Powers In Successor Entity

Upon the implementation of the Plan of Arrangement or whenever the conditions of Section 8.01 have been duly observed and performed, the successor entity shall be bound by the covenants and obligations of the Issuer under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Issuer under this Note Indenture in the name of the Issuer or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any trustees or officers of the Issuer may be done and performed with like force and effect by the directors, trustees or officers of such successor entity.

ARTICLE 9 - MEETINGS OF HOLDERS

9.01 Right to Convene Meeting

The Indenture Trustee or the Issuer may at any time and from time to time and the Indenture Trustee shall on receipt of a request of the Issuer or a Noteholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Issuer or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Indenture Trustee failing within ten (10) days after receipt of any such request and such funding and indemnity to give notice convening a meeting, the Issuer or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Indenture Trustee.

9.02 Notice of Meetings

At least twenty-one (21) days' notice of any meeting shall be given to the Holders by the Issuer or the Indenture Trustee, as the case may be, in the manner provided in Section 10.01 and a copy thereof shall be sent by courier to the Indenture Trustee, unless the meeting has been called by it. Such notice shall state the time and place the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting.

9.03 Chairperson

An individual, who need not be a Holder, nominated in writing by the Indenture Trustee shall be chairperson of the meeting and if no individual is so nominated, or if the individual so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the

meeting, the Holders present in person or by proxy shall choose an individual present to be chairperson.

9.04 Quorum

Subject to the provisions of Section 9.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing a majority of the principal amount of the Notes outstanding. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned pursuant to a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place, to the extent possible, and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the principal amount of the Notes outstanding. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting other than an adjourned meeting unless the required quorum is present at the commencement of business.

9.05 Power to Adjourn

The chairperson of any meeting at which a quorum of the Holders is present may, with the consent of the Holders of a majority of the principal amount of the Notes represented thereat, adjourn any such meeting and no notice of the adjourned meeting need be given except such notice, if any, as the meeting may prescribe.

9.06 Show of Hands

Every question submitted to a meeting shall, subject to Section 9.07, be decided in the first instance by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairperson of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him or the Holder whose proxy he holds.

9.07 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairperson or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairperson shall direct. Resolutions other than Extraordinary Resolutions shall, if a poll is taken, be decided by the votes of the Holders of a majority of the principal amount of the Notes represented at the meeting and voted on the poll.

9.08 Voting

Holders may attend and vote at all meetings of the Holders either in person or by proxy. On a show of hands every Person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each ten dollar ($10) principal amount of Notes of which it shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but if more than one of them shall be present in person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

9.09 Regulations

The Indenture Trustee, or the Issuer with the approval of the Indenture Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any Person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Indenture Trustee, the Issuer or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited;

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be delivered, mailed or telecopied before the meeting to the Issuer or to the Indenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d) generally for the calling of meetings of Holders and the conduct of business thereat.

Any regulations so made shall be binding and effective on the Holders and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

9.10 Persons Entitled to Attend Meetings

The Issuer and the Indenture Trustee (by their respective employees, officers, trustees and directors) and the legal advisors of the Issuer, the Indenture Trustee and any Holder, and any

other Person permitted by the chairperson to attend, may attend any meeting of the Holders, but such parties shall, unless otherwise entitled to do so, not be entitled to vote at such meeting.

9.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) the power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Indenture Trustee (subject to the Indenture Trustee's prior written consent, such consent not to be unreasonably withheld) against the Issuer, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b) the power to assent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be agreed to by the Issuer and to authorize the Indenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c) the power to sanction any scheme for the recapitalization, reconstruction or reorganization of the Issuer or for the consolidation, amalgamation or merger of the Issuer with any other Person or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Issuer or any part thereof, provided that no such sanction shall be necessary with respect to the Arrangement or any other such transaction if the provisions of Section 8.01 shall have been complied with;

(d) the power to direct or authorize the Indenture Trustee, subject to the receipt by the Indenture Trustee of sufficient funds or security therefor and an indemnity satisfactory to the Indenture Trustee to cover its costs, expenses or liabilities, to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) the power to waive and direct the Indenture Trustee to waive any Default or Event of Default hereunder or cancel any declaration made by the Indenture Trustee pursuant to Section 6.02 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) the power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g) the power to direct any Holder who has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same, upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in

connection therewith if the taking of such suit, action or proceeding shall have been permitted by Section 6.11;

(h) the power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any trust units or other securities of the Issuer;

(i) the power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in any such Extraordinary Resolution) to exercise, and to direct the Indenture Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee and the Indenture Trustee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee and the Indenture Trustee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be Holders. Every such committee may elect its chairperson and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) the power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) the power to authorize the Indenture Trustee or any other Person or persons to (i) bid at any sale of the Issuer's properties or assets or any part thereof, (ii) to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), (iii) to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration

in cash or in the shares, bonds, notes or other securities or obligations of any corporation formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations pursuant to the provisions of subsection 9.11(j), (iv) until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and (v) otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;

(l) the power to remove the Indenture Trustee from office and to appoint a new trustee or trustees;

(m) subject to the provisions of Sections 3.02 and 7.01 power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, notes or other securities or obligations of the Issuer or of any corporation formed or to be formed;

(n) the power to authorize the Issuer and the Indenture Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest, the payment with respect to which is extended, is at the time due or overdue;

(o) the power to assent to any request of the Issuer to effect any extension of the Maturity Date or early redemption of the Notes under Article 3; and

(p) the power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 9.11(i).

9.12 Meaning of "Extraordinary Resolution"

(a) The expression "**Extraordinary Resolution**" when used in this Note Indenture means, subject as hereinafter in this Article 9 provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 9 at which the Holders of a majority in principal amount of the Notes outstanding are present in person or by proxy and passed by the affirmative votes of the Holders of not less than sixty-six and two-thirds

(66⅔%) percent of the principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

(b) If, at any meeting referred to in subsection 9.12(a), the Holders of a majority in principal amount of the Notes outstanding are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if summoned by a Noteholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten (10) days nor more than twenty (20) days later, and to such place and time, all as may be determined by the chairperson. Not less than five (5) days' notice shall be given of the time and place of such adjourned meeting to the Holders in the manner provided in Section 10.01. Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 9.12(a), shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c) Voting on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.13 <u>Powers Cumulative</u>

It is hereby declared and agreed that any one or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

9.14 <u>Minutes</u>

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Indenture Trustee at the expense of the Issuer, and any such minutes as aforesaid, if signed by the chairperson of the meeting at which such resolutions were passed or proceedings had, or by the chairperson of the next succeeding meeting of the Holders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

9.15 <u>Instrument In Writing</u>

All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 9 provided may also be taken and exercised by the Holders of sixty-six and two-thirds (66⅔%) percent of the principal amount of all the

outstanding Notes, by an instrument in writing signed in one or more counterparts and the expression "**Extraordinary Resolution**" when used in this Note Indenture shall include an instrument so signed.

9.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 9.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Indenture Trustee (subject to the provisions for its funding and indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

9.17 Evidence of Rights of Holders

Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 9 with regard to voting at meetings of Holders) of the holding by any Person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any Person of such request or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made that the Person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Indenture Trustee may consider adequate.

The Indenture Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 10 - NOTICES

10.01 Notice

Any notice, request, demand or other communication required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, or by transmitting by facsimile (in the case of the Issuer or the Indenture Trustee):

(a) to the Issuer at:

900, 606 - 4th Street S.W.
Calgary, AB T2P 1T1

Attention: President
Fax: (403) 213-3735

(b) to a Holder at the address appearing on the Register, and if, in the case of joint Holders, more than one address appears in the Register in respect of such joint holding, notice shall be addressed to the first address so appearing and any notices so given shall be sufficient notice to all Holders or any other Persons (if any) interested in such Notes; or at the option of such party giving notice, such notice may be given by publication twice in the Report on Business section of the National Edition of the *Globe and Mail* or similar section of any newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the Register or Registers are maintained. Accidental error or omission in giving notice to any Holder will not invalidate any action or proceeding founded thereon;

(c) to the Indenture Trustee at its principal office in the City of Calgary at:

Suite 710, 530 – 8th Avenue S.W.
Calgary, AB T2P 3S8

Attention: Manager, Corporate Trust
Fax: (403) 267-6598

Any notice, request, demand or other communication given as aforesaid shall be deemed to have been given at the time delivered or faxed (provided complete transmission is confirmed) if delivered or faxed to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located) or, in the case of notice being given by publication, on the next following Business Day, after publishing such notice twice in the designated newspaper or newspapers. Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

ARTICLE 11 - CONCERNING THE INDENTURE TRUSTEE

11.01 No Conflict of Interest

The Indenture Trustee represents to the Issuer that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Indenture Trustee as a fiduciary hereunder, but if, notwithstanding the provisions of this Section 11.01, such a material conflict of interest exists, the validity and enforceability of this Note Indenture, and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only

that such material conflict of interest exists, but the Indenture Trustee shall, within ninety (90) days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 11.02. In the event that such a material conflict of interest exists and is continuing at any time, an interested party may apply to the Court of Queen's Bench of Alberta, for an order that the Indenture Trustee be replaced as trustee under this Note Indenture.

11.02 Replacement of Trustee

(a) The Indenture Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Issuer not less than sixty (60) days' notice in writing or such shorter notice as the Issuer may accept as sufficient. In the event of the Indenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Holders; failing such appointment by the Issuer, the retiring Trustee or any Holder may apply, at the Issuer's expense, to a Justice of the Alberta Court of Queen's Bench, on such notice as such Justice may direct for the appointment of a new trustee; but any new trustee so appointed by the Issuer or by the Court shall be subject to removal as herein provided by the Holders. Any new trustee appointed under any provision of this Section shall be a corporation authorized to carry on the business of a trust company in all provinces of Canada. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b) Any corporation into which the Indenture Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Indenture Trustee shall be a party, shall be the successor trustee (the "**Successor Trustee**") under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the Successor Trustee or of the Issuer, the Indenture Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such Successor Trustee, upon the Issuers herein expressed, all the rights, powers and trusts of the Indenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the Successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Issuer be required by any new trustee for more fully and effectively vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new trustee, be made, executed, acknowledged and delivered by the Issuer.

(c) Upon payment of its outstanding fees, the Indenture Trustee shall deliver to the Successor Trustee an instrument that, to the satisfaction of the Issuer, is appropriate to transfer all rights and powers of the Indenture Trustee hereunder.

(d) The Issuer will give notice to all Holders of any appointment of a Successor Trustee.

11.03 Duties of Indenture Trustee

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Indenture Trustee shall in good faith and in a commercially reasonable manner and in the best interests of the Holders, exercise that degree of care, diligence and skill that a reasonably prudent trustee, appointed in respect of a trust indenture for the purposes of issuing corporate debt obligations, would exercise in comparable circumstances, provided, however, that the Indenture Trustee shall have no obligation to inquire as to the performance by the Issuer of its covenants other than securing evidence of compliance provided for in Section 11.05 hereof and no provision of this Note Indenture shall relieve the Indenture Trustee from any of its duties under this subsection 11.03(a).

(b) In addition to all other duties of the Indenture Trustee set forth herein, at all times while any Notes are outstanding, the Indenture Trustee shall, in addition, have the following responsibilities hereunder:

(i) to keep the Issuer's Note ledgers, Registers and branch Registers of transfers and unissued Notes and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Issuer), the Indenture Trustee shall:

(A) record the particulars of all transfers of Notes upon the appropriate Register of transfers or branch Register(s) of transfers;

(B) certify and issue Notes to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

(C) maintain the Registers of Holders and make such entries from time to time in the Registers as may be necessary in order that the account of each Holder of the Issuer may be properly and accurately maintained; and

(D) furnish to the Issuer, but at the Issuer's expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Trustee, including all documents, papers, information and material as it may have and the Issuer may require;

(ii) forthwith upon receipt of sufficient monies from the Issuer, to forward cheques or other transfer of funds by such means as considered appropriate by the Indenture Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions of subsection 2.01(c) hereof;

(iii) upon receipt of sufficient monies upon the stated or accelerated maturity of the Notes, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv) to provide the Holders with any such information returns as they may require to comply with any of the obligations imposed upon the Holders under the *Income Tax Act* (Canada) in their capacity as Holders.

(c) All Notes shall be effectively and interchangeably transferable on the appropriate principal Register of transfers or on any appropriate branch Register(s) of transfers, regardless of where or when the Notes shall have been issued, and entry of the transfer of any Notes in the appropriate Register of transfers or in any one appropriate branch Register of transfers shall for all purposes be a complete and valid transfer.

(d) The Indenture Trustee may use its own judgment in the performance of its duties as trustee for the Issuer, but at any time it may apply to the Board of Directors of the Issuer or an officer of the Issuer or to Counsel, which may, but need not, be Counsel to the Issuer, at the expense of the Issuer, for instructions or advice, and the Issuer will fully protect and hold the Indenture Trustee harmless from all liability and reasonable costs for any action taken, or not taken, by the Indenture Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

(e) Subject to the provisions of any applicable laws and except for its acts of gross negligence or willful misconduct, the Indenture Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Issuer agrees, at all times, to indemnify and save harmless the Indenture Trustee and its respective officers, directors, employees, agents, representatives, successors and assigns, (collectively, "**Representatives**"), from and against any and all liabilities, losses, claims, damages, penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements (including, without limitation, any and all legal and advisor fees and disbursements) (collectively, "**Liabilities**") of whatever kind or nature which may at any time be suffered by, imposed upon, incurred by or asserted against the Indenture Trustee and its Representatives, whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Indenture Trustee made in connection with its acting as Trustee hereunder. Without limiting the generality of the foregoing, the obligation to indemnify, defend and save harmless in accordance herewith shall apply in respect of Liabilities suffered by, imposed upon, incurred in any way connected with or arising from, directly or indirectly, any Environmental Laws. Notwithstanding any other provision hereof, this indemnity and the obligations provided for in this Section shall survive any termination of the Issuer created hereby, whether by reason or removal or resignation of the Indenture Trustee, termination or discharge of this Note Indenture or otherwise.

(f) The transfer of any Notes in respect of a certificate presented to the Indenture Trustee may be refused by it until it is satisfied that such certificate is valid, that the endorsement thereon is genuine and that the transfer requested is legally authorized. The Indenture Trustee shall not incur any liability by refusing in good faith to effect any transfer which, in its judgment is improper or unauthorized.

(g) The Indenture Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Issuer to the Indenture Trustee of all monies owing to the Indenture Trustee hereunder, to deliver over to the Issuer, upon receipt of a Written Direction, the Registers and branch Registers maintained by it and any documents connected therewith or with the Issuer transacted hereunder, and a receipt signed by an officer of the Issuer shall be a valid discharge of the Indenture Trustee.

11.04 <u>Reliance Upon Declarations</u>

In the exercise of its rights, duties and obligations hereunder the Indenture Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or, certificates or other evidence furnished to the Indenture Trustee pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture or pursuant to a request of the Indenture Trustee. The Indenture Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except in the Certificate of the Indenture Trustee thereon) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Issuer. The Indenture Trustee shall not in any way be responsible for the consequence of any breach on the part of the Issuer or any of the Issuer's covenants contained herein.

11.05 <u>Evidence and Authority to Indenture Trustee</u>

(a) The Issuer shall furnish to the Indenture Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Issuer or the Indenture Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Indenture Trustee at the request of or on the application of the Issuer, forthwith if and when: (i) such evidence is required by any other Section of this Note Indenture to be furnished by the Indenture Trustee in accordance with the terms of this Section 11.05; or (ii) the Indenture Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Issuer written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a Certificate of the Issuer stating that any such condition precedent has been complied with in accordance with the terms of this Note Indenture;

(ii) in the case of a condition precedent for which compliance is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii) in the case of any such condition precedent for which compliance is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Issuer whom the Indenture Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employee of the Issuer it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

(d) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include: (i) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question; (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based; (iii) a statement that in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein; and (iv) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

(e) The Issuer shall furnish to the Indenture Trustee annually, on the anniversary date of this Note Indenture and at any other reasonable time if the Indenture Trustee so requires, its unrestricted certificate that the Issuer has complied with all covenants, conditions or other requirements contained in this Note Indenture, the noncompliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such noncompliance. The Issuer shall, whenever the Indenture Trustee so requires, furnish the Indenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified

by the Indenture Trustee as to any action or step required or permitted to be taken by the Issuer or as a result of any obligation imposed by this Note Indenture.

(f) The Indenture Trustee may act and rely, and shall be protected in acting and relying absolutely, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, facsimile transmission or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

11.06 Certificate of the Issuer as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Indenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Indenture Trustee, if acting in good faith, may rely absolutely upon a Certificate of the Issuer.

11.07 Experts, Advisers and Agents

The Indenture Trustee may:

(a) in relation to this Note Indenture, rely absolutely and act and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, auditor, valuator, engineer, surveyor, appraiser or other expert or advisor, whether obtained by the Indenture Trustee or by the Issuer, or otherwise, and may employ such assistants or experts as may be necessary to the proper determination and discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ or retain such counsel, accountants, appraisers, engineers, agents, experts and other advisors as it may reasonably require for the purpose of determining and discharging its duties hereunder, and may pay reasonable remuneration for all services performed by any of them (and shall be entitled to receive reasonable remuneration for all services performed by it) without taxation of costs of any counsel, and shall not be responsible for any misconduct on the part of any of them. Such costs and expenses shall immediately become and form part of the Indenture Trustee's fees hereunder. Any solicitors employed or consulted by the Indenture Trustee as Counsel may be, but need not be, solicitors for the Issuer.

11.08 Indenture Trustee May Deal In Notes

The Indenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Issuer or any related entities or otherwise, without being liable to account for any profits made thereby.

11.09 <u>Investment of Monies Held by Trustee</u>

(a) Upon receipt of a written direction from the Issuer, the Indenture Trustee shall invest all funds it holds from time to time pursuant to this Note Indenture in its name in an Authorized Investment in accordance with such direction. Any direction from the Issuer to the Indenture Trustee shall be in writing and shall be provided to the Indenture Trustee no later than 9:00 a.m. (Calgary time) on the day on which the investment is to be made. Any such direction received by the Indenture Trustee after 9:00 a.m. (Calgary time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Calgary time) the next Business Day. For the purpose of this Section, "**Business Day**" shall not include any day on which banks are not open for business in the City of Calgary. For the purpose hereof, "**Authorized Investments**" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an Affiliate or related party of the Indenture Trustee) provided that such obligations are rated at least R1 (middle) by Dominion Bond Rating Service Limited or an equivalent rating service.

(b) In addition to any written direction to invest cash in an Authorized Investment, the Indenture Trustee may hold cash balances constituting part or all of the Issuer and may, but need not, invest same in its deposit department or the deposit department of one of its Affiliates; but the Indenture Trustee and its Affiliates shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity other than at a rate, if any, established from time to time by the Indenture Trustee or one of its Affiliates.

(c) The Indenture Trustee shall not be held liable for any losses incurred in the investment of any funds in Authorized Investments.

(d) Unless and until the Indenture Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Indenture Trustee shall, subject to the terms of any subordination agreement entered into by the Indenture Trustee pursuant to Article 4, pay over to the Issuer all interest received by the Indenture Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

11.10 <u>Indenture Trustee Not Ordinarily Bound</u>

Except as provided in Section 6.08 and as otherwise specifically provided herein, the Indenture Trustee shall not, subject to Section 11.03, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Issuer of any of the obligations herein imposed upon the Issuer or of the covenants on the part of the Issuer herein contained, nor in any way to supervise or interfere with the conduct of the Issuer's business, unless the Indenture Trustee shall have been required to do so by a Noteholders' Request or by an Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 9, and then only after it shall have been funded and

indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing. The Indenture Trustee shall not be required to take notice of any Event of Default hereunder, unless and until notified in writing of such Event of Default, which notice shall distinctly specify the Event of Default desired to be brought to the attention of the Indenture Trustee, and, in the absence of any such notice, the Indenture Trustee may for all purposes of this Note Indenture conclusively assume that no Event of Default has occurred. No such notice shall in any way limit the discretion herein given to the Indenture Trustee to determine whether or not the Indenture Trustee shall take action with respect to any Event of Default.

11.11 Indenture Trustee Not Required to Register

Nothing herein contained shall impose upon the Indenture Trustee any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Note Indenture or any instrument ancillary or supplemental hereto.

11.12 Indenture Trustee Not Required to Give Security

The Indenture Trustee shall not be required to give any bond or security with respect to the execution of the Issuers and powers of this Note Indenture or otherwise in respect of this Note Indenture.

11.13 Indenture Trustee Not to Be Appointed Receiver

The Indenture Trustee and any Person related to the Indenture Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertakings of the Issuer.

11.14 Indenture Trustee Not Bound to Act on Issuer's Request

Except as in this Note Indenture otherwise specifically provided, the Indenture Trustee shall not be bound to act in accordance with any direction or request of the Issuer or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Indenture Trustee, and the Indenture Trustee shall be empowered to rely and act upon any such copy purporting to be authenticated and believed by the Indenture Trustee to be genuine.

11.15 Conditions Precedent to Indenture Trustee's Obligations to Act Hereunder

(a) The obligation of the Indenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Indenture Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Indenture Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Indenture Trustee to protect and hold harmless the Indenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Note Indenture shall require the Indenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Indenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Indenture Trustee the Notes held by them for which Notes the Indenture Trustee shall issue receipts.

11.16 Authority to Carry on Business

The Indenture Trustee represents to the Issuer that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust company in all Provinces of Canada. If the Indenture Trustee ceases to be so authorized to carry on the business of a trust company, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Indenture Trustee shall, within ninety (90) days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada either become so authorized or resign in the manner and with the effect specified in Section 11.02.

11.17 Acceptance of Trust

The Indenture Trustee hereby accepts the Issuers in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

11.18 Indenture Trustee Protected in Acting

The Indenture Trustee shall be protected in acting in reliance upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

11.19 Indenture Trustee will Disburse Only Monies Deposited

The Indenture Trustee will disburse monies according to this Indenture only to the extent that monies have been deposited with it.

11.20 Indenture Trustee's Cheque to Satisfy Liability

The forwarding of a cheque by the Indenture Trustee will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless such cheque is not honoured on presentation; provided that in the event of non-receipt of such cheque by the payee, or loss or

destruction thereof, the Indenture Trustee upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

11.21 Indenture Trustee's Custody of Financial Statements

Upon receipt of financial statements required to be delivered to the Indenture Trustee, the Indenture Trustee shall, while such statements are current, maintain custody of same and make same available, during the regular business hours of the Indenture Trustee, for inspection by Holders on their reasonable written request. No obligation shall rest with the Indenture Trustee to analyze such statements, or evaluate the performance of the Issuer as indicated therein, in any manner whatsoever.

11.22 Failure to Deliver Certificates

The Indenture Trustee shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or other means.

11.23 Duties and Obligations of Indenture Trustee

The duties and obligations of the Indenture Trustee shall be determined solely by the provisions hereof and, accordingly, the Indenture Trustee shall not be responsible except for the performance of such duties and obligations as it has undertaken herein.

ARTICLE 12 - SUPPLEMENTAL INDENTURES

12.01 Supplemental Note Indentures

From time to time the Indenture Trustee and the Issuer (when the Issuer is so authorized by a resolution of the Trustees) may, and they shall when required by this Note Indenture, execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) providing for the creation and issuance of one or more series of Additional Notes under this Note Indenture;

(b) adding to the covenants of the Issuer herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(c) making any additions to, deletions from or alterations of this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Indenture Trustee shall be of the opinion, that such provisions and modifications will not be prejudicial to the interests of the Holders;

(d) giving effect to any Extraordinary Resolution passed as provided in Article 9; and

(e) for any other purpose not inconsistent with the terms of this Note Indenture.

The Indenture Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Issuer in making any changes or corrections in this Note Indenture which are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Indenture Trustee and the Holders are in no way prejudiced thereby.

ARTICLE 13 -TRUST INDENTURE LEGISLATION

13.01 Trust Indenture Legislation

(a) The expression "**Indenture Legislation**" means the provisions, if any, of Part 7 of the ABCA and any relevant provisions of any other statute of Canada or any province or territory thereof, and of any regulations under any such statute, relating to trust indentures for the purpose of issuing corporate debt obligations and to the rights, duties and obligations of trustees under such trust indentures and of companies issuing debt obligations under such trust indentures, to the extent that such provisions are at the time in force and applicable to this Note Indenture or the Issuer.

(b) The Issuer and the Indenture Trustee agree that each will at all times in relation to this Note Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Indenture Legislation.

(c) If and to the extent that any provision of this Note Indenture limits, qualifies or conflicts with any mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

ARTICLE 14 - EXECUTION AND FORMAL DATE

14.01 Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing formal date as set out on the first page hereof irrespective of the actual date of execution hereof.

14.02 Successors and Assigns

The provisions of this Note Indenture shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

14.03 Further Assurances

Each of the parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Note Indenture.

14.04 Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

14.05 Esprit Not Liable

The parties hereto acknowledge that Esprit is entering into this agreement solely in its capacity as agent on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Esprit or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Trust Indenture of the Trust dated as of August 16, 2004, as amended from time to time.

14.06 Amendment

No amendment, supplement, modification or waiver or termination of this Note Indenture and, unless otherwise specified, no consent or approval by any party, shall be binding unless executed in writing by the party to be bound thereby.

14.07 Facsimile Execution

Execution and delivery of this Note Indenture may be effected by any party by facsimile transmission of the execution page hereof to the other party. A party delivering this Note Indenture by facsimile transmission shall thereafter forthwith deliver to the other party an original execution page hereof with its original execution located thereon; provided, however, that any failure by a party to so deliver such original signature page shall not affect the validity or enforceability hereof by or against that party.

IN WITNESS WHEREOF the parties hereto have executed this Note Indenture by their proper officers duly authorized on their behalf.

ESPRIT ENERGY TRUST, by its Administrator, ESPRIT ACQUISITION CORP.

Per: (signed) "*Stephen J. Savidant*"
Name: Stephen J. Savidant
Title: President and Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: (signed) "*Dan Sander*"
Name: Dan Sander
Title: Professional, Corporate Trust

Per: (signed) "*Jacky Patterson*"
Name: Jacky Patterson
Title: Relationship Manager

SCHEDULE "A"

FORM OF NOTE

The form for the Notes, the certificate of the Indenture Trustee and the registration and transfer panel thereon shall be in the English language substantially as follows, and may include a translation into the French language:

(Form of Note - English Text)

ESPRIT ENERGY TRUST
(created pursuant to the laws of the Province of Alberta)

[•]% UNSECURED SUBORDINATED PROMISSORY NOTE

Certificate Number: ____________________________ $ ____________________________

DUE: [•], 2014

Esprit Energy Trust (herein referred to as the "**Issuer**"), for value received, hereby promises to pay to the registered holder hereof on [•], 2014 or on such earlier or later date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Non-Resident Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $[•] in lawful money of Canada, at the principal office of the Indenture Trustee in Calgary, Alberta, and to pay interest thereon from and including the Issue Date at the rate of ____% per annum Interest Rate, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date.

As interest becomes due on this Note, but subject to the subordination provisions of the Non-Resident Note Indenture hereinafter described, the Issuer shall cause to be: (i) sent by prepaid ordinary mail a cheque or bank draft or (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Indenture Trustee, for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque, bank draft or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque, bank draft or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque, bank draft or funds for interest by the Holder, the Issuer will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is one of the Notes in lawful money of Canada issued under a Non-Resident Note Indenture (herein referred to as the "**Non-Resident Note Indenture**") dated as of October 1, 2004 between the Issuer and Computershare Trust Company of Canada, as Indenture Trustee. The aggregate principal amount of Notes which may be authorized under the Non-Resident Note Indenture is unlimited. Reference is hereby expressly made to the Non-Resident Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of the Notes, the Issuer and the Indenture Trustee with respect thereto, all to the same effect as if the provisions of the Non-Resident Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in a minimum denomination of ten ($10) dollars and for amounts above such minimum, only in integral multiples of ten ($10) dollars. Upon compliance with the provisions of the Non-Resident Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Non-Resident Note Indenture rank equally and ratably without priority or preference. This Note is a direct obligation of the Issuer, but is not secured by any mortgage, hypothec, charge or pledge. The debt obligations evidenced by this Note are subordinate to all Senior Indebtedness of the Issuer in accordance with the terms of the Non-Resident Note Indenture, to all of which subordination provisions the registered Holder of this Note, by acceptance hereof ascents.

The Issuer has the right to redeem, purchase or prepay this Note in the manner set forth in the Non-Resident Note Indenture. The Holder hereof does not have the right to require the Issuer to redeem this Note at any time.

The principal hereof may become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Non-Resident Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Non-Resident Note Indenture on the Register to be kept at the principal office of the Indenture Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Issuer with the approval of the Indenture Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Indenture Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Indenture Trustee and/or other registrar (if any) may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate Registers or noted on this Note by a proper registrar.

The Non-Resident Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Indenture Trustee for the time being under the Non-Resident Note Indenture. This Note shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Non-Resident Note Indenture.

In witness whereof, the Issuer has caused this Note to be signed by one of its duly authorized officers as of _______ day of _______________, 20____.

ESPRIT ENERGY TRUST, by its Administrator,
ESPRIT EXPLORATION LTD.

Per: ______________________________
Name:
Title:

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE INDENTURE TRUSTEE.

INDENTURE TRUSTEE'S CERTIFICATE

This Note is one of the Notes referred to in the Note Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA, Trustee

Per: ______________________________
Name:
Title:

Form of Registration

(no writing hereon except by Indenture Trustee)

Date of Registration	In Whose Name Registered	Place of Registration	Signature of Indenture Trustee or other Registrar

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

____

____

(Please print or typewrite name and address of assignee)

the within Note of Esprit Energy Trust and hereby irrevocably constitutes and appoints ________________________________ as its Attorney to transfer the said Note on the Registers of the [•]% unsecured, subordinated promissory notes of the said corporation, with full power of substitution in the premises.

Date: _________________________

____
(Signature of Transferor)

The signature of the Transferor must correspond with the name written upon the face of this certificate in every particular without alteration or enlargement or change whatsoever.

If the transfer of this security is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Indenture Trustee and the Issuer.

The signature must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust company, or by a medallion signature guarantee from a member of a recognized Medallion Signature Guarantee Program.

____
(Signature of Guarantor)

Name of Assignee: __________________________________

Address of Assignee: __________________________________

Social Insurance Number of Assignee: __________________________________

SCHEDULE "B"

FORM OF REDEMPTION NOTICE

ESPRIT ENERGY TRUST

[•]% UNSECURED SUBORDINATED PROMISSORY NOTES

REDEMPTION NOTICE

To: Holders of [•]% Unsecured Subordinated Promissory Notes (the "**Notes**")
Esprit Energy Trust (the "**Issuer**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Non-Resident Note Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 3.04 of the Non-Resident Note Indenture made as of October 1, 2004 between the Issuer and Computershare Trust Company of Canada (the "**Indenture Trustee**"), that $[•] principal amount of Notes will be redeemed as of [•] (the "**Redemption Date**"), upon payment of a redemption amount equal to such $[•] principal amount of Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date (the "**Redemption Amount**").

The Redemption Amount will be payable upon presentation and surrender of the Notes called for redemption at the following corporate trust office of the Indenture Trustee: Computershare Trust Company of Canada, Suite 710, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8.

The interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Notes at any of the above-mentioned corporate trust offices on or after the Redemption Date or prior to the setting aside of the Redemption Amount pursuant to the Indenture Trustee.

[If less than all of the Notes of such series are to be redeemed, each Holder of Notes of such series shall have a proportion of the Notes of such series held by such Holder redeemed equal to the proportion which the aggregate dollar amount of Notes of such series to be redeemed is to the aggregate dollar amount of all Notes of such series outstanding, rounded to the next closest $10 of principal amount of Notes held by such Noteholder.]

DATED this ________ day of ______________, 20____.

ESPRIT ENERGY TRUST, by its Administrator,
ESPRIT EXPLORATION LTD.

By: ______________________________

By: ______________________________

ESPRIT ACQUISITION CORP.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

NOTE INDENTURE

Providing for the issue of an unlimited principal amount of
unsecured, subordinated promissory notes of
Esprit Acquisition Corp.

October 1, 2004

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION 1

1.01 Definitions 1
1.02 Meaning of "Outstanding" 7
1.03 Headings 8
1.04 Interpretation 8
1.05 Accounting Principles 8
1.06 Currency 8
1.07 Governing Law 9
1.08 Day Not a Business Day 9
1.09 Per Annum Calculations 9
1.10 Interest Calculation 9
1.11 Language 9

ARTICLE 2 - THE NOTES 9

2.01 Issue of Notes 9
2.02 Terms of Notes 11
2.03 Form and Signatures of Notes 12
2.04 Certification 13
2.05 Notes to Rank Pari Passu 13
2.06 Registration of Notes 13
2.07 Persons Entitled to Payment 15
2.08 Mutilation, Loss, Theft or Destruction 15
2.09 Exchanges of Notes 16
2.10 Transfer 16
2.11 Option of Holder as to Place of Payment 16
2.12 Trustee Not Bound to Make Enquiries 16

ARTICLE 3 - EXTENSION AND REDEMPTION ... 17

3.01 Extension 17
3.02 Redemption of Notes; Notice to Trustee 17
3.03 Places of Payment 17
3.04 Notice of Redemption 17
3.05 Notes Due on Redemption Date 18
3.06 Deposit of Redemption Monies 18
3.07 Failure to Surrender Notes Called for Redemption 18
3.08 Less than all Notes Redeemed 18
3.09 No Other Prepayment, Repurchase or Redemption 19
3.10 Cancellation of Purchased Notes 19

ARTICLE 4 - SUBORDINATION OF THE NOTES. 19

4.01 Agreement to Subordinate 19
4.02 Distribution on Insolvency or Winding-up 19
4.03 Subrogation of Notes 21
4.04 No Payment to Holders if Senior Indebtedness Due or in Default 21
4.05 Payment of Notes Permitted 22
4.06 Subordination Not to be Impaired 23
4.07 Obligations Created by Article 4 23
4.08 No Set-Off 24
4.09 Amendments to Note Indenture or Notes 24
4.10 Authorization of Holders to Trustee to Effect Subordination 24
4.11 Additional Subordination Agreements 24

ARTICLE 5 - COVENANTS OF THE CORPORATION 25

5.01 Positive Covenants 25
5.02 Trustee May Perform Covenants 26
5.03 To Pay Trustee's Remuneration 26
5.04 Negative Covenants 27

ARTICLE 6 - DEFAULT 27

6.01 Events of Default 27
6.02 Acceleration of Maturity 29
6.03 Remedies 29
6.04 Remedies not Exclusive 30
6.05 Costs 30
6.06 Delay 30
6.07 No Recourse Against Other Parties 30
6.08 Notice of Events of Default 30
6.09 Waiver of Default 31
6.10 Enforcement by the Trustee 31
6.11 No Suits by Holders 32
6.12 Application of Monies Received by Trustee 33
6.13 Distribution of Proceeds 33
6.14 Judgment Against the Corporation 34

ARTICLE 7 - – SATISFACTION AND DISCHARGE 34

7.01 Payment of Principal Amount 34
7.02 Non-Presentation of Notes 35
7.03 Repayment of Unclaimed Monies 35
7.04 Discharge 35

ARTICLE 8 - SUCCESSOR CORPORATIONS 35

8.01 Successor Corporations 35
8.02 Vesting of Powers In Successor Corporation ... 36

ARTICLE 9 - MEETINGS OF HOLDERS 36

9.01 Right to Convene Meeting 36
9.02 Notice of Meetings 37
9.03 Chairperson 37
9.04 Quorum 37
9.05 Power to Adjourn 37
9.06 Show of Hands 38
9.07 Poll 38
9.08 Voting 38
9.09 Regulations 38
9.10 Persons Entitled to Attend Meetings 39
9.11 Powers Exercisable by Extraordinary Resolution 39
9.12 Meaning of "Extraordinary Resolution" 42
9.13 Powers Cumulative 42
9.14 Minutes 43
9.15 Instrument In Writing 43
9.16 Binding Effect of Resolutions 43
9.17 Evidence of Rights of Holders 43

ARTICLE 10 - NOTICES 44

10.01 Notice 44

ARTICLE 11 - CONCERNING THE TRUSTEE 45

11.01 No Conflict of Interest 45
11.02 Replacement of Trustee 45
11.03 Duties of Trustee 46
11.04 Reliance Upon Declarations 48
11.05 Evidence and Authority to Trustee 48
11.06 Certificate of the Corporation as Evidence 50
11.07 Experts, Advisers and Agents 50

11.08 Trustee May Deal In Notes 51
11.09 Investment of Monies Held by Trustee 51
11.10 Trustee Not Ordinarily Bound 52
11.11 Trustee Not Required to Register 52
11.12 Trustee Not Required to Give Security 52
11.13 Trustee Not to Be Appointed Receiver 52
11.14 Trustee Not Bound to Act on Corporation's Request 52
11.15 Conditions Precedent to Trustee's Obligations to Act Hereunder 53
11.16 Authority to Carry on Business 53
11.17 Acceptance of Trust 53
11.18 Trustee Protected in Acting 53
11.19 Trustee will Disburse Only Monies Deposited 54
11.20 Trustee's Cheque to Satisfy Liability 54
11.21 Trustee's Custody of Financial Statements 54
11.22 Failure to Deliver Certificates 54
11.23 Duties and Obligations of Trustee 54

ARTICLE 12 - SUPPLEMENTAL INDENTURES 54

12.01 Supplemental Indentures 54

ARTICLE 13 - TRUST INDENTURE LEGISLATION 55

13.01 Trust Indenture Legislation 55

ARTICLE 14 - EXECUTION AND FORMAL DATE 56

14.01 Formal Date 56
14.02 Successors and Assigns 56
14.03 Further Assurances 56
14.04 Execution 56
14.05 Amendment 56
14.06 Facsimile Execution 57

SCHEDULE "A" – FORM OF NOTE AND TRUSTEE'S CERTIFICATE
SCHEDULE "B" – FORM OF REDEMPTION NOTICE

NOTE INDENTURE

THIS NOTE INDENTURE, made effective as of the 1st day of October, 2004 by and between ESPRIT ACQUISITION CORP., a corporation established pursuant to the laws of Canada (the "**Corporation**"), and COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company established pursuant to the laws of Canada (the "**Trustee**"),

WHEREAS:

A. the Corporation is desirous of acquiring all of the shares of Esprit from the Trust pursuant to the Arrangement and of financing such acquisition by the creation and issuance of 11% Notes and No-Interest Notes (collectively, the 11% Notes and the No-Interest Notes, along with any Additional Notes created hereunder, the "**Notes**") to be constituted and issued as provided for in this Note Indenture;

B. the Corporation, under the laws relating thereto, is duly authorized to create and issue the Notes as herein provided;

C. all necessary corporate proceedings have been taken and conditions complied with to make the creation and issuance of the Notes proposed to be issued hereunder and this Note Indenture legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation;

D. immediately following the execution and delivery of this Note Indenture, the Corporation intends to issue Notes to the Trust in accordance with the terms of the Arrangement;

E. the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE this Note Indenture witnesseth and it is hereby covenanted, agreed and declared as set forth below.

ARTICLE 1 - INTERPRETATION

1.01 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

(a) "**11% Notes**" means the unsecured, subordinated 11% promissory notes in an unlimited principal amount issued hereunder and outstanding and entitled to the benefits hereof.

(b) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9 and the regulations promulgated thereunder, as amended from time to time;

(c) "**Additional Notes**" means any series of unsecured and subordinated notes of the Corporation which may be issued hereunder, in an unlimited amount and bearing interest at a rate determined by the Corporation (and set out in the supplemental indenture, Certified Resolution or Certificate of the Corporation creating and issuing such additional notes) and maturing on the Maturity Date (unless otherwise indicated in the supplemental indenture, Certified Resolution or certificate of the Corporation creating and issuing such additional notes) and entitled to the benefits hereof;

(d) "**Affiliate**" has the meaning attributed to it in the ABCA;

(e) "**Arrangement**" means the arrangement under Section 192 of the *Canada Business Corporations Act* as set forth in the Plan of Arrangement;

(f) "**Authorized Investments**" has the meaning attributed to it in subsection 11.09(a);

(g) "**Borrowed Money**" means, in respect of any Person, all the Person's indebtedness, obligations and liabilities in respect of (i) borrowed money; (ii) bonds, debentures, notes or other similar instruments; (iii) the purchase price of any property or services which is not due within ninety (90) days of delivery or installation of such property or delivery of an invoice or account in respect of such services; (iv) reimbursement obligations with respect to letters of credit, bankers' acceptances or similar facilities issued for its account; (v) Swaps; and (vi) guarantees, indemnities and other similar assurances in respect of Borrowed Money (as hereinbefore defined);

(h) "**Business Day**" means any day, other than a Saturday, Sunday, statutory holiday or day when the principal office of the Trustee in the City of Calgary is not generally open to the public for the transaction of business;

(i) "**Capital Lease Obligation**" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles;

(j) "**Certificate of the Corporation**", "**Order of the Corporation**", "**Request of the Corporation**", "**Written Direction of the Corporation**" and "**Consent of the Corporation**" mean, respectively, a written certificate, order, request, direction and consent signed in the name of the Corporation by any director or officer of the Corporation, and may consist of one or more instruments so executed;

(k) "**Certified Resolution**" means a copy of a resolution of the Corporation certified by the Corporate Secretary or an Assistant Secretary or any other officer designated by the Chief Executive Officer, President or Chairperson of the Board for such purpose to have been duly passed by the Directors and to be in full force and effect on the day of such certification unless otherwise noted therein;

(l) "**Common Shares**" means the common shares in the capital of the Corporation, as such shares were constituted on the date of execution and delivery of this Note Indenture or as subsequently consolidated or subdivided, or any other shares or securities resulting from a reclassification, subdivision, consolidation, or change of such shares;

(m) "**Corporation**" means Esprit Acquisition Corp., a corporation incorporated pursuant to the ABCA with an office in the City of Calgary, in the Province of Alberta, and the corporation resulting from the amalgamation of Esprit Acquisition Corp. and Esprit pursuant to the Plan of Arrangement to be known as "Esprit Exploration Ltd." and includes any successor corporation to or of the Corporation which shall have complied with the provisions of Article 8;

(n) "**Corporation's Auditors**" or "**Auditors of the Corporation**" means KPMG LLP, or an independent nationally recognized firm of chartered accountants duly appointed as auditors of the Corporation;

(o) "**Counsel**" means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Corporation and/or the Trust, retained, employed, engaged or appointed by the Trustee or retained, employed, engaged or appointed by the Corporation and acceptable to the Trustee where the context so indicates;

(p) "**Default**" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

(q) "**Director**" means a member of the board of directors of the Corporation for the time being and "**Directors**", "**Board of Directors**" or "**Board**" means the board of directors of the Corporation or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Directors of the Corporation for the time being, and reference to "**action by the Directors**" means action by the directors of the Corporation as a board or, whenever duly empowered, action by the said executive committee as such committee;

(r) "**Environmental Laws**" means all federal, provincial, state, municipal, county, local and other laws, statutes, codes, ordinances, by-laws, rules, regulations, policies, guidelines, certificates, approvals, permits, consents, directions, standards, judgments, orders and other authorizations, as well as common law, civil and other jurisprudence or authority, in each case domestic or foreign, having the force of law at any time relating in whole or in part to any Environmental Matters and any permit, order, direction, certificate, approval, consent, registration, licence or other authorization of any kind held or required to be held in connection with any Environmental Matters;

(s) "**Environmental Matters**" means:

(i) condition or substance, heat, energy, sound, vibration, radiation or odour that may affect any component of the earth and its surrounding

atmosphere or affect human health or any plant, animal or other living organism; and

(ii) any waste, toxic substance, contaminant or dangerous good or the deposit, release or discharge of any thereof into any component of the earth and its surrounding atmosphere;

(t) "**Esprit**" means Esprit Exploration Ltd., a corporation amalgamated pursuant to the *Canada Business Corporations Act* with an office in the City of Calgary, in the Province of Alberta;

(u) "**Event of Default**" means any of the events of default referred to in Section 6.01;

(v) "**Extraordinary Resolution**" has the meaning attributed to it in Sections 9.12 and 9.15;

(w) "**Holders**" means the Person(s) from time to time being entered in the Registers hereinafter referred to as Holders of Notes;

(x) "**Interest Payment Date**" in respect of an Interest Period means the date that is no later than the last Business Day of each Interest Period, provided that the Maturity Date shall be the Interest Payment Date for any Interest Periods preceding the Maturity Date in respect of which an Interest Payment Date has not occurred, and provided further that in the event any Note shall be partially or totally redeemed at any time prior to the Maturity Date, then for such Notes, the Redemption Date shall be an Interest Payment Date for any Interest Periods in respect of which an Interest Payment Date has not occurred;

(y) "**Interest Period**" means the period beginning on (and including) the Issue Date and ending on (and including) October 31, 2004 in the case of Notes with an Issue Date prior to such time, and the end of the month next succeeding the Issue Date in the case of any Notes with an Issue Date after such time, and each successive period beginning on (and including) the first day of each month and ending on (and including) the last day of such month; provided that the final Interest Period shall end on (but exclude) the Maturity Date (unless the principal amount owing on any such Note shall not have been repaid) and in the event any Note shall be partially or totally redeemed at any time prior to the Maturity Date then the period beginning on (and including) the first day of the month in which such partial or total redemption occurs to but excluding the date such partial or total redemption occurs shall be an Interest Period;

(z) "**Interest Rate**" means in respect of the 11% Notes, the interest rate of 11% per annum or, in respect of any Additional Notes, such amount as determined by the Corporation and set out in the supplemental indenture, Certified Resolution or Certificate of the Corporation creating such Additional Notes, in each case calculated as hereinafter provided;

(aa) "**Issue Date**" means in respect of any Note, the date of issuance thereof;

(bb) "**Liabilities**" has the meaning attributed to it in subsection 11.03(e);

(cc) "**Maturity Date**" means October 1, 2014, or, in respect of any Additional Notes, such other dates as determined by the Corporation and set out in the supplemental indenture, Certified Resolution or Certificate of the Corporation creating such Additional Notes, in each case subject to extension or redemption as provided in Article 3;

(dd) "**No-Interest Notes**" means the unsecured, subordinated, non-interest bearing promissory notes in an unlimited principal amount issued hereunder and outstanding and entitled to the benefits hereof;

(ee) "**Note Indenture**", "**Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Note Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(ff) "**Noteholders' Request**" means an instrument signed in one or more counterparts by the Holder(s) of a majority of the principal amount of the Notes outstanding requesting the Trustee to take some action or proceeding specified therein; provided that if the Trust holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes, a Noteholders' Request must be executed by the Trust to be of force or effect hereunder;

(gg) "**Notes**" means the 11% Notes, the No-Interest Notes and any Additional Notes issued or to be issued hereunder and outstanding and entitled to the benefits hereof;

(hh) "**Person**" means an individual, firm, trust, trustee, syndicate, corporation, partnership, association, government or governmental agency;

(ii) "**Plan of Arrangement**" means the Plan of Arrangement set forth as Exhibit One to the Arrangement Agreement made the 16th day of August, 2004 among Esprit, ProspEx Resources Ltd., the Corporation, Esprit ExchangeCo Ltd. and the Trust, as amended or amended and restated from time to time;

(jj) "**Redemption Amount**" has the meaning attributed to it in Section 3.02;

(kk) "**Redemption Date**" means, with respect to any Note to be redeemed hereunder, the date specified for the redemption of such Note in the Redemption Notice;

(ll) "**Redemption Notice**" has the meaning attributed to it in Section 3.04;

(mm) "**Register(s)**" has the meaning attributed to it in subsection 2.06(a);

(nn) "**Representatives**" has the meaning attributed to it in subsection 11.03(e);

(oo) "**Senior Indebtedness**" means all indebtedness, obligations and liabilities of the Corporation in respect of Borrowed Money (including principal, interest, interest on amounts in default, penalties, fees, indemnifications, reimbursements, damages and the deferred purchase price of property), other than:

(i) indebtedness evidenced by the Notes;

(ii) for avoidance of doubt, indebtedness to trade creditors; and

(iii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Notes;

(pp) "**Subsidiary**" or "**Subsidiary Corporation**" means any corporation of which more than 50% of the outstanding Voting Shares are owned, directly or indirectly, by or for the Corporation, provided that the ownership of such shares confers the right to elect at least a majority of the Board of Directors of such corporation and includes any corporation in like relation to a Subsidiary;

(qq) "**successor corporation**" has the meaning attributed to it in Section 8.01;

(rr) "**Successor Trustee**" has the meaning attributed to it in subsection 11.02(b);

(ss) "**Swaps**" means and includes all swap, hedging, derivatives transaction and other arrangements (including commodity purchase and sale agreements, whether settled by physical or financial delivery) made by the Corporation (including any assumed by the Corporation by contract, operation of law or otherwise), from time to time, in respect of commodity prices, interest rates or rates of exchange of currencies the purpose of which is to mitigate or eliminate exposure or fluctuations in prices of commodities, interest rates, rates of exchange of one currency for another and includes guarantees, either direct or indirect, by the Corporation of any swap, hedging and other arrangements made by Persons wholly-owned, directly or indirectly, by the Corporation or the Trust;

(tt) "**Time of Expiry**" means 4:30 p.m. (Calgary time) on the Maturity Date;

(uu) "**Transfer**" means a form of transfer in the form and substance of the form of transfer attached to the Notes;

(vv) "**Trust**" means Esprit Energy Trust, a trust established under the laws of the Province of Alberta;

(ww) "**Trust Trustees**" means the trustees of the Trust;

(xx) "**Trustee**" means Computershare Trust Company of Canada, a trust company established under the laws of Canada and authorized to do business in the Province of Alberta with an office in the City of Calgary, in the Province of

Alberta, or its successor or successors and permitted assigns for the time being as trustee of the trusts created hereunder; and

(yy) **"Voting Shares"** means shares of any class in the capital of any corporation carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares unless such event shall have occurred and be continuing, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event.

1.02 Meaning of "Outstanding"

(a) Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until:

(i) it has been cancelled; or

(ii) it has been delivered to the Trustee for cancellation; or

(iii) monies for the payment thereof have been set aside by the Corporation and received by the Trustee for that purpose in accordance with the provisions of Section 7.01 of this Note Indenture.

(b) Notes which have been partially redeemed or purchased by the Corporation shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof.

(c) When a new Note has been issued in substitution for a Note pursuant to Section 2.08, only one of such Notes shall be counted for all purposes, including for the purpose of determining the aggregate principal amount of Notes outstanding.

(d) For the purposes of any provision of this Note Indenture entitling Holders to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Corporation or any of its Subsidiaries shall be disregarded except:

(i) for the purpose of determining whether the Trustee shall be protected in acting and relying on any such vote, consent, requisition, instrument or other action only the Notes which the Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii) Notes so owned which have been pledged in good faith other than to the Corporation or any of its Subsidiaries shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Notes in its discretion free from the control of the Corporation or any of its Subsidiaries.

1.03 Headings

The division of this Note Indenture into Articles, Sections, subsections, paragraphs and subparagraphs, the provision of a Table of Contents, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Note Indenture. The terms "hereof", "herein", "hereunder" and similar expressions refer to this Note Indenture and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Note Indenture.

1.04 Interpretation

Words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders. Where the word "including" or "includes" is used in this Note Indenture it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, exhibit, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under the documents.

A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.

1.05 Accounting Principles

Wherever in this Note Indenture reference is made to generally accepted accounting principles, such reference shall be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Note Indenture or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.06 Currency

Except as otherwise provided herein, all payments contemplated herein and in the Notes shall be paid in Canadian funds, by wire transfer, bankers' draft or cheque and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.07 Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.08 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.09 Per Annum Calculations

Unless otherwise stated, whenever in this Note Indenture reference is made to a rate "per annum" or a similar expression is used, such rate shall be calculated on the basis of a calendar year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be.

1.10 Interest Calculation

Interest payable on any Interest Payment Date shall be deemed to have accrued from day to day for the number of days comprising the Interest Period to which such Interest Payment Date relates.

1.11 Language

Les parties aux présentes ont exigés que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en la langue anglaise. The parties hereto have required that this Note Indenture and all documents and notices resulting herefrom be drawn up in the English language.

ARTICLE 2 - THE NOTES

2.01 Issue of Notes

(a) The aggregate principal amount of 11% Notes, No-Interest Notes and Additional Notes authorized to be created and issued under this Note Indenture shall be unlimited. 11% Notes and No-Interest Notes may be executed by the Corporation and, forthwith after such execution, shall be delivered to the Trustee and delivered to or to the order of the Holder pursuant to a written direction of the Corporation. In certifying such Notes, the Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(i) a Written Direction of the Corporation requesting certification and delivery of such Notes and setting forth delivery instructions;

(ii) an opinion of Counsel that all requirements imposed by this Note Indenture or by law in connection with the proposed issue of such Notes have been complied with, subject to the delivery of certain documents or instruments specified in this opinion; and

(iii) a Certificate of the Corporation certifying that the Corporation is not in default under this Note Indenture, that the conditions for certification and delivery of the Notes have been complied with subject to the delivery of any documents or instruments specified in such certificate and that no Event of Default exists or will exist upon such certification and delivery.

(b) The Corporation may from time to time create and issue one or more series of Additional Notes, in an unlimited amount, by executing a supplemental indenture or delivering a Certified Resolution or Certificate of the Corporation to the Trustee prior to the issuance of the Additional Notes. The supplemental indenture, Certified Resolution or Certificate of the Corporation will set out the terms and conditions of the Additional Notes, not inconsistent with the provisions of this Note Indenture, including, without limitation, designating the series of Additional Notes (which shall distinguish the Additional Notes from the 11% Notes and the No-Interest Notes), stating the rate at which the Additional Notes of the series shall bear interest, if any, stating the maturity date for the Additional Notes, and stating that the Additional Notes of the series shall be governed by the terms and conditions of this Note Indenture.

(c) In the event that the Corporation issues any series of Additional Notes, they shall be executed by the Corporation and, forthwith after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered to or to the order of the Corporation pursuant to a Written Direction of the Corporation. In certifying such Additional Notes, the Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(i) an executed supplemental indenture, Certified Resolution or Certificate of the Corporation by or pursuant to which the terms of such Additional Notes are established;

(ii) a Written Direction of the Corporation requesting certification and delivery of such Additional Notes and setting forth delivery instructions;

(iii) an opinion of Counsel that all requirements imposed by this Note Indenture or by law in connection with the proposed issue of Additional Notes have been complied with, subject to the delivery of certain documents or instruments specified in this opinion; and

(iv) a Certificate of the Corporation certifying that the Corporation is not in default under this Note Indenture, that the conditions for certification and delivery of the Additional Notes have been complied with subject to the

delivery of any documents or instruments specified in such certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.02 Terms of Notes

(a) The Notes shall be dated as of their respective Issue Dates, shall mature on their respective Maturity Dates and, if interest bearing, shall bear interest from and including their respective Issue Dates at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, payable monthly on each Interest Payment Date for the Interest Period relating to such Interest Payment Date.

(b) Subject to Article 4, as interest becomes due on the Notes, the Corporation shall cause such interest (less any tax required by law to be withheld therefrom) to be paid on or before the Interest Payment Date to the Holder either by cheque or bank draft sent by prepaid ordinary mail payable to or to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, or as the Holder otherwise directs. In the case of joint Holders, the cheque or bank draft shall be payable or issued to or to the order of all such joint Holders and addressed to them at the last address or account appearing on the Register, as the case may be, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or bank draft shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt or destruction of any cheque, bank draft or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or bank draft for like amount upon being furnished with such evidence of non-receipt or destruction as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

(c) If the Trustee is responsible for payment in respect of interest on any Notes (except at maturity or on redemption, in which case interest shall be paid on presentation and surrender of such Notes for payment), the Corporation shall (i) if the payment of such interest is to be effected by cheque sent by prepaid ordinary mail, cause sufficient monies (to be delivered by the Corporation to the Trustee by certified cheque or by wire transfer) to be received by the Trustee payable upon receipt, at least three (3) Business Days prior to each Interest Payment Date, in respect of such Notes and cause such cheque to be sent by prepaid ordinary mail, and (ii) if such payment is not effected by cheque, cause sufficient monies (to be delivered by the Corporation to the Trustee by certified cheque or by wire transfer) to be received by Trustee, payable upon receipt, at least one Business Day prior to each Interest Payment Date in respect of such Notes and cause such interest to be paid by other transfer of funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by law to be withheld therefrom), in each case payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the

Register, unless the Holder otherwise directs; provided that upon receipt by the Trustee of funds (to be delivered by the Corporation to the Trustee by certified cheque or otherwise by wire transfer) at least one Business Day before the Interest Payment Date, the Corporation may, with the consent of the Holder, instruct the Trustee to effect such payment by wire transfer to the Holder on the Interest Payment Date.

(d) Notwithstanding anything contained herein, the Corporation may, in lieu of sending or causing to be sent any such cheque, enter into an agreement with a Holder or with the person for whom such Holder is acting as nominee providing for the payment to such Holder of the principal of and/or interest on such Holder's Notes by electronic funds transfer or by any other method at a place or places other than the place or places specified herein and in such Notes as the place or places for such payment and shall provide a certified copy of, or relevant extract from, any such agreement to the Trustee. Any payment of the principal of and interest on any such Note at such other place or places pursuant to such agreement shall, notwithstanding any other provision of this Note Indenture, be valid and binding on the Corporation, the Trustee and the relevant Holders of Notes.

(e) Notwithstanding anything contained herein, the Corporation may enter into an agreement with the Holder of a Note or with the Person for whom such Holder is acting as nominee providing for the payment to such Holder of the principal of and interest on such Note at a place or places other than the place or places specified herein and in such Note as the place or places for such payment. Any payment of the principal of and interest on any such Note at such other place or places pursuant to such agreement shall, notwithstanding any other provision of this Note Indenture, be valid and binding on the Corporation, the Trustee and such Holder.

2.03 <u>Form and Signatures of Notes</u>

(a) The Notes shall be issued only as fully registered Notes in a minimum denomination of ten ($10) dollars and for amounts above such minimum, only in integral multiples of ten ($10) dollars. The Notes (including the certificate of the Trustee endorsed thereon) shall be substantially in the form set forth in Schedule "A" hereto. In the event of there being any discrepancy between the terms as stated in the Notes and this Note Indenture, the terms of this Note Indenture or any supplemental indenture, Certified Resolution or Certificate of the Corporation shall prevail. The Notes shall bear such distinguishing letters and numbers as the Trustee may approve and may include a translation into the French language. The Notes may be engraved, lithographed or printed, partly in one form and partly in another, as the Corporation with the approval of the Trustee may determine.

(b) The Notes shall be signed (either manually or by facsimile signature) by any one of the following: the Chief Executive Officer, President, any Vice-President, the Corporate Secretary, or the Assistant Secretary of the Corporation. A facsimile signature upon any of the Notes shall for all purposes of this Note Indenture be

deemed to be the signature of the Person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Trustee shall not be by facsimile signature. Notwithstanding that any Person whose signature, either manual or in facsimile, may appear on a Note is no longer, at the date of this Note Indenture or at the date of a Note or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Corporation and the Holder thereof shall be entitled to the benefits of this Note Indenture.

2.04 Certification

(a) No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in Schedule "A" hereto (or in some other form approved by the Trustee). Such certification on any Note shall be conclusive evidence as against the Corporation that such Note is duly issued, is a valid, binding and legal obligation of the Corporation and the Holder is entitled to the benefits hereof.

(b) The certification of the Trustee on the Notes shall not be construed as a representation or warranty by the Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes or as to the performance by the Corporation of its obligations under this Note Indenture and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof (other than the disbursement of amounts received from the Corporation in respect of payment of interest or principal of any Redemption Amount pursuant to the terms hereof). The certification of the Trustee on the Notes shall, however, be a representation and warranty by the Trustee that the Notes have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Note Indenture.

2.05 Notes to Rank Pari Passu

The Notes may be issued in such amounts, to such Persons and on such terms not inconsistent with the provisions of this Note Indenture as the Corporation by Written Direction of the Corporation directs, at par. Each Note as soon as issued or negotiated, subject to the terms hereof, will be a general unsecured obligation of the Corporation. Each Note shall rank *pari passu* to all existing and future indebtedness of the Corporation other than (i) existing and future Senior Indebtedness, and (ii) indebtedness which by its terms ranks junior to the Notes. Each Note shall entitle the Holder to the benefits hereof, equally and proportionately, without discrimination, preference or priority whatsoever, as if all of the Notes had been issued and negotiated simultaneously.

2.06 Registration of Notes

(a) The Corporation shall, at all times while any Notes are outstanding, cause to be kept by the Trustee or other registrar at the principal office of the Trustee in the

City of Calgary and in such other place or places and by the Trustee or such other registrars, if any, as the Corporation with the approval of the Trustee may designate, registers ("**Register(s)**") in which shall be entered the names and addresses of each of the Holders and particulars of the Notes held by them respectively, and of all transfers of Notes. No transfer of a Note or any right to receive principal or interest hereunder shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate Registers or noted on such Note by the Trustee or other registrar.

(b) The Registers or other applicable registrar, shall, at all reasonable times during the regular business hours of the Trustee, be open for inspection by the Corporation, or the Trustee or any Holder upon prior written notice. Every registrar (including the Trustee) shall from time to time when requested so to do in writing by the Corporation or the Trustee furnish the Corporation or Trustee with a list of the names and addresses of Holders entered on the Register or Registers kept by such registrar and showing the principal amount and certificate numbers of the Notes held by each such Holder.

(c) Subject to Section 2.10, the Holder may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of this Section 2.06, in accordance with such reasonable regulations as the Trustee and/or other registrar may prescribe and subject to payment of the costs referred to in subsection 2.09(b) hereof.

(d) Neither the Corporation nor the Trustee shall be required to transfer or exchange any Notes on any Interest Payment Date or during a period of five (5) Business Days immediately preceding any Interest Payment Date or immediately preceding any selection by the Trustee of Notes to be redeemed.

(e) None of the Trustee, any other registrar or the Corporation shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note and the Trustee, any other registrar or the Corporation may transfer any Note on the written direction of the Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(f) Except in the case of the Register required to be kept at the Trustee's principal office in the City of Calgary, the Corporation, with the approval of the Trustee, may at any time close any Register upon which the registration of any Note appears and transfer the records thereof to another existing Register or to a new Register and thereafter such Notes shall be deemed to be registered on such existing or new Register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes prior to such transfer.

2.07 Persons Entitled to Payment

(a) The Holder, for the time being, of any Note shall be entitled to the principal monies and due and unpaid interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof and all Persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate Registers as the absolute owner of such Note free from all equities or rights of set-off or counterclaim between the Corporation and his transferor or any previous Holder thereof, save with respect to equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(b) Delivery to the Trustee by a Holder, or the receipt of such Holder for, the principal monies and due and unpaid interest evidenced by such Note, respectively, shall be a good discharge to the Corporation, which shall not be bound to enquire into the title of such Holder, save as required by a court of competent jurisdiction or as required by statute. Other than with respect to the Trust, none of the Corporation, the Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(c) In the case of the death of one or more joint Holders, the principal monies of, and due and unpaid interest, if any, on, any Notes may be paid to the survivor or survivors of such Holders whose receipt thereof, accompanied by the delivery of such Note and any other documentation the Trustee may require, shall constitute a valid discharge to the Trustee, any registrar, the Corporation and any paying agent.

2.08 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall be mutilated, lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Corporation and the Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable charges and expenses incidental to the issuance of any substituted Note. Any Note issued under the provisions of this Section 2.08 in lieu of any Note alleged to be lost, destroyed or stolen shall be equally and proportionately entitled to the benefits of this Note Indenture with all other Notes

issued under this Note Indenture. All mutilated or defaced Notes surrendered to the Indenture Trustee under this Section 2.08 shall be cancelled by the Trustee.

2.09 Exchanges of Notes

(a) Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Trustee or at the offices of any registrar where Registers are maintained for the Notes pursuant to the provisions of Section 2.06. Any Notes tendered for exchange shall be surrendered to the Trustee or appropriate registrar and shall be cancelled.

(b) Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(c) Notwithstanding the foregoing provisions of this Section 2.09, no charge shall be made to a Holder thereunder for any exchange or transfer of any Note applied for within a period of thirty (30) days from the date hereof.

2.10 Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to the terms of this Note Indenture, and any applicable laws and any required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes.

2.11 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether on the Maturity Date or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.12 Trustee Not Bound to Make Enquiries

The Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to rely and act upon the said resolutions, opinions, certificates and other documents. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

ARTICLE 3 - EXTENSION AND REDEMPTION

3.01 Extension

Prior to the Maturity Date, the Board of Directors shall review the status of the Corporation's and its Subsidiaries' assets and the economic conditions relating to the business and the industry within which they operate. If this review, in the opinion of the Board of Directors, indicates that it is likely that the indebtedness of the Corporation evidenced by the Notes could be refinanced on the same terms and conditions upon maturity of the Notes, then, provided such extension is approved by the Holders by Extraordinary Resolution no later than ninety (90) days before the Maturity Date, the Maturity Date shall be extended for an additional period of up to ten (10) years. If no such Extraordinary Resolution is passed on or before ninety (90) days previous to the Maturity Date then the Maturity Date shall not be so extended.

3.02 Redemption of Notes; Notice to Trustee

From time to time and in any event no less frequently than annually, the Board of Directors shall review the status of the Corporation's and Subsidiary's assets and the economic conditions relating to the business of the Corporation and its Subsidiaries and the industry within which they operate. If from this review, the opinion of the Board of Directors, indicates at the time of such analysis that it is unlikely that the indebtedness of the Corporation evidenced by the Notes could be refinanced on the same terms and conditions, then the Corporation may, provided same is approved by the Trust and, if there are then any Holders other than the Trust, by the Holders by Extraordinary Resolution and is not restricted by the subordination provisions set out in Article 4 hereof or by the terms of any Senior Indebtedness, commence redemption of all or any portion of the Notes for an amount equal to the Redemption Amount such that, in the opinion of the Board of Directors, the Notes will be fully repaid on or before the Maturity Date. In such an event, the Corporation's available cash shall be utilized to the extent required to fund such redemptions. In addition, if the Corporation has available cash, but is prohibited from declaring or paying a distribution or making a return of capital under applicable Laws, the Board of Directors may redeem the Notes to the extent of that available cash. Except as set out above, the Notes shall not be redeemable at the option of the Corporation or by the Holders of the Notes prior to the Maturity Date. In the event that the Corporation is to commence redemption of all or any portion of the Notes pursuant to this Section 3.02 and there is more than one Holder thereof, the Notes shall be redeemed as near as may be *pro rata* as between the Holders, based upon the aggregate principal amount of Notes held by them (rounded, if necessary to the nearest ten dollars ($10)).

3.03 Places of Payment

The Redemption Amount will be payable upon presentation and surrender of the Notes called for redemption at any of the places where a register is maintained and at any other places specified in the notice of redemption.

3.04 Notice of Redemption

Notice of redemption of Notes shall be given to Holders of the Notes called for redemption at least ten (10) days prior to the Redemption Date (the "**Redemption Notice**")

substantially in the form set forth in Schedule "B" hereof and in the manner provided in Section 10.01 hereof. Such Redemption Notice shall specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the Redemption Amount, the places of payment, and, if less than all outstanding Notes are to be redeemed, the identification (and in the case of partial redemption, the respective principal amounts) of the Notes to be redeemed and shall state that, subject to Section 3.05, interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date.

3.05 Notes Due on Redemption Date

Upon a Redemption Notice being given in accordance with Section 3.04, the Redemption Amount with respect to the Notes so to be redeemed shall be and become due and payable on the Redemption Date specified in such notice and with the same effect as if it were the Maturity Date of such Notes, the provisions hereof or of any such Notes notwithstanding, and, from and after such Redemption Date, interest shall cease, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Notes at any of the places specified in Section 3.03 on or after the Redemption Date and prior to the setting aside of the Redemption Amount pursuant to Article 7.

3.06 Deposit of Redemption Monies

Upon Notes being called for redemption as provided for in Section 3.04 hereof, the Corporation shall deposit with the Trustee or any paying agent to the order of the Trustee or for the account of the Trustee, on or prior to the Redemption Date specified in the Redemption Notice, such sums as are sufficient to pay the Redemption Amount of the Notes which are to be redeemed on such Redemption Date (less any tax required to be deducted, if any). The Trustee shall pay or cause to be paid to the Holders, upon surrender of the Notes, the Redemption Amount thereof from the sums so deposited.

3.07 Failure to Surrender Notes Called for Redemption

If the Holder of any Notes called for redemption in accordance with Section 3.04 should, within thirty (30) days from the Redemption Date, fail to surrender any of such Notes or fail within such time to (a) accept payment of the Redemption Amount payable in respect thereof or (b) give such receipt thereof, if any, as the Trustee may require, such Redemption Amount shall be set aside in trust for such Holder, in accordance with Article 7, and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and, to that extent, such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right, as of the Redemption Date, except to receive payment out of the monies so paid without interest thereon, upon the surrender of its Notes.

3.08 Less than all Notes Redeemed

If less than all of the Notes outstanding are to be redeemed, each Holder shall have a proportion of the Notes held by such Holder redeemed equal to the proportion which the aggregate principal amount of the Notes to be redeemed is to the aggregate principal amount of all Notes outstanding at such time, rounded, if necessary, to the nearest whole multiple of ten dollars ($10) of principal amount of Notes held by such Holder.

3.09 No Other Prepayment, Repurchase or Redemption

The Notes will not be purchased by the Corporation, repaid or redeemed prior to the Maturity Date except:

(a) as provided in this Article 3;

(b) upon the occurrence of an Event of Default; or

(c) as considered advisable by the Board of Directors of the Corporation with consent of the Trust and the Holders by Extraordinary Resolution and provided that such repurchase, repayment or redemption is not restricted by the subordination provisions contained in Article 4 hereof or the terms of any Senior Indebtedness.

In addition, a Note may be cancelled at the written direction of the Holder of such Note to the Trustee requesting cancellation.

3.10 Cancellation of Purchased Notes

All Notes redeemed or purchased in whole or in part pursuant to this Article 3 shall be forthwith delivered to and cancelled by the Trustee and may not be reissued or resold and no Notes shall be issued in substitution therefor.

ARTICLE 4 - SUBORDINATION OF THE NOTES

4.01 Agreement to Subordinate

The Corporation covenants and agrees, and each Holder, by its acceptance of the Notes, likewise agrees, that the payment of the principal of, premium, if any, and any interest on the Notes is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all existing and future Senior Indebtedness.

4.02 Distribution on Insolvency or Winding-up

In the event of: (i) any insolvency or bankruptcy case or proceeding (including proceedings under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada), or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith relative to either the Corporation or to its creditors, as such, or to any of its assets, (ii) any liquidation, dissolution or other winding up of the Corporation, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (iii) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Corporation (any of the foregoing events in clauses (i), (ii), or (iii), a "**Proceeding**"), then, and in any such event:

(a) the holders of all Senior Indebtedness remaining unpaid shall be entitled to receive payment thereof in full (including interest accruing after the commencement of any such Proceeding at the rate specified in the instrument or

agreement evidencing the Senior Indebtedness, whether or not such interest is an allowable claim in any such Proceeding) before the Holders are entitled to receive any payment upon the principal of, premium, if any, and interest on indebtedness evidenced by the Notes from the Corporation;

(b) any payment by, or distribution of assets of, the Corporation of any kind or character, whether in cash, property or securities, to which the Holders or the Trustee would be entitled except for the provisions of this Article 4 shall be paid by the Person making such payment or distribution, whether the liquidator, agent or other agent or a trustee in bankruptcy or a receiver or otherwise, directly to the holders of all Senior Indebtedness or their representative(s), or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay in full all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof;

(c) in the event that, notwithstanding the foregoing, any payment by, or distribution of assets of, the Corporation of any kind or character, whether in cash, property or securities, shall be received by the Trustee or the Holders before all Senior Indebtedness is paid in full, such payment or distribution shall be held in trust for the benefit of, and shall be paid over to, the holders of such Senior Indebtedness or their representative(s) or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness in respect thereof; and

(d) any payments or distributions paid over to the holders of Senior Indebtedness pursuant to subsection 4.02(c) and not applied in reduction of the amounts owing to the Holders hereunder shall be deemed not to have discharged any of the obligations of the Corporation hereunder (and, to the extent that by operation of applicable law they are treated as doing so, the Corporation covenants to indemnify the Holders on demand from and against any loss suffered or incurred by them in consequence thereof).

Upon any payment or distribution of assets of the Corporation referred to in this Article 4, the Trustee and the Holders shall be entitled to call for and to act and rely upon a certificate, addressed to the Trustee or to the Holders, of the Person making any such payment or distribution for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Corporation, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 4.

4.03 Subrogation of Notes

Subject to the payment in full of all Senior Indebtedness, the rights of the Holders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Corporation made in respect of and on account of Senior Indebtedness, to the extent of the application thereto of monies or other assets which would have been received by the Holders but for the provisions of this Article 4, until the principal amount of, premium, if any, and interest on the Notes shall be paid in full. No payment or distribution of assets of the Corporation to the Holders which would otherwise be payable or distributable to the holders of Senior Indebtedness pursuant to this Article 4 shall, as between the Corporation, its creditors (other than the holders of Senior Indebtedness) and the Holders, be deemed to be a payment by the Corporation to or on account of the Holders, it being understood that the provisions of this Article 4 are, and are intended, solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of the Senior Indebtedness, on the other hand. Nothing contained in this Article 4 or elsewhere in this Note Indenture or in the Notes is intended to or shall impair, as between the Corporation and its creditors (other than the holders of Senior Indebtedness and the Holders), the obligation of the Corporation, which is unconditional and absolute, to pay to the Holders the principal amount of, premium, if any, and interest on the Notes, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Holders and creditors of the Corporation other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the Holder of any Note from exercising all remedies otherwise permitted by applicable law upon default under this Note Indenture, subject to the rights, if any, under this Article 4, of the holders of Senior Indebtedness upon the exercise of any such remedy.

4.04 No Payment to Holders if Senior Indebtedness Due or in Default

(a) Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then, except as hereinafter otherwise provided, all principal of, premium, if any, and interest on all such matured Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment on account of principal of, premium, if any, and interest on the Notes is made.

(b) Upon the occurrence of a default or an event of default with respect to any Senior Indebtedness, as defined therein or in the instrument creating the same, then, unless and until such default or an event of default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Notes or otherwise) shall be made by the Corporation with respect to the principal of, premium, if any, or interest on the Notes. In the event that, notwithstanding the foregoing, the Corporation shall make any payment of principal of, premium, if any, or interest on the Notes after the happening of such a default or an event of default, then, except as hereinafter otherwise provided, unless and until such default or an event of default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and if and when such Senior Indebtedness shall have become due and payable shall be paid over to, the holders of the Senior Indebtedness or their representative(s) or to the trustee under any indenture under which any instruments evidencing any of the

Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof.

(c) The fact that any payment which is required to be made pursuant to this Note Indenture or the Notes is prohibited by this Section 4.04 shall not prevent the failure to make such payment from being an Event of Default hereunder.

(d) The Corporation shall not grant and the Trustee and the Holders shall not be entitled to receive any mortgage, charge, hypothec, assignment, pledge or other security interest against any of the property, assets or undertaking of the Corporation or any of its respective Subsidiaries or Affiliates without the prior written consent of the holders of the Senior Indebtedness.

(e) Upon any default by the Corporation under this Note Indenture or the occurrence of any Event of Default, neither the Trustee nor any Holder shall be entitled to take or commence any action, suit, remedy or proceedings (whether judicial or extrajudicial) against the Corporation or any of its property, assets or undertaking to collect or enforce payment of the principal and interest on the Notes or any other amounts owing under this Note Indenture or to enforce the performance of any other covenant or obligation of the Corporation under this Note Indenture or the Notes (including, without limitation, any action or proceeding for the payment of the Notes, the appointment of a liquidator or receiver of the Corporation or any of its property, assets or undertaking or for the winding up of the Corporation) unless and until the Senior Indebtedness has been paid in full; provided however that the foregoing shall in no way prohibit, restrict or prevent the Trustee from taking such action as may be necessary to preserve the claims of the Trustee and/or the Holders under the Notes and this Note Indenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any bankruptcy, reorganization or insolvency proceedings commenced by or against the Corporation and exercising its rights (including to vote) as an unsecured creditor in connection with or under any bankruptcy, reorganization or insolvency proceedings commenced by or against the Corporation).

4.05 <u>Payment of Notes Permitted</u>

(a) Nothing contained in this Note Indenture or in any of the Notes shall, subject always to Section 4.01, prevent the Corporation at any time, except under the conditions described in Section 4.04 or during the continuance of any insolvency or winding-up as referred to in subsection 4.02(a), from making payments at any time of the principal of, premium, if any, or interest on the Notes.

(b) Until written notice shall be given to the Trustee by the Corporation or on behalf of any holder of any Senior Indebtedness of the occurrence of any default or an

event of default with respect to such Senior Indebtedness or of the existence of any other facts which would have the result that any payment with respect to the Notes would be in contravention of the provisions of this Article 4, the Trustee shall be entitled to assume that no such default or an event of default has occurred, or that no such facts exist; and nothing in this Note Indenture shall prevent the Trustee from applying any monies received by it pursuant to this Note Indenture prior to the receipt by it of such written notice, to the purposes for which the same were received, notwithstanding the occurrence or continuance of a default with respect to, or the existence of such facts with respect to, such Senior Indebtedness.

4.06 Subordination Not to be Impaired

No right of any present or future holder of any Senior Indebtedness of the Corporation to enforce the subordination as herein provided for in this Article shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any act or failure to act, in good faith, by any such holder, or by any non-compliance by the Corporation with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

4.07 Obligations Created by Article 4

Each of the Corporation and the Trustee agrees, and each Holder by its acceptance of a Note likewise agrees, that:

(a) the provisions of this Article 4 are an inducement and consideration to each holder of Senior Indebtedness to give or continue credit to the Corporation or others or to acquire Senior Indebtedness;

(b) each holder of Senior Indebtedness may accept the benefit of this Article 4 on the terms and conditions set forth in this Article 4 by giving or continuing credit to the Corporation or others or by acquiring Senior Indebtedness, in each case without notice to the Trustee and without establishing actual reliance on this Article 4;

(c) each obligation created by this Article 4 is created for the benefit of the holders of Senior Indebtedness and is hereby declared to be created in trust for those holders by the Corporation, the Trustee and each Holder of a Note and shall be binding on the Corporation, the Trustee and each Holder of a Note whether or not the confirmation described in Section 4.10 is requested, executed or delivered; and

(d) in the event of any creditor proceedings, the indebtedness represented by the Notes is not to be classified with any Senior Indebtedness for voting or distribution, which means that holders of Senior Indebtedness will vote separately from the holders of Notes in respect of any restructuring or arrangement proposal regarding the Corporation.

4.08 No Set-Off

Each of the Corporation and the Trustee agrees, and each Holder of a Note, by his acceptance thereof, likewise agrees, that it shall have no rights of set-off or counterclaim with respect to the principal of, premium, if any, and interest on the Notes at any time when any payment of, or in respect of, such amounts to the Trustee or the Holders is prohibited by this Article 4 or is otherwise required to be paid to the holders of Senior Indebtedness or their representative(s) or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear.

4.09 Amendments to Note Indenture or Notes

Each of the Corporation and the Trustee agrees, and each Holder, by its acceptance thereof, likewise agrees, not to make any changes to this Note Indenture or the Notes, including this Article and the definition of Senior Indebtedness, which materially prejudice the rights of the holders of Senior Indebtedness under this Article 4 without the consent of each holder of Senior Indebtedness, or their representative(s) or the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued.

4.10 Authorization of Holders to Trustee to Effect Subordination

Each Holder, by its acceptance thereof, authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination provided for in this Article 4 and appoints the Trustee his attorney-in-fact for any and all such purposes, including the execution and delivery by the Trustee of confirmations that the holder or holders of any Senior Indebtedness are entitled to all the rights and benefits of this Article 4 and of subordination agreements in favour of the holders of any Senior Indebtedness on such terms as are reasonably required by the holders of such Senior Indebtedness (or the representative thereof or trustee thereof). Forthwith upon the request of any holder of Senior Indebtedness or its representative or the trustee under any indenture under which any instruments evidencing any Senior Indebtedness may have been issued, the Trustee shall execute and deliver to the Person making that request a form of such confirmation or, with the advice of counsel, any such subordination agreement, on its own behalf and on behalf of all Holders.

4.11 Additional Subordination Agreements

(a) Each Holder of a Note by such Holder's acceptance thereof agrees to take such action as may be necessary or appropriate to enter into contractual subordination agreements (as amended or restated from time to time, "**Subordination Agreements**") with one or more holders of Senior Indebtedness or their representative for their benefit which may include terms in implementation of and/or in addition to the provisions of this Note Indenture including provisions to bind any transferee of a Note to the terms hereof.

(b) Without limiting or restricting the provisions of this Note Indenture, each Holder, by such Holder's acceptance of a Note, acknowledges and agrees to be bound by the provisions of any Subordination Agreements including, without limitation, the Trust Subordination Agreement to be dated on or about October 1, 2004, as

amended or restated from time to time, between Esprit Energy Trust, the Corporation and Canadian Imperial Bank of Commerce (on behalf of itself and as agent on behalf of certain other lenders under those certain Credit Agreements to be dated as of October 1, 2004 between the Corporation, Canadian Imperial Bank of Commerce and certain other lenders, as amended, restated, extended or replaced from time to time), notwithstanding that the terms thereof are different from, and in addition to, those contained in this Note Indenture.

ARTICLE 5 - COVENANTS OF THE CORPORATION

5.01 Positive Covenants

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders that so long as any Notes remain outstanding it will:

(a) subject to: (i) the terms of any subordination agreement entered into by the Trustee pursuant to Article 4; and (ii) the terms of any Senior Indebtedness, duly and punctually pay and cause to be paid to the Holders the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein and for such purpose fund the account by way of a wire transfer of funds, certified cheque or bank draft adequate to effect such payments no later than 10:00 a.m. (Calgary time) on the date due;

(b) except as otherwise contemplated herein, maintain its corporate existence and carry on and conduct and cause to be carried on and conducted its business and that of its Subsidiaries in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence;

(c) keep and cause its Subsidiaries to keep proper books of account in accordance with generally accepted accounting principles;

(d) furnish the Trustee with copies of, and will provide directly to each Holder of Notes requesting same, all interim financial statements and annual audited (consolidated, if applicable) financial statements prepared by the Corporation, and the report, if any, of the Corporation's Auditors thereon at the same time such statements and reports are furnished to any stock exchange, securities commission or other regulatory authority;

(e) notify the Trustee in writing promptly upon becoming aware of any Default or Event of Default hereunder and specify what action it is taking or proposes to take with respect thereto;

(f) give to the Trustee written notice, including reasonably detailed particulars, of any action, suit or proceeding, commenced against the Corporation or any of its Subsidiaries before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could

reasonably be expected to result in any material adverse change in the business, or the operations, prospects or assets or in the condition, financial or otherwise, of the Corporation and any Subsidiary;

(g) it will pay or discharge or cause to be paid or discharged, before the same shall become delinquent all material taxes, assessments and governmental charges levied or imposed upon the Corporation or upon the income, profits or property of the Corporation which, if unpaid, might by law become a lien upon the property of the Corporation provided, however, that the Corporation shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate Proceedings;

(h) it will comply in all material respects with all laws applicable to its respective properties or any part thereof or to the operation of its business, in any case, the non-compliance with which could reasonably be expected to have a material adverse effect on the business, operations, prospects, assets, condition, financial or otherwise, of the Corporation; and

(i) do, observe and perform or cause to be done, observed or performed all of the obligations of the Corporation and any Subsidiary under all agreements, leases, contracts and indentures, Environmental Laws and all matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance could reasonably be expected to give rise to a material adverse effect on the business or the operations, prospects or assets or the condition, financial or otherwise of the Corporation or any Subsidiary, including, without limitation, all requirements to monitor, assess and resolve any risk of environmental liability, including but not limited to, the removal of all contaminants, if any, as identified.

5.02 <u>Trustee May Perform Covenants</u>

If the Corporation fails to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 6.08) need not, notify the Holders of such failure or may, in its discretion, but need not, perform any of such covenants capable of being performed by it. If any such covenant requires the payment or expenditure of money, it may, in its discretion, but need not, make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Corporation in the manner provided in Section 5.03, but no such performance or payment by the Trustee shall be deemed to relieve the Corporation from default or its continuing obligations hereunder.

5.03 <u>To Pay Trustee's Remuneration</u>

The Corporation will, from time to time, pay the Trustee's reasonable remuneration for its services hereunder together with all costs incurred by the Trustee pursuant to Article 11 and will

repay to the Trustee on demand all expenses, disbursements and monies which shall have been paid by the Trustee in and about the administration or execution of the trusts hereby created including, without limitation, the reasonable compensation of advisors and assistants not regularly in its employ, legal fees and expenses on a solicitor and his own client basis and all costs incurred by the Trustee in complying with any laws applicable to it as a result of its duties as Trustee hereunder, acting reasonably, both before and after default hereunder until all duties of the Trustee hereunder have been fully and finally performed, with interest at a rate per annum equal to the then current rate of interest charged by the Trustee to its corporate customers, from thirty (30) days after the issuance of the invoice from the Trustee to the Corporation with respect to such expenditure until repayment, and such monies and the interest thereon, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to any payment in respect of the principal of, premium, if any, and interest accrued on the Notes. The remuneration and repayment referred to in the preceding sentence of this Section 5.03 shall continue to be payable until the trusts hereunder shall be finally wound up and whether or not the trusts under this Note Indenture shall be in the course of administration by or under the direction of the court.

5.04 Negative Covenants

(a) Except as permitted by Article 8, neither the Corporation nor any Subsidiary will enter, directly or indirectly, into any transaction or group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Corporation or any Subsidiary of the Corporation), except upon fair and reasonable terms no less favourable to the Corporation or Subsidiary than would be obtainable in a comparable arm's-length transaction with a Person not an Affiliate (which determination, if made by the Board of Directors of the relevant Person, shall be conclusive).

(b) Except as set forth in Article 8, the Corporation shall not, nor shall it permit any of its Subsidiaries to sell all or substantially all of its assets.

ARTICLE 6 - DEFAULT

6.01 Events of Default

It shall be an "**Event of Default**" if:

(a) the Corporation defaults in the repayment of the principal amount of the Notes or of any Note on the Maturity Date;

(b) the Corporation defaults in the payment of any interest due on the Notes on an Interest Payment Date and such default continues unremedied for a period of sixty (60) days;

(c) the Corporation fails to pay at maturity or payment has been accelerated under the provisions of any material instrument, indenture or document evidencing

indebtedness by the Corporation for borrowed money having a principal amount outstanding in excess of one million dollars ($1,000,000) and such default continues after the applicable grace period, specified therein, if any, provided that if any such default shall be cured by the Corporation or waived by the holders of the indebtedness concerned and any such acceleration of the maturity thereof shall be rescinded by such holders, then the default hereunder shall be deemed likewise to be cured or waived and any declaration that the Notes are due and payable shall likewise be deemed to be cancelled;

(d) any judgment or order for the payment of money in excess of one million dollars ($1,000,000) is rendered against the Corporation or any of its Subsidiaries and either (i) enforcement proceedings have been commenced by a creditor upon the judgment or order, or (ii) there is any period of thirty (30) consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect;

(e) a decree or order of a court having jurisdiction is entered adjudging the Corporation or any of its Subsidiaries a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency, debtor's relief or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Corporation or any of its Subsidiaries, or appointing a receiver of, or of any substantial part of the property of, the Corporation or any of its Subsidiaries or ordering the winding-up or liquidation of the affairs of the Corporation or any of its Subsidiaries, and any such decree or order continues un-stayed and in effect for a period of forty-five (45) days;

(f) a resolution is passed for the winding-up or liquidation of the Corporation or any of its Subsidiaries or if the Corporation or any of its Subsidiaries institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of or of any substantial part of the property of the Corporation or such Subsidiary or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(g) the Corporation shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Trustee to the Corporation specifying such default and requiring the Corporation to rectify the same (which notice may be given by the Trustee, in its discretion, and shall be given by the Trustee upon receipt of a Noteholders' Request) the Corporation shall fail to rectify such default within a period of sixty (60) days, unless the Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee;

(h) any encumbrancer takes possession of any part of the property of the Corporation or any of its Subsidiaries which, in the reasonable opinion of the Trustee acting and relying on the advice of counsel, is all or substantially all of the property of the Corporation and its Subsidiaries taken as a whole, or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Corporation or a Subsidiary or for any part of the Corporation's or a Subsidiary's property which, in the reasonable opinion of the Trustee acting and relying on the advice of counsel, is all or substantially all of the property of the Corporation and its Subsidiaries taken as a whole; and

(i) the Corporation shall cease to carry on in the ordinary course its business or a substantial part thereof and the Trustee is made aware of same by notice to it in writing.

6.02 <u>Acceleration of Maturity</u>

Subject to receiving the consent of the Trust when required under subsection 6.03(b), upon the occurrence of an Event of Default, the Trustee may in its discretion and shall upon receipt of a Noteholders' Request and funding and indemnity as contemplated by Section 6.03, by notice in writing to the Corporation, declare the principal of and interest on all Notes then outstanding and all other monies payable or outstanding hereunder or thereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding, but subject always to the terms of Article 4 hereof and to any subordination agreement entered into by the Trustee pursuant to Article 4, and the Corporation shall forthwith pay to the Trustee for the benefit of the Holders such principal, accrued and unpaid interest and all other monies outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other monies until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations under the Notes and any monies so received by the Trustee shall be applied in the manner provided in Section 6.12.

6.03 <u>Remedies</u>

(a) Whenever an Event of Default has occurred the Holder(s) of the majority in principal amount of the Notes outstanding may, by Noteholder's Request, and having indemnified and funded the Trustee to its reasonable satisfaction against all costs, expenses and liabilities to be incurred cause the Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding-up or other proceedings relative to the Corporation, provided however, that the Trustee's right to proceed may be limited in the manner specified in subsection 6.03(b), and by the provisions of any subordination agreement entered into by the Trustee pursuant to Article 4 hereof.

(b) Notwithstanding anything contained in this Note Indenture, neither the Trustee nor the Holders shall take any steps or actions with respect to an Event of Default (except providing the notice contemplated under Section 6.08) without the prior written consent of the Trust at any time that the Trust holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes. Until such time as it receives evidence to its satisfaction to the contrary, the Trustee shall be entitled to assume that the Trust holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes.

6.04 Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 6 shall be exclusive of or dependent on any other such remedy, but any one or more of such remedies may from time to time be exercised independently or in combination.

6.05 Costs

The Corporation shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon, at a rate equal to the then current rate of interest charged by the Trustee to its corporate customers, from thirty (30) days after the date of the issuance of the invoice from the Trustee to the Corporation with respect to such costs until the date payment thereof is received by the Trustee.

6.06 Delay

No delay or omission of the Trustee or any Holder to exercise any remedy shall impair any such remedy or be construed to be a waiver of default hereunder or acquiescence herein.

6.07 No Recourse Against Other Parties

Neither the Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Corporation for the payment of the principal or interest under any or all of the Notes or on any covenant, agreement, representation or warranty of the Corporation contained herein or in the Notes.

6.08 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within thirty (30) days after it becomes aware of the occurrence of such Event of Default give notice of such Event of Default to the Holders in the manner provided in Section 10.01; provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Noteholders' Request, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Corporation in writing.

6.09 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by Noteholders' Request, to instruct the Trustee to waive any Event of Default and the Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such Noteholders' Request; and

(b) the Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee's reasonable opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable;

provided that no act or omission either of the Trustee or of the Holders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

6.10 Enforcement by the Trustee

(a) Subject to the provisions of Section 6.09 and to the provisions of any Extraordinary Resolution that may be passed by the Holders, in the event the Corporation shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 6.02, the principal and interest on all Notes outstanding, together with any other amounts due hereunder, the Trustee, subject to receiving the consent of the Trust in the circumstances described in subsection 6.03(b) and subject to any subordination agreement entered into by the Trustee pursuant to Article 4, may, in its discretion and shall upon receipt of a Noteholders' Request, and upon being indemnified and funded to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee hereunder to obtain or enforce payment of the principal and interest on all Notes then outstanding together with any other amounts due thereunder, by such proceedings authorized by this Note Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Trustee acting and relying, on the advice of counsel, shall deem expedient.

(b) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the

claims of the Trustee and of the Holders allowed in any insolvency, bankruptcy, liquidation or other judicial or creditor proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding Notes shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the Holders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that nothing contained in this Note Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any rights of any Holder.

(c) The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

6.11 No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (i) such Holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; (ii) the Holders by Noteholders' Request shall have made a request to the Trustee and the Trustee shall have been

afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds or security therefor and an indemnity satisfactory to the Trustee to cover the costs, expenses and liabilities to be incurred therein or thereby; and (iv) the Trustee shall have failed to act within a reasonable time of receipt of such notification and request and funding or offer of indemnity and such notification and request and funding or offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceedings. Despite the foregoing, if the Trust holds all of the Notes, it may commence proceedings in its own name.

6.12 Application of Monies Received by Trustee

Except as herein otherwise expressly provided (including Article 4 hereof), any money received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 6, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Trustee available for such purpose as follows:

(a) first, in payment or in reimbursement of the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in connection with the administration and execution of its trusts under, or otherwise in lawful relation to, this Note Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter in this Section 6.12 provided, in payment, ratably and proportionately to the Holders in the following priority namely: first, accrued and unpaid interest and interest on amounts in default; and thereafter, principal; unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to subsection 6.12(b) above with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Note pledged for value and in good faith to a Person other than the Corporation or any Subsidiary, but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held provided that the Trustees may conclusively rely on a Certificate of the Corporation as to what Notes are directly or indirectly held for the Corporation or any Subsidiary, and in the absence of such Certificate the Trustee may proceed as if no Notes are directly or indirectly held by the Corporation or any Subsidiary.

6.13 Distribution of Proceeds

Payments to Holders pursuant to subsection 6.12(b) shall be made as follows:

(a) at least fifteen (15) days' notice of every such payment shall be given in the manner provided in Section 10.01 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal, interest and any other monies payable thereunder;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such evidence of loss and indemnity being given to it as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d) the Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereof such amount as the Trustee may think necessary to provide for the payments mentioned in subsection 6.12(a), is insufficient to make a distribution of at least five (5%) percent of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 11.09 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall not apply to a final payment or distribution hereunder.

6.14 Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

ARTICLE 7 — SATISFACTION AND DISCHARGE

7.01 Payment of Principal Amount

The principal amount and any interest due upon maturity of any Note outstanding shall be paid (less any applicable withholding tax) by the Corporation to the Trustee on the Maturity Date for payment to the Holder upon presentation and surrender of the Note by the Holder to the

Trustee at the principal office of the Trustee in the City of Calgary. Upon payment of the principal amount together with any accrued and unpaid interest the Note shall be cancelled by the Trustee.

7.02 Non-Presentation of Notes

In the event the Holder of any Note shall fail to surrender the same on the Maturity Date or shall not accept payment of the monies payable with respect thereto or give such receipt therefor, if any, as the Trustee may require, such monies shall be set aside by the Trustee in trust for such Holder, and no interest shall be payable to such Holder in respect of such monies and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside, and to that extent such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the monies so set aside upon surrender and delivery up of such Note.

7.03 Repayment of Unclaimed Monies

Any monies set aside under Section 7.02 and not claimed by and paid or delivered to Holders as provided in Section 7.02 within six (6) years after the date of such setting aside shall be repaid or returned to the Corporation by the Trustee on written demand and thereupon the Trustee shall be released from all further liability with respect to such monies and thereafter the Holders with respect to which such monies were so repaid to the Corporation shall have no rights with respect thereto except to obtain payment or delivery of the monies due thereon from the Corporation up to such time as the right to proceed against the Corporation for recovery of such monies has become by statute barred under the laws of the Province of Alberta.

7.04 Discharge

The Trustee shall at the request of the Corporation release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee) upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Notes and all other monies or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 8 - SUCCESSOR CORPORATIONS

8.01 Successor Corporations

Other than pursuant to the Plan of Arrangement, the Corporation shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), whereby all or substantially all of its

undertaking, property and assets would become the property of any other Person or, in the case of such amalgamation or merger, of the continuing corporation resulting therefrom unless:

(a) such other Person or continuing corporation is a corporation (herein called the "**successor corporation**") incorporated under the laws of Canada or any province thereof;

(b) the successor corporation shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the successor corporation of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the successor corporation to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Note Indenture;

(c) such transaction shall, to the satisfaction of the Trustee, and in the opinion of Counsel, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Trustee or the Holders hereunder and upon terms not materially prejudicial to the interests of the Holders; and

(d) no condition or state of facts shall exist as to the Corporation or the successor corporation, either after the consummation of any such transaction and after giving full effect thereto or immediately after the successor corporation complying with the provisions of subsection 8.01(b) above, which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

8.02 Vesting of Powers In Successor Corporation

Upon the implementation of the Plan of Arrangement or whenever the conditions of Section 8.01 have been duly observed and performed, the successor corporation shall be bound by the covenants and obligations of the Corporation under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Corporation under this Note Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of such successor corporation.

ARTICLE 9 - MEETINGS OF HOLDERS

9.01 Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time and the Trustee shall on receipt of a request of the Corporation or a Noteholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing

within ten (10) days after receipt of any such request and such funding and indemnity to give notice convening a meeting, the Corporation or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Trustee.

9.02 Notice of Meetings

At least twenty-one (21) days' notice of any meeting shall be given to the Holders by the Corporation or the Trustee, as the case may be, in the manner provided in Section 10.01 and a copy thereof shall be sent by courier to the Trustee, unless the meeting has been called by it. Such notice shall state the time and place the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting.

9.03 Chairperson

An individual, who need not be a Holder, nominated in writing by the Trustee shall be chairperson of the meeting and if no individual is so nominated, or if the individual so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose an individual present to be chairperson.

9.04 Quorum

Subject to the provisions of Section 9.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing a majority of the principal amount of the Notes outstanding. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned pursuant to a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place, to the extent possible, and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the principal amount of the Notes outstanding. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting other than an adjourned meeting unless the required quorum is present at the commencement of business.

9.05 Power to Adjourn

The chairperson of any meeting at which a quorum of the Holders is present may, with the consent of the Holders of a majority of the principal amount of the Notes represented thereat, adjourn any such meeting and no notice of the adjourned meeting need be given except such notice, if any, as the meeting may prescribe.

9.06 Show of Hands

Every question submitted to a meeting shall, subject to Section 9.07, be decided in the first instance by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairperson of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him or the Holder whose proxy he holds.

9.07 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairperson or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairperson shall direct. Resolutions other than Extraordinary Resolutions shall, if a poll is taken, be decided by the votes of the Holders of a majority of the principal amount of the Notes represented at the meeting and voted on the poll.

9.08 Voting

Holders may attend and vote at all meetings of the Holders either in person or by proxy. On a show of hands every Person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each ten dollar ($10) principal amount of Notes of which it shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but if more than one of them shall be present in person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

9.09 Regulations

The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any Person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited;

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of

such instruments appointing proxies to be delivered, mailed or telecopied before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d) generally for the calling of meetings of Holders and the conduct of business thereat.

Any regulations so made shall be binding and effective on the Holders and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

9.10 Persons Entitled to Attend Meetings

The Corporation and the Trustee (by their respective employees, officers and directors) and the legal advisors of the Corporation, the Trustee and any Holder, and any other Person permitted by the chairperson to attend, may attend any meeting of the Holders, but such parties shall, unless otherwise entitled to do so, not be entitled to vote at such meeting.

9.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) the power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Trustee (subject to the Trustee's prior written consent, such consent not to be unreasonably withheld) against the Corporation, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b) the power to assent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c) the power to sanction any scheme for the recapitalization, reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other Person or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary with respect to the Arrangement or any other such transaction if the provisions of Section 8.01 shall have been complied with;

(d) the power to direct or authorize the Trustee, subject to the receipt by the Trustee of sufficient funds or security therefor and an indemnity satisfactory to the Trustee to cover its costs, expenses or liabilities, to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) the power to waive and direct the Trustee to waive any Default or Event of Default hereunder or cancel any declaration made by the Trustee pursuant to Section 6.02 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) the power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g) the power to direct any Holder who has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same, upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith if the taking of such suit, action or proceeding shall have been permitted by Section 6.11;

(h) the power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(i) the power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in any such Extraordinary Resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee and the Trustee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee and the Trustee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be Holders. Every such committee may elect its chairperson and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) the power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or

the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) the power to authorize the Trustee or any other Person or persons to (i) bid at any sale of the Corporation's properties or assets or any part thereof, (ii) to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), (iii) to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any corporation formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations pursuant to the provisions of subsection 9.11(j), (iv) until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and (v) otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;

(l) the power to remove the Trustee from office and to appoint a new trustee or trustees;

(m) subject to the provisions of Sections 3.02 and 7.01 power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, notes or other securities or obligations of the Corporation or of any corporation formed or to be formed;

(n) the power to authorize the Corporation and the Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest, the payment with respect to which is extended, is at the time due or overdue;

(o) the power to assent to any request of the Corporation to effect any extension of the Maturity Date or early redemption of the Notes under Article 3; and

(p) the power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 9.11(i).

9.12 Meaning of "Extraordinary Resolution"

(a) The expression "**Extraordinary Resolution**" when used in this Note Indenture means, subject as hereinafter in this Article 9 provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 9 at which the Holders of a majority in principal amount of the Notes outstanding are present in person or by proxy and passed by the affirmative votes of the Holders of not less than sixty-six and two-thirds (66⅔%) percent of the principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

(b) If, at any meeting referred to in subsection 9.12(a), the Holders of a majority in principal amount of the Notes outstanding are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if summoned by a Noteholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten (10) days nor more than twenty (20) days later, and to such place and time, all as may be determined by the chairperson. Not less than five (5) days' notice shall be given of the time and place of such adjourned meeting to the Holders in the manner provided in Section 10.01. Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 9.12(a), shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c) Voting on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to

time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

9.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairperson of the meeting at which such resolutions were passed or proceedings had, or by the chairperson of the next succeeding meeting of the Holders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

9.15 Instrument In Writing

All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 9 provided may also be taken and exercised by the Holders of sixty-six and two-thirds (66⅔%) percent of the principal amount of all the outstanding Notes, by an instrument in writing signed in one or more counterparts and the expression "**Extraordinary Resolution**" when used in this Note Indenture shall include an instrument so signed.

9.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 9.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its funding and indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

9.17 Evidence of Rights of Holders

Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 9 with regard to voting at meetings of Holders) of the holding by any Person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any Person of such request or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made that the Person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 10 - NOTICES

10.01 Notice

Any notice, request, demand or other communication required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, or by transmitting by facsimile (in the case of the Corporation or the Trustee):

(a) to the Corporation at:

900, 606 - 4th Street S.W.
Calgary, AB T2P 1T1

Attention: President
Fax: (403) 213-3735

(b) to a Holder at the address appearing on the Register, and if, in the case of joint Holders, more than one address appears in the Register in respect of such joint holding, notice shall be addressed to the first address so appearing and any notices so given shall be sufficient notice to all Holders or any other Persons (if any) interested in such Notes; or at the option of such party giving notice, such notice may be given by publication twice in the Report on Business section of the National Edition of the *Globe and Mail* or similar section of any newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the Register or Registers are maintained. Accidental error or omission in giving notice to any Holder will not invalidate any action or proceeding founded thereon;

(c) to the Trustee at its principal office in the City of Calgary at:

Suite 710, 530 – 8th Avenue S.W.
Calgary, AB T2P 3S8

Attention: Manager, Corporate Trust
Fax: (403) 267-6598

Any notice, request, demand or other communication given as aforesaid shall be deemed to have been given at the time delivered or faxed (provided complete transmission is confirmed) if delivered or faxed to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located) or, in the case of notice being given by publication, on the next following

Business Day, after publishing such notice twice in the designated newspaper or newspapers. Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

ARTICLE 11 - CONCERNING THE TRUSTEE

11.01 No Conflict of Interest

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder, but if, notwithstanding the provisions of this Section 11.01, such a material conflict of interest exists, the validity and enforceability of this Note Indenture, and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists, but the Trustee shall, within ninety (90) days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 11.02. In the event that such a material conflict of interest exists and is continuing at any time, an interested party may apply to the Court of Queen's Bench of Alberta, for an order that the Trustee be replaced as trustee under this Note Indenture.

11.02 Replacement of Trustee

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation not less than sixty (60) days' notice in writing or such shorter notice as the Corporation may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Holders; failing such appointment by the Corporation, the retiring Trustee or any Holder may apply, at the Corporation's expense, to a Justice of the Alberta Court of Queen's Bench, on such notice as such Justice may direct for the appointment of a new trustee; but any new trustee so appointed by the Corporation or by the Court shall be subject to removal as herein provided by the Holders. Any new trustee appointed under any provision of this Section shall be a corporation authorized to carry on the business of a trust company in all provinces of Canada. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b) Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor trustee (the "**Successor Trustee**") under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the Successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such

Successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the Successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new trustee for more fully and effectively vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new trustee, be made, executed, acknowledged and delivered by the Corporation.

(c) Upon payment of its outstanding fees, the Trustee shall deliver to the Successor Trustee an instrument that, to the satisfaction of the Corporation, is appropriate to transfer all rights and powers of the Trustee hereunder.

(d) The Corporation will give notice to all Holders of any appointment of a Successor Trustee.

11.03 **Duties of Trustee**

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Trustee shall in good faith and in a commercially reasonable manner and in the best interests of the Holders, exercise that degree of care, diligence and skill that a reasonably prudent trustee, appointed in respect of a trust indenture for the purposes of issuing corporate debt obligations, would exercise in comparable circumstances, provided, however, that the Trustee shall have no obligation to inquire as to the performance by the Corporation of its covenants other than securing evidence of compliance provided for in Section 11.05 hereof and no provision of this Note Indenture shall relieve the Trustee from any of its duties under this subsection 11.03(a).

(b) In addition to all other duties of the Trustee set forth herein, at all times while any Notes are outstanding, the Trustee shall, in addition, have the following responsibilities hereunder:

(i) to keep the Corporation's Note ledgers, Registers and branch Registers of transfers and unissued Notes and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Corporation), the Trustee shall:

(A) record the particulars of all transfers of Notes upon the appropriate Register of transfers or branch Register(s) of transfers;

(B) certify and issue Notes to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

(C) maintain the Registers of Holders and make such entries from time to time in the Registers as may be necessary in order that the

account of each Holder of the Corporation may be properly and accurately maintained; and

(D) furnish to the Corporation, but at the Corporation's expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Trustee, including all documents, papers, information and material as it may have and the Corporation may require;

(ii) forthwith upon receipt of sufficient monies from the Corporation, to forward cheques or other transfer of funds by such means as considered appropriate by the Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions of subsection 2.01(c) hereof;

(iii) upon receipt of sufficient monies upon the stated or accelerated maturity of the Notes, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv) to provide the Holders with any such information returns as they may require to comply with any of the obligations imposed upon the Holders under the *Income Tax Act* (Canada) in their capacity as Holders.

(c) All Notes shall be effectively and interchangeably transferable on the appropriate principal Register of transfers or on any appropriate branch Register(s) of transfers, regardless of where or when the Notes shall have been issued, and entry of the transfer of any Notes in the appropriate Register of transfers or in any one appropriate branch Register of transfers shall for all purposes be a complete and valid transfer.

(d) The Trustee may use its own judgment in the performance of its duties as trustee for the Corporation, but at any time it may apply to the Board of Directors of the Corporation or an officer of the Corporation or to Counsel, which may, but need not, be Counsel to the Corporation, at the expense of the Corporation, for instructions or advice, and the Corporation will fully protect and hold the Trustee harmless from all liability and reasonable costs for any action taken, or not taken, by the Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

(e) Subject to the provisions of any applicable laws and except for its acts of gross negligence or willful misconduct, the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Corporation agrees, at all times, to indemnify and save harmless the Trustee and its respective officers, directors, employees, agents, representatives, successors and assigns, (collectively, "**Representatives**"), from and against any and all liabilities, losses, claims, damages, penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements

(including, without limitation, any and all legal and advisor fees and disbursements) (collectively, "**Liabilities**") of whatever kind or nature which may at any time be suffered by, imposed upon, incurred by or asserted against the Trustee and its Representatives, whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Trustee made in connection with its acting as Trustee hereunder. Without limiting the generality of the foregoing, the obligation to indemnify, defend and save harmless in accordance herewith shall apply in respect of Liabilities suffered by, imposed upon, incurred in any way connected with or arising from, directly or indirectly, any Environmental Laws. Notwithstanding any other provision hereof, this indemnity and the obligations provided for in this Section shall survive any termination of the trust created hereby, whether by reason or removal or resignation of the Trustee, termination or discharge of this Note Indenture or otherwise.

(f) The transfer of any Notes in respect of a certificate presented to the Trustee may be refused by it until it is satisfied that such certificate is valid, that the endorsement thereon is genuine and that the transfer requested is legally authorized. The Trustee shall not incur any liability by refusing in good faith to effect any transfer which, in its judgment is improper or unauthorized.

(g) The Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Corporation to the Trustee of all monies owing to the Trustee hereunder, to deliver over to the Corporation, upon receipt of a Written Direction, the Registers and branch Registers maintained by it and any documents connected therewith or with the Corporation transacted hereunder, and a receipt signed by an officer of the Corporation shall be a valid discharge of the Trustee.

11.04 Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or, certificates or other evidence furnished to the Trustee pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture or pursuant to a request of the Trustee. The Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except in the Certificate of the Trustee thereon) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation. The Trustee shall not in any way be responsible for the consequence of any breach on the part of the Corporation or any of the Corporation's covenants contained herein.

11.05 Evidence and Authority to Trustee

(a) The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture,

including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when: (i) such evidence is required by any other Section of this Note Indenture to be furnished by the Trustee in accordance with the terms of this Section 11.05; or (ii) the Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a Certificate of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this Note Indenture;

(ii) in the case of a condition precedent for which compliance is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii) in the case of any such condition precedent for which compliance is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

(d) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include: (i) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question; (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based; (iii) a statement that in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed

therein; and (iv) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

(e) The Corporation shall furnish to the Trustee annually, on the anniversary date of this Note Indenture and at any other reasonable time if the Trustee so requires, its unrestricted certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Note Indenture, the noncompliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such noncompliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Note Indenture.

(f) The Trustee may act and rely, and shall be protected in acting and relying absolutely, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, facsimile transmission or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

11.06 Certificate of the Corporation as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely absolutely upon a Certificate of the Corporation.

11.07 Experts, Advisers and Agents

The Trustee may:

(a) in relation to this Note Indenture, rely absolutely and act and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, auditor, valuator, engineer, surveyor, appraiser or other expert or advisor, whether obtained by the Trustee or by the Corporation, or otherwise, and may employ such assistants or experts as may be necessary to the proper determination and discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ or retain such counsel, accountants, appraisers, engineers, agents, experts and other advisors as it may reasonably require for the purpose of determining and discharging its duties hereunder, and may pay reasonable remuneration for all services performed by any of them (and shall be entitled to receive reasonable remuneration for all services performed by it) without taxation of costs of any

counsel, and shall not be responsible for any misconduct on the part of any of them. Such costs and expenses shall immediately become and form part of the Trustee's fees hereunder. Any solicitors employed or consulted by the Trustee as Counsel may be, but need not be, solicitors for the Corporation.

11.08 Trustee May Deal In Notes

The Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Corporation or any related corporation or otherwise, without being liable to account for any profits made thereby.

11.09 Investment of Monies Held by Trustee

(a) Upon receipt of a written direction from the Corporation, the Trustee shall invest all funds it holds from time to time pursuant to this Note Indenture in its name in an Authorized Investment in accordance with such direction. Any direction from the Corporation to the Trustee shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. (Calgary time) on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. (Calgary time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Calgary time) the next Business Day. For the purpose of this Section, "**Business Day**" shall not include any day on which banks are not open for business in the City of Calgary. For the purpose hereof, "**Authorized Investments**" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an Affiliate or related party of the Trustee) provided that such obligations are rated at least R1 (middle) by Dominion Bond Rating Service Limited or an equivalent rating service.

(b) In addition to any written direction to invest cash in an Authorized Investment, the Trustee may hold cash balances constituting part or all of the Trust and may, but need not, invest same in its deposit department or the deposit department of one of its Affiliates; but the Trustee and its Affiliates shall not be liable to account for any profit to any parties to this Note Indenture or to any other person or entity other than at a rate, if any, established from time to time by the Trustee or one of its Affiliates.

(c) The Trustee shall not be held liable for any losses incurred in the investment of any funds in Authorized Investments.

(d) Unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Trustee shall, subject to the terms of any subordination agreement entered into by the Trustee pursuant to Article 4, pay over to the Corporation all interest received by the Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

11.10 Trustee Not Ordinarily Bound

Except as provided in Section 6.08 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 11.03, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Trustee shall have been required to do so by a Noteholders' Request or by an Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 9, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing. The Trustee shall not be required to take notice of any Event of Default hereunder, unless and until notified in writing of such Event of Default, which notice shall distinctly specify the Event of Default desired to be brought to the attention of the Trustee, and, in the absence of any such notice, the Trustee may for all purposes of this Note Indenture conclusively assume that no Event of Default has occurred. No such notice shall in any way limit the discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any Event of Default.

11.11 Trustee Not Required to Register

Nothing herein contained shall impose upon the Trustee any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Note Indenture or any instrument ancillary or supplemental hereto.

11.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of this Note Indenture.

11.13 Trustee Not to Be Appointed Receiver

The Trustee and any Person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertakings of the Corporation.

11.14 Trustee Not Bound to Act on Corporation's Request

Except as in this Note Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to rely and act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

11.15 Conditions Precedent to Trustee's Obligations to Act Hereunder

(a) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Note Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Trustee the Notes held by them for which Notes the Trustee shall issue receipts.

11.16 Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust company in all Provinces of Canada. If the Trustee ceases to be so authorized to carry on the business of a trust company, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within ninety (90) days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada either become so authorized or resign in the manner and with the effect specified in Section 11.02.

11.17 Acceptance of Trust

The Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

11.18 Trustee Protected in Acting

The Trustee shall be protected in acting in reliance upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

11.19 Trustee will Disburse Only Monies Deposited

The Trustee will disburse monies according to this Note Indenture only to the extent that monies have been deposited with it.

11.20 Trustee's Cheque to Satisfy Liability

The forwarding of a cheque by the Trustee will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless such cheque is not honoured on presentation; provided that in the event of non-receipt of such cheque by the payee, or loss or destruction thereof, the Trustee upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

11.21 Trustee's Custody of Financial Statements

Upon receipt of financial statements required to be delivered to the Trustee, the Trustee shall, while such statements are current, maintain custody of same and make same available, during the regular business hours of the Trustee, for inspection by Holders on their reasonable written request. No obligation shall rest with the Trustee to analyze such statements, or evaluate the performance of the Corporation as indicated therein, in any manner whatsoever.

11.22 Failure to Deliver Certificates

The Trustee shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or other means.

11.23 Duties and Obligations of Trustee

The duties and obligations of the Trustee shall be determined solely by the provisions hereof and, accordingly, the Trustee shall not be responsible except for the performance of such duties and obligations as it has undertaken herein.

ARTICLE 12 - SUPPLEMENTAL INDENTURES

12.01 Supplemental Indentures

From time to time the Trustee and the Corporation (when the Corporation is so authorized by a resolution of the Directors) may, and they shall when required by this Note Indenture, execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) providing for the creation and issuance of one or more series of Additional Notes under this Note Indenture;

(b) adding to the covenants of the Corporation herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(c) making any additions to, deletions from or alterations of this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Holders;

(d) giving effect to any Extraordinary Resolution passed as provided in Article 9; and

(e) for any other purpose not inconsistent with the terms of this Note Indenture.

The Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this Note Indenture which are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Trustee and the Holders are in no way prejudiced thereby.

ARTICLE 13 -TRUST INDENTURE LEGISLATION

13.01 Trust Indenture Legislation

(a) The expression "**Indenture Legislation**" means the provisions, if any, of Part 7 of the ABCA and any relevant provisions of any other statute of Canada or any province or territory thereof, and of any regulations under any such statute, relating to trust indentures for the purpose of issuing corporate debt obligations and to the rights, duties and obligations of trustees under such trust indentures and of companies issuing debt obligations under such trust indentures, to the extent that such provisions are at the time in force and applicable to this Note Indenture or the Corporation.

(b) The Corporation and the Trustee agree that each will at all times in relation to this Note Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Indenture Legislation.

(c) If and to the extent that any provision of this Note Indenture limits, qualifies or conflicts with any mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

ARTICLE 14 - EXECUTION AND FORMAL DATE

14.01 Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing formal date as set out on the first page hereof irrespective of the actual date of execution hereof.

14.02 Successors and Assigns

The provisions of this Note Indenture shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

14.03 Further Assurances

Each of the parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Note Indenture.

14.04 Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

14.05 Amendment

No amendment, supplement, modification or waiver or termination of this Note Indenture and, unless otherwise specified, no consent or approval by any party, shall be binding unless executed in writing by the party to be bound thereby.

14.06 Facsimile Execution

Execution and delivery of this Note Indenture may be effected by any party by facsimile transmission of the execution page hereof to the other party. A party delivering this Note Indenture by facsimile transmission shall thereafter forthwith deliver to the other party an original execution page hereof with its original execution located thereon; provided, however, that any failure by a party to so deliver such original signature page shall not affect the validity or enforceability hereof by or against that party.

IN WITNESS WHEREOF the parties hereto have executed this Note Indenture by their proper officers duly authorized on their behalf.

ESPRIT ACQUISITION CORP.

Per: (signed) "*Stephen J. Savidant*"
Name: Stephen J. Savidant
Title: President and Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: (signed) "*Dan Sander*"
Name: Dan Sander
Title: Professional, Corporate Trust

Per: (signed) "*Jacky Patterson*"
Name:Jacky Patterson
Title: Relationship Manager

SCHEDULE "A"

FORM OF NOTE

The form for the Notes, the certificate of the Trustee and the registration and transfer panel thereon shall be in the English language substantially as follows, and may include a translation into the French language:

(Form of Note - English Text)

ESPRIT ACQUISITION CORP.
(incorporated pursuant to the laws of Canada)

[•%] UNSECURED SUBORDINATED PROMISSORY NOTE

Certificate Number: ____________________________ $ ____________________________

DUE: [•]

Esprit Acquisition Corp. (herein referred to as the "**Corporation**"), for value received, hereby promises to pay to the registered holder hereof on [•] or on such earlier or later date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $[•] in lawful money of Canada, at the principal office of the Trustee in Calgary, Alberta, **[and to pay interest thereon from and including the Issue Date at the rate of ____% per annum, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date]**.

[As interest becomes due on this Note, but subject to the subordination provisions of the Note Indenture hereinafter described, the Corporation shall cause to be: (i) sent by prepaid ordinary mail a cheque or bank draft or (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Trustee, for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque, bank draft or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque, bank draft or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque, bank draft or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.]

This Note is one of the Notes, in lawful money of Canada, issued under a Note Indenture (herein referred to as the "**Note Indenture**") dated as of October 1, 2004 between the Corporation and Computershare Trust Company of Canada, as Trustee. The aggregate principal amount of Notes which may be authorized under the Note Indenture is unlimited. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of the Notes, the Corporation and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in a minimum denomination of ten dollars ($10) and for amounts above such minimum, only in integral multiples of ten dollars ($10). Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and ratably without priority or preference. This Note is a direct obligation of the Corporation, but is not secured by any mortgage, hypothec, charge or pledge. The debt obligations evidenced by this Note are subordinate to all Senior Indebtedness of the Corporation in accordance with the terms of the Note Indenture, to all of which subordination provisions the registered Holder of this Note, by acceptance hereof, assents.

The Corporation has the right to redeem, purchase or prepay this Note in the manner set forth in the Note Indenture. The Holder hereof does not have the right to require the Corporation to redeem this Note at any time.

The principal hereof may become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the Register to be kept at the principal office of the Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Corporation with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar (if any) may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate Registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture. This Note shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof, the Corporation has caused this Note to be signed by its duly authorized officers as of _______ day of _______________, 20___.

ESPRIT ACQUISITION CORP.

Per: ______________________________
Name:
Title:

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

TRUSTEE'S CERTIFICATE

This Note is one of the Notes referred to in the Note Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA, Trustee

Per: ______________________________
Name:
Title:

Form of Registration

(no writing hereon except by Trustee)

Date of Registration	In Whose Name Registered	Place of Registration	Signature of Trustee or other Registrar

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

____

____

(Please print or typewrite name and address of assignee)

the within Note of Esprit Acquisition Corp. and hereby irrevocably constitutes and appoints ____________________________ as its Attorney to transfer the said Note on the Registers of the **[•%]** unsecured, subordinated promissory notes of the said corporation, with full power of substitution in the premises.

Date: ______________________ ____________________________
(Signature of Transferor)

The signature of the Transferor must correspond with the name written upon the face of this certificate in every particular without alteration or enlargement or change whatsoever.

If the transfer of this security is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and Esprit Acquisition Corp.

The signature must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust company, or by a medallion signature guarantee from a member of a recognized Medallion Signature Guarantee Program.

____
(Signature of Guarantor)

Name of Assignee: ____________________________

Address of Assignee: ____________________________

Social Insurance Number of Assignee: ____________________________

SCHEDULE "B"

FORM OF REDEMPTION NOTICE

ESPRIT ACQUISITION CORP.

[•%] UNSECURED SUBORDINATED PROMISSORY NOTES

REDEMPTION NOTICE

To: Holders of **[•%]** Unsecured Subordinated Promissory Notes (the "**Notes**")
Esprit Acquisition Corp. (the "**Corporation**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 3.04 of the Note Indenture made as of October 1, 2004 between the Corporation and Computershare Trust Company of Canada (the "**Trustee**"), that $**[•]** principal amount of Notes will be redeemed as of **[•]** (the "**Redemption Date**"), upon payment of a redemption amount equal to such $**[•]** principal amount of Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date (the "**Redemption Amount**").

The Redemption Amount will be payable upon presentation and surrender of the Notes called for redemption at the following corporate trust office of the Trustee: Computershare Trust Company of Canada, Suite 710, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8.

[The interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Notes at any of the above-mentioned corporate trust offices on or after the Redemption Date or prior to the setting aside of the Redemption Amount pursuant to the Indenture.]

[If less than all of the Notes of such series are to be redeemed, each Holder of Notes of such series shall have a proportion of the Notes of such series held by such Holder redeemed equal to the proportion which the aggregate dollar amount of Notes of such series to be redeemed is to the aggregate dollar amount of all Notes of such series outstanding, rounded to the next closest $10 of principal amount of Notes held by such Noteholder.]

DATED this _______ day of _____________, 20____.

ESPRIT ACQUISITION CORP.

By: ________________________________

By: ________________________________

ESPRIT ENERGY TRUST

AMENDED AND RESTATED
TRUST INDENTURE

As of September 30, 2004

TABLE OF CONTENTS

ARTICLE I INTERPRETATION 1
1.1 Definitions 1
1.2 References to Acts Performed by the Trust 10
1.3 Tax Act 10
1.4 Gender 10
1.5 Headings for Reference Only 10
1.6 Day Not a Business Day 11
1.7 Currency 11
1.8 Time of the Essence 11
1.9 Governing Law 11

ARTICLE II TRUST INDENTURE 11
2.1 Establishment of the Trust 11
2.2 Initial Contribution 11
2.3 Name of the Trust 11
2.4 Head Office 12
2.5 Nature of the Trust 12
2.6 Rights of Unitholders 12
2.7 Liability of Unitholders 12
2.8 Contractual Obligations of the Trust 13

ARTICLE III ISSUE AND SALE OF TRUST UNITS 14
3.1 Nature of Trust Units 14
3.2 Authorized Number of Trust Units 15
3.3 Issue of Unit to Initial Unitholder 15
3.4 Future Issue of Trust Units 16
3.5 No Fractional Trust Units 16
3.6 No Pre-Emptive Rights 17
3.7 Consolidation of Trust Units 17
3.8 Transferability of Trust Units 17
3.9 Non-Resident Ownership 17
3.10 Special Voting Units 19

ARTICLE IV PURPOSE AND INVESTMENTS OF TRUST 19
4.1 Purpose of the Trust 19
4.2 Mutual Fund Trust 21
4.3 Other Investments 21

ARTICLE V DISTRIBUTIONS 21
5.1 Computation of Distributable Cash Flow of the Trust 21
5.2 Computation of Income and Net Realized Capital Gains 22
5.3 Distributions of Distributable Cash Flow 23
5.4 Other Distributions 23
5.5 Character of Distributions and Designations 24
5.6 Enforceability of Right to Receive Distributions 25
5.7 Method of Payment of Distributions 25
5.8 Withholding Taxes 25
5.9 Tax Act Definitions 26
5.10 Payments of Cash 26

ARTICLE VI REDEMPTION OF TRUST UNITS 26
6.1 Right of Redemption 26
6.2 Exercise of Redemption Right 26
6.3 Cash Redemption 27
6.4 No Cash Redemption in Certain Circumstances 28
6.5 In Specie Redemption 28
6.6 Exercise of the Trust Call Right 29
6.7 Cancellation of Trust Unit Certificates for all Redeemed Trust Units 29

ARTICLE VII TRUSTEES 30
7.1 Number of Trustees 30
7.2 Calling and Notice of Meetings 30
7.3 Place of Meetings 30
7.4 Meetings by Telephone 30
7.5 Quorum 31
7.6 Chairman 31
7.7 Action by the Trustees 31
7.8 Adjourned Meeting 31
7.9 Remuneration and Expenses 31
7.10 Officers 32

ARTICLE VIII APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEES 32
8.1 Qualification of Trustees 32
8.2 Appointment of Trustees 32
8.3 Consent to Act 33
8.4 Failure to Elect Minimum Number of Trustees 33
8.5 Ceasing to Hold Office 33
8.6 Removal of Trustee 34
8.7 Filling Vacancies 35
8.8 Validity of Acts 35

ARTICLE IX CONCERNING THE TRUSTEES 35
9.1 Powers of the Trustees 35
9.2 Specific Powers and Authorities of the Trustees 36
9.3 Voting of Securities Held by the Trust 40
9.4 Restrictions on Trustee's Powers 40
9.5 Banking 42
9.6 Standard of Care and Duties 42
9.7 Fees and Expenses 42
9.8 Limitations on Liability of Trustees 42
9.9 Indemnification of Trustees 43
9.10 Conflicts of Interest 44
9.11 Conditions Precedent 44

ARTICLE X COMMITTEES OF TRUSTEES AND ADMINISTRATOR 45
10.1 Delegation 45
10.2 Procedure 45

ARTICLE XI AMENDMENT 45
11.1 Amendment 45
11.2 Notification of Amendment 47

ARTICLE XII MEETINGS OF UNITHOLDERS 47
12.1 Annual and Special Meetings of Unitholders 47
12.2 Notice of Meetings 47
12.3 Quorum 48
12.4 Voting Rights of Unitholders 48
12.5 Resolutions Binding the Trustees 48
12.6 Meaning of "Special Resolution" 49

12.7 Meaning of "Outstanding" ... 50
12.8 Record Date for Voting ... 50
12.9 Appointment of Inspector ... 51
12.10 Resolutions in Writing ... 51
12.11 Binding Effect of Resolutions ... 51
12.12 No Breach ... 51

ARTICLE XIII CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS ... 52
13.1 Nature of Trust Units ... 52
13.2 Trust Unit Certificates ... 53
13.3 Contents of Trust Unit Certificates ... 54
13.4 Register of Unitholders ... 54
13.5 Transfer of Trust Units ... 55
13.6 Trust Units Held Jointly or in a Fiduciary Capacity ... 56
13.7 Performance of Trust ... 56
13.8 Lost Certificates ... 56
13.9 Death of a Unitholder ... 56
13.10 Unclaimed Interest or Distribution ... 57
13.11 Non-Exclusionary Offers for Units ... 57
13.12 Power of Attorney ... 59

ARTICLE XIV TERMINATION ... 60
14.1 Term of Trust ... 60
14.2 Termination with the Approval of Unitholders ... 60
14.3 Automatic Termination ... 60
14.4 Procedure Upon Termination ... 60
14.5 Powers of the Trustees Upon Termination ... 61
14.6 Sale of Investments ... 61
14.7 Distribution of Proceeds or Assets ... 61
14.8 Further Notice to Unitholders ... 61
14.9 Responsibility of the Trustees after Sale and Conversion ... 62

ARTICLE XV SUPPLEMENTAL INDENTURE ... 62
15.1 Provision for Supplemental Indenture for Certain Purposes ... 62

ARTICLE XVI GENERAL ... 62
16.1 Notices ... 62
16.2 Failure to Give Notice ... 63
16.3 Joint Holders ... 63
16.4 Service of Notice ... 63
16.5 Information Available to Unitholders ... 63
16.6 Income Tax: Obligations of the Trustees ... 64
16.7 Income Tax: Election ... 64
16.8 Income Tax: Deductions ... 64
16.9 Fiscal Year ... 64
16.10 Financial Disclosure ... 64
16.11 Unitholder Meeting Information ... 65
16.12 Taxation Information ... 65
16.13 Power of Attorney to Esprit ... 65
16.14 Execution of Instruments ... 65

ARTICLE XVII AUDITORS ... 65
17.1 Qualification of Auditors ... 65
17.2 Appointment of Auditors ... 66
17.3 Change of Auditors ... 66
17.4 Reports of Auditors ... 66

ARTICLE XVIII MISCELLANEOUS ... 66
18.1 Successors and Assigns ... 66
18.2 Counterparts ... 66
18.3 Severability ... 67

SCHEDULE "A" – TERMS AND CONDITIONS OF CLASS A TRUST UNITS ... A-1
SCHEDULE "B" – TERMS AND CONDITIONS OF CLASS B TRUST UNITS ... B-1
SCHEDULE "C" – FORM OF CERTIFICATE FOR CLASS A TRUST UNITS ... C-1
SCHEDULE "D" – FORM OF CERTIFICATE FOR CLASS B TRUST UNITS ... D-1

ESPRIT ENERGY TRUST

THIS AMENDED AND RESTATED TRUST INDENTURE is made as of this 30th day of September, 2004, by and between **DONALD R. GARDNER**, an individual resident in the Province of Alberta, **JOHN E. PANNETON**, an individual resident in the Province of Ontario, **STEPHEN J. SAVIDANT**, an individual resident in the Province of Alberta, **ERIC SCHWITZER**, an individual resident in the Province of British Columbia, **STEPHEN B. SOULES**, an individual resident in the Province of Alberta and **D. MICHAEL G. STEWART**, an individual resident in the Province of Alberta, as the first trustees (the "**Initial Trustees**") of the trust constituted by this Trust Indenture, and each individual who after the date hereof becomes a trustee of the trust as herein provided (each individual, while a trustee of the trust as herein provided, hereinafter called a "**Trustee**"; and collectively at any time, the individuals each of whom is at that time a Trustee, hereinafter called the "**Trustees**"), and **ROBERT A. LEHODEY**, an individual resident in the Province of Alberta (hereinafter called the "**Settlor**") and all persons who after the date hereof become holders of Trust Units of the trust as herein provided (collectively, at any time, each person who is at that time a holder of a Trust Unit of the trust as herein provided, hereinafter called the "**Unitholders**"),

WHEREAS:

A. the Settlor has paid to the Initial Trustee the Initial Contribution for the purpose of settling the Trust;

B. the Settlor and the Trustees desire that the beneficiaries of the Trust shall be the holders of Trust Units evidenced by certificates therefor as provided in this Trust Indenture;

C. the Settlor and the Trustees desire that the Trust shall at all times qualify as a "unit trust" and as a "mutual fund trust" pursuant to paragraph 108(2)(a) and subsections 132(6) and (7) of the Tax Act; and

D. the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Trust;

NOW THEREFORE THIS TRUST INDENTURE WITNESSETH THAT, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustees declare, and covenant and agree with the Settlor, and the Settlor covenants and agrees with the Trustees as follows:

ARTICLE I
INTERPRETATION

1.1 Definitions

In this Trust Indenture (including the recitals hereto) and in the Trust Unit Certificates and schedules hereto, unless the context otherwise requires, the following terms shall have the following meanings:

(a) "**AcquisitionCo**" means Esprit Acquisition Corp., a corporation incorporated under the laws of Canada and includes any successors thereto;

(b) "**Administration Agreement**" means the administration agreement dated effective August 16, 2004 between the Administrator and the Trust, pursuant to which the Administrator has agreed to provide certain administrative and advisory services in connection with the Trust;

(c) "**Administrator**" means AcquisitionCo and includes any successors thereto;

(d) "**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(e) "**Applicable Exchange**" means the stock exchange designated by the Trustees from time to time;

(f) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(g) "**Arrangement**" means the arrangement under Section 192 of the *Canada Business Corporations Act* involving, among other things, the acquisition of all of the common shares of Esprit by AcquisitionCo, as more particularly set forth in the Plan of Arrangement;

(h) "**Auditors**" means the firm of chartered accountants appointed as the auditors of the Trust from time to time in accordance with the provisions hereof and, initially, means KPMG LLP, Chartered Accountants;

(i) "**Book-Entry System**" means the record-entry securities transfer and pledge system known, as of the date hereof, by the same name, which is administered by CDS in accordance with the operating rules and procedures of the Securities Settlement Service of CDS in force from time to time, or any successor system which CDS may offer from time to time;

(j) "**Business Day**" means a day which is not a Saturday, Sunday or holiday in the City of Calgary, in the Province of Alberta;

(k) "**Canadian Partnership**" means a "Canadian partnership" within the meaning of subsection 102(1) of the Tax Act;

(l) "**Cash Flow of the Trust**" shall have the meaning ascribed thereto in Section 5.1(a);

(m) "**Cash Redemption Price**" shall have the meaning ascribed thereto in Section 6.3;

(n) "**CDS**" means The Canadian Depository for Securities Limited and its successors;

(o) "**CDS Participant**" means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time effects book-based transfers with CDS and pledges of securities deposited with CDS;

(p) "**Class A Trust Units**" means the class A trust units of the Trust, created, issued and certified hereunder;

(q) "**Class B Trust Units**" means the class B trust units of the Trust, created, issued and certified hereunder;

(r) "**Closing Market Price**" means in respect of a given class of Trust Units:

(i) the amount equal to the closing price of the applicable class of Trust Units on the Applicable Exchange if there was a trade on such date;

(ii) if the Applicable Exchange does not provide for a closing price for the applicable class of Trust Units, an amount equal to the average of the highest and lowest prices of the applicable class of Trust Units on the Applicable Exchange if there was trading on such date; or

(iii) if there was not trading on such date, the average of the last bid and last ask prices of the applicable class of Trust Units on the Applicable Exchange;

(s) "**Conversion Period**" means the period of time commencing on the Offer Date and terminating on the Expiry Date;

(t) "**Converted Units**" means:

(i) in the case of an Exclusionary Offer for the Class B Trust Units, the Class B Trust Units resulting from the conversion of Class A Trust Units into Class B Trust Units pursuant to Section A.4 of Schedule "A"; and

(ii) in the case of an Exclusionary Offer for the Class A Trust Units, the Class A Trust Units resulting from the conversion of Class B Trust Units into Class A Trust Units pursuant to Section B.4 of Schedule "B";

(u) "**Depository**" shall have the meaning ascribed thereto in Section 13.1(a);

(v) "**Disposition Notice**" has the meaning set forth in Section A.6(b) of Schedule "A" or Section B.6(a) of Schedule "B", as applicable;

(w) "**Distributable Cash Flow**" shall have the meaning attributed thereto in Section 5.1(b);

(x) "**Distribution Payment Date**" means a date on which the Trustees are required to make a distribution of Distributable Cash Flow, which date shall be on or about the 15th day of each month or, if any such day is not a Business Day, the next

following Business Day or such other date determined from time to time by the Trustees;

(y) "**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof provided that the first Distribution Period shall begin on (and include) the Effective Date and shall end on (and include) the last day of the calendar month following the calendar month of the Effective Date;

(z) "**Distribution Record Date**" means until otherwise determined by the Trustees, the last Business Day of each calendar month of the year, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date or any additional days as may be determined from time to time by the Trustees;

(aa) "**DTC**" means the Depository Trust Company;

(bb) "**Effective Date**" means October 1, 2004;

(cc) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(dd) "**Esprit**" means Esprit Exploration Ltd., a corporation amalgamated under the laws of Canada and includes any successors thereto;

(ee) "**ExchangeCo**" means Esprit Exchangeco Ltd., a corporation incorporated under the laws of Canada and includes any successors thereto;

(ff) "**Excess Class A Trust Units**" means the number of Class A Trust Units by which the aggregate number of issued and outstanding Class A Trust Units exceeds the Ownership Threshold;

(gg) "**Exclusionary Offer**" means either:

(i) an Offer to purchase Class B Trust Units that is a Valid Offer and that:

(A) must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class B Trust Units are listed, be made to all or substantially all of the holders of Class B Trust Units; and

(B) is not made concurrently with an Offer to purchase Class A Trust Units that is identical to the Offer to purchase Class B Trust Units in terms of price per Trust Unit and percentage of outstanding Trust Units to be taken-up, exclusive of Trust Units owned immediately prior to the Offer by the Offeror, and in all other material respects, and that has no additional conditions attached thereto other than the right not to take-up and pay for Trust Units

tendered if no Trust Units are purchased pursuant to the Offer for Class B Trust Units,

and for the purposes of this definition if an Offer to purchase Class B Trust Units would be an Exclusionary Offer as deemed above but for the provisions of subclause (i)(B), the varying of any term of such Offer shall be deemed to constitute the making of a new Offer unless an identical variation is concurrently made to the corresponding Offer to purchase Class A Trust Units; or

(ii) an Offer to purchase Class A Trust Units that:

(A) must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class A Trust Units are listed, be made to all or substantially all of the holders of Class A Trust Units; and

(B) is not made concurrently with an Offer to purchase Class B Trust Units that is identical to the Offer to purchase Class A Trust Units in terms of price per Trust Unit and percentage of outstanding Trust Units to be taken up, exclusive of Trust Units owned immediately prior to the offer by the Offeror, and in all other material respects, and that has no additional conditions attached thereto other than the right not to take up and pay for Trust Units tendered if no Trust Units are purchased pursuant to the Offer for Class A Trust Units,

and for the purposes of this definition if an Offer to purchase Class A Trust Units would be an Exclusionary Offer as deemed above but for the provisions of subclause (ii)(B), the varying of any term of such Offer shall be deemed to constitute the making of a new Offer unless an identical variation is concurrently made to the corresponding Offer to purchase Class B Trust Units;

(hh) "**Expiry Date**" means the last date upon which an Exclusionary Offer may be accepted, as may be extended from time to time by the Offeror;

(ii) "**Global Trust Unit Certificate**" shall have the meaning ascribed thereto in Section 13.1(a);

(jj) "**Income of the Trust**" shall have the meaning ascribed thereto in Section 5.2(a);

(kk) "**Initial Contribution**" means the Canadian fifty dollar bank note bearing serial number FHW9616706 delivered by the Settlor to the Trustees for the purpose of settling the trust constituted by the Trust;

(ll) "**Initial Trustees**" means Donald R. Gardner, John E. Panneton, Stephen J. Savidant, Eric Schwitzer, Stephen B. Soules and D. Michael G. Stewart, as the first trustees of the Trust;

(mm) "**Initial Unitholder**" means Gregory A. Jerome, an individual resident in the Province of Alberta, as the initial Unitholder of the Trust;

(nn) "**Inspector**" shall have the meaning ascribed thereto in Section 12.9;

(oo) "**In Specie Redemption Price**" shall have the meaning ascribed thereto in Section 6.5;

(pp) "**Market Price**" means in respect of a given class of Trust Units the amount equal to the simple average of the closing price of the applicable class of Trust Units for each of the trading days on the Applicable Exchange or other market on which the applicable class of Trust Units are quoted for trading and on which there was a closing price; provided that if the Applicable Exchange or other market does not provide a closing price but only provides the highest and lowest prices of the applicable class of Trust Units traded on a particular day, then the "market price" shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days if there was a trade; and provided further that if there was a trade on the Applicable Exchange or other market for fewer than five of the 10 trading days, then the Market Price shall be the simple average of the Closing Market Price on each of the 10 trading days;

(qq) "**Monthly Limit**" shall have the meaning ascribed thereto in Section 6.4(a);

(rr) "**Net Realized Capital Gains**" shall have the meaning ascribed thereto in Section 5.2(b);

(ss) "**Non-Exclusionary Offer**" means an Offer that is not an Exclusionary Offer;

(tt) "**Non-Resident**" means: (i) a person who is not resident in Canada for the purposes of the Tax Act; and (ii) a partnership other than a Canadian Partnership;

(uu) "**Non-Resident Note Indenture**" means the agreement dated October 1, 2004 between the Trust and Computershare Trust Company of Canada pursuant to which the Non-Resident Notes will be issued, as the same may be supplemented, amended or amended and restated from time to time;

(vv) "**Non-Resident Notes**" means the unsecured subordinated notes to be issued by the Trust pursuant to the Non-Resident Note Indenture;

(ww) "**Note Indenture**" means the agreement dated October 1, 2004 between AcquisitionCo and Computershare Trust Company of Canada pursuant to which the Notes will be issued, as the same may be supplemented, amended or amended and restated from time to time;

(xx) "**Notes**" means the unsecured subordinated notes to be issued by AcquisitionCo pursuant to the Note Indenture;

(yy) "**NPI**" means the royalty granted pursuant to the Net Profits Interest Agreement dated effective October 1, 2004 between the Trust and Esprit;

(zz) "**Offer**" means an offer to acquire all of the outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Trust Units, constitute in the aggregate 20% or more of all outstanding Trust Units at the date of the offer to acquire;

(aaa) "**Offer Date**" means the date on which an Exclusionary Offer is made or deemed to be made;

(bbb) "**offer to acquire**" includes an acceptance of an offer to sell;

(ccc) "**Offeror**" means a Person, or two or more Persons acting jointly or in concert, that makes an Offer and includes any associate or affiliate of the Offeror or any person or company that is disclosed in the offering document relating to such offer to be acting jointly or in concert with the Offeror;

(ddd) "**Ownership Rights**" means, all rights attaching to a Trust Unit of any class, including the rights to vote at meetings of Trust Unitholders (or otherwise in respect of the Trust), to receive distributions declared thereon by the Trust, and to receive the remaining property of the Trust upon liquidation, dissolution or winding-up of the Trust;

(eee) "**Ownership Threshold**" means a number of Class A Trust Units issued and outstanding at any point in time equaling 80.0% of the number of Class B Trust Units issued and outstanding at such time;

(fff) "**Person**" means any individual, corporation, partnership, firm, joint venture, syndicate, trust, government or any other form of entity or organization;

(ggg) "**Plan of Arrangement**" means the plan of arrangement set forth as Exhibit One to the Arrangement Agreement dated August 16, 2004 between Esprit, AcquisitionCo, ProspEx, ExchangeCo and the Trust pursuant to which such parties have proposed to implement the Arrangement, as the same may be amended or amended and restated from time to time;

(hhh) "**pro rata share**" of any particular amount in respect of a Trust Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are outstanding and are owned by that Trust Unitholder at that time by the amount obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

(iii) "**Prohibited Class B Trust Units**" means any Class B Trust Units held by a person that is a Non-Resident;

(jjj) "**ProspEx**" means ProspEx Resources Ltd., a corporation incorporated under the laws of the Province of Alberta and includes any successor thereto;

(kkk) "**Redemption Price**" means the lesser of: (i) 95% of the Market Price of the Class B Trust Units on the principal market on which the Class B Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Class B Trust Units are surrendered for redemption; and (ii) the Closing Market Price on the principal market on which the Class B Trust Units are quoted for trading on the date that the Class B Trust Units are surrendered for redemption;

(lll) "**Securities**" means bonds, debentures, notes or other evidence or instruments of indebtedness, shares, stocks, options, subscriptions, partnership interests, Trust Units or other evidence of title to or interest in the capital, assets, property, profits, earnings or royalties, of any Person;

(mmm)"**Settlor**" means Robert A. Lehodey, an individual resident in the Province of Alberta, as settlor of the Trust;

(nnn) "**Shares**" means the common shares in the capital of AcquisitionCo and any other shares received in exchange therefor;

(ooo) "**Special Resolution**" shall have the meaning ascribed thereto in Section 12.6(a);

(ppp) "**Special Voting Units**" shall have the meaning ascribed thereto in Section 3.10;

(qqq) "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c.1 and the *Income Tax Regulations* applicable with respect thereto, as amended from time to time;

(rrr) "**this Amended and Restated Trust Indenture**", "**this Trust Indenture**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(sss) "**Transfer Agent**" means such company as may from time to time be appointed by the Trust to act as registrar and transfer agent of the Trust Units, together with any sub-transfer agent duly appointed by the Transfer Agent;

(ttt) "**Transfer Date**" shall have the meaning ascribed thereto in Section 6.5;

(uuu) "**Trust**" means Esprit Energy Trust, a trust constituted by this Trust Indenture as the same may be amended or restated from time to time;

(vvv) "**Trust Assets**" means at any time, all monies, properties and other assets as are at such time held by the Trust or by the Trustees on behalf of the Trust including, without limitation:

(i) the Initial Contribution;

(ii) all funds or property realized from the issuance or sale of Trust Units or any other Securities of the Trust or cash received from time to time;

(iii) all Securities held by the Trust or by the Trustees on behalf of the Trust;

(iv) the Shares and the Notes;

(v) the NPI;

(vi) investments permitted pursuant to Section 4.3;

(vii) any proceeds of disposition of any of the foregoing property;

(viii) any Securities issued to the Trust by Esprit on the maturity of the Notes; and

(ix) all income, interest, dividends, return of capital, profit, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(www) "**Trust Call Right**" has the meaning set out in Section 6.1;

(xxx) "**Trust Liabilities**" shall have the meaning ascribed thereto in Section 2.7(a);

(yyy) "**Trust Unit Certificate**" means a certificate, in the form approved by the Trustees, evidencing one or more classes of Trust Units, issued and certified in accordance with the provisions hereof;

(zzz) "**Trust Units**" means, collectively, the Class A Trust Units and the Class B Trust Units referred to herein authorized and issued hereunder as such and for the time being outstanding and entitled to the benefits hereof and which shall represent beneficial interests in the Trust Assets and, if applicable, additional classes of trust units;

(aaaa) "**Trustee**" means, at any time, an individual who is, in accordance with the provisions hereof, a trustee of the Trust at that time including, without limitation, so long as they remain as trustees, each of the Initial Trustees; and "**Trustees**" means, at any time, all of the individuals each of whom is at that time a Trustee;

(bbbb) "**Trustees' Determination**" and similar expressions mean, a determination made by the Trustees in accordance with Section A.6(q) of Schedule "A" or Section B.6(p) of Schedule "B", as applicable;

(cccc) "**Unitholder Default**" has the meaning ascribed to such term in Section A.6(d)(iii) of Schedule "A" or Section B.6(c)(iii) of Schedule "B", as applicable;

(dddd) "**Unitholders**" means at any time the beneficiaries of the Trust who are the holders at that time of one or more Trust Units, as shown on the registers of such holders maintained by the Trust or by the Transfer Agent on behalf of the Trust;

(eeee) "**Unitholder's Declaration**" means a declaration regarding the residency of a Unitholder, any beneficial owner(s) or any other person of whom it is, in the circumstances, reasonable to make such request, made in accordance with Schedule "A" or "B", or in accordance with the terms of the Trust Unit Certificates, as applicable; and

(ffff) "**Valid Offer**" means in connection with an Exclusionary Offer for the Class B Trust Units, an offer that the Trustees determine is made by a person who is not a Non-Resident.

1.2 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Trust Indenture to an act to be performed or which may not be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed or which may not be performed by the Trustees on behalf of the Trust or by some other person duly authorized to do so by the Trustees or pursuant to the provisions hereof. Where any reference is made in this Trust Indenture to actions, rights or obligations of the Trustees, that reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustees in their capacity as Trustees of the Trust, and not in their other capacities, unless the context otherwise requires.

1.3 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Gender

In this Trust Indenture, unless otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa and words importing a gender shall include the feminine, masculine and neuter genders.

1.5 Headings for Reference Only

The division of this Trust Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Trust Indenture.

1.6 Day Not a Business Day

In the event that any day on which any amount is to be determined or any other determination is to be made or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This Section 1.6 is not applicable to Sections 5.1, 5.2, 5.3, 5.4, 5.8 and 5.10 and to defined terms used in such Sections.

1.7 Currency

All references in this Trust Indenture to "dollars" or "$" are to Canadian dollars, unless otherwise noted.

1.8 Time of the Essence

Time shall be of the essence in this Trust Indenture.

1.9 Governing Law

The Trust shall for all purposes be considered to be settled under the laws of the Province of Alberta and the laws of Canada applicable therein and this Trust Indenture and the Trust Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Alberta.

ARTICLE II
TRUST INDENTURE

2.1 Establishment of the Trust

The Trustees hereby declare and agree to hold the Trust Assets in trust for the use and benefit of the Unitholders, their successors, permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.2 Initial Contribution

The delivery by the Settlor of the Initial Contribution to the Trustees for the purpose of settling the Trust is hereby confirmed.

2.3 Name of the Trust

(a) The Trust shall be known and designated as the "ESPRIT ENERGY TRUST" and, whenever lawful and convenient, the property of the Trust shall be held and the affairs of the Trust shall be conducted and transacted under that name.

(b) If the Trustees determine that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustees deem appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

2.4 Head Office

The head office of the Trust hereby created shall be located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or such other place or places in Canada as the Trustees may from time to time designate.

2.5 Nature of the Trust

The Trust is an unincorporated, open-end, limited purpose mutual fund trust established for the purposes specified in Section 4.1. The Trust is not, is not intended to be, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees or any individual Trustee or the Unitholders or any of them or any Person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustees shall not be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholders to the Trustees shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Trust Indenture.

2.6 Rights of Unitholders

The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustees are limited to those contained herein and, except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trustees. The legal ownership of the Trust Assets and the right to conduct the activities of the Trust are vested exclusively in the Trustees, and no Unitholder has or is deemed to have any right of ownership in any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Unitholders shall be entitled to interfere with or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Trust Indenture. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Trust Indenture.

2.7 Liability of Unitholders

(a) No Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any Person in connection with:

(i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges,

conditions or benefits attached thereto, associated therewith or derived therefrom;

(ii) the obligations or the activities or affairs of the Trust;

(iii) any actual or alleged act or omission of the Trustees or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Trust Indenture);

(iv) any act or omission of the Trustees or any other Person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Trust Indenture);

(v) any transaction entered into by the Trustees or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Trust Indenture); or

(vi) except as provided in Section 5.8, any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustees or by any other Person on behalf of or in connection with the activities or affairs of the Trust,

(collectively, "**Trust Liabilities**").

(b) No Unitholder in its capacity as a Unitholder shall be liable to indemnify the Trustees or any other person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.7, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Unitholder's share of the Trust Assets represented by its Trust Unit Certificates.

2.8 Contractual Obligations of the Trust

In respect of any obligations or liabilities being incurred by or on behalf of the Trust, whether by the Trustees, the Administrator or otherwise, the party thereto shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholders nor the Trustees nor the Administrator have any personal liability or obligations in respect thereof. In particular, the party thereto shall make all reasonable efforts to include in every agreement entered into by or on behalf of the Trust, whether by the Trustees, the Administrator or otherwise, (except as the Trustees or the Administrator may otherwise expressly agree in writing with respect to their own personal liability) a provision substantially to the following effect:

"The parties hereto acknowledge that the **[Trustees] [Administrator] [is/are]** entering into this agreement solely **[in their capacity as trustees] [in its capacity as agent on behalf]** of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the **[Trustees]**, **[the Administrator]** or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Trust Indenture of the Trust dated as of August 16, 2004, as amended from time to time."

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustees, the Administrator or any Unitholder. If, notwithstanding this provision, the Trustees, any Unitholder or the Administrator shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation such Trustee, Unitholder or the Administrator shall be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability.

ARTICLE III
ISSUE AND SALE OF TRUST UNITS

3.1 Nature of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of one or more class, described and designated as "Trust Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, as supplemented or amended by the rights, limitations, restrictions and conditions applicable to a given class of Trust Unit as set out in the Schedules to this Trust Indenture, and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Subject to subsection 104(7.1) of the Tax Act, the Trust shall be entitled to issue Trust Units in different classes with each class having the rights, conditions and privileges attached thereto as determined by the Trustees at the time of issuance provided that the Trust shall have obtained such opinions or advice as the Trustees may consider appropriate from legal, accounting or investment advisors.

(c) The Trust shall initially have two classes of Trust Units, consisting of Class A Trust Units and Class B Trust Units, each such class shall be entitled to the rights and be subject to the limitations, restrictions and conditions set out herein, and, in the case of the Class A Trust Units, as supplemented or amended by the rights, limitations, restrictions and conditions set out in Schedule "A" and, in the case of

the Class B Trust Units, as supplemented or amended by the rights,.limitations, restrictions and conditions set out in Schedule "B".

(d) Each Trust Unit shall represent an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets of the Trust in the event of the termination or winding-up of the Trust, provided however that the Trustees may cause the issuance of classes of Trust Units in addition to the Class A Trust Units and Class B Trust Units.

(e) As regards the Class A Trust Units and the Class B Trust Units, the Trustees shall not authorize or permit to occur any: (i) Trust Unit subdivision or other change of one such class of Trust Units into a greater number of Trust Units; (ii) consolidation, reduction or combination of Trust Units of one such class into a lesser number of Trust Units (other than in connection with a normal course issuer bid applicable to only one such class of Trust Units); (iii) issuance of Trust Units to all or substantially all holders of outstanding Trust Units of one such class as a dividend or distribution; (iv) issuance of rights, options or warrants to all or substantially all of the holders of outstanding Trust Units of one such class to purchase Trust Units of such class or other securities convertible into or exchangeable for Trust Units of such class; or (v) otherwise effect any similar transaction or change to the Trust Units of one such class, unless an equivalent transaction or change is made to the Trust Units of the other class so that, except as specifically differentiated pursuant to Schedules "A" and "B" hereto, the equal ranking of the Class A Trust Units and Class B Trust Units per this Section 3.1 is at all times maintained. Notwithstanding the foregoing, the issued and outstanding Trust Units may be subdivided or consolidated from time to time by the Trustees without notice or approval from the Unitholders.

(f) Each Trust Unit shall entitle the holder thereof to one vote at all meetings of Unitholders or in respect of any written resolution of Unitholders.

3.2 Authorized Number of Trust Units

The aggregate number of Trust Units which are authorized and may be issued hereunder is unlimited.

3.3 Issue of Unit to Initial Unitholder

(a) Concurrently with the execution and delivery of this Trust Indenture by the parties hereto, the Initial Trustees have executed and issued to the Initial Unitholder, in consideration for the payment of one hundred ($100.00) dollars, a Trust Unit Certificate for one Class B Trust Unit and the Initial Trustees have entered the Initial Unitholder on the register of the Trust as the holder of one Class B Trust Unit and countersigned the Trust Unit Certificate and delivered it to the Initial Unitholder.

(b) After the Effective Date, the Trust will purchase the initial one Class B Trust Unit from the Initial Unitholder, and the Initial Unitholder shall sell the initial one

Class B Trust Unit to the Trust for a purchase price of one hundred ($100.00) dollars and, upon the completion of such purchase and sale, the initial one Class B Trust Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Trust Indenture.

3.4 Future Issue of Trust Units

(a) Subject to the terms of this Trust Indenture, Trust Units may be issued by the Trust at the times, to the Persons, for the consideration and on the terms and conditions that the Trustees determine and, without limiting the generality of the foregoing, the Trustees may authorize the Trust to pay any commission which the Trustees determine to be reasonable to any Person in consideration of such Person purchasing or agreeing to purchase Trust Units from the Trust or from any other Person or procuring or agreeing to procure purchasers for Trust Units. At the option of the Trustees, Trust Units may be issued in satisfaction of any distribution of the Trust to Unitholders on a *pro rata* basis to the extent that the Trust does not have available cash to fund such distribution. The Trustees may create and issue installment receipts, subscription receipts, rights, warrants (including so-called "special warrants" which may be exercisable for no additional consideration), entitlements or options to subscribe for Trust Units or debt instruments and equity instruments that are convertible into or exchangeable for Trust Units (collectively, "**convertible securities**") which convertible securities may be exercisable at any subscription price or prices, at any time or times and in any manner as the Trustees may determine. The convertible securities so created may be issued for any consideration or for no consideration, all as the Trustees may determine. A convertible security shall not be a Trust Unit and the holder of that convertible security shall not be a Unitholder.

(b) Trust Units are only to be issued as fully paid in money, property (including an obligation to pay consideration in installments), or past services, and are not to be subject to future calls or assessments; provided however that Trust Units may be issued for a consideration payable in installments and that the Trust may take security over such Trust Units to be issued under any such offering as security for unpaid installments. In determining whether property or past services are the fair equivalent of monetary consideration, the Trustees may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust, and the resolution of the Trustees allotting and issuing those Trust Units shall express the fair equivalent in money of the other consideration received.

3.5 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.7 or as a consequence of a consolidation under Section 3.7.

3.6 No Pre-Emptive Rights

No Person shall be entitled, as a matter of right, to subscribe for or purchase any Unit. There are no pre-emptive rights attaching to the Trust Units.

3.7 Consolidation of Trust Units

(a) Unless otherwise determined by the Trustees, immediately after any *pro rata* distribution of additional Trust Units to all Unitholders pursuant to Section 5.7, the number of the outstanding Trust Units will automatically be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In this case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

(b) Notwithstanding Section 3.7(a), where tax is required to be withheld from a Unitholder's share of the distribution, the consolidation will result in that Unitholder holding that number of Trust Units equal to: (i) the number of Trust Units held by the Unitholder prior to the distribution plus the number of Trust Units received by the Unitholder in connection with the distribution (net of the number of whole and part Trust Units withheld on account of withholding taxes); multiplied by (ii) the fraction obtained by dividing the aggregate number of Trust Units outstanding prior to the distribution by the aggregate number of Trust Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholder. That Unitholder will be required to surrender the Trust Unit Certificates, if any, representing that Unitholder's original Trust Units, in exchange for a Trust Unit Certificate representing that Unitholder's post consolidation Trust Units.

3.8 Transferability of Trust Units

The Trust Units are transferable, subject to any restriction placed upon a given class of Trust Units pursuant to this Trust Indenture or any amendments or supplements thereto.

3.9 Non-Resident Ownership

(a) The Trust:

(i) Shall not be established or maintained primarily for the benefit of non-residents of Canada for the purposes of the Tax Act.

(ii) Shall not permit the fair market value (as modified by the Tax Act) of the issued Class A Trust Units to exceed 50% of the aggregate of the fair market value of the issued Class A Trust Units and the fair market value of the issued Class B Trust Units. If at any particular time the fair market

value (as modified by the Tax Act) of all of the issued Class A Trust Units exceeds 50% of the aggregate of the fair market value of the issued Class A Trust Units and the fair market value of the issued Class B Trust Units (both as modified by the Tax Act), then, unless the Trust satisfies the conditions in paragraphs 132(7)(a) or (b) of the Tax Act at the particular time, the Trust shall be deemed to have exercised the Trust Call Right immediately prior to the time the 50% threshold is exceeded for the number of Class A Trust Units sufficient to ensure that the 50% threshold is not exceeded.

The Trust Call Right shall be deemed to have been exercised against holders of the Class A Trust Units in the inverse order of acquisition. At the time the Trust Call Right is exercised, the holders of Class A Trust Units who are deemed to have sold their Class A Trust Units shall have no Ownership Rights from and after that time. No liability shall accrue to the Trustees if the Class A Trust Units are sold at a loss or in respect of the loss of any Ownership Rights otherwise available to holders of the Class A Trust Units including the right to receive distributions from the Trust. In connection with determining whether paragraphs 132(7)(a) or (b) of the Tax Act apply to the Trust, the Trustees shall be entitled to obtain opinions from counsel in respect of the foregoing which are satisfactory to the Trustees.

(b) Notwithstanding any other provision of this Trust Indenture or the Schedules hereto:

(i) holders of Class A Trust Units shall not have the right to convert Class A Trust Units into Class B Trust Units in connection with the proposed tendering of Converted Units to an Exclusionary Offer pursuant to Section A.4 of Schedule "A" where the Offer is not a Valid Offer;

(ii) where Class B Trust Units are deemed to be converted into Class A Trust Units pursuant to Section B.4 of Schedule "B" such Class A Trust Units shall be deemed to be converted back into Class B Trust Units immediately after they are taken-up pursuant to the Exclusionary Offer and for greater certainty, such conversion back into Class B Trust Units shall occur regardless of whether the holder thereof is at the time of conversion a Non-Resident and the Trust shall nevertheless possess all remedies set forth in Schedule "B" in respect of any Prohibited Class B Trust Units;

(iii) if Class A Trust Units or Class B Trust Units, as applicable, are taken-up in connection with an Exclusionary Offer, any conversion of Class A Trust Units into Class B Trust Units pursuant to Section A.4 of Schedule "A", any conversion of Class B Trust Units into Class A Trust Units pursuant to Section B.4 of Schedule "B", any deposit to an Exclusionary Offer and any deemed election to convert Converted Units into Class A Trust Units

or Class B Trust Units, as applicable, shall be deemed for all purposes to occur contemporaneously with take-up of Trust Units subject to the applicable Exclusionary Offer; and

(iv) if either an Exclusionary Offer is withdrawn or expires without Class A Trust Units or Class B Trust Units, as applicable, having been taken-up or any Class A Trust Units or Class B Trust Units to be deposited as Converted Units to an Exclusionary Offer are withdrawn from the Exclusionary Offer, the conversions referred to in Section 3.9(b)(iv) shall be deemed for all purposes not to have occurred:

(A) in respect of all Trust Units in the case of an Exclusionary Offer that is withdrawn or expires; and

(B) in respect of withdrawn Trust Units where Trust Units are otherwise taken-up pursuant to an Exclusionary Offer.

3.10 Special Voting Units

There may be issued special voting units (the "**Special Voting Units**") entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the Trustees in the resolution authorizing the issuance of any such Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of the Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the trust on termination of the Trust.

ARTICLE IV
PURPOSE AND INVESTMENTS OF TRUST

4.1 Purpose of the Trust

The Trust's operations and activities are restricted to:

(a) acquiring, investing, transferring, disposing of and otherwise dealing with, directly or indirectly, in any of the Securities issued by Esprit, including Securities of Esprit's subsidiaries and affiliates, the Shares and the Notes, and borrowing funds for that purpose;

(b) investing in any other Securities and in any other investments as the Trustees may determine and borrowing funds for that purpose;

(c) acquiring the NPI;

(d) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustees for the purposes of making investments, paying the expenses and the liabilities of the Trust, paying amounts

payable by the Trust in connection with the redemption of any Trust Units, or Securities of the Trust, and making distributions to Unitholders;

(e) issuing Trust Units, convertible securities or Securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of the Trust, completing any acquisition of Securities or any other assets for the benefit of the Trust, implementing Unitholder rights plans, distribution reinvestment plans, Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trustees for the benefit of the Trust; and making non-cash distributions to Unitholders as contemplated by this Trust Indenture including pursuant to distribution reinvestment plans or distribution reinvestment and Unit purchase plans, if any, established by the Trust;

(f) issuing debt securities, provided recourse shall be limited to the Trust Assets (including debt securities convertible into, or exchangeable for, Trust Units or other Securities of the Trust) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Assets as security;

(g) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of Esprit or any subsidiary, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets, including Securities issued by Esprit or any subsidiary, as security for that guarantee, and subordinating its rights under the Notes to other indebtedness;

(h) disposing of any part of the Trust Assets;

(i) exercising the Trust Call Right;

(j) issuing or redeeming rights and Trust Units pursuant to any Unitholder rights plan adopted by the Trust;

(k) repurchasing and redeeming Securities of the Trust, including pursuant to any issuer bid made by the Trust;

(l) satisfying the obligations, liabilities or indebtedness of the Trust;

(m) performing all acts necessary, incidental, ancillary or related to any of the foregoing subsections (a) to (l); and

(n) undertaking such other activities or taking such other actions to conduct the business of the Trust as shall be approved by the Trustees from time to time,

provided that the Trust shall not undertake any activity, take any action, or make or retain any investment which would result (or fail to take any action where that failure would result) in the Trust not being considered a "mutual fund trust" for purposes of the Tax Act or in the Trust Units constituting "foreign property" for purposes of Part XI of the Tax Act.

4.2 Mutual Fund Trust

The Trust is established primarily for the benefit of persons who are residents of Canada (for the purposes of the Tax Act) and it is intended that at all times the Trust qualify as a "mutual fund trust" for purposes of the Tax Act and that the Trust Units do not constitute "foreign property" for purposes of Part XI of the Tax Act. In furtherance of that intention the Trustees shall use their reasonable commercial efforts to ensure that the Trust maintains its status as a mutual fund trust for purposes of the Tax Act, including without limitation by making the election contemplated by Section 16.7.

4.3 Other Investments

To the extent that any monies or other property received by the Trust or the Trustees are not to be immediately used by the Trustees for the purpose of making distributions under Article V of this Trust Indenture, the Trustees are hereby authorized and, where prudent to do so, shall invest such monies in: (i) short-term debt obligations of or guaranteed by the Government of Canada or a province of Canada; (ii) short-term commercial paper obligations of a corporation whose short-term commercial paper is rated R-1 (or higher) by Dominion Bond Rating Service Limited or the equivalent; (iii) short-term interest-bearing accounts and certificates of deposit issued or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks; or (iv) any combination of the foregoing. The Trustees shall not purchase or authorize the purchase of any investment which is "foreign property" under subsection 206(1) of the Tax Act if that purchase would result in the Trust exceeding the foreign property limitations contained in the Tax Act or result in the Trust Units being treated as "foreign property" for purposes of Part XI of the Tax Act. For the purpose of this Trust Indenture, "short-term" shall mean having a date of maturity or call for payment before the Distribution Payment Date in respect of the Distribution Record Date that next follows the date on which the investment is made.

ARTICLE V
<u>DISTRIBUTIONS</u>

5.1 Computation of Distributable Cash Flow of the Trust

(a) The "**Cash Flow of the Trust**", for, or in respect of, any Distribution Period shall be determined pursuant to the following provisions:

(i) all cash amounts which are received by the Trust for, and in respect of, the Distribution Period, including, without limitation, interest on the Notes, cash payments received on the NPI, interest, dividends and proceeds from the disposition of Securities, returns of capital and repayments of indebtedness, and all amounts received by the Trust in any prior Distribution Period to the extent those amounts were not included in its calculation of Cash Flow of the Trust in that prior Distribution Period and were not previously distributed, shall be included in the calculation;

(ii) the following amounts shall be deducted in the calculation:

(A) all costs, expenses and liabilities of the Trust which, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued or deducted in determining Cash Flow of the Trust in that prior period, including any interest payable by the Trust on any indebtedness of the Trust;

(B) all amounts which relate to the redemption of Trust Units or the exercise of the Trust Call Right and which have been paid or become payable in cash by the Trust in such Distribution Period; and

(C) any other interest expenses incurred by the Trust between distributions; and

(iii) the net proceeds of any issuance of Trust Units or Securities of the Trust after deducting any associated expenses shall be included in the calculation.

(b) The "**Distributable Cash Flow**" for, or in respect of, a Distribution Period shall be the Cash Flow of the Trust for such Distribution Period less any amount which the Trustees may reasonably consider to be necessary to:

(i) provide for the payment of any costs, expenses or liabilities which have been or will be incurred in the activities and operations of the Trust;

(ii) be retained by the Trust to comply with such limits or restrictions as may be agreed to between the Trustees and any lender(s) of the Trust or contained in any loan agreement(s) entered into by Esprit or any subsidiary or affiliate of Esprit;

(iii) make allowances for contingencies or for working capital, investments or acquisitions; and

(iv) provide for the payment of any income tax liability of the Trust.

5.2 Computation of Income and Net Realized Capital Gains

(a) The "**Income of the Trust**" for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act (other than subsection 104(6) and ignoring any designations made under subsection 104(19)) having regard to the provisions thereof which relate to the calculation of the income of a trust, and taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received or deemed to be received from taxable Canadian corporations, amounts paid or payable by the Trust to Unitholders and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b) The "**Net Realized Capital Gains**" of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the year exceeds the total of:

(i) the aggregate of the capital losses of the Trust calculated in accordance with the Tax Act in the year;

(ii) any capital gains which are realized by the Trust as a result of a redemption of Trust Units pursuant to Article VI or the Trust Call Right;

(iii) the amount determined by the Trustees in respect of any net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year; and

(iv) any amount in respect of which the Trust is entitled to a capital gains refund under the Tax Act, as determined by the Trustees; provided that at the discretion of the Trustees, the Net Realized Capital Gains of the Trust for a year may be calculated without subtracting the full amount of the net capital losses for the year and/or without subtracting the full amount of the net capital losses of the Trust carried forward from previous years.

5.3 Distributions of Distributable Cash Flow

The Trustees shall, on or before each Distribution Record Date, declare payable to the Unitholders on such Distribution Record Date, all of the Distributable Cash Flow for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Trust Unit of the amount of such Distributable Cash Flow shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. Each Unitholder's share of such Distributable Cash Flow shall be an amount equal to the proportionate share of each Trust Unit of such Distributable Cash Flow multiplied by the number of Trust Units owned of record by each such Unitholder on such Distribution Record Date. Subject to Sections 5.4 and 5.7, Distributable Cash Flow which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions

(a) In addition to the distributions which are made to Unitholders pursuant to Section 5.3, the Trustees may declare to be payable and make distributions, from time to time, out of Income of the Trust, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine, to Unitholders at the record date for the distribution.

(b) Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Income of the Trust, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following

amounts shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record on December 31 in each such year:

(i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of the Income of the Trust for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of Net Realized Capital Gains for such year.

(c) The proportionate share of each Trust Unit of the amount of any distribution made pursuant to either or both of Sections 5.4(a) and (b) shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of a distribution pursuant to Section 5.4(a) and on December 31 in respect of a distribution pursuant to Section 5.4(b). Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts which have been declared to be payable to Unitholders pursuant to either Section 5.4(a) or (b) shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Section 5.4(a) or December 31 in the applicable year in respect of a distribution pursuant to Section 5.4(b).

(d) In addition to the distributions which are made payable to Unitholders, the Trustees may designate any income or capital gain realized by the Trust as a result of the redemption of Trust Units pursuant to Section 6.5 to the redeeming Unitholders in accordance with that section.

5.5 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year shall make designations and elections in respect of the amounts payable to Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received or deemed to be received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year, certain resource income as contemplated by subsection 104(29) and foreign source income of and foreign taxes paid by the Trust for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than

to the Unitholders. Distributions payable to Unitholders pursuant to this Article V shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution.

5.6 Enforceability of Right to Receive Distributions

For greater certainty, it is hereby declared that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared or made payable to such Unitholder pursuant to this Article V, as of the date on which those amounts become payable, subject to any restrictions arising pursuant to Schedule "A" or Schedule "B".

5.7 Method of Payment of Distributions

(a) Where the Trustees determine that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article V on the due date for such payment, or if any cash distribution should be contrary to any subordination agreement to which the Trust is a party, the payment may, at the option of the Trustees, include the *pro rata* issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution, subject to all necessary regulatory approvals and applicable laws and being of the same class of Trust Units held by the Unitholder.

(b) The value of each Trust Unit which is issued pursuant to Section 5.7(a) shall be the market price (as defined in Section 6.3) of the respective class of Trust Units on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3, on the applicable Distribution Record Date in respect of a distribution under Section 5.4(a) or December 31 in respect of a distribution under Section 5.4(b), provided that if the particular date is not a Business Day then the market price (as defined in Section 6.3) shall be determined on the last Business Day which precedes such particular date.

5.8 Withholding Taxes

The Trustees may deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution, whether those distributions are in the form of cash, additional Trust Units or otherwise. In the event of a distribution in the form of additional Trust Units, the Trustees may sell Trust Units of those Unitholders to pay those withholding taxes and to pay all of the Trustees' reasonable expenses with regard thereto and the Trustees shall have the power of attorney of the Unitholder to do so. Any such sale shall be

made on any stock exchange on which the Trust Units are then listed and upon that sale, the affected Unitholder shall cease to be the holder of those Trust Units.

5.9 Tax Act Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article V which is defined in the Tax Act shall have for the purposes of this Article V the meaning that it has in the Tax Act.

5.10 Payments of Cash

Any payments of cash by the Trust to a Unitholder pursuant to this Article V or pursuant to any other provision of this Trust Indenture is conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the register of Unitholders unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed.

ARTICLE VI
REDEMPTION OF TRUST UNITS

6.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem, at any time or from time to time, at the demand of the Unitholder, all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided. The Trustees are entitled in their discretion to determine and designate whether any payments made in respect of any redemption are on account of income or capital.

The Trust shall have the right to purchase, at any time or from time to time, at its sole discretion, all or any part of the Class A Trust Units registered in the name of the Unitholders at the prices determined in accordance with the conditions hereinafter provided (the "**Trust Call Right**"). The Trust Call Right shall constitute a separate and distinct right from the right of a Unitholder to require the Trust to redeem, at the demand of the Unitholder, all or part of the Trust Units.

6.2 Exercise of Redemption Right

(a) To exercise a Unitholder's right to require redemption under this Article VI, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form attached to the Trust Unit Certificate, shall be sent to the Transfer Agent at its principal office in the City of Calgary, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed (in the event a Global Trust Unit Certificate has not been issued by the Trust). No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Transfer Agent and is accompanied by any

further evidence that the Transfer Agent may reasonably require with respect to the identity, capacity or authority of the Person giving such notice.

(b) Upon receipt by the Transfer Agent of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice but before the applicable redemption. Trust Units shall be considered to be tendered for redemption on the date that the Transfer Agent has, to the satisfaction of the Transfer Agent, received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

(c) The Trustees shall exercise the Trust Call Right if in their sole discretion they believe that such exercise would maintain the Trust's status as a mutual fund trust for the purposes of the Tax Act. If the Trustees decide that the Trust will exercise the Trust Call Right, the particular holders of Class A Trust Units to which the Trust Call Right applies to shall be determined as follows:

(i) in the inverse order of acquisition; or

(ii) in such other manner as determined by the Trustees in their sole discretion.

6.3 Cash Redemption

Subject to the limitations summarized below, upon receipt by the Trust of the notice to redeem Trust Units in accordance with the provisions of the Trust Indenture, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "**Cash Redemption Price**") equal to the lesser of:

(a) 95% of the Market Price of the Class B Trust Units on the principal market on which the Class B Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b) 100% of the Closing Market Price on the principal market on which the Class B Trust Units are quoted for trading, on the date that the Trust Units were tendered to the Trust for redemption.

Subject to Sections 6.4 and 6.5, the Cash Redemption Price payable in respect of a given class of Trust Units surrendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption not later than the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon

presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed, except with respect to any outstanding payments in respect of such Trust Units pertaining to distributions declared payable thereon to such former Unitholders of record on a date which was prior to the date upon which such Trust Units were tendered for redemption.

6.4 No Cash Redemption in Certain Circumstances

Section 6.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) the total amount payable by the Trust pursuant to Section 6.3 in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $100,000 (the "**Monthly Limit**"); provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month. In the absence of that waiver, Trust Units tendered for redemption in any calendar month in which the total amount payable by the Trust pursuant to Section 6.3 exceeds the Monthly Limit will be redeemed for cash pursuant to Section 6.3 by order of the date on which Trust Units are tendered for redemption, and, for all Trust Units tendered on the same date, on a *pro rata* basis up to the maximum total amount which does not exceed the Monthly Limit and, subject to the receipt of any applicable regulatory approvals, by a distribution in specie of Securities of the Trust under Section 6.5 on a *pro rata* basis;

(b) at the time the Trust Units are tendered for redemption, the Class B Trust Units are not listed for trading or quoted on any stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Class B Trust Units; or

(c) the normal trading of the Class B Trust Units is suspended or halted on any stock exchange on which the Class B Trust Units are listed for trading or, if not so listed, on any market on which the Class B Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Trust for redemption.

6.5 In Specie Redemption

If, pursuant to Section 6.4, Section 6.3 is not applicable to Trust Units tendered for redemption by a Unitholder, such Unitholder shall, instead of the Cash Redemption Price per Unit specified in Section 6.3, be entitled to receive a price per Trust Unit (hereinafter called the "**In Specie Redemption Price**") equal to the fair market value thereof as determined by the Trustees and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the Securities held by the Trust, on the basis, per Trust Unit tendered for redemption, of the number of each class of Securities owned by

the Trust on the date such Trust Units were tendered for redemption, each such class of other Securities divided by the number of Trust Units of the Trust outstanding on such date. If the Trust does not have sufficient Securities to satisfy the In Specie Redemption Price, or if the Trustees otherwise so choose at their discretion, the Trust may itself issue unsecured subordinated notes with a principal amount equal to the In Specie Redemption Price not otherwise satisfied with Securities of the Trust, to holders of Trust Units with the interest rate of such notes set at the time of issuance as determined by the Trustees. No fractional Securities shall be distributed and where the number of Securities to be received upon redemption by a Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of Securities determined as aforesaid. The Trust shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any Securities being transferred to and including the Transfer Date. Payments by the Trust of the In Specie Redemption Price are conclusively deemed to have been made upon the mailing of the certificates representing the Securities by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

6.6 Exercise of the Trust Call Right

The payment of the Redemption Price to a holder of Class A Trust Units who is subject to the exercise by the Trust of the Trust Call Right shall, in respect of the payment of the Redemption Price, be governed by this Section 6.6 and Section A.7 of Schedule "A".

Upon receipt of notice that a holder of Class A Trust Units is subject to the Trust Call Right, the holder(s) thereof shall be entitled to receive an amount equal to the Cash Redemption Price which shall be paid pursuant to the following procedures:

(a) the Trust shall have the option to pay the Cash Redemption Price in the manner described in the post-amble to Section 6.3(b) read as if the Trust had exercised the Trust Call Right; or

(b) if the option in Section 6.6(a) is not exercised, the Trust may issue Non-Resident Notes with a principal amount equal to the unsatisfied Cash Redemption Amount.

6.7 Cancellation of Trust Unit Certificates for all Redeemed Trust Units

All Trust Unit Certificates, if issued, which are redeemed under this Article VI shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

For greater certainty and notwithstanding anything else contained in this Article VI, the Trust will take such steps as it determines necessary to ensure upon any redemption of Class B

Trust Units, neither the Ownership Threshold nor the fair market value determination will be breached.

ARTICLE VII
TRUSTEES

7.1 Number of Trustees

The Trustees shall consist of not less than three and no more than eleven Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees. Notwithstanding the foregoing, the number of Initial Trustees will be six (6).

7.2 Calling and Notice of Meetings

Meetings of the Trustees shall be called and held at such time and at such place as the Trustees, the chairman of the Trustees or any two Trustees may determine, and any one Trustee or officer of the Trust may give notice of meetings when directed or authorized by such Persons. Notice of each meeting of the Trustees shall be given to each Trustee not less than 48 hours before the time when the meeting is to be held, provided that if a quorum of Trustees is present, the Trustees may without notice hold a meeting immediately following an annual meeting of Unitholders. A Trustee may waive notice and the presence of a Trustee at a meeting shall be deemed to be waiver of the notice requirement by that Trustee except where the Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been lawfully called or convened. Notice of a meeting of the Trustees may be given verbally, in writing or by telephone, fax, e-mail or other means of communication. A notice of a meeting of Trustees need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, the Trustees may by resolution from time to time fix a day or days in any month or months for regular meetings of the Trustees at a place and hour to be named, in which case, provided that a copy of such resolution is sent to each Trustee forthwith after being passed and forthwith after each Trustee's appointment, no other notice shall be required for any such regular meeting.

7.3 Place of Meetings

Meetings of the Trustees may be held at any place in Canada. A Trustee who attends a meeting of Trustees, in person or by telephone, is deemed to have consented to the location of the meeting except when the Trustee attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

7.4 Meetings by Telephone

A Trustee may participate in a meeting of the Trustees or of a committee of the Trustees by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A Trustee participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

7.5 Quorum

The quorum for the transaction of business at any meeting of the Trustees shall consist of a majority of the number of Trustees then holding office, and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees, provided that the Trustee shall not transact business at a meeting of Trustees unless a majority of Trustees present are resident of Canada for the purposes of the Tax Act.

7.6 Chairman

The chairman of the Trustees shall be chosen by the Trustees. The chairman of any meeting of the Trustees shall be the Trustee present at the meeting who holds the office of Chairman of the Trustees or if such person is not present, the Trustees present shall choose one of their number to be chairman.

7.7 Action by the Trustees

At all meetings of the Trustees every question shall be decided by a majority of the votes cast on the question. In the case of equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all Trustees who would be entitled to vote on that resolution at a meeting of the Trustees. Resolutions in writing may be signed in counterparts, and delivered by facsimile, each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

7.8 Adjourned Meeting

Any meeting of Trustees may be adjourned from time to time by the chairman of the meeting with the consent of the Trustees present at the meeting to a fixed time and place. Further notice of the adjourned meeting need not be given. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is not a quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated upon its adjournment.

7.9 Remuneration and Expenses

The Trustees shall be paid such reasonable remuneration for their services as the Trustees may from time to time determine. A Trustee who is a director, officer or employee of Esprit or any of its subsidiaries shall not receive any remuneration for acting as Trustee or attending meetings of the Trustees. The Trustees shall also be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees. Nothing herein contained shall preclude any Trustee from serving the Trust in any other capacity and receiving remuneration therefor. The Trustees may be eligible to participate in any incentive plan adopted by the Trust, or its subsidiaries.

7.10 Officers

The Trustees may, from time to time, appoint one or more officers of the Trust, including without limitation a chairman of the Trustees, and, without prejudice to rights under any employment contract, may remove any officer of the Trust. The powers and duties of each officer of the Trust shall be those determined from time to time by the Trustees and, in the absence of such determination, shall be those usually applicable to the office held.

ARTICLE VIII
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEES

8.1 Qualification of Trustees

The following persons are disqualified from being a Trustee of the Trust:

(a) anyone who is less than 18 years of age;

(b) anyone who is of unsound mind and has been so found by a court in Canada or elsewhere;

(c) a person who is not an individual; and

(d) a person who has the status of bankrupt.

No more than one-third of the Trustees at any time may be non-residents of Canada as defined in the Tax Act.

8.2 *Appointment of Trustees*

The Initial Trustees are hereby appointed as the initial Trustees of the Trust for an initial term of office which, subject to Section 8.5, shall expire (subject to further appointment) at the close of the first annual meeting of Unitholders. In addition, the Initial Trustees shall be entitled to appoint additional Trustees for a term to expire (subject to further appointment) at the close of the first annual meeting of Unitholders. Except as otherwise provided in this Trust Indenture, Trustees shall be appointed (including the reappointment of incumbent Trustees) at each annual meeting of Unitholders, and may be appointed at a special meeting of Unitholders, in each case to hold office, subject to Section 8.5, for a term expiring at the close of the next annual meeting of Unitholders following such an appointment. Any such appointment (other than by the Initial Trustees) shall be made either by a resolution approved by a majority of the votes cast at a meeting of Unitholders or shall be made by resolution in writing in the manner set out in Section 12.10. Notwithstanding the foregoing:

(a) if no Trustees are appointed at the annual meeting of Unitholders held immediately before the term of office of such Trustees expires, such Trustees shall continue to hold the office of Trustee under this Trust Indenture until successors have been appointed or they cease to hold office; and

(b) notwithstanding Section 8.7, the Trustees may, between annual meetings of the Unitholders, appoint one or more additional Trustees for a term to expire (subject to further appointment) at the close of the next annual meeting of Unitholders, but the number of additional Trustees so appointed shall not at any time exceed one-third of the number of Trustees who held office immediately after the expiration of the immediately preceding annual meeting of Unitholders.

8.3 Consent to Act

(a) A person who is appointed a trustee hereunder, other than the Initial Trustees, shall not become a Trustee until the person has, either before or after such appointment, executed and delivered to the Trust a consent substantially as follows:

"To: Esprit Energy Trust (the "Trust")
And to: The Trustees thereof

The undersigned hereby consents to act as a Trustee of the Trust and hereby agrees, upon the later of the date of this consent and the date of the undersigned's appointment as a Trustee of the Trust, to thereby become a party, as a Trustee, to the Trust Indenture dated as of August 16, 2004, as amended from time to time, constituting the Trust.

Dated: ________________________, _____.

[Signature]

[Print Name]"

(b) Upon the later of a person being appointed a Trustee hereunder and executing and delivering to the Trust a consent substantially as set forth in subsection (a) above, such person shall become a Trustee hereunder and shall be deemed to be a party (as a Trustee) to this Trust Indenture.

8.4 Failure to Elect Minimum Number of Trustees

If a meeting of Unitholders fails to elect the minimum number of Trustees required by this Trust Indenture by reason of the disqualification or death of any nominee, the Trustees elected at the meeting may exercise all of the powers of the Trustees if the number of Trustees so elected constitutes a quorum.

8.5 Ceasing to Hold Office

A Trustee ceases to hold office when:

(a) he or she dies or resigns;

(b) he or she is removed in accordance with Section 8.6;

(c) he or she ceases to meet the qualifications as provided under Section 8.1; or

(d) he or she ceases to be a Canadian resident, unless at the time he or she ceases to be a Canadian resident no more than one-third of the Trustees, including the Trustee which has ceased to be a Canadian resident, are non-residents of Canada as defined in the Tax Act.

A resignation of a Trustee becomes effective at the time a written resignation is sent to the other Trustees of the Trust, or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, or, if more than one-third of the Trustees would be Non-Residents, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee. Upon a Trustee ceasing to hold office as such hereunder, such Trustee shall cease to be a party (as a Trustee) to this Trust Indenture; provided, however, that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 9.10. Upon the resignation or removal of any Trustee, or upon a Trustee otherwise ceasing to be a Trustee, the Trustee shall (a) cease to have the rights, privileges and powers of a Trustee under this Trust Indenture, (b) execute and deliver all documents as the remaining Trustees shall require for the conveyance of any Trust Assets held in that Trustee's name and to provide for or facilitate the transition of the Trust's activities and affairs to a successor trustee, (c) account to the remaining Trustees as they may require for all property which that Trustee holds as Trustee, and (d) resign from all representative or other positions held by such Trustee on behalf of the Trust, including as a director or officer of any person in which the Trust owns any Securities (directly or indirectly), and shall then be discharged as Trustee. Upon the incapacity or death of any Trustee, his or her legal representative shall execute and deliver on his or her behalf all documents as the remaining Trustees may require as provided in this Section 8.5. In the event that a Trustee or his or her legal representatives, as applicable, are unable or unwilling to execute and deliver those required documents, each of the remaining Trustees is hereby appointed as the attorney of the Trustee for the purposes of executing and delivering those required documents. This power of attorney granted to each of the remaining Trustees is not intended to be a continuing power of attorney within the meaning of the *Substitute Decisions Act, 1992* (Ontario), exercisable during a Trustee's incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "**CPOA**"). The execution of this power of attorney will not terminate any CPOA granted by the Trustee previously and will not be terminated by the execution by the Trustee in the future of a CPOA, and the Trustee hereby agrees not to take any action in future which results in the termination of this power of attorney.

8.6 Removal of Trustee

The Unitholders may remove any Trustee or Trustees from office, by resolution approved by a majority of the votes cast at a meeting of Unitholders called for that purpose. A vacancy created by the removal of a Trustee may be filled at the meeting of Unitholders at which the Trustee is removed or, if not so filled, may be filled as set forth in Section 8.7.

8.7 Filling Vacancies

A quorum of Trustees may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure to elect the number of Trustees fixed by or pursuant to this Trust Indenture. If there is not a quorum of Trustees, or if there has been a failure to elect the minimum number of Trustees required by or pursuant to this Trust Indenture, the Trustees then in office shall forthwith call a special meeting of Unitholders to fill the vacancy and, if they fail to call a meeting or if there are no Trustees then in office, the meeting may be called by any Unitholder. A Trustee appointed to fill a vacancy holds office, subject to Section 8.5, until the close of the next annual meeting of the Unitholders. The rights of the Trustees to control and exclusively administer the Trust and to have the title to the Trust Assets drawn up in their names or in the name of any other successor and all other rights of the Trustees at law shall vest automatically in any person who may, after the date of this Trust Indenture, become a Trustee upon that person's due appointment and qualification without any further act and that person shall then have all the rights, privileges, powers, authorities, obligations and immunities of a Trustee under this Trust Indenture whether conveyancing documents have been executed and delivered pursuant to Section 8.5 or otherwise.

8.8 Validity of Acts

An act of a Trustee is valid notwithstanding an irregularity in the appointment of the Trustee or a defect in the qualifications of the Trustee.

ARTICLE IX
CONCERNING THE TRUSTEES

9.1 Powers of the Trustees

Subject to the terms and conditions of this Trust Indenture, the Trustees may exercise from time to time in respect of the Trust Assets and the investments and affairs of the Trust any and all rights, powers and privileges that could be exercised by the legal and beneficial owner of those assets.

Subject to the specific limitations contained in this Trust Indenture, the Trustees shall have, without further or other action or consent, and free from any power or control on the part of the Unitholders full, absolute and exclusive power, control and authority over the Trust Assets and over the affairs of the Trust to the same extent as if the Trustees were the sole and absolute beneficial owners of the Trust Assets in their own right, to do all acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, carrying out the trust created under this Trust Indenture. In construing the provisions of this Trust Indenture, the presumption shall be in favour of the powers and authority granted to the Trustees. The enumeration of any specific power or authority in this Trust Indenture shall not be construed as limiting the general powers or authority or any other specified power or authority conferred in this Trust Indenture on the Trustees. To the maximum extent permitted by Applicable Law the Trustees shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. Without limiting the generality of the foregoing, but subject to any express

limitations contained in this Trust Indenture, the Trustees may make any investments without being required to adhere to all of or any particular portion of the investment criteria or diversification requirements set forth in the *Trustee Act (Ontario),* as amended from time to time, or any similar criteria or requirements under equivalent legislation in any of the provinces or territories of Canada, and may delegate management and authority to discretionary managers of investment funds as the Trustees in their discretion determine appropriate.

9.2 Specific Powers and Authorities of the Trustees

Subject only to the express limitations contained in this Trust Indenture and in addition to any other powers and authorities conferred by this Trust Indenture or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees, without any action or consent by the Unitholders shall have, and may exercise at any time and from time to time, the following powers and authorities which may or may not be exercised by the Trustees in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time determine proper:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to manage the Trust Assets;

(c) to maintain records and provide reports to Unitholders;

(d) to collect, sue for and receive all sums of money or other property due to the Trust;

(e) to open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(f) to determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements;

(g) to make or cause to be made application for the listing or quotation on any stock exchange or market of any class of Trust Units, and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain any listing or quotation;

(h) to determine conclusively the value of any or all of the Trust Assets from time to time and, in determining that value, to consider any information and advice as the Trustees in their sole judgment, may deem material and reliable;

(i) to enter into any agreement or instrument to create or provide for the issue of Trust Units (including any firm or best efforts underwriting agreement), to cause those Trust Units to be issued for any consideration as the Trustees, in their sole discretion, may deem appropriate and to do all things and prepare and sign all documents to qualify those Trust Units for sale in whatever jurisdictions they will be sold or offered for sale;

(j) to effect payment of distributions to the Unitholders as provided in Article V but not contrary to any provisions of any subordination agreement to which the Trust is a party, or the terms of the Notes, the Non-Resident Notes or the subordination provisions of the Note Indenture or the Non-Resident Note Indenture;

(k) to invest any and all funds and monies of the Trust in the manner set forth in Article IV;

(l) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any Securities comprising the Trust Assets (including the Notes) to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(m) subject to Section 9.4, to sell, transfer, assign and convey, for and on behalf of the Trust, all or any portion of the Trust Assets on such terms and conditions as the Trustees shall deem to be in the best interests of the Unitholders;

(n) where reasonably required, to engage or employ on behalf of the Trust any Persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(o) except as prohibited by law or as provided in this Trust Indenture, to delegate any of the powers and duties of the Trustees to the Administrator or any one or more agents, representatives, officers, employees, independent contractors, administrators or other persons without liability to the Trustees;

(p) to engage in, intervene in, prosecute, join, defend, compromise, settle, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the Trust Assets or the Trust's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(q) to arrange for insurance contracts and policies insuring the Trust, the Trust Assets, the business of Esprit or any direct or indirect subsidiary and/or any or all of the Trustees or the Unitholders, including against any and all claims and liabilities of any nature asserted by any Person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees or Unitholders or otherwise;

(r) to cause legal title to any of the Trust Assets to be held by and/or in the name of one or more Trustees, or, except as prohibited by law, by and/or in the name of

the Trust or any other custodian or Person, on such terms, in such manner, with such powers in such Person as the Trustees may determine and with or without disclosure that the Unitholders, the Trust or a Trustee is interested therein, provided however that should legal title to any of the Trust Assets be held by and/or in the name of any Person or Persons other than a Trustee or the Trust, the Trustees shall require such Person or Persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Unitholders;

(s) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Trust from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Trust and for such purpose to draw, make, execute and issue loan agreements, promissory notes, debentures, convertible debentures, notes or similar debt securities and other negotiable and non-negotiable instruments and evidences of indebtedness (any or all of which may contain limitations or restrictions on payments, transfers, distributions or dispositions);

(t) without limit as to amount, to lend funds to any Person including, without limitation, Esprit, in such manner and for such purposes as have been and may be approved and determined to be in the best interests of the Unitholders by the Trustees;

(u) to guarantee, indemnify or act as a surety with respect to the payment or performance of any indebtedness, liabilities or obligations of any kind of Person including, without limitation, Esprit, or any affiliate or the Trust and, if required, to pledge Securities of such Person as security for such guarantee or indemnity;

(v) to enter into any subordination, postponement or priority agreement on behalf of the Trust with any lender or creditor to any Person, including Esprit or any affiliate of the Trust, pursuant to which, among other things, the Trust may agree to subordinate and postpone its debt, security or any right to receive any income from any person and to be paid on the Notes by Esprit or any such affiliate (or any other debt obligations or security of Esprit or any such affiliate to the Trust) to the rights of such lender or creditor to Esprit or any affiliate of the Trust, and which agreement may further provide, without limitation, that in the event of a default by Esprit or any such affiliate of the Trust to any of its lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of Esprit or any such affiliate of the Trust will make any further payments in respect of the Notes (or other such obligations) to the Trust, and the Trust will not make any further cash distributions to Unitholders;

(w) to charge, mortgage, hypothecate, pledge or assign on behalf of the Trust, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Trust Assets for any

purpose, including to secure any monies borrowed or other liabilities or obligations of the Trust or to secure any guarantee granted by the Trust;

(x) to issue Trust Units or convertible securities for such consideration as the Trustees may deem appropriate in their sole discretion, such issuance to be subject to the terms and conditions of this Trust Indenture;

(y) to use their reasonable commercial efforts to ensure that (i) the Trust qualifies at all times as a "mutual fund trust" pursuant to subsection 132(6) of the Tax Act and (ii) the Trust Units will not be "foreign property" within the meaning of Part XI of the Tax Act; for greater certainty, in order to fulfil their obligations to ensure the Trust maintains its status as a "mutual fund trust" for purposes of the Tax Act having regard, inter alia, to the provisions of subsection 132(7) of the Tax Act, the Trustees shall have the right to require Unitholders to sell Trust Units, to require Unitholders to provide evidence of their status as a resident or non-resident of Canada, to suspend the voting rights and/or distribution rights attaching to Trust Units held by Unitholders who refuse to comply with a notice requiring them to sell Trust Units, and to sell, on behalf of such Unitholders, their Trust Units and to pay to them only the net proceeds of such sale;

(z) in addition to the mandatory indemnification provided for in Section 9.8 to the extent permitted by Applicable Law to indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Trust has dealings including, without limitation, the Trustees, the Depository, the Administrator or the Transfer Agent or an escrow agent, to such extent as the Trustees shall determine;

(aa) without the approval or confirmation of Unitholders, enact and from time to time amend or repeal regulations not inconsistent with this Trust Indenture containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust, but not in conflict with any provision of this Trust Indenture;

(bb) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Trust Assets, the undertaking of the Trust or Income of the Trust, or imposed upon or against the Trust Assets, the undertaking of the Trust or Income of the Trust, or any part thereof, and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Income of the Trust or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustees will seek the advice of the Trust's counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient;

(cc) to vote in favour of the adoption by the Trust of a Unitholders' rights plan which plan will be effective as at the date of such adoption if the Trustees determine in

good faith that such action is appropriate. Such Unitholder rights plan shall terminate on the date which is six months from the date of such adoption unless ratified and confirmed by the Unitholders in accordance with this Trust Indenture;

(dd) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary (including tax elections or designations) or proper for the accomplishment of any of the powers granted to the Trustees under the terms of this Trust Indenture; and

(ee) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Trust Indenture including, without limitation, the negotiation and execution of the Administration Agreement.

The Trustees shall have the power to prescribe any form provided for or contemplated by this Trust Indenture and the Trustees may make, adopt, amend or repeal regulations containing provisions relating to the conduct of the affairs of the Trust not inconsistent with Applicable Law or with this Trust Indenture (the "**Trustees' Regulations**"). The Trustees shall also be entitled to make any reasonable decisions, designations or determinations not contrary to this Trust Indenture which they may determine are necessary or desirable in interpreting, applying or administering this Trust Indenture or in administering, managing or operating the Trust. Any Trustees' Regulations, decisions, designations or determinations made pursuant to this section shall be conclusive and binding upon all Persons affected thereby. The Trustees shall, except as may be prohibited by Applicable Law, have the right to delegate authority for the above referenced matters to a manager or administrator where the Trustees determine in their sole discretion that such delegation is desirable to effect the administration of the duties of the Trustees under the Trust Indenture. The Trustees may also delegate certain powers for management of the day-to-day affairs of the Trust provided that delegation is not inconsistent with this Trust Indenture.

9.3 Voting of Securities Held by the Trust

The Securities (including the Shares and the Notes) held from time to time by the Trustees as part of the Trust Assets may be voted by the Trustees at any and all meetings of securityholders of such Persons in which the Trust holds Securities, at which the holders of such Securities are entitled to vote.

9.4 Restrictions on Trustee's Powers

Notwithstanding Section 9.2, the Trustees may not at any time following the Effective Date under any circumstances whatsoever authorize:

(a) any amalgamation, arrangement or other merger of Esprit or AcquisitionCo with any other corporation, except pursuant to the Arrangement, or with one or more direct or indirect wholly-owned subsidiaries of the Trust or in conjunction with an internal reorganization;

(b) any sale or disposition of any Securities held by the Trust or any other sale, lease or exchange of all or substantially all of the Trust Assets, except pursuant to the Arrangement, pursuant to an In Specie Redemption under Section 6.5, pursuant to any security granted under Section 9.2(w), pursuant to any internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Trust and any one or more of:

(i) Esprit;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iii) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) and (ii) above; and

(iv) any partnership, the only partners of which are Persons referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of Esprit, except pursuant to the Arrangement, pursuant to any security granted by Esprit or under Section 9.2(w), pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Trust;

(ii) Esprit;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) to (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) to (iv) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of Esprit to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

9.5 Banking

The banking activities of the Trust, or any part thereof, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustees may designate, appoint or authorize from time to time and all such banking activities, or any part thereof, shall be transacted on the Trust's behalf by one or more officers of the Trust or Esprit or Trustees as the Trustees may designate, appoint or authorize from time to time including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities.

9.6 Standard of Care and Duties

The Trustees shall act honestly and in good faith with a view to the best interests of the Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the *Business Corporations Act* (Alberta). Unless otherwise required by law, a Trustee shall not be required to give bond surety or security in any jurisdiction for the performance of any duties or obligations hereunder. Each Trustee, in his or her capacity as trustee, shall not be required to devote his or her entire time to the investments, business or affairs of the Trust.

9.7 Fees and Expenses

As part of the expenses of the Trust, the Trustees may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, accountants, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Trust shall be payable out of the Trust Assets.

9.8 Limitations on Liability of Trustees

The Trustees shall only be liable, answerable and accountable for their own actual fraud, dishonesty or gross negligence. Without limiting the generality of, and subject to, the foregoing, no Trustee shall be liable for any loss or damage which may occur to the Trust Assets or any part thereof (including any Securities whose ownership interests are comprised directly or indirectly in the Trust Assets) or the income thereof at any time from any cause whatsoever, including:

(a) the exercise or failure to exercise a discretion or power, or the refusal or failure to concur in the exercise of a discretion or power;

(b) the failure to attend to, interfere with, or inquire into the management of Persons, the Securities of which form part of the Trust Assets, including without limitation;

(i) the reliance on information given at meetings or otherwise by the management of such Persons;

(ii) the failure to act upon any information received from inquiring into the management of such Persons or otherwise;

(iii) the failure to require the management of such Persons to consult and inform the Trustees so that the Trustees may intervene if necessary to safeguard the interests of the Trust Assets; and

(iv) the acquiescence in business arrangements entered into by such Persons even if such business arrangements prove detrimental to the interest of the Trust Assets;

(c) the reliance in good faith upon the opinion or advice of counsel as to the interpretation of this Trust Indenture in any respect, or as to any other issue that may arise; or

(d) the reliance upon the opinion or advice of any other professional person in a matter apparently falling within his/her professional expertise.

Subject to this Section 9.8, none of the Trustees nor the officers nor any agent of the Trust shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with the Trust Assets or the affairs of the Trust, including in respect of any loss or diminution in value of any Trust Assets, to the Trust or to the Unitholders or to any other person for anything done or permitted to be done by the Trustees. The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect to the affairs of the Trust. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Trust Indenture or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees. The Trust shall be solely liable therefor and resort shall be had solely to the Trust Assets for payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustees under this Trust Indenture, the Trustees are and shall be conclusively deemed to be acting as trustees of the Trust Assets.

9.9 Indemnification of Trustees

Each Trustee, each former Trustee, each officer of the Trust and each former officer of the Trust shall be entitled to be and shall be indemnified and reimbursed out of the Trust Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or former Trustee or officer or former officer in

consequence of his or her performance of his or her duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party or against whom any such claim, action or proceeding is commenced or proposed by reason of being or having been a Trustee or officer of the Trust or, at the request of the Trust, a director or officer of Esprit or any subsidiaries thereof; provided that a Trustee, former Trustee, director, officer or former director or officer shall not be indemnified out of the Trust Assets in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result of the actual fraud, dishonesty or gross negligence of such Trustee, former Trustee, director, officer or former director or officer. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

9.10 Conflicts of Interest

A Trustee or an officer of the Trust who is a party to, or is a director or officer of or has a material interest in any Person who is a party to, a material contract or transaction or proposed material contract or transaction with the Trust shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest, and shall not vote on any resolution to approve the contract or transaction, unless the contract or transaction is one relating primarily to his or her remuneration as a Trustee or one for indemnity or insurance in respect of him or her. Provided a Trustee has disclosed the nature and extent of his or her interest and refrained from voting in the manner contemplated in this Section 9.10, such Trustee shall be permitted to continue to act as a trustee of the Trust and shall not be subject to any liability to the Trust or the Unitholders with respect to such contract or transaction as aforesaid. Subject to the foregoing, each Trustee, in his or her personal capacity or in any other capacity, may buy, lend upon and deal in securities of the Trust and generally may contract and enter into any financial transactions with the Trust without being liable to account for any profit made thereby and that contract or transaction shall not be void or voidable.

Each Trustee, in his or her personal capacity or in any other capacity, may carry on any other business or activities with any other Person and may act as a trustee to other trusts for gain, without being liable to account for any profit made thereby and/or without being under any obligation to provide any business or other opportunities identified during the course of carrying on any such activities to the Trust for the benefit of the Unitholders.

9.11 Conditions Precedent

The obligation of the Trustees to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustees from the Trust Assets to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustees to protect and hold harmless the Trustees against the costs, charges and expenses and liabilities to be incurred therein and any loss and

damage they may suffer by reason thereof. None of the provisions contained in this Trust Indenture shall require the Trustees to expend or risk their own funds or otherwise incur financial liability in the performance of their duties or in the exercise of any of their rights or powers unless it is given an indemnity and funding satisfactory to the Trustees, acting reasonably.

ARTICLE X
COMMITTEES OF TRUSTEES AND ADMINISTRATOR

10.1 Delegation

(a) Except as prohibited by law, the Trustees may appoint from their number one or more committees of Trustees and may delegate to the committees of Trustees or the Administrator pursuant to this Administration Agreement, such authority as the Trustees may in their sole discretion deem necessary or desirable to effect the administration of the duties of the Trustees under this Trust Indenture, without regard to whether such authority is normally granted or delegated by trustees.

(b) The Trustees may enter into the Administration Agreement and, subject to Section 9.4, any other contract with the Administrator relating to the Trustees' delegation of their duties hereunder to the Administrator, and pertaining to the Administrator's authority, term of appointment, compensation and any other matters deemed desirable by the Trustees. For greater certainty, the Trustees may grant broad discretion to the Administrator to administer and manage the day-to-day operations of the Trust, to act as independent contractor or agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions for and on behalf of the Trust.

10.2 Procedure

Unless otherwise determined by the Trustees, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chairman, if any, and the rules for calling, holding, conducting and adjourning meetings of the committee shall be the same as those governing the Trustees. Each member of a committee shall serve during the pleasure of the Trustees and, in any event, only so long as he or she shall be a Trustee. The Trustees may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, a committee may continue to exercise its powers notwithstanding any vacancy among its members.

ARTICLE XI
AMENDMENT

11.1 Amendment

The provisions of this Trust Indenture may only be amended by the Trustees with the consent of Unitholders evidenced by Special Resolution; provided that the provisions of this

Trust Indenture may be amended by the Trustees, at any time and from time to time, without the consent, approval or ratification of the Unitholders or any other person:

(a) prior to the Effective Date of the Arrangement; or

(b) at any time for the purpose of:

(i) ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

(ii) making amendments which, in the opinion of the Trustees, provide additional protection or added benefits for the Unitholders;

(iii) removing any conflicts or inconsistencies in this Trust Indenture or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(iv) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental authorities having jurisdiction over the Trustees or the Trust;

(v) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable;

(vi) removing the Trust Call Right if the Trustees believe that it is not necessary for the Trust to continue to have such right to maintain its status as a "mutual fund trust" for the purposes of the Tax Act;

(vii) removing the automatic application of the Trust Call Right pursuant to Section 3.9 if the Trustees believe that it is not required by the Trust to maintain its status as a mutual fund trust for the purposes of the Tax Act, or

(viii) changing the Ownership Threshold (upwards or downwards),

but, notwithstanding the foregoing, no such amendment shall be adopted which causes (i) the Trust to fail to qualify as a "mutual fund trust" under the Tax Act or (ii) the Trust Units to constitute "foreign property" for purposes of the Tax Act, without the consent of the Unitholders given as set out above. In addition, no such amendment shall modify the right to one vote per class of Trust Unit or reduce the fractional undivided interest in the Trust Assets represented by any class of Trust Unit without the consent of the holder of such Trust Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the

purpose of this Section 11.1 without the consent of the holders of all of the Trust Units then outstanding.

11.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to Section 11.1, the Trustees shall furnish written notification of the substance of the amendment to the Unitholders via press release.

ARTICLE XII
MEETINGS OF UNITHOLDERS

12.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called, commencing in 2005, on or before June 30 in each year, at a time and at a place in Canada set by the Trustees. The business transacted at such meetings shall include the presentation of the consolidated audited financial statements of the Trust for the immediately preceding fiscal year, the appointment of Trustees for the ensuing year in accordance with Article VIII, the appointment of Auditors and the transaction of such other business as Unitholders may be entitled to vote upon as hereinafter provided in this Article XII or as the Trustees may determine. Special meetings of the Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Unitholders holding in the aggregate not less than 10% of the Trust Units then outstanding, such request specifying in reasonable detail the purpose or purposes for which such meeting is to be called. The chairman of any annual or special meeting shall be the Chairman of the board of Trustees or any other Trustee specified by resolution of the Trustees or, in the absence of any Trustee, any person appointed as chairman of the meeting by the Unitholders present. The Trustees, the officers of the Trust, the Auditors and any other person approved by the Trustees, the chairman of the meeting or by resolution passed by a majority of the votes cast by Unitholders represented at the meeting may attend meetings of the Unitholders.

12.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Unitholder at his or her last address on the books of the Trust, mailed at least 21 days and not more than 60 days before the meeting, subject to applicable law. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this section, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

12.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 20% of the outstanding Trust Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

12.4 Voting Rights of Unitholders

Only Unitholders of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote on a poll vote at any meeting of Unitholders, provided that each Class A Trust Uni, each Class B Trust Unit and any convertible securities authorized for issuance by the Trustees and carrying the right to vote, shall entitle the holder or holders of that Trust Unit to one vote at any meetings of Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent for verification at least 48 hours prior to the commencement of such meeting. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

Unitholders may revoke a proxy by depositing an instrument in writing (which includes another proper form of proxy with a later date), at any time up to and including the last business day preceding the day of the meeting, or by depositing it with the chairman of the meeting on the day of the meeting.

12.5 Resolutions Binding the Trustees

Unitholders shall be entitled to pass resolutions that will bind the Trustees or the Trust only with respect to the following matters:

(a) the election or removal of one or more Trustees as provided in Article VIII;

(b) the authorization of the matters set out in Section 9.4;

(c) the appointment of an Inspector as provided in Section 12.9;

(d) the termination of the Trust as provided in Section 14.2;

(e) the appointment or removal of Auditors as provided in Article XVII;

(f) the sale of all or substantially all of the Trust Assets;

(g) the ratification of any Trust Unitholder rights plan, distribution reinvestment plan, distribution reinvestment and Trust Unit purchase plan, Trust Unit option plan or other compensation plan requiring Unitholder approval under laws, regulations or stock exchange rules applicable to the Trust;

(h) the dissolution of the Trust prior to the end of its term; and

(i) any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Unitholders for their approval.

Except with respect to the above matters set out in this Section 12.5, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustees. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Trust Indenture and except for the matters set out in subsections (a), (c) and (e) above which matters may be dealt with by a resolution passed by a majority of the votes cast by Unitholders represented at the meeting.

12.6 Meaning of "Special Resolution"

(a) The expression "**Special Resolution**" when used in this Trust Indenture means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the number of Trust Units then outstanding and passed by the affirmative votes of the holders of more than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

(b) Notwithstanding Section 12.3, if at any meeting at which a Special Resolution is proposed to be passed the holders of 10% of the aggregate number of Trust Units outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later and to such place and time as may be appointed by the chairman of the meeting. Not less than 10 days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 12.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Unitholders present in person or by proxy shall form a quorum and may

transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) of this Section 12.6 shall be a Special Resolution within the meaning of this Trust Indenture, notwithstanding that the holders of less than 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy at such adjourned meeting.

(c) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

12.7 Meaning of "Outstanding"

Every Trust Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustees or Transfer Agent for cancellation provided that:

(a) when a new certificate has been issued in substitution for a Trust Unit Certificate which has been lost, stolen, mutilated or destroyed, only one of such Trust Unit Certificates shall be counted for the purposes of determining the number of Trust Units outstanding;

(b) for the purpose of any provision of this Trust Indenture entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any action under this Trust Indenture, Trust Units owned directly or indirectly, legally or equitably, by the Trust, Esprit or any affiliate thereof shall be disregarded;

(c) for the purpose of determining whether the Trustees shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Trust Units which the Trustees know are so owned shall be so disregarded; and

(d) Trust Units so owned which have been pledged in good faith other than to the Trust, Esprit or any affiliate thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustees the pledgee's right to vote such Trust Units in his or her discretion free from the control of the Trust, Esprit or any affiliate thereof.

For the purposes of this Section 12.7, the Transfer Agent shall provide a certificate which will state the class number of Trust Units and the certificate numbers of certificates, if certificates are issued, held by the Trust, Esprit or any affiliate thereof. The Trustees shall be entitled to rely on such certificate in order to disregard the votes of any of the parties mentioned above.

12.8 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to receive notice of and to vote or act at any meeting or any adjournment thereof, the Trustees may fix a date not more than 60 days and not less than 21 days prior to the date of any meeting of Unitholders as a record

date for the determination of Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof. Any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and to vote at such meeting or any adjournment thereof even though the Unitholder has since that time disposed of his or her Trust Units, except to the extent that the transferee of those Trust Units produces properly endorsed Trust Unit Certificates or otherwise establishes that he or she owns the Trust Units, and demands, not later than 10 days before the meeting that his or her name be included in the list of Unitholders before the meeting, in which case the transferee will be entitled to receive notice of and to vote his or her Trust Units at the meeting or any adjournment thereof. In the event that the Trustees do not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 12.2.

12.9 Appointment of Inspector

The Trustees shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 25% of the aggregate number of Trust Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustees of their responsibilities and duties in respect of the Trust (the "**Inspector**"). An Inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting. The Inspector shall not have any powers that are inconsistent with this Trust Indenture as may be conferred upon him or her at the meeting when the Inspector is appointed, but in all events shall not have any powers to act in any capacity as the Trustees or in place or instead of the Trustees in any manner under this Trust Indenture.

12.10 Resolutions in Writing

Notwithstanding any other provision of this Trust Indenture, a resolution in writing executed by Unitholders holding more than 66 2/3% of the outstanding Trust Units at any time shall be as valid and binding for all purposes of this Trust Indenture as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Sections 12.5 or 12.6 in favour of such resolution at a meeting of Unitholders duly called for the purpose.

12.11 Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Trust Indenture at a meeting of Unitholders shall be binding upon all the Unitholders, whether present at or absent from that meeting, and each and every Unitholder shall be bound to give effect accordingly to every such resolution.

12.12 No Breach

Notwithstanding any other provision of this Trust Indenture, Unitholders shall have no power to effect any amendment to this Trust Indenture which would require the Trustees to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustees under any agreement binding on, or obligation of, the Trust or the Trustees.

ARTICLE XIII
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

13.1 Nature of Trust Units

(a) The provisions of this Article XIII shall not in any way alter the nature of Trust Units or the relationships of a Unitholder to the Trustees and of one Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of Trust Units and the recording of all transactions in respect of Trust Units and Trust Unit Certificates whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons. The Trust Units shall be issued in the form of the Trust Unit Certificates applicable to the class of Trust Unit. At the option of the Trustees, global Trust Unit Certificates (a "**Global Trust Unit Certificate**") may be issued in the name of and deposited by the Transfer Agent with, or on behalf of, CDS or a successor (collectively, the "**Depository**"), as custodian of the Global Trust Unit Certificates and registered by the Transfer Agent in the name of the Depository or its nominee. No purchaser of Trust Units represented in part by a Global Trust Unit Certificate will be entitled to a certificate or other instrument from the Trust or the Depository evidencing that purchaser's ownership thereof except in the circumstances where the Depository resigns or is removed from its responsibilities as depository and the Trustee is unable or does not wish to locate a qualified successor. Beneficial interests in the Global Trust Unit Certificates will be represented only through the Book-Entry System. Transfers of Trust Units between CDS Participants shall occur in accordance with the Depository's rules and procedures.

(b) All references herein to actions by, notices given or payments made to Unitholders shall, where such Trust Units are held through the Depository, refer to actions taken by, or notices given or payments made to, the Depository upon instruction from the CDS Participants in accordance with the Depository's rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Unitholders evidencing a specified percentage of the aggregate Trust Units outstanding, such direction or consent may be given by Unitholders acting through the Depository and the CDS Participants owning Trust Units evidencing the requisite percentage of the Trust Units. The rights of a Unitholder whose Trust Units are held through the Depository shall be exercised only through the Depository and the CDS Participants and shall be limited to those established by law and agreements between such Unitholders and the Depository and/or the CDS Participants or upon instruction from the CDS Participants. Each of the Transfer Agent and the Trustee may deal with the Depository for all purposes (including the making of payments) as the authorized representative of the respective Unitholders and such dealing with the Depository shall constitute satisfaction or performance, as applicable, towards their respective obligations hereunder.

(c) For so long as Trust Units are held through the Depository, if any notice or other communication is required to be given to Unitholders, the Trustees and the Transfer Agent will give all such notices and communications to the Depository.

(d) If the Depository resigns or is removed from its responsibilities as depository and the Trustee are unable or do not wish to locate a qualified successor, the Depository shall surrender the Global Trust Unit Certificates to the Transfer Agent with instructions from the Depository for registration of Trust Units in the name and in the amounts specified by the Depository and the Trust shall issue and the Trustee and Transfer Agent shall execute and deliver the aggregate number of Trust Units then outstanding in the form of definitive Trust Unit Certificates representing such Trust Units.

13.2 Trust Unit Certificates

(a) Trust Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustees.

(b) If issued, Trust Unit Certificates are issuable only in fully registered form.

(c) The definitive form of the Trust Unit Certificates shall:

(i) be in the English language and may also be in the French language;

(ii) be dated as of the date of issue thereof;

(iii) contain the CUSIP number (if any) for the applicable Class of Trust Unit; and

(iv) contain such distinguishing letters and numbers as the Trustees shall prescribe.

(d) In the event Trust Unit Certificates are also issued in the French language and any provision of the Trust Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Trust Unit Certificate shall be signed on behalf of the Trustees and the Transfer Agent of such Trust Units. Signatures of the Trustees required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. Any Trust Unit Certificate which has one manual signature as provided above shall be valid notwithstanding that one or more persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of that Certificate.

13.3 Contents of Trust Unit Certificates

Until otherwise determined by the Trustees, each Trust Unit Certificate shall legibly set forth on the face thereof, *inter alia*, among other things the following:

(a) the name of the Trust and the words "A trust created under the laws of the Province of Alberta by a Trust Indenture dated as of August 16, 2004" or words of like effect;

(b) the name of the Person to whom the Trust Unit Certificate is issued as Unitholder;

(c) the number and class of Trust Units represented thereby and whether or not the Trust Units represented thereby are fully paid;

(d) that the Trust Units represented thereby are transferable;

(e) the words "The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of the Trust Indenture, which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust" or words of like effect; and

(f) the words "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

Until otherwise determined by the Trustees, each such certificate shall legibly set forth on the face or the reverse side thereof, *inter alia*, the following:

(g) "The Trust Indenture provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution", or words of like effect; and

(h) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Trust Units and any declarations that may be required.

The Trust Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine.

13.4 Register of Unitholders

Registers for the Trust Units shall be kept at the principal corporate trust office in Calgary, Alberta of the Transfer Agent, which registers shall contain the names and addresses of the Unitholders, the respective numbers and classes of Trust Units held by them, the certificate

numbers of the certificates representing such Trust Units and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustees may from time to time designate. Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustees shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

13.5 Transfer of Trust Units

(a) Subject to the provisions of this Article XIII, Section 3.8, Schedule "A" and Schedule "B", the Trust Units shall be fully transferable without charge as between Persons, but no transfer of Trust Units shall be effective as against the Trustees or shall be in any way binding upon the Trustees until the transfer has been recorded on the appropriate register or one of the branch transfer registers maintained by the Trustees, the Trust or the Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Unit.

(b) Subject to the provisions of this Article XIII, Section 3.8., Schedule "A" and Schedule "B", Trust Units shall be transferable on the register or one of the branch transfer registers only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust or to the Transfer Agent of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustees or the Transfer Agent. Upon such delivery the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Trust Units shall be issued to the transferee and a new certificate for the balance of Trust Units not transferred shall be issued to the transferor.

(c) Any Person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustees or the Transfer Agent and delivery of the existing certificate and any other documentation required by the Trustees, to the Trustees or the Transfer Agent, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustees or the Transfer Agent shall have actual or other notice of such death or other event.

(d) Trust Unit Certificates representing any number of Trust Units may be exchanged without charge for Trust Unit Certificates representing an equivalent number of

Trust Units in the aggregate. Any exchange of Trust Unit Certificates may be made at the offices of the Trust or the Transfer Agent where registers are maintained for Trust Unit Certificates pursuant to the provisions of this Article XIII. Any Trust Unit Certificates tendered for exchange shall be surrendered to the Trustees or the Transfer Agent and then shall be cancelled.

13.6 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustees may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

13.7 Performance of Trust

The Trustees, the Unitholders, the Transfer Agent or any other agent of the Trust shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

13.8 Lost Certificates

In the event that any certificate for Trust Units is lost, stolen, destroyed or mutilated, the Trustees or the Transfer Agent may authorize the issuance of a new certificate for the same number of Trust Units in lieu thereof. The Trustees or the Transfer Agent may in their or its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees or the Transfer Agent may deem necessary, to surrender any mutilated certificate and may require the applicant to supply a "lost certificate bond" or a similar bond in such reasonable sum as the Trustees or the Transfer Agent may direct indemnifying the Trust and the Transfer Agent for so doing.

13.9 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Trust Indenture nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustees or the Trust Assets, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Trust Units in place

of the certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Trust Indenture.

13.10 Unclaimed Interest or Distribution

In the event that the Trustees shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustees shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the Person or Persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the public trustee (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustees.

13.11 Non-Exclusionary Offers for Units

(a) In this Section 13.11:

(i) "**Dissenting Unitholder**" means a Unitholder who does not accept a Non-Exclusionary Offer referred to in subsection (b) below and includes any assignee of the Trust Unit of a Unitholder to whom such a Non-Exclusionary Offer is made, whether or not such assignee is recognized under this Trust Indenture;

(ii) "**Offeror's Notice**" means the notice described in subsection (c) below;

(iii) "**Offeror's Trust Units**" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any affiliate or associate of the Offeror or any Person acting jointly or in concert with the Offeror;

(b) If a Non-Exclusionary Offer for all of the outstanding Trust Units (other than Units held by or on behalf of the Offeror or an affiliate or associate of the Offeror) is made and by such Offer, the Offeror agrees to be bound by the provisions of this Article XIII and:

(i) within the time provided in the Non-Exclusionary Offer for its acceptance or within 60 days after the date the Non-Exclusionary Offer is made, whichever period is the shorter, the Non-Exclusionary Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Trust Units;

(ii) the Offeror is bound to take-up and pay for, or has taken-up and paid for the Trust Units of the Unitholders who accepted the Non-Exclusionary Offer;

(iii) the Offeror complies with subsections (c) and (e) below,

the Offeror shall be entitled to acquire, and the Dissenting Unitholders shall be required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Non-Exclusionary Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to subsection (b) above, and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Non-Exclusionary Offer a notice (the "Offeror's Notice") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Trust Units, other than Offeror's Trust Units, have accepted the Non-Exclusionary Offer;

(ii) the Offeror is bound to take-up and pay for, or has taken-up and paid for, the Trust Units of the Unitholders who accepted the Non-Exclusionary Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Non-Exclusionary Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) representing Units to the Fund within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection (c) above shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) representing Trust Units to the Trust, duly endorsed for transfer, if a Trust Unit Certificate has been provided.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection (c) above, the Offeror shall pay or transfer to the Trust, or to such other person as the Trust may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection (b) above.

(f) The Trust, or the person directed by the Trust, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under subsection (e) above. The Trust, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection (c) above, the Trust, if the Offeror has complied with subsection (e) above, shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trust's opinion may be necessary or desirable to cause the transfer of the relevant Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection (d) above the consideration to which such Dissenting Unitholder is entitled under this Section 13.12; and

(iii) send to each Dissenting Unitholder who has not complied with subsection (d) above a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trust or some other person designated in such notice are holding in trust the consideration for such Trust Units;

(C) the Trust, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholders Trust Certificate(s) or such other documents as the Trust or such other person may require in lieu thereof; and

(D) the Trust is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

subject to applicable law, an Offeror cannot make an Offer for all of the outstanding Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

13.12 Power of Attorney

Each Unitholder hereby grants to the Trustees and each of them, their successors and assigns, a power of attorney constituting the Trustees, and each of them, with full power of substitution, as his or her true and lawful attorney to act on his or her behalf, with full power and authority in his or her name, place and stead, to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a) this Trust Indenture, any amendment to this Trust Indenture and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a mutual fund trust;

(b) any instrument, deed, agreement or document in connection with carrying on the activities and affairs of the Trust as authorized in this Trust Indenture;

(c) all conveyances and other documents required in connection with the dissolution or liquidation of the Trust in accordance with the terms of this Trust Indenture; and

(d) any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Trust or of a Unitholder's interest in the Trust.

The power of attorney granted herein is irrevocable and will survive the death, disability or bankruptcy of the Unitholder or the assignment by the Unitholder of all or part of his or her interest in the Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

ARTICLE XIV
TERMINATION

14.1 Term of Trust

Subject to the other provisions of this Trust Indenture, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 16, 2004. For the purpose of terminating the Trust by such date, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust.

14.2 Termination with the Approval of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees shall commence to wind-up the affairs of the Trust. Such Special Resolution may contain such directions to the Trustees as the Unitholders determine, including a direction to distribute the Securities held by the Trust, or all of them, *in specie*. Following such approval by Special Resolution, the Trustees shall commence to wind up the affairs of the Trust as soon as may be reasonably practicable.

14.3 Automatic Termination

If the Trust ceases to hold any Trust Assets for any reason, the Trustees shall thereupon commence to wind-up the affairs of the Trust.

14.4 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Trust, the Trustees shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the registers of Trust Units of the Trust shall be closed.

14.5 Powers of the Trustees Upon Termination

After the date on which the Trustees are required to commence to wind-up the affairs of the Trust, the Trustees shall carry on no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustees shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Trust Indenture.

14.6 Sale of Investments

After the date referred to in Section 14.4, the Trustees shall proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 14.2, sell and convert into money the Securities and all other assets comprising the Trust in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 14.2). If the Trustees are unable to sell all or any of the Securities or other assets which comprise part of the Trust Assets by the date set for termination, the Trustees may distribute the remaining Securities or other assets directly to the Unitholders in accordance with their *pro rata* share. Any Income of the Trust or Net Realized Capital Gains arising from the sale of such Securities shall be allocated, paid or made payable in accordance with Article V.

14.7 Distribution of Proceeds or Assets

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the Securities and other assets together with any cash forming part of the Trust Assets among the Unitholders in accordance with their *pro rata* share.

14.8 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Trust Units for cancellation within six months after the time specified in the notice referred to in Section 14.4, the Trustee shall give further notice to the remaining Unitholders to surrender their Trust Units for cancellation and if, within six months after the further notice, all the Trust Units shall not have been surrendered for cancellation, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their *pro rata* share of the remaining Trust Assets, and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustees, may pay such amounts into Court.

14.9 Responsibility of the Trustees after Sale and Conversion

The Trustees shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 14.4 and, after such sale, the sole obligation of the Trustees under this Trust Indenture shall be to hold such proceeds in trust for distribution under Section 14.7.

ARTICLE XV
SUPPLEMENTAL INDENTURE

15.1 Provision for Supplemental Indenture for Certain Purposes

The Trustees may, without approval of the Unitholders and subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Trust Indenture in the circumstances set forth in Section 11.1 where the Trustees may do so without the consent, approval or ratification of the Unitholders or any other Person; and

(b) modifying or amending any provisions of this Trust Indenture where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Trust Units as required under the terms of this Trust Indenture,

and any such indenture or instrument supplemental to this Trust Indenture shall be binding on all parties, including without limitation, all Unitholders on the later of (i) the date of execution, and (ii) the effective date of any required approval by Unitholders, of that indenture or instrument.

ARTICLE XVI
GENERAL

16.1 Notices

(a) Any notice or other document required to be given or sent to Unitholders under this Trust Indenture shall be given or sent through ordinary post addressed to each registered holder at his, her or its last address appearing on the registers; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of *The Globe and Mail*, the Financial Post section of the *National Post* or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on

which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

(b) Any written notice or written communication given to the Trustees shall be addressed to the Trustees at the head office of the Trust and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by fax or other means of prepaid, transmitted or recorded communication.

16.2 Failure to Give Notice

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

16.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

16.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article XVI shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustees have notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all Persons having an interest in the Trust Units concerned.

16.5 Information Available to Unitholders

Each Unitholder shall have the right to obtain, on demand and upon payment of a reasonable fee, from the head office of the Trust a copy of this Trust Indenture and any amendments thereto relating to Trust Units held by that Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor and after delivering to the Trustees a statutory declaration stating the name and address of the person requiring the Trustees to furnish the list of Unitholders and, if the person is a body corporate, the address for service thereof, and that the list will not be used except in connection with (a) an effort to influence the voting of the Unitholders, (b) an offer to acquire Trust Units, or (c) any other matter relating to the Trust Units or the affairs of the Trust, obtain a list of the Unitholders for purposes connected with the Trust.

16.6 Income Tax: Obligations of the Trustees

The Trustees shall satisfy, perform and discharge all obligations and responsibilities of the Trustees under the Tax Act (including any obligations of the Trust under Part XIII of the Tax Act) and neither the Trust nor the Trustees shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustees consistent with any such obligations or responsibilities.

16.7 Income Tax: Election

In respect of the first taxation year of the Trust, the Trust shall elect pursuant to subsection 132(6.1) of the Tax Act that the Trust be deemed to be a mutual fund trust for the entire year.

16.8 Income Tax: Deductions

The Trustees shall claim the maximum deductions available to the Trust or such lesser amounts as the Trustees may determine to be in the best interests of the Unitholders for the purposes of computing its income pursuant to the provisions of the Tax Act to the extent required to reduce the taxable income of the Trust to nil.

16.9 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

16.10 Financial Disclosure

The Trust will send to Unitholders:

(a) at least 21 days prior to the date of each annual meeting of Unitholders and, in any event, on or before any earlier date prescribed by applicable securities laws, the annual consolidated financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative consolidated financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 17.4; and

(b) within 45 days after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year) and, in any event, on or before any earlier date prescribed by applicable securities laws, unaudited quarterly consolidated financial statements of the Trust for such fiscal quarter, together with comparative consolidated financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

16.11 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustees will provide to each Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

(b) all information required by applicable law and this Trust Indenture.

16.12 Taxation Information

Within the time required under the Tax Act, the Trust will provide to Unitholders who received distributions from the Trust in the prior calendar year, such information and forms as may be needed by such Unitholders in order to complete their tax returns in respect of the prior calendar year under the Tax Act and equivalent provincial legislation in Canada.

16.13 Power of Attorney to Esprit

Subject to the terms of the Administration Agreement, the Trustees hereby grant to the Administrator a power of attorney constituting Esprit, with full power of substitution, as their true and lawful attorney to act on behalf of the Trust with full power and authority in their name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, agreement or document in connection with carrying out the activities of the Trust.

16.14 Execution of Instruments

Any two Trustees shall have the authority to sign in the name of and on behalf of the Trust all instruments in writing and any instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. For greater certainty, the foregoing shall not limit in any way the power of the Trustees to delegate to any person or persons the authority to sign in the name of and on behalf of the Trust any specific instrument or instruments in writing or instruments in writing generally.

ARTICLE XVII
AUDITORS

17.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

17.2 Appointment of Auditors

KPMG LLP, Chartered Accountants are appointed as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders. The Auditors will be elected at each succeeding annual meeting of Unitholders. The Auditors will receive such remuneration as may be approved by the Trustees.

17.3 Change of Auditors

The Auditors may at any time be removed by the Trustees with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by a majority of votes cast by Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustees.

17.4 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder with the annual financial statements referred to in Section 16.10.

ARTICLE XVIII
MISCELLANEOUS

18.1 Successors and Assigns

The provisions of this Trust Indenture shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

18.2 Counterparts

This Trust Indenture may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.3 Severability

If any provision of this Trust Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Trust Indenture in any jurisdiction.

IN WITNESS WHEREOF the Initial Trustees and the Settlor have executed this Trust Indenture effective this 30th day of September, 2004.

signed *"Greg Jerome"* Witness	signed *"Donald R. Gardner"* **DONALD R. GARDNER**
signed *"Greg Jerome"* Witness	signed *"John E. Panneton"* **JOHN E. PANNETON**
signed *"Greg Jerome"* Witness	signed *"Stephen J. Savidant"* **STEPHEN J. SAVIDANT**
signed *"Greg Jerome"* Witness	signed *"Eric Schwitzer"* **ERIC SCHWITZER**
signed *"Greg Jerome"* Witness	signed *"Stephen B. Soules"* **STEPHEN B. SOULES**
signed *"Mary Jay"* Witness	signed *"D. Michael G. Stewart"* **D. MICHAEL G. STEWART**
signed *"Greg Jerome"* Witness	signed *"Robert A. Lehodey"* **ROBERT A. LEHODEY**, as Settlor

SCHEDULE "A"

To the annexed amended and restated trust indenture ("**Trust Indenture**") made as of the 30th day of September, 2004 and made between Donald R. Gardner, John E. Panneton, Stephen J. Savidant, Eric Schwitzer, Stephen B. Soules and D. Michael G. Stewart (the "Initial Trustees) and Robert A. Lehodey (the "Settlor").

The Class A Trust Units shall have the rights and be subject to the limitations, restrictions and conditions set out in the Trust Indenture, as supplemented or amended by the rights, limitations, restrictions and conditions applicable to the Class A Trust Units as set out below:

A.1 Definitions

In this Schedule "A" and in the Class A Trust Units, unless the context otherwise requires, capitalized terms shall have the meaning set out in the Trust Indenture.

A.2 Ownership Restrictions

(a) The number of issued and outstanding Class A Trust Units may not at any point in time exceed the Ownership Threshold. At any time on or after the Effective Date where the number of issued and outstanding Class A Trust Units (as shown in the register of holders of Trust Units or as a result of a Trustees' Determination) exceeds the Ownership Threshold or would exceed the Ownership Threshold as a result of a proposed subscription or other event or transaction, the Trustees and the Transfer Agent shall not accept any subscription for Class A Trust Units or give effect to such other event or transaction. Notwithstanding the foregoing, the ability of Unitholders to require the Trust to redeem Trust Units in accordance with Section 6.1 of the Trust Indenture shall not be subject to the foregoing restrictions.

(b) The fair market value (as modified by the Tax Act) of all of the issued and outstanding Class A Trust Units may not at any time exceed 50% of the aggregate of the fair market value of the issued Class A Trust Units and the fair market value of this issued Class B Trust Units (both as modified by the Tax Act). If at any particular time the fair market value (as modified by the Tax Act) of all of the issued Class A Trust Units exceeds or would exceed 50% of the aggregate of the fair market value of the issued Class A Trust Units and the fair market value of the issued Class B Trust Units (both as modified by the Tax Act), as a result of a proposed subscription or other event or transaction, the Trustees and the Transfer Agent shall not accept any subscription for Class A Trust Units or give effect to such other event or transaction.

(c) Notwithstanding Section A.2(a), where the number of issued and outstanding Class A Trust Units would, as a result of a conversion pursuant to Section B.4 of Schedule "B" to the Trust Indenture, exceed the Ownership Threshold, concurrently with such conversion Section A.2(a) and Section A.6 shall cease to be of any force or effect in respect of such conversion until such time as the offer in question either expires or is withdrawn, whichever is the first to occur.

A.3 Permitted Stock Exchange Listings

The Class A Trust Units may be listed and posted for trading on the Toronto Stock Exchange and any other exchange or exchanges as may be determined by the Trustees.

A.4 Exclusionary Offer

(a) If an Exclusionary Offer is made for Class B Trust Units, each outstanding Class A Trust Unit shall be convertible into one fully paid and non-assessable Class B Trust Unit at the option of the holder thereof exercisable during the Conversion Period. The convertability right provided for herein shall be exercised by notice in writing given to the Transfer Agent accompanied by the certificate or certificates representing the Class A Trust Units which the holder desires to convert, and such notice shall be executed by the person registered on the books of the Trust as the holder of the Class A Trust Units, or by his attorney duly authorized in writing, and shall specify the number of Class A Trust Units which the holder desires to have converted. The holder shall be responsible to pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the Transfer Agent of such notice and certificate or certificates, the Trust shall issue or cause to be issued a certificate representing fully paid Class B Trust Units as prescribed above and in accordance with Section A.4(c). If less than all of the Class A Trust Units represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing in the aggregate the number of Class A Trust Units represented by the original share certificate which are not to be converted.

(b) An election by a holder of Class A Trust Units to exercise the conversion right provided for in Section A.4(a) shall be deemed to also constitute irrevocable elections by such holder: (i) to deposit the Converted Units pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the Trust Units from the offer in accordance with the terms thereof and applicable law); and (ii) to exercise the right to convert into Class A Trust Units on a one-for-one basis, all Converted Units in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up and paid for under the Exclusionary Offer (including by way of the abandonment or withdrawal of the Exclusionary Offer without any Trust Units being acquired). Any conversion of Converted Units into Class A Trust Units pursuant to such deemed election in respect of which the holder exercises his right of withdrawal from the Exclusionary Offer shall be effective at the time such right of withdrawal is exercised without prejudice to the ability to reconvert or re-tender. If the right of withdrawal is not exercised, any conversion into Class A Trust Units pursuant to such deemed election shall be effective:

(i) in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required under applicable securities legislation to take up and pay for all Trust Units to be acquired by the Offeror under the Exclusionary Offer; and

(ii) in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(c) No certificates representing Converted Units shall be delivered to or to the order of the holders thereof before such Trust Units have been deposited pursuant to the Exclusionary Offer and the Transfer Agent, on behalf of the holders of the Converted Units, shall deposit, and the holders of such Trust Units shall be deemed to have irrevocably directed the Transfer Agent to deposit, pursuant to the Exclusionary Offer, the certificate or certificates representing the Converted Units. Upon completion of the Exclusionary Offer, the Transfer Agent shall deliver or cause to be delivered to the holders entitled thereto all consideration paid by the Offeror pursuant to the Exclusionary Offer in respect of Converted Units. If Converted Units are converted into Class A Trust Units pursuant to the deemed election under Section A.4(b), the Transfer Agent shall deliver to the holders entitled thereto a Trust Unit Certificate representing the Class A Trust Units resulting from the conversion. The Trust shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this Section A.4(c).

(d) As soon as is reasonably practicable after the Offer Date, the Trust shall send to each holder of Class A Trust Units a notice advising such holders that they are entitled to convert their Class A Trust Units into Class B Trust Units pursuant to Section A.4(a) and the reasons therefor.

(e) The notice referred to in Section A.4(d) shall:

(i) include a description of the procedure to be followed to effect the conversion and any restrictions thereon and to have the Converted Units tendered under the Exclusionary Offer;

(ii) include the information as to Section A.4(b) hereof; and

(iii) be accompanied by a copy of the Exclusionary Offer and all other material sent to holders of Class B Trust Units in respect of the Exclusionary Offer, and as soon as is reasonably practicable after any additional material, including a notice of variation or change, is sent to the holders of Class B Trust Units in respect of the Exclusionary Offer, the Trust shall send a copy of such additional material to each holder of Class A Trust Units.

(f) Prior to or forthwith after sending any notice referred to in Section A.4(d), the Trust shall cause a press release to be issued to a Canadian national news wire service describing the contents of the notice.

A.5 Conversion

(a) At any time, a holder of one or more Class A Trust Units shall have the right at his or her option to convert, subject to these provisions, any one or more of such Class A Trust Units into Class B Trust Units on a one-for-one basis, provided that each holder of such Class A Trust Units is not a Non-Resident and provides a

Unitholder's Declaration addressed to the Trust and the Transfer Agent effective at the time of conversion declaring that each such holder is not a Non-Resident.

(b) The conversion of one or more Class A Trust Units shall be effected by the deposit of the certificate or certificates representing the same at any time during normal business hours at any office of the Transfer Agent at which the Class A Trust Units are transferable accompanied by a Unitholder's Declaration satisfactory to the Trust declaring that the holder, and any beneficial owner(s) are not Non-Residents, together with a written conversion form in form satisfactory to the Trust, duly executed by the registered holder or his attorney duly authorized in writing, in which instrument such holder may elect to convert only part of the Class A Trust Units represented by such certificate or certificates, in which event the Trust shall issue and deliver or cause to be delivered to such holder, at the expense of the holder, a new certificate representing the Class A Trust Units represented by such certificate or certificates which have not been converted.

(c) As promptly as practicable after the deposit of any Class A Trust Units for conversion, the Trust shall issue and shall deliver or cause to be delivered to or to the written order of the holder of the Class A Trust Units so surrendered, a certificate or certificates issued in the name of such holder representing the number of Class B Trust Units to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the date such Class A Trust Units shall have been properly deposited for conversion, so that the rights of the holder of such Class A Trust Units as the holder thereof shall cease at such time and the person or persons entitled to receive Class B Trust Units upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Class B Trust Units at such time; provided, however, that no such deposit on any date when the Trust's register of transfers of Class B Trust Units shall be properly closed shall be effective to constitute the person or persons entitled to receive Class B Trust Units upon such conversion as the holder or holders of record of such Class B Trust Units on such date, but such deposit shall be effective to constitute the person or persons entitled to receive such Class B Trust Units as the holder or holders of record thereof for all purposes when the registers next open. For these purposes the date of deposit of any Class A Trust Units for conversion shall be deemed to be the date when the certificate representing such Class A Trust Units accompanied by a satisfactory Unitholder's Declaration and Conversion Form is received by the Transfer Agent as provided for herein.

(d) For purposes of satisfying the conditions to authorizing a conversion of Class A Trust Units into Class B Trust Units pursuant to Section A.5(a), the Trust shall require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable to make such request, file with the Trust or the Transfer Agent a completed Unitholder's Declaration. The Trust shall determine from time to time written guidelines with respect to the nature of the Unitholder's Declaration to be requested, the times at which Unitholder's

Declarations are to be requested and any other relevant matters relating to Unitholder's Declarations.

(e) A Unitholder's Declaration shall be in the form from time to time determined by the Trust pursuant to Section A.5(d) and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the *Canada Evidence Act*. Without limiting the generality of its contents, any Unitholder's Declaration may be required to contain information with respect to:

(i) whether the person is the beneficial owner of or controls the applicable Class A Trust Units or whether any other person is the beneficial owner of or controls those Class A Trust Units; and

(ii) whether the person or any other beneficial owner of the Class A Trust Units is a Non-Resident.

A.6 Violations of Ownership Threshold

(a) In the event that it appears to the Trust from the register of holders of Trust Units of the Trust that, or in the event of a Trustees' Determination that, the number of issued and outstanding Class A Trust Units exceeds the Ownership Threshold:

(i) the Trust shall, pursuant to a Trustees' Determination, make a public announcement, whether by press release, newspaper advertisements or otherwise, reasonably expected to inform the markets in which Class B Trust Units and Class A Trust Units are traded of the contravention; and

(ii) the Trust shall refuse to:

(A) accept any subscription for Class A Trust Units; or

(B) convert any Class B Trust Units into Class A Trust Units (except where such conversion would be in accordance with Section B.4 of Schedule "B" to the Trust Indenture).

(b) In the event that it appears to the Trust from the register of holders of Trust Units of the Trust that, or in the event of a Trustees' Determination that the number of Class A Trust Units issued and outstanding exceed the Ownership Threshold, the Trust shall send a notice (a "**Disposition Notice**") to such registered holders of Class A Trust Units as shall be chosen on the basis of inverse order to the order of registration or on such other basis as is practicable and would not be unfairly prejudicial to, and would not unfairly disregard the interests of, persons beneficially owning or controlling Class A Trust Units. For the purposes of determining the inverse order of registration, the Trust shall use the inverse order of registration as shown on the registers of holders of the Class A Trust Units of the Trust.

(c) The Trust shall, by Trustees' Determination, suspend all Ownership Rights of a holder of Class A Trust Units selected to receive a Disposition Notice under Section A.6(b) so that the number of the Class A Trust Units with respect to which Ownership Rights are not suspended is reduced to not more than the Ownership Threshold.

(d) Any Disposition Notice required to be sent to a registered holder of Class A Trust Units pursuant to Section A.6(b) shall:

(i) specify in reasonable detail the nature of the contravention of the Ownership Threshold, the number of Class A Trust Units that are Excess Class A Trust Units and the consequences of the contravention specified in this Section A.6;

(ii) specify a date, which shall be not less than 60 days after the date of the Disposition Notice, by which the Excess Class A Trust Units are to be sold or otherwise disposed of to a person who is not a Non-Resident and who concurrently agrees to convert such Excess Class A Trust Units into Class B Trust Units in accordance with Section A.5 or, if the holder of Excess Class A Trust Units is not a Non-Resident, to require the conversion of such Excess Class A Trust Units into Class B Trust Units pursuant to Section A.5; and

(iii) state that unless the registered holder sells or otherwise disposes of the Excess Class A Trust Units to a person who is not a Non-Resident and who concurrently converts such Excess Class A Trust Units into Class B Trust Units in accordance with Section A.5, or provides a Unitholder's Declaration to the effect that such holder is not, and does not hold the Excess Class A Trust Units on behalf of, a Non-Resident together with an election to convert such Excess Class A Trust Units into Class B Trust Units in accordance with Section A.5, by the date specified in the Disposition Notice, such default (a "**Unitholder Default**") shall result in the consequence of sale or conversion in accordance with Section A.6(f) or repurchase or redemption in accordance with Section A.6(i), and shall specify in reasonable detail the nature and timing of those consequences.

(e) The Trust shall cancel any suspension of the Ownership Rights pursuant to Section A.6(c) attaching to Class A Trust Units of a registered holder for all purposes if it determines that, following the cancellation, none of such Class A Trust Units will be beneficially owned or controlled in contravention of the Ownership Threshold. For greater certainty, any such cancellation shall permit, from and after the cancellation, the exercise of all Ownership Rights attached to the Class A Trust Units so reinstated but have no retroactive effect.

(f) Subject to Section A.6(i), in the event of a Unitholder Default in respect of any registered holder of Class A Trust Units, the Trust may, by Trustees'

Determination, elect to sell any Excess Class A Trust Units in accordance with this Section A.6(f):

(i) on the principal stock exchange; or

(ii) if there is no principal stock exchange, on such other stock exchange or organized market on which the Class A Trust Units are then listed or traded; or

(iii) if the Class A Trust Units are not then listed on any stock exchange or traded on any organized market, in such other manner that is intended to obtain fair market value for the Class A Trust Units as the Trust shall determine.

(g) The net proceeds of sale of Excess Class A Trust Units sold in accordance with Section A.6(f) shall be the net proceeds after deduction of any commission, tax or other costs of such sale.

(h) For all purposes of a sale of Excess Class A Trust Units in accordance with Section A.6(f), the Trust is the agent and lawful attorney of the registered holder and the beneficial owner of the Excess Class A Trust Units.

(i) In the event of a Unitholder Default in respect of any registered holder of Class A Trust Units and in the event that the Trust determines that a sale of Excess Class A Trust Units in accordance with Section A.6(f) would be impracticable or have a material adverse effect on the market value of the Class A Trust Units, the Trust shall, in lieu of a sale in accordance with Section A.6(f), subject to applicable law and to regulatory approval, repurchase or redeem the Excess Class A Trust Units thereof, without further notice thereto.

(j) The price paid by the Trust to repurchase or redeem any Excess Class A Trust Units shall be:

(i) the average of the closing prices per unit of the Class B Trust Units on the principal stock exchange on which the Class B Trust Units are traded over the last 10 trading days on which at least one board lot of Class B Trust Units has traded on such principal stock exchange (or, if there is no principal stock exchange or if the requisite trading of Class B Trust Units has not occurred on the principal stock exchange, such other stock exchange or such other organized market on which such requisite trading has occurred as the Trust shall determine) in the period ending on the trading day immediately preceding the repurchase or redemption date; or

(ii) if the Class B Trust Units are not listed and posted for trading on any stock exchange or other organized market, at their fair market value as of the date of repurchase or redemption as the Trustees shall determine.

(k) In the event of any sale or repurchase or redemption of Excess Class A Trust Units, the Trust shall, not later than 10 days thereafter, deposit an amount equal to the amount of the net proceeds of sale or the repurchase or redemption, respectively, in a segregated account in any bank or trust company in Canada or the United States selected by it. The amount of the deposit, less the reasonable costs of administration of the segregated account, shall be payable to the registered holder of the Excess Class A Trust Units sold or repurchased or redeemed on presentation and surrender by the registered holder to that bank or trust company of the certificate or certificates representing the Excess Class A Trust Units. Any interest earned on any amount so deposited shall accrue to the benefit of the Trust.

(l) From and after any deposit made pursuant to Section A.6(k), the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the Excess Class A Trust Units sold or repurchased or redeemed, other than the right to receive the trusts so deposited on presentation and surrender of the certificate or certificates representing the Excess Class A Trust Units sold or repurchased or redeemed.

(m) If a part only of the Class A Trust Units represented by any certificate are sold or repurchased or redeemed in accordance with Sections A.6(f) or A.6(i), the Trust or the Transfer Agent shall, on presentation and surrender of such certificate and at the expense of the registered holder, issue a new certificate representing the balance of the Class A Trust Units.

(n) So soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit is made pursuant to A.6(k), the Trust shall send a notice to the registered holder of the Excess Class A Trust Units sold or repurchased or redeemed and the notice shall state:

(i) that a specified number of Class A Trust Units has been sold, repurchased or redeemed, as the case may be;

(ii) the amount of the net proceeds of sale or the repurchase or redemption price, respectively;

(iii) the name and address of the bank or trust company at which the Trust has made the deposit of the net proceeds of sale or the repurchase or redemption price, respectively; and

(iv) all other relevant particulars of the sale, repurchase or redemption, respectively.

(o) For greater certainty, the Trust may sell, repurchase or redeem Excess Class A Trust Units in accordance with Section A.6(f) or A.6(i), respectively, despite the fact that the Trust does not possess the certificate or certificates representing the Excess Class A Trust Units at the time of the sale or repurchase or redemption. If, in accordance with Section A.6(f), the Trust sells Excess Class A Trust Units

without possession of the certificate or certificates representing the Excess Class A Trust Units, the Trust shall issue to the purchaser of such Excess Class A Trust Units or its nominee a new certificate or certificates representing the Excess Class A Trust Units sold. If, in accordance with Section A.6(f) or A.6(i), the Trust sells or repurchases or redeems Excess Class A Trust Units without possession of the certificate or certificates representing the Excess Class A Trust Units and, after the sale or repurchase or redemption, a person establishes that it is a *bona fide* purchaser of the Excess Class A Trust Units sold or repurchased or redeemed, then, subject to applicable law the Excess Class A Trust Units held or beneficially owned by the *bona fide* purchaser are deemed to be, from the date of the sale or repurchase or redemption, as the case may be, validly issued and outstanding Class A Trust Units in addition to the Excess Class A Trust Units and the Ownership Rights applicable thereto shall be restored (subject to Sections A.6(b) and (c)). In circumstances where the original holder of Excess Class A Trust Units has disposed of such Excess Class A Trust Units to a *bona fide* purchaser and such Excess Class A Trust Units have also been sold or repurchased or redeemed by the Trust, the original holder of Excess Class A Trust Units shall have no claim to the proceeds of disposition placed in an account by the Trust under Section A.6(k) and the Trust shall be entitled to claim such proceeds. In the event that the original holder of Excess Class A Trust Units has claimed and been paid such funds, the Trust shall have a claim against the original holder of Excess Class A Trust Units to be reimbursed such funds.

(p) The Trustees shall make any Trustees' Determination:

(i) if the relevant Unitholder's Declarations have been requested and received by the Trust, only:

(A) on a basis consistent with those Unitholder's Declarations; or

(B) if the Trustees are of the opinion that the Unitholder's Declarations do not contain adequate or accurate information or if the Trustees believe and have reasonable grounds for believing that they will not be provided with Unitholder's Declarations that do contain adequate and accurate information, then on the basis provided for in (ii) below; or

(ii) whether or not any Unitholder's Declaration has been requested or received by the Trust, only if the Trustees believe and have reasonable grounds for believing that they have sufficient information to make the determination, that the consequences of the Trustees' Determination would not be inequitable to those affected by it and that it would be impractical, under all the circumstances, to request or to await the receipt of any Unitholder's Declaration.

(q) In administering the provisions of this Section A.6, including, without limitation, in making any Trustees' Determination, the Trustees may rely on any information

on which the Trustees consider it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the Trustees may rely upon any Unitholder's Declaration, the securities register of the Trust, the knowledge of any trustee, officer or employee of the Trust or any advisor to the Trust and the opinion of counsel to the Trust.

(r) In administering the provisions of this Section A.6, including, without limitation, in making any Trustees' Determination, the Trustees shall act honestly and in good faith. Provided that the Trustees so act, they shall not be liable to the Trust and neither they nor the Trust shall be liable to any Unitholder or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Section A.6.

(s) Any Trustees' Determination required or contemplated by this Section A.6 shall be expressed and conclusively evidenced by a resolution duly adopted.

A.7 Trust Call Right

(a) In the event that it appears to the Trust from the markets upon which the Class A Trust Units and the Class B Trust Units trade, or in the event of a Trustees' Determination that, the fair market value (as modified by the Tax Act) of the issued Class A Trust Units may exceed 50% of the aggregate of the fair market value of the issued Class A Trust Units and the fair market value of the issued Class B Trust Units (both as modified by the Tax Act),

(i) the Trust shall, pursuant to a Trustees' Determination, make a public announcement, whether by press release, newspaper advertisements or otherwise, reasonably expected to inform the markets in which Class B Trust Units and Class A Trust Units are traded of such determination;

(ii) the Trust shall refuse to:

(A) accept any subscription for Class A Trust Units; or

(B) convert any Class B Trust Units into Class A Trust Units (except where such conversion would be in accordance with Section B.4 of Schedule "B" to the Trust Indenture);

(iii) the Trust will exercise the Trust Call Right for such number of Class A Trust Units determined by the Trust and from such registered holders of Class A Trust Units on the basis of inverse order to the order of registration, or on such other basis as is practicable and would not be unfairly prejudicial to, and would not unfairly disregard the interests of, persons beneficially owning or controlling Class A Trust Units. For the purposes of determining the inverse order of registration, the Trust shall use the inverse order of registration as shown on the registers of holders of the Class A Trust Units of the Trust.

(b) Upon receipt of notice that a holder of Class A Trust Units is subject to the Trust Call Right, the holders thereof shall be entitled to receive an amount equal to the Cash Redemption Price which shall be paid pursuant to the following procedures:

(i) the Trust shall have the option to pay the Cash Redemption Price equal to 100% of the Closing Market Price on the principal market on which the Class B Trust Units are quote for trading, on the date of the exercise of the Trust Call Right; or

(ii) the Trust may issue Non-Resident Notes with a principal amount equal to the unsatisfied Cash Redemption Amount.

(c) If at any particular time the fair market value (as modified by the Tax Act) of all of the issued Class A Trust Units exceeds 50% of the aggregate of the fair market value of the issued Class A Trust Units and the fair market value of the issued Class B Trust Units (both as modified by the Tax Act), then, unless the Trust satisfies the conditions in paragraphs 132(7)(a) or (b) of the Tax Act at the particular time, the Trust shall be deemed to have exercised the Trust Call Right immediately prior to the time the 50% threshold is exceeded for the number of Class A Trust Units sufficient to ensure that the 50% threshold is not exceeded. The Trust Call Right shall be deemed to have been exercised against holders of the Class A Trust Units in the inverse order of acquisition.

(d) The Trust shall, by Trustees' Determination, suspend all Ownership Rights of a holder of Class A Trust Units who are deemed to have had their Class A Trust Units redeemed pursuant to the Trust Call Right (the "**Called Class A Trust Units**").

(e) In the event of any redemption of Called Class A Trust Units, the Trust shall, not later than 10 days thereafter deposit the redemption price therefor in a segregated account and otherwise, with any trust company in Canada or the United States selected by it. The deposit shall be payable to the registered holder of the Called Class A Trust Units redeemed on presentation and surrender by the registered holder to that bank or trust company of the certificate or certificates representing the Called Class A Trust Units. Any interest earned on any amount so deposited shall accrue to the benefit of the Trust

(f) From and after any deposit made pursuant to Section A.7(e), the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the Called Class A Trust Units redeemed, other than the right to receive the trusts so deposited on presentation and surrender of the certificate or certificates representing the Called Class A Trust Units redeemed.

(g) If a part only of the Class A Trust Units represented by any certificate are redeemed in accordance with this Section A.7, the Trust or the Transfer Agent shall, on presentation and surrender of such certificate and at the expense of the

registered holder, issue a new certificate representing the balance of the Class A Trust Units.

(h) So soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit is made pursuant to this Section A.7, the Trust shall send a notice to the registered holder of the Called Class A Trust Units redeemed and the notice shall state:

(i) that a specified number of Class A Trust Units has been redeemed;

(ii) the consideration payable in respect of the redemption price;

(iii) the name and address of the trust company at which the Trust has made the deposit of the net proceeds of the redemption; and

(iv) all other relevant particulars of the redemption.

(i) For greater certainty, the Trust may redeem Called Class A Trust Units in accordance with this Section A.7 despite the fact that the Trust does not possess the certificate or certificates representing the Called Class A Trust Units at the time of the redemption. If, in accordance with this Section A.7, the Trust redeems Called Class A Trust Units without possession of the certificate or certificates representing the Called Class A Trust Units and, after the redemption, a person establishes that it is a *bona fide* purchaser of the Called Class A Trust Units redeemed, then, subject to applicable law the Called Class A Trust Units held or beneficially owned by the *bona fide* purchaser are deemed to be, from the date of the redemption, validly issued and outstanding Class A Trust Units in addition to the Called Class A Trust Units and the ownership rights applicable thereto shall be restored (subject to this Section A.7). In circumstances where the original holder of Called Class A Trust Units has disposed of such Called Class A Trust Units to a *bona fide* purchaser and such Called Class A Trust Units have also been redeemed by the Trust, the original holder of Called Class A Trust Units shall have no claim to the proceeds of disposition placed in an account by the Trust under this Section A.7 and the Trust shall be entitled to claim such proceeds. In the event that the original holder of Called Class A Trust Units has claimed and been paid such proceeds of disposition, the Trust shall have a claim against the original holder of Called Class A Trust Units to be reimbursed such funds.

(j) In administering the provisions of this Section A.7, including, without limitation, in making any Trustees' Determination, the Trustees may rely on any information on which the Trustees consider it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the Trustees may rely upon any Unitholder's Declaration, the securities register of the Trust, the knowledge of any trustee, officer or employee of the Trust or any advisor to the Trust and the opinion of counsel to the Trust.

(k) In administering the provisions of this Section A.7, including, without limitation, in making any Trustees' Determination, the Trustees shall act honestly and in

good faith. Provided that the Trustees so act, they shall not be liable to the Trust and neither they nor the Trust shall be liable to any Unitholder or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Section A.7.

(l) Any Trustees' Determination required or contemplated by this Section A.7 shall be expressed and conclusively evidenced by a resolution duly adopted.

(m) Notwithstanding any other provision of this Schedule "A", the existence of a number of Class A Trust Units in excess of the Ownership Threshold or the fair market value threshold shall have no consequences except those that are expressly provided for in this Schedule "A". For greater certainty, but without limiting the generality of the foregoing:

(i) no transfer, issue or ownership of and no title to Class A Trust Units;

(ii) no resolution of Trust Unitholders; and

(iii) no act of the Trust, including any transfer of property to or by the Trust,

shall be invalid or otherwise affected by the existence of a number of Class A Trust Units in excess of the Ownership Threshold or the fair market value threshold, except as expressly provided for in this Schedule "A".

SCHEDULE "B"

To the annexed amended and restated trust indenture ("**Trust Indenture**") made as of the 30th day of September, 2004 and made between Donald R. Gardner, John E. Panneton, Stephen J. Savidant, Eric Schwitzer, Stephen B. Soules and D. Michael G. Stewart (the "Initial Trustees) and Robert A. Lehodey (the "Settlor").

The Class B Trust Units shall have the rights and be subject to the limitations, restrictions and conditions set out in the Trust Indenture, as supplemented or amended by the rights, limitations, restrictions and conditions applicable to the Class B Trust Units as set out below:

B.1 Definitions

In this Schedule "B" and in the Class B Trust Units, unless the context otherwise requires, capitalized terms shall have the meaning set out in the Trust Indenture.

B.2 Ownership Restrictions

(a) No person who is a Non-Resident shall beneficially own or control, directly or indirectly, otherwise than by way of security only, any of the issued and outstanding Class B Trust Units.

(b) Notwithstanding Section B.2(a), where any Class B Trust Units would, as a result of a conversion pursuant to Section A.4 of Schedule "A" to the Trust Indenture, be beneficially owned or controlled by a Non-Resident, concurrent with such conversion Section B.2(a) and Section B.6 shall cease to be of any force or effect in respect of such conversion until such time as the offer in question either expires or is withdrawn, whichever is the first to occur.

(c) For purposes of monitoring the compliance with and of enforcing the provisions of Section B.2(a), the Trust may, and pursuant to Section B.7 shall, require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable to make such request, deliver to the Trust or the Transfer Agent a completed Unitholder's Declaration. The Trust shall determine from time to time written guidelines with respect to the nature of the Unitholder's Declaration to be requested, the times at which Unitholder's Declarations are to be requested and any other relevant matters relating to Unitholder's Declarations.

(d) A Unitholder's Declaration shall be in the form from time to time determined by the Trust pursuant to Section B.2(c) and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the *Canada Evidence Act*. Without limiting the generality of its contents, any Unitholder's Declaration may be required to contain information with respect to:

(i) whether the Trust Unitholder is the beneficial owner of or controls the applicable Class B Trust Units or whether any other person is the beneficial owner of or controls those Class B Trust Units; and

(ii) whether the Trust Unitholder or any other person who is the beneficial owner of the Class B Trust Units is a Non-Resident.

(e) For the purpose of enforcing compliance with Section B.2(a), no transfer of Class B Trust Units shall be effected on the register of holders of Class B Trust Units unless the transferee provides a Residency Declaration that provides that the transferee(s) and any beneficial owner(s) holding through the transferee(s) are not Non-Residents, except for a transfer from a Participant to CDS.

B.3 Permitted Stock Exchange Listings

The Class B Trust Units may be listed and posted for trading only on the Toronto Stock Exchange, or any successor thereto, or any other stock exchange in Canada.

B.4 Exclusionary Offer

(a) If an Exclusionary Offer is made for Class A Trust Units, each outstanding Class B Trust Unit shall be convertible into one fully paid and non-assessable Class A Trust Unit at the option of the holder thereof exercisable during the Conversion Period. The convertability right provided for herein shall be exercised by notice in writing given to the Transfer Agent accompanied by the certificate or certificates representing the Class B Trust Units which the holder desires to convert, and such notice shall be executed by the person registered on the books of the Trust as the holder of the Class B Trust Units, or by his attorney duly authorized in writing, and shall specify the number of Class B Trust Units which the holder desires to have converted. The holder shall be responsible to pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the Transfer Agent of such notice and certificate or certificates, the Trust shall issue or cause to be issued a certificate representing fully paid Class A Trust Units as prescribed above and in accordance with Section B.4(c). If less than all of the Class B Trust Units represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing in the aggregate the number of Class B Trust Units represented by the original share certificate which are not to be converted.

(b) An election by a holder of Class B Trust Units to exercise the conversion right provided for in Section B.4(a) shall be deemed to also constitute irrevocable elections by such holder: (i) to deposit the Converted Units pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the Trust Units from the offer in accordance with the terms thereof and applicable law); and (ii) to exercise the right to convert into Class B Trust Units on a one-for-one basis, all Converted Units in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up and paid for under the Exclusionary Offer (including by way of the abandonment or withdrawal of the Exclusionary Offer without any Trust Units being acquired). Any conversion of Converted Units into Class B Trust Units pursuant to such deemed election in respect of which the holder exercises his right of withdrawal from the Exclusionary Offer shall be effective at the time

such right of withdrawal is exercised without prejudice to the ability to reconvert or re-tender. If the right of withdrawal is not exercised, any conversion into Class B Trust Units pursuant to such deemed election shall be effective:

(i) in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required under applicable securities legislation to take up and pay for all Trust Units to be acquired by the Offeror under the Exclusionary Offer; and

(ii) in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(c) No certificates representing Converted Units shall be delivered to or to the order of the holders thereof before such Trust Units have been deposited pursuant to the Exclusionary Offer and the Transfer Agent, on behalf of the holders of the Converted Units, shall deposit, and the holders of such Trust Units shall be deemed to have irrevocably directed the Transfer Agent to deposit, pursuant to the Exclusionary Offer, the certificate or certificates representing the Converted Units. Upon completion of the offer, the Transfer Agent shall deliver or cause to be delivered to the holders entitled thereto all consideration paid by the Offeror pursuant to the offer in respect of Converted Units. If Converted Units are converted into Class B Trust Units pursuant to the deemed election under Section B.4(b), the Transfer Agent shall deliver to the holders entitled thereto a certificate representing the Class B Trust Units resulting from the conversion. The Trust shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this Section B.4(c).

(d) As soon as is reasonably practicable after the Offer Date, the Trust shall send to each holder of Class B Trust Units a notice advising such holders that they are entitled to convert their Class B Trust Units into Class A Trust Units pursuant to Section B.4(a) and the reasons therefor.

(e) The notice referred to in Section B.4(d) shall:

(i) include a description of the procedure to be followed to effect the conversion and to have the Converted Units tendered under the Exclusionary Offer;

(ii) include the information as to Section B.4(b) hereof; and

(iii) be accompanied by a copy of the Exclusionary Offer and all other material sent to holders of Class A Trust Units in respect of the Exclusionary Offer, and as soon as is reasonably practicable after any additional material, including a notice of variation or change, is sent to the holders of Class A Trust Units in respect of the Exclusionary Offer, the Trust shall send a copy of such additional material to each holder of Class B Trust Units.

(f) Prior to or forthwith after sending any notice referred to in Section B.4(d), the Trust shall cause a press release to be issued to a Canadian national news wire service describing the contents of the notice.

B.5 [Intentionally left blank]

B.6 Violations of Ownership Restriction

(a) In the event that it appears to the Trust from the register of holders of Class B Trust Units of the Trust that, or in the event of a Trustees' Determination that, a person that is a Non-Resident holds or beneficially owns any Class B Trust Units, the Trust shall send a notice (a "**Disposition Notice**") to the registered holder(s) of Class B Trust Units who is or appears to be, or who holds on behalf of a person who is, a Non-Resident.

(b) The Trust may, by Trustees' Determination, suspend all Ownership Rights of a holder of Class B Trust Units selected to receive a Disposition Notice under Section B.6(a).

(c) Any Disposition Notice required to be sent to a registered holder of Class B Trust Units pursuant to Section B.6(a) shall:

(i) specify the number of Class B Trust Units that are Prohibited Class B Trust Units and the consequences of the contravention specified in this Section B.6;

(ii) specify a date, which shall be not less than five (5) days after the date of the Disposition Notice, by which the Prohibited Class B Trust Units are to be sold or otherwise disposed of to a person who is not a, and does not hold on behalf of any person who is a, Non-Resident in accordance with Section B.2(e) or by which the holder of the Prohibited Class B Trust Units must provide a Unitholder's Declaration to the effect that such holder is not, and does not hold Class B Trust Units on behalf of, a Non-Resident; and

(iii) state that unless the registered holder sells or otherwise disposes of the Prohibited Class B Trust Units to a person who is not a, and does not hold on behalf of any person who is a, Non-Resident in accordance with Section B.2(e) or provides a Unitholder's Declaration to the effect that such holder is not, and does not hold Class B Trust Units on behalf of, a Non-Resident by the date specified in the Disposition Notice, such default (a "**Unitholder Default**") shall result in the consequence of sale or repurchase or redemption in accordance with this Section B.6, and shall specify in reasonable detail the nature and timing of those consequences.

(d) The Trust shall cancel any suspension of the Ownership Rights attaching to Prohibited Class B Trust Units of a registered holder for all purposes if it

determines that, following the cancellation, none of such Class B Trust Units will be Prohibited Class B Trust Units. For greater certainty, any such cancellation shall permit, from and after the cancellation, the exercise of all Ownership Rights attached to the Class B Trust Units so reinstated but have no retroactive effect.

(e) Subject to Section B.6(h), in the event of a Unitholder Default in respect of any registered holder of Class B Trust Units, the Trust may, by Trustees' Determination, elect to sell any Prohibited Class B Trust Units in accordance with this Section B.6(e):

(i) on the principal stock exchange; or

(ii) if there is no principal stock exchange, on such other stock exchange or organized market on which the Class B Trust Units are then listed or traded; or

(iii) if the Class B Trust Units are not then listed on any stock exchange or traded on any organized market, in such other manner that is intended to obtain fair market value for the Class B Trust Units as the Trust shall determine.

(f) The net proceeds of sale of Prohibited Class B Trust Units sold in accordance with Section B.6(e) shall be the net proceeds after deduction of any commission, tax or other costs of such sale.

(g) For all purposes of a sale of Prohibited Class B Trust Units in accordance with Section B.6(e), the Trust is the agent and lawful attorney of the registered holder and the beneficial owner of the Prohibited Class B Trust Units.

(h) In the event of a Unitholder Default in respect of any registered holder of Class B Trust Units and in the event that the Trust determines that a sale of Prohibited Class B Trust Units in accordance with Section B.6(e) would be impracticable or have a material adverse effect on the market value of the Class B Trust Units, the Trust shall, by Trustees' Determination, elect, subject to applicable law and to regulatory approval, to repurchase or redeem the Prohibited Class B Trust Units thereof, without further notice thereto.

(i) The price paid by the Trust to repurchase or redeem any Prohibited Class B Trust Units shall be:

(i) the average of the closing prices per unit of the Class B Trust Units on the principal stock exchange on which the Class B Trust Units are traded over the last 10 trading days on which at least one board lot of Class B Trust Units has traded on such principal stock exchange (or, if there is no principal stock exchange or if the requisite trading of Class B Trust Units has not occurred on the principal stock exchange, such other stock exchange or such other organized market on which such requisite trading has occurred as the Trust shall determine) in the period ending on the trading day immediately preceding the repurchase or redemption date; or

(ii) if the requisite trading of Class B Trust Units has not occurred on any stock exchange or other organized market, at their fair market value as of the date of repurchase or redemption as the Trustees shall determine.

(j) In the event of any sale or repurchase or redemption of Prohibited Class B Trust Units, the Trust shall, not later than 10 days thereafter, deposit an amount equal to the amount of the net proceeds of sale or the repurchase or redemption, respectively, in a segregated account in any bank or trust company in Canada or the United States selected by it. The amount of the deposit, less the reasonable costs of administration of the segregated account, shall be payable to the registered holder of the Prohibited Class B Trust Units sold or repurchased or redeemed on presentation and surrender by the registered holder to that bank or trust company of the certificate or certificates representing the Prohibited Class B Trust Units. Any interest earned on any amount so deposited shall accrue to the benefit of the Trust.

(k) From and after any deposit made pursuant to Section B.6(j), the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the Prohibited Class B Trust Units sold or repurchased or redeemed, other than the right to receive the trusts so deposited on presentation and surrender of the certificate or certificates representing the Prohibited Class B Trust Units sold or repurchased or redeemed.

(l) So soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit is made pursuant to B.6(j), the Trust shall send a notice to the registered holder of the Prohibited Class B Trust Units sold or repurchased or redeemed and the notice shall state:

(i) that the holder's Class B Trust Units have been sold, repurchased or redeemed, as the case may be;

(ii) the amount of the net proceeds of sale or the repurchase or redemption price, respectively;

(iii) the name and address of the bank or trust company at which the Trust has made the deposit of the net proceeds of sale or the repurchase or redemption price, respectively; and

(iv) all other relevant particulars of the sale, repurchase or redemption, respectively.

(m) For greater certainty, the Trust may sell, repurchase or redeem Prohibited Class B Trust Units in accordance with Section B.6(e) or B.6(h), respectively, despite the fact that the Trust does not possess the certificate or certificates representing the Prohibited Class B Trust Units at the time of the sale or repurchase or redemption. If, in accordance with Section B.6(e), the Trust sells Prohibited Class B Trust Units without possession of the certificate or certificates representing the Prohibited Class B Trust Units, the Trust shall issue to the purchaser of such Prohibited Class B Trust Units or its nominee a new certificate or certificates

representing the Prohibited Class B Trust Units sold. If, in accordance with Section B.6(e) or B.6(h), the Trust sells or repurchases or redeems Prohibited Class B Trust Units without possession of the certificate or certificates representing the Prohibited Class B Trust Units and, after the sale or repurchase or redemption, a person establishes that it is a *bona fide* purchaser of the Prohibited Class B Trust Units sold or repurchased or redeemed, then, subject to applicable law the Prohibited Class B Trust Units held or beneficially owned by the *bona fide* purchaser are deemed to be, from the date of the sale or repurchase or redemption, as the case may be, validly issued and outstanding Class B Trust Units in addition to the Prohibited Class B Trust Units and the Ownership Rights applicable thereto shall be restored. In circumstances where the original holder of Excess Class B Trust Units has disposed of such Prohibited Class B Trust Units to a *bona fide* purchaser and such Prohibited Class B Trust Units have also been sold or repurchased or redeemed by the Trust, the original holder of Prohibited Class B Trust Units shall have no claim to the proceeds of disposition placed in an account by the Trust under Section B.6(j) and the Trust shall be entitled to claim such proceeds. In the event that the original holder of Prohibited Class B Trust Units has claimed and been paid such funds, the Corporation, on behalf of the Trust, shall have a claim against the original holder of Prohibited Class B Trust Units to be reimbursed such funds.

(n) Upon receipt by the holder of Class B Trust Units of a Disposition Notice that Trust Unitholder may, subject to Section B.5(a), elect to convert the Prohibited Class B Trust Units into Class A Trust Units, on a one for one basis subject to and in accordance with Section B.5.

(o) Notwithstanding any other provision of this Schedule "B", the existence of any Prohibited Class B Unit shall have no consequences except those that are expressly provided for in this Schedule "B". For greater certainty, but without limiting the generality of the foregoing:

(i) no transfer, issue or ownership of, and no title to Class B Trust Units;

(ii) no resolution of Trust Unitholders; and

(iii) no act of the Trust, including any transfer of property to or by the Trust,

shall be invalid or otherwise affected by the existence of a Prohibited Class B Unit.

(p) The Trustees shall make any Trustees' Determination:

(i) if the relevant Unitholder's Declarations have been requested and received by the Trust, only:

(A) on a basis consistent with those Unitholder's Declarations; or

(B) if the Trustees are of the opinion that the Unitholder's Declarations do not contain adequate or accurate information or if the Directors believe and have reasonable grounds for believing that they will

not be provided with Unitholder's Declarations that do contain adequate and accurate information, then on the basis provided for in (ii) below; or

(ii) whether or not any Unitholder's Declaration has been requested or received by the Trust, only if the Trustees believe and have reasonable grounds for believing that they have sufficient information to make the determination, that the consequences of the Trustees' Determination would not be inequitable to those affected by it and that it would be impractical, under all the circumstances, to request or to await the receipt of any Unitholder's Declaration.

(q) In administering the provisions of this Section B.6, including, without limitation, in making any Trustees' Determination, the Trustees may rely on any information on which the Trustees consider it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the Trustees may rely upon any Unitholder's Declaration, the securities register of the Trust, the knowledge of any director, officer or employee of the Trust or any advisor to the Trust and the opinion of counsel to the Trust.

(r) In administering the provisions of this Section B.6, including, without limitation, in making any Trustees' Determination, the Trustees shall act honestly and in good faith. Provided that the Trustees so act, they shall not be liable to the Trust and neither they nor the Trust shall be liable to any holder or beneficial owner of Class B Trust Units or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Section B.6.

(s) Any Trustees' Determination required or contemplated by this Section B.6 shall be expressed and conclusively evidenced by a resolution duly adopted.

(t) If, following the Enforcement Date, a Participant provides a Unitholder's Declaration to the effect that it holds Class B Trust Units on behalf of Non-Residents, or if a Participant does not provide a duly completed Unitholder's Declaration after a request therefore by the Trust pursuant to Section B.7 within the time set by the Trust in the request, the Trust will cause such Class B Trust Units to immediately be removed from CDS, certificated as registered Class B Trust Units and the Participant will be subject to the provisions of this Section B.6 as a registered holder of Class B Trust Units.

B.7 Request for Unitholder's Declaration

(a) To permit the Trust to further ascertain the residency of Trust Unitholders for the purpose of verifying that Non-Residents do not hold any Class B Trust Units, the Trust may at any time require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable to make such request, deliver to the Trust or its registrar and Transfer Agent a completed Unitholder's Declaration.

(b) The Trust shall determine from time to time written guidelines with respect to the nature of the Unitholder's Declarations to be requested, the times at which Unitholder's Declaration are to be requested and any other relevant matters relating to Unitholder's Declarations. Notwithstanding the above, the Trust shall seek Unitholder Declarations at least quarterly during the two year period following the Effective Date.

(c) A Unitholder's Declaration shall be in the form from time to time determined by the Trust, pursuant to Section B.2(d) and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the *Canada Evidence Act*. Without limiting the generality of its contents, any Unitholder's Declaration may be required to contain information with respect to:

   (i) whether the Trust Unitholder is the beneficial owner of or controls the applicable Class B Trust Units or whether any other person is the beneficial owner of or controls those Class B Trust Units; and

   (ii) whether the Trust Unitholder or any other beneficial owner of the Class B Trust Units is a Non-Resident.

SCHEDULE "C"

To the annexed trust indenture ("**Trust Indenture**") made as of the 16th day of August, 2004 and made between Donald R. Gardner, John E. Panneton, Stephen J. Savidant, Eric Schwitzer, Stephen B. Soules and D. Michael G. Stewart (the "Initial Trustees) and Robert A. Lehodey (the "Settlor").

(Form of Trust Unit Certificate for the Class A Trust Units)

CLASS A TRUST UNITS

Esprit Energy Trust

(a trust created under the laws of the Province of Alberta)

No.________________ CUSIP NO ____________

ISIN CA. ____________

THIS CERTIFIES THAT _________________ is the registered holder of ____________ fully paid Class A Trust Units issued by Esprit Energy Trust (the "Trust") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

The Class A Trust Units represented by this certificate are issued upon the terms and subject to the conditions of a trust indenture (which trust indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture") made as of the 16th day of August, 2004, which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meanings when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Class A Trust Units represented thereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the registers of transfers to be kept at the offices of the Transfer Agent in the cities of Toronto and Calgary, as applicable, and at such other place or places, if any, or by such other registrar or registrars, if any, as the Trust may designate, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Transfer Agent, and upon compliance with such reasonable requirements as the Transfer Agent or other registrar may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of a specific majority of the Trust Units outstanding will be binding upon all Unitholders.

For information as to the Ownership Threshold applicable to the Class A Trust Units, the right of holders of Class A Trust Units to convert Class A Trust Units into Class B Trust Units, and the rights of holders of Class A Trust Units in the event of certain offers for the Class B Trust Units, see the reverse of this certificate.

The Trust Indenture provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution.

This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the Transfer Agent pursuant to the Trust Indenture.

IN WITNESS WHEREOF the Trust has caused this certificate to be signed by its duly authorized trustees.

DATED _______________

[signature] [signature]

Trustee Trustee

COUNTERSIGNED AND REGISTERED
COMPUTERSHARE TRUST COMPANY OF CANADA
(TORONTO) (CALGARY)
TRANSFER AGENT AND REGISTRAR

By: ______________________________
Authorized Officer

[Reverse of Trust Certificate]

***Ownership Threshold* – The Trust Indenture provides that (i) the aggregate number of Class A Trust Units issued and outstanding at any point in time may not exceed 80.0% of the aggregate number of Class B Trust Units issued and outstanding at such time, and (ii) the fair market value of the Class A Trust Units may not exceed that permitted under the Tax Act, each calculated in accordance with the Trust Indenture. In the event that either (i) or (ii) above may be exceeded, Class A Trust Units, including the Class A Trust Units represented by this certificate, may be required to be sold by the holder thereof, failing which the Trust shall sell such Class A Trust Units or redeem such Class A Trust Units.**

Conversion Right – The Trust Indenture provides that in certain circumstances a holder of Class A Trust Units may elect to convert Class A Trust Units into Class B Trust Units, provided such holder delivers to the Trust a declaration in a form satisfactory to the Trust to the effect that such holder is not a "non-resident" for the purposes of the Tax Act. Any notice requesting the conversion of Class A Trust Units shall be given during business hours on any Business Day to the Transfer Agent at its principal office in the City of Calgary by delivery to the Transfer Agent of the Trust Unit Certificate that represents the Class A Trust Units to be converted and that is accompanied by a duly completed and properly executed notice requesting conversion which appears below. No such manner of execution shall be sufficient unless the same is, in all respects, satisfactory to the Transfer Agent and is accompanied by such further evidence that the Transfer Agent may reasonably require with respect to the identity, capacity or authority of a person giving such notice.

Rights Upon Exclusionary Offer for Class B Trust Units – The Trust Indenture provides that in the event an offer to purchase Class B Trust Units is made to the holders of Class B Trust Units and is not made concurrently with an offer to purchase Class A Trust Units that is identical to the offer to purchase Class B Trust Units in terms of price and other terms, the holders of Class A Trust Units shall become entitled to convert any of the Class A Trust Units held by them into Class B Trust Units, provided that such conversion shall be deemed to constitute irrevocable elections by such holder to deposit the Converted Units to the offer and to have such Converted Units converted back to Class A Trust Units if such holder exercises a right to withdraw from the offer.

Exercise of Redemption Right – The Trust Indenture provides that each Unitholder is entitled to require the Trust to redeem, at any time from time to time, at the demand of the Unitholder, all or any part of the Class A Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions provided in the Trust Indenture. Any notice requiring the Trust to redeem Class A Trust Units shall be given during business hours on any Business Day to the Transfer Agent at its principal office in the City of Calgary by delivery to the Transfer Agent of the Trust Unit Certificate that represents the Class A Trust Units to be redeemed by the Trust, together with the notice requesting redemption which appears below duly completed and properly executed. No such manner of execution shall be sufficient unless the same is, in all respects, satisfactory to the Transfer Agent and is accompanied by any further evidence that the Transfer Agent may reasonably require with respect to the identity, capacity or authority of a person giving such notice.

Upon receipt of a notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefore) including the right to receive any distributions thereon. Unitholders shall be entitled to receive a Cash Redemption Price or an In Specie Redemption Price per Trust Unit in accordance with the Trust Indenture. If the redemption amount is paid by cheque,

the cheque will be drawn on a Canadian chartered bank or trust company, in lawful money of Canada, payable at par, to the order of the Unitholder who exercised the right of redemption.

TRANSFER FORM

For value received the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

(please print or typewrite name and address of transferee)

______________ Class A Trust Units of Esprit Energy Trust represented by this certificate.

DATED: ______________________________ ______________________________

(SIGNATURE OF TRANSFEROR)

NOTICE: The signature to this transfer form must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

In the USA, signature guarantees must be done by a member of a "Medallion Signature Guarantee Program" only.

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

COMPUTERSHARE'S PRIVACY NOTICE: In the course of providing services to you and our corporate clients, Computershare receives non-public personal information about you – your name, address, social insurance number, securities holdings, transactions, etc. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. You are required to provide your SIN if you will receive income on these securities. We will use this number for income reporting. Computershare may also ask for your SIN as an identification-security measure if you call or write to request service on your account; however you may decline this usage.

NOTICE OF CONVERSION

TO: ESPRIT ENERGY TRUST

The undersigned registered holder of this Class A Trust Unit Certificate hereby tenders the Class A Trust Units represented by this Class A Trust Unit Certificate to Esprit Energy Trust for conversion into Class B Trust Units, subject to the terms and conditions set out in the Trust Indenture.

If less than the full number of the within Class A Trust Units is to be converted, indicate in the space provided the number to be converted.

______________________________ Class A Trust Units Only

The undersigned hereby declares that the registered holder and any beneficial owner(s) of the Class A Trust Units submitted for conversion is/are a resident of Canada for the purposes of the Tax Act.

A resident of Canada for the purposes of the Tax Act generally includes a person who is resident, for taxation purposes, in Canada based on such factors as physical location, personal and economic ties, citizenship, place of domicile and place of incorporation or establishment. In general, a person will be a resident of Canada if the person files tax returns in Canada and is subject to Canadian tax on worldwide income as a Canadian resident. If the undersigned is uncertain as to its residency or the residency of the beneficial owner(s) of the Class A Trust Units for the purposes of the Income Tax Act (Canada) and any applicable income tax treaty or convention, consult your tax advisors.

DATED: ________________________

Signature: ________________________ In the presence of: ____________________________
Holder Witness

Notice: The signature to this notice of conversion must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

In the USA, signature guarantees must be done by a member of a "Medallion Signature Guarantee Program" only.

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

ONLY PERSONS WHO ARE RESIDENTS OF CANADA MAY BENEFICIALLY HOLD CLASS B TRUST UNITS. NO PERSON WHO IS A NON-RESIDENT OF CANADA FOR PURPOSES OF THE TAX ACT MAY BENEFICIALLY OWN OR CONTROL, DIRECTLY OR INDIRECTLY, OTHERWISE THAN BY WAY OF SECURITY ONLY, ANY CLASS B TRUST UNITS. IN ACCORDANCE WITH THE TRUST INDENTURE, ANY PERSON WHO IS A NON-RESIDENT OF CANADA AND HOLDS CLASS B TRUST UNITS MAY HAVE ALL OWNERSHIP RIGHTS RELATING TO SUCH CLASS B TRUST UNITS SUSPENDED, WHICH MAY RESULT IN THE PERMANENT LOSS OF DISTRIBUTIONS PAID ON SUCH CLASS B TRUST UNITS, AND FURTHER, MAY HAVE SUCH TRUST UNITS SOLD OR REDEEMED BY THE TRUST.

NOTICE OF REDEMPTION

TO: ESPRIT ENERGY TRUST

The undersigned registered holder of this Class A Trust Unit Certificate hereby tenders the Class A Trust Units represented by this Class A Trust Unit Certificate to Esprit Energy Trust for redemption, subject to the terms and conditions set out in the Trust Indenture. This delivery constitutes a transfer of the tendered Class A Trust Units to Esprit Energy Trust to enable Esprit Energy Trust to effect the redemption. By endorsing this notice of redemption, the undersigned represents and warrants that the Class A Trust Units tendered are free and clear of any liens or encumbrances of any kind.

If less than the full number of the within Class A Trust Units is to be redeemed, indicate in the space provided the number to be redeemed.

______________________________ Class A Trust Units Only

DATED: ________________________

Signature: ________________________ In the presence of: ____________________________
Holder Witness

Notice: The signature to this notice of redemption must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

In the USA, signature guarantees must be done by a member of a "Medallion Signature Guarantee Program" only.

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

SCHEDULE "D"

To the annexed trust indenture ("**Trust Indenture**") made as of the 16th day of August, 2004 and made between Donald R. Gardner, John E. Panneton, Stephen J. Savidant, Eric Schwitzer, Stephen B. Soules and D. Michael G. Stewart (the "Initial Trustees) and Robert A. Lehodey (the "Settlor").

(Form of Trust Unit Certificate for the Class B Trust Units)

CLASS B TRUST UNITS

Esprit Energy Trust

(a trust created under the laws of the Province of Alberta)

No.______________ CUSIP NO. __________

ISIN CA __________

THIS CERTIFIES THAT ________________ is the registered holder of ____________ fully paid Class B Trust Units issued by Esprit Energy Trust (the "Trust") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed and **provided that no Class B Trust Units may be held by a person who is a "non-resident" for the purpose of the Tax Act.**

The Class B Trust Units represented by this certificate are issued upon the terms and subject to the conditions of a trust indenture (which trust indenture, together with all other instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture") made as of the 16th day of August, 2004, which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meanings when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Class B Trust Units represented thereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the registers of transfers to be kept at the offices of the Transfer Agent in the Cities of Toronto and Calgary, as applicable, and at such other place or places, if any, or by such other registrar or registrars, if any, as the Trust may designate, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Transfer Agent, and upon compliance with such reasonable requirements as the Transfer Agent or other registrar may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of a specific majority of the Trust Units outstanding binding upon all Unitholders.

For information as to the right of holders of Class B Trust Units in the event of certain offers for Class A Trust Units, see the reverse of this certificate.

The Trust Indenture provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution.

This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the Transfer Agent under the Trust Indenture.

IN WITNESS WHEREOF the Trust has caused this certificate to be signed by its duly authorized trustees.

DATED _______________

[signature] [signature]

Trustee Trustee

COUNTERSIGNED AND REGISTERED
COMPUTERSHARE TRUST COMPANY OF CANADA
(TORONTO) (CALGARY)
TRANSFER AGENT AND REGISTRAR

By: ______________________________
Authorized Officer

[Reverse of Trust Certificate]

Conversion Right – Holders of Class B Trust Units may not elect to convert Class B Trust Units into Class A Trust Units.

Rights Upon Exclusionary Offer for Class A Trust Units – The Trust Indenture provides that in the event an offer to purchase Class A Trust Units is made to the holders of Class A Trust Units and is not made concurrently with an offer to purchase Class B Trust Units that is identical to the offer to purchase Class A Trust Units in terms of price and other terms, the holders of Class B Trust Units shall become entitled to convert any of the Class B Trust Units held by them into Class A Trust Units, provided that such conversion shall be deemed to constitute irrevocable elections by such holder to deposit the Converted Units to the offer and to have such Converted Units converted back to Class B Trust Units if such holder exercises a right to withdraw from the offer.

Exercise of Redemption Right – The Trust Indenture provides that each Unitholder is entitled to require the Trust to redeem, at any time from time to time, at the demand of the Unitholder, all or any part of the Class B Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions provided in the Trust Indenture. Any notice requiring the Trust to redeem Class B Trust Units shall be given during business hours on any Business Day to the Transfer Agent at its principal office in the City of Calgary by delivery to the Transfer Agent of the Trust Unit Certificate that represents the Class B Trust Units to be redeemed by the Trust, together with the notice requesting redemption which appears below duly completed and properly executed. No such manner of execution shall be sufficient unless the same is, in all respects, satisfactory to the Transfer Agent and is accompanied by any further evidence that the Transfer Agent may reasonably require with respect to the identity, capacity or authority of a person giving such notice.

Upon receipt of a notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefore) including the right to receive any distributions thereon. Unitholders shall be entitled to receive a Cash Redemption Price or an In Specie Redemption Price per Trust Unit in accordance with the Trust Indenture. If the redemption amount is paid by cheque, the cheque will be drawn on a Canadian chartered bank or trust company, in lawful money of Canada, payable at par, to the order of the Unitholder who exercised the right of redemption.

TRANSFER FORM

For value received the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

(please print or typewrite name and address of transferee)

______________ Class B Trust Units of Esprit Energy Trust represented by this certificate.

DATED: ____________________________ ____________________________

(SIGNATURE OF TRANSFEROR)

NOTICE: The signature to this transfer form must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

In the USA, signature guarantees must be done by a member of a "Medallion Signature Guarantee Program" only.

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

COMPUTERSHARE'S PRIVACY NOTICE: In the course of providing services to you and our corporate clients, Computershare receives non-public personal information about you – your name, address, social insurance number, securities holdings, transactions, etc. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. You are required to provide your SIN if you will receive income on these securities. We will use this number for income reporting. Computershare may also ask for your SIN as an identification-security measure if you call or write to request service on your account; however you may decline this usage.

Residency Declaration of Transferee

The undersigned transferee(s) hereby declare(s) that the transferee(s) and any beneficial owner(s) holding through the transferee(s) is a resident of Canada for the purposes of the Tax Act.

A resident of Canada for the purposes of the Tax Act generally includes a person who is resident, for taxation purposes, in Canada based on such factors as physical location, personal and economic ties, citizenship, place of domicile and place of incorporation or establishment. In

general, a person will be a resident *of Canada if the person files tax returns in Canada and is subject to Canadian tax on worldwide income as a Canadian resident. If the undersigned is uncertain as to its residency or the residency of the beneficial owner(s) of the Class B Trust Units for the purposes of the Income Tax Act (Canada) and any applicable income tax treaty or convention, consult your tax advisors.*

DATED: ________________________

Signature: ________________________ In the presence of: ____________________________
Holder Witness

ONLY PERSONS WHO ARE RESIDENTS OF CANADA MAY BENEFICIALLY HOLD CLASS B TRUST UNITS. NO PERSON WHO IS A NON-RESIDENT OF CANADA FOR PURPOSES OF THE TAX ACT MAY BENEFICIALLY OWN OR CONTROL, DIRECTLY OR INDIRECTLY, OTHERWISE THAN BY WAY OF SECURITY ONLY, ANY CLASS B TRUST UNITS. IN ACCORDANCE WITH THE TRUST INDENTURE, ANY PERSON WHO IS A NON-RESIDENT OF CANADA AND HOLDS CLASS B TRUST UNITS MAY HAVE ALL OWNERSHIP RIGHTS RELATING TO SUCH CLASS B TRUST UNITS SUSPENDED, WHICH MAY RESULT IN THE PERMANENT LOSS OF DISTRIBUTIONS PAID ON SUCH CLASS B TRUST UNITS, AND FURTHER, MAY HAVE SUCH TRUST UNITS SOLD OR REPURCHASED BY THE TRUST.

NOTICE OF REDEMPTION

TO: ESPRIT ENERGY TRUST

The undersigned registered holder of this Class B Trust Unit Certificate hereby tenders the Class B Trust Units represented by this Class B Trust Unit Certificate to Esprit Energy Trust for redemption, subject to the terms and conditions set out in the Trust Indenture. This delivery constitutes a transfer of the tendered Class B Trust Units to Esprit Energy Trust to enable Esprit Energy Trust to effect the redemption. By endorsing this notice of redemption, the undersigned represents and warrants that the Class B Trust Units tendered are free and clear of any liens or encumbrances of any kind.

If less than the full number of the within Class B Trust Units is to be redeemed, indicate in the space provided the number to be redeemed.

______________________________ Class B Trust Units Only

DATED: ________________________

Signature: ________________________ In the presence of: ____________________________
Holder Witness

Notice: The signature to this notice of redemption must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

In the USA, signature guarantees must be done by a member of a "Medallion Signature Guarantee Program" only.

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

GOVERNANCE VOTING AGREEMENT

This Agreement made effective as of October 1, 2004.

BETWEEN:

ESPRIT ENERGY TRUST a mutual fund trust established under the laws of Alberta **(the "Trust")**

OF THE FIRST PART

AND:

ESPRIT EXPLORATION LTD., a corporation incorporated under the laws of Canada **("Esprit ")**

OF THE SECOND PART

AND:

THE TRUSTEES OF THE TRUST, being the individuals identified on the execution page hereof **(the "Trustees")**

OF THE THIRD PART

WHEREAS by virtue of a plan of arrangement (the "Arrangement") conducted pursuant to the provisions of the *Canada Business Corporations Act* having effect as the effective date of this Agreement, the holders of the issued and outstanding common shares of Esprit will receive, in exchange for their common shares, units of the Trust such that the common shares of Esprit will become property of the Trust held by the Trustees for the beneficiaries of the Trust, namely those parties holding trust units who previously held the common shares of Esprit;

AND WHEREAS the Trust, Esprit and the Trustees are desirous of entering into this Agreement in connection with the governance of the Trust and Esprit;

AND WHEREAS holders of trust units have, pursuant to the Amended and Restated Trust Indenture dated September 30, 2004 (the "Trust Indenture"), the right to vote at meetings of the holders of trust units on the basis of one vote per each trust unit held;

AND WHEREAS under the Arrangement each of the Trustees of the Trust is to serve as a director of Esprit;

AND WHEREAS the Trustees are desirous of acknowledging and agreeing to serve as directors of Esprit on the basis that votes cast by holders of units of the Trust in connection with the annual election of trustees shall represent direction to the Trustees to

cause votes associated with the issued and outstanding shares of Esprit to be cast in a manner to mirror the voting of unitholders such that the Trustees and the Trust have no discretion in connection with the casting of votes associated with the issued and outstanding shares of Esprit;

NOW THEREFORE BE IT RESOLVED that in consideration of the foregoing and completion of the Arrangement, the parties hereto agree as follows:

1. The Trust will, in connection with the holding of all meetings of unitholders pursuant to the Trust Indenture, advise unitholders that by casting votes associated with units of the Trust held by them, they will be directing the Trustees to cast votes associated with the issued and outstanding common shares of Esprit which are held as property of the Trust pursuant to the Trust Indenture for the benefit of the unitholders of the Trust, on a proportionate basis in respect of all such business of Esprit which would require the approval of shareholders of Esprit in connection with the election of directors of Esprit or any of the matters contemplated in Section 9.4 of the Trust Indenture.

2. Each of the Trustees hereby acknowledge and agree that:

   (a) effective upon their election as Trustees they consent and agree to serve as directors of Esprit;

   (b) they shall cause to be cast votes associated with the issued and outstanding shares of Esprit which are property of the Trust as contemplated in paragraph 1 above.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date and year first above written.

ESPRIT ENERGY TRUST, by its Administrator Esprit Exploration Ltd.

Per: (signed) "*Greg Jerome*"

ESPRIT EXPLORATION LTD.

Per: (signed) "*Greg Jerome*"

THE TRUSTEES OF THE TRUST

Per: (signed) "*Stephen J. Savidant*"
Stephen J. Savidant

Per: (signed) "D. *Michael G.Stewart*"
D. Michael G. Stewart

Per: (signed) "*John E. Panneton*"
John E. Panneton

Per: (signed) "*Donald R. Gardner*"
Donald R. Gardner

Per: (signed) "*Eric L. Schwitzer*"
Eric L. Schwitzer

Per: (signed) "*Stephen B. Soules*"
Stephen B. Soules

The undersigned, being an additional Trustee of the Trust, hereby acknowledges the provisions of the foregoing Governance Voting Agreement and agrees to be bound by the terms thereof in his capacity as a Trustee of the Trust.

Dated at __________________ this ____ day of February, 2005.

________________________	________________________
Witness	Signature
	________________________
	Name - Printed

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 30th day of September, 2004.

AMONG:

ESPRIT ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Esprit Trust")

- and -

ESPRIT ACQUISITION CORP., a corporation incorporated under the laws of Canada (hereinafter referred to as "AcquisitionCo")

- and -

ESPRIT EXCHANGECO LTD., a corporation incorporated under the laws of Canada (hereinafter referred to as "ExchangeCo")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as "Trustee")

WHEREAS pursuant to an arrangement agreement made the 16th day of August, 2004 among Esprit Exploration Ltd., AcquisitionCo, ProspEx Resources Ltd., ExchangeCo and Esprit Trust (such agreement, as it may be further amended or restated, is hereafter referred to as the "Arrangement agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement agreement) the parties would execute and deliver a voting and exchange trust agreement in respect of the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which were issued pursuant to the Arrangement agreement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions (collectively, the "Share Provisions") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto have agreed to enter into this agreement in order to give effect to those exchange rights;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this agreement, the following terms shall have the following meanings:

"**Act**" means the *Canada Business Corporations Act*, as amended;

"**affiliate**" has the meaning given to that term in the Securities Act;

"**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Esprit Unitholders are entitled to vote, consent or otherwise act, the number of Exchangeable Shares issued and outstanding and held by Beneficiaries;

"**Automatic Exchange Rights**" means the benefit of the obligation of Esprit Trust and ExchangeCo to effect the exchange of Exchangeable Shares for Esprit Class B Trust Units as defined in Section 5.12(c);

"**Beneficiary Votes**" has the meaning given to that term in Section 4.2;

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than Esprit Trust and ExchangeCo;

"**Board of Directors**" means the Board of Directors of AcquisitionCo from time to time;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Rights**" has the meaning given to that term in the Share Provisions;

"**Current Market Price**" has the meaning given to that term in the Share Provisions;

"**Esprit**" means Esprit Exploration Ltd.;

"**Esprit Class A Trust Units**" means the class A trust units of Esprit Trust as constituted on the date hereof;

"**Esprit Class B Trust Units**" means the class B trust units of Esprit Trust as constituted on the date hereof;

"**Esprit Consent**" has the meaning given to that term in Section 4.2;

"**Esprit Liquidation Event**" has the meaning given to that term in Section 5.12(b);

"**Esprit Liquidation Event Effective Date**" has the meaning given to that term in Section 5.12(c);

"**Esprit Meeting**" has the meaning given to that term in Section 4.2;

"**Esprit Successor**" has the meaning given to that term in Section 10.1(a);

"**Esprit Trust Units**" means, collectively, the Esprit Class A Trust Units and the Esprit Class B Trust Units;

"**Esprit Unitholders**" means the registered holders of Esprit Trust Units from time to time;

"**Exchange Ratio**" has the meaning given to that term in the Share Provisions;

"**Exchange Rights**" has the meaning given to that term in Section 5.1(a);

"**Exchangeable Shares**" means the non-voting exchangeable shares in the capital of AcquisitionCo, having the rights, privileges, restrictions and conditions set out in the Share Provisions;

"**Indemnified Parties**" has the meaning given to that term in Section 8.1;

"**Insolvency Event**" means the institution by AcquisitionCo of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of AcquisitionCo to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies *Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by AcquisitionCo to contest in good faith any such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware thereof, or the consent by AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or the making by AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or AcquisitionCo not

being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 4.6 of the Share Provisions;

"**Liquidation Call Right**" has the meaning given to that term in the Share Provisions;

"**List**" has the meaning given to that term in Section 4.6;

"**Non-Resident**" means (i) a Person who is a "non-resident" for the purpose of the *Income Tax Act* (Canada) or (ii) a partnership that is not a Canadian partnership for the purpose of the *Income Tax Act* (Canada);

"**Officer's Certificate**" means a certificate signed by any officer, trustee or director of Esprit Trust, ExchangeCo or AcquisitionCo, as applicable;

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

"**Redemption Call Right**" has the meaning given to that term in the Share Provisions;

"**Retracted Shares**" has the meaning given to that term in Section 5.7;

"**Retraction Call Right**" has the meaning given to that term in the Share Provisions;

"**Securities Act**" means the *Securities Act* (Alberta), as amended;

"**Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the articles of AcquisitionCo;

"**Special Voting Unit**" means the one special voting unit of Esprit Trust, issued by Esprit Trust to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares who are Beneficiaries to a number of votes at meetings of Esprit Unitholders equal to the Aggregate Equivalent Vote Amount;

"**Support agreement**" means that certain support agreement made as of even date herewith among Esprit Trust, AcquisitionCo and ExchangeCo;

"**Trust**" means the trust created by this agreement;

"**Trust Estate**" means the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this agreement;

"**Trustee**" means Computershare Trust Company of Canada and, subject to the provisions of Article 9, includes any successor trustee; and

"**Voting Rights**" means the voting rights attached to the Special Voting Unit.

1.2 Interpretation Not Affected by Headings, etc.

The division of this agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter referred to the specified Article or Section of this agreement. The terms "this agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE II
PURPOSE OF AGREEMENT

2.1 Establishment of Trust

The purpose of this agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Voting Rights and the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this agreement.

ARTICLE III
SPECIAL VOTING UNIT

3.1 Issuance and Ownership of the Special Voting Unit

Esprit Trust has issued to and has deposited with the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this agreement. Esprit Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by Esprit Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Unit, provided that the Trustee shall:

(a) hold the Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this agreement; and

(b) except as specifically authorized by this agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Unit, and the Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this agreement.

3.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right, and restrictions thereto, to instruct the Trustee with respect to the exercise of the Voting Rights relating to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE IV
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Special Voting Unit, on any matter, question or proposition whatsoever that may properly come before the Esprit Unitholders at a Esprit Meeting or in connection with an Esprit Consent (in each case, as hereinafter defined). The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which a Esprit Consent is sought or a Esprit Meeting is held. To the extent that no instructions are received from a Beneficiary entitled to instruct the Trustee with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Beneficiary's Voting Rights.

4.2 Number of Votes

With respect to all meetings of Esprit Unitholders at which Beneficiaries of Esprit Class B Trust Units are entitled to vote (an "Esprit Meeting") and with respect to all written consents sought by Esprit from Esprit Unitholders (a "Esprit Consent"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, one vote for each Exchangeable Share owned of record by such Beneficiary on the record date established by Esprit or by applicable law for such Esprit Meeting or Esprit Consent, as the case may be, (the "Beneficiary Votes") in respect of each matter, question or proposition to be voted on at such Esprit Meeting or to be consented to in connection with such Esprit Consent.

4.3 Mailings to Beneficiaries

With respect to each Esprit Meeting and Esprit Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Esprit utilizes in communications to Esprit Unitholders, subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each of the Beneficiaries named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by Esprit Trust to Esprit Unitholders:

(a) a copy of such notice, together with any proxy or information statement and related materials (but excluding proxies to vote Esprit Trust Units) to be provided to Esprit Unitholders;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Esprit Meeting or Esprit Consent, as the case may be, or, pursuant to Section 4.7 hereof, to attend such Esprit Meeting and to exercise personally the Beneficiary Votes thereat;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

    (i) a proxy to such Beneficiary or such Beneficiary's designee to exercise personally the Beneficiary Votes; or

    (ii) a proxy to a designated agent or other representative of the management of Esprit Trust to exercise such Beneficiary Votes;

(d) a statement as to the manner in which the Beneficiary is to provide to the Trustee a declaration declaring that the Beneficiary is not a Non-Resident (a "Residency Declaration");

(e) a statement that if no such instructions or no such Declaration are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(f) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(g) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of an Esprit Meeting shall not be earlier than 48 hours prior to such meeting, and (ii) the method for revoking or amending such instructions.

The materials referred to above are to be provided by Esprit Trust to the Trustee, but shall be subject to review and comment by the Trustee.

For the purposes of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any such Esprit Meeting or Esprit Consent, the number of Exchangeable Shares owned as of record by the Beneficiary shall be determined at the close of business on the record date established by Esprit Trust or by applicable law for purposes of determining Esprit Unitholders entitled to vote at such Esprit Meeting or to give written consent in connection with such Esprit Consent. Esprit Trust will notify the Trustee in writing of any decision with respect to the calling of any such Esprit Meeting or the seeking of such Esprit Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Esprit Unitholder Information

Esprit Trust will deliver to the Trustee copies of all proxy materials, (including notices of Esprit Meetings, but excluding proxies to vote Esprit Trust Units), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to beneficiaries of Esprit Trust Units in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Esprit Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Esprit Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Esprit Trust) received by the Trustee from Esprit Trust at the same time as such materials are first sent to Esprit Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.5 Other Materials

As soon as reasonably practicable after receipt by Esprit Trust or any Esprit Unitholder of any material sent or given generally to the Esprit Unitholders by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Esprit Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Esprit Trust, copies of all such materials received by the Trustee from Esprit Trust. The Trustee will also make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.6 List of Persons Entitled to Vote

AcquisitionCo shall: (i) prior to each annual, general or special Esprit Meeting or the seeking of any Esprit Consent and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with Esprit Meeting or a Esprit Consent, at the close of business on the record date established by Esprit Trust or pursuant to applicable law for determining the Esprit Unitholders entitled to receive notice of and/or to vote at such Esprit Meeting or to give consent in connection with such Esprit Consent. Each such List shall be delivered to the Trustee promptly after receipt by AcquisitionCo of such request on the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this agreement.

Esprit Trust agrees to give AcquisitionCo written notice (with a copy to the Trustee) of the calling of any Esprit Meeting or the seeking of any Esprit Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AcquisitionCo to perform its obligations under this Section 4.6

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Esprit Meeting or any Esprit Consent will be entitled: (i) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (ii) if entitled to vote the Esprit Class B Trust Units held thereby, to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee, and Attendance of Trustee Representative, at Esprit Meeting

(a) In connection with each Esprit Meeting and Esprit Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3 hereof, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions and all other required materials are received by the Trustee from the Beneficiary prior to the time and date fixed by it for receipt of such instructions and all other required materials in the notice given by the Trustee to the Beneficiary pursuant to section 4.3 hereof.

(b) The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Esprit Meeting. Upon submission by a Beneficiary (or its designee) of identification and a Residency Declaration, each in form satisfactory to the Trustee's representatives, and at the Beneficiary's request, such representatives shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either:

   (i) has not previously given the Trustee instructions pursuant to Section 4.3 hereof in respect of such meeting; or

   (ii) submits to the Trustee's representatives written revocation of any such previous instructions.

At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials to be distributed by the Trustee to the Beneficiaries pursuant to this agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as Esprit Trust utilizes in communications to beneficiaries of Esprit Trust Units subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each Beneficiary at its address as shown on the books of AcquisitionCo. AcquisitionCo shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) current lists of the Beneficiaries; and

(b) on the request of the Trustee, mailing labels to enable the Trustee to carry out it duties under this agreement.

The materials referred to above are to be provided by AcquisitionCo to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Esprit Trust, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless in any case Esprit Trust or ExchangeCo shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 4 or Article 5 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding up its affairs pursuant to Article 6 of the Share Provisions, or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Esprit Trust or ExchangeCo pursuant to the exercise by Esprit Trust or ExchangeCo of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

ARTICLE V
EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Rights

Each of Esprit Trust and ExchangeCo hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "Exchange Rights"), upon the occurrence and during the continuance of an Insolvency Event to require Esprit Trust or ExchangeCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights,

all in accordance with the provisions of this agreement. Each of Esprit Trust and ExchangeCo hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by Esprit Trust and ExchangeCo to the Trustee. During the term of the Trust and subject to the terms and conditions of this agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this agreement; and

(d) except as specifically authorized by this agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this agreement.

5.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary;

(b) the Automatic Exchange Rights; and

(c) the Residency Declaration requirement applicable to the exercise of the Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, or the Trustee does not receive a properly completed Declaration from a Beneficiary, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4 Purchase Price

The purchase price payable by Esprit Trust or ExchangeCo, as applicable, for each Exchangeable Share to be purchased by Esprit Trust or ExchangeCo, as applicable, under the Exchange Rights shall be an amount per share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights (as provided for in Section 5.6) by the Current Market Price of an Esprit Class B Trust Unit on the last Business Day prior to such date. In connection with each exercise of the Exchange Rights, Esprit Trust or ExchangeCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Esprit Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, a certificate or certificates representing that number of Esprit Class B Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) equal to the Exchange Ratio as at the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights, such purchase price to be paid in accordance with Section 5.6 (but less any amounts withheld pursuant to Section 5.13). Upon payment by Esprit Trust or ExchangeCo, as applicable, of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of accrued and unpaid dividends (but not in respect of dividends which have been declared and are unpaid) on each such Exchangeable Share by AcquisitionCo.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AcquisitionCo. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or Toronto or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Esprit Trust or ExchangeCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AcquisitionCo and such additional documents and instruments as the Trustee, Esprit Trust, ExchangeCo and AcquisitionCo may reasonably require, together with:

(a) a duly completed Residency Declaration, contained on the reverse of or attached to the Exchangeable Share certificates;

(b) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating: (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require Esprit Trust or ExchangeCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein; (ii) that such

Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Esprit Trust or ExchangeCo, as applicable, free and clear of all liens, claims and encumbrances; (iii) the name in which the certificate representing Esprit Class A Trust Units issuable in connection with the exercise of the Exchange Rights is to be issued; and (iv) the name and address of the person to whom such new certificates should be delivered; and

(c) payment (or evidence satisfactory to the Trustee, Esprit Trust, ExchangeCo and AcquisitionCo of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Esprit Trust or ExchangeCo under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AcquisitionCo.

5.6 Delivery of Esprit Class B Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Esprit Trust or ExchangeCo to purchase under the Exchange Rights, together with such documents and instruments of transfer, a duly completed Residency Declaration and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any, payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Esprit Trust or ExchangeCo, as applicable, the Trustee shall notify Esprit Trust, ExchangeCo and AcquisitionCo of its receipt of the same, which notice to Esprit Trust, ExchangeCo and AcquisitionCo shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and Esprit Trust or ExchangeCo, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the holder of such Exchangeable Shares (or to such other persons, if any, properly designated by such holder) the number of Esprit Class B Trust Units issuable in connection with the exercise of the Exchange Rights, provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Esprit Trust, ExchangeCo and AcquisitionCo of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this agreement. Immediately upon the giving of notice by the Trustee to Esprit Trust, ExchangeCo and AcquisitionCo of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Esprit Trust or ExchangeCo, as determined by Esprit Trust at the time, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Esprit Class B Trust Units is not delivered by Esprit Trust or ExchangeCo, as applicable, to the Trustee within three Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Esprit Class B Trust Units are so delivered, by Esprit Trust or ExchangeCo, as applicable; and (ii) the right to receive declared but unpaid dividends in respect of such Exchangeable Shares. Upon delivery to the Trustee of such Esprit Class B Trust Units, the Trustee shall deliver such Esprit Class B Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Esprit Class B Trust Units delivered to it pursuant to the Exchange Rights.

5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 4 of the Share Provisions to require AcquisitionCo to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by AcquisitionCo pursuant to Section 4.6 of the Share Provisions that AcquisitionCo will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither Esprit Trust nor ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AcquisitionCo pursuant to Section 4.1 of the Share Provisions and provided further that the Trustee has received written notice of same from Esprit Trust, ExchangeCo or AcquisitionCo, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AcquisitionCo is unable to redeem. In any such event, AcquisitionCo hereby

agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AcquisitionCo or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 4.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AcquisitionCo is not permitted to redeem and will require Esprit Trust or ExchangeCo to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Esprit Trust or ExchangeCo pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Esprit Class B Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise properly direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary: (a) shall pay (and none of Esprit Trust, ExchangeCo, AcquisitionCo or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary, or (b) shall have evidenced to the satisfaction of the Trustee, Esprit Trust, ExchangeCo and AcquisitionCo that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event, Call Rights not Exercised

As soon as practicable following the occurrence of either an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Esprit Trust, ExchangeCo and AcquisitionCo shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Esprit Trust, ExchangeCo and AcquisitionCo of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Esprit Trust, a notice of such Insolvency Event in the form provided by Esprit Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Qualification of Esprit Class B Trust Units

Esprit Trust and ExchangeCo covenant that if any Esprit Class B Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of Esprit Trust or ExchangeCo to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Esprit Trust for purposes of Canadian provincial securities law), Esprit Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Esprit Class B Trust Units to be and remain duly registered, qualified or approved. Esprit Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Esprit Class B Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchanges or quotation systems on which outstanding Esprit Class B Trust Units are then principally listed, quoted or posted for trading at such time.

5.11 Esprit Class B Trust Units

Esprit Trust and ExchangeCo hereby represent, warrant and covenant that the Esprit Class B Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of Esprit Trust

(a) Esprit Trust will give the Trustee written notice of each of the following events at the time set

forth below:

(i) in the event of any determination by the trustees of Esprit Trust to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Esprit Trust or to effect any other distribution of assets of Esprit Trust among its unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of: (A) receipt by Esprit Trust of notice of; and (B) Esprit Trust otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Esprit Trust or to effect any other distribution of assets of Esprit Trust among its unitholders for the purpose of winding up its affairs, in each case where Esprit Trust has failed to contest in good faith any such proceeding commenced in respect of Esprit Trust within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Esprit Trust of notice of any event (an "Esprit Liquidation Event") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by Esprit Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Esprit Trust Units in the distribution of assets of Esprit Trust in connection with an Esprit Liquidation Event, on the fifth Business Day prior to the effective date (the "Esprit Liquidation Event Effective Date") of a Esprit Liquidation Event all of the then outstanding Exchangeable Shares shall be exchanged for Esprit Class B Trust Units (the benefit in favour of Beneficiaries of the obligation of Esprit Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Esprit Trust Units as aforesaid is defined as the "Automatic Exchange Rights"). To effect such automatic exchange, Esprit Trust or ExchangeCo shall purchase on the fifth Business Day prior to the Esprit Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share determined by multiplying the Current Market Price of an Esprit Class B Trust Unit on the fifth Business Day prior to the Esprit Liquidation Event Effective Date and the Exchange Ratio as at the fifth Business Day prior to the Esprit Liquidation Event Effective Date. Esprit Trust or ExchangeCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Esprit Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Esprit Class B Trust Units equal to the Exchange Ratio as at the sixth Business Day prior to the Esprit Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Esprit Liquidation Event Effective Date:

(i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Esprit Class B Trust Units shall be deemed to have occurred;

(ii) each Beneficiary shall be deemed to have transferred to Esprit Trust or ExchangeCo, as determined by Esprit Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate;

(iii) any right of each such Beneficiary to receive declared and unpaid dividends from AcquisitionCo shall be deemed to be satisfied and discharged;

(iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and

(v) Esprit Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Esprit Class B Trust Units issuable upon the automatic exchange of Exchangeable Shares.

(e) Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Esprit Class B Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Esprit Class B Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Esprit Trust or ExchangeCo, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Esprit Class B Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Esprit Class B Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as Esprit Trust and ExchangeCo may reasonably require, including a duly completed Residency Declaration, Esprit Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Esprit Class B Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Esprit Trust, ExchangeCo and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this agreement to any holder of Exchangeable Shares or Esprit Class B Trust Units such amounts as Esprit Trust, ExchangeCo or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Esprit Trust, ExchangeCo and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Esprit Trust, ExchangeCo or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Esprit Trust, ExchangeCo or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 Non-resident Holders

Notwithstanding anything contained in this agreement, the obligation of Esprit Trust or ExchangeCo to pay the purchase price for the Exchangeable Shares pursuant to the Exchange Rights or the Automatic Exchange Rights in respect of Exchangeable Shares held by a person whom the transfer agent of the Exchangeable Shares believes is a Non-Resident, shall be satisfied by delivering the Esprit Class B Trust Units which would have been received by the Trustee, on behalf of affected holder to the transfer agent and registrar for the Exchangeable Shares who shall sell such Esprit Class B Trust Units on the stock exchange on which the Esprit Class B Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes).

5.15 No Fractional Entitlements

Notwithstanding anything contained in this agreement, including without limitation Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of a Beneficiary) shall be entitled to and Esprit Trust and ExchangeCo will not deliver fractions of Esprit Class B Trust Units. Where the application of the provisions of this agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of an Esprit Class B Trust Unit the Beneficiary (or the Trustee on behalf of the Beneficiary) shall be entitled to receive the nearest whole number of Esprit Class B Trust Units.

ARTICLE VI
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from Esprit Trust and ExchangeCo as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Esprit Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce he obligations of Esprit Trust, ExchangeCo and AcquisitionCo under this agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

The Trustee represents to Esprit Trust, ExchangeCo and AcquisitionCo that at the date of execution and delivery of this agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 6.2, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as Trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Esprit Trust, ExchangeCo and AcquisitionCo irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Esprit Trust Units; and

(b) requisition, from time to time: (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this agreement; and (ii) from the transfer agent of Esprit Trust Units, and any subsequent transfer agent of such Esprit Trust Units, the Esprit Class B Trust Unit certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

Esprit Trust and AcquisitionCo irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Esprit Trust covenants that it will supply its transfer agent with duly executed trust unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Esprit Trust, ExchangeCo and AcquisitionCo at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Unit, the Exchange Rights and the Automatic Exchange Rights. On or before January 15, 2005, and on or before January 15th in every year thereafter, so long as this agreement has not been terminated, the Trustee shall transmit to Esprit Trust, ExchangeCo and AcquisitionCo a brief report, dated as of the preceding December 31st , with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance of Esprit Class B Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of Esprit Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In

connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Esprit Trust, ExchangeCo and AcquisitionCo). If requested by the Trustee, Esprit Trust, ExchangeCo and AcquisitionCo shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Rights pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Rights pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this agreement.

6.9 Evidence and Authority to Trustee

Esprit Trust, ExchangeCo and/or AcquisitionCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this agreement relating to any action or step required or permitted to be taken by Esprit Trust, ExchangeCo and/or AcquisitionCo or the Trustee under this agreement or as a result of any obligation imposed under this agreement, including, without limitation, in respect of the Voting Rights, the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Esprit Trust, ExchangeCo and/or AcquisitionCo promptly if and when:

(a) such evidence is required by any other Section of this agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this agreement, gives

Esprit Trust, ExchangeCo and/or AcquisitionCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of ExchangeCo and/or AcquisitionCo or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Esprit Trust, ExchangeCo and/or AcquisitionCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of ExchangeCo and/or AcquisitionCo it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this agreement shall include a statement by the person giving the evidence:

(c) declaring that he or she has read and understands the provisions of this agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(e) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Esprit Trust, ExchangeCo and/or AcquisitionCo or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this agreement, any moneys held by or on behalf of the Trustee which under the terms of this agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AcquisitionCo, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within one year after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AcquisitionCo. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of AcquisitionCo, in the

deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, loan or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Esprit Trust, ExchangeCo and/or AcquisitionCo or of the trustees or directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to Esprit Trust, ExchangeCo and/or AcquisitionCo that at the date of execution and delivery by it of this agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this agreement and the Voting Rights, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits

conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE VII
COMPENSATION

7.1 Fees and Expenses of the Trustee

Esprit Trust, ExchangeCo and AcquisitionCo jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors (provided however that the payment of fees to legal counsel and other experts and advisors shall be required to be pre-approved by AcquisitionCo) and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this agreement; provided that Esprit Trust, ExchangeCo and AcquisitionCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence, recklessness or willful misconduct.

ARTICLE VIII
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Esprit Trust, ExchangeCo and AcquisitionCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents appointed and acting in accordance with this agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, recklessness, misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this agreement, or any written or oral instruction delivered to the Trustee by Esprit Trust, ExchangeCo or AcquisitionCo pursuant hereto.

Esprit Trust, ExchangeCo and AcquisitionCo shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim, provided that the omission to so notify Esprit Trust, ExchangeCo and AcquisitionCo shall not relieve Esprit Trust, ExchangeCo and AcquisitionCo of any liability which any of them may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such claim or action or results in any increase in the liability which Esprit Trust, ExchangeCo and AcquisitionCo have under this indemnity. Subject to (ii) below, Esprit Trust, ExchangeCo and AcquisitionCo shall be entitled to participate at their own expense in the defense and, if Esprit Trust, ExchangeCo and AcquisitionCo so elect at any time after receipt of such notice, any of them may assume the defense of any suit brought to enforce any such claim in which case, the Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Esprit Trust, ExchangeCo and AcquisitionCo; or (ii) the named parties to any such suit include both the Trustee and Esprit Trust, ExchangeCo or AcquisitionCo and the Trustee shall have been advised by counsel acceptable to Esprit Trust, ExchangeCo or AcquisitionCo that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to Esprit Trust, ExchangeCo or AcquisitionCo and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Esprit Trust, ExchangeCo and AcquisitionCo shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this agreement, except to the extent that such loss is principally and directly attributable to the fraud, negligence, recklessness, misconduct or bad faith on the part of the Trustee.

ARTICLE IX
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Esprit Trust, ExchangeCo and AcquisitionCo specifying the date on which it desires to resign, provided that such notice shall not be given less than sixty (60) days before such desired resignation date unless Esprit Trust, ExchangeCo and AcquisitionCo otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Esprit Trust, ExchangeCo and AcquisitionCo shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Esprit Trust, ExchangeCo and AcquisitionCo shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than sixty (60) days' prior notice by written instrument executed by Esprit Trust, ExchangeCo and AcquisitionCo, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

(a) Any successor trustee appointed as provided under this agreement shall execute, acknowledge and deliver to Esprit Trust, ExchangeCo and AcquisitionCo and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this agreement, with the like effect as if originally named as trustee in this agreement. However, on the written request of Esprit Trust, ExchangeCo and AcquisitionCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Esprit Trust, ExchangeCo, AcquisitionCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Notwithstanding the foregoing, any corporation to which all or substantially all of the business of the Trustee is transferred shall automatically become the successor trustee without any further act.

(b) Notwithstanding paragraph (a) above and Section 9.4, any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of

the parties hereto.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Esprit Trust, ExchangeCo or AcquisitionCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary shown on the register of holders of Exchangeable Shares. If Esprit Trust, ExchangeCo or AcquisitionCo shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Esprit Trust, ExchangeCo and AcquisitionCo.

ARTICLE X
ESPRIT TRUST SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Esprit Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "Esprit Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Esprit Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Esprit Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Esprit Trust under this agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Esprit Successor, ExchangeCo and AcquisitionCo shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Esprit Successor shall possess and from time to time may exercise each and every right and power of Esprit Trust under this agreement in the name of Esprit Trust or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the trustees or officers of Esprit Trust may be done and performed with like force and effect by the trustees or officers of such Esprit Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Esprit Trust with or into Esprit Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Esprit Trust provided that all of the assets of such subsidiary are transferred to Esprit Trust or another wholly-owned direct or indirect subsidiary of Esprit Trust and any such transactions are expressly permitted by this Article 10.

ARTICLE XI
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This agreement may not be amended or modified except by an agreement in writing executed by Esprit Trust, ExchangeCo, AcquisitionCo and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2 Ministerial Amendments

Notwithstanding the provisions of Section 11.1, the parties to this agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the board of trustees of Esprit Trust, the board of directors of ExchangeCo and the Board of Directors of AcquisitionCo shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of trustees of Esprit Trust, the board of directors of ExchangeCo and the Board of Directors of AcquisitionCo and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such board of trustees and boards of directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Esprit Trust, ExchangeCo, AcquisitionCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the board of trustees of Esprit Trust, the board of directors of ExchangeCo, the Board of Directors of AcquisitionCo and the Trustee, acting on the advice of counsel, and the Board of Directors of AcquisitionCo shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

AcquisitionCo, at the request of Esprit Trust, ExchangeCo, or any combination of them, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all applicable laws.

11.4 Changes in Capital of Esprit Trust and AcquisitionCo

At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support agreement or otherwise, as a result of which either Esprit Class B Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Esprit Class B Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust agreements

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AcquisitionCo (when authorized by a resolution of its Board of Directors), Esprit Trust (when authorized by a

resolution of its board of trustees) and ExchangeCo (when authorized by a resolution of the board of directors of ExchangeCo) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Esprit Successors and the covenants of and obligations assumed by each such Esprit Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this agreement or the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Esprit Trust, ExchangeCo, AcquisitionCo, the Trustee or this agreement; and

(c) for any other purposes not inconsistent with the provisions of this agreement, including without limitation, to make or evidence any amendment or modification to this agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE XII
TERMINATION

12.1 Term

The Trust created by this agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Esprit Trust, ExchangeCo and AcquisitionCo elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of Her Majesty Queen Elizabeth II of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of agreement

This agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this agreement.

ARTICLE XIII
GENERAL

13.1 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2 Enurement

This agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to Esprit Trust, AcquisitionCo or ExchangeCo, at:

c/o Esprit Energy Trust
900, 606 - 4th Street SW
Calgary, Alberta T2P 1T1

Attention: President and Chief Executive Officer
Facsimile No.: (403) 213-3710

(b) if to the Trustee, at:

Computershare Trust Company of Canada
710, 530 – 8th Avenue SW
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Trust Department
Facsimile No.: (403) 267-6598

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by facsimile shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of AcquisitionCo from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

13.7 Successor to Trustee

Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

13.8 Attornment

Each of Esprit Trust, ExchangeCo, AcquisitionCo and the Trustee agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.9 Liability of Esprit Trust

The parties hereto acknowledge that the obligations of Esprit Trust hereunder shall not be personally binding upon the trustees of Esprit Trust, the Trustee, AcquisitionCo or any holder of Esprit Class B Trust Units and that any recourse against the trustees of Esprit Trust, Esprit Trust, the Trustee, AcquisitionCo or any holder of Esprit Class B Trust Units in any manner in respect of any indebtedness, obligation or liability of Esprit Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Trust Indenture dated as of August 16, 2004 governing Esprit Trust, as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be duly executed as of the date first written above.

ESPRIT ACQUISITION CORP., as administrator of ESPRIT ENERGY TRUST

By: (signed) "*Stephen J. Savidant*"
Name: Stephen S. Savidant
Title: President and Chief Executive Officer

ESPRIT ACQUISITION CORP.

By: (signed) "*Stephen J. Savidant*"
Name: Stephen S. Savidant
Title: President and Chief Executive Officer

ESPRIT EXCHANGECO LTD.

By: (signed) "*Stephen J. Savidant*"
Name: Stephen S. Savidant
Title: President and Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By: (signed) "*Dan Sander*"
Name: Dan Sander
Title: Professional, Corporate Trust

By: (signed) "*Jacky Patterson*"
Name: Jacky Patterson
Title: Relationship Manager

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 14.1
ARTICLES OF ARRANGEMENT
(SECTION 192)

FORMULE 14.1
CLAUSES D'ARRANGEMENT
(ARTICLE 192)

1 -- Name of the applicant corporation(s) – Dénomination sociale de la (des) requérante(s)	2 -- Corporation No(s) – N°(s) de la (des) société(s)
ESPRIT EXPLORATION LTD.	413268-8
3 -- Name of the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la (des) société(s) dont les statuts sont modifiés, le cas échéant	4 -- Corporation No(s). – N°(s) de la (des) société(s)
5 -- Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la (des) société(s) issue(s) de la (des) fusions(s), le cas échéant ESPRIT EXPLORATION LTD.	6 -- Corporation No(s). – N°(s) de la (des) société(s) 426506-8
7 -- Name of the dissolved corporation(s), if applicable Dénomination sociale de la (des) société(s) dissoute(s), le cas échéant	8 -- Corporation No(s). – N°(s) de la (des) société(s)
9 -- Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause, le cas échéant	10 -- Corporation No(s). or Jurisdiction of Incorporation N°(s) de la (des) société(s)/ou loi sous le régime de laquelle elle est constituée
PROSPEX RESOURCES LTD.	ALBERTA
ESPRIT ACQUISITION CORP.	627260-6
ESPRIT EXCHANGECO LTD.	627261-4
ESPRIT ENERGY TRUST	ALBERTA

11 -- In accordance with the order approving the arrangement - Conformément aux termes de l'ordonnance approuvant l'arrangement,

a. ☐ The articles of the above-named corporation(s) are amended in accordance with the attached plan of arrangement
Les status de la(des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d'arrangement ci-joint

b. ☒ The following bodies corporate are amalgamated in accordance with the attached plan of arrangement
Les personnes morales suivantes sont fusionnées conformément au plan d'arrangement ci-joint — SEE SCHEDULE "A" ATTACHED HERETO

c. ☐ The above-named corporation(s) is (are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidées et dissoute(s) conformément au plan d'arrangement ci-joint

d. ☒ The plan of arrangement attached hereto, involving the above named body(ies), corporate is hereby effected
Le plan d'arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

ESPRIT EXPLORATION LTD. 413268-8

ESPRIT ACQUISITION CORP. 627260-6

Date	Signature	12 -- Capacity of – En qualité de
Sept. 28, 2004	[signature]	EXEC VP & CFO
	Printed Name – Nom en letters moulées S. B. SOULES	
Date Sept 28, 2004	Signature [signature]	12 -- Capacity of – En qualité de Treasurer & Corp. Secretary
For Departmental Use Only À l'usage du ministere seulement Filed / Déposée OCT 01 2004	Printed Name – Nom en letters moulées Greg Jerome	

Canada

IC 3189 (2001/11)

(45953-58/TW) DMSLegal\045953\00058\1884848v1

**PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE
*CANADA BUSINESS CORPORATIONS ACT***

INVOLVING ESPRIT EXPLORATION LTD., PROSPEX RESOURCES LTD., ESPRIT ACQUISITION CORP., ESPRIT EXCHANGECO LTD. AND ESPRIT ENERGY TRUST

**ARTICLE I
INTERPRETATION**

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means Esprit Acquisition Corp., a corporation incorporated under the CBCA and a wholly-owned subsidiary of the Trust;

(c) "**AmalgamationCo**" means Esprit Exploration Ltd., a corporation amalgamated under the CBCA resulting from the amalgamation of Esprit and AcquisitionCo pursuant to the Plan of Arrangement;

(d) "**Ancillary Rights**" means (i) the optional exchange rights granted to Computershare Trust Company of Canada, as trustee, for the use and benefit of the holders of Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Trust to exchange or purchase, as the case may be, or cause ExchangeCo to exchange or purchase, Exchangeable Shares for Class B Trust Units, upon the occurrence of an Insolvency Event, or upon a Call Right being exercisable and the Trust and AmalgamationCo electing not to exercise such Call Right and (ii) the Special Voting Unit;

(e) "**Arrangement**" means the proposed arrangement, under the provisions of section 192 of the CBCA, on the terms and conditions set forth in the Plan;

(f) "**Arrangement Agreement**" means the arrangement agreement dated as of August 16, 2004 among Esprit, the Trust, ProspEx, AcquisitionCo and ExchangeCo pursuant to which Esprit, the Trust, ProspEx, AcquisitionCo and ExchangeCo have proposed to implement the Arrangement;

(g) "**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to the Information Circular to be voted upon by Shareholders and Optionholders at the Meeting;

(h) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 192 of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement;

(i) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(j) "**CBCA**" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

(k) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Director pursuant to subsection 192 of the CBCA, giving effect to the Arrangement;

(l) "**Class A Preferred Shares**" means the Class A Preferred Shares in the capital of Esprit;

(m) "**Class A Trust Units**" means the class A trust units in the capital of the Trust;

(n) "**Class B Non-Voting Share Stated Capital**" has the meaning set forth in section 3.1(c)(iii) of the Plan;

(o) "**Class B Non-Voting Shares**" means the Class B Non-Voting Shares in the capital of Esprit;

(p) "**Class B Trust Units**" means the class B trust units in the capital of the Trust;

(q) "**Class C Preferred Shares**" means the Class C Preferred Shares in the capital of Esprit;

(r) "**Common Shares**" means the voting common shares in the capital of Esprit;

(s) "**Common Share Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares traded on the TSX over the five (5) consecutive trading days immediately prior to the Effective Date by (ii) the total number of Common Shares sold on such stock exchange during such period;

(t) "**Court**" means the Court of Queen's Bench of Alberta;

(u) "**Depository**" means Computershare Trust Company of Canada at its offices referred to in the Letter of Transmittal and Election Form;

(v) "**Director**" means the director appointed under the CBCA;

(w) "**Dissent Rights**" means the right of a Shareholder or an Optionholder pursuant to section 190 of the CBCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 190 of the CBCA and the Interim Order;

(x) "**Dissenting Optionholders**" means registered Optionholders who validly exercise the Dissent Rights provided to them under the Interim Order;

(y) "**Dissenting Securityholders**" means Dissenting Optionholders and Dissenting Shareholders, collectively;

(z) "**Dissenting Shareholders**" means registered Shareholders who validly exercise the Dissent Rights provided to them under the Interim Order;

(aa) "**Effective Date**" means the date the Arrangement is effective under the CBCA;

(bb) "**Effective Time**" means 12:01 a.m. on the Effective Date;

(cc) "**Election and Response Deadline**" means 4:30 p.m. (Toronto time) on September 23, 2004 or, if the Meeting is adjourned, such time on the third Business Day immediately prior to the date of such adjourned meeting;

(dd) "**Esprit**" means Esprit Exploration Ltd., a corporation amalgamated under the CBCA;

(ee) "**Exchangeable Shares**" means the exchangeable shares in the capital of AcquisitionCo;

(ff) "**ExchangeCo**" means Esprit Exchangeco Ltd., a corporation incorporated under the CBCA and a wholly-owned subsidiary of the Trust;

(gg) "**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 192 of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(hh) "**Information Circular**" means the information circular and proxy statement together with all appendices thereto, to be prepared by Esprit and distributed to Securityholders in connection with the Meeting;

(ii) "**Interim Order**" means the interim order of the Court under subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting, as such order may be affirmed, amended or modified;

(jj) "**Letter of Transmittal and Election Form**" means the Letter of Transmittal and Election Form enclosed with the Information Circular pursuant to which a Shareholder is required to deliver certificates representing Common Shares and make the Residency Declaration, a certification and an election, if desired;

(kk) "**Meeting**" means the special meeting of Securityholders to be held on September 27, 2004, and any adjournment(s) thereof, to consider and to vote on, among other things, the Arrangement Resolution and the matters referred to in the notice of meeting;

(ll) "**NPI**" means the net profits interest granted under the NPI Agreement;

(mm) "**NPI Agreement**" means the net profits interest agreement to be entered into by AmalgamationCo and the Trust, coincident with the Arrangement becoming effective;

(nn) "**New Common Share**" means a Class D common share in the capital of Esprit issued under subsection 3.1(c) of the Plan;

(oo) "**Non-Resident**" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(pp) "**Non-Responding Shareholder**" means a Shareholder who does not return a duly completed and validly executed Letter of Transmittal and Election Form to the Depository at or prior to the Election and Response Deadline unless such Shareholder is otherwise deemed not to be a Non-Responding Shareholder as result of only duly completing the Residency Declaration;

(qq) "**Note Indenture**" means the note indenture to be entered into between AcquisitionCo and Computershare Trust Company of Canada governing the issuance of the Notes;

(rr) "**Note Trustee**" means Computershare Trust Company of Canada;

(ss) "**Notes**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A hereto, issuable by AcquisitionCo under the Arrangement in an aggregate principal amount initially equal to 95% of the closing price of the Common Shares on the Toronto Stock Exchange on the last trading day prior to the Effective Date less $0.22 multiplied by the number of Common Shares outstanding on the Effective Date and less the amount of the net asset value as at June 30, 2004 of the ProspEx Assets, subject to adjustment to be equal to the Weighted Average Trading Price of the Trust Units multiplied by the number of Trust Units outstanding on the date immediately after the Effective Date;

(tt) "**Optionholders**" means the holders of Options;

(uu) "**Option**" means an option to acquire a Common Share, and "**Options**" means, collectively, all outstanding options, in either case, whether or not vested, to acquire Common Shares;

(vv) "**Option Value**" means for each particular Option, the amount, if any, by which the fair market value of a Common Share exceeds the applicable exercise price in respect of such Option, such value being determined immediately prior to the Effective Time;

(ww) "**Ownership Threshold**" means a number of Class A Trust Units issued and outstanding at any point in

time (excluding the number of Class A Trust Units which may be issued on the extinguishment of outstanding Post-Arrangement Entitlements) equaling 96% of the number of Class B Trust Units issued and outstanding at such time (excluding the number of Class B Trust Units which may be issued on the exchange of outstanding Exchangeable Shares and the extinguishment of outstanding Post-Arrangement Entitlements);

(xx) "**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(yy) "**Post-Arrangement Entitlement**" means the right of a Holder to receive from the Trust a Class A Trust Unit or a Class B Trust Unit, as applicable, upon delivering to the Depository a duly completed and validly executed Residency Declaration;

(zz) "**ProspEx**" means ProspEx Resources Ltd., a corporation incorporated under the ABCA;

(aaa) "**ProspEx Assets**" means the assets transferred, directly or indirectly, by Esprit to ProspEx pursuant to the Arrangement;

(bbb) "**ProspEx Common Shares**" means the common shares in the capital of ProspEx;

(ccc) "**ProspEx Converted Option**" means a right to purchase one-fifth (1/5) of a ProspEx Common Share acquired by an Optionholder pursuant to the Arrangement, exercisable at any time during the period of 30 days from the Effective Date;

(ddd) "**ProspEx Conveyance**" means the transactions whereby Esprit will convey the ProspEx Assets to ProspEx in consideration of the ProspEx Note;

(eee) "**ProspEx Non-Voting Shares**" means the non-voting common shares in the capital of ProspEx;

(fff) "**ProspEx Note**" means the unsecured, subordinated promissory note issued by ProspEx to Esprit in consideration for the purchase of the ProspEx Assets under the ProspEx Conveyance;

(ggg) "**ProspEx Option Ratio**" means the ratio obtained when the fair market value of a ProspEx Common Share is divided by the aggregate of the fair market value of a Class B Trust Unit and the fair market value of a ProspEx Common Share, all such values being determined immediately after the Effective Time;

(hhh) "**ProspEx Option Value**" means for each particular ProspEx Converted Option, the fair market value of one-fifth (1/5) of a ProspEx Common Share less the applicable strike price to acquire one-fifth (1/5) of a ProspEx Common Share, such value being determined immediately after the Effective Time;

(iii) "**Record Date**" means the close of business on August 16, 2004;

(jjj) "**Residency Declaration**" means the declaration, in the form contained in the Letter of Transmittal and Election Form, confirming the residency of a Shareholder or, after the Effective Date, the residency of a holder of Post-Arrangement Entitlements, as either a Non-Resident or not a Non-Resident;

(kkk) "**Securityholders**" means, collectively, the Shareholders and Optionholders;

(lll) "**Shareholders**" means the holders of Common Shares;

(mmm) "**Special Distribution**" means the cash payment to be made to Shareholders of $0.22 per Common Share under the Arrangement;

(nnn) "**Special Voting Unit**" means the special voting unit of the Trust, issued and certified under the Trust Indenture and entitled to the benefits and subject to the limitations set forth therein;

(ooo) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1. (5th Supp), as amended, including the regulation promulgated thereunder;

(ppp) "**Tax-Exempt Shareholder**" means (i) a Person holding Common Shares that is not a Non-Resident and (ii) that is, or in the case of a partnership each member that is, exempt from tax under Part I of the Tax Act;

(qqq) "**Trust**" means Esprit Energy Trust, a trust established under the laws of the Province of Alberta pursuant to the Trust Indenture;

(rrr) "**Trust Converted Option**" means a right to purchase one-fourth (1/4) of a Class B Trust Unit acquired by an Optionholder pursuant to the Arrangement, exercisable at any time during the period of 30 days from the Effective Date;

(sss) "**Trust Indenture**" means the trust indenture dated as of August 16, 2004 pursuant to which the Trust was created, as amended from time to time;

(ttt) "**Trust Option Ratio**" means the ratio obtained when the fair market value of a Class B Trust Unit is divided by the aggregate of the fair market value of a Class B Trust Unit and the fair market value of a ProspEx Common Share, all such values being determined immediately after the Effective Time;

(uuu) "**Trust Option Value**" means for each particular Trust Converted Option, the fair market value of one-fourth (1/4) of a Class B Trust Unit less the applicable strike price to acquire one-fourth (1/4) of a Class B Trust Unit, such value being determined immediately after the Effective Time;

(vvv) "**Trust Units**" or "**Units**" means, collectively, the Class A Trust Units and Class B Trust Units;

(www) "**Trustee**" means, at any time, an individual who is, in accordance with the provisions of the Trust Indenture, a trustee of the Trust at that time including without limitation, so long as they remain as trustees and "**Trustees**" means, at any time, all of the individuals each of whom at that time is a Trustee;

(xxx) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement relating to the Exchangeable Shares to be entered into on the Effective Date; and

(yyy) "**Weighted Average Trading Price**" of a security shall be determined by dividing: (i) the aggregate dollar trading value of all such securities traded on the TSX over the five (5) consecutive trading days immediately after the Effective Date by (ii) the total number of such securities sold on such stock exchange during such period.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 The following schedule to this Plan of Arrangement is incorporated by reference herein and forms part of this Plan of Arrangement:

Schedule A - Terms of Notes.

1.6 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a

Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 All references to currency and payments in cash or money in this Plan of Arrangement are to Canadian dollars.

1.8 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE II
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Common Shares; (ii) the holders of Options; (iii) Esprit; (iv) the Trust; (v) ProspEx; (vi) AcquisitionCo; and (vii) ExchangeCo.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE III
ARRANGEMENT

3.1 The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to AcquisitionCo and, as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as Securityholders of Esprit other than the right to be paid the fair market value of their Common Shares or Options, as the case may be;

(b) the Class A Preferred Shares, the New Common Shares, the Class B Non-Voting Shares and the Class C Preferred Shares shall be created as new classes of shares of Esprit;

(c) each Common Share (other than Common Shares held by AcquisitionCo, Non-Residents and Non-Responding Shareholders) will be exchanged and cancelled pursuant to a reorganization of the capital of Esprit for consideration consisting of a cash payment of twenty-two cents ($0.22), one (1) Class A Preferred Share, one (1) New Common Share and one (1) Class B Non-Voting Share and the stated capital of each:

(i) Class A Preferred Share shall be set at the paid-up capital of each Common Share under the Tax Act exchanged computed immediately prior to the reorganization of capital less: (A) the Class B Non-Voting Share Stated Capital; (B) one cent ($0.01); and (C) twenty-two cents ($0.22);

(ii) New Common Share shall be set at one cent ($0.01); and

(iii) Class B Non-Voting Share shall initially be set at $1.00 (the "**Class B Non-Voting Share Stated Capital**");

(d) subject to Article IV, each New Common Share and each Class A Preferred Share (other than New Common Shares and Class A Preferred Shares held by Tax-Exempt Shareholders) will be

transferred to AcquisitionCo in accordance with the election or deemed election of the holder of such New Common Shares and Class A Preferred Shares for one (1) Class B Trust Unit or one (1) Exchangeable Share (together with the Ancillary Rights);

(e) each New Common Share and each Class A Preferred Share held by Tax-Exempt Shareholders will be transferred to AcquisitionCo in exchange for one (1) Class B Trust Unit;

(f) subject to Article V, each Common Share held by Non-Residents will be transferred to AcquisitionCo in exchange for a cash payment of twenty-two cents ($0.22), one (1) Class A Trust Unit and the right to receive one (1) ProspEx Common Share;

(g) each Common Share held by Non-Responding Shareholders will be transferred to AcquisitionCo in exchange for a cash payment of twenty-two cents ($0.22) one (1) Post-Arrangement Entitlement and the right to receive one (1) ProspEx Common Share;

(h) AcquisitionCo will issue one (1) Note to the Trust for each Trust Unit and each Post-Arrangement Entitlement issued pursuant to paragraphs (d), (e), (f) and (g) above;

(i) each Option (whether vested or unvested) with an Option Value of nil (other than Options held by AcquisitionCo) shall be cancelled for a cash payment of five cents ($0.05);

(j) each Option (whether vested or unvested) with an Option Value greater than nil (other than Options held by AcquisitionCo or a Non-Resident) shall cease to represent the right to acquire a Common Share and shall thereafter only entitle the holder to acquire a ProspEx Converted Option and a Trust Converted Option under the following terms and conditions:

(i) the exercise price for each one-fifth (1/5) of a ProspEx Common Share shall be equal to the fair market value of one-fifth (1/5) of a ProspEx Common Share determined immediately after the Effective Time less the product obtained when the Option Value is multiplied by the ProspEx Option Ratio;

(ii) the exercise price for each one-fourth (1/4) of a Class B Trust Unit shall be equal to the fair market value of one-fourth (1/4) of a Class B Trust Unit determined immediately after the Effective Time less the product obtained when the Option Value is multiplied by the Trust Option Ratio; and

(iii) if the foregoing calculation results in a former Optionholder holding a ProspEx Converted Option or a Trust Converted Option being exercisable for a fraction of a ProspEx Common Share or Class B Trust Unit, as the case may be, such ProspEx Converted Option or Trust Converted Option will be rounded down to the nearest whole number of ProspEx Common Shares or Class B Trust Units, as the case may be, and the exercise price per whole ProspEx Common Share or Class B Trust Unit will be as determined in (i) and (ii) above;

(k) each Option (whether vested or unvested) held by a Non-Resident with an Option Value greater than nil shall be cancelled for a cash payment equal to the Option Value less any applicable withholding tax;

(l) the ProspEx Conveyance shall become effective and ProspEx shall deliver the ProspEx Note to Esprit in satisfaction of the purchase price;

(m) each Class B Non-Voting Share will be transferred to ProspEx in exchange for one (1) ProspEx Common Share;

(n) each Class B Non-Voting Share will be exchanged pursuant to a reorganization of the capital of Esprit for one (1) Class C Preferred Share;

(o) the ProspEx Note shall be transferred by Esprit to ProspEx in exchange for all of the Class C Preferred Shares which shall be cancelled and the issuance to Esprit of ProspEx Common Shares in an aggregate number so that AmalgamationCo (the successor to Esprit and AcquisitionCo) can transfer such ProspEx Common Shares to Non-Residents and Non-Responding Shareholders in satisfaction of the obligation to deliver ProspEx Common Shares to such Non-Residents and Non-Respondents in paragraphs (f) and (g);

(p) Esprit and AcquisitionCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i) the stated capital of the Common Shares and the Class A Preferred Shares shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii) the shares of Esprit, all of which are owned by AcquisitionCo, shall be cancelled without any repayment of capital;

(iii) the articles of AmalgamationCo shall be the same as the articles of AcquisitionCo, and the name of AmalgamationCo shall be "Esprit Exploration Ltd.";

(iv) no securities shall be issued by AmalgamationCo in connection with the amalgamation and for greater certainty, the common shares, Notes and Exchangeable Shares of AcquisitionCo shall survive and continue to be common shares, Notes and Exchangeable Shares of AmalgamationCo without amendment;

(v) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(vi) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(viii) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(ix) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against AmalgamationCo;

(x) the Articles of Arrangement shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Arrangement shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xi) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

(xii) the first directors of AmalgamationCo shall be the directors of AcquisitionCo;

(xiii) the first officers of AmalgamationCo shall be the officers of AcquisitionCo; and

(xiv) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo;

(q) AmalgamationCo will grant the NPI to the Trust in payment of such number of Notes as have an aggregate principal amount equal to the fair market value of the NPI as determined by AmalgamationCo;

(r) AmalgamationCo shall deliver the ProspEx Common Shares to the Non-Residents and Non-Responding Shareholders entitled to such ProspEx Common Shares referred to in paragraphs (f) and (g) above;

(s) each ProspEx Non-Voting Share will be exchanged and cancelled pursuant to a reorganization of capital of ProspEx for one (1) ProspEx Common Share;

(t) each ProspEx Common Share will be consolidated on the basis of one (1) ProspEx Common Share for each five (5) outstanding ProspEx Common Shares;

(u) each Trust Unit will be consolidated on the basis of one (1) Trust Unit for each four (4) outstanding Trust Units, and

(v) each Exchangeable Share will be consolidated on the basis of one (1) Exchangeable Share for each four (4) outstanding Exchangeable Shares and each Post-Arrangement Entitlement will be consolidated on the basis of one (1) Post-Arrangement Entitlement for each four (4) outstanding Post-Arrangement Entitlements.

ARTICLE IV
EXCHANGEABLE SHARES

4.1 No Exchangeable Shares will be issued to Non-Residents, Tax-Exempt Shareholders or Non-Responding Shareholders.

4.2 To the extent that holders of Common Shares (excluding Non-Residents, Tax-Exempt Shareholders and Non-Responding Shareholders) duly elect to receive a number of Exchangeable Shares less than 2,115,000 Exchangeable Shares (after giving effect to subsection 3.1(v) of this Plan of Arrangement), no Exchangeable Shares will be issued pursuant to this Plan of Arrangement and all such Shareholders shall be deemed to have elected to receive Class B Trust Units.

4.3 To the extent that holders of Common Shares (excluding Non-Residents, Tax-Exempt Shareholders and Non-Responding Shareholders) duly elect to receive a number of Exchangeable Shares equal to or greater than 2,115,000 Exchangeable Shares (after giving effect to subsection 3.1(v) of this Plan of Arrangement), Exchangeable Shares will be issued pursuant to this Plan of Arrangement.

4.4 In the event Exchangeable Shares will be issued pursuant to this Plan of Arrangement, the maximum number of Exchangeable Shares to be issued will be equal to the lesser of (i) 4,230,000 (after giving effect to subsection 3.1(v) of this Plan of Arrangement) and (ii) the number of Exchangeable Shares duly elected to be received by Shareholders (excluding Non-Residents, Tax-Exempt Shareholders and Non-Responding Shareholders).

4.5 To the extent that holders of Common Shares (excluding Non-Residents, Tax-Exempt Shareholders and Non-Responding Shareholders) duly elect to receive more than such maximum number of Exchangeable Shares available, the maximum number of Exchangeable Shares will be allocated on a pro-rated basis to all such Shareholders so duly electing to receive Exchangeable Shares and such Shareholders will be deemed to have elected to receive Class B Trust Units for the balance of the Exchangeable Shares they would have otherwise received.

4.6 With respect to the election required to be made by a former holder of Common Shares pursuant to subsection 3.1(d) of this Plan of Arrangement:

(a) each of such holders of Common Shares shall make such election by depositing with the Depository, prior to the Election and Response Deadline, a duly completed and validly executed

Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's Common Shares; and

(b) any former holder of Common Shares who does not deposit with the Depository a duly completed and validly executed Letter of Transmittal and Election Form prior to the Election and Response Deadline, or otherwise fails to comply with the requirements of subsection 4.6(a) of this Plan of Arrangement and the provisions of the Letter of Transmittal and Election Form or to elect to exchange New Common Shares and Class A Preferred Shares as contemplated by subsection 3.1(d) of this Plan of Arrangement, but otherwise deposits a partially completed Letter of Transmittal and Election Form with the Residency Declaration contained therein properly completed, shall be deemed not to be a Non-Responding Shareholder and shall, if a Non-Resident, be deemed to have elected to receive only Class A Trust Units, ProspEx Common Shares and the Special Distribution for such holder's former Common Shares and, if not a Non-Resident, be deemed to have elected to receive only Class B Trust Units, ProspEx Common Shares and the Special Distribution for such holder's former Common Shares.

4.7 For greater certainty, with respect to any election required to be made by a holder of New Common Shares and Class A Preferred Shares pursuant to subsection 3.1(d) of this Plan of Arrangement, such holder may elect to receive either Class B Trust Units or Exchangeable Shares or a combination thereof in exchange for the aggregate number of New Common Shares and Class A Preferred Shares in respect of which such an election is made provided, however, each individual New Common Share and Class A Preferred Share may only be exchanged for either Class B Trust Units or Exchangeable Shares. In the event that the aggregate number of Exchangeable Shares that would, but for this section 4.7 of this Plan of Arrangement, be issued to holders of New Common Shares and Class A Preferred Shares pursuant to section 3.1(d) of this Plan of Arrangement, exceed the number of Exchangeable Shares available, then the number of Exchangeable Shares to be issued to any holder, subject to rounding, shall be determined by multiplying the total number of Exchangeable Shares otherwise issuable to such holder by a fraction, the numerator of which is the maximum number of Exchangeable Shares issued pursuant to this Plan of Arrangement and the denominator of which is the aggregate number of Exchangeable Shares otherwise issuable to all holders rounded to six digits; and a number of Class B Trust Units will be issued to such holder as is necessary to ensure that the number of Exchangeable Shares and Class B Trust Units issued for New Common Shares and Class A Preferred Shares of such holder, as applicable, is equal to the number of such New Common Shares and Class A Preferred Shares.

4.8 A holder who: (i) has exchanged New Common Shares and Class A Preferred Shares under this Plan of Arrangement; (ii) is not a Non-Resident; (iii) is not a Tax-Exempt Shareholder; and (iv) has received Exchangeable Shares (and Ancillary Rights) in whole or in part under the exchange; shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange by the holder of Class A Preferred Shares and New Common Shares for Exchangeable Shares (and Ancillary Rights) by providing two signed copies of the necessary election forms to AmalgamationCo within 120 days following the Effective Date, duly completed with the details of the number of Class A Preferred Shares and New Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of Common Shares within 60 days after the receipt thereof by AmalgamationCo for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). AmalgamationCo will not be responsible for the proper completion and filing of any election form and, except for the obligation of AmalgamationCo to so sign and return election forms which are received by AmalgamationCo within 120 days of the Effective Date, AmalgamationCo will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Common Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, AmalgamationCo may choose to sign and return an election form received by it more than 120 days following the Effective Date, but AmalgamationCo will have no obligation to do so.

ARTICLE V
OWNERSHIP THRESHOLD

5.1 The maximum number of Class A Trust Units that will be issued pursuant to this Plan of Arrangement will

not exceed the Ownership Threshold.

5.2 In the event that a number of Class A Trust Units are required to be issued in excess of the Ownership Threshold, the Class A Trust Units will be pro-rated among the Non-Resident Shareholders that have duly completed a Letter of Transmittal and Election Form by the Election and Response Deadline and the obligation of Esprit and the Trust to deliver Class A Trust Units in excess of the Ownership Threshold to such Non-Resident Shareholders in respect of the exchange of such Shareholder's Common Shares under this Plan of Arrangement will be satisfied by the Trust delivering Class B Trust Units to the Depository who shall sell such Class B Trust Units on the Toronto Stock Exchange and deliver the net proceeds of sale, after expenses, on a *pro rata* basis, to such Non-Resident Shareholders, net of any applicable withholding taxes.

ARTICLE VI
DISSENTING SECURITYHOLDERS

6.1 Each registered holder of Common Shares and each registered holder of Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Common Shares or Options, as the case may be, and shall only be entitled to be paid the fair value of the holder's Common Shares or Options, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Common Shares or Options, as applicable, shall be deemed to have transferred the holder's Common Shares or Options to AmalgamationCo for cancellation at the Effective Time, notwithstanding the provisions of section 190 of the CBCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Common Shares or Options shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares or Options, notwithstanding the provisions of section 190 of the CBCA. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Securityholders at the Meeting; but in no event shall Esprit, AcquisitionCo or AmalgamationCo be required to recognize such Dissenting Securityholder as shareholders or optionholders of Esprit, AcquisitionCo or AmalgamationCo after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 190 of the CBCA, no Person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE VII
NON-RESPONDING SHAREHOLDERS

7.1 Non-Responding Shareholders who are deemed to receive Post-Arrangement Entitlements pursuant to subsection 3.1(g) of this Plan of Arrangement shall not be entitled to trade such Post-Arrangement Entitlements.

7.2 Distributions shall not be declared or paid by the Trust on any Post-Arrangement Entitlements.

7.3 A Non-Responding Shareholder who, after the Effective Time, delivers to the transfer agent of the Trust a duly completed and validly executed Letter of Transmittal and Election Form indicating that such Non-Responding Shareholder is a Non-Resident will be entitled to receive one (1) Class A Trust Unit in respect of each Post-Arrangement Entitlement held by such Non-Responding Shareholder; provided that in the event a number of Class A Trust Units would be required to be issued to such Non-Responding Shareholder such that the number of issued and outstanding Class A Trust Units would, after such issuance, exceed the Ownership Threshold, the obligation of the Trust to deliver Class A Trust Units to such Non-Responding Shareholder will be satisfied by the Trust delivering Class B Trust Units for sale on the Toronto Stock Exchange (or such other exchange as the Class B Trust Units are listed on) and deliver the net proceeds of such sale, after expenses, to such Non-Responding Shareholder, net of any applicable withholding taxes.

7.4 A Non-Responding Shareholder who, after the Effective Time, delivers to the transfer agent of the Trust a duly completed and validly executed Letter of Transmittal and Election Form indicating that such Non-Responding Shareholder is not a Non-Resident will be entitled to receive one (1) Class B Trust Unit in respect of each Post-Arrangement Entitlement held by such Non-Responding Shareholder.

7.5 For greater specificity, a Non-Responding Shareholder shall not be entitled to make any election to receive Exchangeable Shares and no Exchangeable Shares shall be issuable after the Effective Time.

7.6 Upon a Non-Responding Shareholder delivering to the transfer agent of the Trust of a duly completed and validly executed Letter of Transmittal and Election Form, such Non-Responding Shareholder shall be entitled to receive, and the transfer agent of the Trust shall deliver to such Non-Responding Shareholder, as soon as practicable, a certificate representing the number of Class A Trust Units or Class B Trust Units, as applicable, to which such Non-Responding Shareholder is entitled to receive, unless the obligation of the Trust to deliver Class A Trust Units is to be satisfied by delivering the net proceeds (after expenses) from the sale of Class B Trust Units in accordance with section 7.3 of this Plan of Arrangement, in which case the Trust shall, or shall cause the transfer agent of the Trust to, as soon as practicable, deliver to such Non-Responding Shareholder a cheque representing such net proceeds.

7.7 Upon the delivery by the Trust or the transfer agent of the Trust of the certificate representing the Class A Trust Units or Class B Trust Units referred to in section 7.6, and, if applicable, the cheque referred to in section 7.6, the Post-Arrangement Entitlements held by such Non-Responding Shareholder shall immediately be deemed to be extinguished without any further action by the Trust.

ARTICLE VIII
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

8.1 From and after the Effective Time, certificates formerly representing Common Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to section 3.1 of this Plan of Arrangement, to receive the fair value of the Common Shares represented by such certificates.

8.2 From and after the Effective Time, the option agreements providing for the Options shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Optionholders, other than those Dissenting Optionholders deemed to have participated in the Arrangement pursuant to section 3.1 of this Plan of Arrangement, to receive the fair value of the Options represented by such option agreements.

8.3 AmalgamationCo and ProspEx shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Common Shares of a duly completed Letter of Transmittal and Election Form and the certificates representing such Common Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal and Election Form; or

(b) if requested by such holder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depository for pickup by such holder;

certificates representing the number of Trust Units, Exchangeable Shares and ProspEx Common Shares issued to such holder and a cheque representing the cash payable to such holder, in each instance, holder under the Arrangement.

8.4 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Common Shares that were exchanged pursuant to section 3.1 of this Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depository will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to this Plan of Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with this Plan of Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Trust, AcquisitionCo and ProspEx and their respective transfer agents, which bond is in form and substance satisfactory to

each of the Trust, AcquisitionCo and ProspEx and their respective transfer agents, or shall otherwise indemnify the Trust, AcquisitionCo and ProspEx and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

8.5 For greater specificity, distributions declared by the Trust on the Trust Units shall not be declared or paid by the Trust on any Post-Arrangement Entitlements.

8.6 Any certificate formerly representing Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive (i) the certificates representing Trust Units, Exchangeable Shares and/or ProspEx Common Shares and (ii) a cheque representing the cash payable.

8.7 No certificates representing fractional Trust Units, Exchangeable Shares or ProspEx Common Shares shall be issued pursuant to the Plan of Arrangement. In lieu of any fractional Trust Unit, Exchangeable Share or ProspEx Common Share, each registered Shareholder otherwise entitled to a fractional interest in a Trust Unit, Exchangeable Share or ProspEx Common Share will receive the nearest whole number of Trust Units, Exchangeable Shares or ProspEx Common Shares, as the case may be.

ARTICLE IX
AMENDMENTS

9.1 Esprit may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Common Shares or Options, if and as required by the Court.

9.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Esprit at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

9.3 Esprit may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

9.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Trust, AmalgamationCo and ProspEx, provided that it concerns a matter which, in the reasonable opinion of the Trust, AmalgamationCo and ProspEx, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Trust, AmalgamationCo, ProspEx or any former holder of Common Shares or Options.

SCHEDULE A
TERMS OF NOTES

1. Note Indenture

The Notes are to be issued under the Note Indenture.

2. Note Certificate

Pursuant to the Plan of Arrangement, all of the Notes outstanding are to be issued by AcquisitionCo to the Trust in exchange for the Trust Units and Post-Arrangement Entitlements. The Notes will be issued only as registered Notes.

3. Unsecured/Interest

The Notes are unsecured and bear interest from the date of issued at 11% per annum, provided that the interest rate which the Notes will bear may be adjusted upwards (to a maximum of 11% per annum) or downwards by agreement of AcquisitionCo and the Trust on or prior to the Effective Date. The first interest payment is due and payable on November 10, 2004 for the period commencing on the Effective Date and ending on October 31, 2004. Interest thereafter is due and payable for each month during the term, on the last Business Day of the month.

The Notes will rank *pari passu* with all other unsecured indebtedness of AmalgamationCo, but subordinate to all secured debt.

4. Principal Payment

The outstanding principal amount of the Notes will be due and payable ten years after the Effective Date.

All or any part of the Notes may be prepaid or purchased at any time without bonus.

5. Events of Default

It will be an "Event of Default" under the Note Indenture if, among other things:

(a) AmalgamationCo makes default in repayment of the principal amount of the Notes or of any Note on the maturity date;

(b) AmalgamationCo makes default on an interest payment date of any interest due on the Notes and such default continues for a period of 90 days;

(c) AmalgamationCo or any of its subsidiaries makes default and demand for payment has been made or payment thereof has been accelerated under the provisions of any material instrument, indenture or document evidencing indebtedness in excess of $1,000,000 and such default continues after the applicable grace period, specified therein, if any;

(d) any judgment or order for the payment of money in excess of $1,000,000 is rendered against AmalgamationCo or any of its subsidiaries and enforcement proceedings have been commenced by a creditor upon the judgment or order;

(e) a decree or order of a court having jurisdiction is entered adjudging the AmalgamationCo a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, AmalgamationCo or any of its subsidiaries, or appointing a receiver of, or of any substantial part of the property of, AmalgamationCo or any of its subsidiaries or ordering the winding-up or liquidation of its affairs;

(f) a resolution is passed for the winding-up or liquidation of AmalgamationCo or any of its subsidiaries or if AmalgamationCo or any of its Subsidiaries institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of or of any substantial part of the property of AmalgamationCo or such subsidiary or makes a general assignment for the benefit of creditors;

(g) AmalgamationCo shall neglect to observe or perform any other covenant or condition contained in the Trust Indenture on its part to be observed or performed and AmalgamationCo shall fail to rectify such default within a period of 60 days;

(h) any encumbrancer takes possession of any part of the property of AmalgamationCo or any of its subsidiaries which is all or substantially all of the property of AmalgamationCo and its subsidiaries taken as a whole; and

(i) AmalgamationCo shall cease to carry on in the ordinary course its business or a substantial part thereof.

6. Remedies

Whenever an Event of Default has occurred the holder(s) of the majority in principal amount of the Notes outstanding may, by request, cause the Trustee to declare the principal and interest on all Notes then outstanding to be due and payable and to proceed to enforce their rights under the Note Indenture by any action, suit, remedy or proceeding authorized or permitted by law or by equity, provided however that the Trustee's right to proceed may be limited by the provisions of any applicable subordination agreement. Neither the Trustee nor the holders of the Notes shall take any steps or actions with respect to an Event of Default without the prior written consent of the Fund at any time that the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes.

7. Waiver of Default

The holder(s) of the majority in principal amount of the Notes outstanding may, instruct the Trustee of Notes to waive any Event of Default.

AMENDING AGREEMENT

THIS AMENDING AGREEMENT made as of the 20th day of September, 2004

BETWEEN:

ESPRIT EXPLORATION LTD. a corporation amalgamated under the laws of Canada, ("**Esprit**")

- and -

PROSPEX RESOURCES LTD., a corporation incorporated under the Laws of the Province of Alberta, ("**ProspEx**")

- and -

ESPRIT ACQUISITION CORP., a corporation incorporated under the laws of Canada ("**AcquisitionCo**")

- and -

ESPRIT EXCHANGECO LTD., a corporation incorporated under the laws of Canada ("**ExchangeCo**")

- and -

ESPRIT ENERGY TRUST, a trust settled pursuant to the laws of the Province of Alberta (the "**Trust**").

WHEREAS Esprit, ProspEx, AcquisitionCo, ExchangeCo and the Trust entered into an arrangement agreement (the "**Arrangement Agreement**") dated August 16, 2004;

AND WHEREAS Esprit, ProspEx, AcquisitionCo, ExchangeCo and the Trust have agreed to effect certain amendments to the Arrangement Agreement as more particularly set out in this agreement (the "**Amending Agreement**");

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Capitalized terms used herein, including the recitals hereto, which are defined in the Arrangement Agreement, shall have the meanings ascribed thereto in this Amending Agreement.

1.2 Any provision of this Amending Agreement which may be invalid shall be ineffective to the extent of such invalidity only, without affecting the validity of the remaining provisions of this Amending Agreement or the Arrangement Agreement as amended hereby, it being the intent and purpose that the Arrangement Agreement, as amended by this Amending Agreement should survive and be valid to the maximum extent permitted by applicable law.

ARTICLE 2
AMENDMENT

2.1 The Arrangement Agreement shall be amended by deleting the definition of Ownership Threshold in Exhibit 1 of the Arrangement Agreement and replacing it with the following;

> **"Ownership Threshold"** means a number of Class A Trust Units issued and outstanding which may be issued and outstanding at any point in time (excluding the number of Class A Trust Units which may be issued on the extinguishment of outstanding Post-Arrangement Entitlements) equaling 80% of the number of Class B Trust Units issued and outstanding at such time (excluding the number of Class B Trust Units which may be issued on [the exchange of outstanding Exchangeable Shares and] the extinguishment of outstanding Post-Arrangement entitlements).

ARTICLE 3
MISCELLANEOUS

3.1 This Amending Agreement together with the provisions of the Arrangement Agreement constitute the entire agreement between the Parties, and for greater certainty, other than as specifically provided in this Amending Agreement, the provisions of the Arrangement Agreement remain in full force and effect and unamended.

3.2 Notwithstanding the date of execution hereof, the effective date of this amendment to the Arrangement Agreement and exhibits thereto shall be September 19, 2004 and all references to the Arrangement Agreement and exhibits thereto dated August 16, 2004 shall be deemed to include this document.

3.3 This Amending Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Amending Agreement the 19th day of September, 2004.

ESPRIT EXPLORATION LTD.

Per: ______________________
Stephen J. Savidant
President and Chief Executive Officer

Per: ______________________
Stephen B. Soules
Senior Vice-President and Chief Financial Officer

PROSPEX RESOURCES LTD.

Per: ______________________
John W. Rossall
President and Chief Executive Officer

Per: ______________________
George D. Yee
Vice President and Chief Financial Officer

ESPRIT ACQUISITION CORP.

Per: ______________________
Stephen J. Savidant
President and Chief Executive Officer

Per: ______________________
Stephen B. Soules
Senior Vice-President and Chief Financial Officer

ESPRIT EXCHANGECO LTD.

Per: ______________________
Stephen J. Savidant
President and Chief Executive Officer

Per: ______________________
Stephen B. Soules
Senior Vice-President and Chief Financial Officer

ESPRIT ENERGY TRUST, by its trustees

Per: ______________________
Stephen J. Savidant

Per: ______________________
Stephen B. Soules

Industry Canada Industrie Canada

Canada Business Corporations Act Loi canadienne sur les Sociétés par actions

SCHEDULE "A"

1 -- Name of the Amalgamated Corporation Dénomination sociale de la société issue de la fusion

ESPRIT EXPLORATION LTD.

2 -- The province or territory in Canada where the registered office is to be situated La province ou le territoire au Canada où se situera le siège social

Alberta

3 -- The classes and any maximum number of shares that the corporation is authorized to issue Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The attached Schedule A is incorporated into and forms part of this form.

4 -- Restrictions, if any, on share transfers Restrictions sur le transfert des actions, s'il y a lieu

None.

5 -- Number (or minimum and maximum number) of directors Nombre (ou nombre minimal et maximal) d'administrateurs

Not less than 3 directors and not more than 11 directors.

6 -- Restrictions, if any, on business the corporation may carry on Limites imposées à l'activité commerciale de la société, s'il y a lieu

None.

7 -- Other provisions, if any Autres dispositions, s'il y a lieu

The attached Schedule B is incorporated into and forms part of this form.

8 -- The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après.

Section 192

- ☐ 183
- ☐ 184(1)
- ☐ 184(2)

9 -- Name of the amalgamating corporations Dénomination sociale des sociétés fusionnantes	Corporation No. N' de la société	Signature	Date	Title Titre
Esprit Exploration Ltd.	413268-8			
Esprit Acquisition Corp.	627260-6			

For Departmental Use Only - A l'usage du ministére

Corporation No.
N' de la société

Filed - Déposée

Canada

IC 3190 (2001/11)

(45953-58/TW) S:\C4\CORPSERV\ALF\CJB\63548.DOC

SCHEDULE A

SHARE PROVISIONS

Esprit Acquisition Corp. (the "Corporation") is authorized to issue:

(a) an unlimited number of Common Shares without nominal or par value; and

(b) an unlimited number of Exchangeable Shares without nominal or par value.

The right, privileges, restrictions and conditions attached to each class of shares are set forth below.

PROVISIONS RELATING TO THE COMMON SHARES

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. the holders of Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such);

2. the holders of Common Shares shall be entitled to receive dividends as and when declared by Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends; and

3. the holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of the shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES

The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions:

ARTICLE I
INTERPRETATION

1.1 For the purposes of these share provisions:

"**Act**" means the *Canada Business Corporations Act*, as amended;

"**affiliate**" has the meaning given to that term in the Securities Act;

"**Annual Redemption**" has the meaning given to that term in Section 5.1(d) of these share provisions;

"**Annual Redemption Date**" means any date that is within the first 90 days of any calendar year commencing in 2005;

"**Automatic Redemption**" has the meaning given to that term in Section 5.1(a) of these share provisions;

"**Automatic Redemption Date**" means the date that is the third anniversary of the Effective Date, subject to extension to such other later date that the Board of Directors may determine in its sole discretion;

"**Board of Directors**" means the Board of Directors of the Corporation;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Notice**" has the meaning given to that term in Section 4.3 of these share provisions;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Corporation**" means Esprit Acquisition Corp., a corporation incorporated under the Act;

"**Cumulative Dividend Amount Exchange Ratio**", at any time, shall equal the Exchange Ratio at such time less one;

"**Current Market Price**" means, in respect of an Esprit Class B Trust Unit on any date, the weighted average trading price of an Esprit Class B Trust Unit on the TSX for the 5 trading days preceding that date, or, if the Esprit Class B Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Esprit Class B Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Esprit Class B Units for that period does not result in a weighted average trading price which reflects the fair market value of an Esprit Class B Trust Unit, then the Current Market Price of an Esprit Class B Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

"**De Minimus Redemption**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**De Minimus Redemption Date**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**Distribution**" means a distribution paid by Esprit Trust in respect of the Esprit Trust Units, expressed as an amount per Esprit Trust Unit;

"**Distribution Payment Date**" means a date on which a Distribution is paid to Esprit Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

"**Distribution Record Date**" means the day on which Esprit Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each calendar month;

"**Dividend Record Date**" has the meaning given to that term in Section 3.3 of these share provisions;

"**Effective Date**" means October 1, 2004 or such other date as may be designated by the Board of Directors;

"**Esprit Trust**" means Esprit Energy Trust, a trust established under the laws of Alberta;

"**Esprit Class A Trust Units**" means the class A trust units of Esprit Trust;

"**Esprit Class B Trust Units**" means the class B trust units of Esprit Trust;

"**Esprit Trust Units**" means, collectively, the Esprit Class A Trust Units and the Esprit Class B Trust Units, each as constituted on the Effective Date;

"**Esprit Unitholders**" means the registered holders of Esprit Trust Units from time to time;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Esprit Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and (b) decreasing the Exchange Ratio on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that Dividend Record Date, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"**Exchangeable Shares**" mean the non-voting exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"**ExchangeCo**" means Esprit ExchangeCo Ltd., a corporation incorporated under the Act;

"**Governmental Entity**" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holder**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"**LCR Exercising Party**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Liquidation Amount**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Call Right**" has the meaning ascribed thereto in Section 6.5 of these share provisions;

"**Liquidation Date**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Offer**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Non-Resident**" means (i) a Person who is not resident of Canada for the purposes of the *Income Tax Act* (Canada) or (ii) a partnership that is not a Canadian partnership for the purpose of the *Income Tax Act* (Canada);

"**Optional Redemption**" has the meaning given to that term in Section 5.1(b) of these share provisions;

"**Optional Redemption Date**" means any date that is after the second anniversary of the Effective Date;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Promissory Notes**" means the promissory notes of the Corporation in favour of Esprit Trust as outstanding from time to time;

"**Purchase Price**" has the meaning given to that term in Section 4.3 of these share provisions;

"**RCR Exercising Party**", for the purpose of Article 4 of these share provisions, has the meaning given to the term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Call Right**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Date**" means any of the Automatic Redemption Date, the Optional Redemption Date, the De Minimus Redemption Date or the Annual Redemption Date, as the context requires;

"**Redemption Offer**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Price**" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Esprit Trust Unit on the last Business Day prior to such Redemption Date;

"**Regulation S**" means Regulation S under the U.S. Securities Act;

"**Retracted Shares**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Call Right**" has the meaning given to that term in Section 4.1(c) of these share provisions;

"**Retraction Date**" means the date that is seven Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares; provided that if such Retraction Date would occur on any day between a particular Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date, then the Retraction Date shall instead be the same date as such Distribution Payment Date; and further provided that the Corporation may in its sole discretion abridge such period to a shorter time if so requested by a holder of Exchangeable Shares;

"**Retraction Offer**" has the meaning given to that term in Section 4.1(c) of these share provisions;

"**Retraction Price**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Retraction Request**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Securities Act**" means the *Securities Act* (Alberta), as amended;

"**Support Agreement**" means the agreement made among Esprit Trust, the Corporation, ExchangeCo and the Trustee and dated as of the Effective Date;

"**TSX**" means the Toronto Stock Exchange;

"**Transfer Agent**" means Computershare Trust Company of Canada or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"**Trustee**" means the trustee chosen by Esprit Trust to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"**Voting and Exchange Trust Agreement**" means the agreement made among Esprit Trust, the Corporation, ExchangeCo and the Trustee and dated as of the Effective Date.

ARTICLE II
AUTHORIZED NUMBER OF EXCHANGEABLE SHARES AND RANKING OF EXCHANGEABLE SHARES

2.1 The Corporation is authorized to issue an unlimited number of Exchangeable Shares without nominal or par value.

2.2 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to Esprit Trust from time to time, including without limitation, the indebtedness evidenced by the Promissory Notes.

ARTICLE III
DIVIDENDS

3.1 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends, (which may include Esprit Class B Trust Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1. The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date multiplied by the Current Market Price on the last Business Day prior to such date. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Subject to Article XIV, certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date (a "Dividend Record Date") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE IV
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1 Subject to applicable law, and provided neither Esprit Trust nor ExchangeCo has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "Retraction Price") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of an Esprit Class B Trust Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price, subject to Article XIV, shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Esprit Class B Trust Units equal to the Exchange Ratio as at the last Business Day prior to Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such redemption, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a) declaring that the holder is not a Non-Resident;

(b) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation; and

(c) appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to Esprit Trust and ExchangeCo (the "Retraction Offer") on the terms and conditions set out in Section 4.3 below (Esprit Trust's and ExchangeCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "Retraction Call Right").

4.2 Subject to the exercise by Esprit Trust or ExchangeCo of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Esprit Trust or ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3 ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Esprit Trust has not exercised its Retraction Call Right. Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to Esprit Trust and ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Esprit Trust and ExchangeCo in respect of the holder's Retracted Shares by providing to Esprit Trust and ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the

Retraction Call Right and accept the Retraction Offer, Esprit Trust or ExchangeCo must notify the Corporation of its determination to do so (the "Call Notice") on or before 4:30 p.m. (Calgary time) on the date of notification to Esprit Trust and ExchangeCo by the Corporation of the receipt by the Corporation of the Retraction Request. If Esprit Trust or ExchangeCo does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither Esprit Trust nor ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Esprit Trust or ExchangeCo delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Esprit Trust or ExchangeCo, as applicable (in this Article 4, the "RCR Exercising Party"), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the "Purchase Price") equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Esprit Class B Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Esprit Trust nor ExchangeCo delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4 Subject to Article XIV, the Corporation, Esprit Trust or ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder's Retraction Request, certificates representing the Esprit Class B Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, Esprit Trust or ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Esprit Trust or ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Esprit Class B Trust Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted

Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Esprit Trust nor ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require Esprit Trust or ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Esprit Trust or ExchangeCo to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void

ARTICLE V
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1 Subject to applicable law, and provided neither Esprit Trust nor ExchangeCo has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Automatic Redemption");

(b) may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Optional Redemption");

(c) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 423,000 (such redemption date being the "De Minimus Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "De Minimus Redemption"); and

(d) may, on any Annual Redemption Date, redeem up to that number of Exchangeable Shares equal to 25% of the Exchangeable Shares outstanding on the Effective Date (such redemption being an "Annual Redemption");

such payment of the Redemption Price per Exchangeable Share to be satisfied in full by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of Esprit Class B Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions. In case only part of the then outstanding Exchangeable Shares are at any time to be redeemed pursuant to an Annual Redemption, the Exchangeable Shares to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all

shareholders of Exchangeable Shares, other than the Esprit Trust and ExchangeCo, or in such other manner as the Board of Directors deems reasonable.

5.2 In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 45 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Esprit Trust or ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right and/or Annual Redemption. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Esprit Trust and ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3 On or after the applicable Redemption Date and subject to the exercise by Esprit Trust or ExchangeCo of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation, a declaration of the holder that such holder is not a Non-Resident (a "Declaration") and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Subject to Article XIV, payment of the total Redemption Price for such Exchangeable Shares, shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Esprit Class B Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.4 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Esprit Class B Trust Units or to have had cash delivered to them or the custodian on their behalf; as applicable.

5.5 Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Esprit Trust and ExchangeCo (the

"Redemption Offer") the overriding right (Esprit Trust's and ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "Redemption Call Right"), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Esprit Trust or ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, or to purchase from all but not less than all of the holders of Exchangeable Shares (other than Esprit Trust or ExchangeCo) on the applicable Redemption Date the designated percentage of the Exchangeable Shares held by each such holder, in the case of an Annual Redemption, on payment by whichever of Esprit Trust or ExchangeCo is exercising such right (in this Article 5, the "RCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of Esprit Class B Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Esprit Trust and ExchangeCo by sending or causing to be sent to Esprit Trust and ExchangeCo a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Esprit Trust has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Esprit Trust or ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Esprit Class B Trust Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than Esprit Trust and ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and a duly completed Declaration, and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Esprit Class B Trust Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation, a Declaration and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Esprit Class B Trust Units to which the holder is entitled or a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Esprit Trust nor

ARTICLE 3
COVENANTS

3.1 Covenants of Esprit and Esprit Exploration

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Resolute (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Esprit shall consult with Resolute in respect of the ongoing business and affairs of Esprit and its subsidiaries and keep Resolute apprised of all material developments relating thereto;

(b) Esprit shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents (including the Trust Indenture) in a manner materially adverse to the consideration to be received by Resolute Securityholders; (ii) declare, set aside or pay any distribution or payment (whether in cash, shares or property) in respect of its outstanding Esprit Class A Trust Units or Esprit Class B Trust Units except in an amount not greater than in accordance with Esprit current distribution policy; (iii) split, combine or reclassify any of its Esprit Class A Trust Units or Esprit Class B Trust Units unless the Arrangement is amended upon the same terms and conditions; (iv) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Esprit; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Esprit and Esprit Exploration shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(d) Esprit and Esprit Exploration shall promptly notify Resolute in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Esprit or Esprit Exploration threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Esprit or of any change in any representation or warranty provided by Esprit or Esprit Exploration in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Esprit and Esprit Exploration shall in good faith discuss with Resolute any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Esprit or Esprit Exploration threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Resolute pursuant to this provision;

(e) Esprit and Esprit Exploration shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Esprit or Esprit Exploration;

(f) Esprit and Esprit Exploration will ensure that the Esprit Information provides Resolute Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them and shall include, without limitation, any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws;

(g) Esprit and Esprit Exploration will assist Resolute in the preparation of the Resolute Information Circular and provide to Resolute, in a timely and expeditious manner, all information as may be reasonably requested by Resolute with respect to Esprit and Esprit Exploration for inclusion in the Resolute Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof, the Arrangement and the transactions to be considered at the Resolute Meeting;

(h) Esprit and Esprit Exploration shall indemnify and save harmless Resolute and the directors, officers and agents of Resolute from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Resolute, or any director, officer or agent thereof, may be subject or which Resolute, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Esprit Information or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Esprit Information or in any material filed by or on behalf of Esprit or Esprit Exploration in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the Esprit Class A Trust Units or Esprit Class B Trust Units; and

(iii) Esprit or Esprit Exploration not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Esprit and Esprit Exploration shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Resolute Information included in the Esprit Information or the negligence of Resolute;

(i) except for non-substantive communications, Esprit and Esprit Exploration will furnish promptly to Resolute or Resolute's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Esprit or Esprit Exploration in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws; and (iii) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(j) Esprit and Esprit Exploration will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of Esprit in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(k) prior to the Effective Date, Esprit and Esprit Exploration will cooperate with Resolute in making application to list the ExploreCo Common Shares (including the ExploreCo Common Shares issuable pursuant to the ExploreCo Private Placement, the ExploreCo Warrants and ExploreCo Incentive Plans) on the TSX or TSX Venture Exchange;

(l) Esprit and Esprit Exploration shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement;

ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

ARTICLE VI
DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of an Esprit Class B Trust Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder, subject to Article XIV, that number of Esprit Class B Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Esprit Trust or ExchangeCo of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation, a Declaration and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Esprit Class B Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Esprit Units delivered to them or the custodian on their behalf.

6.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5 Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Esprit Trust and ExchangeCo (the "Liquidation Offer") the overriding right (Esprit Trust's and ExchangeCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "Liquidation Call Right"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Esprit Trust or ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Esprit Trust or ExchangeCo is exercising such right (in this Article 6, the "LCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder, subject to Article XIV, that number of Esprit Class B Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Esprit Trust has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Esprit Trust and ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Esprit Trust or ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Esprit Class B Trust Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Esprit Trust and ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and a Declaration, and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Esprit Class B Trust Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation, a Declaration and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in

exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Esprit Class B Trust Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Esprit Trust nor ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE VII
CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein.

ARTICLE VIII
PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash.

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or, if applicable, through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3 Subject to applicable law, the Corporation by notice from time to time to Esprit Trust or ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Esprit Trust or

ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of Esprit Class B Trust Units (the "Delivered Esprit Units") to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to Esprit Trust or ExchangeCo, as applicable of a promissory note in the principal amount equal to the fair market value of the Delivered Esprit Units (where the fair market value of the Delivered Esprit Units is determined by multiplying the number of Delivered Esprit Units by the weighted average trading price of an Esprit Class B Trust Unit on the TSX for the ten trading days preceding the date of purchase by Esprit Trust or ExchangeCo, as applicable of such Delivered Esprit Units). All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by the Corporation.

ARTICLE IX
VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE X
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Esprit Trust, ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Esprit Trust, ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE XI
RECIPROCAL CHANGES, ETC. IN RESPECT OF ESPRIT TRUST UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of Esprit Class B Trust Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if Esprit Trust:

(a) issues or distributes Esprit Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Esprit Trust Units) to the holders of all or substantially all of the then

outstanding Esprit Trust Units by way of stock distribution or other distribution, other than an issue of Esprit Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Esprit Trust Units) to holders of Esprit Trust Units who exercise an option to receive distributions in Esprit Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Esprit Units) in lieu of receiving cash distributions;

(b) issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Esprit Trust Units entitling them to subscribe for or to purchase Esprit Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Esprit Trust Units); or

(c) issues or distributes to the holders of all or substantially all of the then outstanding Esprit Trust Units:

(i) securities of Esprit Trust of any class other than Esprit Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Esprit Trust Units);

(ii) rights, options or warrants other than those referred to in Section 11.1(b) above;

(iii) evidences of indebtedness of Esprit Trust; or

(iv) assets of Esprit Trust other than Distributions which result in an adjustment to the Exchange Ratio,

(d) subdivides, redivides or changes the then outstanding Esprit Units into a greater number of Esprit Trust Units;

(e) reduces, combines, consolidates or changes the then outstanding Esprit Trust Units into a lesser number of Esprit Units; or

(f) reclassifies or otherwise changes the Esprit Trust Units or effects an amalgamation, merger, reorganization or other transaction affecting the Esprit Trust Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE XII
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1 The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, Esprit Trust and ExchangeCo with all provisions of the Support Agreement applicable to the Corporation, Esprit Trust and ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE XIII
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Esprit Trust and ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Esprit Trust and ExchangeCo as therein provided.

13.3 The Corporation, Esprit Trust, ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Esprit Trust, ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation, Esprit Trust, ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Esprit Trust, ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Esprit Trust, ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE XIV
NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions the obligation of the Corporation, Esprit Trust or ExchangeCo to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, Esprit Trust or ExchangeCo elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is a Non-Resident, shall be satisfied by delivering the Esprit Class B Trust Units which would have been received by the affected holder to the Transfer Agent who shall sell such Esprit Class B Trust Units on the stock exchange on which the Esprit Class B

Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE XV
SPECIFIED AMOUNT

15.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) shall be an amount equal to the fair market value of one Esprit Class B Trust Unit on the Effective Date.

ARTICLE XVI
NO FRACTIONAL ENTITLEMENTS

16.1 Notwithstanding anything contained in this Agreement including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, Esprit Trust, ExchangeCo nor the Trustee shall deliver fractions of Esprit Class B Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of an Esprit Class B Trust Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of Esprit Class B Trust Units.

ARTICLE XVII
NOTICES

17.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

SCHEDULE A

RETRACTION REQUEST

To Esprit Acquisition Corp., Esprit Energy Trust and Esprit ExchangeCo Ltd.

This notice is given pursuant to Article 4 of the provisions (the "Share Provisions") attaching to the Exchangeable Shares of Esprit Acquisition Corp. represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Esprit Acquisition Corp. that, subject to the Retraction Call Right referred to below, the undersigned desires to have Esprit Acquisition Corp. redeem in accordance with Article 4 of the Share Provisions:

_______________ **ALL SHARE(S) REPRESENTED BY THIS CERTIFICATE; OR**

_______________ **SHARE(S) OF THE SHARES REPRESENTED BY THIS CERTIFICATE.**

NOTE: The Retraction Date shall be the date that is three Business Days after the date upon which this notice is received by Esprit Acquisition Corp.

The undersigned acknowledges the overriding Retraction Call Right of Esprit Trust and Esprit ExchangeCo Ltd. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Esprit Trust and Esprit ExchangeCo Ltd. in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to Esprit Trust and Esprit ExchangeCo Ltd., may be revoked and withdrawn by the undersigned only by notice in writing given to Esprit Acquisition Corp. at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Esprit Acquisition Corp. is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Esprit Trust or Esprit ExchangeCo Ltd. to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Esprit Acquisition Corp., Esprit Energy Trust and Esprit ExchangeCo Ltd. that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Esprit Acquisition Corp., Esprit Energy Trust or Esprit ExchangeCo Ltd., as the case may be, free and clear of all liens, claims and encumbrances.

The undersigned hereby represents and warrants to Esprit Acquisition Corp., Esprit Trust and Esprit ExchangeCo Ltd. that the undersigned:

☐ is

(select one)

☐ is not

a Non-Resident of Canada for purposes of the *Income Tax Act* (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is not a Non-Resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares, and any Esprit Class B Trust Units otherwise receivable by the undersigned will be sold by the Transfer Agent of

Esprit Acquisition Corp. on the stock exchange on which the Esprit Class B Trust Units are then listed and, upon such sale, the rights of the undersigned shall be limited to receiving the net proceeds of sale (net of applicable taxes).

ONLY PERSONS WHO ARE RESIDENTS OF CANADA MAY BENEFICIALLY HOLD ESPRIT CLASS B TRUST UNITS. NO PERSON WHO IS A NON-RESIDENT OF CANADA FOR PURPOSES OF THE *INCOME TAX ACT* (CANADA) MAY BENEFICIALLY OWN OR CONTROL, DIRECTLY OR INDIRECTLY, OTHERWISE THAN BY WAY OF SECURITY ONLY, ANY ESPRIT CLASS B TRUST UNITS. IN ACCORDANCE WITH THE TRUST INDENTURE MADE AS OF THE 16TH DAY OF AUGUST, 2004 GOVERNING ESPRIT ENERGY TRUST, ANY PERSON WHO IS A NON-RESIDENT OF CANADA AND HOLDS ESPRIT CLASS B TRUST UNITS MAY HAVE ALL OWNERSHIP RIGHTS RELATING TO SUCH ESPRIT CLASS B TRUST UNITS SUSPENDED, WHICH MAY RESULT IN THE PERMANENT LOSS OF DISTRIBUTIONS PAID ON SUCH ESPRIT CLASS B TRUST UNITS, AND FURTHER, MAY HAVE SUCH TRUST UNITS SOLD OR REPURCHASED BY THE ESPRIT ENERGY TRUST.

______________________	______________________	______________________
(Date)	(Signature of Shareholder)	Guarantee of Signature)

☐ Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Esprit ExchangeCo Ltd. and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date: ______________________

Name of Person in Whose Name Securities
Are to be Registered or Delivered (please print): ______________________

Street Address or P.O. Box: ______________________

Social Insurance Number: ______________________

Signature of Shareholder: ______________________

City, Province and Postal Code: ______________________

Signature Guaranteed by: ______________________

NOTE: If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of Esprit Acquisition Corp. represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of Esprit Acquisition Corp., unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

SCHEDULE B

OTHER PROVISIONS

The directors may, between annual meetings of shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last meeting of the shareholders of the Corporation.

ACTION NO. 0401-12691

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT,* R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ESPRIT EXPLORATION LTD., ESPRIT ENERGY TRUST, PROSPEX RESOURCES LTD., ESPRIT ACQUISITION CORP., ESPRIT EXCHANGECO LTD. AND THE SECURITYHOLDERS OF ESPRIT EXPLORATION LTD.

BEFORE THE HONOURABLE JUSTICE S.J. LOVECCHIO	))))	AT THE COURT HOUSE, IN THE CITY OF CALGARY, IN THE PROVINCE OF ALBERTA ON MONDAY, THE 27TH DAY OF SEPTEMBER, 2004.

ORDER

UPON the application of Esprit Exploration Ltd. ("Esprit") for approval of a proposed arrangement (the "Arrangement") pursuant to Section 192 of the *Canada Business Corporations Act,* R.S.C. 1985, c. C-44, as amended (the "CBCA");

AND UPON reading the Petition of Esprit, and the Affidavits of Stephen B. Soules, Senior Vice President and Chief Financial Officer of Esprit sworn August 16, 2004, September 20, 2004 and September 27, 2004, and the documents referred to therein, filed;

AND UPON it appearing that notice of this application has been given to the Director appointed under the CBCA as required by subsection 192(5) of the CBCA and that the Director does not intend to appear or make submissions with respect to this application;

AND UPON hearing counsel for Esprit;

AND UPON it appearing that a special meeting of the holders of common shares of Esprit ("Shareholders") and the holders of options to acquire common shares of Esprit ("Optionholders") was called and conducted in accordance with the Order of this Honourable Court dated August 16, 2004 and the Order of this Honourable Court dated September 20, 2004, that the required quorum was present at such meeting, and that the Shareholders and

Optionholders approved the Arrangement in the manner and by the requisite majority provided for in the said Orders;

AND UPON it appearing that it is impracticable to effect the transactions contemplated by the Arrangement under any other provision of the CBCA, and that the approval of the Arrangement by this Court will constitute the basis for a claim to an exemption from the registration requirements under the United States *Securities Act of 1933*, as amended, pursuant to section 3(a)(10) thereof with respect to securities issued by Esprit Energy Trust and ProspEx Resources Ltd. under the Arrangement;

AND UPON being satisfied that the terms and conditions of the Arrangement are fair and reasonable to the Shareholders and Optionholders and that the Arrangement ought to be approved;

IT IS HEREBY ORDERED AND DIRECTED THAT:

1. The Arrangement proposed by Esprit is hereby approved by this Court pursuant to the provisions of Section 192 of the CBCA and will, upon the filing of articles of arrangement in accordance with the provisions of Section 192 of the CBCA, become effective in accordance with its terms and be binding on the Shareholders, Optionholders, Esprit, Esprit Energy Trust, ProspEx Resources Ltd., Esprit Acquisition Corp. and Esprit Exchangeco Ltd.

2. Articles of arrangement in respect of the Arrangement be filed pursuant to the provisions of Section 192 of the CBCA on such date as Esprit determines, provided that such date is not later than October 31, 2004.

3. Service of this Order shall be made on all such persons who appeared on this application, either by counsel or in person, and upon the Director.

"S. J. Lovecchio"
J.C.Q.B.A.

ENTERED this 27th day of September, 2004.

V.A. BRANDT COURT SEAL

Clerk of the Court of Queen's Bench
of Alberta

ACTION NO: 0401-12691

IN THE COURT OF QUEEN'S BENCH

OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended;

AND IN THE MATTER OF a proposed arrangement involving Esprit Exploration Ltd., Esprit Energy Trust, ProspEx Resources Ltd., Esprit Acquisition Corp., Esprit Exchangeco Ltd. and the securityholders of Esprit.

ORDER

BENNETT JONES LLP
Barristers and Solicitors
Suite 4500, 855 – 2nd Street, S.W.
Calgary, Alberta T2P 4K7

Ken Lenz
Ph: (403) 298-3317

Our File No. 45953-58

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Esprit Energy Trust ("Esprit" or the "Trust")
Suite 900, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

2. **Date of Material Change:**

March 14, 2005

3. **News Release:**

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of Canada Newswire on March 14, 2005 and would have been received by the securities commissions where Esprit is a "reporting issuer" and the stock exchanges on which the securities of Esprit are listed and posted for trading in the normal course of their dissemination.

4. **Summary of Material Change:**

Esprit, Esprit Exploration Ltd. ("Esprit Exploration") and Resolute Energy Inc. ("Resolute") entered into an arrangement agreement dated March 14, 2005 (the "Arrangement Agreement"), a copy of which is attached hereto as Schedule "A", which was unanimously approved by the board of directors of Resolute and board of trustees of the Trust. Pursuant to the Arrangement Agreement and the plan of arrangement (the "Arrangement") set out therein, the Trust will indirectly acquire the majority of Resolute's assets and certain of Resolute's assets will be transferred to a separate coalbed methane ("CBM") development company, to be named at a later date ("ExCo"). As a result of the Arrangement, shareholders of Resolute will receive 0.338 units of the Trust, 0.2857 shares of ExCo and 0.0269 ExCo transaction warrants, exerciseable for 30 days at ExCo's current estimated asset value, for each Resolute share held.

5. **Full Description of Material Change:**

The Arrangement and the Arrangement Agreement

The Trust and Resolute have entered into the Arrangement Agreement, a copy of which is attached hereto as Schedule "A". Pursuant to the Arrangement, the Trust will indirectly acquire the majority of Resolute's assets and certain of Resolute's assets will be transferred to ExCo. As a result of the Arrangement, shareholders of Resolute will receive 0.338 units of the Trust, 0.2857 shares of ExCo and 0.0269 ExCo transaction warrants, exerciseable for 30 days at ExCo's current estimated asset value, for each Resolute share held. The number of Class A Trust Units, which do not have Canadian residency restrictions, issued under the Arrangement is limited to 80% of the number of Class B Trust Units, which are subject to Canadian residency restrictions, issued under the Arrangement.

(m) Esprit will not take any action which would cause it to exceed the Ownership Threshold (as defined in the Trust Indenture) with respect to the Esprit Class A Trust Units;

(n) Esprit will take all necessary steps to maintain its status as a "mutual fund trust" for the purposes of Section 132 of the Tax Act; and

(o) Esprit will extend the distribution record date for the April distribution until May 2 at the written request of Resolute, provided that such request has been provided prior to Esprit's April 15 press release announcing the distribution.

3.2 Covenants of Resolute

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Esprit and Esprit Exploration (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Resolute's business and the business of each of its subsidiaries shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), Resolute shall consult with Esprit and Esprit Exploration in respect of the ongoing business and affairs of Resolute and its subsidiaries and keep Esprit and Esprit Exploration apprised of all material developments relating thereto and Resolute shall carry out its 2005 capital spending program as set forth in its 2005 capital budget, a copy of which has been provided to Esprit and Esprit Exploration, in a diligence and timely manner consistent with past practises;

(b) Resolute shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue (other than on exercise of currently outstanding Resolute Options and Resolute Warrants), grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Resolute, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Resolute; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, except as permitted pursuant to the terms thereof or as permitted in accordance with the terms hereunder; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Resolute; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Resolute will not, and will not permit any of its subsidiaries to, directly or indirectly do any of the following other than pursuant to transactions contemplated herein or pursuant to commitments entered into prior to the date of this Agreement and disclosed to Esprit and Esprit Exploration in writing or otherwise without the prior consent of Esprit and Esprit Exploration, such consent not to be unreasonably withheld: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for a consideration in excess of $50,000 individually or $200,000 in the aggregate; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $50,000 individually or $200,000 per month (on a cumulative basis) in the aggregate (excluding expenditures specified in Resolute's current 2005 budget as disclosed to Esprit and Esprit Exploration which for greater certainty, shall not be subject to the foregoing covenant set forth in this Section 3.2(c), through the assumption of debt

or otherwise); (iii) reorganize, amalgamate, merge or otherwise continue Resolute or any of its subsidiaries with any other person, corporation, partnership or other business organization whatsoever; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $50,000 individually or $200,000 in the aggregate; (v) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business or otherwise in excess of $50,000 individually or $200,000 in the aggregate; (vi) pay, discharge or satisfy any material claims, liabilities or obligations other than disclosed in writing to Esprit and Esprit Exploration prior to the entering into of this Agreement or reflected or reserved against in the Resolute Financial Statements or otherwise in the ordinary course of business; (vii) enter into any hedges, swaps or other financial instruments or like transactions; (viii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (ix) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; (x) terminate the employment of any employee; or (xi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing provided that notwithstanding the foregoing, Resolute shall not require Esprit's consent on such activities as they relate to the ExploreCo Assets provided that such amount, contingent or otherwise, is adjusted for under the ExploreCo Conveyance Agreement;

(d) neither Resolute nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions or payment accruals of any such plans, programs, arrangements or agreements (not to exceed $825,000 in the aggregate), other than pursuant to the written change of control agreements previously disclosed to Esprit;

(e) Resolute shall not, nor permit any of its subsidiaries to, grant any officer, director, employee or consultant an increase in compensation in any form (other than scheduled salary adjustments not to exceed 6% of total payroll in the aggregate) or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of Resolute Options, Resolute Warrants, Resolute SARs and Resolute DSUs) or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to existing provisions or payment accruals of any such plans, programs, arrangements or agreements (not to exceed $825,000 in the aggregate referred to above), other than pursuant to the written change of control agreements previously disclosed to Esprit;

(f) Resolute shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing

coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) except to permit the early vesting of all Resolute Options, Resolute Warrants, Resolute SARs and Resolute DSUs, no amendments shall be made to outstanding Resolute Options, Resolute Warrants, Resolute SARs and Resolute DSUs without the prior written consent of Esprit and Esprit Exploration;

(h) Resolute shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(i) Resolute shall promptly notify Esprit and Esprit Exploration in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Resolute threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Resolute or of any change in any representation or warranty provided by Resolute in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Resolute shall in good faith discuss with Esprit and Esprit Exploration any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Resolute threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Esprit and Esprit Exploration pursuant to this provision provided that Resolute shall not be required to notify or discuss with Esprit anything in relation to the ExploreCo Assets;

(j) Resolute shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k) Resolute shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to Esprit and Esprit Exploration on or prior to the Effective Date;

(l) Resolute shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Resolute;

(m) Resolute shall provide notice to Esprit and Esprit Exploration of the Resolute Meeting and allow Esprit's and Esprit Exploration's representatives to attend such meeting;

(n) Resolute will ensure that the Resolute Information Circular provides Resolute Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Esprit Information in the Resolute Information Circular in the form approved by Esprit and Esprit Exploration and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; and (ii) the unanimous determination of the members of the board of directors of Resolute who attended the meeting that the Arrangement is fair to Resolute Securityholders, is in the best interests of Resolute and Resolute Securityholders, and include the unanimous recommendation of the members of the board of directors of Resolute

who attended the meeting that the Resolute Securityholders vote in favour of the Arrangement Resolution; provided that, notwithstanding the covenants of Resolute in this subsection, prior to the completion of the Arrangement, the board of directors of Resolute may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the board of directors of Resolute and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 6.1,

(o) Resolute shall indemnify and save harmless Esprit and Esprit Exploration and the directors, officers and agents of Esprit Exploration from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Esprit or Esprit Exploration, or any director, officer or agent thereof, may be subject or which Esprit or Esprit Exploration, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Resolute Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Resolute Information Circular or in any material filed by or on behalf of Resolute in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the Resolute Shares; and

(iii) Resolute not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Resolute shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Esprit Information included in the Resolute Information Circular or the negligence of Esprit or Esprit Exploration;

(p) except for proxies and other non-substantive communications with securityholders, Resolute will furnish promptly to Esprit, Esprit Exploration or Esprit's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Resolute from securityholders or regulatory agencies in connection with: (i) the Arrangement; (ii) the Resolute Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(q) Resolute shall solicit proxies to be voted at the Resolute Meeting in favour of matters to be considered at the Resolute Meeting, including the Arrangement Resolution;

(r) Resolute shall conduct the Resolute Meeting in accordance with the by-laws of Resolute and any instrument governing the Resolute Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by law;

(s) Resolute will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of Resolute in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(t) in the event that dissent rights are given to Resolute Securityholders under the terms of the Interim Order, Resolute shall promptly advise Esprit and Esprit Exploration of the number of Resolute Securities for which Resolute receives notices of dissent or written objections to the Arrangement and provide Esprit with copies of such notices and written objections;

(u) prior to the Effective Date, Resolute will cooperate with Esprit and Esprit Exploration in making application to list the Class A Trust Units and Class B Trust Units to be issued pursuant to the Arrangement on the TSX; and

(v) Resolute shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.3 Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Esprit, Esprit Exploration and Resolute will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement, and each of Esprit, Esprit Exploration and Resolute will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between representatives of Esprit, Esprit Exploration and Resolute, subject in all cases to the Confidentiality Agreement.

3.4 Resolute's Covenants Regarding Non-Solicitation

(a) Resolute shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties which have entered into a confidentiality agreement with such party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Resolute shall not, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish to any other person any information with respect to their respective businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "**standstill provisions**" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Resolute and its officers, directors and advisers may:

(v) enter into or participate in discussions or negotiations regarding ExploreCo or the ExploreCo Assets; and

(vi) enter into or participate in any negotiations or initiate any discussion with a third party which (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Resolute or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions **or** negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Esprit and Esprit Exploration as set out below), may furnish to such third party information concerning Resolute and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the board of directors of Resolute determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of Resolute than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Resolute, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such negotiations or initiate any discussions with such third party, Resolute

provides prompt notice to Esprit and Esprit Exploration to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Esprit or Esprit Exploration, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Resolute shall notify Esprit and Esprit Exploration orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a summary of the details of such proposal (and any amendments or supplements thereto), the identity of the person making it (unless the Superior Proposal is an all cash offer), if not previously provided to Esprit or Esprit Exploration, copies of all information provided to such party and all other information reasonably requested by Esprit or Esprit Exploration), within 24 hours of the receipt thereof, shall keep Esprit and Esprit Exploration informed of the status and details of any such inquiry, offer or proposal and answer Esprit and Esprit Exploration's questions with respect thereto; or

(vii) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(viii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, its board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement and after receiving the advice of financial advisors and outside counsel as reflected in minutes of the board of directors of Resolute, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and Resolute complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 8.1(d) and concurrently therewith pays the amount required by Section 6.1.

(c) If Resolute receives a Superior Proposal it shall give Esprit and Esprit Exploration, orally and in writing, at least two Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal.

(d) Each Party agrees that all information that may be provided to Esprit or Esprit Exploration by Resolute with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "**Evaluation Material**" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Esprit and Esprit Exploration shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives, and Resolute shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

Resolute Lock-Up Securityholders in favour of the Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the Resolute Meeting.

(rr) "**Resolute Lock-up Securityholders**" means those Resolute Securityholders that have entered into Resolute Lock-Up Agreements with Resolute;

(ss) "**Resolute Meeting**" means the special meeting of Resolute Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournments thereof;

(tt) "**Resolute Optionholders**" means the holders from time to time of Resolute Options;

(uu) "**Resolute Options**" means the outstanding stock options, whether or not vested, to acquire Resolute Shares;

(vv) "**Resolute Securities**" means, collectively, the Resolute Shares, the Resolute Options and the Resolute Warrants;

(ww) "**Resolute Securityholders**" means, collectively, the Resolute Shareholders, the Resolute Optionholders and Resolute Warrantholders;

(xx) "**Resolute Share Appreciation Rights Plan**" means the Share Appreciation Rights Plan of Resolute and "**Resolute SARs**" means the rights outstanding under such plan;

(yy) "**Resolute Shareholders**" means the holders from time to time of Resolute Shares;

(zz) "**Resolute Shares**" means the common shares in the capital of Resolute;

(aaa) "**Resolute Warrant**" means the outstanding common share purchase warrants, whether or not vested, to acquire Resolute Shares;

(bbb) "**Resolute Warrantholders**" means the holders from time to time of Resolute Warrants;

(ccc) "**Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(ddd) "**Subsidiary**" has the meaning ascribed thereto in the ABCA (and shall include all trusts or partnerships directly or indirectly owned by Esprit or Resolute, as the case may be);

(eee) "**Superior Proposal**" has the meaning set forth in Section 3.4(b)(vi)(A);

(fff) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, all as amended from time to time;

(ggg) "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer

taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Esprit or Resolute (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(hhh) "**Trust Indenture**" means the trust indenture of Esprit; and

(iii) "**TSX**" means the Toronto Stock Exchange.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement, the Confidentiality Agreement and the Resolute Lock-Up Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. To the extent there is any inconsistency between this Agreement and the Confidentiality Agreement, this Agreement shall supercede the Confidentiality Agreement.

1.6 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature are required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles.

1.8 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of Esprit and Esprit Exploration, include disclosure to Esprit, Esprit Exploration or their representatives, or in the case of Resolute, include disclosure to Resolute or its representatives.

1.9 Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

A – Plan of Arrangement
B – ExploreCo Assets and Terms of ExploreCo Conveyance Agreement
C – Terms of ExploreCo Private Placement ExploreCo Incentive Plans
D – ExploreCo Employees
E – Form of Resolute Lock-up Agreement

ARTICLE 2
THE ARRANGEMENT

2.1 Plan of Arrangement

Resolute will forthwith file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Resolute Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution. Provided all necessary approvals for the Arrangement Resolution are obtained from the Resolute Securityholders, Resolute shall submit the Arrangement to the Court and apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, Resolute shall forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any act or formality. The Parties hereby covenant and agree to act reasonably to finalize the terms of the Plan of Arrangement consistent with the provisions of this Agreement.

2.2 Interim Order

The Interim Order shall provide that:

(a) the securities of Resolute for which holders shall be entitled to vote on the Arrangement Resolution shall be the Resolute Shares, the Resolute Options and Resolute Warrants;

(b) the Resolute Shareholders, the Resolute Optionholders and the Resolute Warrantholder shall be entitled to vote on the Arrangement Resolution together as a single class, and not as separate classes, with each Resolute Shareholder being entitled to one vote for each Resolute Share held by such holder, each Resolute Optionholder being entitled to one vote for each Resolute Share issuable pursuant to the Resolute Options held by such holder and each Resolute Warrantholder being entitled to one vote for each Resolute Share issuable pursuant to the Resolute Warrants held by such holder; and

(c) the requisite majority for the approval of the Arrangement Resolution shall be: (i) two-thirds of the votes cast by the Resolute Securityholders present in person or by proxy at the Resolute

Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the Resolute Shareholders, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or the equivalent rules in Quebec.

2.3 Information Circulars and Meetings

As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate and securities laws

(a) Esprit and Esprit Exploration shall prepare the Esprit Information for inclusion in the Resolute Information Circular; and

(b) Resolute shall:

(i) prepare the Resolute Information Circular and cause such circular to be mailed to the Resolute Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(ii) convene the Resolute Meeting.

2.4 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

2.5 ExploreCo

(a) Prior to the Effective Date, Resolute shall cause a new corporation to be incorporated under the ABCA or designate a company prior to the mailing of the Resolute Information Circular to acquire the ExploreCo Assets ("**ExploreCo**"). ExploreCo shall have such provisions included in its articles of incorporation as may be agreed by Esprit and Resolute, acting reasonably. Prior to the Effective Time, Resolute shall not cause or permit ExploreCo to: (i) if ExploreCo is a new corporation, issue any securities or enter into any agreements, to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares to Resolute on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement (including the ExploreCo Private Placement and the ExploreCo Incentive Plans) unless previously consented to in writing by Esprit;

(b) If ExploreCo is an existing company, it shall:

(i) not have any material liabilities;

(ii) not require any corporate, or regulatory approval to consummate its obligations under the Plan of Arrangement or have a commitment to satisfy such obligations prior to the Effective Time;

(iii) have outstanding securities which will represent no more than 20% of the equity securities of the ExploreCo including ExploreCo Common Shares issuable upon the exercise of the ExploreCo Arrangement Warrants after the Effective Date (on a fully diluted basis); and

(iv) have agreed, from the date it agrees to become a part of the Arrangement, not to:

(A) issue any additional securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(B) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement (including the ExploreCo Private Placement or the ExploreCo Incentive Plans) unless previously consented to in writing by Esprit.

2.6 ExploreCo Employees

ExploreCo may only make offers of employment to the ExploreCo Employees effective at the Effective Time. All such offers shall be conditional upon each such employee executing releases, in a form satisfactory to Esprit and Esprit Exploration, releasing Resolute from all obligations to such employees whatsoever, other than: (a) Resolute's obligations under written change of control agreements previously disclosed in writing to Esprit and Esprit Exploration; (b) Resolute's obligations under retention arrangements or bonuses included in the amount specified in Section 4.2(m); (c) any right of indemnity under Resolute's by-laws or indemnity agreements previously disclosed in writing to Esprit and Esprit Exploration; and (d) any right for directors and officers insurance currently in place or put in place pursuant to Section 5.1(g). In addition, ExploreCo shall agree in the ExploreCo Conveyance Agreement that it shall not nor shall it allow any of its directors, officers, employees or agents to: (i) enter into any discussions regarding employment or future employment with; or (ii) make an offer of employment to, nor shall it accept an offer of employment from, any employee of Resolute or Esprit Exploration or their successors or subsidiaries for a period of one year from the Effective Date without the express written consent of Esprit Exploration. The foregoing shall also apply with respect to the provision of consulting services.

2.7 ExploreCo Private Placement and ExploreCo Incentive Plans

(a) Subject to receipt of all necessary approvals, prior to the completion of the Arrangement, ExploreCo (or another newly incorporated company which shall become a subsidiary of ExploreCo pursuant to the Arrangement) may complete the ExploreCo Private Placement.

(b) Subject to the terms of this Agreement and to receipt of all necessary approvals, ExploreCo will adopt the ExploreCo Incentive Plans.

2.8 Completion of Transactions

Resolute shall cause ExploreCo to complete the transactions contemplated herein and in the Plan of Arrangement or shall obtain covenants from ExploreCo to complete the transactions contemplated herein and in the Plan of Arrangement.

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 14th day of March, 2005,

AMONG:

ESPRIT ENERGY TRUST, a trust formed under the laws of the Province of Alberta ("**Esprit**")

\- and -

ESPRIT EXPLORATION LTD., a corporation incorporated under the laws of Canada ("**Esprit Exploration**")

\- and -

RESOLUTE ENERGY INC., a corporation incorporated under the laws of the Province of Alberta ("**Resolute** ")

WHEREAS Esprit, Esprit Exploration and Resolute wish to propose an arrangement involving Resolute and its securityholders;

AND WHEREAS the Parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta);

AND WHEREAS the Parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquisition Proposal**" means any inquiry or the making of any proposal to Resolute or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Resolute or its shareholders of more than 50% of the securities of Resolute (other than on exercise of currently outstanding Resolute Options or Resolute Warrants) or its subsidiaries; (ii) any acquisition of 50% or more assets of Resolute or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Resolute or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Resolute or its subsidiaries or any

other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party hereto under this Agreement or the Arrangement provided that inquiries or proposals regarding the ExploreCo Assets shall not constitute an Acquisition Proposal under any circumstance;

(c) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d) "**Applicable Laws**" means all applicable securities laws, rules of applicable stock exchanges and applicable corporate laws;

(e) "**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

(f) "**Arrangement Resolution**" means the special resolution in respect to the Arrangement and other related matters to be considered at the Resolute Meeting;

(g) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(h) "**Business Day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(i) "**Certificate**" means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(j) "**Closing Time**" shall be 8:00 a.m. (Calgary time) on the Business Day immediately following the date of the later of the Resolute Meeting unless otherwise agreed to by Esprit and Resolute;

(k) "**Competition Act**" means the *Competition Act*, R.S. 1985, c. C-34, as amended;

(l) "**Confidentiality Agreement**" means the confidentiality agreements between Esprit and Resolute dated December 8, 2004 and February 18, 2005 in respect of information relating to Esprit, Esprit Exploration and Resolute;

(m) "**Court**" means the Court of Queen's Bench of Alberta;

(n) "**Effective Date**" means the date the Arrangement becomes effective under the ABCA which is scheduled to occur on April 29, 2005 or such later date as may be agreed to by Resolute and Esprit;

(o) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(p) "**Esprit**" means Esprit Energy Trust, a trust duly settled under the laws of Alberta;

(q) "**Esprit Class A Trust Unit**" means a Class A trust unit of Esprit;

(r) **"Esprit Class B Trust Unit"** means a Class B trust unit of Esprit which may not be owned or controlled, directly or indirectly, otherwise than by security only, by non-residents of Canada (as that term is defined in the Trust Indenture);

(s) **"Esprit Exploration"** means Esprit Exploration, a corporation amalgamated under the ABCA;

(t) **"Esprit Financial Statements"** means the audited consolidated financial statements of Esprit for the year ended December 31, 2004, together with the notes thereto and the report of the auditors thereon;

(u) **"Esprit Information"** means the information included in the Resolute Information Circular describing Esprit and its business, operations and affairs;

(v) **"ExploreCo"** has the meaning set forth in Section 2.5;

(w) **"ExploreCo Assets"** means the assets and liabilities identified in **Schedule B** to this Agreement, the ExploreCo ROFR Assets (as defined in the Plan of Arrangement) and such additional assets and liabilities as Resolute and Esprit shall agree, acting reasonably, to be transferred by Resolute to ExploreCo pursuant to the Arrangement;

(x) **"ExploreCo Common Shares"** means the common shares in the capital of ExploreCo;

(y) **"ExploreCo Conveyance Agreement"** means the agreement to be entered into between Resolute and ExploreCo, in form satisfactory to each of Resolute and Esprit, acting reasonably, effecting the sale of ExploreCo Assets to ExploreCo which shall be in form customary for similar transactions involving the purchase and sale of crude oil and natural gas and related assets including the provisions specifically set forth in this Agreement and in **Schedule B** to this Agreement;

(z) **"ExploreCo Employees"** means those individuals identified in **Schedule D** to this Agreement who are currently employed by Resolute and, subject to receipt of the release referred to in Section 2.6 hereof, whose employment shall be terminated by Resolute at the Effective Date and who ExploreCo shall provided offers of employment effective as at the Effective Time;

(aa) **"ExploreCo Arrangement Warrants"** means the warrants issued to Resolute Shareholders pursuant to the Arrangement;

(bb) **"ExploreCo Incentive Plans"** means the incentive plans for the benefit of the ExploreCo Service Providers under which the maximum number of ExploreCo Common Shares reserved for issuance shall, in the aggregate, not exceed 10% of the ExploreCo Outstanding Shares and summarized in Schedule C;

(cc) **"ExploreCo Outstanding Shares"** means the number of ExploreCo Common Shares outstanding after giving effect to the Arrangement and the ExploreCo Common Shares issued on the exercise of ExploreCo Arrangement Warrants;

(dd) **"ExploreCo Private Placement"** means the proposed private placement to be completed by ExploreCo or another corporation prior to the completion of the Arrangement the terms of which shall include those set forth in **Schedule C** to this Agreement;

(ee) "**ExploreCo Service Providers**" means the directors, officers, employees and consultants of ExploreCo;

(ff) "**ExploreCo Warrants**" means the warrants of ExploreCo to be issued pursuant to the ExploreCo Private Placement;

(gg) "**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA and Section 192 of the CBCA in respect of Resolute, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(hh) "**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of Resolute, containing declarations and directions with respect to the Arrangement and the holding of the Resolute Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ii) "**Parties**" means, collectively, Esprit, Esprit Exploration and Resolute; and "**Party**" means either one of them;

(jj) "**Plan of Arrangement**" means the plan of arrangement substantially in the form set out in **Schedule A** to this Agreement as amended or supplemented from time to time in accordance with Article 6 thereof and Article 7 hereof;

(kk) "**Public Record**" means all information filed by either Esprit or Resolute, as the case may be, after January 1, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any applicable securities laws;

(ll) "**Registrar**" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(mm) "**Resolute Deferred Share Unit Plan**" means the Deferred Share Unit Plan for non-employee directors of Resolute and "**Resolute DSUs**" means units outstanding under such plan;

(nn) "**Resolute Financial Statements**" means, collectively, the unaudited consolidated financial statements of Resolute for the year ended December 31, 2004, the audited consolidated financial statements of Resolute for the year ended December 31, 2003, together with the notes thereto and the report of the auditors thereon, and the interim unaudited financial statements of Resolute for the three month period ended March 31, 2004, the interim unaudited financial statements of Resolute for the six month period ended June 30, 2004 and the interim unaudited financial statements of Resolute for the nine month period ended September 30, 2004;

(oo) "**Resolute Information**" means the information included in the Resolute Information Circular describing Resolute and its business, operations and affairs and the matters to be considered at the Resolute Meeting;

(pp) "**Resolute Information Circular**" means the management proxy circular of Resolute to be sent by Resolute to the Resolute Securityholders in connection with the Resolute Meeting;

(qq) "**Resolute Lock-up Agreements**" means agreements in form satisfactory to Esprit between Resolute and the Resolute Lock-Up Securityholders pursuant to which the Resolute Lock-Up Securityholders agree to vote the Resolute Securities beneficially owned or controlled by the

the shares of Esprit by the Trust, as more particularly set forth in the Plan of Arrangement;

(f) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(g) "**Business Day**" means any day, other than a Saturday, Sunday or a day on which the principal chartered banks located in Calgary, Alberta are not open for business;

(h) "**Effective Date**" means the date shown on the certificate to be issued pursuant to subsection 192(7) of the *Canada Business Corporations Act* in connection with the Arrangement;

(i) "**Environmental Laws and Regulations**" means all environmental, health and safety laws, regulations, by-laws, resolutions and ordinances applicable to the Trust or its subsidiaries or affiliates, or any of their respective assets or properties, including, without limitation, (i) all regulations, resolutions, ordinances, decrees, guidelines, standards, policies and other similar documents and instruments of all Governmental Entities, and (ii) all laws, by-laws, regulations, resolutions, ordinances, guidelines, standards, policies and decrees relating to natural and human environmental matters (including air, land, surface water, ground water and real and personal property), public or occupational health and safety, and the manufacture, importation, handling, transportation, storage, disposal and treatment of a Hazardous Substance;

(j) "**Esprit**" means Esprit Exploration Ltd. and, as the context requires, its direct and indirect wholly-owned subsidiaries;

(k) "**Force Majeure**" means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and which, notwithstanding the exercise of commercially reasonable efforts, the Party claiming the Force Majeure is unable to prevent its occurrence or mitigate its effects, and which thus causes a delay or disruption in the performance of any obligation (other than the obligation to pay money due) imposed on such Party hereunder. Subject to the foregoing, Force Majeure shall include, without limitation, strikes, lock-outs, work stoppages, work slow-downs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, acts of war (whether declared or undeclared), threat of war, actions of terrorists, blockade, riot, insurrection, civil commotion, public demonstrations, revolution, sabotage or vandalism, acts of God, laws, rules, regulations, policies, orders, directives or restraints issued or imposed by any Governmental Entity, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals from any Governmental Entity; provided, however, that a Party's own lack of the funds or other financial problems shall not constitute "Force Majeure" in respect of such Party;

3.5 Access to Information

Subject to the Confidentiality Agreement and applicable law, upon reasonable notice, each Party shall (and shall cause each of its subsidiaries to) afford the other Party's officers, employees, counsel, accountants and other authorized representatives and advisers access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and shall (and shall cause each of its subsidiaries to) furnish promptly to the other Party all information concerning its business, properties and personnel as the other Party may reasonably request.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Esprit and Esprit Exploration

Esprit and Esprit Exploration hereby makes the representations and warranties set forth in this Section 4.1 to and in favour of Resolute and acknowledges that Resolute is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Esprit is an open ended trust duly created and subsisting under the laws of the Province of Alberta and each of Esprit Exploration and Esprit's other subsidiaries is a corporation or partnership duly incorporated or amalgamated and validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or creation and has the requisite corporate power and authority to carry on its business as it is now being conducted. Esprit and each of its subsidiaries, including Esprit Exploration, is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Esprit and its subsidiaries taken as a whole.

(b) Esprit and Esprit Exploration have the requisite trust and corporate power and authority to enter into this Agreement and to carry out their obligations hereunder. The execution and delivery of this Agreement and the consummation by Esprit and Esprit Exploration of the transactions contemplated hereby have been duly authorized by Esprit's board of directors and no other trust or corporate proceedings on the part of Esprit or Esprit Exploration are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Esprit and Esprit Exploration and constitutes a legal, valid and binding obligation of Esprit and Esprit Exploration enforceable against Esprit and Esprit Exploration in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Neither the execution and delivery of this Agreement by Esprit and Esprit Exploration, the consummation by Esprit and Esprit Exploration of the transactions contemplated hereby nor compliance by Esprit and Esprit Exploration with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Esprit or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the trust indenture of Esprit or the articles or bylaws or other constating documents of Esprit Exploration or any of their subsidiaries, or (y) any note, bond, mortgage, indenture, loan agreement, deed of

trust, agreement, lien, contract or other instrument or obligation to which Esprit or Esprit Exploration is a party or to which it, or its properties or assets, may be subject or by which Esprit, Esprit Exploration or any of their subsidiaries is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Esprit, Esprit Exploration or any of their subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Esprit and its subsidiaries taken as a whole, or on the ability of Esprit, Esprit Exploration or any of their subsidiaries to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of Esprit, Esprit Exploration and their subsidiaries taken as a whole.

(d) Other than in connection with or in compliance with the provisions of Applicable Laws:

(i) there is no legal impediment to Esprit's or Esprit Exploration's consummation of the transactions contemplated by this Agreement; and

(ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Esprit or Esprit Exploration in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of Esprit or Esprit Exploration to consummate the transactions contemplated hereby.

(e) Esprit has authorized an unlimited number of Esprit Class A Trust Units and Esprit Class B Trust Units of which, as at March 11, 2005, Esprit has issued and outstanding: (i) 11.5 million Esprit Class A Trust Units; and (ii) 28.7 million Esprit Class B Trust Units; and, in addition, as at March 11, 2005, Esprit has issued and outstanding (iii) 202,412 performance units to acquire Esprit Class B Trust Units under the Performance Unit Incentive Plan. Esprit owns all of the issued and outstanding shares of Esprit Exploration other than the exchangeable shares of Esprit Exploration of which, as at March 11, 2005, Esprit Exploration has issued and outstanding 2.0 million. Except as aforesaid, there are no outstanding trust units of Esprit or shares of Esprit Exploration or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any trust units of Esprit or shares of Esprit Exploration or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Esprit of any trust units of Esprit or by Esprit or Esprit Exploration of any shares of Esprit or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any trust units of Esprit or shares of Esprit Exploration. All outstanding Esprit Class A Trust Units and Esprit Class B Trust Units have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all Esprit Class B Trust Units issuable upon exercise or conversion of outstanding options to purchase Esprit Class B Trust Units in accordance with their respective terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f) Since the date of the Esprit Financial Statements, except as disclosed in the Public Record:

(i) there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to Esprit and its

subsidiaries on a consolidated basis) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Esprit and its subsidiaries on a consolidated basis;

(ii) Esprit and its subsidiaries has conducted its business only in the ordinary and normal course; and

(iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Esprit or any of its subsidiaries has been incurred other than in the ordinary and normal course of business.

(g) The data and information in respect of Esprit, Esprit Exploration and their assets, reserves, liabilities, business and operations provided by Esprit, Esprit Exploration or their advisors to Resolute or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Esprit and Esprit Exploration have no knowledge of any material adverse change to the oil and gas reserves of Esprit or Esprit Exploration from that disclosed in such data and information.

(h) The information and statements set forth in the Public Record as at the date hereof, as relates to Esprit, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Esprit which is not disclosed in the Public Record, and Esprit has not filed any confidential material change reports which continue to be confidential.

(i) Except as disclosed in the Public Record or as otherwise disclosed in writing to Resolute by Esprit or Esprit Exploration prior to the date hereof, there are no outstanding or threatened claims, suits, actions or proceedings against Esprit or Esprit Exploration which, if determined adversely to Esprit, take as a whole, would have a material adverse effect on the assets, liabilities, business or operations of Esprit, taken as a whole, or on the ability of Esprit and Esprit Exploration to consummate the transactions contemplated hereby.

(j) The Esprit Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Esprit and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations of Esprit and its subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Esprit and its subsidiaries on a consolidated basis as at the dates thereof.

(k) Neither Esprit nor Esprit Exploration has received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and Esprit and its subsidiaries holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations. The assets of Esprit, taken as a whole, are operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l) No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending

trading in any securities of Esprit, no such proceeding is, to the knowledge of Esprit or Esprit Exploration, pending, contemplated or threatened and Esprit is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to Esprit or its securities.

(m) The board of directors of Esprit has unanimously approved this Agreement.

(n) Based on prevailing and anticipated commodity prices and industry and general economic conditions, as of the date hereof, Esprit has no current intention to vary its monthly distribution rate for the second quarter of 2005.

(o) Esprit is not a party to and Esprit will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire trust units of Esprit Shares or other securities of Esprit or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(p) The only material subsidiary of Esprit is Esprit Exploration. Esprit directly or indirectly beneficially owns all of the outstanding shares, other than the exchangeable shares of Esprit Exploration) and other securities or interests of each of these entities and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such subsidiary.

(q) The trust and corporate records and minute books, books of account and other records of Esprit and each of its subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(r) Esprit is a "reporting issuer" or equivalent in each province of Canada and the outstanding Esprit Class A Trust Units and Esprit Class B Trust Units are listed and posted for trading on the TSX.

(s) Computershare Trust Company of Canada, at its principal office in Toronto and Calgary is the duly appointed registrar and transfer agent of Esprit with respect to the Esprit Class A Trust Units and the Esprit Class A Trust Units.

(t) All Returns required to be filed have been duly filed on a timely basis and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis. Except for matters disclosed in the Esprit Financial Statements or otherwise disclosed to Resolute that may give rise to the filing of amended Returns, the filed Returns are true, complete and correct in all material respects, and no other Taxes are payable by Esprit, Esprit Exploration or any of their subsidiaries with respect to items or periods covered by such Returns.

(u) Except with respect to matters disclosed to Resolute prior to the date hereof, Esprit has paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2004 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

(v) No material deficiencies exist or have been asserted with respect to Taxes. Neither Esprit nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Esprit or any of its subsidiaries or any of their

respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to Resolute prior to the date hereof, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Esprit or any of its subsidiaries. Esprit and its subsidiaries have withheld any Taxes required to be withheld by the Applicable Laws and the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable governmental authority.

(w) No director, officer, insider or other non-arm's length party to Esprit or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Esprit or any of its subsidiaries that will be effective after the Effective Date.

(x) Except as disclosed in the Public Record, no director, officer, insider or other non-arm's length party is indebted to Esprit or any of its subsidiaries.

(y) Esprit and Esprit Exploration has provided to Resolute copies of all management recommendation letters relating to Esprit and Esprit Exploration or any of its subsidiaries received from Esprit and Esprit Exploration's current auditor or any previous auditor during the two years prior to the date hereof.

(z) Acquiring the Resolute Shares with Resolute's existing outstanding bank facilities will not create an event of acceleration or default under any of the Esprit bank facilities or Esprit has or will have sufficient available lines of credit or bank facilities to pay out the Resolute bank facilities on the Effective Date.

(aa) To the knowledge of Esprit, Esprit has not exceeded the Ownership Threshold (as defined in the Trust Indenture) with respect to the Esprit Class A Trust Units.

(bb) Esprit is a "mutual fund trust" for the purposes of Section 132 of the Tax Act and has no reason to believe that its status as a "mutual fund trust" will be challenged by the governmental authorities.

(cc) To the knowledge of Esprit and Esprit Exploration, Esprit and Esprit Exploration have not withheld from Resolute any material information or documents concerning Esprit or any of its subsidiaries or their respective assets or liabilities during the course of Resolute's review of Esprit, Esprit Exploration and their assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Resolute by Esprit and Esprit Exploration pursuant hereto contains or will contain an untrue statement of a material fact which is necessary to make the statements herein or therein not misleading.

4.2 Representations and Warranties of Resolute

Resolute hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of Esprit and Esprit Exploration and acknowledges that Esprit and Esprit Exploration are relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Each of Resolute and its subsidiaries is a corporation or partnership duly incorporated or amalgamated or, in the event of a partnership, formed, and validly subsisting under the laws of its

jurisdiction of incorporation, amalgamation or formation, as applicable and has the requisite corporate or partnership power and authority to carry on its business as it is now being conducted. Resolute and each of its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Resolute and its subsidiaries taken as a whole.

(b) Resolute has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Resolute of the transactions contemplated hereby have been duly authorized by Resolute's board of directors and, subject to obtaining shareholder approval, no other corporate proceedings on the part of Resolute are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Resolute and constitutes a legal, valid and binding obligation of Resolute enforceable against Resolute in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Neither the execution and delivery of this Agreement by Resolute, the consummation by Resolute or any of its subsidiaries of the transactions contemplated hereby nor compliance by Resolute with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Resolute or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles, bylaws or other constating documents of Resolute or any of its subsidiaries, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Resolute or any of its subsidiaries is a party or to which it, or its properties or assets, may be subject or by which Resolute or any of its subsidiaries is bound (subject to obtaining the consent of Resolute's bankers and the consent of Resolute's landlord under its office lease); or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Resolute or any of its subsidiaries (except, in the case of each of clauses and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Resolute and its subsidiaries taken as a whole, or on the ability of Resolute or any of its subsidiaries to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of Resolute and its subsidiaries taken as a whole.

(d) Other than in connection with or in compliance with the provisions of Applicable Laws:

(i) there is no legal impediment to Resolute's consummation of the transactions contemplated by this Agreement; and

(ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Resolute in connection with the consummation of the Arrangement, except for such filings or registrations which, if not

made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of Resolute to consummate the transactions contemplated hereby.

(e) Resolute has authorized an unlimited number of Resolute Shares of which, as at March 11, 2005, Resolute has issued and outstanding 60,793,468 Resolute Shares and, in addition, as at March 11, 2005 Resolute has issued and outstanding 4,333,045 Resolute Options and 6,147,542 Resolute Warrants entitling the holders thereof to acquire 10,480,587 Resolute Shares. Except as aforesaid, there are no outstanding shares of Resolute or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any shares of Resolute or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Resolute of any shares of Resolute (including Resolute Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Resolute. All outstanding Resolute Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all Resolute Shares issuable upon exercise or conversion of outstanding Resolute Options in accordance with their respective terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f) Since the date of the Resolute Financial Statements, except as disclosed in the Public Record:

(i) there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to Resolute and its subsidiaries on a consolidated basis) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Resolute and its subsidiaries on a consolidated basis;

(ii) Resolute and its subsidiaries has conducted its business only in the ordinary and normal course; and

(iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Resolute or any of its subsidiaries has been incurred other than in the ordinary and normal course of business or as disclosed to Esprit in writing prior to the execution of this Agreement.

(g) The data and information in respect of Resolute and its assets, reserves, liabilities, business and operations provided by Resolute or its advisors to Esprit, Esprit Exploration or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Resolute has no knowledge of any material adverse change to the oil and gas reserves of Resolute from that disclosed in such data and information.

(h) The information and statements set forth in the Public Record as at the date hereof, as relates to Resolute, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Resolute which is not disclosed in the Public Record, and Resolute has not filed any confidential material change reports which continue to be confidential.

(i) Except as disclosed in the Public Record or as otherwise disclosed in writing to Esprit by Resolute prior to the date hereof, there are no outstanding or threatened claims, suits, actions or proceedings against Resolute or any of its subsidiaries which, if determined adversely to Resolute or any of its subsidiaries, would have a material adverse effect on the assets, liabilities, business or operations of Resolute, or on the ability of Resolute and its subsidiaries, taken as a whole, or any of its subsidiaries to consummate the transactions contemplated hereby.

(j) The Resolute Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Resolute and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations of Resolute and its subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Resolute and its subsidiaries on a consolidated basis as at the dates thereof.

(k) Neither Resolute nor any of its subsidiaries has received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and Resolute holds all permits, licenses and other authorizations which are required under federal, provincial or local laws to be held by it relating to its assets, business or operations. The assets of Resolute and each of its subsidiaries operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l) No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Resolute, no such proceeding is, to the knowledge of Resolute, pending, contemplated or threatened and Resolute is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to Resolute or its securities.

(m) There are no payments to directors, officers and employees of Resolute prior to the Effective Date under all contract settlements, bonus plans, retention arrangements, change of control agreements and severance obligations (whether resulting from termination or alteration of duties) other than the amounts payable pursuant to payments referenced in Section 3.2(d) and 3.2(e) and the amounts payable pursuant to the agreements provided to Esprit;

(n) Resolute has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Peters & Co. Limited has been retained as Resolute's financial advisors in connection with certain matters, including the transactions contemplated hereby and Waterous Securities has been retained by an independent committee of the board of directors to complete an evaluation of certain of the ExploreCo Assets. Resolute has delivered to Esprit and Esprit Exploration true and current copies of all agreements between Resolute and these financial advisers which could give rise to the payment of any fees to such financial advisers. Resolute may only retain additional financial advisors with the consent of Esprit and Esprit Exploration;

(o) The board of directors of Resolute has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Resolute and the Resolute Securityholders unanimously determined that the Arrangement is fair, from a financial point of view, to Resolute Securityholders and has resolved to unanimously recommend approval of the Arrangement by Resolute Securityholders.

(p) Resolute is not a party to and, prior to the Effective Date, Resolute will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Resolute Shares or other securities of Resolute or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(q) None of the Resolute Shares are the subject of any escrow, voting trust or other similar agreement.

(r) Resolute does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of Resolute that have not yet been fully expended and renounced and reflected in the Resolute Financial Statements, other than as disclosed in writing to Esprit and Esprit Exploration prior to the date hereof.

(s) During the fiscal year ended December 31, 2004, Resolute did not hold assets in the United States having an aggregate total value of US$25 million or more and did not have aggregate sales in or into the United States of US$25 million or more.

(t) There is not (or are not):

(i) any order or directive from any regulatory authority which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures;

(ii) any demand or notice from any regulatory authority with respect to the material breach of any environmental, health or safety law applicable to Resolute or any of its subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants; or

(iii) any spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Resolute or its subsidiaries or in which it has an interest or over which it has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a material adverse effect on the financial condition, business, operations, assets, affairs or prospects of Resolute and its subsidiaries taken as a whole.

(u) The only subsidiaries of Resolute are Resolute Investments Inc. Resolute legally and beneficially owns all of the outstanding shares and other securities or interests of each of the subsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such subsidiary.

(v) The corporate and partnership records and minutes books, books of account and other records of Resolute and each of its subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(w) Resolute is a "reporting issuer" or equivalent in the provinces of British Columbia, Alberta and Ontario and the outstanding Resolute Shares are listed and posted for trading on the TSX.

(x) Valiant Trust Company of Canada at its principal office in Calgary, Alberta, and through its co-agent, Equity Transfer Services Inc., at its principal office in Toronto, Ontario is the duly appointed registrar and transfer agent of Resolute with respect to the Resolute Shares;

(y) All Returns required to be filed have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Resolute or any of its subsidiaries with respect to items or periods covered by such Returns, other than disclosed to or known by Esprit prior to the date hereof.

(z) Resolute has paid or provided adequate accruals in its Resolute Financial Statements for the year ended dated December 31, 2004 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada, other than disclosed to or known by Esprit prior to the date hereof.

(aa) No material deficiencies exist or have been asserted with respect to Taxes. Neither Resolute nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Resolute or any of its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to Esprit prior to the date hereof, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Resolute or any of its subsidiaries. Resolute and its subsidiaries have withheld any Taxes required to be withheld by the Applicable Laws and the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable governmental authority.

(bb) Resolute and its subsidiaries have withheld any Taxes required to be withheld by the Applicable Laws and the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable governmental authority. Other than as contemplated by ExploreCo Private Placement, no director, officer, insider or other non-arm's length party to Resolute or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Resolute or any of its subsidiaries that will be effective after the Effective Date.

(cc) Except as disclosed in the Public Record, no director, officer, insider or other non-arm's length party of Resolute or any of its subsidiaries is indebted to Resolute or any of its subsidiaries.

(dd) Except for indemnity agreements with its directors and officers, neither Resolute nor any of its subsidiaries is a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

(ee) The policies of insurance in force at the date hereof naming Resolute as an insured and as disclosed to Esprit and Esprit Exploration prior to the date hereof to the knowledge of Resolute,

remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

(ff) Resolute is not in default under its existing bank facility and, to Resolute's knowledge, its banker is not contemplating any reduction in Resolute's borrowing base, prior to giving effect to this transaction.

(gg) Resolute has provided to Esprit and Esprit Exploration copies of all management recommendation letters relating to Resolute or any of its subsidiaries received from Resolute's current auditor or any previous auditor during the two years prior to the date hereof.

(hh) To the knowledge of Resolute, Resolute has not withheld from Esprit or Esprit Exploration any material information or documents concerning Resolute or any of its subsidiaries or their respective assets or liabilities during the course of Esprit's and Esprit Exploration's review of Resolute and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Esprit or Esprit Exploration by Resolute pursuant hereto contains or will contain any untrue statement or a material fact which is necessary in order to make the statements herein or therein not misleading.

(ii) All of the directors and officers of Resolute holding approximately 8% of the Resolute Shares calculated on a fully diluted basis have agreed to execute the Resolute Lock-up Agreements in the form attached hereto as Schedule E.

4.3 Privacy Issues

(a) For the purposes of this Section 4.3, the following definitions shall apply:

(i) "**applicable law**" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) "**applicable privacy laws**" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) "**authorized authority**" means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv) "**Personal Information**" means information about an individual transferred to Resolute by Esprit in accordance with this Agreement and/or as a condition of the Transaction.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date

or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to April 5, 2005, the Interim Order shall have been granted in form and substance satisfactory to each of Esprit, Esprit Exploration and Resolute, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Esprit, Esprit Exploration and Resolute, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the holders of Resolute Securities, on or prior to May 31, 2005 in accordance with the Interim Order and in form and substance satisfactory to each of Esprit, Esprit Exploration and Resolute, acting reasonably;

(c) in the event that dissent rights are given to Resolute Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Resolute Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d) on or prior to May 31, 2005, the Final Order shall have been granted in form and substance satisfactory to Esprit, Esprit Exploration and Resolute, acting reasonably;

(e) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Esprit, Esprit Exploration and Resolute, acting reasonably;

(f) the Arrangement shall have become effective on or prior to May 31, 2005;

(g) Esprit, Esprit Exploration and Resolute shall enter into written agreements effective as of the Effective Date satisfactory to Resolute, acting reasonably, pursuant to which Esprit and Esprit Exploration shall agree that, for a period of six years after the Effective Date, Esprit and/or Esprit Exploration shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained (provided that Esprit or Esprit Exploration may substitute therefor policies of at least the same change coverage and amounts containing terms and conditions which are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Resolute with respect to claims arising from facts or events which occurred before the Effective Date;

(h) the TSX or TSX Venture Exchange shall have conditionally listed all of the ExploreCo Common Shares issuable pursuant to the Arrangement, including the ExploreCo Common Shares issued under the ExploreCo Private Placement, the ExploreCo Warrants and which may be issued under the ExploreCo Incentive Plans;

(i) the relevant waiting period in section 123 of the Competition Act shall have expired and: (i) an advance ruling certificate ("**ARC**") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("**Commissioner**") appointed under the Competition Act; or (ii) a "no action letter" satisfactory to each of Esprit and Resolute, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of Esprit and Resolute, acting reasonably; and in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(j) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Esprit, Esprit Exploration and Resolute and may be asserted by Esprit, Esprit Exploration and Resolute regardless of the circumstances and may be waived by Esprit, Esprit Exploration and Resolute (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Esprit, Esprit Exploration or Resolute may have.

5.2 Additional Conditions to Obligations of Esprit

The obligation of Esprit and Esprit Exploration to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Resolute shall have mailed the Resolute Information Circular and other documentation required in connection with the Resolute Meeting on or before March 31, 2005;

(b) each of the acts and undertakings of Resolute to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Resolute;

(c) at least 90% of the Resolute Options shall have been exercised immediately prior to the Effective Time;

(d) Resolute shall have furnished Esprit and Esprit Exploration with:

(i) certified copies of the resolutions duly passed by the boards of directors of Resolute approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Resolute Securityholders, duly passed at the Resolute Meeting, approving the Arrangement Resolution;

(e) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Resolute contained in Section 4.2 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Resolute shall have complied in all material respects with its covenants in this Agreement and Esprit and Esprit Exploration shall have received a certificate to that effect dated the Effective Date from the President of Resolute and another senior officer thereof acceptable to Esprit and Esprit Exploration, acting reasonably, acting solely on behalf of Resolute and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Esprit and Esprit Exploration will have no knowledge to the contrary;

(f) there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to Esprit or Esprit Exploration in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Resolute and which, in the judgment of Esprit and Esprit Exploration, acting reasonably, is materially adverse to Resolute other than: (i) a change directly resulting from an action taken by Resolute pursuant to Resolute's current 2005 budget as disclosed to Esprit or to which Esprit or Esprit Exploration has consented to in writing; (ii) a change in ExploreCo Assets; (iii) a change resulting from conditions affecting the oil and gas industry in Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iv) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Resolute.

(g) Resolute shall have delivered its audited financial statements, including its auditor's report and audit finding letter to Esprit and Esprit Exploration as soon as reasonably practicable.

The conditions in this Section 5.2 are for the exclusive benefit of Esprit and Esprit Exploration and may be asserted by Esprit and Esprit Exploration regardless of the circumstances or may be waived by Esprit in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Esprit and Esprit Exploration may have.

5.3 Additional Conditions to Obligations of Resolute

The obligation of Resolute to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the acts and undertakings of Esprit or Esprit Exploration to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Esprit or Esprit Exploration, as the case may be;

(b) Esprit and Esprit Exploration shall have furnished Resolute with certified copies of the resolutions duly passed by the Trustees of Esprit and the board of directors of Esprit Exploration approving this Agreement and the consummation of the transactions contemplated hereby

(c) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Esprit and Esprit Exploration contained in Section 4.1 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Esprit and Esprit Exploration shall have complied in all material respects with its covenants in this Agreement and Resolute shall have received a certificate to that effect dated the Effective Date from the President of Esprit Exploration and another senior officer thereof acceptable to Resolute, acting reasonably, acting solely on behalf of Esprit and Esprit Exploration and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Resolute will have no knowledge to the contrary;

(d) the payments referenced in section 3.2(d) and 3.2(e) and the payments pursuant to the written agreements provided to Esprit shall have been made (or provisions to make such payments shall have been made to the satisfaction of Resolute) to the directors, officers and employees of Resolute on the Effective Date; and

(e) there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to Resolute in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Esprit, taken as a whole, and which, in the judgment of Resolute, acting reasonably, is materially adverse to Esprit, taken as a whole, other than: (i) a change directly resulting from an action taken by Esprit or Esprit Exploration to which Resolute has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry in Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Esprit, taken as a whole.

The conditions in this Section 5.3 are for the exclusive benefit of Resolute and may be asserted by Resolute regardless of the circumstances or may be waived by Resolute in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Resolute may have.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of Esprit, Esprit Exploration and Resolute shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedents set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and provides the other Party 48 hours to rectify the breaches before the effective date of recision of termination. More than one such notice may be delivered by a Party.

(l) "**Governmental Entity**" means any:

(i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or Tribunal;

(ii) any subdivision, agent, commission, board or authority of any of the foregoing; or

(iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(m) "**Hazardous Substance**" means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous good, constituent or other material which is or becomes listed, regulated, or addressed under any Environmental Laws and Regulations, including asbestos, lead, petroleum and polychlorinated biphenyls;

(n) "**Parties**" means the Administrator and the Trust, and their respective permitted successors and assigns and "**Party**" means any one of them;

(o) "**Person**" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, pension the funds, business trusts or other organizations (including governments, agencies and political subdivisions thereof), whether or not legal entities;

(p) "**Plan of Arrangement**" means the plan of arrangement set forth as Exhibit 1 to the Arrangement Agreement made the 16th day of August, 2004 among Esprit, ProspEx Resources Ltd., the Administrator, Esprit ExchangeCo Ltd. and the Trust, pursuant to which such parties have proposed to implement the Arrangement;

(q) "**Post-Arrangement Entitlements**" means the post-arrangement entitlements created, issued and certified under the Trust Indenture;

(r) "**subsidiary**" means in respect of any Person (i) any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) are at the time directly, indirectly or beneficially owned or controlled by such Person or one or more of its subsidiaries or by such Person and one or more of its subsidiaries, and (ii) any partnership of which at least a majority of the outstanding partnership interests, income interests or capital interests are at the time directly, indirectly or beneficially owned or controlled by such person or one or more of its subsidiaries or by such Person and one or more of its subsidiaries;

(s) **"Tax Act"** means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c. 1 and the regulations promulgated thereunder;

(t) **"Transfer Agent"** means the registrar and transfer agent from time to time for the Trust Units;

(u) **"Tribunal"** means:

(i) any court (including a court of equity);

(ii) any federal, provincial, state, county, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality;

(iii) any securities commission, stock exchange or other regulatory or self-regulatory body;

(iv) any board of trade, chamber of commerce or other business or professional organization or association;

(v) any arbitrator or arbitration tribunal; and

(vi) any other tribunal.

(v) **"Trust"** means Esprit Energy Trust, a trust constituted by the Trust Indenture;

(w) **"Trustees"** means the trustees of the Trust;

(x) **"Trust Expenses"** means all reasonable out-of-pocket expenses incurred by the Administrator in connection with carrying out its duties and obligations hereunder, including, without limitation, salary, wages and other forms of compensation paid to employees engaged in rendering the services to be performed hereunder and/or management fees paid to management entities which may be engaged to provide such services, together with all expenses assumed pursuant to Section 3.01, and all reasonable third party professional, legal, accounting and administrative costs and expenses;

(y) **"Trust Indenture"** means the Trust Indenture made the 16th day of August, 2004 by and among Donald R. Gardner, John E. Panneton, Stephen J. Savidant, Eric Schwitzer, Stephen B. Soules, D. Michael G. Stewart and Robert A. Lehodey as the same may be amended or amended and restated from time to time;

(z) **"Trust Units"** means, collectively, the class A trust units and the class B trust units created, issued and certified under the Trust Indenture; and

(aa) **"Unitholders"** means the holders, from time to time, of one or more Trust Units.

1.02 Additional Definitions

Unless the context otherwise requires, capitalized terms used in this Agreement without definition that are defined in the Trust Indenture have the same meanings ascribed thereto in the Trust Indenture.

1.03 Headings for Reference Only

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs, the provision of a Table of Contents, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.04 Interpretation

Words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, exhibit, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under the documents.

A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.

1.05 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have been publicly announced by the Minister of Finance but which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Administrator may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.06 Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.07 Currency

All dollar amounts referred to in this Agreement are in lawful money of Canada.

1.08 Liability of Administrator

The Administrator shall be liable to the Trust for any loss occasioned by any breach by it of the standard of care and duty prescribed by Section 6.01.

1.09 General Limitation of Liability and Indemnification - Trustees

The Parties hereto acknowledge that the Trustees are entering into this Agreement solely in their capacity as trustees on behalf of the Trust, and that the obligations of the Trust hereunder shall not be personally binding upon any of the Trustees or any registered or beneficial holder of Trust Units or beneficiary under a plan of which a Unitholder is a trustee or carrier (a "**Trust Annuitant**"), and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the Trust Assets (as defined in the Trust Indenture).

ARTICLE 2 - SERVICES

2.01 General Delegation of Authority

Subject to and in accordance with the terms, conditions and limitations of the Trust Indenture and to the other provisions of this Agreement, the Trustees hereby delegate to the Administrator, and the Administrator hereby accepts the delegation of, the authority and responsibility and obligation to perform the Trustees' powers, duties and responsibilities under the Trust Indenture, and agrees to be responsible for the administration and management of all general and administrative affairs of the Trust in accordance with the provisions hereof. The exercise of powers by the Administrator shall not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act.

2.02 Administrative and Advisory Services

It is acknowledged and agreed that in furtherance of the obligations under Section 2.01 to perform the Trustee's powers, duties and responsibilities under the Trust Indenture and to administer and manage the general and administrative affairs of the Trust, and not in limitation thereof, the Administrator will, subject to any applicable direction of the Trustees:

(a) keep and maintain at its offices in Calgary, Alberta at all times books, records and accounts which shall contain particulars of operations, receipts, disbursements, and investments relating to the Trust and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the preparation of financial statements in accordance with Canadian generally accepted accounting principles which, as early as practicable, shall be in accordance with those required to be kept by a distributing corporation (as defined in the *Business Corporations Act* (Alberta)) (except that nothing herein shall be construed as requiring the books, records or documents of the Administrator to be audited) and in each case shall also be in accordance with those required to be kept by a reporting issuer under applicable securities legislation in Canada and those required of the Trust under the Tax Act and the Regulations applicable with respect thereto, all as amended from time to time;

(b) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustees' obligations under the Trust Indenture;

(c) provide the Unitholders with annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information;

(d) submit all income tax returns and filings to the Trustees in sufficient time prior to the dates upon which they must be filed so that the Trustees have a reasonable opportunity to review them, execute them and return them to the Administrator, and arrange for their filing within the time required by applicable tax law;

(e) open, operate and close accounts and make other similar credit, deposit and banking arrangements and negotiate and sign banking and financing contracts and agreements;

(f) ensure compliance by the Trust with all Applicable Law and stock exchange requirements including without limitation, continuous disclosure obligations;

(g) provide investor relations services to the Trust;

(h) provide, for performing its obligations hereunder, office space, equipment and personnel including all accounting, clerical, secretarial, corporate and Administrative Services as may be reasonably necessary to perform its obligations hereunder;

(i) provide or cause to be provided such audit, accounting, engineering, legal, insurance and other professional services as are reasonably required or desirable

for the purposes of the Trust from time to time and provide or cause to be provided such legal, engineering, financial and other advice and analysis as the Trustees may require or desire to permit any of them to make informed decisions in connection with the discharge by them of their responsibilities as Trustees, to the extent such advice and analysis can be reasonably provided or arranged by the Administrator;

(j) hold all annual and/or special meetings of Unitholders pursuant to Article XII of the Trust Indenture and prepare, approve and arrange for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(k) prepare and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Trust Indenture and under Applicable Laws and stock exchange requirements, including monthly and annual reports, notices, financial reports and tax information relating to the Trust;

(l) attend to all administrative and other matters arising in connection with any redemptions of Trust Units;

(m) establish, implement and amend (when and as required, once established) operating procedures for: (i) monitoring non-resident ownership and regulating the transfer of Class B Trust Units; (ii) monitoring the ownership threshold and the relative fair market value of the Class A Trust Units and the Class B Trust Units; and (iii) providing for the issuance and management of Post-Arrangement Entitlements;

(n) monitor the status of the Trust Units as eligible investments for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) and immediately provide the Trustees with written notice when the Administrator reasonably forsees that such Trust Units may cease to have such status, or, if not reasonably foreseen, when the Trust Units cease to have such status;

(o) ensure that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of the Tax Act since inception, assuming the requirements for such election are met, monitor the Trust's status as such a mutual fund trust and providing the Trustees with written notice when the Trust ceases or is at risk of ceasing to have such status;

(p) monitor the investments of the Trust to ensure that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the Tax Act, the result of which would be to expose the Trust to Part XI tax under the Tax Act;

(q) determine, from time to time, all amounts required to be determined pursuant to Article V of the Trust Indenture, including the amounts available for distribution

to Unitholders, and arrange for payment thereof to the Unitholders in accordance with Article V of the Trust Indenture;

(r) establish, implement and amend (when and as required, once established) any distribution reinvestment plans, Trust Unit purchase plans, and incentive option and other compensation plans as may be determined by the Administrator to be desirable for the Trust to establish, and attend to all matters in connection with the operation of such plans;

(s) undertake all matters in connection with any take-over bid, merger, amalgamation, arrangement, reorganization, recapitalization, purchase or repurchase of any securities or assets of any Person, any business combination, or any other similar transaction involving the Trust (the foregoing individually referred to as a "**Transaction**" and collectively as the "**Transactions**"), including all actions reasonably necessary in connection with, or in relation to, a compulsory acquisition in accordance with the Trust Indenture;:

(t) approve, execute and deliver, on behalf of the Trust, such agreements, including exchange agreements and exchangeable security support agreements, as may be necessary or desirable to properly provide for the terms of exchangeable securities, including coattail provisions for the Trust Units in the event of a non-exempt take-over bid for the exchangeable securities and the conversion, exercise, redemption or exchange of such exchangeable securities for Trust Units;

(u) provide assistance in negotiating the terms of any financing required by the Trust or otherwise in connection with the Trust Assets;

(v) provide or cause to be provided to the Trustees any services reasonably necessary for the Trustees to be able to consider any future acquisitions or divestitures by the Trustees of Trust Assets;

(w) provide advice to the Trustees with respect to determining the timing and terms of future offerings of Trust Units, if any;

(x) provide advice and, at the request and under the direction of the Trustees, direction to the Transfer Agent;

(y) obtain and maintain appropriate liability insurance for the benefit of the Trustees;

(z) take all actions reasonably necessary in connection with, or in relation to, the Trust providing indemnities for the directors and officers of the Administrator and any affiliates;

(aa) prepare and approve any prospectus or comparable documents of the Trust to qualify the sale of securities from time to time;

(bb) promptly notify the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust;

(cc) provide advice and assistance to the Trustees with respect to the performance of the obligations of the Trust and the enforcement of the rights of the Trust under all agreements entered into by the Trust;

(dd) in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement, the Administrator shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement and the Administrator is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder, the Administrator shall be permitted to withhold amounts from other distributions to satisfy the Administrator's withholding tax obligations;

(ee) administer all matters relating to the Trust, including: (i) determining the total amounts owing to Unitholders; and (ii) providing Unitholders with periodic reports on the Trust Assets;

(ff) providing management services for the economic and efficient exploitation of the Trust Assets;

(gg) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for the Trust;

(hh) generally provide all other services as may be necessary or as requested by the Trustees of the Trust, for the administration of the Trust; and

(ii) take all actions necessary in connection with, or in relation to, all matters that the Trustees having the power and authority to exercise under the Trust Indenture, may exercise from time to time, including, without limitation, those matters referred to in Section 9.2 of the Trust Indenture.

2.03 Restrictions on Delegation of Authority

Notwithstanding any other provisions of this Agreement, the Trustees shall not and are not hereby delegating to the Administrator any authority to manage the following affairs of the Trust:

(a) the issue, certification, countersigning, transfer, exchange and cancellation of certificates representing Trust Units;

(b) the maintenance of a register of Unitholders;

(c) the delivery of distributions to Unitholders out of funds provided to it, although the calculation of distributions shall be made by the Administrator and approved

by the board of directors of the Administrator and submitted by the Administrator to the Trustee their approval and for distribution to the Unitholders;

(d) the provision of a basic list of registered Unitholders (as defined in the Trust Indenture) to Unitholders in accordance with the procedures outlined in the Trust Indenture;

(e) the amendment or waiver of the performance or breach of any term or provision of this Agreement on behalf of the Trust;

(f) the renewal or termination of this Agreement on behalf of the Trust; and

(g) any matter which requires the approval of the Unitholders under the terms of the Trust Indenture.

2.04 Covenants of the Administrator

The Administrator covenants and agrees that in the performance of the services under this Agreement it shall:

(a) perform all services at all times in compliance with Applicable Laws;

(b) comply with all instructions of the Trustees in relation to the performance of its services hereunder; and

(c) observe and perform or cause to be observed and performed on behalf of the Trust in every material respect the provisions of:

(i) the agreements from time to time entered into in connection with the activities of the Trust; and

(ii) all Applicable Laws (including Environmental Laws and Regulations).

2.05 Administrator's Acknowledgment

The Administrator acknowledges that it is a party to and has received a copy of the Trust Indenture and is familiar with and understands the duties of the respective Parties thereto, including those duties of the Trustees which are being delegated to the Administrator under this Agreement.

2.06 Non-Resident Unitholders

The Administrator acknowledges that it has received a copy of the Operating Procedures of the Trust which provide for (i) monitoring of non-resident ownership and regulation of the transfer of Class B Trust Units, (ii) monitoring the Ownership Threshold (as defined therein) and the relative *fair market value* of the Class A Trust Units and Class B Trust Units, and (iii) issuance and management of Post-Arrangement Entitlements (as defined therein), and is familiar with and understands the obligations and undertakings of the respective Parties thereto, including those duties of the Trust which are being delegated to the Administrator under this Agreement.

The Administrator shall use its best efforts to monitor the residence status of holders of Trust Units. If, at any time, the Administrator is of the opinion that the Trustees should take any action as provided for in the Trust Indenture or otherwise to ensure that the Trust continues to qualify as a "unit trust" and a "mutual fund trust" under the Tax Act, it shall so advise the Trustees and provide the Trustees with an announcement, declaration or notice in a form suitable for use by the Trustees applicable to the circumstance and as required by the Trust Indenture. The Trustees shall provide, or cause to be provided, to the Administrator such information regarding the residence status of holders of Trust Units and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, and the Trustees may have in their possession in order to assist the Administrator in fulfilling its obligations under this Section.

2.07 Authority of Administrator

Subject to Section 2.09, any direction of the Trustees from time to time and the terms of the Trust Indenture, the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licenses, and other documents and agreements, to make applications and filings with Governmental Entities and to take such other actions as the Administrator considers necessary or appropriate in connection with the affairs of the Trust in the name of and on behalf of the Trust and no Person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Trust Indenture or take any action required to be taken by the Trustees under the Trust Indenture or take any action requiring approval of the Trustees without such approval having been given.

2.08 Powers and Authorities of the Administrator

The Administrator shall have, subject to the provisions of this Agreement and the Trust Indenture, all requisite powers and authorities, during the term of this Agreement, to provide the services hereunder to the Trust.

2.09 Distributions to Unitholders

In connection with determining the amounts payable from time to time to Unitholders and arranging for distributions to them, it is understood and agreed that the Administrator shall determine from time to time the amounts available for distribution to Unitholders and shall provide a written statement thereof to the Trustee prior to the date on which such distribution must be made and shall cause such amount to be paid by the Transfer Agent on behalf of the Trust following the declaration by the Trustee that such amounts are due and payable by the Trust pursuant to Article V of the Trust Indenture; provided however that the Administrator shall not be obligated to make any such payment unless the Administrator has monies of the Trust available to make such distribution.

2.10 Certificate

The Administrator shall deliver to the Trustee at any time upon the demand of the Trustee but within 10 days of such a demand, a certificate signed by a senior officer of the Administrator stating that:

(a) the Administrator has complied with all of its duties contained in this Agreement and the Trust Indenture, which, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute a default of the Administrator under this Agreement or the Trust Indenture or, if there has been a failure so to comply, giving particulars thereof;

(b) to the extent the Administrator has assumed powers, duties and responsibilities of the Trustee pursuant to Section 2.01 hereof, it and the Trust are in compliance with the Trust Indenture;

(c) the Trust is a "unit trust" or a "mutual fund trust" for the purposes of the Tax Act; and

(d) as at the end of such time period requested by the Trustee, the Trust Units were eligible investments for registered retirement savings plan, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act).

2.11 Notice to Trustees

The Administrator shall provide the Trustee prompt notice of any event or circumstance of which the Administrator shall become aware where the Trustee is required by the Trust Indenture to take specific action.

2.12 Execution of Documents

In carrying out the services hereunder, the Administrator may execute, for and on behalf of the Trust any instrument or document which the Administrator considers appropriate, in its sole discretion. Any such instrument or document shall be executed in accordance with, or substantially in accordance with, the following:

(a) ESPRIT ENERGY TRUST
By its Administrator, ESPRIT ACQUISITION CORP.

Per: ______________________________
Authorized Signatory

and

(b) in the case of any document required to be executed on behalf of the Trust in connection with a prospectus as follows:

ESPRIT ENERGY TRUST

By: ESPRIT ACQUISITION CORP., as Administrator of ESPRIT ENERGY TRUST

and provide for such signatures as may be required by Applicable Laws.

All reasonable efforts shall be made to ensure that every contract entered into on behalf of the Trust by the Administrator shall include a provision substantially to the following effect:

> The parties hereby acknowledge that [the Administrator] is entering into this agreement solely in its capacity as agent on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon any of the Trustees, [the Administrator], or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Trust Indenture of the Trust dated as of August 16, 2004, as amended from time to time.

The rights conferred by any such provision shall be enforced by the Administrator for its benefit and the benefit of the Trust, as the case may be, and shall be held in trust and enforced by the Administrator for the benefit of the Trustees, the Trust, the Unitholders and the Trust Annuitants. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustees, the Administrator, any Unitholder, any holder of trust units or any Trust Annuitant.

ARTICLE 3 - PAYMENT OF EXPENSES

3.01 Expense Reimbursement

The Administrator shall be reimbursed for all Trust Expenses incurred by the Administrator in carrying out its obligations or duties under this Agreement. The Administrator shall calculate the Trust Expenses for each month and shall invoice the Trust in respect thereof by setting out the details of the services provided by the Administrator and the Trust Expenses and GST incurred by the Administrator pursuant to this Agreement. Such amounts shall be payable by the Trust not later than 30 days after such month. The Parties agree that the Trust Expenses shall be treated for tax purposes as costs and expenses of the Party on whose behalf they were incurred, except as otherwise required by Applicable Law.

3.02 Payment of GST

Unless otherwise provided in this Agreement, all amounts payable to the Administrator pursuant to this Agreement shall be exclusive of any goods and services tax required to be paid thereon pursuant to the *Excise Tax Act* (Canada) or otherwise (collectively, the "GST") and the Administrator shall be paid by the Trustees, on behalf of the Trust, in addition to such amounts, all amounts of GST collectible by the Administrator with respect thereto and such amounts shall be included and separately identified by the Administrator in the invoice described in Section 3.01 hereto.

3.03 Failure to Pay When Due

Any amount payable to the Administrator hereunder and which is not remitted to the Administrator when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgment), at a rate per annum equal to the prime rate charged by the Trust's principal banker plus 1% per annum from the date payment is due until the date payment is made.

3.04 No Fee

The Administrator shall not be entitled to the payment of a fee for the services provided by the Administrator to the Trust hereunder.

ARTICLE 4 - RECORDS

4.01 Books and Records

The Administrator shall keep proper books, records and accounts in which full, true and correct entries in conformity with Canadian generally accepted accounting principles and all requirements of Applicable Laws will be made of all dealings and transactions in relation to the activities of the Trust and the performance of the services under this Agreement at the Administrator's head office in the Province of Alberta.

4.02 Examination of Records

The Administrator shall make available to the Trustees and their authorized representatives at any time during normal business hours on a Business Day all records, documents or information related to the activities of the Trust, wherever maintained. The Administrator shall permit the Trustees and their authorized representatives at any time during normal business hours on a Business Day to examine the books, records, drawings, computer-stored data, correspondence, accounting procedures and practices, cost analyses and any other supporting financial data, including invoices, payments or claims and receipts pertaining to the activities of the Trust maintained by the Administrator at its head office. Any examination at the Administrator's head office shall be conducted in a manner which will not unduly interfere with the conduct of the Administrator's business in the ordinary course. The Administrator shall furnish to the Trustees or their authorized representatives such financial and operating data and other information with respect to the activities of the Trust as the Trustees or their authorized representatives shall from time to time reasonably request.

4.03 Compliance

The Administrator shall deliver to the Trustees within 90 days after the end of each fiscal year a certificate signed on behalf of the Administrator by the chief executive officer and the chief financial officer of the Administrator, or such other officers as may be agreed to by the Trust, stating that a review of the activities of the Administrator and the Trust during the preceding fiscal year has been made under the supervision of such officers and that, based on that review and their best knowledge, the Administrator has fulfilled all of its obligations, and complied with all of the terms of, this Agreement in all material respects and that no default hereunder (or event which, with notice or lapse of time or both, could become a default hereunder) occurred during such fiscal year.

4.04 Compliance by Third Parties and Others

Where a third party has been engaged by the Administrator, the Administrator shall exercise commercially reasonable efforts to cause such third party to take such action as is necessary to permit the Administrator to remain in compliance with its obligations, duties and covenants under this Agreement and to cause such third party to refrain from taking any action which would result in the Administrator being in breach of its obligations, duties and covenants under this Agreement and the Administrator shall remain responsible for the actions of such third party.

ARTICLE 5 - OBLIGATIONS AND COVENANTS OF THE TRUST

5.01 Obligations and Covenants of the Trust

The Trust shall:

(a) grant access or cause access to be granted to the Administrator to the information necessary in order for the Administrator to perform its obligations, covenants and responsibilities pursuant to the terms hereof; and

(b) provide, or cause to be provided, all information as may be reasonably requested by the Administrator, and promptly notify the Administrator of any material facts or information of which it is aware, in relation to and which may affect the performance of the obligations, covenants or responsibilities of the Administrator pursuant to this Agreement, including any known pending or threatened suits, actions, claims, proceedings or orders by or against the Trust or any of its affiliates before any court or administrative tribunal.

ARTICLE 6 - ACTIVITIES OF ADMINISTRATOR

6.01 Standard of Care and Delegation

(a) In exercising its powers and discharging its duties under this Agreement, the Administrator shall exercise the powers and discharge the duties conferred hereunder honestly, in good faith and in the best interests of the Trust and in connection therewith shall exercise that degree of care, diligence and skill that a

reasonably prudent oil and natural gas industry advisor and administrator having responsibilities of a similar nature would exercise in comparable circumstances. The Administrator's objective in exercising its powers and discharging its duties hereunder shall be to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust. In pursuing such objective, the Administrator will employ prudent oil and natural gas business practices. All of the Administrator's activities in relation to this Agreement and the Trust will be conducted in accordance with applicable laws with a view to the best interests of the Unitholders and the Trust.

(b) Subject to the prior approval of the Trustees of the delegation of any material obligations, which approval will not be unreasonably withheld, the Administrator may delegate specific aspects of its obligations hereunder to any other Person, provided that such delegation shall not relieve the Administrator of any of its obligations under this Agreement.

(c) Notwithstanding Section 6.01(b), the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivity of any Person to which any such obligations may have been delegated, provided that in making such specific delegation, the Administrator acted in accordance with this Section 6.01. Where possible, the Administrator will structure any delegation in a manner that will permit the Trustees on behalf of the Trust to bring an action directly against the delegatee.

6.02 Reliance

In carrying out its duties hereunder, provided the Administrator has acted in accordance with the standard of care set out in Section 6.01(a) hereof, the Administrator and its delegates shall be entitled to rely on:

(a) statements of fact of other Persons (any of which may be Persons with whom the Administrator is affiliated or associated) who are considered by the Administrator, acting reasonably, to be knowledgeable of such facts; and

(b) statements, the opinion or advice of or information from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert selected by the Administrator, provided that the Administrator exercised reasonable care and diligence in selecting such Person to provide such statements, opinion, advice or information; and may employ such experts as may be necessary to the proper discharge of its duties.

The Administrator may rely, and shall be protected in acting, upon any instrument or other documents reasonably believed by it to be genuine and in force.

6.03 No Liability for Advice

The Administrator shall not be liable, answerable or accountable to the Trust, the Trustees or any Unitholder for any loss or damage resulting from, incidental to or relating to the

provision of services hereunder by the Administrator, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from the fraud, wilful default or gross negligence of the Administrator in performing its obligations hereunder.

6.04 Conflict of Interest

(a) To the extent there is a conflict of interest between the Administrator acting in that capacity and the Trust in respect of any matter, the Administrator shall resolve such conflicts, on a basis consistent with the objectives and funds of each group of interested parties and the time limitations on investment of such funds, all consistent with the duty of the Administrator to deal fairly and in good faith with each group or persons.

(b) In the event that the interests of the Administrator are in conflict with those of the Trust or the Unitholders, the Administrator shall make decisions acting in good faith, having regard to the best interests of the Unitholders and the Trust and in a manner that would not contravene its fiduciary obligations to Unitholders.

6.05 Additional Information

The Trustees acknowledge that conducting the activities contemplated herein may have the incidental effect of providing additional information with respect to or augmenting the value of properties or assets in which the Administrator or its affiliates or associates have an interest and the Trustees agree that neither the Administrator nor its affiliates or associates shall be liable to account to the Trustees, the Trust or any Unitholder with respect to such activities or results; provided, however, that the Administrator shall not, in making any use of any such information, do so in any manner that the Administrator knew, or ought reasonably to have known, would cause or result in a breach of any confidentiality provision of agreements to which the Trustees or the Trust are parties or are bound.

6.06 Confidentiality

Subject to Section 6.05, the Administrator shall not, without the prior written consent of the Trust, disclose to any third party any information about the Trust acquired or developed pursuant to the performance of services under this Agreement except that consent shall not be required to the following disclosure:

(a) information disclosed as required by law or the regulations, rules or policies of any stock exchange on which any Trust Units are listed or as may be required by the regulations or policies of any Governmental Entity;

(b) information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Trust; or

(c) information disclosed that the Administrator acting reasonably deems to be necessary to be disclosed on a confidential basis for the proper performance of its

duties and obligations under this Agreement, including without limitation, disclosure of information to consultants and other third parties engaged by or assisting the Administrator in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this section shall survive the termination of this Agreement.

ARTICLE 7 - INDEMNIFICATION

7.01 Indemnification of the Administrator

The Administrator and any Person who is serving or shall have served as a director, officer or employee of the Administrator shall be indemnified and saved harmless by the Trust from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to this Agreement or the provision of services hereunder, unless such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any Person referred to in this Section 7.01 may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

7.02 Indemnification of the Trust and the Trustees and Officers of the Trust

The Trust and the Trustees and officers of the Trust shall be indemnified and saved harmless by the Administrator from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the fraud, wilful default or gross negligence of the Administrator in the performance of its obligations hereunder, unless such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) arise from the fraud, wilful default or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any other rights to which the Trust, the Trustees or the officers of the Trust may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

ARTICLE 8 - TERM AND TERMINATION

8.01 Term

Subject to Section 8.04, this Agreement shall continue in force for a period of 10 years from the Effective Date unless terminated earlier by the Trust, in its sole discretion, by notice in writing to the Administrator given at least 30 days prior to the effective date of termination which shall be stated in such notice and upon payment to the Administrator of any amounts required to be paid to it as provided for in Section 8.06.

8.02 Automatic Renewal

Subject to Section 8.04 and 8.05 and any earlier termination pursuant to Section 8.01, upon the expiry of the 10 year initial term of this Agreement provided pursuant to Section 8.01, the term of this Agreement shall be automatically renewed for a further term of three years subject to the Trust's right of earlier termination on the same basis as provided in Section 8.01 and subject to Section 8.04 and thereafter automatically for such additional three year renewal terms upon the expiry of each preceding renewal term, all subject to Section 8.01 and subject to Section 8.04.

8.03 Effect of Termination

Upon the effective date of termination of this Agreement, the Administrator shall:

(a) forthwith deliver to the Trust all books, records, accounts, documents, systems and manuals which it has developed and maintained relating to the Trust pursuant to this Agreement;

(b) forthwith pay to the Trust, or to the order of the Trust, all monies collected and held for the Trust pursuant to this Agreement, after deducting any reimbursement of expenses to which it is then entitled pursuant to Sections 3.01 and 8.06;

(c) so soon thereafter as is reasonably practicable, deliver to the Trust, or to the order of the Trust, a complete auditor's report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last audited statement furnished to the Trust; and

(d) forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of the Trustees all property and documents of the Trust then in the custody of the Administrator.

8.04 Default upon Insolvency or Bankruptcy

This Agreement shall be immediately terminable by written notice from the Administrator or the Trustees to the other, as the case may be, in the event that:

(a) the Trust terminates or a decision of the Unitholders is made to terminate or wind-up the Trust;

(b) the Administrator or the Trust, as the case may be:

(i) institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

(ii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

(iii) consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy; or

(iv) makes an assignment for the benefit of its creditors generally;

(c) a court having jurisdiction enters a decree or order adjudging the Administrator or the Trust, as the case may be, a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy;

(d) any proceeding with respect to the Administrator is commenced under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors' Arrangement Act* (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants; or

(e) any proceeding with respect to the Trust is commenced under the *Bankruptcy and Insolvency Act* (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants.

8.05 Default upon Material Breach

Subject to Article 9, this Agreement shall be immediately terminable by written notice from the Administrator or the Trustees to the other, as the case may be, in the event that the other Party defaults (the "**Defaulting Party**") in the performance of a material obligation under this Agreement, which default is not remedied within 30 days after written notice thereof has been delivered to the Defaulting Party.

8.06 Payment

Upon a written notice to terminate this Agreement being given pursuant to Section 8.01 or 8.04, the Trust shall either pay to the Administrator, before or at the time of the termination of this Agreement, all costs and expenses incurred or required to be incurred by the Administrator in terminating contracts the Administrator has entered into with the approval of the Trust in the performance by the Administrator of its duties under this Agreement (less any amount owing by the Administrator to the Trust) or, at the election of the Trust, assume the obligations of the Administrator under such contracts or any of them. Thereafter, from and after the effective date of termination of this Agreement, the Administrator shall not be entitled to any further reimbursement of out-of-pocket expenses but shall be reimbursed for all expenses incurred by it, prior to the effective date of termination.

8.07 Continuing Obligations

Notwithstanding termination of this Agreement, the Parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination.

ARTICLE 9 - FORCE MAJEURE

9.01 Consequences of Force Majeure

During the occurrence of an event of Force Majeure, the obligations of the Party affected by such event of Force Majeure, to the extent that such obligations cannot be reasonably performed as a result of such event of Force Majeure, shall be suspended, and such Party shall not be considered to be in breach or default hereunder, for the period of such occurrence, except that the occurrence of an event of Force Majeure:

(a) affecting the Trust but not affecting the performance of the Administrator's obligations hereunder, shall not relieve the Trust of its obligation to make payments of the expenses of the Administrator; or

(b) affecting the Administrator but not affecting the performance of the Trust's obligations hereunder, shall not relieve the Trust of its obligation to make payments of the expenses of the Administrator incurred before the event of Force Majeure in respect of services performed by the Administrator prior to such event of Force Majeure.

The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure. No obligation of either Party that arose prior to the event of Force Majeure causing the suspension of performance shall be excused as a result of the event of Force Majeure.

9.02 Notice

Upon the occurrence of an event of Force Majeure, the non-performing Party:

(a) shall give the other Party prompt written notice of the particulars of the event of Force Majeure and its expected duration; and

(b) shall use its best efforts to remedy its inability to perform.

ARTICLE 10 - RESOLUTION OF DISPUTES AND ARBITRATION

10.01 Dispute

If any issue, controversy, dispute, claim, question or disagreement of any kind or nature (a "**Dispute**") between the Parties arises out of or in connection with this Agreement, the Parties shall seek to settle the Dispute.

10.02 Arbitration

Except as is expressly provided in this Agreement, if the applicable Parties do not reach a solution pursuant to Section 10.01 within a period of 60 days following the first notice of the Dispute by any Party to the other, then upon written notice by any Party to the other, the Dispute shall be finally settled by arbitration in accordance with the provisions of the *Arbitration Act*

(Alberta), provided that the following rules and provisions shall apply to the arbitration proceeding:

(a) The arbitration tribunal shall consist of one arbitrator appointed by mutual agreement of the Parties, or in the event of failure to agree within 10 Business Days following delivery of the written notice to arbitrate, any Party may apply to a judge of the Court of Queen's Bench of Alberta to appoint an arbitrator. The arbitrator selected by the Court shall be from a list of two individuals independent of each Party which shall be submitted to the court by each Party. The arbitrator shall be qualified by education and training to pass upon the particular matter to be decided.

(b) The arbitrator shall be instructed that time is of the essence in the arbitration proceeding and that in any event, the arbitration award must if at all possible be made within 45 days of the submission of the Dispute to arbitration or as soon thereafter as possible.

(c) After written notice is given to refer any Dispute to arbitration, the Parties will meet within 15 Business Days of delivery of the notice and will negotiate in good faith any changes in these arbitration provisions or the rules of arbitration which are herein adopted or which may be prescribed by the *Arbitration Act* (Alberta), in an effort to expedite the process and otherwise ensure that the process is appropriate given the nature of the Dispute and the values at risk.

(d) The arbitration shall take place in Calgary, Alberta.

(e) The arbitration award shall be given in writing and shall be final and binding on the Parties, not subject to any appeal, and shall deal with the question of costs of arbitration and all related matters.

(f) Judgment upon any award may be entered in any Court having jurisdiction or application may be made to the Court for a judicial recognition of the award or an order of enforcement, as the case may be.

(g) All Disputes referred to arbitration (including the scope of the agreement to arbitrate, any statute of limitations, set-off claims, conflict of laws rules, tort claims and interest claims) shall be governed by the law of Alberta.

(h) The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including any pleadings, briefs, or other documents submitted or exchanged, any testimony or other oral submissions and any awards) shall not be disclosed beyond the arbitrator, the Parties, their counsel and any person necessary to the conduct of the proceeding, except as may lawfully be required in judicial proceedings relating to the arbitration or otherwise as required by law.

(i) The Parties agree that any fees charged by the arbitrator shall be shared equally by the Parties involved in the arbitration subject to any cost orders that the arbitrator may make.

10.03 Continued Performance

During the conduct of Dispute resolution procedures pursuant to this Article 10, the Parties shall continue to perform their respective obligations under this Agreement and neither Party shall exercise any other remedies to resolve such Dispute.

ARTICLE 11 - GENERAL MATTERS

11.01 No Partnership, Joint Venture or Trust

The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the Administrator shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any Person, whether or not a Party, in connection with the discharge by the Administrator of such obligations.

11.02 Trustees Not Liable

The Parties hereto acknowledge that the Trustees are entering into this Agreement solely in their capacity as trustees of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustees or any registered or beneficial holder of Trust Units or any beneficiary under a plan of which a holder of Trust Units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Trust Indenture of the Trust dated as of August 16, 2004, as amended from time to time.

11.03 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the Parties hereto or their respective successors or assigns.

11.04 Assignment

This Agreement may be assigned by any Party hereto only with the prior written consent of the other Party.

11.05 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the Parties agree that this Agreement shall be construed as if such an unenforceable or invalid term, covenant or condition was never contained herein.

11.06 Notices

All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile transmittal during normal business hours on any Business Day to the address of the Party, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile transmittal (as the case may be) if such delivery or facsimile transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Notices shall be provided:

(a) To the Trust:

Esprit Energy Trust
900, 606 - 4th Street SW
Calgary, AB T2P 1T1

Attention: Chairman of the Board of Trustees
Telephone No. (403) 213-3700
Fax No.: (403) 213-3735

(b) To the Administrator:

Esprit Acquisition Corp.
900, 606 - 4th Street SW
Calgary, AB T2P 1T1

Attention: Chief Financial Officer
Telephone No. (403) 213-3700
Fax No.: (403) 213-3735

11.07 Governing Law and Attornment

The provisions of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any

legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta. Each Party hereby attorns to and accepts the jurisdiction of such courts.

11.08 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

11.09 Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof between the Parties, other than as expressly set forth in this Agreement.

11.10 Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.

11.11 Further Assurances

Each of the Parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

11.12 Time of the Essence

Time shall be of the essence in respect of this Agreement.

11.13 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.14 Facsimile Execution

Execution and delivery of this Agreement may be effected by any Party by facsimile transmission of the execution page hereof to the other Parties. A Party delivering this Agreement by facsimile transmission shall thereafter forthwith deliver to each of the other Parties an original execution page hereof with its original execution located thereon; provided, however, that any failure by a Party to so deliver such original signature page shall not affect the validity or enforceability hereof by or against that Party.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

ESPRIT ENERGY TRUST
by its Trustees

For and on behalf of the Trustees

Per: (signed) "*Stephen J. Savidant*"

Per: (signed) "*Stephen B. Soules*"

ESPRIT ACQUISITION CORP.

Per: (signed) "*Stephen J. Savidant*"

Per: (signed) "*Greg Jerome*"

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust provides 2004 tax information

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Feb. 24 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") is pleased to provide 2004 tax information for its Canadian and U.S. resident unitholders.

Estimated 2004 Tax Information for Canadian Unitholders

The following information is being provided to assist individual Canadian resident unitholders of Esprit Energy Trust for the calendar year 2004. The information is intended as a general guideline and should not be considered legal advice to any particular existing or potential unitholder. The information is not intended to cover all possible income tax considerations. Unitholders of the Trust should consult their own legal and tax advisors as to the specific tax consequences of holding their Trust units.

Trust Units Held Within an RRSP, RRIF, RESP or DPSP

Unitholders who held Esprit Energy Trust units in a Registered Retirement Savings Plan ("RRSP"), Registered Retirement Income Fund ("RRIF"), Registered Education Savings Plan ("RESP") or Deferred Profit Sharing Plan ("DPSP") should not report any amount on their 2004 T1 Income Tax Return.

Trust Units Held Outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their trust units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary and were entitled to receive cash distributions during 2004, will receive a "T3 supplementary" slip directly from their broker or intermediary, not from Esprit nor our Transfer Agent, Computershare Trust Company of Canada ("Computershare").

Registered unitholders of Esprit trust units who were entitled to receive cash distributions during the period from Computershare (and not from a broker or intermediary) will receive a "T3 Supplementary" slip directly from Computershare.

2004 Cash Distribution Information for Canadian Unitholders

Esprit currently estimates that distributions earned by Canadian resident unitholders in respect of the 2004 taxation year are 65 percent taxable and 35 percent a return of capital. Final information will be provided once the December 31, 2004 tax return for Esprit Energy Trust is completed. The return will be finalized on or before March 31, 2005.

The table below summarizes, on a per unit basis, the estimated taxability of 2004 distributions. This schedule is for information purposes only and may be subject to change upon finalization of the tax return for Esprit Energy Trust.

<<

Record date	Payment date	Distribution paid ($/unit)	Taxable Amount (65%)	Return of Capital Amount (35%)

Oct. 31	Nov. 15	0.14	0.091	0.049
Nov. 30	Dec. 15	0.14	0.091	0.049
		0.28	0.180	0.100

Adjusted Cost Basis

Holders of Esprit Trust units must reduce the Adjusted Cost Base ("ACB") of their units by an amount equal to the cumulative cash received from distributions minus cumulative taxable amounts reported as "Other income" on their "T3 Supplementary" slips. Further information on calculating the ACB for Esprit trust units following the restructuring can be found on the Esprit website at www.eee.ca

2004 Tax Information for United States Unitholders

The following information is being provided to assist individual U.S. unitholders of Esprit Energy Trust who hold their units through a broker or other intermediary in reporting dividends received from the Trust on their IRS Form 1040 - U.S. Individual Income Tax Return for the calendar year 2004. The information is intended as a general guideline and should not be considered legal advice to any particular existing or potential unitholder. The information is not intended to cover all possible U.S. income tax considerations. Unitholders of the Trust should consult their own legal and tax advisors as to the specific U.S. tax consequences of holding their Trust units.

Qualifying Dividends

We believe the Trust should be treated as a qualified corporation for U.S. tax purposes. As such, dividend distributions from the Trust should generally be considered "Qualifying Dividends" subject to tax at a reduced rate in the U.S. The taxable portion of the monthly distribution is determined annually by the Trust based upon current and accumulated earnings and profits in accordance with U.S. tax law. The taxable portion of the monthly distribution is considered a dividend for U.S. tax purposes. The return of capital portion of the monthly distribution will reduce your basis in your Trust units.

If you are a registered unitholder, you will receive a 1099-DIV slip (or equivalent) from our transfer agent (Computershare). If you hold units through a broker or other intermediary, you may receive a 1099-DIV slip (or equivalent) directly from your broker or intermediary, not from our transfer agent (Computershare) or us. Information on the 1099-DIV slip issued by your broker or intermediary may not accurately reflect the information in this release for a variety of reasons. Investors should consult their broker and tax advisor to ensure that the information presented here is accurately reflected in their tax returns.

For 2004, the Trust has calculated that 41.74% of the distributions made in 2004 are dividends that should be "Qualifying Dividends". The remaining 58.26% of the 2004 distributions should be a tax-deferred return of capital. If the total amount of the non-dividend portion of a distribution exceeds a unitholder's cost basis of their Trust units, the excess should be reported as a capital gain.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on an IRS Form 1040 - U.S. Individual Income Tax Return where Trust units are held within a qualified retirement plan.

Trust Units Held Outside of a Qualified Retirement Plan

As previously mentioned, U.S. individual unitholders who hold their Trust units through a stockbroker or other intermediary may receive tax-reporting information from their stockbroker or intermediary. We expect that the stockbroker or intermediary will issue a Form 1099 - DIV "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary. The deadline for mailing a Form 1099 - DIV is January 31, 2005. Amounts reported on the Form 1099-DIV should be compared for accuracy against calculations based on the information in the table below.

The amount included on Line 1b of the Form 1099 - DIV represents dividends that could be eligible for the qualified dividend tax rate. We believe the taxable portion of the Trust's monthly distributions should be considered "Qualified Dividends". Accordingly, they should be reported on Line 9b of the U.S. federal income tax return unless the fact situation of the U.S. individual unitholders determines otherwise. Commentary on page 23 of the IRS 2004 1040 Instruction booklet with respect to "Qualified Dividends" provides examples of individual situations where dividends would not be "Qualified Dividends". Where, due to individual situations, the dividends are not "Qualified Dividends", the amount should be reported on Schedule B - Part II - Ordinary Dividends, Line 9a of your U.S. federal income tax return.

The amount included in Line 3 of the Form 1099 - DIV is generally non-taxable. This amount is non-taxable if it is a return of your cost basis in the Trust units. You must reduce your cost (or other basis) by this amount for calculating capital gain or loss when you sell your units. If this amount exceeds your cost basis, report the excess as a capital gain, even though the Form 1099 - DIV shows the amount as non-taxable.

U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet to determine the amount of tax that may be otherwise applicable.

The amount included on Line 6 of the Form 1099 - DIV representing the amount of foreign tax paid (Canadian withholding tax), if any, should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate, or Trust)". Information regarding the amount of Canadian tax withheld in 2004 should be available from your stockbroker or other intermediary and is not available from the Trust.

2004 Cash Distribution Information for U.S. Unitholders

The following table provides, on a per unit basis, the breakdown of the amount of cash dividends, prior to Canadian withholding tax, paid by the Trust during 2004. The amounts are segregated between the portion of the cash distribution that would be reported on U.S. Form 1099-DIV as "Qualified Dividends" and the portion reported as "Non-Dividend Distributions". The amounts shown on the attached schedule are converted to U.S. dollars on the applicable payment dates. This schedule is for information purposes only.

Record date	Payment date	Distribution paid (C$/unit)	Exchange rate	Distribution paid (US$ per unit)	Taxable qualified dividends (US$/unit)	Non-dividend distribution
Oct. 31	Nov. 15	0.14	0.8384	0.1174	0.0490	0.0684
Nov. 30	Dec. 15	0.14	0.8097	0.1134	0.0473	0.0661

0.28	0.2308	0.0963	0.1345

This information is not exhaustive of all possible income tax considerations, but is a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Trust units. Holders or potential holders of Trust units should consult their own legal and tax advisors as to their particular tax consequences of holding Trust units.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units hold no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

>>

%SEDAR: 00021286E

/For further information: please contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770, 1-888-213-3713, lciulka(at)eee.ca/
(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 10:33e 24-FEB-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust Announces Increased Exchangeable Share Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, March 4 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that effective March 15, 2005; the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.04547 to 1.05654. The increase in the Exchange Ratio is calculated by multiplying the $0.14 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Class B Trust Units of the Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Class B Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long life, gas focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units hold no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

%SEDAR: 00021286E

/For further information: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770, toll free 1-888-213-3713, lciulka(at)eee.ca/
(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 18:02e 04-MAR-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust and Resolute Energy Inc. Jointly Announce a Combination Agreement and the Creation of an Exploration and Coalbed Methane Development ("ExCo") Company

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, March 14 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") and Resolute Energy Inc. ("Resolute") jointly announced today that they have entered into an agreement whereby, through a plan of arrangement (the "Arrangement"), the Trust will acquire the majority of Resolute's assets. Certain Resolute assets will be transferred to a separate exploration and coalbed methane development company, to be named at a later date ("ExCo").

Pursuant to the Arrangement, Resolute shareholders will receive 0.338 units of the Trust and 0.2857 shares of a publicly traded ExCo for each Resolute share held. Resolute shareholders will also receive for each of their shares, 0.0269 ExCo transaction warrants, exercisable for 30 days at its current estimated asset value.

"This transaction fits with Esprit's strategy to grow its reserves and production base through value-adding acquisitions that meet its criteria of high quality, natural gas focused assets located in Western Canada", said Steve Savidant, Esprit's President and CEO. "It diversifies our production base and significantly increases our development drilling opportunities for the future".

The assets acquired through this transaction increase Esprit's production by approximately 60 percent and reduce the Trust's dependence on the Olds area. The new assets are predominantly sweet, natural gas properties and increase the Trust's proportion of sweet gas production from 29 percent to 55 percent of its total gas production.

The additional land and reserves provide new development opportunities, with approximately 150 locations which Esprit plans to drill over the next two years. Esprit believes that these development opportunities, plus those already identified on the Trust assets, will allow Esprit to hold production at the combined level of 17,650 barrels of oil equivalent ("boe") per day for the next two years.

In addition, the Trust believes that this transaction will benefit Esprit unit holders for the following reasons:

- The transaction is accretive to cash flow, production and net asset value on a per unit basis.
- Esprit maintains a longer than industry average reserve life and high natural gas weighting.
- Esprit's production increases by approximately 60 percent to 17,650 boe per day.
- An additional 15.7 million barrels of oil equivalent ("mmboe") of proved reserves and 20.4 mmboe of proved plus probable reserves are added to Esprit's asset base.
- Cost synergies are expected to result in lower per unit costs once the transaction is completed.
- The transaction strengthens Esprit's balance sheet.

This transaction increases Esprit's market capitalization from $550 million to approximately $875 million. This increased size is expected to give the Trust increased trading liquidity and better access to capital.

"I believe this transaction is an excellent opportunity to create value for our shareholders" said Brian Lemke, Resolute's President and CEO. "I am excited about the future of the new exploration and coalbed methane development company. I also believe shareholders will benefit from their participation in Esprit with its strong asset base, management and Board, and focus on sustainability."

Resolute believes the transaction will enhance value for its shareholders by providing the following benefits:

- The different investment opportunities created by this transaction allow shareholders the ability to align their investment strategy with the risks and returns offered by each investment.
- The transaction gives Resolute shareholders the opportunity to achieve an attractive value for Resolute's asset base.
- Resolute shareholders will be able to participate in a Trust with lower risk, long-life, natural gas weighted assets that provides an attractive and tax-efficient monthly cash distribution.
- Resolute shareholders will also have the opportunity to be part of a high-growth, exploration and coalbed methane development company.

In addition to 0.338 units of the Trust, Resolute shareholders will receive for each Resolute common share approximately 0.2857 of a common share and 0.0269 transaction warrants in ExCo, a publicly traded company. Under the Arrangement, ExCo will acquire Resolute's coal bed methane ("CBM") assets in the Malmo area and over 68,000 net acres of undeveloped land. Current production from Malmo is 2.7 million cubic feet ("mmcf") per day (450 boe per day) with approximately 6 mmcf per day (1,000 boe per day) awaiting the completion of flow-line and compression facilities.

Based on two independent evaluations as at December 31, 2004, ExCo's Malmo reserves have an estimated value of $54 million. The value of undeveloped land has been estimated at $4.2 million.

Resolute's existing management team will continue with Brian Lemke as the Executive Chairman, David Elgie as President and Chief Executive Officer and Dean Setoguchi as Chief Financial Officer. In addition, ExCo will staff a full complement of technical professionals to manage and execute the company's exploration and development programs.

At Closing, ExCo will assume an estimated $15 million of net debt relating to the first phase of CBM development in 2005. A capital expenditure program of $18 to $24 million is planned for the remainder of the year. Initial financing for the ExCo, in the aggregate amount of $11.0 million, will be provided by a private placement to ExCo management of $5.5 million and an equal amount of proceeds from the exercise of transaction warrants, at the same price as the private placement.

ExCo will be well positioned to aggressively pursue the full potential of its CBM properties while focusing on new exploration opportunities.

Reserves

The following table shows the reserves to be acquired by Esprit. All reserves were independently evaluated by Gilbert Laustsen Jung Associates Ltd. in accordance with National Instrument 51-101 as of December 31, 2004.

<<

	Natural Gas (mmcf)	NGLs (mbbls)	Oil (mbbls)	Total (mboe)
Proved Producing	57,046	537	2,976	13,021
Total Proved	70,390	605	3,358	15,695
Total Proved plus Probable	91,265	781	4,453	20,445

(mmcf - million cubic feet, mbbls - thousand barrels , mboe - thousand barrels of oil equivalent)

The acquired assets have a proved plus probable reserve life of 8.4 years. With the addition of these assets, Esprit's proved plus probable reserve life will be 10.8 years and remains above average for the industry.

The assets to be acquired by Esprit are located in northwest, central and southern Alberta and Saskatchewan. Current production from these assets is approximately 6,650 boe per day, including about 30.3 mmcf per day of natural

gas and 1,600 barrels per day of oil and natural gas liquids. Esprit's production, including the volumes added by this transaction, remains approximately 90 percent operated. In addition to production and reserves, this acquisition also includes approximately 148,000 net acres of undeveloped land and a significant inventory of drilling opportunities.

Resolute's Board of Directors has determined that the Arrangement is in the best interests of Resolute shareholders. Peters & Co. Limited is acting as financial advisor to Resolute and has provided an opinion to Resolute's Board of Directors that the consideration receivable by Resolute shareholders pursuant to the Arrangement is fair, from a financial point of view, to Resolute shareholders.

The Board of Directors of Resolute will call a Special Meeting of Shareholders to approve the Arrangement which is expected to close in late April 2005. Officers and directors of Resolute holding approximately 8 percent in aggregate of the fully diluted shares of Resolute have agreed to vote in favour of the Arrangement.

In addition, the Board of Directors of Resolute has agreed that they will not solicit or initiate discussions or negotiations with any third party for any business combination involving Resolute. Resolute has agreed to pay Esprit a non-completion fee of $9 million in certain circumstances.

Pursuant to the Arrangement, Canadian resident Resolute shareholders will receive 0.338 Class B units of the Trust while non-Canadian resident shareholders will receive 0.338 Class A units of the Trust. Both resident and non-resident Resolute shareholders will also receive 0.2857 shares and 0.0269 transaction warrants of ExCo.

To the extent that the aggregate number of Class A trust units that would be issued to Resolute shareholders exceeds 80 percent of the number of Class B trust units issued to Resolute shareholders, the number of Class A trust units to be issued to any holder will be calculated on a pro-rata basis. For the amount of any shortfall in the Class A trust units otherwise issuable to Resolute holders, Esprit will issue that number of Class B units to the Depository. The Depository will then sell these Class B trust units in the open market and distribute the proceeds, less selling costs, to the holders who did not receive their full allocation of Class A trust units.

This transaction will require the approval of 66-2/3 percent of the votes cast by the shareholders, option holders and warrant holders of Resolute voting as a single class, the approval of the majority of the shareholders, excluding directors and officers of Resolute participating in the ExCo private placement and the approval of the Court of Queen's Bench of Alberta and certain regulatory agencies.

The Board of Trustees of Esprit has unanimously concluded that this transaction is in the best interests of Esprit unitholders. CIBC World Markets Inc. and North West Capital are acting as financial advisors to Esprit.

Updated 2005 Esprit Guidance

The additional volumes from this transaction are expected to increase Esprit's production base by 6,650 boe per day from the effective date of the transaction. The combined production is expected to average 17,650 boe per day in 2005.

Following the completion of the transaction, the increased production base and economies of scale are expected to allow the Trust to achieve lower per unit costs for the remainder of the year.

The acquired properties bring several important additions to the Trust's existing inventory of development opportunities. In 2005, $36 million of capital expenditures are budgeted to be spent developing the assets acquired from Resolute, bringing the capital program for the combined assets for the year to $76 million. This additional capital will be spent primarily on drilling approximately 70 gross wells mainly focused in the Berry and Winnifred areas, located in central and southern Alberta, respectively. Of the 2005 capital program, over 60 percent, or $46 million, will be spent on

drilling, resulting in a joint drilling program of approximately 110 gross wells for the year. In addition, $23 million will be spent on facilities with the remaining $7 million allocated to land, seismic and other areas.

Esprit expects to target a net debt to cash flow ratio of between 1.0 and 1.2 times for 2005 and over the long-term. On a combined basis, Esprit estimates net debt will be approximately $150 million after the close of the transaction.

Esprit expects to maintain its distribution payout ratio of 70 to 75 percent of cash flow and does not expect to alter the level of its current cash distributions. However, distributions are based on commodity price outlooks and other factors and remain subject to change.

Summary Table

	Esprit pre-acquisition	Resolute Trust Assets	Esprit Combined	ExCo
Reserves (mmboe)(x)				
Proved Producing	30.6	13.0	43.6	0.5
Total Proved	38.2	15.7	53.9	1.8
Total Proved plus Probable	49.4	20.4	69.8	4.5
Reserve Life - proved plus probable (years)(xx)	12.3	8.4	10.8	27.4
Current production (boe per day)	11,000	6,650	17,650	450
Undeveloped land (net acres)	153,000	147,900	300,900	68,600
Number of shares/unit issued and outstanding at Dec. 31 (millions)(xxx)	42.2	71.3	66.3	-

(x) Reserves were independently evaluated by Gilbert Laustsen Jung Associates in accordance with National Instrument 51-101 as of December 31, 2004.

(xx) Reserve Life calculated based on current production.

(xxx) Includes exchangeable shares for Esprit and fully diluted for Resolute.

Conference Call

A joint conference call is planned to discuss this transaction in more detail on Monday, March 14th at 11.30am MST (1.30pm EST). Callers from the Toronto area may dial 416-640-4127 and all other participants may dial the toll free number 1-800-814-4890 to join the call. A taped recording will be available until Monday March 28, 2005 by dialing 416-640-1917 from the Toronto area and 1-877-289-8525 from all other areas. The passcode is 21117475 followed by the number sign. This call will also be broadcast live on the internet and may be accessed at Esprit's website www.eee.ca. and at Resolute's website at www.resoluteenergy.com.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units hold no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

Resolute is a growing, independent oil and gas company, actively pursuing petroleum and natural gas exploration, development and production in Western Canada. Based in Calgary, Alberta, Resolute's common shares (RSE) trade on the

Toronto Stock Exchange. Learn more about Resolute at www.resoluteenergy.com.

All calculations converting natural gas to crude oil equivalent have been made using the ratio of six thousand cubic feet of natural gas to one barrel of crude oil equivalent.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit and Resolute at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit or Resolute that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

>>

%SEDAR: 00021286E

/For further information: Esprit Energy Trust: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, lciulka(at)eee.ca; Stephen Savidant, President and CEO, (403) 213-3729; Stephen Soules, Executive Vice President and CFO, (403) 213-3761; Resolute Inc: Brian Lemke, President and CEO, (403) 264-9562 or toll free 1-888-608-1866; C. Dean Setoguchi, Vice President and CFO, (403) 264-9562 or toll free 1-888-608-1866/

(EEE.A. EEE.B. RSE.)

CO: Esprit Energy Trust; Resolute Energy Inc.

CNW 12:16e 14-MAR-05

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

March 15, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
TSX

Dear Sirs:

Subject: Esprit Energy Trust

We advise the following with respect to the upcoming Meeting of unitholders for the subject Corporation:

1.	Meeting Type	:	Annual General Meeting
2.	Security Description of Voting Issue	:	Class A Trust Units / Class B Trust Units
3.	CUSIP Number	:	296 66N 103 / 296 66N 202
4.	Record Date	:	March 31, 2005
5.	Meeting Date	:	May 12, 2005
6.	Meeting Location	:	Calgary, AB

Yours truly,

"signed by"
COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Esprit Energy Trust

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc: Esprit Energy Trust
Attention: Greg Jerome

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces March Cash Distribution

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, March 17 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that its monthly distribution for March to unitholders of record on March 31, 2005 will be $0.14 per trust unit. The distribution will be paid on April 15, 2005. The ex-distribution date will be March 29, 2005.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units have no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

%SEDAR: 00021286E

/For further information: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770, lciulka(at)eee.ca/
(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 18:48e 17-MAR-05

An information circular detailing the Arrangement is anticipated to be mailed to securityholders of Resolute in early April. A meeting of the securityholders of Resolute to consider the Arrangement is scheduled to take place in late April. Resolute has set a record date of April 4, 2005 for the meeting.

The Arrangement will require the approval of 66⅔ percent of the votes cast by the shareholders, option holders and warrant holders of Resolute voting as a single class, the approval of the majority of the shareholders, excluding directors and officers of Resolute participating in the ExCo private placement (as hereinafter described) and the approval of the Court of Queen's Bench of Alberta and certain regulatory agencies.

Non-Solicitation Provisions

Pursuant to the Arrangement Agreement, Resolute has agreed to not directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(a) solicit, facilitate, initiate or encourage any Acquisition Proposal (which is defined in the Arrangement Agreement to mean with respect to Resolute, any inquiry or the making of any proposal to Resolute or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Resolute or its shareholders of more than 50% of the securities of Resolute (other than on exercise of currently outstanding Resolute options or Resolute warrants) or its subsidiaries; (ii) any acquisition of 50% or more assets of Resolute or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Resolute or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Resolute or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party hereto under the Arrangement Agreement or the Arrangement provided that inquiries or proposals regarding the assets to be transferred to ExCo assets shall not constitute an Acquisition Proposal under any circumstance;

(b) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to their respective businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(c) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(d) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision of the Arrangement Agreement, Resolute and its officers, directors and advisers may:

(e) enter into or participate in discussions or negotiations regarding ExCo or the assets of ExCo;

(f) enter into or participate in any negotiations or initiate any discussion with a third party which (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Resolute or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the confidentiality agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Trust and Esprit Exploration as set out below), may furnish to such third party information concerning Resolute and its business, properties and assets, in each case if, and only to the extent that:

 (i) the third party has first made a written bona fide Acquisition Proposal which the board of directors of Resolute determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of Resolute than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Resolute, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws (a "Superior Proposal"); and

 (ii) prior to furnishing such information to or entering into or participating in any such negotiations or initiate any discussions with such third party, Resolute provides prompt notice to the Trust and Esprit Exploration to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the Trust or Esprit Exploration, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Resolute shall notify the Trust and Esprit Exploration orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a summary of the details of such proposal (and any amendments or supplements thereto), the identity of the person making it (unless the Superior Proposal is an all cash offer), if not previously provided to the Trust or Esprit Exploration, copies of all information provided to such party and all other information reasonably requested by the Trust or Esprit Exploration), within 24 hours of the receipt thereof, shall keep the Trust and Esprit Exploration informed of the status and details of any such inquiry, offer or proposal and answer the Trust and Esprit Exploration's questions with respect thereto; or

(g) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(h) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, its board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement and after receiving the advice of financial advisors and outside counsel as reflected in minutes of the board of directors of Resolute, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and Resolute complies with its obligations set forth in the Arrangement Agreement and terminates the Arrangement Agreement and pays the termination fee.

Termination Fee

Pursuant to the Arrangement Agreement, Resolute, the Trust and Esprit Exploration have agreed that if at any time after the execution of the Arrangement Agreement:

(a) the board of directors of Resolute has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to Esprit or shall have resolved to do so prior to the date that the Arrangement becomes effective under the *Business Corporations Act* (Alberta) (the "Effective Date") other than in certain circumstances provided for in the Arrangement Agreement;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Resolute shareholders or to Resolute and: (i) the Resolute shareholders do not approve the Arrangement; and (ii) such Acquisition Proposal is consummated within 6 months of the date of the Arrangement Agreement;

(c) Resolute accepts, recommends, approves or enters into an agreement (other than a confidentiality agreement) to implement a Superior Proposal prior to the Effective Date or termination of the Arrangement Agreement;

(d) Resolute breaches any of its covenants in the Arrangement Agreement or wilfully breaches any other of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement; or

(e) Resolute breaches any of its representations, warranties or covenants made in the Arrangement Agreement (other than a wilful breach referred to in (d) above), which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement

(each of the above being a "Esprit Damages Event"), then in the event of the termination of the Arrangement Agreement, Resolute shall pay to Esprit $9.0 million or $2.0 million (in the case of an event referred to in (e) above) as liquidated damages in immediately available funds to an account designated by Esprit and Esprit Exploration within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Resolute shall be deemed to hold such fund in trust for Esprit.

If at any time after the execution of the Arrangement Agreement, Esprit or Esprit Exploration breaches any of its representations, warranties or covenants made in the Arrangement Agreement, which breach individually or in the aggregate would materially impede a condition to the

Arrangement being satisfied or the completion of the Arrangement (being a "Resolute Damages Event"), then in the event of termination of the Arrangement Agreement, Esprit shall pay to Resolute $2.0 million as liquidated damages in immediately available funds to an account designated by Resolute within one business day after the breach as described above and after such event but prior to payment of such amount, Esprit shall be deemed to hold such funds in trust for Resolute.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Esprit and Resolute;

(b) as a result of the failure to satisfy any of the conditions set forth in the Arrangement Agreement;

(c) by Esprit upon the occurrence of an Esprit Damages Event provided that in the event of an Esprit Damages Event, the Arrangement Agreement may not be terminated by Esprit unless Resolute securityholders do not approve the Arrangement as required in the interim order of the Court of Queen's Bench concerning the Arrangement or the Arrangement is not submitted for their approval;

(d) by Resolute upon the occurrence of an Esprit Damages Event and the payment by Resolute to Esprit of the applicable termination fee;

(e) by Esprit upon the occurrence of a Resolute Damages Event and the payment by Esprit to Resolute of the applicable termination fee; or

(f) by Resolute upon the occurrence of a Resolute Damages Event.

In the event of any such termination, the Arrangement Agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party under the Arrangement Agreement except with respect to the payment of the termination fee which shall survive such termination.

Impact on Esprit Energy Trust

The additional volumes from this transaction are expected to increase Esprit's production base by 6,650 boe per day from the effective date of the transaction. The combined production is expected to average 17,650 boe per day for the remainder of 2005.

Following the completion of the transaction, the increased production base and economies of scale are expected to allow the Trust to achieve lower per unit costs for the remainder of the year.

The acquired properties bring several important additions to the Trust's existing inventory of development opportunities. In 2005, $36 million of capital expenditures are budgeted to be spent developing the assets acquired from Resolute, bringing the capital program for the combined assets for the year to $76 million. This additional capital will be spent primarily on drilling approximately 70 gross wells mainly focused in the Berry and Winnifred areas, located in central and southern Alberta, respectively. Of the 2005 capital program, over 60 percent, or $46 million, will be spent on drilling, resulting in a joint drilling program of approximately 110 gross wells for

the year. In addition, $23 million will be spent on facilities with the remaining $7 million allocated to land, seismic and other areas.

Esprit expects to target a net debt to cash flow ratio of between 1.0 and 1.2 times for 2005 and over the long-term. On a combined basis, Esprit estimates net debt will be approximately $150 million after the close of the transaction.

Esprit expects to maintain its distribution payout ratio of 70 to 75 percent of cash flow and does not expect to alter the level of its current cash distributions. However, distributions are based on commodity price outlooks and other factors and remain subject to change.

Summary Table

	Esprit pre-acquisition	**Resolute Trust Assets**	**Esprit Combined**
Reserves (mmboe)(*)			
Proved Producing	30.6	13.0	43.6
Total Proved	38.2	15.7	53.9
Total Proved plus Probable	49.4	20.4	69.8
Reserve Life – proved plus probable (years) (xx)	12.3	8.4	10.8
Current production (boe per day)	11,000	6,650	17,650
Undeveloped land (net acres)	153,000	147,900	300,900
Number of shares/units issued and outstanding at Dec. 31 (millions) (xxx)	42.2	71.3	66.3

(*) Reserves were independently evaluated by Gilbert Laustsen Jung Associates in accordance with National Instrument 51-101 as of December 31, 2004.

(xx) Reserve Life calculated based on current production.

(xxx) Includes exchangeable shares for Esprit and fully diluted for Resolute.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units hold no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

The board of trustees of Esprit has unanimously concluded that this transaction is in the best interests of Esprit unitholders. CIBC World Markets Inc. and North West Capital are acting as financial advisors to Esprit.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Executive Officer:**

For further information, contact Stephen J. Savidant, President and CEO by telephone at (403) 213-3729 or Steve B. Soules, Executive Vice President and CFO by telephone at (403) 213-3761.

9. **Date of Report:**

March 22, 2005.

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 14th day of March, 2005,

AMONG:

ESPRIT ENERGY TRUST, a trust formed under the laws of the Province of Alberta ("**Esprit**")

- and -

ESPRIT EXPLORATION LTD., a corporation incorporated under the laws of Canada ("**Esprit Exploration**")

- and -

RESOLUTE ENERGY INC., a corporation incorporated under the laws of the Province of Alberta ("**Resolute** ")

WHEREAS Esprit, Esprit Exploration and Resolute wish to propose an arrangement involving Resolute and its securityholders;

AND WHEREAS the Parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta);

AND WHEREAS the Parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquisition Proposal**" means any inquiry or the making of any proposal to Resolute or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Resolute or its shareholders of more than 50% of the securities of Resolute (other than on exercise of currently outstanding Resolute Options or Resolute Warrants) or its subsidiaries; (ii) any acquisition of 50% or more assets of Resolute or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Resolute or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Resolute or its subsidiaries or any

other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party hereto under this Agreement or the Arrangement provided that inquiries or proposals regarding the ExploreCo Assets shall not constitute an Acquisition Proposal under any circumstance;

(c) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d) "**Applicable Laws**" means all applicable securities laws, rules of applicable stock exchanges and applicable corporate laws;

(e) "**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

(f) "**Arrangement Resolution**" means the special resolution in respect to the Arrangement and other related matters to be considered at the Resolute Meeting;

(g) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(h) "**Business Day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(i) "**Certificate**" means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(j) "**Closing Time**" shall be 8:00 a.m. (Calgary time) on the Business Day immediately following the date of the later of the Resolute Meeting unless otherwise agreed to by Esprit and Resolute;

(k) "**Competition Act**" means the *Competition Act*, R.S. 1985, c. C-34, as amended;

(l) "**Confidentiality Agreement**" means the confidentiality agreements between Esprit and Resolute dated December 8, 2004 and February 18, 2005 in respect of information relating to Esprit, Esprit Exploration and Resolute;

(m) "**Court**" means the Court of Queen's Bench of Alberta;

(n) "**Effective Date**" means the date the Arrangement becomes effective under the ABCA which is scheduled to occur on April 29, 2005 or such later date as may be agreed to by Resolute and Esprit;

(o) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(p) "**Esprit**" means Esprit Energy Trust, a trust duly settled under the laws of Alberta;

(q) "**Esprit Class A Trust Unit**" means a Class A trust unit of Esprit;

(r) **"Esprit Class B Trust Unit"** means a Class B trust unit of Esprit which may not be owned or controlled, directly or indirectly, otherwise than by security only, by non-residents of Canada (as that term is defined in the Trust Indenture);

(s) **"Esprit Exploration"** means Esprit Exploration, a corporation amalgamated under the ABCA;

(t) "**Esprit Financial Statements**" means the audited consolidated financial statements of Esprit for the year ended December 31, 2004, together with the notes thereto and the report of the auditors thereon;

(u) "**Esprit Information**" means the information included in the Resolute Information Circular describing Esprit and its business, operations and affairs;

(v) "**ExploreCo**" has the meaning set forth in Section 2.5;

(w) "**ExploreCo Assets**" means the assets and liabilities identified in **Schedule B** to this Agreement, the ExploreCo ROFR Assets (as defined in the Plan of Arrangement) and such additional assets and liabilities as Resolute and Esprit shall agree, acting reasonably, to be transferred by Resolute to ExploreCo pursuant to the Arrangement;

(x) "**ExploreCo Common Shares**" means the common shares in the capital of ExploreCo;

(y) "**ExploreCo Conveyance Agreement**" means the agreement to be entered into between Resolute and ExploreCo, in form satisfactory to each of Resolute and Esprit, acting reasonably, effecting the sale of ExploreCo Assets to ExploreCo which shall be in form customary for similar transactions involving the purchase and sale of crude oil and natural gas and related assets including the provisions specifically set forth in this Agreement and in **Schedule B** to this Agreement;

(z) "**ExploreCo Employees**" means those individuals identified in **Schedule D** to this Agreement who are currently employed by Resolute and, subject to receipt of the release referred to in Section 2.6 hereof, whose employment shall be terminated by Resolute at the Effective Date and who ExploreCo shall provided offers of employment effective as at the Effective Time;

(aa) "**ExploreCo Arrangement Warrants**" means the warrants issued to Resolute Shareholders pursuant to the Arrangement;

(bb) "**ExploreCo Incentive Plans**" means the incentive plans for the benefit of the ExploreCo Service Providers under which the maximum number of ExploreCo Common Shares reserved for issuance shall, in the aggregate, not exceed 10% of the ExploreCo Outstanding Shares and summarized in Schedule C;

(cc) "**ExploreCo Outstanding Shares**" means the number of ExploreCo Common Shares outstanding after giving effect to the Arrangement and the ExploreCo Common Shares issued on the exercise of ExploreCo Arrangement Warrants;

(dd) "**ExploreCo Private Placement**" means the proposed private placement to be completed by ExploreCo or another corporation prior to the completion of the Arrangement the terms of which shall include those set forth in **Schedule C** to this Agreement;

(ee) "**ExploreCo Service Providers**" means the directors, officers, employees and consultants of ExploreCo;

(ff) "**ExploreCo Warrants**" means the warrants of ExploreCo to be issued pursuant to the ExploreCo Private Placement;

(gg) "**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA and Section 192 of the CBCA in respect of Resolute, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(hh) "**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of Resolute, containing declarations and directions with respect to the Arrangement and the holding of the Resolute Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ii) "**Parties**" means, collectively, Esprit, Esprit Exploration and Resolute; and "**Party**" means either one of them;

(jj) "**Plan of Arrangement**" means the plan of arrangement substantially in the form set out in **Schedule A** to this Agreement as amended or supplemented from time to time in accordance with Article 6 thereof and Article 7 hereof;

(kk) "**Public Record**" means all information filed by either Esprit or Resolute, as the case may be, after January 1, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any applicable securities laws;

(ll) "**Registrar**" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(mm) "**Resolute Deferred Share Unit Plan**" means the Deferred Share Unit Plan for non-employee directors of Resolute and "**Resolute DSUs**" means units outstanding under such plan;

(nn) "**Resolute Financial Statements**" means, collectively, the unaudited consolidated financial statements of Resolute for the year ended December 31, 2004, the audited consolidated financial statements of Resolute for the year ended December 31, 2003, together with the notes thereto and the report of the auditors thereon, and the interim unaudited financial statements of Resolute for the three month period ended March 31, 2004, the interim unaudited financial statements of Resolute for the six month period ended June 30, 2004 and the interim unaudited financial statements of Resolute for the nine month period ended September 30, 2004;

(oo) "**Resolute Information**" means the information included in the Resolute Information Circular describing Resolute and its business, operations and affairs and the matters to be considered at the Resolute Meeting;

(pp) "**Resolute Information Circular**" means the management proxy circular of Resolute to be sent by Resolute to the Resolute Securityholders in connection with the Resolute Meeting;

(qq) "**Resolute Lock-up Agreements**" means agreements in form satisfactory to Esprit between Resolute and the Resolute Lock-Up Securityholders pursuant to which the Resolute Lock-Up Securityholders agree to vote the Resolute Securities beneficially owned or controlled by the

Resolute Lock-Up Securityholders in favour of the Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the Resolute Meeting.

(rr) "**Resolute Lock-up Securityholders**" means those Resolute Securityholders that have entered into Resolute Lock-Up Agreements with Resolute;

(ss) "**Resolute Meeting**" means the special meeting of Resolute Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournments thereof;

(tt) "**Resolute Optionholders**" means the holders from time to time of Resolute Options;

(uu) "**Resolute Options**" means the outstanding stock options, whether or not vested, to acquire Resolute Shares;

(vv) "**Resolute Securities**" means, collectively, the Resolute Shares, the Resolute Options and the Resolute Warrants;

(ww) "**Resolute Securityholders**" means, collectively, the Resolute Shareholders, the Resolute Optionholders and Resolute Warrantholders;

(xx) "**Resolute Share Appreciation Rights Plan**" means the Share Appreciation Rights Plan of Resolute and "**Resolute SARs**" means the rights outstanding under such plan;

(yy) "**Resolute Shareholders**" means the holders from time to time of Resolute Shares;

(zz) "**Resolute Shares**" means the common shares in the capital of Resolute;

(aaa) "**Resolute Warrant**" means the outstanding common share purchase warrants, whether or not vested, to acquire Resolute Shares;

(bbb) "**Resolute Warrantholders**" means the holders from time to time of Resolute Warrants;

(ccc) "**Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(ddd) "**Subsidiary**" has the meaning ascribed thereto in the ABCA (and shall include all trusts or partnerships directly or indirectly owned by Esprit or Resolute, as the case may be);

(eee) "**Superior Proposal**" has the meaning set forth in Section 3.4(b)(vi)(A);

(fff) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, all as amended from time to time;

(ggg) "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer

taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Esprit or Resolute (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(hhh) "**Trust Indenture**" means the trust indenture of Esprit; and

(iii) "**TSX**" means the Toronto Stock Exchange.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement, the Confidentiality Agreement and the Resolute Lock-Up Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. To the extent there is any inconsistency between this Agreement and the Confidentiality Agreement, this Agreement shall supercede the Confidentiality Agreement.

1.6 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature are required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles.

1.8 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of Esprit and Esprit Exploration, include disclosure to Esprit, Esprit Exploration or their representatives, or in the case of Resolute, include disclosure to Resolute or its representatives.

1.9 Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

A – Plan of Arrangement
B – ExploreCo Assets and Terms of ExploreCo Conveyance Agreement
C – Terms of ExploreCo Private Placement ExploreCo Incentive Plans
D – ExploreCo Employees
E – Form of Resolute Lock-up Agreement

ARTICLE 2
THE ARRANGEMENT

2.1 Plan of Arrangement

Resolute will forthwith file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Resolute Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution. Provided all necessary approvals for the Arrangement Resolution are obtained from the Resolute Securityholders, Resolute shall submit the Arrangement to the Court and apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, Resolute shall forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any act or formality. The Parties hereby covenant and agree to act reasonably to finalize the terms of the Plan of Arrangement consistent with the provisions of this Agreement.

2.2 Interim Order

The Interim Order shall provide that:

(a) the securities of Resolute for which holders shall be entitled to vote on the Arrangement Resolution shall be the Resolute Shares, the Resolute Options and Resolute Warrants;

(b) the Resolute Shareholders, the Resolute Optionholders and the Resolute Warrantholder shall be entitled to vote on the Arrangement Resolution together as a single class, and not as separate classes, with each Resolute Shareholder being entitled to one vote for each Resolute Share held by such holder, each Resolute Optionholder being entitled to one vote for each Resolute Share issuable pursuant to the Resolute Options held by such holder and each Resolute Warrantholder being entitled to one vote for each Resolute Share issuable pursuant to the Resolute Warrants held by such holder; and

(c) the requisite majority for the approval of the Arrangement Resolution shall be: (i) two-thirds of the votes cast by the Resolute Securityholders present in person or by proxy at the Resolute

Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the Resolute Shareholders, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or the equivalent rules in Quebec.

2.3 Information Circulars and Meetings

As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate and securities laws

(a) Esprit and Esprit Exploration shall prepare the Esprit Information for inclusion in the Resolute Information Circular; and

(b) Resolute shall:

(i) prepare the Resolute Information Circular and cause such circular to be mailed to the Resolute Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(ii) convene the Resolute Meeting.

2.4 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

2.5 ExploreCo

(a) Prior to the Effective Date, Resolute shall cause a new corporation to be incorporated under the ABCA or designate a company prior to the mailing of the Resolute Information Circular to acquire the ExploreCo Assets ("**ExploreCo**"). ExploreCo shall have such provisions included in its articles of incorporation as may be agreed by Esprit and Resolute, acting reasonably. Prior to the Effective Time, Resolute shall not cause or permit ExploreCo to: (i) if ExploreCo is a new corporation, issue any securities or enter into any agreements, to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares to Resolute on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement (including the ExploreCo Private Placement and the ExploreCo Incentive Plans) unless previously consented to in writing by Esprit;

(b) If ExploreCo is an existing company, it shall:

(i) not have any material liabilities;

(ii) not require any corporate, or regulatory approval to consummate its obligations under the Plan of Arrangement or have a commitment to satisfy such obligations prior to the Effective Time;

(iii) have outstanding securities which will represent no more than 20% of the equity securities of the ExploreCo including ExploreCo Common Shares issuable upon the exercise of the ExploreCo Arrangement Warrants after the Effective Date (on a fully diluted basis); and

(iv) have agreed, from the date it agrees to become a part of the Arrangement, not to:

(A) issue any additional securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(B) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement (including the ExploreCo Private Placement or the ExploreCo Incentive Plans) unless previously consented to in writing by Esprit.

2.6 ExploreCo Employees

ExploreCo may only make offers of employment to the ExploreCo Employees effective at the Effective Time. All such offers shall be conditional upon each such employee executing releases, in a form satisfactory to Esprit and Esprit Exploration, releasing Resolute from all obligations to such employees whatsoever, other than: (a) Resolute's obligations under written change of control agreements previously disclosed in writing to Esprit and Esprit Exploration; (b) Resolute's obligations under retention arrangements or bonuses included in the amount specified in Section 4.2(m); (c) any right of indemnity under Resolute's by-laws or indemnity agreements previously disclosed in writing to Esprit and Esprit Exploration; and (d) any right for directors and officers insurance currently in place or put in place pursuant to Section 5.1(g). In addition, ExploreCo shall agree in the ExploreCo Conveyance Agreement that it shall not nor shall it allow any of its directors, officers, employees or agents to: (i) enter into any discussions regarding employment or future employment with; or (ii) make an offer of employment to, nor shall it accept an offer of employment from, any employee of Resolute or Esprit Exploration or their successors or subsidiaries for a period of one year from the Effective Date without the express written consent of Esprit Exploration. The foregoing shall also apply with respect to the provision of consulting services.

2.7 ExploreCo Private Placement and ExploreCo Incentive Plans

(a) Subject to receipt of all necessary approvals, prior to the completion of the Arrangement, ExploreCo (or another newly incorporated company which shall become a subsidiary of ExploreCo pursuant to the Arrangement) may complete the ExploreCo Private Placement.

(b) Subject to the terms of this Agreement and to receipt of all necessary approvals, ExploreCo will adopt the ExploreCo Incentive Plans.

2.8 Completion of Transactions

Resolute shall cause ExploreCo to complete the transactions contemplated herein and in the Plan of Arrangement or shall obtain covenants from ExploreCo to complete the transactions contemplated herein and in the Plan of Arrangement.

ARTICLE 3
COVENANTS

3.1 Covenants of Esprit and Esprit Exploration

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Resolute (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Esprit shall consult with Resolute in respect of the ongoing business and affairs of Esprit and its subsidiaries and keep Resolute apprised of all material developments relating thereto;

(b) Esprit shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents (including the Trust Indenture) in a manner materially adverse to the consideration to be received by Resolute Securityholders; (ii) declare, set aside or pay any distribution or payment (whether in cash, shares or property) in respect of its outstanding Esprit Class A Trust Units or Esprit Class B Trust Units except in an amount not greater than in accordance with Esprit current distribution policy; (iii) split, combine or reclassify any of its Esprit Class A Trust Units or Esprit Class B Trust Units unless the Arrangement is amended upon the same terms and conditions; (iv) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Esprit; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Esprit and Esprit Exploration shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(d) Esprit and Esprit Exploration shall promptly notify Resolute in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Esprit or Esprit Exploration threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Esprit or of any change in any representation or warranty provided by Esprit or Esprit Exploration in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Esprit and Esprit Exploration shall in good faith discuss with Resolute any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Esprit or Esprit Exploration threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Resolute pursuant to this provision;

(e) Esprit and Esprit Exploration shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Esprit or Esprit Exploration;

(f) Esprit and Esprit Exploration will ensure that the Esprit Information provides Resolute Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them and shall include, without limitation, any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws;

(g) Esprit and Esprit Exploration will assist Resolute in the preparation of the Resolute Information Circular and provide to Resolute, in a timely and expeditious manner, all information as may be reasonably requested by Resolute with respect to Esprit and Esprit Exploration for inclusion in the Resolute Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof, the Arrangement and the transactions to be considered at the Resolute Meeting;

(h) Esprit and Esprit Exploration shall indemnify and save harmless Resolute and the directors, officers and agents of Resolute from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Resolute, or any director, officer or agent thereof, may be subject or which Resolute, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Esprit Information or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Esprit Information or in any material filed by or on behalf of Esprit or Esprit Exploration in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the Esprit Class A Trust Units or Esprit Class B Trust Units; and

(iii) Esprit or Esprit Exploration not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Esprit and Esprit Exploration shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Resolute Information included in the Esprit Information or the negligence of Resolute;

(i) except for non-substantive communications, Esprit and Esprit Exploration will furnish promptly to Resolute or Resolute's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Esprit or Esprit Exploration in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws; and (iii) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(j) Esprit and Esprit Exploration will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of Esprit in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(k) prior to the Effective Date, Esprit and Esprit Exploration will cooperate with Resolute in making application to list the ExploreCo Common Shares (including the ExploreCo Common Shares issuable pursuant to the ExploreCo Private Placement, the ExploreCo Warrants and ExploreCo Incentive Plans) on the TSX or TSX Venture Exchange;

(l) Esprit and Esprit Exploration shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement;

(m) Esprit will not take any action which would cause it to exceed the Ownership Threshold (as defined in the Trust Indenture) with respect to the Esprit Class A Trust Units;

(n) Esprit will take all necessary steps to maintain its status as a "mutual fund trust" for the purposes of Section 132 of the Tax Act; and

(o) Esprit will extend the distribution record date for the April distribution until May 2 at the written request of Resolute, provided that such request has been provided prior to Esprit's April 15 press release announcing the distribution.

3.2 Covenants of Resolute

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Esprit and Esprit Exploration (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Resolute's business and the business of each of its subsidiaries shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), Resolute shall consult with Esprit and Esprit Exploration in respect of the ongoing business and affairs of Resolute and its subsidiaries and keep Esprit and Esprit Exploration apprised of all material developments relating thereto and Resolute shall carry out its 2005 capital spending program as set forth in its 2005 capital budget, a copy of which has been provided to Esprit and Esprit Exploration, in a diligence and timely manner consistent with past practises;

(b) Resolute shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue (other than on exercise of currently outstanding Resolute Options and Resolute Warrants), grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Resolute, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Resolute; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, except as permitted pursuant to the terms thereof or as permitted in accordance with the terms hereunder; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Resolute; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Resolute will not, and will not permit any of its subsidiaries to, directly or indirectly do any of the following other than pursuant to transactions contemplated herein or pursuant to commitments entered into prior to the date of this Agreement and disclosed to Esprit and Esprit Exploration in writing or otherwise without the prior consent of Esprit and Esprit Exploration, such consent not to be unreasonably withheld: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for a consideration in excess of $50,000 individually or $200,000 in the aggregate; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $50,000 individually or $200,000 per month (on a cumulative basis) in the aggregate (excluding expenditures specified in Resolute's current 2005 budget as disclosed to Esprit and Esprit Exploration which for greater certainty, shall not be subject to the foregoing covenant set forth in this Section 3.2(c), through the assumption of debt

or otherwise); (iii) reorganize, amalgamate, merge or otherwise continue Resolute or any of its subsidiaries with any other person, corporation, partnership or other business organization whatsoever; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $50,000 individually or $200,000 in the aggregate; (v) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business or otherwise in excess of $50,000 individually or $200,000 in the aggregate; (vi) pay, discharge or satisfy any material claims, liabilities or obligations other than disclosed in writing to Esprit and Esprit Exploration prior to the entering into of this Agreement or reflected or reserved against in the Resolute Financial Statements or otherwise in the ordinary course of business; (vii) enter into any hedges, swaps or other financial instruments or like transactions; (viii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (ix) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; (x) terminate the employment of any employee; or (xi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing provided that notwithstanding the foregoing, Resolute shall not require Esprit's consent on such activities as they relate to the ExploreCo Assets provided that such amount, contingent or otherwise, is adjusted for under the ExploreCo Conveyance Agreement;

(d) neither Resolute nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions or payment accruals of any such plans, programs, arrangements or agreements (not to exceed $825,000 in the aggregate), other than pursuant to the written change of control agreements previously disclosed to Esprit;

(e) Resolute shall not, nor permit any of its subsidiaries to, grant any officer, director, employee or consultant an increase in compensation in any form (other than scheduled salary adjustments not to exceed 6% of total payroll in the aggregate) or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of Resolute Options, Resolute Warrants, Resolute SARs and Resolute DSUs) or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to existing provisions or payment accruals of any such plans, programs, arrangements or agreements (not to exceed $825,000 in the aggregate referred to above), other than pursuant to the written change of control agreements previously disclosed to Esprit;

(f) Resolute shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing

coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) except to permit the early vesting of all Resolute Options, Resolute Warrants, Resolute SARs and Resolute DSUs, no amendments shall be made to outstanding Resolute Options, Resolute Warrants, Resolute SARs and Resolute DSUs without the prior written consent of Esprit and Esprit Exploration;

(h) Resolute shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(i) Resolute shall promptly notify Esprit and Esprit Exploration in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Resolute threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Resolute or of any change in any representation or warranty provided by Resolute in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Resolute shall in good faith discuss with Esprit and Esprit Exploration any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Resolute threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Esprit and Esprit Exploration pursuant to this provision provided that Resolute shall not be required to notify or discuss with Esprit anything in relation to the ExploreCo Assets;

(j) Resolute shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k) Resolute shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to Esprit and Esprit Exploration on or prior to the Effective Date;

(l) Resolute shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Resolute;

(m) Resolute shall provide notice to Esprit and Esprit Exploration of the Resolute Meeting and allow Esprit's and Esprit Exploration's representatives to attend such meeting;

(n) Resolute will ensure that the Resolute Information Circular provides Resolute Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Esprit Information in the Resolute Information Circular in the form approved by Esprit and Esprit Exploration and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; and (ii) the unanimous determination of the members of the board of directors of Resolute who attended the meeting that the Arrangement is fair to Resolute Securityholders, is in the best interests of Resolute and Resolute Securityholders, and include the unanimous recommendation of the members of the board of directors of Resolute

who attended the meeting that the Resolute Securityholders vote in favour of the Arrangement Resolution; provided that, notwithstanding the covenants of Resolute in this subsection, prior to the completion of the Arrangement, the board of directors of Resolute may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the board of directors of Resolute and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 6.1,

(o) Resolute shall indemnify and save harmless Esprit and Esprit Exploration and the directors, officers and agents of Esprit Exploration from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Esprit or Esprit Exploration, or any director, officer or agent thereof, may be subject or which Esprit or Esprit Exploration, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Resolute Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Resolute Information Circular or in any material filed by or on behalf of Resolute in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the Resolute Shares; and

(iii) Resolute not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Resolute shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Esprit Information included in the Resolute Information Circular or the negligence of Esprit or Esprit Exploration;

(p) except for proxies and other non-substantive communications with securityholders, Resolute will furnish promptly to Esprit, Esprit Exploration or Esprit's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Resolute from securityholders or regulatory agencies in connection with: (i) the Arrangement; (ii) the Resolute Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(q) Resolute shall solicit proxies to be voted at the Resolute Meeting in favour of matters to be considered at the Resolute Meeting, including the Arrangement Resolution;

(r) Resolute shall conduct the Resolute Meeting in accordance with the by-laws of Resolute and any instrument governing the Resolute Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by law;

(s) Resolute will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of Resolute in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(t) in the event that dissent rights are given to Resolute Securityholders under the terms of the Interim Order, Resolute shall promptly advise Esprit and Esprit Exploration of the number of Resolute Securities for which Resolute receives notices of dissent or written objections to the Arrangement and provide Esprit with copies of such notices and written objections;

(u) prior to the Effective Date, Resolute will cooperate with Esprit and Esprit Exploration in making application to list the Class A Trust Units and Class B Trust Units to be issued pursuant to the Arrangement on the TSX; and

(v) Resolute shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.3 Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Esprit, Esprit Exploration and Resolute will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement, and each of Esprit, Esprit Exploration and Resolute will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between representatives of Esprit, Esprit Exploration and Resolute, subject in all cases to the Confidentiality Agreement.

3.4 Resolute's Covenants Regarding Non-Solicitation

(a) Resolute shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties which have entered into a confidentiality agreement with such party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Resolute shall not, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish to any other person any information with respect to their respective businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "**standstill provisions**" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Resolute and its officers, directors and advisers may:

(v) enter into or participate in discussions or negotiations regarding ExploreCo or the ExploreCo Assets; and

(vi) enter into or participate in any negotiations or initiate any discussion with a third party which (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Resolute or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions **or** negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Esprit and Esprit Exploration as set out below), may furnish to such third party information concerning Resolute and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the board of directors of Resolute determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of Resolute than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Resolute, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such negotiations or initiate any discussions with such third party, Resolute

provides prompt notice to Esprit and Esprit Exploration to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Esprit or Esprit Exploration, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Resolute shall notify Esprit and Esprit Exploration orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a summary of the details of such proposal (and any amendments or supplements thereto), the identity of the person making it (unless the Superior Proposal is an all cash offer), if not previously provided to Esprit or Esprit Exploration, copies of all information provided to such party and all other information reasonably requested by Esprit or Esprit Exploration), within 24 hours of the receipt thereof, shall keep Esprit and Esprit Exploration informed of the status and details of any such inquiry, offer or proposal and answer Esprit and Esprit Exploration's questions with respect thereto; or

(vii) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(viii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, its board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement and after receiving the advice of financial advisors and outside counsel as reflected in minutes of the board of directors of Resolute, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and Resolute complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 8.1(d) and concurrently therewith pays the amount required by Section 6.1.

(c) If Resolute receives a Superior Proposal it shall give Esprit and Esprit Exploration, orally and in writing, at least two Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal.

(d) Each Party agrees that all information that may be provided to Esprit or Esprit Exploration by Resolute with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "**Evaluation Material**" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Esprit and Esprit Exploration shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives, and Resolute shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

3.5 Access to Information

Subject to the Confidentiality Agreement and applicable law, upon reasonable notice, each Party shall (and shall cause each of its subsidiaries to) afford the other Party's officers, employees, counsel, accountants and other authorized representatives and advisers access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and shall (and shall cause each of its subsidiaries to) furnish promptly to the other Party all information concerning its business, properties and personnel as the other Party may reasonably request.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Esprit and Esprit Exploration

Esprit and Esprit Exploration hereby makes the representations and warranties set forth in this Section 4.1 to and in favour of Resolute and acknowledges that Resolute is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Esprit is an open ended trust duly created and subsisting under the laws of the Province of Alberta and each of Esprit Exploration and Esprit's other subsidiaries is a corporation or partnership duly incorporated or amalgamated and validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or creation and has the requisite corporate power and authority to carry on its business as it is now being conducted. Esprit and each of its subsidiaries, including Esprit Exploration, is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Esprit and its subsidiaries taken as a whole.

(b) Esprit and Esprit Exploration have the requisite trust and corporate power and authority to enter into this Agreement and to carry out their obligations hereunder. The execution and delivery of this Agreement and the consummation by Esprit and Esprit Exploration of the transactions contemplated hereby have been duly authorized by Esprit's board of directors and no other trust or corporate proceedings on the part of Esprit or Esprit Exploration are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Esprit and Esprit Exploration and constitutes a legal, valid and binding obligation of Esprit and Esprit Exploration enforceable against Esprit and Esprit Exploration in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Neither the execution and delivery of this Agreement by Esprit and Esprit Exploration, the consummation by Esprit and Esprit Exploration of the transactions contemplated hereby nor compliance by Esprit and Esprit Exploration with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Esprit or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the trust indenture of Esprit or the articles or bylaws or other constating documents of Esprit Exploration or any of their subsidiaries, or (y) any note, bond, mortgage, indenture, loan agreement, deed of

trust, agreement, lien, contract or other instrument or obligation to which Esprit or Esprit Exploration is a party or to which it, or its properties or assets, may be subject or by which Esprit, Esprit Exploration or any of their subsidiaries is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Esprit, Esprit Exploration or any of their subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Esprit and its subsidiaries taken as a whole, or on the ability of Esprit, Esprit Exploration or any of their subsidiaries to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of Esprit, Esprit Exploration and their subsidiaries taken as a whole.

(d) Other than in connection with or in compliance with the provisions of Applicable Laws:

(i) there is no legal impediment to Esprit's or Esprit Exploration's consummation of the transactions contemplated by this Agreement; and

(ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Esprit or Esprit Exploration in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of Esprit or Esprit Exploration to consummate the transactions contemplated hereby.

(e) Esprit has authorized an unlimited number of Esprit Class A Trust Units and Esprit Class B Trust Units of which, as at March 11, 2005, Esprit has issued and outstanding: (i) 11.5 million Esprit Class A Trust Units; and (ii) 28.7 million Esprit Class B Trust Units; and, in addition, as at March 11, 2005, Esprit has issued and outstanding (iii) 202,412 performance units to acquire Esprit Class B Trust Units under the Performance Unit Incentive Plan. Esprit owns all of the issued and outstanding shares of Esprit Exploration other than the exchangeable shares of Esprit Exploration of which, as at March 11, 2005, Esprit Exploration has issued and outstanding 2.0 million. Except as aforesaid, there are no outstanding trust units of Esprit or shares of Esprit Exploration or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any trust units of Esprit or shares of Esprit Exploration or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Esprit of any trust units of Esprit or by Esprit or Esprit Exploration of any shares of Esprit or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any trust units of Esprit or shares of Esprit Exploration. All outstanding Esprit Class A Trust Units and Esprit Class B Trust Units have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all Esprit Class B Trust Units issuable upon exercise or conversion of outstanding options to purchase Esprit Class B Trust Units in accordance with their respective terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f) Since the date of the Esprit Financial Statements, except as disclosed in the Public Record:

(i) there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to Esprit and its

subsidiaries on a consolidated basis) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Esprit and its subsidiaries on a consolidated basis;

(ii) Esprit and its subsidiaries has conducted its business only in the ordinary and normal course; and

(iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Esprit or any of its subsidiaries has been incurred other than in the ordinary and normal course of business.

(g) The data and information in respect of Esprit, Esprit Exploration and their assets, reserves, liabilities, business and operations provided by Esprit, Esprit Exploration or their advisors to Resolute or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Esprit and Esprit Exploration have no knowledge of any material adverse change to the oil and gas reserves of Esprit or Esprit Exploration from that disclosed in such data and information.

(h) The information and statements set forth in the Public Record as at the date hereof, as relates to Esprit, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Esprit which is not disclosed in the Public Record, and Esprit has not filed any confidential material change reports which continue to be confidential.

(i) Except as disclosed in the Public Record or as otherwise disclosed in writing to Resolute by Esprit or Esprit Exploration prior to the date hereof, there are no outstanding or threatened claims, suits, actions or proceedings against Esprit or Esprit Exploration which, if determined adversely to Esprit, take as a whole, would have a material adverse effect on the assets, liabilities, business or operations of Esprit, taken as a whole, or on the ability of Esprit and Esprit Exploration to consummate the transactions contemplated hereby.

(j) The Esprit Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Esprit and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations of Esprit and its subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Esprit and its subsidiaries on a consolidated basis as at the dates thereof.

(k) Neither Esprit nor Esprit Exploration has received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and Esprit and its subsidiaries holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations. The assets of Esprit, taken as a whole, are operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l) No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending

trading in any securities of Esprit, no such proceeding is, to the knowledge of Esprit or Esprit Exploration, pending, contemplated or threatened and Esprit is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to Esprit or its securities.

(m) The board of directors of Esprit has unanimously approved this Agreement.

(n) Based on prevailing and anticipated commodity prices and industry and general economic conditions, as of the date hereof, Esprit has no current intention to vary its monthly distribution rate for the second quarter of 2005.

(o) Esprit is not a party to and Esprit will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire trust units of Esprit Shares or other securities of Esprit or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(p) The only material subsidiary of Esprit is Esprit Exploration. Esprit directly or indirectly beneficially owns all of the outstanding shares, other than the exchangeable shares of Esprit Exploration) and other securities or interests of each of these entities and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such subsidiary.

(q) The trust and corporate records and minute books, books of account and other records of Esprit and each of its subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(r) Esprit is a "reporting issuer" or equivalent in each province of Canada and the outstanding Esprit Class A Trust Units and Esprit Class B Trust Units are listed and posted for trading on the TSX.

(s) Computershare Trust Company of Canada, at its principal office in Toronto and Calgary is the duly appointed registrar and transfer agent of Esprit with respect to the Esprit Class A Trust Units and the Esprit Class A Trust Units.

(t) All Returns required to be filed have been duly filed on a timely basis and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis. Except for matters disclosed in the Esprit Financial Statements or otherwise disclosed to Resolute that may give rise to the filing of amended Returns, the filed Returns are true, complete and correct in all material respects, and no other Taxes are payable by Esprit, Esprit Exploration or any of their subsidiaries with respect to items or periods covered by such Returns.

(u) Except with respect to matters disclosed to Resolute prior to the date hereof, Esprit has paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2004 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

(v) No material deficiencies exist or have been asserted with respect to Taxes. Neither Esprit nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Esprit or any of its subsidiaries or any of their

respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to Resolute prior to the date hereof, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Esprit or any of its subsidiaries. Esprit and its subsidiaries have withheld any Taxes required to be withheld by the Applicable Laws and the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable governmental authority.

(w) No director, officer, insider or other non-arm's length party to Esprit or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Esprit or any of its subsidiaries that will be effective after the Effective Date.

(x) Except as disclosed in the Public Record, no director, officer, insider or other non-arm's length party is indebted to Esprit or any of its subsidiaries.

(y) Esprit and Esprit Exploration has provided to Resolute copies of all management recommendation letters relating to Esprit and Esprit Exploration or any of its subsidiaries received from Esprit and Esprit Exploration's current auditor or any previous auditor during the two years prior to the date hereof.

(z) Acquiring the Resolute Shares with Resolute's existing outstanding bank facilities will not create an event of acceleration or default under any of the Esprit bank facilities or Esprit has or will have sufficient available lines of credit or bank facilities to pay out the Resolute bank facilities on the Effective Date.

(aa) To the knowledge of Esprit, Esprit has not exceeded the Ownership Threshold (as defined in the Trust Indenture) with respect to the Esprit Class A Trust Units.

(bb) Esprit is a "mutual fund trust" for the purposes of Section 132 of the Tax Act and has no reason to believe that its status as a "mutual fund trust" will be challenged by the governmental authorities.

(cc) To the knowledge of Esprit and Esprit Exploration, Esprit and Esprit Exploration have not withheld from Resolute any material information or documents concerning Esprit or any of its subsidiaries or their respective assets or liabilities during the course of Resolute's review of Esprit, Esprit Exploration and their assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Resolute by Esprit and Esprit Exploration pursuant hereto contains or will contain an untrue statement of a material fact which is necessary to make the statements herein or therein not misleading.

4.2 Representations and Warranties of Resolute

Resolute hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of Esprit and Esprit Exploration and acknowledges that Esprit and Esprit Exploration are relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Each of Resolute and its subsidiaries is a corporation or partnership duly incorporated or amalgamated or, in the event of a partnership, formed, and validly subsisting under the laws of its

jurisdiction of incorporation, amalgamation or formation, as applicable and has the requisite corporate or partnership power and authority to carry on its business as it is now being conducted. Resolute and each of its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Resolute and its subsidiaries taken as a whole.

(b) Resolute has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Resolute of the transactions contemplated hereby have been duly authorized by Resolute's board of directors and, subject to obtaining shareholder approval, no other corporate proceedings on the part of Resolute are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Resolute and constitutes a legal, valid and binding obligation of Resolute enforceable against Resolute in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Neither the execution and delivery of this Agreement by Resolute, the consummation by Resolute or any of its subsidiaries of the transactions contemplated hereby nor compliance by Resolute with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Resolute or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles, bylaws or other constating documents of Resolute or any of its subsidiaries, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Resolute or any of its subsidiaries is a party or to which it, or its properties or assets, may be subject or by which Resolute or any of its subsidiaries is bound (subject to obtaining the consent of Resolute's bankers and the consent of Resolute's landlord under its office lease); or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Resolute or any of its subsidiaries (except, in the case of each of clauses and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Resolute and its subsidiaries taken as a whole, or on the ability of Resolute or any of its subsidiaries to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of Resolute and its subsidiaries taken as a whole.

(d) Other than in connection with or in compliance with the provisions of Applicable Laws:

(i) there is no legal impediment to Resolute's consummation of the transactions contemplated by this Agreement; and

(ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Resolute in connection with the consummation of the Arrangement, except for such filings or registrations which, if not

made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of Resolute to consummate the transactions contemplated hereby.

(e) Resolute has authorized an unlimited number of Resolute Shares of which, as at March 11, 2005, Resolute has issued and outstanding 60,793,468 Resolute Shares and, in addition, as at March 11, 2005 Resolute has issued and outstanding 4,333,045 Resolute Options and 6,147,542 Resolute Warrants entitling the holders thereof to acquire 10,480,587 Resolute Shares. Except as aforesaid, there are no outstanding shares of Resolute or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any shares of Resolute or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Resolute of any shares of Resolute (including Resolute Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Resolute. All outstanding Resolute Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all Resolute Shares issuable upon exercise or conversion of outstanding Resolute Options in accordance with their respective terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f) Since the date of the Resolute Financial Statements, except as disclosed in the Public Record:

(i) there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to Resolute and its subsidiaries on a consolidated basis) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Resolute and its subsidiaries on a consolidated basis;

(ii) Resolute and its subsidiaries has conducted its business only in the ordinary and normal course; and

(iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Resolute or any of its subsidiaries has been incurred other than in the ordinary and normal course of business or as disclosed to Esprit in writing prior to the execution of this Agreement.

(g) The data and information in respect of Resolute and its assets, reserves, liabilities, business and operations provided by Resolute or its advisors to Esprit, Esprit Exploration or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Resolute has no knowledge of any material adverse change to the oil and gas reserves of Resolute from that disclosed in such data and information.

(h) The information and statements set forth in the Public Record as at the date hereof, as relates to Resolute, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Resolute which is not disclosed in the Public Record, and Resolute has not filed any confidential material change reports which continue to be confidential.

(i) Except as disclosed in the Public Record or as otherwise disclosed in writing to Esprit by Resolute prior to the date hereof, there are no outstanding or threatened claims, suits, actions or proceedings against Resolute or any of its subsidiaries which, if determined adversely to Resolute or any of its subsidiaries, would have a material adverse effect on the assets, liabilities, business or operations of Resolute, or on the ability of Resolute and its subsidiaries, taken as a whole, or any of its subsidiaries to consummate the transactions contemplated hereby.

(j) The Resolute Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Resolute and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations of Resolute and its subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Resolute and its subsidiaries on a consolidated basis as at the dates thereof.

(k) Neither Resolute nor any of its subsidiaries has received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and Resolute holds all permits, licenses and other authorizations which are required under federal, provincial or local laws to be held by it relating to its assets, business or operations. The assets of Resolute and each of its subsidiaries operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l) No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Resolute, no such proceeding is, to the knowledge of Resolute, pending, contemplated or threatened and Resolute is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to Resolute or its securities.

(m) There are no payments to directors, officers and employees of Resolute prior to the Effective Date under all contract settlements, bonus plans, retention arrangements, change of control agreements and severance obligations (whether resulting from termination or alteration of duties) other than the amounts payable pursuant to payments referenced in Section 3.2(d) and 3.2(e) and the amounts payable pursuant to the agreements provided to Esprit;

(n) Resolute has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Peters & Co. Limited has been retained as Resolute's financial advisors in connection with certain matters, including the transactions contemplated hereby and Waterous Securities has been retained by an independent committee of the board of directors to complete an evaluation of certain of the ExploreCo Assets. Resolute has delivered to Esprit and Esprit Exploration true and current copies of all agreements between Resolute and these financial advisers which could give rise to the payment of any fees to such financial advisers. Resolute may only retain additional financial advisors with the consent of Esprit and Esprit Exploration;

(o) The board of directors of Resolute has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Resolute and the Resolute Securityholders unanimously determined that the Arrangement is fair, from a financial point of view, to Resolute Securityholders and has resolved to unanimously recommend approval of the Arrangement by Resolute Securityholders.

(p) Resolute is not a party to and, prior to the Effective Date, Resolute will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Resolute Shares or other securities of Resolute or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(q) None of the Resolute Shares are the subject of any escrow, voting trust or other similar agreement.

(r) Resolute does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of Resolute that have not yet been fully expended and renounced and reflected in the Resolute Financial Statements, other than as disclosed in writing to Esprit and Esprit Exploration prior to the date hereof.

(s) During the fiscal year ended December 31, 2004, Resolute did not hold assets in the United States having an aggregate total value of US$25 million or more and did not have aggregate sales in or into the United States of US$25 million or more.

(t) There is not (or are not):

(i) any order or directive from any regulatory authority which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures;

(ii) any demand or notice from any regulatory authority with respect to the material breach of any environmental, health or safety law applicable to Resolute or any of its subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants; or

(iii) any spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Resolute or its subsidiaries or in which it has an interest or over which it has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a material adverse effect on the financial condition, business, operations, assets, affairs or prospects of Resolute and its subsidiaries taken as a whole.

(u) The only subsidiaries of Resolute are Resolute Investments Inc. Resolute legally and beneficially owns all of the outstanding shares and other securities or interests of each of the subsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such subsidiary.

(v) The corporate and partnership records and minutes books, books of account and other records of Resolute and each of its subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(w) Resolute is a "reporting issuer" or equivalent in the provinces of British Columbia, Alberta and Ontario and the outstanding Resolute Shares are listed and posted for trading on the TSX.

(x) Valiant Trust Company of Canada at its principal office in Calgary, Alberta, and through its co-agent, Equity Transfer Services Inc., at its principal office in Toronto, Ontario is the duly appointed registrar and transfer agent of Resolute with respect to the Resolute Shares;

(y) All Returns required to be filed have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Resolute or any of its subsidiaries with respect to items or periods covered by such Returns, other than disclosed to or known by Esprit prior to the date hereof.

(z) Resolute has paid or provided adequate accruals in its Resolute Financial Statements for the year ended dated December 31, 2004 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada, other than disclosed to or known by Esprit prior to the date hereof.

(aa) No material deficiencies exist or have been asserted with respect to Taxes. Neither Resolute nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Resolute or any of its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to Esprit prior to the date hereof, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Resolute or any of its subsidiaries. Resolute and its subsidiaries have withheld any Taxes required to be withheld by the Applicable Laws and the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable governmental authority.

(bb) Resolute and its subsidiaries have withheld any Taxes required to be withheld by the Applicable Laws and the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable governmental authority. Other than as contemplated by ExploreCo Private Placement, no director, officer, insider or other non-arm's length party to Resolute or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Resolute or any of its subsidiaries that will be effective after the Effective Date.

(cc) Except as disclosed in the Public Record, no director, officer, insider or other non-arm's length party of Resolute or any of its subsidiaries is indebted to Resolute or any of its subsidiaries.

(dd) Except for indemnity agreements with its directors and officers, neither Resolute nor any of its subsidiaries is a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

(ee) The policies of insurance in force at the date hereof naming Resolute as an insured and as disclosed to Esprit and Esprit Exploration prior to the date hereof to the knowledge of Resolute,

remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

(ff) Resolute is not in default under its existing bank facility and, to Resolute's knowledge, its banker is not contemplating any reduction in Resolute's borrowing base, prior to giving effect to this transaction.

(gg) Resolute has provided to Esprit and Esprit Exploration copies of all management recommendation letters relating to Resolute or any of its subsidiaries received from Resolute's current auditor or any previous auditor during the two years prior to the date hereof.

(hh) To the knowledge of Resolute, Resolute has not withheld from Esprit or Esprit Exploration any material information or documents concerning Resolute or any of its subsidiaries or their respective assets or liabilities during the course of Esprit's and Esprit Exploration's review of Resolute and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Esprit or Esprit Exploration by Resolute pursuant hereto contains or will contain any untrue statement or a material fact which is necessary in order to make the statements herein or therein not misleading.

(ii) All of the directors and officers of Resolute holding approximately 8% of the Resolute Shares calculated on a fully diluted basis have agreed to execute the Resolute Lock-up Agreements in the form attached hereto as Schedule E.

4.3 Privacy Issues

(a) For the purposes of this Section 4.3, the following definitions shall apply:

(i) "**applicable law**" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) "**applicable privacy laws**" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) "**authorized authority**" means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv) "**Personal Information**" means information about an individual transferred to Resolute by Esprit in accordance with this Agreement and/or as a condition of the Transaction.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date

or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to April 5, 2005, the Interim Order shall have been granted in form and substance satisfactory to each of Esprit, Esprit Exploration and Resolute, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Esprit, Esprit Exploration and Resolute, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the holders of Resolute Securities, on or prior to May 31, 2005 in accordance with the Interim Order and in form and substance satisfactory to each of Esprit, Esprit Exploration and Resolute, acting reasonably;

(c) in the event that dissent rights are given to Resolute Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Resolute Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d) on or prior to May 31, 2005, the Final Order shall have been granted in form and substance satisfactory to Esprit, Esprit Exploration and Resolute, acting reasonably;

(e) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Esprit, Esprit Exploration and Resolute, acting reasonably;

(f) the Arrangement shall have become effective on or prior to May 31, 2005;

(g) Esprit, Esprit Exploration and Resolute shall enter into written agreements effective as of the Effective Date satisfactory to Resolute, acting reasonably, pursuant to which Esprit and Esprit Exploration shall agree that, for a period of six years after the Effective Date, Esprit and/or Esprit Exploration shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained (provided that Esprit or Esprit Exploration may substitute therefor policies of at least the same change coverage and amounts containing terms and conditions which are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Resolute with respect to claims arising from facts or events which occurred before the Effective Date;

(h) the TSX or TSX Venture Exchange shall have conditionally listed all of the ExploreCo Common Shares issuable pursuant to the Arrangement, including the ExploreCo Common Shares issued under the ExploreCo Private Placement, the ExploreCo Warrants and which may be issued under the ExploreCo Incentive Plans;

(i) the relevant waiting period in section 123 of the Competition Act shall have expired and: (i) an advance ruling certificate ("**ARC**") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("**Commissioner**") appointed under the Competition Act; or (ii) a "no action letter" satisfactory to each of Esprit and Resolute, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of Esprit and Resolute, acting reasonably; and in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(j) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

  (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

  (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Esprit, Esprit Exploration and Resolute and may be asserted by Esprit, Esprit Exploration and Resolute regardless of the circumstances and may be waived by Esprit, Esprit Exploration and Resolute (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Esprit, Esprit Exploration or Resolute may have.

5.2 Additional Conditions to Obligations of Esprit

The obligation of Esprit and Esprit Exploration to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Resolute shall have mailed the Resolute Information Circular and other documentation required in connection with the Resolute Meeting on or before March 31, 2005;

(b) each of the acts and undertakings of Resolute to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Resolute;

(c) at least 90% of the Resolute Options shall have been exercised immediately prior to the Effective Time;

(d) Resolute shall have furnished Esprit and Esprit Exploration with:

  (i) certified copies of the resolutions duly passed by the boards of directors of Resolute approving this Agreement and the consummation of the transactions contemplated hereby; and

  (ii) certified copies of the resolutions of Resolute Securityholders, duly passed at the Resolute Meeting, approving the Arrangement Resolution;

(e) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Resolute contained in Section 4.2 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Resolute shall have complied in all material respects with its covenants in this Agreement and Esprit and Esprit Exploration shall have received a certificate to that effect dated the Effective Date from the President of Resolute and another senior officer thereof acceptable to Esprit and Esprit Exploration, acting reasonably, acting solely on behalf of Resolute and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Esprit and Esprit Exploration will have no knowledge to the contrary;

(f) there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to Esprit or Esprit Exploration in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Resolute and which, in the judgment of Esprit and Esprit Exploration, acting reasonably, is materially adverse to Resolute other than: (i) a change directly resulting from an action taken by Resolute pursuant to Resolute's current 2005 budget as disclosed to Esprit or to which Esprit or Esprit Exploration has consented to in writing; (ii) a change in ExploreCo Assets; (iii) a change resulting from conditions affecting the oil and gas industry in Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iv) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Resolute.

(g) Resolute shall have delivered its audited financial statements, including its auditor's report and audit finding letter to Esprit and Esprit Exploration as soon as reasonably practicable.

The conditions in this Section 5.2 are for the exclusive benefit of Esprit and Esprit Exploration and may be asserted by Esprit and Esprit Exploration regardless of the circumstances or may be waived by Esprit in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Esprit and Esprit Exploration may have.

5.3 Additional Conditions to Obligations of Resolute

The obligation of Resolute to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the acts and undertakings of Esprit or Esprit Exploration to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Esprit or Esprit Exploration, as the case may be;

(b) Esprit and Esprit Exploration shall have furnished Resolute with certified copies of the resolutions duly passed by the Trustees of Esprit and the board of directors of Esprit Exploration approving this Agreement and the consummation of the transactions contemplated hereby

(c) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Esprit and Esprit Exploration contained in Section 4.1 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Esprit and Esprit Exploration shall have complied in all material respects with its covenants in this Agreement and Resolute shall have received a certificate to that effect dated the Effective Date from the President of Esprit Exploration and another senior officer thereof acceptable to Resolute, acting reasonably, acting solely on behalf of Esprit and Esprit Exploration and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Resolute will have no knowledge to the contrary;

(d) the payments referenced in section 3.2(d) and 3.2(e) and the payments pursuant to the written agreements provided to Esprit shall have been made (or provisions to make such payments shall have been made to the satisfaction of Resolute) to the directors, officers and employees of Resolute on the Effective Date; and

(e) there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to Resolute in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Esprit, taken as a whole, and which, in the judgment of Resolute, acting reasonably, is materially adverse to Esprit, taken as a whole, other than: (i) a change directly resulting from an action taken by Esprit or Esprit Exploration to which Resolute has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry in Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Esprit, taken as a whole.

The conditions in this Section 5.3 are for the exclusive benefit of Resolute and may be asserted by Resolute regardless of the circumstances or may be waived by Resolute in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Resolute may have.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of Esprit, Esprit Exploration and Resolute shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedents set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and provides the other Party 48 hours to rectify the breaches before the effective date of recision of termination. More than one such notice may be delivered by a Party.

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1 Esprit Damages

If at any time after the execution of this Agreement:

(a) the board of directors of Resolute has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(m) and 4.2(o) in a manner adverse to Esprit or shall have resolved to do so prior to the Effective Date other than as a result of a Resolute Damages Event or a change referred to in Section 5.3(e);

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Resolute Shareholders or to Resolute and: (i) the Resolute Shareholders do not approve the Arrangement; and (ii) such Acquisition Proposal is consummated within 6 months of the date of this Agreement;

(c) Resolute accepts, recommends, approves or enters into an agreement (other than a confidentiality agreement) to implement a Superior Proposal prior to the Effective Date or termination of this Agreement;

(d) Resolute breaches any of its covenants in Section 3.4 or wilfully breaches any other of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement; or

(e) Resolute breaches any of its representations, warranties or covenants made in this Agreement (other than a wilful breach referred in Section 6.1(d)), which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement,

(each of the above being a "**Esprit Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 8.1(c) or (d), Resolute shall pay to Esprit $9.0 million (in the case of an event referred to in Section 6.1(a), (b), (c) or (d)) or $2.0 million (in the case of an event referred to in section 6.1(e)) as liquidated damages in immediately available funds to an account designated by Esprit and Esprit Exploration within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Resolute shall be deemed to hold such fund in trust for Esprit. Resolute shall only be obligated to pay a maximum of $9 million pursuant to this Section 6.1.

6.2 Liquidated Damages

Resolute acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which Esprit and Esprit Exploration will suffer or incur as a result of the event giving rise to such damages and resultant

termination of this Agreement and are not penalties. Resolute irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amount pursuant to this Article 6 is the sole monetary remedy of Esprit or Esprit Exploration or Resolute. Nothing herein shall preclude Esprit or Esprit Exploration from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

6.3 Resolute Damages

If at any time after the execution of this Agreement, Esprit or Esprit Exploration breaches any of its representations, warranties or covenants made in this Agreement, which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement (being a "**Resolute Damages Event**"), then in the event of termination of this Agreement pursuant to Section 8.1(e), Esprit shall pay to Resolute $2,000,000 as liquidated damages in immediately available funds to an account designated by Resolute within one business day after the breach as described above and after such event but prior to payment of such amount, Esprit shall be deemed to hold such funds in trust for Resolute.

ARTICLE 7
AMENDMENT

7.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the Resolute Meeting be amended by written agreement of the Parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Resolute Securityholder without approval by the Resolute securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 8
TERMINATION

8.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Esprit and Resolute;

(b) as provided in Sections 5.1, 5.2 and 5.3;

(c) by Esprit upon the occurrence of a Esprit Damages Event as provided in Section 6.1 provided that in the event of a Esprit Damages Event provided for in Section 6.1(a), this Agreement may not be terminated by Esprit unless Resolute Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by Resolute upon the occurrence of a Esprit Damages Event and the payment by Resolute to Esprit of the amount required by Section 6.1;

(e) by Esprit upon the occurrence of a Resolute Damages Event and the payment by Esprit to Resolute of the amount required by Section 6.3; or

(f) by Resolute upon the occurrence of a Resolute Damages Event as provided in Section 6.3.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in or as otherwise specified in Article 6 which shall survive such termination.

ARTICLE 9
NOTICES

9.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a) Esprit and Esprit Exploration, addressed to:

Suite 900, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

Attention: Stephen J. Savidant, President and CEO
Telecopier: (403) 213-3710

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Grant A. Zawalsky
Telecopier: (403) 260-0332

(b) Resolute, addressed to:

2500 Bow Valley Sq. III
Calgary, Alberta T2P 3G6

Attention: Brian Lemke, President and CEO
Telecopier: (403) 234-0322

with a copy to:

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Robert R. Rooney
Telecopier: (403) 265-7219

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10
GENERAL

10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2 Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

10.3 Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

10.4 Costs

Except as contemplated herein (including Section 6.1 and 6.3 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. Esprit and Resolute shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

10.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7 Time of Essence

Time shall be of the essence of this Agreement.

10.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the Parties hereto irrevocably atom to the jurisdiction of the courts of the Province of Alberta.

10.9 Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10 Limitation on Trustees Liability

The parties hereto acknowledge that Esprit Exploration is entering into this agreement behalf of Esprit and the obligations of Esprit hereunder shall not be personally binding upon the Computershare Trust Company of Canada or any of the unitholders of Esprit and that any recourse against Esprit or any unitholder in any manner in respect of any indebtedness, obligation or liability of Esprit arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the trust indenture, as amended from time to time.

10.11 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ESPRIT ENERGY TRUST, by Esprit Exploration Ltd.

By: ______________________

By: ______________________

ESPRIT EXPLORATION LTD.

By: ______________________

By: ______________________

RESOLUTE ENERGY INC.

By: ______________________

By: ______________________

G:\061533\0001\Arrangement Agreement 07-08.doc

10.11 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ESPRIT ENERGY TRUST, by Esprit Exploration Ltd.

By: ______________________________

By: ______________________________

ESPRIT EXPLORATION LTD.

By: ______________________________

By: ______________________________

RESOLUTE ENERGY INC.

By: [signature]

By: [signature]

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1 Esprit Damages

If at any time after the execution of this Agreement:

(a) the board of directors of Resolute has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(m) and 4.2(o) in a manner adverse to Esprit or shall have resolved to do so prior to the Effective Date other than as a result of a Resolute Damages Event or a change referred to in Section 5.3(e);

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Resolute Shareholders or to Resolute and: (i) the Resolute Shareholders do not approve the Arrangement; and (ii) such Acquisition Proposal is consummated within 6 months of the date of this Agreement;

(c) Resolute accepts, recommends, approves or enters into an agreement (other than a confidentiality agreement) to implement a Superior Proposal prior to the Effective Date or termination of this Agreement;

(d) Resolute breaches any of its covenants in Section 3.4 or wilfully breaches any other of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement; or

(e) Resolute breaches any of its representations, warranties or covenants made in this Agreement (other than a wilful breach referred in Section 6.1(d)), which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement,

(each of the above being a "**Esprit Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 8.1(c) or (d), Resolute shall pay to Esprit $9.0 million (in the case of an event referred to in Section 6.1(a), (b), (c) or (d)) or $2.0 million (in the case of an event referred to in section 6.1(e)) as liquidated damages in immediately available funds to an account designated by Esprit and Esprit Exploration within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Resolute shall be deemed to hold such fund in trust for Esprit. Resolute shall only be obligated to pay a maximum of $9 million pursuant to this Section 6.1.

6.2 Liquidated Damages

Resolute acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which Esprit and Esprit Exploration will suffer or incur as a result of the event giving rise to such damages and resultant

termination of this Agreement and are not penalties. Resolute irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amount pursuant to this Article 6 is the sole monetary remedy of Esprit or Esprit Exploration or Resolute. Nothing herein shall preclude Esprit or Esprit Exploration from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

6.3 Resolute Damages

If at any time after the execution of this Agreement, Esprit or Esprit Exploration breaches any of its representations, warranties or covenants made in this Agreement, which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement (being a "**Resolute Damages Event**"), then in the event of termination of this Agreement pursuant to Section 8.1(e), Esprit shall pay to Resolute $2,000,000 as liquidated damages in immediately available funds to an account designated by Resolute within one business day after the breach as described above and after such event but prior to payment of such amount, Esprit shall be deemed to hold such funds in trust for Resolute.

ARTICLE 7
AMENDMENT

7.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the Resolute Meeting be amended by written agreement of the Parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Resolute Securityholder without approval by the Resolute securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 8
TERMINATION

8.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Esprit and Resolute;

(b) as provided in Sections 5.1, 5.2 and 5.3;

(c) by Esprit upon the occurrence of a Esprit Damages Event as provided in Section 6.1 provided that in the event of a Esprit Damages Event provided for in Section 6.1(a), this Agreement may not be terminated by Esprit unless Resolute Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by Resolute upon the occurrence of a Esprit Damages Event and the payment by Resolute to Esprit of the amount required by Section 6.1;

(e) by Esprit upon the occurrence of a Resolute Damages Event and the payment by Esprit to Resolute of the amount required by Section 6.3; or

(f) by Resolute upon the occurrence of a Resolute Damages Event as provided in Section 6.3.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in or as otherwise specified in Article 6 which shall survive such termination.

ARTICLE 9
NOTICES

9.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a) Esprit and Esprit Exploration, addressed to:

Suite 900, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

Attention: Stephen J. Savidant, President and CEO
Telecopier: (403) 213-3710

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Grant A. Zawalsky
Telecopier: (403) 260-0332

(b) Resolute, addressed to:

2500 Bow Valley Sq. III
Calgary, Alberta T2P 3G6

Attention: Brian Lemke, President and CEO
Telecopier: (403) 234-0322

with a copy to:

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Robert R. Rooney
Telecopier: (403) 265-7219

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10
GENERAL

10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2 Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

10.3 Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

10.4 Costs

Except as contemplated herein (including Section 6.1 and 6.3 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. Esprit and Resolute shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

10.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7 Time of Essence

Time shall be of the essence of this Agreement.

10.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the Parties hereto irrevocably atom to the jurisdiction of the courts of the Province of Alberta.

10.9 Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10 Limitation on Trustees Liability

The parties hereto acknowledge that Esprit Exploration is entering into this agreement behalf of Esprit and the obligations of Esprit hereunder shall not be personally binding upon the Computershare Trust Company of Canada or any of the unitholders of Esprit and that any recourse against Esprit or any unitholder in any manner in respect of any indebtedness, obligation or liability of Esprit arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the trust indenture, as amended from time to time.

10.11 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ESPRIT ENERGY TRUST, by Esprit Exploration Ltd.

By: ______________________________

By: ______________________________

ESPRIT EXPLORATION LTD.

By: ______________________________

By: ______________________________

RESOLUTE ENERGY INC.

By: ______________________________

By: ______________________________

10.11 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ESPRIT ENERGY TRUST, by Esprit Exploration Ltd.

By: ______________________________

By: ______________________________

ESPRIT EXPLORATION LTD.

By: ______________________________

By: ______________________________

RESOLUTE ENERGY INC.

By: ______________________________

By: ______________________________

G:\061533\0001\Arrangement Agreement 08.doc

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	**Esprit Energy Trust**
Participation Fee for the Financial Year Ending:	**December 31, 2004**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Class A Trust Units

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		12,831,794	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$12.41	
Market value of class or series (rounded to nearest thousand)	=	$159,243,000	
			$159,243,000(A)

Class B Trust Units

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		27,271,586	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$12.38	
Market value of class or series (rounded to nearest thousand)	=	$337,622,000	
			$337,622,000(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):	N/A(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =	**$496,865,000**
Total fee payable in accordance with Appendix A of the Rule	**$25,000**
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)	N/A
Total Fee Payable $\times \frac{\text{Number of months remaining in financial year}}{12} =$	N/A
Late Fee, if applicable	N/A

(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	________
Contributed surplus	________
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	________
Long term debt (including the current portion)	________
Capital leases (including the current portion)	________
Minority or non-controlling interest	________
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	________
Any other item forming part of shareholders' equity and not set out specifically above	________
Total Capitalization	________
Total Fee payable pursuant to Appendix A of the Rule	________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) __________

Total Fee Payable × $\frac{\text{Number of months remaining in financial year}}{12}$

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) __________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

____

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year __________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X __________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X __________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = __________

Capitalization (add market value of all classes and series of securities) __________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit __________

Contributed surplus __________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ___________

Long term debt (including the current portion) ___________

Capital leases (including the current portion) ___________

Minority or non-controlling interest ___________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ___________

Any other item forming part of shareholders' equity and not set out specifically above ___________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ___________

Capitalization ___________

Total Fee payable pursuant to Appendix A of the Rule ___________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ___________

Total Fee Payable $\times \frac{\text{Number of months remaining in financial year}}{12}$

Late Fee, if applicable

(please include the calculation pursuant to section 2.9 of the Rule) ___________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

NOTICE AND UNDERTAKING

TO: The Securities Commission or similar regulatory authority in each of the provinces of Canada

RE: Reliance on Annual Information Form filed under National Instrument 51-102

Esprit Energy Trust ("Esprit") hereby provides notice that Esprit is relying on its annual information form in the form prescribed under National Instrument 51-102 and filed under SEDAR Project No. 755953 as Esprit's renewal annual information form for the purposes of National Instrument 44-101.

Esprit hereby undertakes, in accordance with section 3.3(2) of National Instrument 44-101, that when the securities of Esprit are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, Esprit will provide to any person or company, upon request to the Secretary of Esprit:

(a) one copy of the annual information form of Esprit, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

(b) one copy of the financial statements of Esprit for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of Esprit that have been filed, if any, for any period after the end of its most recently completed financial year;

(c) on copy of the information circular of Esprit in respect of its most recent annual meeting of unitholders that involved the election of trustees; and

(d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus of the short form prospectus and are not required to be provided under paragraphs (a), (b) or (c).

Dated March 30, 2005

ESPRIT EXPLORATION LTD., as
administrator of
ESPRIT ENERGY TRUST

Per: (signed) *"Greg A. Jerome"*
Greg A. Jerome
Vice President, Finance
and Corporate Secretary

Esprit files 2004 year end disclosure documents

CALGARY, Alberta (March 30, 2005) – Esprit Energy Trust ("Esprit") (EEE.A; EEE.B: TSX) today filed its 2004 annual report which includes its audited consolidated financial statements and accompanying notes for the year ended December 31, 2004 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Esprit has also filed its annual information form for the year ended December 31, 2004, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators, and its management information circular. Copies of these documents may be obtained via SEDAR at www.sedar.com or on the Corporation's website at www.eee.ca.

For further information:

Marian Kanik
Manager, Planning and Investor Relations
(403) 213-3798

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust files 2004 year end disclosure documents

CALGARY, March 30 /CNW/ - Esprit Energy Trust ("Esprit") (EEE.A; EEE.B: TSX) today filed its 2004 annual report which includes its audited consolidated financial statements and accompanying notes for the year ended December 31, 2004 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Esprit has also filed its annual information form for the year ended December 31, 2004, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators, and its management information circular. Copies of these documents may be obtained via SEDAR at www.sedar.com or on the Corporation's website at www.eee.ca.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units hold no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.
%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Esprit Energy Trust, Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, lciulka(at)eee.ca/
(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 12:43e 30-MAR-05

This MD&A has been prepared as of March 17, 2005.

The following discussion and analysis of financial and operating results should be read in conjunction with the audited consolidated financial statements of Esprit Energy Trust (the "Trust") for the twelve months ended December 31, 2004 (contained in this annual report) and the audited consolidated financial statements and the MD&A for the year ended December 31, 2003. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture. The Company is a subsidiary of the Trust.

Per share information is based on a consolidation of the Company shares on a 4 for 1 basis as part of the Plan of Arrangement effective October 1, 2004.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to net sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principles ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable to similar measures for other entities. The following non-GAAP measures are used:

(1) Cash flow equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.

(2) Net debt equals bank debt plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total leverage.

(3) Long-term debt to cash flow ratio equals the total long-term debt on the balance sheet divided by cash flow (as defined above). Long-term debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.

(4) Netbacks equal total revenue per boe less royalties per boe, operating costs per boe and general and administrative costs per boe. Total boes are calculated by multiplying the average daily production by the number of days in the period. Netbacks are a useful measure to compare the Trust's operations with those of its peers.

This MD&A contains forward-looking or outlook information with respect to the Trust. The use of the words "anticipate", "continue", "estimate", "may", "will", "project", "believe", "outlook", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of this MD&A.

Esprit's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A, including:

- Volatility in market prices for oil and natural gas;
- Risks inherent in our oil and gas operations;
- Geological, technical, drilling and processing problems;
- General economic conditions;
- Governmental regulations;
- Fluctuation in foreign exchange or interest rates;
- Unanticipated operating events that can reduce production or cause production to be shut-in or delayed;
- Failure to obtain industry partner and other third party consents and approvals, when required;
- The need to obtain required approvals from regulatory authorities; and
- The other factors discussed under "Operational and Other Business Risks" in this MD&A.

PLAN OF ARRANGEMENT

On October 1, 2004 the Company completed a reorganization by Plan of Arrangement (the "Arrangement") into Esprit Energy Trust (the "Trust") and ProspEx Resources Ltd. ("ProspEx"). The Arrangement was approved by securityholders on September 27, 2004 and was effective on October 1, 2004. The Arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A Trust Unit, Class B Trust Unit or exchangeable share of the Trust, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share. The units of the Trust and the common shares of ProspEx commenced trading on the Toronto Stock Exchange on October 5, 2004 as distinct and separate securities.

The Trust effectively acquired approximately 90 percent of the producing assets of the former Company. The remainder of the properties of the Company were transferred to ProspEx and consist of certain producing and prospective natural gas weighted assets and undeveloped land. After giving effect to the Arrangement, the financial statements of the Trust have been prepared on a continuity of interests basis which recognizes the Trust as the successor to Esprit Exploration Ltd. Accordingly, the consolidated financial statements for the year ended December 31, 2004 reflect the financial position, results of operations and cash flow as if the Trust had always carried on the business of the Company. All comparative figures referred to in the consolidated financial statements and this MD&A are the previous consolidated results of the Company and as such, will not be comparable for all periods presented.

Pursuant to the Arrangement, the following net assets were transferred to ProspEx:

Property, plant and equipment	$	38,843
Future tax asset		8,353
Long-term debt		(10,655)
Asset retirement obligation		(3,492)
Net assets transferred	$	33,049

VISION, CORE BUSINESS AND STRATEGY

The Trust is a conventional, independent, Canadian energy trust involved in the production and development of petroleum and natural gas in western Canada. The Trust's principle properties are in Alberta and Saskatchewan. The Trust's operations are characterized by long-life, gas-focused assets.

As at December 31, 2004, the Trust had total proved reserves of 38.2 million boe as evaluated by our independent petroleum engineers. Of this total, approximately 30.6 million boe were proved producing reserves. The Trust's production is heavily weighted toward natural gas and natural gas liquids with oil representing only approximately five percent of total production at December 31, 2004.

The Trust distributes a large percentage of its cash flow to unitholders. Cash flow not distributed in excess of distributions is utilized to fund the finding and developing of oil and natural gas reserves and optimization of current production. At year end 2004, the Trust has approximately 165,000 net acres of undeveloped land available for future development and exploitation.

The Trust's strategy is to maintain stable distributions and maximize long-term value for unitholders. Where necessary, the Trust will participate with joint venture partners to mitigate the risks associated with finding and developing oil and gas reserves. The Trust has a significant undeveloped land base and an inventory of drilling prospects in its core areas.

In assessing its performance, the Trust looks at five performance drivers relative to industry benchmark data:

- Total Unitholder Return – the return to unitholders resulting from the combination of monthly distributions and unit price performance.
- Reserve Replacement Ratio – a measure of the Trust's ability to replace production by adding new oil and gas reserves.
- Finding, Development and Acquisition Costs – when expressed on a "per boe" basis, finding, development and acquisition costs indicate the cost to the Trust of each barrel of reserves added.
- Price Received – comparing the price it receives for its product to various market indices, the Trust is able to judge its ability to obtain premium prices for its product.
- Cash Flow – a measure of the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow is a useful indicator of the results of the Trust's principle business activities prior to the consideration of how those activities are financed or how the results are taxed.

CONSOLIDATED FINANCIAL RESULTS HIGHLIGHTS

Net Earnings and Cash Flow

($000s except per unit amounts)	2004	2003	2002
Net earnings	28,099	38,779	1,638
Cash flow	86,777	92,260	32,039
Net earnings per unit – basic	0.70	0.97	0.05
Net earnings per unit – diluted	0.68	0.97	0.05
Cash flow per unit – basic	2.17	2.32	0.91
Cash flow per unit – diluted	2.11	2.31	0.91
Basic weighted average units	40,023	39,805	35,188
Diluted weighted average units	41,050	40,003	35,373
Cash distributions per unit	0.42	–	–
Special payment per share	0.22	–	–

Cash flow for the year was $86.8 million, down $5.5 million or six percent from 2003. Increased revenues due to higher prices and volumes were more than offset by the transfer of certain producing properties to ProspEx, Plan of Arrangement costs and higher operating costs and royalties.

Net earnings for the year of $28.1 million were down 28 percent from 2003, largely due to the same factors that impacted cash flow: higher royalties, operating costs and Plan of Arrangement costs. The positive earnings impact of lower future and current income tax expense was largely offset by higher depletion expense. These items are discussed in more detail below.

Oil and Natural Gas Revenue

	2004	2003	2002
Oil and gas revenue ($000s)	184,649	170,078	99,388
Production volumes			
Natural gas (mcf/d)	62,162	60,419	52,141
Natural gas liquids (bbl/d)	1,324	1,378	1,374
Oil (bbl/d)	540	554	685
Total (boe/d)	12,225	12,002	10,750
Sales prices			
Natural gas ($/mcf)	6.68	6.46	4.05
Natural gas liquids ($/bbl)	53.68	44.49	31.73
Crude oil ($/bbl)	33.70	25.82	27.49

Oil and natural gas revenue for 2004 was $184.6 million, up nine percent from $170.1 million in 2003. This increase was due to a six percent rise in overall commodity prices received by the Trust combined with a two percent increase in production volumes.

Production

Total equivalent production for 2004 of 12,225 boe per day represents a two percent increase over the full year 2003 production.

Esprit's full year average natural gas production of 62.2 million cubic feet ("mmcf") per day reflects a three percent increase over 2003 natural gas production of 60.4 mmcf per day. The production increases, which were achieved through tie-in of new wells in the Medallion, West Central Alberta, High River and Swalwell areas and compression added at Blackstone were offset by the decrease in production resulting from natural declines and the loss of production from properties that were transferred to ProspEx.

Natural gas liquids ("NGL") production of 1,324 bbls per day has remained relatively consistent with NGL production during 2003 of 1,378 bbls per day. Average NGL production for the year did not increase in proportion to natural gas production in 2004 due to the impact of a scheduled turnaround at the Olds liquids processing plant in the third quarter of 2004. The turnaround reduced liquids production for approximately one month; however, the product was sold in the gas stream resulting in higher heat content in the gas and recovery of lost NGL revenue via higher natural gas prices.

In 2004, oil production averaged 540 bbls per day, a decrease of three percent compared to 2003. During September and October of 2003 the Company's Saskatchewan oil production was temporarily shut in to facilitate the infill drilling program in the area with production being restored for the first two quarters of 2004. However, during the third quarter of 2004 the Company's oil production in Saskatchewan encountered water intrusion and sand problems. Production from these wells has not recovered to previous levels and is not expected to return to the levels seen in the first half of 2004.

Total average production is estimated to average 11,000 boe/d in 2005. Eighty-six percent of the production is anticipated to be natural gas. The Trust expects to be able to maintain stable production levels in 2005 through exploitation of its significant undeveloped land base and internally generated drilling prospects.

Prices and Product Marketing

During 2004, average natural gas prices received were higher than in either of the two preceding years. In 2004, the Company's marketing activities resulted in an average price of $6.68 per mcf at the plant gate. This is $0.24 per gigajoule higher than the expected Alberta Reference Price for the year. The Alberta Reference Price is the average plant gate natural gas price received by all Alberta gas producers for their product as published by the Department of Energy of the Province of Alberta. The average 2004 price received for natural gas is up three percent to $6.68 per mcf compared to the average 2003 price of $6.46 per mcf.

The average NGL price received in 2004 of $53.68 per bbl is up 21 percent from 2003. Esprit includes sulphur revenue in the calculation of the average NGL sales price. Sulphur prices have been strong in 2004, contributing $0.82 per bbl to the 2004 average NGL price received by Esprit.

Esprit's average oil price in 2004 was $33.70 per bbl, which is up 31 percent compared to the full year of 2003. While oil prices were strong throughout 2004 and 2003, the prior year's oil price was impacted by hedging losses of approximately $2.00 per bbl.

As part of its risk management policy, Esprit enters into commodity price derivative contracts to provide downside price protection, manage cash flow and improve the stability of distributions. When compared to market indices, 2004 natural gas hedging activities reduced gas revenue by $0.8 million ($0.04 per mcf) and by $3.3 million ($0.15 per mcf) in 2003. There were no oil hedging activities in 2004, whereas 2003 oil hedging activities reduced revenue by $0.4 million.

Entering 2005, the Company has none of its crude oil production and 12 percent of its annual natural gas production hedged via fixed price contracts. An additional six percent of natural gas volumes are protected via gas price collars. At December 31, 2004 the estimated fair value of these contracts was $4.3 million.

Energy commodity prices can fluctuate due to changes in the geopolitical environment, weather conditions, supply disruptions and variations in demand. The Trust aims to limit the volatility of its cash flow and, in turn, provide stability to its distributions. The Trust has a written policy delegating limited authorities to management to implement commodity price hedges. The Audit Committee of the Board of Trustees meets with management quarterly to review the Trust's hedging strategy and the hedges in place. The Trust expects that no more than 30 to 35 percent of the Trust's production would be exposed to fixed price or upside limiting hedges at any point in time. In the case of a material

acquisition, it may consider using hedges on a larger portion of the acquired production to lock in the transaction economics. However, in the event that prices rise above the price specified in the hedge, Esprit will be unable to capture the associated incremental revenue.

Royalties

Royalty expense of $44.5 million for the full year of 2004 increased from the prior year's royalty expense of $38.8 million in proportion with revenue. The total royalties as a percentage of revenue in 2003 were 23 percent while in 2004 they were 24 percent. The increase in the average royalty rate is due to the fact that the properties transferred to ProspEx had relatively low royalty rates. As the fourth quarter of 2004 does not include these lower rate properties, the average royalty rate in the fourth quarter is higher than the historical rate, impacting the 2004 full year royalty rate. The royalty rate for 2005 is expected to be approximately 24 percent.

Operating Costs

Esprit's full year operating costs were $35.1 million or $7.86 per boe compared to $27.8 million or $6.34 per boe for the full year of 2003. The increase in operating costs in 2004 was due to significant compressor maintenance costs at Olds, an increase in the scope of work, and the associated accrued costs, related to the Olds plant turnaround scheduled for May 2005, repairs to the liquids plant at Olds, increases in electricity costs and well workovers in Saskatchewan. The majority of these additional costs were incurred in the third quarter of 2004 and resulted in per unit costs of $8.69 per boe in that quarter. Fourth quarter 2004 operating costs were $8.10 per boe. Costs are expected to continue to decrease during 2005 to average $7.00 per boe for the full year of 2005 due to increased revenue from processing third party volumes and lower chemical and methanol usage.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization ("DD&A") expense in 2004 was $44.9 million, or $10.06 per boe, up from $38.1 million or $8.69 per boe in 2003. The increase in DD&A expense is a result of an increase in the depletion rate combined with an increase in production volumes. Contributing to the increase in the depletion rate was the transfer of a significant portion of the Company's undeveloped properties to ProspEx. In the calculation of DD&A expense, these amounts are excluded from the depletable asset base. As a result, the Trust must apply a higher depletion rate to its production in determining its DD&A expense. The anticipated future DD&A rate will continue to increase as current year finding and development costs are greater than Esprit's historical rate.

Interest Expense

Interest expense in 2004 of $3.2 million is down very slightly from $3.3 million in the prior year. The increase in average long-term debt compared to 2003 was offset by decreased average interest rates experienced by the Trust. The average rate on the utilized portion of the credit facility was 3.4 percent in 2004 compared to 4.6 percent in 2003.

General and Administrative

Full year net general and administrative expenses decreased three percent to $5.0 million in 2004 from $5.2 million in 2003. Per unit general and administrative expenses for the full year were $1.12 per boe compared to $1.18 per boe in 2003. The reorganization of the Company into an income trust as well as increased regulatory reporting requirements are expected to put additional upward pressure on general and administrative expenses. Per unit general and administrative costs are expected to average $1.45 per boe in 2005.

Plan of Arrangement Expenses

The Company made $8.4 million in payments to employees and officers including employee termination costs, employee retention payments and transaction bonuses. These costs were expensed on the statement of earnings and deficit in the third quarter of 2004.

Income Taxes

Esprit has not paid any current income taxes in 2004, with the exception of Federal large corporations tax and Saskatchewan capital tax.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made from the operating company to the Trust and the Trust ultimately transfers both the income and tax liability to the unitholders. It is therefore expected that the Trust will not incur any cash income taxes in the near future.

At the end of 2004, the Trust has tax pools of approximately $306 million available for deduction against future taxable income. Approximately $120 million of the 2004 tax pools can be claimed at the Trust level, while the remaining $186 million can be claimed by the operating company.

Capital Expenditures

Net capital expenditures for the year of $85.0 million are down 26 percent from 2003. In August 2004 the Company sold to an unrelated third party certain prospective coalbed methane and shallow gas properties in central Alberta for $37.7 million. Excluding this disposition, capital expenditures were $122.6 million, an increase of seven percent or $8.4 million from 2003; reflective of Esprit's aggressive capital program in the first three quarters of 2004; $65.6 million was spent on exploration and development, $36.1 million on facilities, $16.8 million on land and lease rentals, $3.7 million on capitalized general and administrative costs, $0.2 million on the East Coast property and $0.2 million on other office assets. Excluding amounts spent on assets that were transferred to ProspEx Resources, capital expenditures were $72.2 million.

As a Trust, capital spending is scaled back significantly, focusing on the development of existing assets. The 2005 guidance for capital spending before acquisitions is $40 million. The Trust will spend approximately $22 million on drilling activities, $14 million on facilities, and $4 million on land and other capital.

The Company maintains a focus on acquisitions and continues to pursue these opportunities. However, due to the unpredictability of occurrence and the uncertainty of the magnitude if any such transaction were to occur, the Company has not made any provision for acquisitions in its 2005 capital budget.

SUBSEQUENT EVENT

On March 14, 2005, Esprit announced that it had entered into an agreement whereby, through a Plan of Arrangement, Esprit would acquire the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares trade on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. As part of the plan of arrangement, certain Resolute assets will be transferred to a separate exploration and coalbed methane development company to be owned by the existing shareholders of Resolute. The Board of Directors of Resolute will call a Special Meeting of Shareholders to approve the plan of arrangement. This transaction will require the approval of 66 2/3 percent of the votes cast by the securityholders of Resolute voting as a single class. Should the plan of arrangement be approved, the Trust will issue approximately 24.1 million trust units. On a combined basis, Esprit estimates net debt will be approximately $150 million after the close of the transaction. The assets acquired through this transaction would increase Esprit's production by approximately 60 percent and

reduce the Trust's dependence on the Olds area. The Resolute assets are predominantly sweet, natural gas properties and would increase the Trust's proportion of sweet gas production from 29 percent to 55 percent of its total gas production. An additional 15.7 million barrels of oil equivalent ("mmboe") of proved reserves and 20.4 mmboe of proved plus probable reserves would be added to Esprit's asset base as a result of this acquisition.

LIQUIDITY AND CAPITAL RESOURCES

($000s except ratios)	2004	2003	2002
Total assets	$ 383,527	$ 383,837	$ 317,230
Total long-term liabilities	$ 116,605	$ 88,278	$ 60,798
Long-term debt	$ 86,875	$ 70,319	$ 48,480
Working capital deficiency	$ 16,140	$ 1,270	$ 2,845
Net debt	$ 103,015	$ 71,589	$ 51,325
Long-term debt to cash flow (times)	1.00	0.76	1.52
Long-term debt to equity	0.42	0.26	0.21
Outstanding units	40,183	39,924	38,799

The Trust's liquidity and capital requirements are fulfilled through operating cash flow and existing credit facilities. In 2004, 70 percent of the Company's capital program was funded through cash flow and 30 percent through issuance of long-term debt. As at December 31, 2004, total long-term debt was $86.9 million reflecting a 1 times long-term debt to cash flow ratio. While higher than the prior year's long-term debt to cash flow ratio of 0.76, this is still relatively low when compared to Esprit's peers. The Trust has a $150 million credit facility leaving $63.1 million of unused bank borrowing capability at the end of 2004. This loan facility is subject to an annual review by the lenders and it is anticipated that the loan will be extended. A drastic drop in estimated reserves or estimated future prices could result in the loan facility not being renewed or a decrease in the loan facility. Were the loan facility not renewed or significantly decreased, the Trust's ability to pay distributions would be impacted.

Future debt levels are primarily dependent on the Trust's operating cash flow, distributions and capital program. Long-term debt in 2005 is projected to increase as a result of the 2005 capital program and sustained cash distributions exceeding cash flow. An acquisition or volatility in commodity prices would impact this forecast. The credit facility, together with cash generated from operations, will be sufficient to meet Esprit's near term capital requirements and provide the Company with the flexibility to pursue profitable growth opportunities.

The Company does not have any off balance sheet financing arrangements.

OUTSTANDING TRUST UNIT DATA

As at February 15, 2005, the Trust had 42,168,691 trust units and exchangeable shares outstanding, comprised of 12,399,507 Class A Trust Units and 27,805,226 Class B Trust Units, and 1,963,958 exchangeable shares outstanding. 2,053,259 units are issuable upon conversion of the exchangeable shares applying the exchange ratio at February 15, 2005. During 2004, a total of 0.4 million exchangeable shares were exchanged for trust units.

CASH DISTRIBUTIONS

The Trust's current distribution policy incorporates the Trust retaining approximately 25 percent of cash flow to finance capital expenditures. The capital program is expected to be financed from this retained cash flow and additional drawdowns on the bank facility. In the event that commodity prices are higher

than anticipated and a cash surplus develops in a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase the capital program. In the event that commodity prices and/or production are lower than expected, the Trust may decrease distributions, increase debt or decrease the capital program.

Esprit pays distributions monthly, to unitholders of record at the end of each month. Distributions are paid on the 15th of the following month. The actual amount of the distribution is determined by the Board of Trustees and is dependent upon the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow.

Cash distributions of $0.42 per unit were declared and paid for 2004. Of this amount, $0.28 per unit was paid in 2004, and $0.14 per unit was paid on January 17, 2005. Cash flow for the period October 1, 2004 to December 31, 2004 was $0.56 per diluted unit. This represents a payout ratio of approximately 75 percent of cash flow on a per unit basis for 2004. Thirty-five percent of the distribution represents a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the trust units held by unitholders.

For individual unitholders in the United States, the Trust has calculated that 41.74 percent of the distributions made in 2004 are dividends that are "Qualifying Dividends". The remaining 58.26 percent is a tax-deferred reduction to the cost of the units for tax purposes. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually based on current and accumulated earnings in accordance with U.S. tax law.

Monthly distributions for the first two months of 2005 were be $0.14 per trust unit.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations at December 31, 2004:

($000s)	2005	2006	2007	2008	2009
Long-term debt	$ –	$ 86,875	$ –	$ –	$ –
Pipeline transportation	1,909	–	–	–	–
Operating leases	280	302	309	331	276
Software licenses	215	–	–	–	–
	$ 2,404	$ 87,177	$ 309	$ 331	$ 276

The long-term debt may be extended at the mutual agreement of the Trust and its lenders. The Trust intends to extend the terms of this agreement on an ongoing basis. Additional details regarding the Company's long-term debt are described in the section of the MD&A entitled "Liquidity and Capital Resources".

ACCOUNTING POLICIES

Critical Accounting Policies

The Trust's significant accounting policies are summarized in Note 2 to the Trust's audited consolidated financial statements for the years ended December 31, 2004 and 2003. Certain of these policies are recognized as critical because in applying these policies, management is required to make judgments, assumptions and estimates that have a significant impact on the financial results of the Trust. The estimates used in applying these critical accounting policies have been reviewed with the Audit Committee of our Board of Trustees and are discussed below.

Oil and Gas Reserves

Reserves estimates and revisions to those reserves, although not reported as part of the Trust's financial statements, can have a significant impact on net earnings as a result of their impact on depletion, and depletion rates, asset retirement obligations, asset impairments and purchase price allocations. In adherence with National Instrument 51-101, 100 percent of the Trust's proved plus probable oil and gas reserves were evaluated and reported on by an independent qualified reserves evaluator (Gilbert Laustsen Jung Associates Ltd.) appointed by the Board of Trustees. However, the process of estimating oil and gas reserves is complex and is subject to uncertainties and interpretations. Estimating reserves requires significant judgments based on available geological and reservoir data, past production and operating performance and forecasted economic and operating conditions. These estimates may change substantially as additional data from ongoing development, testing and production becomes available, and due to unforeseen changes in economic conditions which impact oil and gas prices and costs.

Asset Impairment

Esprit follows the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 16 for full cost oil and gas accounting. In accordance with full cost accounting, a ceiling test is performed, on a quarterly basis, to test for asset impairment. An impairment loss is recorded if the sum of the undiscounted cash flow expected from the production of the proved reserves and the lower of cost and market of unproved properties does not exceed the carrying values of the oil and gas assets. An impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flow expected from the production of proved and probable reserves and the lower of cost and market of unproved properties.

The cash flow used in testing for impairment is based on a number of estimates, the most critical being remaining reserves, future prices and future operating costs. The uncertainty in reserves is discussed above. We estimate our future prices based on published forward prices at the end of the period for the next five years and after five years the estimated future prices used are determined by our independent reserves evaluator. Although these price estimates are from sources independent of the Trust, they are still subject to significant volatility. Future operating cost estimates are based on current operating costs per barrel plus an inflation factor.

Unproved Properties

Certain costs related to unproved properties are excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted.

Asset Retirement Obligation

The Trust records a liability for the legal obligation associated with the retirement of long-lived assets and a corresponding increase in the related asset in accordance with the method outlined in the CICA handbook section 3110. The future liability is comprised of estimates of future costs to abandon and restore well sites, facilities and natural gas processing plants discounted to their present value. The estimation of these costs is based on engineering estimates using current costs and technology and in accordance with current legislation and industry practice. These estimates are reviewed annually. Changes are accounted for prospectively and could impact net earnings.

Income Taxes

While the Trust is a taxable entity under the Income Tax Act (Canada) the Trust is not liable for income tax as it allocates all of its taxable income to its unitholders. Therefore, no provision for Canadian income tax expense has been made in the Trust.

Income taxes for the operating company are calculated using the liability method whereby tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between amounts reported in the financial statements and their respective tax base using income tax rates expected to apply when the differences reverse. The effect of a change in income tax rates in future tax liabilities and assets is recognized in income in the period in which the change occurs.

Accounting Policy Changes During the Current Year

Hedging Relationships

In the first quarter of 2004, the Trust prospectively adopted Accounting Guideline No. 13 as issued by the CICA. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirement to assess the effectiveness of hedging relationships. Also during 2004, an amended pronouncement of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants became effective requiring financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. To date, the only derivative financial instruments used by the Trust are commodity price contracts which are designated as hedges by the Trust. The guideline does not have a significant impact on the financial results of Esprit.

New Accounting Pronouncements

Exchangeable Securities

In January 2005, the CICA issued an Emerging Issues Committee pronouncement on "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The guidance is effective for financial statements issued after January 19, 2005. The EIC addresses how exchangeable securities should be presented on the consolidated balance sheet of an income trust, how these securities should be measured, the accounting treatment of conversion of exchangeable securities not presented as part of unitholders' equity and how exchangeable securities should be treated for purposes of calculating earnings per share. The exchangeable securities of the Trust are presented as non-controlling interest because the holders of exchangeable securities are able to transfer or sell the exchangeable shares.

Earnings Per Unit

In July 2004, the CICA issued an exposure draft for a new method for calculating year to date diluted earnings per unit for fiscal years beginning on or after January 1, 2005. Under the new method, the incremental number of units included in the year-to-date diluted earnings per unit will be computed using the average market price of the trust units for the year-to-date period. The Trust will adopt this new guideline on January 1, 2005 and it is not expected to have a material impact on its diluted earnings per unit.

Subsequent Events

In March 2004, the CICA issued an exposure draft that proposes to extend the period during which subsequent events are required to be considered to include those events that occur between the date of the balance sheet and the date when the financial statements are authorized for issue. Currently, subsequent events are only required to be disclosed if they occur prior to the audit report date. Due to the March 14, 2005 agreement between Esprit and Resolute Energy described in the subsequent event section of the MD&A and in Note 14(b) to the financial statements, Esprit has chosen to disclose events up to the date of authorization and issuance of the financials rather than the audit report date.

QUARTERLY OPERATING RESULTS

($000s, except per unit amounts)

	2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas revenue	44,419	46,351	48,651	45,228	41,602	41,722	42,508	44,246
Net earnings	12,179	(185)[1]	8,421	7,684	8,559	7,528	9,644	13,048
Cash flow	23,791	13,880	25,513	23,591	23,095	21,605	22,278	25,283
Net earnings per unit – basic	0.31	(0.01)	0.21	0.19	0.21	0.19	0.24	0.33
Net earnings per unit – diluted	0.29	(0.01)	0.21	0.19	0.21	0.19	0.24	0.33
Cash flow per unit – basic	0.60	0.34	0.64	0.59	0.58	0.54	0.56	0.64
Cash flow per unit – diluted	0.56	0.34	0.63	0.58	0.57	0.54	0.56	0.64

(1) A loss was recorded in the period as a result of transaction costs incurred relating to the Plan of Arrangement.

OPERATIONAL AND OTHER BUSINESS RISKS

Volatility of Oil and Natural Gas Prices

The Trust's results of operations and financial condition are dependant upon the prices received for our oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty, and other factors beyond our control. These factors include but are not limited to, worldwide political instability, foreign supply of oil and natural gas, the level of consumer product demand, government regulations and taxes, the prices and availability of alternative fuels and the overall economic environment. Any decline in oil and natural gas prices could have a material adverse effect on the Trust's operations, financial condition, proved reserves and the level of distributions to unitholders. No assurance can be given that oil and natural gas prices will be at levels which will generate profits for the Trust. In addition, the Trust regularly assesses the carrying value of its assets. If oil and natural gas prices become depressed or decline, the carrying value of its assets could be subject to downward revision.

Need to Replace Reserves

The Trust's future oil and natural gas reserves and production, and therefore its cash flow and distributions, are highly dependant upon its success in exploiting its current asset base and acquiring additional reserves. Without reserve additions through acquisition or development activities its reserves and production will decline over time as reserves are depleted. The trust market for acquisitions is highly competitive and will impact the Trust's ability to grow. In a strong competitive market, acquisitions are more expensive and the Trust's access to capital (including access to public markets, private financings and bank financing) will have an impact on the Trust's ability to finance these acquisitions. There can be no assurance that the Trust will be able to develop or acquire additional reserves to replace production at acceptable costs.

Operating Hazards and Other Uncertainties

Acquiring and developing oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, encountering unexpected geologic formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. Although the Trust maintains insurance in accordance with customary industry practice, it is not fully insured against all of these risks. Losses resulting from the occurrence of these risks could have a material adverse impact on the Trust.

Uncertainty of Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Trust's control. The reserve data incorporated herein represent estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the associated future net revenues are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with the Trust's past and current operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, large fines and liability and potentially increased capital expenditures and operating costs. Although we believe we are in compliance with all existing material environmental regulations, there can be no assurance that future environmental costs will not have a material adverse impact on our financial condition or results of operations.

Competition

The oil and natural gas industry is highly competitive, particularly as it pertains to the acquisition and development of new sources of oil and natural gas reserves (as discussed in the above discussion of the need to replace reserves). The industry also competes with other industries in supplying non-petroleum energy products. The Trust actively competes for reserve acquisitions, leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial resources than the Trust.

Governmental Regulation

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the imposition of royalties, specific drilling obligations, environmental protection controls and control over the development and abandonment of fields (including restrictions on production). As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exploration for oil and natural gas. Such regulation may change from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase costs and have a material adverse impact on the Trust.

Bank Loans

The Trust relies on its bank credit facilities to fund a portion of its operations. The amount of the Trust's available credit is determined by our bankers based upon the value of the Trust's oil and natural gas reserves. A significant decline in oil and natural gas prices or a significant reduction in the Trust's oil and gas reserves could impact the Trust's access to bank credit facilities and its ability to fund operations and maintain distributions.

OTHER INFORMATION ON THE TRUST

Other information concerning the Trust, including the Annual Information Form, is available at www.sedar.com under the profile Esprit Energy Trust.

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Stephen B. Soules, Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Esprit Energy Trust (the issuer), for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

March 30, 2005

(signed) *"Stephen B. Soules"*
Stephen B. Soules
Executive Vice President and
Chief Financial Officer

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Stephen J. Savidant, President and Chief Executive Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Esprit Energy Trust (the issuer), for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

March 30, 2005

(signed) *"Stephen J. Savidant"*
Stephen J. Savidant
President and Chief Executive Officer

MANAGEMENT'S REPORT

Management has prepared the consolidated financial statements in accordance with accounting principles generally accepted in Canada. If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the consolidated financial statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the annual report and ensured that it is consistent with information in the consolidated financial statements.

Esprit Energy Trust maintains internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that assets are appropriately accounted for and adequately safeguarded.

The Board of Trustees is responsible for reviewing and approving the consolidated financial statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting.

The Audit Committee is appointed by the Board and is composed of Trustees who are not employees of the Trust. The Audit Committee of Trustees meets regularly with management and with the external auditors to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the consolidated financial statements and the external auditors' report. The Audit Committee also considers, for review by the Board and approval by the unitholders, the engagement or reappointment of external auditors.

KPMG LLP, the external auditors, have audited the consolidated financial statements in accordance with the auditing standards generally accepted in Canada on behalf of the unitholders. KPMG LLP have full and free access to the Audit Committee.

Stephen J. Savidant
President and Chief Executive Officer
February 15, 2005

Stephen B. Soules
Executive Vice President and Chief Financial Officer

AUDITORS' REPORT

TO THE UNITHOLDERS OF ESPRIT ENERGY TRUST

We have audited the consolidated balance sheets of Esprit Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
February 15, 2005
(except as to note 14 (b) which is as of March 17, 2005)

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)	December 31 2004	December 31 2003
ASSETS		
Current assets		
Accounts receivable	$ 22,972	$ 24,428
Prepaid expenses	2,773	3,239
	25,745	27,667
Capital assets, net (Note 6)	357,758	355,940
Other assets	24	230
Total assets	$ 383,527	$ 383,837
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 36,265	$ 28,937
Distributions payable (Note 5)	5,620	–
	41,885	28,937
Long-term debt (Note 7)	86,875	70,319
Asset retirement obligation (Note 8)	11,006	13,489
Future income tax liability (Note 12)	18,724	4,470
Total liabilities	158,490	117,215
Non-controlling interest (Note 10)	15,731	–
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 9)	297,476	364,958
Contributed surplus	–	1,145
Accumulated cash distributions (Note 5)	(16,788)	–
Deficit	(71,382)	(99,481)
Total unitholders' equity	209,306	266,622
Total liabilities and unitholders' equity	$ 383,527	$ 383,837
Subsequent Events (Note 14)		

See accompanying notes to consolidated financial statements.

D. Michael G. Stewart
Trustee

Stephen J. Savidant
Trustee

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

For the Year Ended December 31 (Stated in thousands of dollars, except per unit amounts)	2004	2003
Revenue		
Oil and gas	$ 184,649	$ 170,078
Royalties	(44,549)	(38,788)
	140,100	131,290
Expenses		
Operating	35,092	27,781
Depletion, depreciation and amortization	44,877	38,069
General and administrative	5,014	5,151
Interest	3,233	3,293
Stock-based compensation	1,835	1,278
Other	–	437
Accretion of asset retirement obligation (Note 8)	902	866
Plan of Arrangement	8,497	–
	99,450	76,875
Earnings before income taxes and non-controlling interest	40,650	54,415
Income taxes (Note 12)		
Current	772	1,349
Future	11,085	14,287
	11,857	15,636
Earnings before non-controlling interest	28,793	38,779
Non-controlling interest (Note 10)	694	–
Net earnings for the year	28,099	38,779
Deficit, beginning of year	(99,481)	(138,260)
Deficit, end of year	$ (71,382)	$ (99,481)
Net earnings per unit		
Basic	0.70	0.97
Diluted	0.68	0.97

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

For the Year Ended December 31 (Stated in thousands of dollars, except for per unit amounts)	2004	2003
OPERATIONS		
Net earnings for the year	$ 28,099	$ 38,779
Items not involving cash		
Depletion, depreciation and amortization	44,877	38,069
Stock-based compensation	1,624	1,278
Accretion	902	866
Future income taxes	11,085	14,287
Non-controlling interest	694	–
Site restoration expenditures	(504)	(1,019)
Cash flow from operations before changes in non-cash working capital	86,777	92,260
Changes in non-cash working capital from operations	8,762	(7,955)
	95,539	84,305
FINANCING		
Issuance of shares on exercise of stock options	19,115	1,202
Payment of $0.22 per share on Plan of Arrangement	(36,091)	–
Plan of arrangement costs	(10,507)	–
Debt assumed by ProspEx	10,655	–
Distributions	(16,788)	–
Distributions payable	5,620	–
Change in long-term debt	16,556	21,839
Repurchase of common shares	–	(226)
	(11,440)	22,815
INVESTMENTS		
Exploration and development expenditures		
Western Canada	(122,209)	(106,613)
East Coast	(210)	(4,006)
Disposition (acquisition) of oil & gas properties	37,644	(3,065)
Other capital assets	(153)	(489)
Other	207	805
	(84,721)	(113,368)
Changes in non-cash working capital	622	6,248
	(84,099)	(107,120)
Change in cash	–	–
Cash, beginning of year	–	–
Cash, end of year	$ –	$ –
Supplementary cash flow information		
Cash taxes paid	$ 1,035	$ 903
Interest paid	$ 3,149	$ 2,889

December 31, 2004 and 2003 (thousands of dollars unless otherwise stated)

1. BASIS OF PRESENTATION

Esprit Energy Trust (the "Trust") was established on October 1, 2004 under a Plan of Arrangement (the "Arrangement") involving the Trust, Esprit Exploration Ltd. (the "Company"), and ProspEx Resources Ltd ("ProspEx"). Under the Arrangement the Company transferred certain producing and exploratory oil and gas assets to ProspEx and each Esprit Exploration Ltd. shareholder received 0.25 of either a Class A Trust Unit, Class B Trust Unit or an exchangeable share of the Company, depending on residency and elections; 0.20 of a ProspEx common share; and a payment of $0.22 per share.

The consolidated financial statements, prior to the Arrangement, included the Company and its subsidiaries. Upon completion of the Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company.

The 2004 financial statements reflect the results of operations and cash flow of the Company and its subsidiaries for the period from January 1, 2004 to September 30, 2004 and the results of operations of the Trust and its subsidiaries for the period from October 1, 2004 to December 31, 2004. The comparative figures for 2003 are the results of the Company and its subsidiaries. Due to the conversion into a trust, certain information included in the financial statements for prior periods may not be comparable. The term "units" has been used to identify trust units issued on or after October 1, 2004 as well as the common shares outstanding prior to the conversion on October 1, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates.

(A) CONSOLIDATION

The consolidated financial statements include the accounts of the Trust and its subsidiaries. A substantial portion of the oil and gas activities are conducted jointly with others and the consolidated financial statements reflect only proportionate interest in such activities.

(B) CAPITAL ASSETS

The Trust follows the full cost method of accounting for exploration and development expenditures whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized. Such costs include lease acquisition, geological and geophysical, lease rentals on undeveloped properties, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities. Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

All costs of acquisition, exploration and development of oil and gas reserves, associated tangible plant and equipment costs, and estimated costs of future development of proved undeveloped reserves are depleted and depreciated by the unit of production method based on estimated proved reserves before royalties as determined by independent engineers. Oil and gas reserves are converted to equivalent units using their relative energy content. Costs of unproved properties are excluded from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred.

Oil and gas assets are evaluated in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flow expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flow expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flow is estimated using future product prices and costs and is discounted using the risk-free rate.

Amortization of capital assets not related to oil and gas assets is provided using the declining balance method at rates ranging from 20 to 50 percent per annum. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases.

(C) Revenue Recognition

Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

(D) Asset Retirement Obligation

The Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as producing well sites and natural gas processing plants, in the period in which they are incurred and a corresponding increase in the carrying amount of the related long-lived asset. The liability accretes until we expect to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire tangible assets are deducted from the liability as incurred.

(E) Income Taxes

The Trust is a taxable entity under the Canadian Income Tax Act (the "Act") and is taxable only on taxable income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders it is not liable for income tax and therefore no provision for income taxes has been made in the Trust.

The Company follows the liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the amounts reported in the financial statements and the tax basis of the assets and liabilities, and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(F) STOCK-BASED AND UNIT-BASED COMPENSATION

Stock options granted on or after January 1, 2003 were accounted for based on the fair value method. The fair value was measured at the grant date and charged to earnings over the vesting period. For awards vesting on a graded basis, compensation cost was recognized on a pro-rata basis over the vesting period. Consideration paid on exercise of options is credited to share capital. As part of the Arrangement, all stock options were exercised or cancelled in 2004 resulting in a charge to earnings in 2004 for all amounts not previously expensed.

The Trust's performance unit incentive plan is described in Note 9 (b). Units granted under the plan are accounted for using the fair value method and the intrinsic value method. The fair value is measured at the grant date and charged to earnings over the vesting period with a corresponding increase in contributed surplus.

(G) FOREIGN CURRENCY

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the balance sheet date. Revenue and expenses are translated at the monthly average exchange rate. Translation gains or losses are included in earnings in the year incurred.

(H) FINANCIAL INSTRUMENTS

The Company uses certain derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. These instruments are not recognized in the financial statements on inception. Gains or losses arising from financial instruments on commodity prices and foreign currency are recognized as adjustments to the related revenue accounts when the gain or loss is realized. Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term debt.

3. CHANGES IN ACCOUNTING POLICIES

A) HEDGING RELATIONSHIPS

The Trust prospectively adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirements to assess the effectiveness of hedging relationships. Also during 2004, an amended pronouncement of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants became effective requiring financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. To date, the only derivative financial instruments used by the Trust are commodity price contracts which are designated as hedges by the Trust. The adoption of this guideline did not have a material impact on the Trust's financial position or results of operations.

B) OTHER CHANGES

During the fourth quarter of 2003, the Company adopted new accounting policies for stock-based compensation and asset retirement obligations. The 2003 consolidated financial statements described the impact of these changes.

During the fourth quarter of 2003, the Company adopted the revised guideline for full cost oil and gas accounting. This change had no impact on the financial results of the Company.

4. TRANSFER OF NET ASSETS TO PROSPEX

Pursuant to the Arrangement certain undeveloped land, seismic and producing oil and gas assets were transferred to ProspEx on October 1, 2004. At the time of the transaction, ProspEx and the Trust were related parties resulting in the transfer of the following net book values:

		(000's)
Property, plant and equipment	$	38,843
Future tax asset		8,353
Long-term debt		(10,655)
Asset retirement obligation		(3,492)
Net assets transferred	$	33,049

In addition to the net assets transferred, $70 million of tax pools were transferred to ProspEx.

As part of the Arrangement, the Company incurred $8.5 million in payments to employees and officers, including termination, retention and transaction bonus payments. These costs have been reflected as a Plan of Arrangement expense in the statement of earnings. All other direct costs of the restructuring in the amount of $10.6 million were charged to Unitholders' capital.

In conjunction with the Arrangement, the Trust and ProspEx entered into an administrative and technical service agreement pursuant to which the Trust will provide certain administrative and technical services to ProspEx until March 31, 2005. The Trust has charged ProspEx $0.10 million under the agreement and ProspEx owes the Trust this amount at December 31, 2004.

5. RECONCILIATION OF DISTRIBUTIONS

	Three months ended December 31		Year ended December 31	
	2004	2003	2004	2003
Cash distributions	$ 16,788	–	$ 16,788	–
Accumulated cash distributions, beginning of period	–	–	–	–
Accumulated cash distributions, end of period	$ 16,788	–	$ 16,788	–
Cash distributions per unit (1)	$ 0.42	–	$ 0.42	–
Accumulated cash distributions per unit, beginning of period	–	–	–	–
Accumulated cash distributions per unit, end of period	$ 0.42	–	$ 0.42	–

(1) represents the sum of the per trust unit paid monthly to unitholders.

6. CAPITAL ASSETS

	2004	2003
Oil and gas properties	$ 644,320	$ 597,778
Other capital assets	4,959	4,806
	649,279	602,584
Less accumulated depletion, depreciation and amortization	(291,521)	(246,644)
Total capital assets, net	$ 357,758	$ 355,940

At December 31, 2004, oil and gas assets included $7.0 million (2003 – $12.7 million) relating to unproved properties which have been excluded from the depletion calculation. Future development costs related to proved undeveloped reserves of $59.9 million (2003 – $65.0 million) are included in the depletion calculation.

In 2004 the Trust capitalized $3.7 million (2003 – $4.1 million) of overhead directly related to acquisition, exploration and development activities.

In 2004 the Company sold to an unrelated third party certain coalbed methane and shallow gas properties for cash consideration of $37.7 million.

At December 31, 2004 the Trust applied a ceiling test to its oil and gas assets using expected future market prices of:

	2005	2006	2007	2008	2009	Thereafter
Gas ($ per thousand cubic feet)(1)	6.17	6.15	5.80	5.50	5.23	+2.0%/yr
Natural gas liquids ($ per barrel)(1)	40.32	37.79	36.41	35.18	34.68	+2.0%/yr
Oil ($ per barrel)(2)	44.65	41.85	40.32	38.96	38.40	+2.0%/yr

(1) Weighted average plantgate price

(2) Weighted average wellhead price

At December 31, 2003 the Company applied a ceiling test to its oil and gas assets using expected future market prices with a range of $4.91 – $5.86 for natural gas, $26.32 – $29.65 for natural gas liquids and $29.14 – $32.83 for oil.

A ceiling test surplus existed at December 31, 2004 and 2003.

7. LONG-TERM DEBT

As part of the Arrangement and the creation of the Trust and ProspEx, the Trust has entered into a new credit facility with a syndicate of banks and currently has a $150 million extendible revolving term credit facility.

The credit facility is secured by a $250 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of this facility for the year ended December 31, 2004, was approximately 3.4 percent (2003 – 4.5 percent).

The facility is fully revolving until June 30, 2005, and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on July 1, 2006.

At December 31, 2003, the Company had a $125 million revolving credit facility, which was fully revolving until May 28, 2004.

The Trust has no debt denominated in a foreign currency.

8. ASSET RETIREMENT OBLIGATION

The Trust has recorded the fair value of legal obligations associated with the retirement of all of its long-lived tangible assets, including its producing well sites and natural gas processing plants. The estimation of these costs is based on engineering estimates using current costs and technology and in accordance with current legislation and industry practice.

For the year ended December 31	2004	2003
Balance, beginning of year	$ 13,489	$ 12,318
Transfer to ProspEx	(3,492)	–
Liabilities incurred	611	1,324
Accretion expense	902	866
Liabilities settled	(504)	(1,019)
Balance, end of year	$ 11,006	$ 13,489
Key Assumptions		
Credit adjusted risk-free rate	7.03%	7.03%
Year in which obligation is expected to be settled: 2005 – 2009	$ 2,106	$ 3,120
Thereafter	39,125	42,356
Undiscounted estimated cash flow required to settle the obligation	$ 41,231	$ 45,476

9. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

The capital structure of the Trust consists of Class A Trust Units and Class B Trust Units. The Class A and Class B Trust Units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution. Class A Trust Units have no residency restrictions whereas the Class B Trust Units may only be held by Canadian residents. The number of Class A Trust Units outstanding at any point in time may not exceed 80 percent of the number of Class B Trust Units outstanding at such time. Class B Trust Units may not be converted into Class A Trust Units.

The Trust may, at its sole discretion, redeem Class A Trust Units for either cash or unsecured, subordinated promissory notes of the Trust. The redemption price for the Class A Trust Units is the lesser of the ten trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption. Class A Trust Units and Class B Trust Units are redeemable at the option of the unitholder at the lesser of the ten trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption.

(A) Issued and Outstanding

A summary of unitholders' equity for the years ended December 31, 2004 and 2003 is as follows:

	Number (thousands)	Amount
Balance, December 31, 2002	159,195	$ 363,981
Issued for cash on exercise of options	608	1,242
Cancellation of common shares	(107)	(226)
Issue costs	–	(39)
Balance, December 31, 2003	159,696	364,958
Stock options exercised	4,355	10,473
Share issue costs	–	(619)
Balance, September 30, 2004	164,051	374,812
Reduction in share capital on transfer of net assets to ProspEx (Note 4)	–	(33,049)
Plan of Arrangement costs (net of $3,985 of tax benefits)	–	(6,620)
Reclassification of contributed surplus as at October 1, 2004	–	2,902
Payment of $0.22 per share on October 1, 2004	–	(36,091)
Tax benefit realized on Plan of Arrangement	–	1,298
Balance, subsequent to Plan of Arrangement	164,051	$ 303,252
Conversion to trust units and exchangeable shares (4:1)		
Trust units issued in exchange for common shares	38,569	285,186
Exchangeable shares of subsidiary issued in exchange for common shares	2,443	18,066
Total trust units and exchangeable shares outstanding as at October 1, 2004	41,012	$ 303,252
Trust units		
Units outstanding as at October 1, 2004	38,569	$ 285,186
Units issued on termination of stock option plan	1,215	9,261
Units issued on conversion of exchangeable shares	399	3,029
Total trust units as at December 31, 2004	40,183	$ 297,476

(B) Trust Performance Unit Incentive Plan and Stock Options

In accordance with the Arrangement, all outstanding stock options of the Company vested upon the completion of the Arrangement. $1.0 million, being the unexpensed portion of the fair value of the outstanding options, was expensed in the third quarter of 2004.

The fair value of each stock option grant was previously estimated on the date of grant using the Black-Scholes option pricing model. For the 2004 grants it was assumed that the expected volatility was 32 percent, the risk-free interest rate was 3.90 percent and the expected life of the options was five years.

In accordance with the Arrangement, the options outstanding at September 30, 2004 were converted into options to acquire Class B Trust Units and options to acquire common shares of ProspEx. All options were exercised within 30 days of the closing of the Arrangement. The continuity of the option plan is as follows:

	2004		2003	
	Weighted Average		Weighted Average	
	Shares (thousands)	Exercise Price	Shares (thousands)	Exercise Price
Outstanding at beginning of year	11,079	$ 2.63	8,917	$ 2.82
Granted	40	2.81	3,453	2.17
Exercised	(9,510)	2.35	(608)	2.04
Cancelled	(1,609)	4.15	(683)	3.49
Outstanding at end of year	–	$ –	11,079	$ 2.63

Concurrent with the Arrangement, the Trust implemented a Performance Unit Incentive Plan (the "Performance Unit Incentive Plan"). Under the Performance Unit Incentive Plan, the trustees may grant up to 2.1 million units to trustees, officers, employees of, or providers of services to the trust. Performance units will vest over a period of three years.

As at December 31, 2004 no performance units were issued. The value of payout under the Performance Unit Incentive Plan is partially dependent on the performance of the Trust relative to its peers. Performance units were granted on January 3, 2005 (Note 14).

(c) Per Unit Amounts

Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of stock options would be used to purchase trust units at the average price during the period. The weighted average number of units outstanding is then adjusted by this amount. The following table summarizes the trust units used in calculating net income per unit.

Year Ended December 31 (thousands)	2004	2003
Weighted average number of units outstanding – basic	40,023	39,805
Effect of stock options	469	198
Trust units issuable on conversion of exchangeable shares	558	–
Weighted average number of units outstanding – diluted	41,050	40,003

The shares outstanding at December 31, 2003 have been converted on a 4 to 1 basis to reflect the exchange of 0.25 trust units for each outstanding share of the Company.

10. NON-CONTROLLING INTEREST

Exchangeable shares of the subsidiary are exchangeable at any time, based on the exchange ratio, into Class B Trust Units at the option of the holder. Exchangeable shares may only be held by Canadian residents. The exchange ratio is increased monthly based on the cash distributions paid and the average market trading price over the five days ending on the distribution record date.

On the third anniversary of the issuance of exchangeable shares, the Trust will issue Class B Trust Units in exchange for all outstanding exchangeable shares based on the then applicable exchange ratio.

Exchangeable shares	Number of Shares (thousands)		Amount
Issued on October 1, 2004	2,443	$	18,066
Exchanged for trust units	(395)		(3,029)
Non-controlling interest in net earnings	–		694
Balance, December 31, 2004	2,048	$	15,731
Exchange ratio, December 31, 2004	1.02243		–
Trust units issuable upon conversion	2,094	$	15,731

The exchangeable shares of the subsidiary are accounted for in accordance with EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares are presented as a non-controlling interest because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the non-controlling interests proportionate share of the Trust's consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

11. FINANCIAL INSTRUMENTS

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place December 31, 2004 for 2005:

Natural Gas Contracts	Notional Volumes GJ/d	Physical/ *Financial*	Term	Price
AECO Collar	2,500	Financial	Jan. 1, 2005 – Mar. 31, 2005	$5.50-$9.25/GJ
AECO Fixed Price	2,500	Financial	Jan. 1, 2005 – Mar. 31, 2005	$7.01/GJ
AECO Collar	2,500	Financial	Jan. 1, 2005 – Mar. 31, 2005	$7.00-$10.25/GJ
AECO Fixed Price	2,500	Financial	Jan. 1, 2005 – Mar. 31, 2005	$7.50/GJ
AECO Fixed Price	2,500	Financial	Jan. 1, 2005 – Jan. 31, 2005	$7.72/GJ
AECO Fixed Price	2,500	Physical	Jan. 1, 2005 – Jan. 31, 2005	$8.05/GJ
AECO Fixed Price	2,500	Physical	Jan. 1, 2005 – Jan. 31, 2005	$9.10/GJ
AECO Fixed Price	12,000	Physical	Jan. 1, 2005 – Jan. 31, 2005	$7.25/GJ
AECO Fixed Price	2,500	Financial	Feb. 1, 2005 – Feb. 28, 2005	$7.74/GJ
AECO Fixed Price	2,500	Physical	Feb. 1, 2005 – Feb. 28, 2005	$9.10/GJ
AECO Fixed Price	2,500	Financial	Mar. 1, 2005 – Mar. 31, 2005	$7.53/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 – Oct. 31, 2005	$7.25/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 – Oct. 31, 2005	$7.35/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 – Oct. 31, 2005	$7.50/GJ

As at December 31, 2004, the Trust would have realized a gain of approximately $4.3 million were all commodity hedging contracts closed out.

The carrying value of accounts receivable, deposits and accounts payable and accrued liabilities and distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of long-term debt approximates its carrying value as it bears interest at a floating rate.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Trust is exposed to a floating rate of interest on all its long-term debt.

The Trust has no instruments in place at December 31, 2004 to manage the foreign currency and interest rate exposures.

12. FUTURE INCOME TAXES

The provision for future income taxes differs from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to earnings before taxes. The reasons for these differences are as follows:

	2004	2003
Earnings before income taxes	$ 40,650	$ 54,415
Rate	38.62%	40.6%
Computed expected provision for future income taxes	15,699	22,092
Increase (decrease) in taxes resulting from:		
Non-deductible Crown payments, net of ARTC	8,824	9,756
Resource allowance	(8,429)	(9,690)
Net income of the Trust and other	(5,902)	(856)
Non-deductible stock-based compensation	627	–
Effect of change in tax rate	251	575
Valuation allowance	15	(7,590)
	11,085	14,287
Capital taxes	772	1,349
Income tax expense	$ 11,857	$ 15,636

The components of the future income tax asset at December 31, 2004 and 2003 are as follows:

	2004	2003
Tax assets:		
Resource deductions and loss carryforwards	$ 55,381	$ 111,231
Asset retirement obligation	3,700	4,670
Share issue costs	333	704
	59,414	116,605
Tax liabilities:		
Capital assets	74,474	113,934
	(15,060)	2,671
Valuation allowance	(3,664)	(7,141)
Future tax (liability) asset	$ (18,724)	$ (4,470)

At December 31, 2004, the Trust and the Company had estimated tax deductions available to reduce future taxable income of $120 million and $186 million, respectively.

13. COMMITMENTS

The Company has committed to certain payments over the next five years as follows:

	2005	2006	2007	2008	2009
Long-term debt	$ –	$86,875	$ –	$ –	$ –
Pipeline transportation	1,909	–	–	–	–
Operating leases	280	302	309	331	276
Software licenses	215	–	–	–	–
	$ 2,404	$87,177	$ 309	$ 331	$ 276

(1) The long-term debt may be extended at the mutual agreement of the Trust and its lenders in July 2005. The Trust intends to extend the terms of this agreement on an ongoing basis. If the facility is not extended, a balloon payment is required on July 1, 2006. Additional details regarding the Trust's long-term debt are described in Note 7.

14. SUBSEQUENT EVENTS

(A) Issuance of Performance Units

On January 3, 2005, the Trust granted 204,952 performance units under the Performance Unit Incentive Plan. The plan authorizes the Board of Trustees to grant up to 2,050,632 units to trustees, directors, officers, employees of, or providers of services to the Trust. The number of performance units granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts.

(B) Combination Agreement with Resolute Energy Inc.

On March 14, 2005, Esprit announced that it had entered into an agreement whereby, through a plan of arrangement, Esprit would acquire the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares trade on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. As part of the plan of arrangement, certain Resolute assets would be transferred to a separate exploration and coalbed methane development company to be owned by the existing shareholders of Resolute. This transaction will require the approval of 66 2/3 percent of the votes cast by the securityholders of Resolute voting as a single class. Should the plan of arrangement be approved, the Trust will issue approximately 24.1 million trust units.

ESPRIT
ENERGY TRUST

Esprit Energy Trust

RENEWAL ANNUAL INFORMATION FORM
For the year ended December 31, 2004

March 15, 2005

TABLE OF CONTENTS

	Page
FORWARD-LOOKING INFORMATION	2
ESPRIT ENERGY TRUST AND ESPRIT EXPLORATION LTD	2
INFORMATION CONCERNING ESPRIT EXPLORATION LTD	3
INFORMATION CONCERNING ESPRIT ENERGY TRUST	19
SHARE CAPITAL OF ESPRIT EXPLORATION LTD	29
VOTING AND EXCHANGE TRUST AGREEMENT	34
SUPPORT AGREEMENT	36
NOTES	37
NPI AGREEMENT	38
MARKET FOR THE TRUST UNITS	39
TRUSTEES, DIRECTORS AND OFFICERS	40
RISK FACTORS	42
INDUSTRY CONDITIONS	48
LEGAL PROCEEDINGS	51
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	51
TRANSFER AGENT AND REGISTRAR	51
MATERIAL CONTRACTS	51
INTERESTS OF EXPERTS	51
AUDIT COMMITTEE MATTERS	52
ABBREVIATIONS AND EQUIVALENCIES	58
ADDITIONAL INFORMATION	58
GLOSSARY OF TERMS	59
SCHEDULE A – REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR	A-1
SCHEDULE B – REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE	B-1

FORWARD-LOOKING INFORMATION

This Annual Information Form contains certain forward-looking statements relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan" or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved. By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties including, but not limited to, the following factors: general global economic and business conditions including the effect, if any, of a potential economic slowdown in the U.S. and/or Canada; changes in business strategies; the availability and price of energy commodities from the perspective of both a producer and a user of such commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws such as the imposition of restrictions in response to environmental concerns with respect to the production of oil and gas; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations, including severe weather conditions; and technological changes. Any forward-looking statements are made as of the date hereof and Esprit Energy Trust and Esprit Exploration Ltd. undertake no obligation to update or revise such statements to reflect new information, subsequent or otherwise.

All initial capitalized words used in this Annual Information Form which are not otherwise defined herein have the meanings ascribed thereto in the Glossary of Terms herein.

ESPRIT ENERGY TRUST AND ESPRIT EXPLORATION LTD.

Esprit Energy Trust

Esprit Energy Trust ("Esprit" or the "Trust") is an open-end unincorporated mutual fund trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 900, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1. The Trust was established to, among other things:

(a) acquire, invest, transfer, dispose of and otherwise deal with, directly or indirectly, any of the securities issued by Esprit Exploration Ltd. (the "Corporation"), including securities of the Corporation's subsidiaries and affiliates, the Common Shares and the Notes, and to borrow funds for that purpose and to enter into and acquire the NPI pursuant to the Arrangement;

(b) invest in any other securities and in any other investments as the Trustees may determine and borrow funds for that purpose;

(c) issue Trust Units, convertible securities or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of the Trust, complete any acquisition of securities or any other assets for the benefit of the Trust;

(d) disposing of any part of the property of the Trust;

(e) satisfy the obligations, liabilities or indebtedness of the Trust; and

(f) perform all acts necessary, incidental, ancillary or related to any of the foregoing purposes.

The Trustees are prohibited from acquiring any investment which, (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the regulations promulgated under the Tax Act, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustees may declare payable to the Unitholders all or any part of the net income of the Trust less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be the interest received on the principal amount of Notes and payments under the NPI Agreement. The Trust makes monthly cash distributions to Unitholders of the interest income earned from the Notes and under the NPI Agreement, after expenses, if any, and any cash redemptions of Trust Units. See "Information Concerning Esprit Energy Trust - Cash Distributions".

The Trust shall exist for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 16, 2004, unless terminated prior to such time in accordance with the terms of the Trust Indenture. The Trust has three subsidiaries, the Corporation, ExchangeCo and Canadian 88 Energy Resources Corp., a subsidiary of the Corporation.

Esprit Exploration Ltd.

Esprit Exploration Ltd. is the corporation resulting from the amalgamation of the former Esprit Exploration Ltd. and Esprit Acquisition Corp., which was effected on October 1, 2004 in connection with the Arrangement. The head and principal office of the Corporation is located at 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 and its registered office is located at Bennett Jones LLP, Suite 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7.

The principal business of the Corporation is to acquire, explore, develop, optimize, exploit and produce oil and natural gas reserves in western Canada. For a description of the Corporation's business, see "Information Concerning Esprit Exploration Ltd."

INFORMATION CONCERNING ESPRIT EXPLORATION LTD.

Name and Incorporation

The Corporation was incorporated under the *Canada Business Corporations Act* under the name Canadian 88 Energy Corp. on September 4, 1987.

The Corporation's articles were amended on June 28, 1988 to add additional authorized classes of preferred shares; on December 8, 1989 to authorize a series of second preferred shares; on July 18, 1991 to consolidate the outstanding Class A shares on a one for ten basis; on August 8, 1994 to change the name and designation of Class A shares to Common Shares; and on September 20, 1999 to change the place of the registered office to Calgary, Alberta and to allow for the appointment of additional directors between annual meetings.

On November 1, 2002 the Corporation amalgamated with Canadian 88 Resources Corp., a wholly-owned subsidiary. On January 1, 2003 the Corporation amalgamated with Canadian 88 Energy Processing Corp., a wholly-owned subsidiary. On May 26, 2003, the articles of the Corporation were amended to change the name of the Corporation to Esprit Exploration Ltd.

On October 1, 2004, the Corporation amalgamated with Esprit Acquisition Corp. pursuant to the terms of the Arrangement.

Intercorporate Relationships

The Corporation does not have any subsidiaries that represent individually more than 10%, and in the aggregate more than 20%, of the total consolidated assets and total consolidated sales and operating revenues of the Corporation as at December 31, 2004.

Business Strategy

The principal business strategy of the Corporation is to support stable distributions of the Trust and grow productions and reserves through a combination of strategic, accretive acquisitions and internally identified exploitation opportunities. Where necessary, the Corporation participates with joint venture partners to mitigate the risks associated with finding and developing oil and gas reserves.

Employees

The Corporation currently has a total of 80 full-time employees, including 35 field personnel.

Three Year History

The Arrangement

On October 1, 2004, the Arrangement was completed, pursuant to which holders of common shares of the former Esprit Exploration Ltd. received:

1. depending on the holder's residency and election, either 0.25 of a Class A Trust Unit, 0.25 of a Class B Trust Unit or 0.25 of an Exchangeable Share;

2. 0.20 of a common share of ProspEx Resources Ltd.; and

3. a cash payment of $0.22.

In accordance with the terms of the Arrangement, the former Esprit Exploration Ltd. amalgamated with Esprit Acquisition Corp. to form the Corporation.

Acquisition of RMX Exploration Ltd.

On October 4, 2002, Esprit Exploration Ltd. acquired all of the issued and outstanding shares of RMX Exploration Ltd. ("RMX"), a private oil and gas company, in exchange for approximately $22.5 million in cash. The RMX assets added net production of approximately 950 boe/d in the fourth quarter of 2002 and approximately 2.1 mmboe of proved reserves to the operations and assets of Esprit Exploration Ltd. Under the Arrangement, RMX became a wholly-owned subsidiary of ProspEx Resources Ltd.

Secondary Offering

On June 3, 2002, Duke Energy Hydrocarbons, LLC announced that it had agreed to sell all of the common shares of Esprit Exploration Ltd. beneficially owned by it to a syndicate of underwriters at a price of $2.80 per share. An aggregate of 24,412,500 common shares were sold on June 24, 2002 through a secondary offering within Canada.

Appointment of Senior Officers

On December 19, 2001 Esprit Exploration Ltd. announced the retirement of its President and Chief Executive Officer, Joseph L. Pritchett III, effective January 1, 2002. George W. Watson, a member of the

board of directors of Esprit Exploration Ltd., was named as interim President and Chief Executive Officer until a new President and Chief Executive Officer was retained. On May 23, 2002, Esprit Exploration Ltd. announced that Stephen J. Savidant had been retained as President and Chief Executive Officer. Subsequently, Stephen B. Soules was appointed Senior Vice President and Chief Financial Officer on May 31, 2002 and Blake C. Fleming was appointed Senior Vice President and Chief Operating Officer on June 24, 2002.

Description of Oil and Natural Gas Properties and Assets

The following is a description of the major oil and natural gas properties, plants and facilities of the Corporation. Production volumes represent the Corporation's working interest share before the deduction of royalties. Reserve amounts are stated, before deduction of royalties, at December 31, 2004, based on escalating cost and price assumptions, as set forth in the GLJ Report.

The Corporation is a Calgary based oil and gas company with a natural gas focus on the western side of the Western Canadian Sedimentary Basin. The core areas of focus for the Corporation include Olds, West Central Alberta, Three Hills/Swalwell and High River.

Olds

Located 100 kilometers north of Calgary, Olds is the Corporation's largest core producing area. During 2004, Olds produced an average of 5,338 boe/d.

The Corporation has an average 82% working interest in the Olds area, including a 100% working interest in the Olds Gas Field Unit No. 1. The Corporation owns and operates the Olds sour gas plant which has a raw inlet capacity of 84 mmcf/d with current throughput of 55 mmcf/d.

The majority of the production in the Olds area originates from the unitized Crossfield (Wabamun) zone of the Olds Gas Field Unit No. 1. The exploration methods and technology employed at Olds have been refined to the point where the development of the Crossfield is now primarily in an exploitation phase.

The majority of the Corporation's capital spending will be directed to drilling and exploitation activities in Olds. Over the next several years, the Corporation plans to drill up to 22 Wabamun horizontal development wells. In addition, there will be significant development activity associated with exploiting the uphole potential at Olds. Numerous upside opportunities have been identified in the Pekisko, Viking, and Edmonton formations. The Corporation has identified 13 Pekisko, 12 Viking and 23 Edmonton future well locations which will be drilled over the next several years. The Olds capital program will be designed to maintain the Corporation's production at current levels.

The catchment area of the Olds Plant has been significantly expanded to approximately 450 square miles by constructing a 22 mile, six inch pipeline from the Innisfail area to transport shut-in gas to the Olds Plant for processing. With the current infrastructure and extensive gathering system, there is sufficient capacity available to attract additional third-party revenue and potential to significantly expand the midstream operations of the Olds Plant.

West Central Alberta

The Corporation's West Central Alberta assets cover a large area from approximately Townships 25 to 45, Range 2 to 16, W5M, northwest of Calgary. This area has multi-zone potential as indicated by the variety of producing zones in existing wells including the Edmonton, Cardium, Viking, Mannville, Jurassic, Rundle, Elkton and Leduc formations.

The Corporation's largest producing asset in the West Central Alberta area is the Blackstone well, which is located approximately 180 kilometers northwest of Red Deer, Alberta, in Township 45, Range 16, W5M. The Blackstone well currently produces approximately 8.5 mmcf/d net gas sales. The Corporation holds a 50% working interest in Blackstone.

Through 2005, the Corporation plans to conduct optimization activities and selective infill drilling in West Central Alberta. The Corporation plans to drill 2 wells through the end of 2005.

The Corporation's production during 2004 from West Central Alberta was 3,705 boe/d.

Three Hills

The Three Hills property includes Townships 29 to 42 and Ranges 17 W4M to 1 W5M. The Corporation holds an interest in the Three Hills Gas Unit No. 1, the Equity Gas Unit No. 1, as well as varying interests in several non-unit gas and oil wells. The Corporation operates the Three Hills Gas Plant, which is located east of the town of Three Hills at 4-33-31-23 W4M.

The Corporation's land position is strategically located near the Three Hills Gas Plant and generally within, or adjacent to, the boundaries of the Three Hills Gas Unit No. 1. The Corporation also has non-operated interests in the general area of the Murphy Canada Exploration Ltd. operated Equity Gas Unit No. 1.

Sweet natural gas production in the Three Hills area is primarily from the Glauconitic, Ostracod, Basal Quartz and Pekisko formations. The Corporation also has oil production from the Glauconitic and Pekisko formations.

Three Hills production levels are planned to be maintained through optimizations and recompletions.

The Corporation's production during 2004 from Three Hills was 1,045 boe/d.

Swalwell

The Swalwell property is located 80 kilometres northeast of Calgary in Townships 29 and 30, Ranges 25 and 26 W4M. Production in the Swalwell property commenced in 2000 and is sweet gas primarily from the Cretaceous Viking formation, with minor production from the Mississippian Pekisko formation and the Devonian Wabamun Group. In addition to an ongoing Viking infill and development drilling program, further potential has been identified in the Crossfield Member of the Wabamun Group.

The Corporation plans to drill up to 10 Viking wells at Swalwell through the end of 2005.

The Corporation's production during 2004 from Swalwell was 458 boe/d.

High River

The High River property is located 80 kilometres south of Calgary. The Corporation is a principal working interest owner in over 50,000 acres of land (petroleum and natural gas rights). The assets occur in a 650 square mile area that includes Townships 16 to 21 and Ranges 29 W4M to 3 W5M.

The Corporation's production during 2004 from High River was 370 boe/d.

2004 Average Daily Production Volumes

The following table sets out the Corporation's average daily production volumes by area during 2004.

Property	Gas (mmcf/d)	Oil (bbl/d)	NGL (bbl/d)	Boe (boe/d)
Olds	27.07	36	790	5,338
Three Hills/Swalwell	7.41	77	191	1,503
West Central Alberta	19.95	89	291	3,705
Medallion/High River	6.78	0	44	1,174
Other	0.95	338	8	505
Total	**62.16**	**540**	**1,324**	**12,225**

Oil and Gas Reserves Data

The tables below summarize the crude oil, natural gas liquids ("NGL") and natural gas reserves of the Corporation and the present worth of future net cash flows associated with such reserves as at December 31, 2004, as evaluated by GLJ on February 7, 2005 based on constant and forecast price assumptions and have been extracted from the GLJ Report. The GLJ Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluators Handbook (the "COGE Handbook") and the reserves definitions set out by the Canadian Securities Administrators in National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities* and the COGE Handbook. The tables summarize the data contained in the GLJ Report and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. **All future cash flows are stated prior to provision for indirect costs and lease reclamation costs (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves) and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein.**

In the various reserves related tables included herein, columns may not add due to rounding.

Attached as Schedule A to this Annual Information Form is the report on reserves data of GLJ and attached as Schedule B to this Annual Information Form is the report of management and directors of the Corporation on the oil and gas reserves disclosure.

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Forecast Price Assumptions)

	Reserves							
	Light/Medium Oil (mbbls)		Heavy Oil (mbbls)		Natural Gas (bcf)		NGL (mbbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved								
Developed Producing	123	112	227	196	157.4	116.6	3,986	2,757
Developed Non-Producing	0	0	80	64	8.5	6.4	224	151
Undeveloped	0	0	0	0	30.5	21.8	799	540
Total Proved	123	112	307	260	196.4	144.8	5,009	3,448
Probable	26	24	74	62	58.3	42.7	1,382	944
Total Proved plus Probable	149	136	381	322	254.7	187.6	6,391	4,392

	Present Worth Values Before Income Taxes Discounted at (%/year) 0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved					
Developed Producing	526.5	383.2	309.0	263.2	231.7
Developed Non-Producing	27.8	21.7	17.9	15.3	13.3
Undeveloped	73.2	41.9	25.3	15.4	9.1
Total Proved	627.6	446.8	352.3	294.0	254.1
Probable	201.2	105.8	65.1	44.1	31.8
Total Proved plus Probable	828.7	552.6	417.4	338.1	285.9

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Constant Price Assumptions)

	Reserves: Light/Medium Oil (mbbls) Gross	Light/Medium Oil (mbbls) Net	Heavy Oil (mbbls) Gross	Heavy Oil (mbbls) Net	Natural Gas (bcf) Gross	Natural Gas (bcf) Net	NGL (mbbls) Gross	NGL (mbbls) Net
Proved								
Developed Producing	135	123	215	190	157.9	117.0	3,992	2,752
Developed Non-Producing	0	0	73	59	8.6	6.4	224	151
Undeveloped	0	0	0	0	30.5	21.8	799	538
Total Proved	135	123	287	249	197.0	145.3	5,015	3,440

	Present Worth Values Before Income Taxes Discounted at (%/year) 0 (MM$)	10 (MM$)
Proved		
Developed Producing	630.0	365.2
Developed Non-Producing	33.7	21.3
Undeveloped	95.0	36.7
Total Proved	758.7	423.2

Notes:

(1) Columns may not add due to rounding.

(2) **"Gross"** means the Corporation's total working interest and/or royalty interest share before royalties owned by others.

"Net" means the Corporation's total working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"Royalties" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"Reserves" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"Proved Reserves" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"Probable Reserves" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"Proved Developed Reserves" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the Reserves on production. The developed category may be subdivided into producing and non-producing.

"**Developed Producing Reserves**" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing Reserves**" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and changes in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the GLJ Report operating costs are assumed to escalate at 2.0% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective January 1, 2005 are as follows:

Gilbert Laustsen Jung Associates Ltd.
Crude Oil and Natural Gas Liquids Price Forecast

Year	WTI at Cushing, Oklahoma	Edmonton Light Sweet 40° API	Edmonton Propane	Edmonton Butane	Edmonton Pentanes Plus	Inflation Rate	Exchange Rate
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/yr)	($US/$Cdn)
2005	42.00	50.25	32.25	37.25	50.75	2.0	.82
2006	40.00	47.75	30.50	35.25	48.25	2.0	.82
2007	38.00	45.50	29.00	33.75	46.00	2.0	.82
2008	36.00	43.25	27.75	32.00	43.75	2.0	.82
2009	34.00	40.75	26.00	30.25	41.25	2.0	.82
2010	33.00	39.50	25.25	29.25	40.00	2.0	.82
2011	33.00	39.50	25.25	29.25	40.00	2.0	.82
2012	33.00	39.50	25.25	29.25	40.00	2.0	.82
2013	33.50	40.00	25.50	29.50	40.50	2.0	.82
2014	34.00	40.75	26.00	30.25	41.25	2.0	.82
2015	34.50	41.25	26.50	30.50	41.75	2.0	.82
2016+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	.82

Gilbert Laustsen Jung Associates Ltd.
Natural Gas Price Forecast

Year	Alberta Spot AECO-C
	($Cdn/mmbtu)
2005	6.60
2006	6.35
2007	6.15
2008	6.00
2009	6.00
2010	6.00
2011	6.00
2012	6.00
2013	6.10
2014	6.20
2015	6.30
2016+	+2.0%/yr

(4) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were not escalated beyond December 31, 2004. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for the mix of crude oil gravities and various gas contracts were as follows (adjusted for quality and transportation):

Light Crude Oil at Edmonton, Alberta	$46.54 Cdn/bbl
WTI Oil at Cushing, Oklahoma.....................	$43.45 US/bbl
Alberta Spot Gas AECO-C..........................	$6.79 Cdn/mmbtu

(5) Effective on January 1, 1995, the ARTC rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $\$100/m^3$ to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $\$210/m^3$.

(6) The GLJ Report estimates the undiscounted future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on forecast costs from Proved plus Probable Reserves to be an aggregate of $87.7mm, of which $31.5mm is to be expended in 2005, $18.5mm is to be expended in 2006, $17.0mm is to be expended in 2007 and $20.7mm thereafter (or based on

constant costs: an aggregate of $84.0mm, of which $31.5mm is to be expended in 2005, $18.2mm is to be expended in 2006, $16.3mm is to be expended in 2007 and $18.1mm thereafter).

(7) Substantially all of the Developed Producing Reserves evaluated in the GLJ Report were on production at December 31, 2004.

(8) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the GLJ Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities and lease reclamation costs have not been included in the GLJ Report (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves).

(9) The net present value of future net revenues has been presented only on a before income tax basis. Given the structure of the Trust, the values after income taxes would be the same.

The following tables set forth the following elements of future net revenue attributed to Proved Reserves and Proved plus Probable Reserves of the Corporation as of December 31, 2004 estimated based on constant and forecast price assumptions and calculated without discount:

Total Future Net Revenue
(Undiscounted)
(Based on Forecast Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)
Proved Reserves	1,521.8	336.4	487.4	59.9	10.5	627.6
Proved plus Probable Reserves	2,008.6	450.7	628.9	87.7	12.5	828.7

Total Future Net Revenue
(Undiscounted)
(Based on Constant Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)
Proved Reserves	1,604.7	372.5	408.7	57.2	7.7	758.7

The following tables set forth the future net revenue (before deducting future income tax expenses) of the Corporation's assets as of December 31, 2004 estimated based on forecast and constant price assumptions and calculated using a discount rate of 10 percent:

Future Net Revenue
By Production Group
(Based on Forecast Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves	Light/Medium Oil	2.0
	Heavy Oil	3.1
	Natural Gas	298.2
	NGL	42.0
	Sulphur	7.0
	Total	352.3
Proved plus Probable Reserves	Light/Medium Oil	2.3
	Heavy Oil	3.7
	Natural Gas	354.0
	NGL	49.2
	Sulphur	8.2
	Total	417.4

Future Net Revenue
By Production Group
(Based on Constant Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves	Crude Oil	4.9
	Natural Gas	356.2
	NGL	49.3
	Sulphur	12.8
	Total	423.2
Proved plus Probable Reserves	Crude Oil	5.6
	Natural Gas	424.0
	NGL	58.3
	Sulphur	15.6
	Total	503.5

Reconciliation of Reserves

The following table provides a reconciliation of the Corporation's net reserves of crude oil, natural gas and NGL for the year ended December 31, 2004 presented using forecast prices and costs.

Reconciliation of Company Net Reserves By Principal Product Type

(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Conventional Natural Gas			Natural Gas Liquids			BOE		
Factors	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mboe)	Net Probable (Mboe)	Net Proved Plus Probable (Mboe)
January 1, 2004(3)	164	68	232	426	202	628	155,900	46,000	201,900	3,663	999	4,662	30,236	8,936	39,172
Extensions	0	0	0	120	18	138	5,517	1,436	6,954	121	31	152	1,161	289	1,449
Improved Recovery	0	0	0	0	0	0	9,070	(1,512)	7,558	278	19	297	1,790	(233)	1,557
Technical Revisions	11	(44)	(33)	(181)	(158)	(339)	2,726	(177)	2,548	(188)	(75)	(263)	96	(306)	(211)
Discoveries	0	0	0	0	0	0	378	76	453	0	0	0	63	13	76
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	(11,564)	(3,099)	(14,663)	(117)	(30)	(147)	(2,044)	(547)	(2,591)
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Production	(63)	0	(63)	(105)	0	(105)	(17,196)	0	(17,196)	(310)	0	(310)	(3,343)	0	(3,343)
January 1, 2005	112	24	136	260	62	322	144,831	42,724	187,555	3,448	944	4,392	27,959	8,151	36,109

Notes:

(1) The Technical Revisions presented above include additions associated with Infill Drilling, to be consistent with companies reporting under U.S. FASB regulations. The following are the additions associated with Infill Drilling:

	Net Proved	Net Probable	Net Proved Plus Probable
Light and Medium Oil – Mbbls	-	-	-
Heavy Oil – Mbbls	-	-	-
Gas – MMcf	9,070	(1,512)	7,558
NGL – Mbbls	278	219	297

(2) The Corporation has no unconventional reserves (Bitumen, Synthetic Crude Oil, Natural Gas from Coal, etc.).

(3) As discussed in the Information Circular dated August 16, 2004 of Esprit Exploration Ltd. with respect to the Arrangement resulting in the formation of Esprit Energy Trust. Reserves information is based on an independent engineering evaluation of oil and gas reserves of Esprit as at December 31, 2003, as evaluated by GLJ on August 13, 2004.

Future Net Revenue Reconciliation

The following table provides a reconciliation of the estimates of the future net revenue (estimated using constant prices and costs and calculated using a discount rate of 10 percent) attributed to Proved Reserves:

Period and Factor	Before Tax 2004 (M$)
Estimated Net Present Value at December 31, 2003	**432,068**
Oil and Gas Sales During the Period Net of Production Costs and Royalties(1)	(105,008)
Changes due to Prices, Production Costs and Royalties Related to Future Production(2)	31,806
Development Costs During the Period(3)	100,554
Changes in Forecast Development Costs(4)	(94,117)
Changes Resulting from Extensions and Improved Recovery(5)	23,085
Changes Resulting from Discoveries(5)	395
Changes Resulting from Acquisitions of Reserves(5)	-
Changes Resulting from Dispositions of Reserves(5)	(37,644)
Accretion of Discount(6)	43,207

Period and Factor	Before Tax 2004 (M$)
Net Change in Income Taxes(7)	-
Changes Resulting from Technical Reserves Revisions	38,174
All Other Changes	(9,313)
Estimated Net Present Value at December 31, 2004	**423,208**

Notes:

(1) Company actual before income taxes, excluding G&A.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4) The change in forecast development costs for the properties evaluated at the beginning of the period.

(5) End of period net present value of the related reserves.

(6) Estimated as 10% of the beginning of period net present value.

(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus.

Significant Factors or Uncertainties Affecting Reserves Data

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Corporation. The reserve data included herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The actual production, revenues, taxes and development and operating expenditures of the Corporation with respect to these reserves will vary from such estimates, and such variances could be material.

Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Consistent with the securities disclosure legislation and policies of Canada, as interpreted by the securities regulatory authorities in Canada, the Corporation has used forecast prices and costs in calculating reserve quantities included herein. Actual future net cash flows also will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Undeveloped Lands

The following table sets out the Corporation's undeveloped land holdings as at December 31, 2004.

	Gross Acres (1)	Net Acres (2)
Western Canada	275,519	165,424
Total	**275,519**	**165,424**

Notes:

(1) "**Gross**" refers to the total acres in which the Corporation has an interest.

(2) "**Net**" refers to the total acres in which the Corporation has an interest, multiplied by the percentage working interest therein owned by the Corporation.

Undeveloped Reserves

Over 89% of the Corporation's Proved Undeveloped Reserves (27.4 bcf natural gas and 689 mbbls NGL) exist in the Olds Gas Field Unit No.1. The Corporation plans to develop these reserves over the next three years by drilling 43 horizontal infill development wells in the Wabamun gas pool.

Over 88% of the Corporation's Probable Undeveloped Reserves (29.3 bcf natural gas and 683 mbbls NGL) exist in the Olds Gas Field Unit No.1. The Corporation plans to develop these reserves over the next four years by drilling nine horizontal infill development wells in the Wabamun gas pool.

Properties with No Attributed Reserves

As at December 31, 2004, the undeveloped land position of the Corporation was approximately 165,424 net acres.

The Corporation holds interests in 38,710 gross acres (28,410 net acres) with 2005 expiry dates, however, a substantial amount of these lands can be continued by proving production capability.

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working or a royalty interest as at December 31, 2004 which are producing or which the Corporation considers to be capable of production.

	Producing				Shut-in(1)(4)			
	Oil		Gas		Oil		Gas	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta	32	14.25	287	192.11	8	4.38	25	15.87
Saskatchewan	26	26	2	1	3	3	1	1
Total	**58**	**40.25**	**289**	**193.11**	**11**	**7.38**	**26**	**16.87**

Notes:

(1) "**Shut-in**" wells means wells which are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) "**Gross**" wells are defined as the total number of wells in which the Corporation has an interest.

(3) "**Net**" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

(4) All shut-in wells are within five kilometers of pipeline facilities.

Production History

The following two tables set forth the Corporation's average daily production volume before deductions of royalties payable to others, crude oil prices, and net oil and gas capital expenditures incurred for each of the last eight quarters and the years then ended. Also shown are average annual netbacks received by product category.

2004 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Average Daily Production					
Oil (bbl/d)	783	621	353	405	540
NGL (bbl/d)	1,245	1,256	1,360	1,436	1,324
Natural Gas (mcf/d)	64,211	65,435	63,139	55,920	62,162
Oil and NGL Netback ($/bbl)[1]					
Revenue	43.02	47.68	52.26	49.87	48.03
Royalties	(8.64)	(11.92)	(12.71)	(11.64)	(11.15)
Operating Expenses	(6.95)	(7.76)	(8.69)	(8.10)	(7.86)
Netback	27.43	28.00	30.86	30.13	29.02
Natural Gas Netback ($/mcf)[1]					
Revenue	6.47	6.80	6.56	6.99	6.70
Royalties	(1.58)	(1.60)	(1.71)	(1.63)	(1.63)
Operating Expenses	(1.16)	(1.29)	(1.45)	(1.35)	(1.31)
Netback	3.73	3.91	3.40	4.01	3.76
Capital Expenditures ($000's)					
Western Canada					
Acquisitions / (Dispositions)	-	58	(37,700)	(2)	(37,644)
Exploration and Development	19,909	13,488	27,471	4,723	65,592
Plants, Facilities and Pipelines	9,810	12,674	11,150	2,450	36,084
Land and Lease	4,715	10,316	1,403	361	16,795
Capitalized G&A	1,204	1,077	1,058	400	3,738
East Coast	-	-	210	-	210
Other capital costs	61	52	29	11	153
Total	35,699	37,665	3,621	7,943	84,928

Note:

(1) Operating expenses are allocated between NGL's and natural gas in the ratio of gross revenue received for each product during the period.

2003 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Average Daily Production					
Oil (bbl/d)	677	598	426	520	554
NGL (bbl/d)	1,316	1,440	1,351	1,404	1,378
Natural Gas (mcf/d)	54,791	57,463	64,559	64,709	60,419
Oil and NGL Netback ($/bbl)[1]					
Revenue	41.16	37.44	39.72	38.31	39.13
Royalties	(10.07)	(7.47)	(8.74)	(7.44)	(8.42)

2003 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Operating Expenses	(6.89)	(6.52)	(6.23)	(5.82)	(6.34)
Netback	24.20	23.45	24.75	25.05	24.37
Natural Gas Netback ($/mcf)[1]					
Revenue	7.48	6.80	5.93	5.85	6.46
Royalties	(1.71)	(1.72)	(1.40)	(1.20)	(1.49)
Operating Expenses	(1.15)	(1.09)	(1.04)	(0.97)	(1.06)
Netback	4.62	3.99	3.49	3.68	3.91
Capital Expenditures ($000's)					
Western Canada					
Acquisitions	72	1,963	1,030	-	3,065
Exploration and Development	14,552	14,869	23,798	12,999	66,218
Plants, Facilities and Pipelines	5,311	5,829	8,296	6,263	25,699
Land and Lease	1,846	3,719	1,035	3,881	10,481
Capitalized G&A	981	1,081	1,069	1,084	4,215
East Coast	318	753	2,616	319	4,006
Other capital costs	5	181	129	174	489
Total	23,085	28,395	37,973	24,720	114,173

Note:

(1) Operating expenses are allocated between NGL's and natural gas in the ratio of gross revenue received for each product during the period.

Production Estimates

The following table provides a summary of the forecast production volumes estimated for 2005 in the GLJ Report.

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent	
	W.I. bbl/d	Net bbl/d	W.I. bbl/d	Net bbl/d	W.I. mcf/d	Net mcf/d	W.I. bbl/d	Net bbl/d	W.I. boe/d	Net boe/d
Proved Producing										
Olds Gas Field Unit No. 1	0	0	0	0	18,575	12,823	502	336	3,597	2,473
Others	67	71	239	206	36,110	27,158	787	563	7,111	5,366
Total Proved Producing	67	71	239	206	54,684	39,981	1,289	899	10,709	7,839
Total Proved										
Olds Gas Field Unit No. 1	0	0	0	0	21,243	14,659	553	370	4,093	2,813
Others	67	71	239	206	38,367	28,862	842	602	7,542	5,689
Total Proved	67	71	239	206	59,610	43,521	1,394	971	11,635	8,502
Total Proved plus Probable										
Olds Gas Field Unit No. 1	0	0	0	0	21,767	15,016	565	378	4,192	2,880
Others	69	73	251	216	39,441	29,661	862	616	7,756	5,848
Total Proved plus Probable	69	73	251	216	61,208	44,677	1,427	994	11,948	8,729

Drilling History

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the periods indicated.

	Year Ended December 31, 2004		Year Ended December 31, 2003	
	Gross[1]	Net[2]	Gross[1]	Net[2]
Exploratory				
Oil	-	-	-	-
Gas	11	4.6	19	15
Service	-	-	-	-
Dry	5	3.3	9	8
Total	**16**	**7.9**	**28**	**23**
Development				
Oil	6	5.6	6	6
Gas	56	52.6	55	38
Service	-	-	0	0
Dry	3	2.7	0	0
Total	**65**	**60.9**	**61**	**44**

Notes:

(1) "**Gross**" wells means the number of wells in which the Corporation has an interest.

(2) "**Net**" wells means the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

Capital Expenditures

In 2004, exploration and development capital expenditures were $122,209,000, which resulted in a proved plus probable reserves finding and development cost of $17.68/boe[1]. The breakdown for the Corporation's capital expenditures during 2004 is presented below:

	($ 000's)
Drilling and Completions	64,459
Facilities	36,084
Seismic	1,133
Land	16,795
Capitalized G&A	3,738
Total Exploration and Development Capital	122,209
Acquisitions/dispositions	(37,644)
East Coast	210
Other	153
Total	**84,928**

Note:

(1) Exploration and development capital expenditures, excluding amounts spent on assets transferred to ProspEx Resources Ltd., were $72.0 million for the year ended December 31, 2004.

Future Development Costs

The following table sets forth the amount of future development costs estimated, in total, calculated using no discount and using a discount rate of 10% in respect of development costs deducted in the estimation of future net revenue:

	Reserves Case (MM$)		
	Proved	Proved	Proved plus Probable
	Constant Prices & Costs	Forecast Prices & Costs	Forecast Prices & Costs
2005	25.7	25.7	31.5
2006	15.0	15.3	18.5
2007	8.7	9.0	17.0
2008	2.2	2.3	13.1
2009	0.7	0.7	0.7
Thereafter	4.9	6.9	6.9
Total (Undiscounted)	57.2	59.9	87.7
Total (Discounted at 10%)	47.4	48.4	70.8

Future Commitments

At December 31, 2004, the Corporation had the following hedging positions in place:

Commodity	Contract Type	Contract Period	Notional Contract Amounts (gj/d)	Average fixed Price ($/gj)	Unrecognized gain/(loss) at December 31, 2004
Gas	AECO Collar	Jan. 1, 2005 to Mar. 31, 2005	2,500	5.50-9.25	-
Gas	AECO Fixed Price	Jan. 1, 2005 to Mar. 31, 2005	2,500	7.01	179,126
Gas	AECO Collar	Jan. 1, 2005 to Mar. 31, 2005	2,500	7.00-10.25	178,001
Gas	AECO Fixed Price	Jan. 1, 2005 to Mar. 31, 2005	2,500	7.50	290,502
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	2,500	7.72	87,777
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	2,500	8.05	414,252
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	2,500	9.10	194,726
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	12,000	7.25	246,413
Gas	AECO Fixed Price	Feb. 1, 2005 to Feb. 28, 2005	2,500	7.74	121,100
Gas	AECO Fixed Price	Feb. 1, 2005 to Feb. 28, 2005	2,500	9.10	216,300
Gas	AECO Fixed Price	Mar. 1, 2005 to Mar. 31, 2005	2,500	7.53	117,800

Gas	AECO Fixed Price	Apr. 1, 2005 to Oct. 31, 2005	2,500	7.25	658,050
Gas	AECO Fixed Price	Apr. 1, 2005 to Oct. 31, 2005	2,500	7.35	711,550
Gas	AECO Fixed Price	Apr. 1, 2005 to Oct. 31, 2005	2,500	7.50	791,800
Gas	AECO Fixed Price	Feb. 1, 2005 to Feb. 28, 2005	2,500	7.35	93,800

Development

During 2005, the Corporation intends to undertake natural gas development projects that realize commercial value with low finding and development costs.

The budgeted capital program for 2005 is approximately $40 million. Olds is planned to be the main focus area with a 27 well drilling program planned through the end of 2005 comprised of 5 Wabamun, 4 Pekisko, 3 Viking and 15 Belly River/Edmonton wells. At Swalwell, the Corporation will drill up to 10 Viking wells during 2005.

Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated for all legal obligations associated with the retirement of long-lived tangible assets such as wells, facilities and plants based on market prices or on the best information available where no market price was available. There are approximately 400 net wells to be reclaimed. The total abandonment and reclamation costs are estimated to be $41.2 million (without discount) and $11.0 million discounted at 7%. In the next three financial years a total of $1.3 million of the costs are expected to be incurred.

Tax Horizon

As a result of the Trust's tax efficient structure, annual taxable income is transferred from its operating entities to the Trust and from the Trust to its Unitholders. This is primarily accomplished through the deduction of the net profits interest on underlying oil and gas properties and the deduction of interest on the Notes held by the Trust. Therefore, it can be expected that no income tax liability would be incurred by the Trust for as long as the organization maintains this corporate tax structure.

INFORMATION CONCERNING ESPRIT ENERGY TRUST

Trust Units

The beneficial interests in the Trust are divided into interests of one or more class, described and designated as Trust Units, which are entitled to the rights and subject to the limitations, restrictions and conditions set out in the Trust Indenture.

Authorized Classes

The Trust has two classes of Trust Units, consisting of Class A Trust Units and Class B Trust Units. As at December 31, 2004, an aggregate of 40,103,380 Trust Units were issued and outstanding, consisting of 12,831,794 Class A Trust Units and 27,271,586 Class B Trust Units.

Voting

Each Trust Unit entitles the holder thereof to one vote at all meetings of the holders of Trust Units or in respect of any written resolution.

Distributions

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority.

Transferability

Each Trust Unit is freely transferable subject to any restrictions placed upon a given class pursuant to the Trust Indenture. No Class B Trust Unit may be transferred to a person who is a Non-Resident.

Redemption and Conversion

Each Trust Unit is not subject to pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "Redemption Right".

Each Class A Trust Unit is convertible at the election of the holder into one Class B Trust Unit provided that the holder thereof provides a Residency Declaration to the effect that such holder is not a Non-Resident. Each Class B Trust Unit is convertible at the election of the holder into one Class A Trust Unit provided that such conversion would not cause the aggregate number of issued and outstanding Class A Trust Units to exceed the Ownership Threshold.

Exclusionary Offer

If an offer is made to purchase Class A Trust Units that must, by reason of securities legislation or stock exchange requirements, be made to all or substantially all of the owners of Class A Trust Units and such offer is not made concurrently with an offer to purchase Class B Trust Units that is identical to the offer to purchase Class A Trust Units in terms of price per Trust Unit and in all other material respects, then each outstanding Class B Trust Unit shall be convertible into one Class A Trust Unit at the option of the holder thereof from the day the offer is made until the expiry date of the offer. In these circumstances, the Ownership Threshold would not apply in respect of the Class A Units. An election of the holder of Class B Trust Units to exercise this conversion right shall also be deemed to constitute the irrevocable election by the holder to deposit such units pursuant to the offer and to exercise a right of the holder to convert such units back into Class B Trust Units if such units are not taken up and paid for under the offer. Similar provisions apply in respect on an exclusionary offer for Class B Trust Units.

However, the Trust Indenture restricts the coat-tail provisions to ensure that the Ownership Threshold is not violated and to ensure Non-Residents do not acquire Class B Trust Units by providing that:

(a) holders of Class A Trust Units do not have the right to convert Class A Trust Units to Class B Trust Units where an exclusionary offer is made for the Class B Trust Units if the offeror is a Non-Resident (this would not be a valid offer because a Non-Resident is not permitted to hold Class B Trust Units);

(b) where Class B Trust Units are converted to Class A Trust Units upon an exclusionary offer being made for the Class A Trust Units, those units will be immediately converted back to Class B

Trust Units upon being taken up and paid for to preserve the relative number of Class A Trust Units and Class B Trust Units outstanding both before and after the bid;

(c) if a Non-Resident acquires 10% or more of the outstanding Class A Trust Units (including Class A Trust Units issued on the conversion of Class B Trust Units) the Non-Resident shall not be entitled to vote or receive distributions in respect to all of such units;

(d) if Class A Trust Units or Class B Trust Units are tendered to an exclusionary offer for the Class B Trust Units or the Class A Trust Units, respectively, the deemed conversion of such Trust Units is delayed until the take-up of the units pursuant to the offer and not before; and

(e) if an exclusionary offer is withdrawn or expires, or trust units that are tendered to an exclusionary offer are withdrawn, no conversion will occur.

Nature of Trust Units

The Trust Units do not represent a traditional investment and should not be viewed as "shares" in either the Corporation or the Trust. As holders of Trust Units in the Trust, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of the anticipated distributable income from the Corporation and the ability of the Corporation to effect long term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Post-Arrangement Entitlements

An unlimited number of Post-Arrangement Entitlements may be created and issued pursuant to the Trust Indenture. Post-Arrangement Entitlements were issued under the Arrangement to persons who did not provide or did not properly complete a Residency Declaration. Post-Arrangement Entitlements entitle the holders thereof to receive either Class A Trust Units or Class B Trust Units to which they would have been entitled to receive under the Arrangement only at such time as the holder completes and delivers a Residency Declaration to the transfer agent of the Trust. As at December 31, 2004, an aggregate of 79,618 Post-Arrangement Entitlements were issued and outstanding.

Each Post-Arrangement Entitlement entitles the holder to one vote at any meeting of the holders of Trust Units. **Post-Arrangement Entitlements may not be transferred and are not entitled to distributions declared on the Trust Units. In addition, Post-Arrangement Entitlements are not entitled to any distributions of the Trust's net assets in the event of termination or winding-up of the Trust.**

Post-Arrangement Entitlements are not subject to redemption. Holders of Post-Arrangement Entitlements who provide the Trust with a Residency Declaration to the effect they are not a Non-Resident may exchange their Post-Arrangement Entitlements for Class B Trust Units. Holders of Post-Arrangement Entitlements who provide the Trust with a Residency Declaration to the effect they are a Non-Resident may exchange their Post-Arrangement Entitlements for Class A Trust Units, unless the issuance of Class A Trust Units would cause the aggregate number of issued and outstanding Class A Trust Units to exceed the Ownership Threshold, in which case Class B Trust Units will be delivered for sale on the TSX, with

the net proceeds thereof, less any applicable withholding tax, being remitted to the holder in lieu of the Class A Trust Units to which the holder would otherwise be entitled.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units entitling the holders thereof to such number of votes at meetings of unitholders as may be prescribed. Special Voting Units will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by the Corporation or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust upon its termination. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued one Special Voting Unit to the Voting and Exchange Trust Agreement Trustee, which entitles the holders of record of Exchangeable Shares to a number of votes at meetings of Unitholders equal to the aggregate equivalent vote amount.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Trust is to hold securities, and all business operations are carried out by the Corporation. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The activities of the Trust and the Corporation are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Corporation and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Trustees, upon the recommendation of the board of directors of the Corporation may determine. The Trust Indenture also provides that the Trust may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the Corporation may determine.

Cash Distributions

The Board of Trustees may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI Agreement, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of the Corporation, receive distributions in respect of prepayments of principal on the Notes made by the Corporation to the Trust before the maturity of the Notes.

Cash distributions are made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date, or if such day does not follow a business day, the next following business day. The following cash distributions were made to Unitholders in the year ended December 31, 2004:

Record Date	Payment Date	Per Trust Unit	Total
October 29, 2004	November 15, 2004	$0.14	$5,581,597
November 30, 2004	December 15, 2004	$0.14	$5,592,982
December 31, 2004	January 17, 2005	$0.14	$5,613,887

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive the Market Redemption Price.

For the purposes of this calculation, "market price" in respect of a given class of Trust Units, is an amount equal to the simple average of the closing price of the applicable class of Trust Units for each of the trading days on the applicable stock exchange or other market on which the applicable class of Trust Units are quoted for trading and on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the applicable class of Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the Closing Market Price on each of the 10 trading days. The "closing market price" in respect of a given class of Trust Units shall be: an amount equal to the closing price of the applicable class of Trust Units on the applicable exchange if there was a trade on the date; if the applicable exchange does not provide for a closing price for the applicable class of Trust Units, an amount equal to the average of the highest and lowest prices of the applicable class of Trust Units if there was trading on such date; or if there was no trading on such date, the average of the last bid and last ask prices of the applicable class of Trust Units.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash (cheque) payment on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 (the "Monthly Limit"); provided that the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. Unitholders receiving a distribution in specie of securities of the Trust will be entitled to receive a price per Trust Unit (hereinafter called the "In Specie Redemption Price") equal to the fair market value thereof as determined by the Trust and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the securities held by the Trust, on the basis, per Trust Unit tendered for redemption, of the number of each class of securities owned by the Trust on the date such Trust Units were tendered for redemption, each such class of other securities divided by the number of Trust Units of the Trust outstanding on such date. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "Transfer Date") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of securities determined as aforesaid. The Trust shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date.

In the absence of such a waiver, Trust Units tendered for redemption in any calendar month in which the total amount payable by the Trust exceeds the Monthly Limit will be redeemed for cash by order of the date on which Trust Units are tendered for redemption, and, for all Trust Units tendered on the same date, on a pro rata basis up to the maximum total amount which does not exceed the Monthly Limit and, subject to the receipt of any applicable regulatory approvals, by a distribution in specie of securities held by the Trust on a *pro rata* basis.

If at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Class A Trust Units or Class B Trust Units, as applicable, are not listed for trading on any stock exchange or market which the board of directors of the Corporation considers, in its sole discretion, provides representative fair market value price for the applicable class of Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the applicable class of Trust Units are listed for trading or, if not so listed, on any market on which the applicable class of Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption, then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive the In Specie Redemption Price.

This redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Securities which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Securities. In addition, the Securities may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains a prohibition on the ownership of Class B Trust Units by Non-

Residents and requires that at any given time, the number of Class A Trust Units issued and outstanding may not exceed the Ownership Threshold.

To ensure that Non-Residents continue not to hold any Class B Trust Units, the Trust shall, among other things, take all necessary steps to periodically monitor the ownership of the Class B Trust Units. If at any time the Trust becomes aware that a Non-Resident holds a Class B Trust Unit, the Trust shall take such action as may be necessary to maintain the residency restriction applicable to the Class B Trust Units, including but not limited to requiring that Class B Trust Units be removed from any book-based holding system, certificated and sold to a person who is not a Non-Resident or redeemed.

Meetings of Unitholders

The Trust Indenture provides that annual meetings of Unitholders must be called and held for, among other matters, the appointment of Trustees of the Trust and the appointment of auditors of the Trust.

Special meetings of the Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Unitholders holding in the aggregate not less than 10% of the Trust Units then outstanding. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders are entitled to pass resolutions that will bind the Trustees in respect of, among other things, the termination of the Trust, the sale of all or substantially all of the assets of the Trust and any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Unitholders for their approval. Except in respect of the election or removal of one or more trustee, the appointment of an inspector or the appointment or removal of auditors, any action taken or resolution passed, shall be by special resolution requiring the affirmative vote of the holders of more than 66⅔% of the Trust Units.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more individuals present in person or represented by proxy and representing in the aggregate not less than 20% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Class B Trust Units equivalent in number to the votes attaching to such Special Voting Units.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Reporting to Unitholders

The financial statements of the Trust are audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, are mailed or made available by the Trustee to Unitholders and the unaudited interim financial statements of the Trust are made available to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

Take-over Bids

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or

on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustees

For a list of the Trustees of the Trust, see "Trustees, Directors and Officers". The Trustees are responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustees shall act honestly and in good faith with a view to the best interests of the Trust and in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The initial term of the appointment of each of the Trustees is until the first annual meeting of Unitholders. The Unitholders shall, at each annual meeting of the Unitholders, re-appoint, or appoint successors to the Trustees for an additional one year term.

Delegation of Authority, Administration and Trust Governance

The Board of Directors has generally been delegated the significant management decisions of the Trust. In particular, the Board of Trustees has delegated to the Corporation responsibility for any and all matters relating to, among other things, the following:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to manage the Trust's assets;

(c) to maintain records and provide reports to Unitholders;

(d) to enter into any agreement or instrument to create or provide for the issue of Trust Units (including any firm or best efforts underwriting agreement) and to do all things and prepare and sign all documents to qualify those Trust Units for sale in whatever jurisdictions they will be sold or offered for sale;

(e) to effect payment of Distributions to the Unitholders;

(f) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any securities comprising the Trust's assets (including the Notes);

(g) subject to the limitations contained in the Trust Indenture, to sell, transfer, assign and convey, for and on behalf of the Trust, all or any portion of the Trust's assets on such terms and conditions as shall deem to be in the best interests of the Unitholders;

(h) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Trust from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Trust;

(i) to charge, mortgage, hypothecate, pledge or assign on behalf of the Trust, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Trust's assets for any purpose, including to secure any monies borrowed or other liabilities or obligations of the Trust or to secure any guarantee granted by the Trust;

(j) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the undertaking of the Trust or income of the Trust, or imposed upon or against the Trust's assets, the undertaking of the Trust or income of the Trust, or any part thereof;

(k) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary (including tax elections or designations) or proper for the accomplishment of any of the powers granted under the terms of the Trust Indenture; and

(l) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Trust Indenture.

Liability of the Trustees

The Trustees, and the officers and agents of the Trust shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustees of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, entering into the Administration Agreement and relying on the Corporation thereunder, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustees have, with the consent of the Corporation, delegated any of its duties thereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under the Trust Indenture or any other contract), including anything done or permitted to be done pursuant to, or any error or omission relating to, the rights, powers, responsibilities and duties conferred upon, granted, allocated and delegated to the Corporation thereunder or under the Administration Agreement, or the act of agreeing to the conferring upon, granting, allocating and delegating any such rights, powers, responsibilities and duties to the Corporation in accordance with the terms of the Trust Indenture or under the Administration Agreement, unless and to the extent such liabilities arise out of the gross negligence, dishonesty or fraud of the Trustees or any of the Trust's officers or agents. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Trust Indenture, the Trustees are and shall be conclusively deemed to be acting as trustees of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the members of the Board of Trustees.

Amendments to the Trust Indenture

The provisions of the Trust Indenture may only be amended by the Trustees with the consent of Unitholders evidenced by Special Resolution; provided that the Trustees may, without the consent of the Unitholders, amend the Trust Indenture at any time for the purpose of:

(a) ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

(b) making amendments which, in the opinion of the Trustees, provide additional protection or added benefits for the Unitholders;

(c) removing any conflicts or inconsistencies in the Trust Indenture or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(d) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental authorities having jurisdiction over the Trustees or the Trust; or

(e) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes (i) the Trust to fail to qualify as a "mutual fund trust" under the Tax Act or (ii) the Trust Units to constitute "foreign property" for purposes of the Tax Act, without the consent of the Unitholders. In addition, no such amendment shall modify the right to one vote per class of Trust Unit or reduce the fractional undivided interest in the Trust's assets represented by any class of Trust Unit without the consent of the holder of such Trust Unit.

Termination of the Trust

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 16, 2004. For the purpose of terminating the Trust by such date, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust. In the event that the Trust is wound-up, the Trustees will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their pro rata share.

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees shall commence to wind-up the affairs of the Trust.

Voting of Securities Held by the Trust

The securities (including the Common Shares and the Notes) held from time to time by the Trustees as part of the Trust's assets may be voted by the Trustees at any and all meetings of securityholders of such Persons in which the Trust holds securities, at which the holders of such securities are entitled to vote. However, the Trustees may not at any time under any circumstances whatsoever authorize:

(a) any amalgamation, arrangement or other merger of the Trust or the Corporation with any other corporation except with one or more direct or indirect wholly-owned subsidiaries of the Trust or in conjunction with an internal reorganization;

(b) any sale or disposition of any securities held by the Trust or any other sale, lease or exchange of all or substantially all of the Trust's assets, pursuant to an in specie redemption (as defined herein), pursuant to any security granted, pursuant to any internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Trust and any one or more of:

(i) the Corporation;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iii) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) and (ii) above; and

(iv) any partnership, the only partners of which are Persons referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of the Corporation except pursuant to any security granted by the Corporation, pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Trust;

(ii) the Corporation;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) to (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) to (iv) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of the Corporation to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution.

SHARE CAPITAL OF ESPRIT EXPLORATION LTD.

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Exchangeable Shares. The Trust is the sole holder of the issued and outstanding Common Shares. An aggregate of 2,424,415 Exchangeable Shares were issued pursuant to the Arrangement.

Common Shares

Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote at such meetings. The holders of Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, and subject to certain preferences of

holders of Exchangeable Shares, entitled to receive any dividends declared by the Board of Directors on the Common Shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the Common Shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Corporation upon the liquidation, dissolution, bankruptcy or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the Common Shares.

Exchangeable Shares

Each Exchangeable Share has economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Units granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units. In addition, holders of Exchangeable Shares have the right to receive Class B Trust Units at any time in exchange for their Exchangeable Shares and the provision of a Residency Declaration, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Class B Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Class B Trust Unit, the number of Class B Trust Units to be delivered will be rounded to the nearest whole number of Class B Trust Units. Holders of Exchangeable Shares do not receive cash distributions from the Trust or the Corporation. Rather, the Exchange Ratio is adjusted to account for distributions paid to Unitholders. The Exchangeable Shares are not to be listed on any stock exchange. As at December 31, 2004, an aggregate of 2,048,795 Exchangeable Shares were issued and outstanding.

Ranking

The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to the Trust from time to time.

Dividends

The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends, (which may include Class B Trust Units), cumulative preferential cash dividends. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, the Corporation will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under "Amendment and Approval":

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which ranks superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation dissolution.

The above restrictions shall not apply if all declared dividends on the outstanding Exchangeable Shares have been paid in full.

Liquidation or Insolvency of the Corporation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled, subject to applicable law, to receive from the Corporation, in respect of each such Exchangeable Share, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Class B Trust Unit, which payment shall be satisfied by the Corporation delivering that number of Class B Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and ExchangeCo will each have the overriding right to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust or ExchangeCo) all but not less than all of the Exchangeable Shares then outstanding on payment to each holder of an amount per Exchangeable Shares equal to the Liquidation Amount, to be satisfied by the issuance or delivery, as the case may be, of that number of Class B Trust Units equal to the Exchange Ratio at such time and in accordance with the provisions governing the Exchangeable Shares, and upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or ExchangeCo, as applicable. This right may be exercised by either the Trust or ExchangeCo.

Upon the occurrence of an Insolvency Event (as defined in the Voting and Exchange Trust Agreement), the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be determined by multiplying the current market price of a Class B Trust Unit and the Exchange Ratio to be satisfied by the issuance or delivery, as the case may be, of that number of Class B Trust Units equal to the Exchange Ratio at such time.

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust Liquidation Event, as described below, the Trust or ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares prior to such Trust Liquidation Event at a purchase price per Exchangeable Share to be determined by multiplying the Current Market Price of a Class B Trust Unit and the Exchange Ratio, to be satisfied by the issuance or delivery, as the case may be, of that number of Class B Trust Units equal to the Exchange Ratio at such time. "Trust Liquidation Event" means:

(a) any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(b) the earlier of, the Trust receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and ExchangeCo described below, a holder of Exchangeable Shares will be entitled at any time to require the Corporation to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of retraction (the "Retraction Date") by the Current Market Price of a Class B Trust Unit, which payment will be satisfied by the delivery of such number of Class B Trust Units equal to the Exchange Ratio. Fractional Class B Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Class B Trust Unit will be rounded to the nearest whole number of Class B Trust Units. Holders of the Exchangeable Shares may request redemption by presenting and surrendering to the Corporation the certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request, a Residency Declaration and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date.

When a holder requests the Corporation to redeem the Exchangeable Shares, the Trust and ExchangeCo will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested the Corporation to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Class B Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, the Corporation will immediately notify the Trust and ExchangeCo. The Trust or ExchangeCo must then advise the Corporation as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or ExchangeCo nor be redeemed by the Corporation. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested the Corporation to redeem will on the Retraction Date be purchased by the Trust or ExchangeCo or redeemed by the Corporation, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Exchange Right") to require the Trust or ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor ExchangeCo have exercised the Retraction Call Right. See "Voting and Exchange Trust Agreement - Exchange Right".

The Retraction Call Right may be exercised by either the Trust or ExchangeCo. If, as a result of solvency provisions of applicable law, the Corporation is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, the Corporation will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by the Corporation will be deemed to have required the Trust or ExchangeCo to purchase such unretracted Exchangeable Shares in exchange for Class B Trust Units on the Retraction Date pursuant to the Exchange Right. See "Voting and Exchange Trust Agreement - Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and ExchangeCo, the Corporation:

(a) will, on the third anniversary of the Effective Date, subject to extension of such date by the board of directors of the Corporation (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Class B Trust Units equal to the Exchange Ratio as at the last Business Day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Class B Trust Units;

(b) may, on the second anniversary of the Effective Date (the "Optional Redemption Date"), redeem all but not less than all outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Class B Trust Units;

(c) may, on any date that is within the first 90 days of any calendar year commencing in 2005 (the "Annual Redemption Date"), redeem up that number of Exchangeable Shares equal to 25% of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Class B Trust Units; and

(d) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 423,000 (other than Exchangeable Shares held by the Trust and its subsidiaries as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, Optional Redemption Date and Annual Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share.

The Corporation will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by the Corporation.

The Trust and ExchangeCo will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by the Corporation on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or ExchangeCo, as applicable. If either the Trust or ExchangeCo exercise the Redemption Call Right, then the Corporation's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or ExchangeCo.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of the Corporation or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement - Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or amended only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, ExchangeCo or any of their subsidiaries and affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Trust, ExchangeCo or any of their subsidiaries and affiliates) are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, ExchangeCo or any of their subsidiaries and affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Corporation under the Support Agreement

Pursuant to the Exchangeable Share Provisions, the Corporation has agreed to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and ExchangeCo with their obligations under the Support Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act. The obligation of the Corporation, the Trust or ExchangeCo to deliver Class B Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Class B Trust Units to the transfer agent who shall sell such Class B Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Unit to the Voting and Exchange Trust Agreement Trustee for the benefit of the holders (other than the Trust and ExchangeCo) of the Exchangeable Shares. The Special Voting Unit will carry a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Class B Trust Units (rounded to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Class B Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the

Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares a copy of the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares. With the exception of changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of ExchangeCo and The Corporation are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or ExchangeCo may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or ExchangeCo to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and ExchangeCo not to exercise a Call Right which is then exercisable by the Trust and ExchangeCo, the Corporation, the Trust or ExchangeCo will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Exchange Right.

The purchase price payable by the Trust or ExchangeCo for each Exchangeable Share to be purchased under the Exchange Right will be satisfied by the issuance of that number of Class B Trust Units equal to the Exchange Ratio as at last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Exchange Right with

respect to the unredeemed Exchangeable Shares and the Trust or ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Pursuant to the Support Agreement:

(a) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit the Corporation, in accordance with applicable law, to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of the Corporation, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by the Corporation; and

(b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of the Corporation.

The Support Agreement also provides that the Trust will not:

(a) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of stock distribution or other distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option or right to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(c) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

    (i) securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units);

    (ii) rights, options or warrants other than those referred to above;

    (iii) evidences of indebtedness of the Trust; or

    (iv) assets of the Trust other than Distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(e) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or

(f) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless

(g) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(h) it has received the prior written approval of the Corporation and the holders of the Exchangeable Shares.

In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units which is effected with the consent or approval of the trustees of the Trust or the Corporation, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust, ExchangeCo or any of their respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of the Corporation, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all the assets of the Trust. With the exception of changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of the Corporation and the Board of Trustees are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will make such filings and seek such regulatory consents and approvals as are necessary so that the Class B Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Class B Trust Units may be listed, quoted or posted for trading from time to time.

NOTES

Terms and Issue of Notes

Notes were issued to the Trust under the Note Indenture in consideration for the issuance of Trust Units pursuant to the Arrangement. The Notes are unsecured, payable on demand and bear interest from the date of issue at a rate of 11% per year. Interest is be due and payable for each month during the term of the Note Indenture on the 10th day of the month following such month.

Pursuant to the terms of the Note Indenture, the Corporation is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus. Unless the Note is called, the Corporation is not required to make any payment in respect of principal until September 30, 2014, subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust, the Non-Fund Holders, own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Trust Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Trust Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture allows the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes is payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes. The Trust is the holder of all of the issued and outstanding Notes.

Ranking

The Notes are unsecured debt obligations of the Corporation and rank pari passu with all other unsecured indebtedness of the Corporation, but subordinate to all secured debt.

Events of Default

The Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if the Corporation has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $1,000,000 and the Corporation has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to the Corporation specifying such default and requiring the Corporation to rectify the same; (vi) the Corporation ceasing to carry on its business; and (vii) material default by the Corporation under material agreements if property having a fair market value in excess of $1,000,000 is liable to forfeiture or termination.

NPI AGREEMENT

The Corporation and the Trust have entered into the NPI Agreement, pursuant to which the Corporation granted and set over to the Trust the NPI, being the right to receive certain payments in respect of petroleum and natural gas rights held by the Corporation from time to time. As consideration for the granting of the NPI, in addition to all amounts previously paid by the Trust to the Corporation, the Trust shall pay the Corporation an amount (the "Deferred Purchase Price Obligation") equal to (a) the portion of acquisition costs ("Future Acquisition Costs") for petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by the Corporation from time to time ("Property interests") acquired after the date of the NPI Agreement which are attributable to "Canadian resource property" (as defined in the Tax Act) payable at the time of incurring such Future Acquisition Costs, plus (b) drilling, completion, equipping and other costs ("Capital Expenditures") in respect of the Property Interests payable at the time of incurring such Capital Expenditures, plus (c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by the Corporation of such indebtedness. In addition, the Trust will pay over to the Corporation, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or the proceeds from the disposition of the NPI on any petroleum and natural gas rights held by the Corporation. The Trust shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust shall be entitled to a payment from the Corporation for each month equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. The Corporation may acquire and fund additional Property Interests from residual revenues, the Deferred Purchase Price Obligation, borrowings or from its working capital.

If the Corporation wishes to dispose of any Property Interests which will result in proceeds in excess of a threshold amount, the Board of Directors shall approve such disposition, however, if the asset value (calculated in accordance with the terms of the NPI Agreement) of any interests included in such disposition is greater than a threshold percentage of the asset value of all the Property Interests held by the Corporation, such disposition must be approved by a Special Resolution. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

MARKET FOR THE TRUST UNITS

The Class A Trust Units and Class B Trust are listed and posted for trading on the TSX under the trading symbols "EEE.A" and "EEE.B", respectively. The following table sets forth the market price ranges and the aggregate volume of trading of the Class A Trust Units and Class B Trust Units on the TSX for the periods indicated:

Class A Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Class A Trust Units)
2004				
October (5 to 31)	13.50	12.00	12.18	4,245,761
November	12.82	11.80	12.65	2,918,618
December	12.64	11.85	12.30	3,072,192

Class B Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Class B Trust Units)
2004				
October (5 to 31)	13.65	11.75	12.05	6,039,048
November	12.89	11.75	12.80	7,283,886
December	12.85	12.11	12.39	4,926,407

TRUSTEES, DIRECTORS AND OFFICERS

Trustees of the Trust and Directors and Officers of the Corporation

The name, municipality of residence, principal occupation for the prior five years and position, of each of the Trustees of the Trust and the directors and officers of the Corporation are as follows:

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
D. Michael G. Stewart *Calgary, Alberta*	Chairman of the Boards of Trustees (since August 2004) Chairman of the Board of Directors (member since 2002, Chairman since October 2004)	Principal, Ballinaccura Group of investment companies since March 2002; prior thereto, a number of senior executive positions with Westcoast Energy Inc.
Donald R. Gardner *Calgary, Alberta*	Trustee (since August 2004) Director (since May 2004)	Chief Financial Officer, Canadian Spirit Resources Inc. (oil and gas company) since January 2003; prior thereto Management Consultant since May 2002; prior thereto, Executive Vice President, Chief Financial Officer and Secretary (or predecessor positions) of Esprit Exploration Ltd. from December 1999 to May 2002; prior to September 24, 1999, Senior Vice President and Chief Financial Officer of Rigel Energy Corporation (oil and gas company).
John E. Panneton *Toronto, Ontario*	Trustee (since August 2004) Director (since 1998)	President of Goodman Private Wealth Management since July 2003, and Vice Chairman and a director (or predecessor positions) of Dundee Securities Corporation (securities dealer) since May 1998.
Eric L. Schwitzer *Vancouver, British Columbia*	Trustee (since August 2004) Director (since October 2004)	Managing Partner, Enterprise Capital Management Inc. (investment management company) since June 2003; from June 2002 to May 2003, a consultant and corporate director; prior thereto, Senior Vice President, Strategic Development, Westcoast Energy Inc. (energy services company).
W. Mark Schweitzer *Calgary, Alberta*	Trustee (since February 2005) Director (since February 2005)	Executive Vice-President, Corporate Development and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of Superior Plus Income Fund since 1997.
Douglas W. Palmer *Calgary, Alberta*	Trustee (since February 2005) Director (since February 2005)	Member of Board of Trustees of Calpine Natural Gas Trust from 2003 to February 2005; prior thereto, Chief Executive Officer of Numac Energy Ltd. from 1998 to 2001.

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
Stephen J. Savidant *Calgary, Alberta*	Trustee (since August 2004) Director (since May 2002) President and Chief Executive Officer	President and Chief Executive Officer of Esprit Exploration Ltd. since May 2002; prior thereto, Investor since December 2001; prior thereto, President and Chief Executive Officer of Canadian Hunter Exploration Ltd. (oil and gas company) since June 1998; prior thereto President and Chief Operating Officer of Canadian Hunter Exploration Ltd. since 1996.
Stephen B. Soules *Calgary, Alberta*	Trustee (since August 2004) Director (since October 2004) Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd. since October, 2004; prior thereto, Senior Vice President and Chief Financial Officer of Esprit Exploration Ltd. from May, 2002 to October, 2004; prior thereto, Investor since February, 2002; prior thereto, Advisor to Burlington Resources Canada Ltd. (oil and gas company) since December, 2001; prior thereto, Chief Financial Officer of Canadian Hunter Exploration Ltd. (oil and gas company) since April 1997.
Gregory A. Jerome *Calgary, Alberta*	Vice President, Finance and Corporate Secretary	Vice President, Finance and Corporate Secretary of Esprit Exploration Ltd. since October, 2004; prior thereto, Treasurer and Corporate Secretary with Esprit Exploration Ltd. from February 2003 to October, 2004; prior thereto Treasurer or predecessor positions with Esprit Exploration Ltd. since May, 1999; prior thereto, Chartered Accountant with PricewaterhouseCoopers since 1997.
Rodger D. Trimble *Calgary, Alberta*	Vice President, Exploitation	Vice President, Exploitation of Esprit Exploration Ltd. since October, 2004; prior thereto, General Manager, Engineering of Esprit Exploration Ltd. from July 2002 to October, 2004; prior thereto, Asset Manager of Burlington Resources Canada Ltd. (oil and gas company) since December 2001; prior thereto, Country Manager of Canadian Hunter Argentina S.A. (oil and gas company).
Patrick C. Connors *Calgary, Alberta*	Vice President, Engineering	Vice President, Engineering of Esprit Exploration Ltd. since October 2004; prior thereto, General Manager, Drilling and Field Operations of Esprit Exploration Ltd. from September 2001 to October, 2004; prior thereto, Business Unit Drilling Manager of AEC Oil & Gas (oil and gas company) since May 2000; prior thereto, Drilling Superintendent of Crestar Energy Inc. (oil and gas company) since October 1999; prior thereto, Manager, Drilling and Completions of Rigel Oil & Gas Ltd. (oil and gas company) since 1997.

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
Michael J. St. Clair *Calgary, Alberta*	Vice President, Marketing and Risk Management	Vice President, Marketing and Risk Management of Esprit Exploration Ltd. since October, 2004; prior thereto, Manager, Marketing of Esprit Exploration Ltd. from July 2002 to October, 2004; prior thereto, Manager, Marketing of Canadian Hunter Exploration Ltd. (oil and gas company).

All Trustees of the Trust are also members of the Board of Directors of the Corporation. The Board of Trustees has one committee, the Audit Committee, comprised of Messrs. Schweitzer (Chairman), Gardner, Palmer and Schwitzer. The Board of Directors has one committee, the Human Resources and Corporate Governance Committee, comprised of Messrs. Panneton (Chairman), Gardner, Palmer and Schwitzer. Mr. Stewart, as Chairman of the Board of Trustees and Board of Directors is *ex officio* a member of both committees. The Board of Directors of the Corporation as a whole considers issues relating to oil and gas reserves and environmental, health and safety issues.

As at March 15, 2005, the Trustees and the directors and executive officers of the Corporation, as a group, beneficially, owned, directly or indirectly, 138,831 Class B Trust Units and 177,275 Exchangeable Shares or approximately 0.7% of the issued and outstanding Trust Units (including Trust Units issuable upon the exchange of Exchangeable Shares). The information as to Trust Units beneficially owned, not being within the knowledge of the Trust or the Corporation, has been furnished by the respective individuals.

Certain directors of the Corporation are associated with other companies, which may give rise to conflicts of interest. In accordance with the *Canada Business Corporations Act*, directors who have an interest in a material contract or a material transaction, whether made or proposed, with the Corporation are required, subject to certain exceptions, to disclose the nature and extent of the interest. A director required to disclose such interest shall abstain from voting on any resolution to approve the contract or transaction, except as otherwise permitted by the *Canada Business Corporations Act*. In addition, each director is required to act honestly and in good faith with a view to the best interests of the Corporation.

RISK FACTORS

An investment in the Trust should be considered highly speculative due to the nature of the Trust and the activities present stage of the development of the Corporation. The following is a summary of certain risk factors relating to the Trust and the activities of the Corporation and the ownership of Trust Units and Exchangeable Shares.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Corporation. The Trust Units represent a fractional interest in the Trust. The Trust's sole assets will be its shares in the Corporation, the Notes, the NPI Agreement and other investments in securities. The price per Trust Unit will be a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties on a profitable basis. Changes in market conditions may adversely affect the trading price of the Trust Units. As a result of the restrictions on the residency of holders of Class B Trust Units, the market price of the Class A Trust Units and the market price of the Class B Trust Units may vary and such variance may be significant.

One of the factors that may influence the market price of Trust Units is the level of prevailing interest rates relative to the yield achieved by holders of Trust Units based on annual distributions thereon. Accordingly, an increase in market interest rates may lead purchasers of Trust Units to expect a higher effective yield, which could adversely affect the market price of Trust Units. In addition, the market price for Trust Units may be affected by changes in general market conditions, fluctuations in the markets for equity and debt securities, interest rates and numerous other factors beyond the Trust's control.

As the Trust is not a corporation, holders of Trust Units will not have the statutory rights normally associated with the ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions and statutory rights of "dissent" available pursuant to corporate statutes. In addition, the benefits of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), may not be applicable to the Trust.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Exchangeable Shares

Holding Exchangeable Shares should be considered speculative due to the fact that adjustments to the Exchange Ratio are made assuming reinvestment of distributions or dividends, as applicable, at the prevailing market price of a Trust Unit at the time at which any such distributions are made on the Trust Units or any such dividends are paid on the Exchangeable Shares. As a result, the cumulative return on an investment in Exchangeable Shares may be higher or lower than that on an investment in Trust Units over a comparable period.

Post-Arrangement Entitlements

Holders of Post-Arrangement Entitlements do not receive distributions on, nor will distributions accrue on, such Post-Arrangement Entitlements. Therefore, the longer a holder of Post-Arrangement Entitlements refrains from delivering a Residency Declaration, the greater economic return such holder foregoes.

In order to receive future distributions and to vote at future meetings of holders of Trust Units, holders of Post-Arrangement Entitlements are required to deliver a Residency Declaration to the transfer agent of the Trust. Holders of Post-Arrangement Entitlements who deliver a Residency Declaration to the effect they are not a Non-Resident will receive Class B Trust Units in exchange for such Post-Arrangement Entitlements. Holders of Post-Arrangement Entitlements who deliver a Residency Declaration to the effect they are a Non-Resident will receive Class A Trust Units in exchange for such Post-Arrangement Entitlements, unless the issuance of Class A Trust Units would cause the aggregate number of issued and outstanding Class A Trust Units to exceed the Ownership Threshold, in which case Class B Trust Units will be delivered for sale on the TSX with the net proceeds thereof, after expenses, less any applicable withholding tax, being remitted to the holder in lieu of the Class A Trust Units to which the holder would otherwise be entitled.

Loss of Mutual Fund Trust Status

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

Sale of Additional Trust Units

The Trust may issue an unlimited number of additional Trust Units in the future to finance its activities without the approval of Unitholders. The Board of Trustees has the discretion to set the price and terms of the issuance of any such additional Trust Units and any such issuance may have a dilutive effect on the holders of Trust Units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in force in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

Redemption of Trust Units

It is anticipated that the redemption right associated with Trust Units will not be the primary mechanism for Unitholders to dispose of their Trust Units. Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes.

Dependence on the Corporation

The Trust is a limited purpose trust which is entirely dependent upon the operations and assets of the Corporation through its ownership, directly and indirectly, of the Common Shares and the Notes and the holding of the NPI. Accordingly, the Trust is dependent upon the ability of the Corporation to meet its interest and principal repayment obligations under the Notes, its interest and principal obligations under credit or debt facilities with banks and other financial institutions and to make payments under the NPI.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can be no longer economically produced. As a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Reserve Estimates

The production forecasts and recoverable estimates contained in the GLJ Report are only estimates and the actual production and ultimate recoverable reserves from the properties may be greater or less than the independent estimates of GLJ.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Future oil and gas production, and therefore Distributions of Distributable Cash, are highly dependent upon success in exploiting the current reserves base and acquiring or discovering additional reserves. Absent commodity price increases or cost effective acquisition and development activities, Distributions of Distributable Cash will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.

The business of discovering, developing, or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the ability of the Corporation to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired. In addition, The Corporation does not reinvest cash flow in the same manner as Esprit Exploration Ltd. did prior to the Arrangement, which could make it more difficult to maintain or expand its oil and gas reserves. Also, to the extent that the Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash, all other factors remaining equal, will be reduced.

The future oil and natural gas production of the Corporation, and therefore its cash flows, will be highly dependent on its success in exploiting its reserve base and acquiring additional reserves. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by the Corporation for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on the operations, proved reserves, and financial condition of the Corporation, including its ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts, will not be changed in a manner that adversely affects Unitholders.

Operational Matters

The operation of oil and gas wells involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Corporation and potentially including possible liability to third parties. Although the Corporation maintains liability insurance, where

available, in amounts consistent with customary industry standards practice, it may not be fully insured against all of these risks. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Corporation may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, depend upon many factors, including the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Corporation or its subsidiaries to certain properties. Any such circumstances could impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Acquisition Risks

The Corporation intends to continue acquiring oil and natural gas properties. Although the Corporation performs a review of the acquired properties that it believe is consistent with industry practices, it generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its review efforts on the higher-value properties and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal every existing or potential problem, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume certain environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved and probable oil and gas reserves and actual future production rates and associated costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Trust and the Corporation actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Trust and the Corporation.

Environmental Risks

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. A breach of such regulation may result in the imposition of fines or issuances of clean up orders in respect of the Corporation or its assets. Such regulation may be changed to impose higher standards and potentially more costly obligations on the Corporation. There is no assurance that future environmental costs will not have a material adverse effect on the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Kyoto Protocol

In December 2002, the Canadian federal government ratified the Kyoto Protocol, which requires Canada to reduce its greenhouse gas emissions to 6% below 1990 levels over the 2008-2012 period. Although the Canadian government has not yet provided significant details on how it intends to meet these reduction targets, the energy industry has been identified as one of the areas that will be affected. Reductions in greenhouse gases from producers may be required, which could result in, among other things, increased operating and capital expenditures for the Corporation.

Governmental Regulation

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exportation of oil and natural gas. Such regulation may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase our costs and have a material adverse impact on the Corporation and the Trust.

Debt Obligations

The Corporation may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by the Corporation may impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by the Corporation of its obligations under the Notes or the NPI Agreement. This might result in lower levels of current or future Distributable Cash for the Trust.

Lenders will be provided with security over all of the assets of the Corporation. If the Corporation becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of the Corporation.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to the Corporation, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of the Corporation

The Corporation is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. During the period that Exchangeable Shares issued by the Corporation are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. The Corporation intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income

tax resource pools, undepreciated capital cost ("UCC") and noncapital losses carried forward from Esprit Exploration Ltd., if any, plus resource pools and UCC created by capital expenditures of the Corporation. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of the Corporation, then cash taxes would be payable by the Corporation. In addition, there can be no assurance that taxation authorities will not seek to challenge the deductibility, for income tax purposes, of all or a portion of the interest payable on the Notes. If such a challenge were to succeed against the Corporation, it could materially adversely affect the amount of distributable cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time will also be determined by a number of factors which are beyond the control of management and such trading prices may be greater or less than the net asset value of the Trust's assets.

Residual Liabilities

Pursuant to the Arrangement, the Corporation is the corporation resulting from the amalgamation of Esprit Exploration Ltd. and Esprit Acquisition Corp. As a result, the Corporation has retained all liabilities of Esprit Exploration Ltd., including liabilities relating to corporate and income tax matters, not specifically transferred to ProspEx Resources Ltd.

Stability Rating

The Trust does not have a stability rating and has no current plans to apply for a stability rating.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of the Corporation in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and the Trust and the Corporation are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil, Natural Gas and Associated Products

In the provinces of Alberta, British Columbia and Saskatchewan oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (ie. price of West

Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana or AECO Hub, Alberta), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m^3 and 25% at prices at and above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by the Corporation to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in the Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta *Environmental Protection and Enhancement Act* (the "AEPEA"), which came into force on September 1, 1993. The AEPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. The Corporation believes that it is in material compliance with applicable environmental laws and regulations. The Corporation also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

In December 2002, the Canadian federal government ratified the Kyoto Protocol, which requires Canada to reduce its greenhouse gas emissions to 6% below 1990 levels over the 2008-2012 period. Although the Canadian government has not yet provided significant details on how it intends to meet these reduction targets, the energy industry has been identified as one of the areas that will be affected. Reductions in greenhouse gases from producers may be required, which could result in, among other things, increased operating and capital expenditures for the Corporation.

Trends

Natural gas prices have been extremely volatile over the past 12 months. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of volatility in pricing due to a number of factors, including weather, drilling activity, natural production declines, storage levels, fuel switching and demand.

Oil prices are clearly dependent on the world economy and the global supply-demand balance. The current environment of geo-political unrest has increased prices well above those supported by current supply-demand balances. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium may change over time.

Equity financings may become more difficult and selective in the future forcing companies to work within existing cash flows and opportunities that can be internally generated. This may result in further industry consolidation, as companies have to focus on cost savings and operational controls in order to perform to market expectations.

A final trend appears to be the establishment of a number of start-up companies with experienced management teams that are available as a result of industry consolidation over the past two years. This may result in greater competition for a number of the smaller corporate and property acquisitions that will be available.

LEGAL PROCEEDINGS

While the Corporation is the subject of several claims and is also pursuing a number of its own claims against third parties, the Corporation is not aware of any material legal proceedings against it or the Trust nor are any such proceedings known by the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of trustees of the Trust or directors, executive officers or senior officers of the Corporation, or any direct or indirect Unitholder of the Trust who beneficially owns, or who exercises control over, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Trust or the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts currently in effect and entered into by the Trust or by the Corporation during the past two years, other than during the ordinary course of business, are as follows:

1. the Trust Indenture,
2. the Administration Agreement referred to under "Information Concerning Esprit Energy Trust";
3. the Performance Unit Incentive Plan of the Trust; and
4. an arrangement agreement dated March 14, 2005 between the Trust, Esprit Exploration Ltd. and Resolute Energy Inc.

INTERESTS OF EXPERTS

As at the date hereof, KPMG LLP and its partners did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities of the Trust or its associates or affiliates.

As at the date hereof, the principals of Gilbert Laustsen Jung Associates Ltd., the independent reserves evaluators appointed by the Board of Directors, as a group did not beneficially own any outstanding Trust Units.

AUDIT COMMITTEE MATTERS

Mandate of the Audit Committee

Policy Statement

It is the policy of Esprit Energy Trust (the "Trust") to establish and maintain an Audit Committee, composed entirely of independent trustees, to assist the Board of Trustees (the "Board") in carrying out their oversight responsibility for the Trust's and its subsidiaries and affiliates (collectively "Esprit") internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition of the Committee

1. The Audit Committee shall consist of at least three trustees. The Board shall appoint the members of the Audit Committee and may seek the advice and assistance of the Human Resources and Corporate Governance Committee of its subsidiary Esprit Exploration Ltd. (the "Corporation") in identifying qualified candidates. The Board shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2. Each trustee appointed to the Audit Committee by the Board shall be an outside trustee who is unrelated. An outside, unrelated trustee is a trustee who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3. Each member of the Audit Committee shall be "financially literate". In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements, and at least one member shall have "accounting or related financial management expertise", meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

4. A trustee appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

5. The Chairman of the Board of Directors shall be an *ex officio* member of the Committee.

Meetings of the Committee

1. The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Corporation. Meetings of the Audit Committee shall correspond with the review of the quarterly financial statements and management discussion and analysis.

2. Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee and to the auditors, who shall be entitled to attend each meeting of the Audit Committee and shall attend whenever requested to do so by a member of the Audit Committee.

3. Notice of a meeting of the Audit Committee shall:

   (a) be in writing;

   (b) state the nature of the business to be transacted at the meeting in reasonable detail;

   (c) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

   (d) be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

4. A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

5. A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

6. In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

7. The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall meet with the external auditors independent of management as necessary, in the sole discretion of the Committee, but in any event, not less than quarterly; and (ii) may meet separately with management.

8. Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

Duties and Responsibilities of the Committee

1. The Audit Committee's primary duties and responsibilities are to:

   (a) identify and monitor the management of the principal risks that could impact the financial reporting of Esprit;

   (b) monitor and, as required, evaluate the integrity of Esprit's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

   (c) monitor the independence and performance of Esprit's external auditors;

   (d) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

   (e) directly oversee the external audit process and results (in addition to items described in Section 4 below);

(f) provide an avenue of communication among the external auditors, management of the Corporation and the Board;

(g) ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;

(h) ensure that an appropriate Code of Conduct is in place and understood by employees, directors and trustees of Esprit.

2. The Audit Committee shall have the authority to:

(a) inspect any and all of the books and records of Esprit;

(b) discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

(c) engage consultants, independent counsel and other advisors as it determines necessary to carry out its duties; and

(d) to set and pay the compensation for any advisors employed by the Audit Committee.

3. The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Audit Committee shall:

(a) review the annual audit plan with the Trust's external auditors and with management of the Corporation;

(b) discuss with management of the Corporation and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c) review with management of the Corporation and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d) review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management of the Corporation or significant accounting issues on which there was a disagreement with management of the Corporation;

(e) review with senior management of the Corporation the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f) review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of the Corporation of all significant variances between comparative reporting periods;

(g) consider and review with management of the Corporation, the internal control memorandum or letter containing the recommendations of the external auditors and the Corporation's management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of Esprit and subsequent follow-up to any identified weaknesses;

(h) review with management of the Corporation and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(i) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases; and

(j) oversee, any of the financial affairs of Esprit and, if deemed appropriate, make recommendations to the Board, external auditors or management.

5. The Audit Committee shall:

(a) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

(b) consider the recommendations of management of the Corporation in respect of the appointment of the external auditors;

(c) pre-approve all non-audit services to be provided to Esprit by its external auditors';

(d) approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;

(e) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Policy 31 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(f) review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6. The Audit Committee shall:

(a) review with management of the Corporation at least annually, the financing strategy and plans of Esprit; and

(b) review all securities offering documents (including documents incorporated therein by reference) of Esprit.

7. The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by Esprit with respect to risks inherent in its operations and potential liabilities

incurred by the trustees, directors or officers of the Corporation in the discharge of their duties and responsibilities.

8. The Audit Committee shall review the appointments of the Chief Financial Officer of the Corporation and any key financial managers who are involved in the financial reporting process.

9. The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a unitholder of the Trust, the external auditors, or senior management of the Corporation.

10. The Audit Committee shall periodically review with management of the Corporation the need for an internal audit function.

11. The Audit Committee shall review Esprit's accounting and reporting of environmental costs, liabilities and contingencies.

12. The Audit Committee shall establish and maintain procedures for:

    (a) the receipt, retention and treatment of complaints received by Esprit regarding accounting controls, or auditing matters; and

    (b) the confidential, anonymous submission by employees of Esprit of concerns regarding questionable accounting or auditing matters.

13. The Audit Committee shall review and approve Esprit's hiring policies regarding employees and former employees of the present and former external auditors.

14. The Audit Committee shall review with Esprit's legal counsel as required but at least annually, any legal matter that could have a significant impact on the Esprit's financial statements, and any enquiries received from regulators, or government agencies.

15. The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
W. Mark Schweitzer (Chairman)	Yes	Yes	Mr. Schweitzer has a Bachelor of Commerce degree from Queen's University and is a member of the Canadian Institute of Chartered Accountants. Mr. Schweitzer has significant experience with public companies, currently as the Executive Vice-President and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of the Superior Plus Income Fund and previously as Vice President, Finance and Chief Financial Officer at Norcen Energy Resources Ltd. and in senior treasury roles at Canadian Hunter Exploration Ltd. and Noranda Inc. Mr. Schweitzer also held various audit responsibilities with Ernst & Young, Chartered Accountants in Toronto.
Donald R. Gardner	Yes	Yes	Mr. Gardner holds a Bachelor of Commerce degree from the University of Alberta and a Masters of Science Degree (Business Administration) from the University of British Columbia. Mr. Gardner has significant experience serving with public companies, currently in the role of Chief Financial Officer with Canadian Spirit Resources Inc. and previously in the role of Executive Vice President and Chief Financial Officer with Esprit Exploration Ltd. and Rigel Energy Corporation.
Eric L. Schwitzer	Yes	Yes	Mr. Schwitzer holds a Masters of Science degree in Management from the Massachusetts Institute of Technology and is a member of the Canadian Institute of Chartered Business Valuators. Mr. Schwitzer has held very senior positions in the Canadian corporate finance industry, including Managing Partner with Enterprise Capital Management and Managing Partner with Scotia Capital Inc.
Douglas W. Palmer	Yes	Yes	Mr. Palmer has significant experience with public issuers, having served on the board of Calpine Natural Gas Trust and having held the position of Chief Executive Officer of Numac Energy Ltd. and Senior Vice President and Chief Operating Officer of Norcen Energy Resources Ltd.

External Auditor Service Fees

The following table sets forth the aggregate fees billed by KPMG LLP in each of the last two fiscal years.

	2004	2003
Audit Fees	$164,000	$113,000
Audit-Related Fees(1)	6,000	24,000
Tax Fees	-	21,000
All Other Fees	-	-
Total	**$170,000**	**$158,000**

Note:

(1) In 2004, KPMG LLP advised Esprit Exploration on Canadian annual certification issues which was not part of its standard audit engagement.

ABBREVIATIONS AND EQUIVALENCIES

The following are abbreviations and definitions of terms used in this Annual Information Form. All calculations converting natural gas to crude oil equivalent have been made using a ratio of 6 mcf of natural gas to one barrel of crude equivalent. References to boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Crude Oil and Natural Gas Liquids		Natural Gas	
bbl	One barrel equaling 34.972 Imperial gallons or 42 U.S. gallons	bcf	Billion cubic feet
bbl/d	Barrels per day	bcf/d	Billion cubic feet per day
boe	Barrels of oil equivalent	mcf	Thousand cubic feet
boe/d	Barrels of oil equivalent per day	mcf/d	Thousand cubic feet per day
mboe	Thousand barrels of oil equivalent	mmcf	Million cubic feet
mmboe	Million barrels of oil equivalent	mmcf/d	Million cubic feet per day
mbbl	Thousand barrels	MMBTU	Million British Thermal Units
mmbbls	Million barrels	gj/d	Gigajoules per day
NGL or NGLs	Natural gas liquids, consisting of any one or more of propane, butane and condensate		
W.I.	Working interest		

ADDITIONAL INFORMATION

Additional information on the remuneration and indebtedness of the trustees of the Trust and the directors and officers of the Corporation is contained in the Information Circular dated March 31, 2005 of the Trust relating to the annual meeting of holders of Trust Units which will be held on May 12, 2005. Additional financial information is also provided in the 2004 Annual Report of the Trust.

Additional information relating to the Trust, including copies of this Annual Information Form, the Trust's Information Circular dated March 31, 2005 and the 2004 Annual Report, are available on the Trust's website at www.eee.ca and on SEDAR at www.sedar.com or may be obtained upon request by contacting Esprit Energy Trust, Suite 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or by telecopier at (403) 213-3735.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form.

"**Administration Agreement**" means the administration agreement dated August 16, 2004 between the Trust and the Corporation;

"**Arrangement**" means the arrangement, effective October 1, 2004, under the provisions of section 192 of the CBCA, among the Trust, the Corporation, Esprit Acquisition Corp., ExchangeCo. and others;

"**Board of Directors**" means the board of directors of the Corporation;

"**Board of Trustees**" means the board of trustees of the Trust;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**CBCA**" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"**Class A Trust Units**" means the class A trust units in the capital of the Trust;

"**Class B Trust Units**" means the class B trust units in the capital of the Trust;

"**Common Shares**" means the voting common shares in the capital of the Corporation;

"**Current Market Price**" means, in respect of a Class B Trust Unit on any date, the weighted average trading price of the Class B Trust Units on the TSX for the five (5) trading days preceding that date, or, if the Class B Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Class B Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of AmalgamationCo for such purpose; provided, however, that if in the opinion of the board of directors of AmalgamationCo the public distribution or trading activity of Class B Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Class B Trust Unit, then the Current Market Price of a Class B Trust Unit shall be determined by the board of directors of AmalgamationCo, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding;

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the Trustees, except that December 31 shall in all cases be a Distribution Record Date commencing in 2004;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000 as at the Effective Date and shall be cumulatively adjusted thereafter by (i) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price of a Trust Unit on the first Business Day following the Distribution Record Date for such Distribution and (ii) decreasing the Exchange Ratio on each dividend record date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that dividend record date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that dividend record date, and having as its denominator the Current Market Price of a Trust Unit on the date that is seven Business Days prior to that dividend record date;

"**Exchangeable Shares**" means the exchangeable shares in the capital of the Corporation;

"**ExchangeCo**" means Esprit Exchangeco Ltd., a corporation incorporated under the CBCA and a wholly-owned subsidiary of the Trust;

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent reserves evaluators of Calgary, Alberta;

"**GLJ Report**" means the independent engineering evaluation of the Corporation's oil, natural gas liquids and natural gas reserves prepared by GLJ, dated February 7, 2005 and effective December 31, 2004;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Insolvency Event**" means the institution by the Corporation of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of the Corporation to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by the Corporation to contest in good faith any such proceedings commenced in respect of the Corporation within 15 days of becoming aware thereof, or the consent by the Corporation to the filing of any such petition or to the appointment of a receiver, or the making by the Corporation of a general assignment for the benefit of creditors, or the admission in writing by the Corporation of its inability to pay its debts generally as they become due, or the Corporation not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to the terms of the Exchangeable Shares;

"**Market Redemption Price**" means the price per Class B Trust Unit equal to the lesser of (i) 95% of the "market price", as calculated under the Trust Indenture, of the Class B Trust Units on the principal market on which the Class B Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which Class B Trust Units are surrendered to the Trust for redemption and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Class B Trust Units are quoted for trading on the date that the Class B Trust Units are so surrendered for redemption;

"**NPI**" means the net profits interest granted under the NPI Agreement;

"**NPI Agreement**" means the net profits interest agreement entered into between the Corporation and the Trust;

"**Non-Resident**" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Note**" or "**Notes**" means the unsecured, subordinate promissory notes issued by the Corporation to the Trust;

"**Note Indenture**" means the note indenture entered into between the Corporation and Computershare Trust Company of Canada governing the issuance of the Notes;

"**Note Trustee**" means Computershare Trust Company of Canada;

"**Ownership Threshold**" means a number of Class A Trust Units issued and outstanding at any point in time (excluding the number of Class A Trust Units which may be issued on the extinguishment of outstanding Post-Arrangement Entitlements) equaling 80% of the number of Class B Trust Units issued and outstanding at such time (excluding the number of Class B Trust Units which may be issued on the exchange of outstanding Exchangeable Shares and the extinguishment of outstanding Post-Arrangement Entitlements);

"**Performance Unit Incentive Plan**" means the performance unit incentive plan of the Trust;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Post-Arrangement Entitlement**" means the right of a holder to receive from the Trust a Class A Trust Unit or a Class B Trust Unit, as applicable, upon delivering to the transfer agent of the Trust a duly completed and validly executed Residency Declaration;

"**Redemption Notes**" means the promissory notes issuable by the Trust under the Trust Indenture having terms and conditions substantially identical to those of the Notes;

"**Residency Declaration**" means a declaration, in the form prescribed by the Trust from time to time, confirming the residency of a holder of Post-Arrangement Entitlements, as either a Non-Resident or not a Non-Resident;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders present in person either holding personally or representing as proxies not less in the aggregate than 5% of the aggregate number of Trust Units then outstanding and passed by the affirmative votes of the holders of more than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Unit who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Unit;

"**Special Voting Units**" means the special voting units of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Support Agreement**" means the support agreement entered into between the Trust, the Corporation and ExchangeCo.;

"**TSX**" means the Toronto Stock Exchange;

"**Trust**" means Esprit Energy Trust, a trust established under the laws of the Province of Alberta pursuant to the Trust Indenture;

"**Trust Indenture**" means the trust indenture dated as of August 16, 2004, as amended and restated September 30, 2004, pursuant to which the Trust was created, as amended from time to time;

"**Trust Units**" or "**Units**" means, collectively, the Class A Trust Units and Class B Trust Units;

"**Unitholders**" means holders from time to time of the Trust Units;

"**Trustee**" means, at any time, an individual who is, in accordance with the provisions of the Trust Indenture, a trustee of the Trust at that time including without limitation, so long as they remain as trustees and "**Trustees**" means, at any time, all of the individuals each of whom at that time is a Trustee;

"**Voting and Exchange Agreement Trustee**" means the trustee chosen by the Trust to act as trustee under the Voting and Exchange Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, and any successor trustee appointed thereunder; and

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement relating to the Exchangeable Shares entered into among the Trust, the Corporation, ExchangeCo and the Voting and Exchange Agreement Trustee.

SCHEDULE A

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

This is the form referred to in item 2 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101").

1. Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.[1]

2. The report on *reserves data* referred to in item 2 of section 2.1 of NI 51-101, to be executed by one or more *qualified reserves evaluators or auditors independent* of the *reporting issuer*, shall in all material respects be as follows:

Report on Reserves Data

To the board of trustees of Esprit Energy Trust and the board of directors of Esprit Exploration Ltd. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

---

[1] For the convenience of readers, Appendix 1 to Companion Policy 51-101CP sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in *NI 51-101, Form 51-101F1, Form 51-101F3* or the Companion Policy.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated, and reviewed and reported on to the Company's board of directors:

Description and Preparation Date of Evaluation/Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
		Audited	Evaluated	Reviewed	Total
February 7, 2005	Canada	$0	$417.3	$0	$417.3

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada Dated: 05/02/16

(signed) *"Terry L. Aarsby, P.Eng."*
Manager, Engineering

SCHEDULE B

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). This form does not apply in British Columbia.

1. Terms to which a meaning is ascribed in *NI 51-101* have the same meaning in this form.[1]

2. The report referred to in item 3 of section 2.1 of *NI 51-101* shall in all material respects be as follows:

Report of Management and Directors
on Reserves Data and Other Information

Management of Esprit Exploration Ltd. (the "Corporation"), as administrator of Esprit Energy Trust, are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

---

[1] For the convenience of readers, Appendix 1 to Companion Policy 51-101CP sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in NI 51-101, Form 51-101F1, Form 51-101F2 or the Companion Policy.

The board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED this 23rd day of March, 2005.

(signed) *Stephen J. Savidant*
Stephen J. Savidant
President and Chief Executive Officer

(signed) *Stephen B. Soules*
Stephen B. Soules
Executive Vice President and
Chief Financial Officer

(signed) *D. Michael G. Stewart*
D. Michael G. Stewart
Director

(signed) *Donald R. Gardner*
Donald R. Gardner
Director

ESPRIT
ENERGY TRUST

Esprit Energy Trust

REVISED RENEWAL ANNUAL INFORMATION FORM
For the year ended December 31, 2004

March 31, 2005

TABLE OF CONTENTS

	Page
FORWARD-LOOKING INFORMATION	2
ESPRIT ENERGY TRUST AND ESPRIT EXPLORATION LTD	2
INFORMATION CONCERNING ESPRIT EXPLORATION LTD	3
INFORMATION CONCERNING ESPRIT ENERGY TRUST	19
SHARE CAPITAL OF ESPRIT EXPLORATION LTD	29
VOTING AND EXCHANGE TRUST AGREEMENT	34
SUPPORT AGREEMENT	36
NOTES	37
NPI AGREEMENT	38
MARKET FOR THE TRUST UNITS	39
TRUSTEES, DIRECTORS AND OFFICERS	40
RISK FACTORS	42
INDUSTRY CONDITIONS	48
LEGAL PROCEEDINGS	51
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	51
TRANSFER AGENT AND REGISTRAR	51
MATERIAL CONTRACTS	51
INTERESTS OF EXPERTS	51
AUDIT COMMITTEE MATTERS	52
ABBREVIATIONS AND EQUIVALENCIES	58
ADDITIONAL INFORMATION	58
GLOSSARY OF TERMS	59
SCHEDULE A – REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR	A-1
SCHEDULE B – REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE	B-1

FORWARD-LOOKING INFORMATION

This Annual Information Form contains certain forward-looking statements relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan" or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved. By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties including, but not limited to, the following factors: general global economic and business conditions including the effect, if any, of a potential economic slowdown in the U.S. and/or Canada; changes in business strategies; the availability and price of energy commodities from the perspective of both a producer and a user of such commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws such as the imposition of restrictions in response to environmental concerns with respect to the production of oil and gas; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations, including severe weather conditions; and technological changes. Any forward-looking statements are made as of the date hereof and Esprit Energy Trust and Esprit Exploration Ltd. undertake no obligation to update or revise such statements to reflect new information, subsequent or otherwise.

All initial capitalized words used in this Annual Information Form which are not otherwise defined herein have the meanings ascribed thereto in the Glossary of Terms herein.

ESPRIT ENERGY TRUST AND ESPRIT EXPLORATION LTD.

Esprit Energy Trust

Esprit Energy Trust ("Esprit" or the "Trust") is an open-end unincorporated mutual fund trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 900, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1. The Trust was established to, among other things:

(a) acquire, invest, transfer, dispose of and otherwise deal with, directly or indirectly, any of the securities issued by Esprit Exploration Ltd. (the "Corporation"), including securities of the Corporation's subsidiaries and affiliates, the Common Shares and the Notes, and to borrow funds for that purpose and to enter into and acquire the NPI pursuant to the Arrangement;

(b) invest in any other securities and in any other investments as the Trustees may determine and borrow funds for that purpose;

(c) issue Trust Units, convertible securities or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of the Trust, complete any acquisition of securities or any other assets for the benefit of the Trust;

(d) disposing of any part of the property of the Trust;

(e) satisfy the obligations, liabilities or indebtedness of the Trust; and

(f) perform all acts necessary, incidental, ancillary or related to any of the foregoing purposes.

The Trustees are prohibited from acquiring any investment which, (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the regulations promulgated under the Tax Act, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustees may declare payable to the Unitholders all or any part of the net income of the Trust less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be the interest received on the principal amount of Notes and payments under the NPI Agreement. The Trust makes monthly cash distributions to Unitholders of the interest income earned from the Notes and under the NPI Agreement, after expenses, if any, and any cash redemptions of Trust Units. See "Information Concerning Esprit Energy Trust - Cash Distributions".

The Trust shall exist for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 16, 2004, unless terminated prior to such time in accordance with the terms of the Trust Indenture. The Trust has three subsidiaries, the Corporation, ExchangeCo and Canadian 88 Energy Resources Corp., a subsidiary of the Corporation.

Esprit Exploration Ltd.

Esprit Exploration Ltd. is the corporation resulting from the amalgamation of the former Esprit Exploration Ltd. and Esprit Acquisition Corp., which was effected on October 1, 2004 in connection with the Arrangement. The head and principal office of the Corporation is located at 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 and its registered office is located at Bennett Jones LLP, Suite 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7.

The principal business of the Corporation is to acquire, explore, develop, optimize, exploit and produce oil and natural gas reserves in western Canada. For a description of the Corporation's business, see "Information Concerning Esprit Exploration Ltd."

INFORMATION CONCERNING ESPRIT EXPLORATION LTD.

Name and Incorporation

The Corporation was incorporated under the *Canada Business Corporations Act* under the name Canadian 88 Energy Corp. on September 4, 1987.

The Corporation's articles were amended on June 28, 1988 to add additional authorized classes of preferred shares; on December 8, 1989 to authorize a series of second preferred shares; on July 18, 1991 to consolidate the outstanding Class A shares on a one for ten basis; on August 8, 1994 to change the name and designation of Class A shares to Common Shares; and on September 20, 1999 to change the place of the registered office to Calgary, Alberta and to allow for the appointment of additional directors between annual meetings.

On November 1, 2002 the Corporation amalgamated with Canadian 88 Resources Corp., a wholly-owned subsidiary. On January 1, 2003 the Corporation amalgamated with Canadian 88 Energy Processing Corp., a wholly-owned subsidiary. On May 26, 2003, the articles of the Corporation were amended to change the name of the Corporation to Esprit Exploration Ltd.

On October 1, 2004, the Corporation amalgamated with Esprit Acquisition Corp. pursuant to the terms of the Arrangement.

Intercorporate Relationships

The Corporation does not have any subsidiaries that represent individually more than 10%, and in the aggregate more than 20%, of the total consolidated assets and total consolidated sales and operating revenues of the Corporation as at December 31, 2004.

Business Strategy

The principal business strategy of the Corporation is to support stable distributions of the Trust and grow productions and reserves through a combination of strategic, accretive acquisitions and internally identified exploitation opportunities. Where necessary, the Corporation participates with joint venture partners to mitigate the risks associated with finding and developing oil and gas reserves.

Employees

The Corporation currently has a total of 80 full-time employees, including 35 field personnel.

Three Year History

The Arrangement

On October 1, 2004, the Arrangement was completed, pursuant to which holders of common shares of the former Esprit Exploration Ltd. received:

1. depending on the holder's residency and election, either 0.25 of a Class A Trust Unit, 0.25 of a Class B Trust Unit or 0.25 of an Exchangeable Share;
2. 0.20 of a common share of ProspEx Resources Ltd.; and
3. a cash payment of $0.22.

In accordance with the terms of the Arrangement, the former Esprit Exploration Ltd. amalgamated with Esprit Acquisition Corp. to form the Corporation.

Acquisition of RMX Exploration Ltd.

On October 4, 2002, Esprit Exploration Ltd. acquired all of the issued and outstanding shares of RMX Exploration Ltd. ("RMX"), a private oil and gas company, in exchange for approximately $22.5 million in cash. The RMX assets added net production of approximately 950 boe/d in the fourth quarter of 2002 and approximately 2.1 mmboe of proved reserves to the operations and assets of Esprit Exploration Ltd. Under the Arrangement, RMX became a wholly-owned subsidiary of ProspEx Resources Ltd.

Secondary Offering

On June 3, 2002, Duke Energy Hydrocarbons, LLC announced that it had agreed to sell all of the common shares of Esprit Exploration Ltd. beneficially owned by it to a syndicate of underwriters at a price of $2.80 per share. An aggregate of 24,412,500 common shares were sold on June 24, 2002 through a secondary offering within Canada.

Appointment of Senior Officers

On December 19, 2001 Esprit Exploration Ltd. announced the retirement of its President and Chief Executive Officer, Joseph L. Pritchett III, effective January 1, 2002. George W. Watson, a member of the

board of directors of Esprit Exploration Ltd., was named as interim President and Chief Executive Officer until a new President and Chief Executive Officer was retained. On May 23, 2002, Esprit Exploration Ltd. announced that Stephen J. Savidant had been retained as President and Chief Executive Officer. Subsequently, Stephen B. Soules was appointed Senior Vice President and Chief Financial Officer on May 31, 2002 and Blake C. Fleming was appointed Senior Vice President and Chief Operating Officer on June 24, 2002.

Description of Oil and Natural Gas Properties and Assets

The following is a description of the major oil and natural gas properties, plants and facilities of the Corporation. Production volumes represent the Corporation's working interest share before the deduction of royalties. Reserve amounts are stated, before deduction of royalties, at December 31, 2004, based on escalating cost and price assumptions, as set forth in the GLJ Report.

The Corporation is a Calgary based oil and gas company with a natural gas focus on the western side of the Western Canadian Sedimentary Basin. The core areas of focus for the Corporation include Olds, West Central Alberta, Three Hills/Swalwell and High River.

Olds

Located 100 kilometers north of Calgary, Olds is the Corporation's largest core producing area. During 2004, Olds produced an average of 5,338 boe/d.

The Corporation has an average 82% working interest in the Olds area, including a 100% working interest in the Olds Gas Field Unit No. 1. The Corporation owns and operates the Olds sour gas plant which has a raw inlet capacity of 84 mmcf/d with current throughput of 55 mmcf/d.

The majority of the production in the Olds area originates from the unitized Crossfield (Wabamun) zone of the Olds Gas Field Unit No. 1. The exploration methods and technology employed at Olds have been refined to the point where the development of the Crossfield is now primarily in an exploitation phase.

The majority of the Corporation's capital spending will be directed to drilling and exploitation activities in Olds. Over the next several years, the Corporation plans to drill up to 22 Wabamun horizontal development wells. In addition, there will be significant development activity associated with exploiting the uphole potential at Olds. Numerous upside opportunities have been identified in the Pekisko, Viking, and Edmonton formations. The Corporation has identified 13 Pekisko, 12 Viking and 23 Edmonton future well locations which will be drilled over the next several years. The Olds capital program will be designed to maintain the Corporation's production at current levels.

The catchment area of the Olds Plant has been significantly expanded to approximately 450 square miles by constructing a 22 mile, six inch pipeline from the Innisfail area to transport shut-in gas to the Olds Plant for processing. With the current infrastructure and extensive gathering system, there is sufficient capacity available to attract additional third-party revenue and potential to significantly expand the midstream operations of the Olds Plant.

West Central Alberta

The Corporation's West Central Alberta assets cover a large area from approximately Townships 25 to 45, Range 2 to 16, W5M, northwest of Calgary. This area has multi-zone potential as indicated by the variety of producing zones in existing wells including the Edmonton, Cardium, Viking, Mannville, Jurassic, Rundle, Elkton and Leduc formations.

The Corporation's largest producing asset in the West Central Alberta area is the Blackstone well, which is located approximately 180 kilometers northwest of Red Deer, Alberta, in Township 45, Range 16, W5M. The Blackstone well currently produces approximately 8.5 mmcf/d net gas sales. The Corporation holds a 50% working interest in Blackstone.

Through 2005, the Corporation plans to conduct optimization activities and selective infill drilling in West Central Alberta. The Corporation plans to drill 2 wells through the end of 2005.

The Corporation's production during 2004 from West Central Alberta was 3,705 boe/d.

Three Hills

The Three Hills property includes Townships 29 to 42 and Ranges 17 W4M to 1 W5M. The Corporation holds an interest in the Three Hills Gas Unit No. 1, the Equity Gas Unit No. 1, as well as varying interests in several non-unit gas and oil wells. The Corporation operates the Three Hills Gas Plant, which is located east of the town of Three Hills at 4-33-31-23 W4M.

The Corporation's land position is strategically located near the Three Hills Gas Plant and generally within, or adjacent to, the boundaries of the Three Hills Gas Unit No. 1. The Corporation also has non-operated interests in the general area of the Murphy Canada Exploration Ltd. operated Equity Gas Unit No. 1.

Sweet natural gas production in the Three Hills area is primarily from the Glauconitic, Ostracod, Basal Quartz and Pekisko formations. The Corporation also has oil production from the Glauconitic and Pekisko formations.

Three Hills production levels are planned to be maintained through optimizations and recompletions.

The Corporation's production during 2004 from Three Hills was 1,045 boe/d.

Swalwell

The Swalwell property is located 80 kilometres northeast of Calgary in Townships 29 and 30, Ranges 25 and 26 W4M. Production in the Swalwell property commenced in 2000 and is sweet gas primarily from the Cretaceous Viking formation, with minor production from the Mississippian Pekisko formation and the Devonian Wabamun Group. In addition to an ongoing Viking infill and development drilling program, further potential has been identified in the Crossfield Member of the Wabamun Group.

The Corporation plans to drill up to 10 Viking wells at Swalwell through the end of 2005.

The Corporation's production during 2004 from Swalwell was 458 boe/d.

High River

The High River property is located 80 kilometres south of Calgary. The Corporation is a principal working interest owner in over 50,000 acres of land (petroleum and natural gas rights). The assets occur in a 650 square mile area that includes Townships 16 to 21 and Ranges 29 W4M to 3 W5M.

The Corporation's production during 2004 from High River was 370 boe/d.

2004 Average Daily Production Volumes

The following table sets out the Corporation's average daily production volumes by area during 2004.

Property	Gas (mmcf/d)	Oil (bbl/d)	NGL (bbl/d)	Boe (boe/d)
Olds	27.07	36	790	5,338
Three Hills/Swalwell	7.41	77	191	1,503
West Central Alberta	19.95	89	291	3,705
Medallion/High River	6.78	0	44	1,174
Other	0.95	338	8	505
Total	**62.16**	**540**	**1,324**	**12,225**

Oil and Gas Reserves Data

The tables below summarize the crude oil, natural gas liquids ("NGL") and natural gas reserves of the Corporation and the present worth of future net cash flows associated with such reserves as at December 31, 2004, as evaluated by GLJ on February 7, 2005 based on constant and forecast price assumptions and have been extracted from the GLJ Report. The GLJ Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluators Handbook (the "COGE Handbook") and the reserves definitions set out by the Canadian Securities Administrators in National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities* and the COGE Handbook. The tables summarize the data contained in the GLJ Report and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. **All future cash flows are stated prior to provision for indirect costs and lease reclamation costs (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves) and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein.**

In the various reserves related tables included herein, columns may not add due to rounding.

Attached as Schedule A to this Annual Information Form is the report on reserves data of GLJ and attached as Schedule B to this Annual Information Form is the report of management and directors of the Corporation on the oil and gas reserves disclosure.

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Forecast Price Assumptions)

	Reserves							
	Light/Medium Oil (mbbls)		Heavy Oil (mbbls)		Natural Gas (bcf)		NGL (mbbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved								
Developed Producing	123	112	227	196	157.4	116.6	3,986	2,757
Developed Non-Producing	0	0	80	64	8.5	6.4	224	151
Undeveloped	0	0	0	0	30.5	21.8	799	540
Total Proved	123	112	307	260	196.4	144.8	5,009	3,448
Probable	26	24	74	62	58.3	42.7	1,382	944
Total Proved plus Probable	149	136	381	322	254.7	187.6	6,391	4,392

	Present Worth Values Before Income Taxes Discounted at (%/year)				
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved					
Developed Producing	526.5	383.2	309.0	263.2	231.7
Developed Non-Producing	27.8	21.7	17.9	15.3	13.3
Undeveloped	73.2	41.9	25.3	15.4	9.1
Total Proved	627.6	446.8	352.3	294.0	254.1
Probable	201.2	105.8	65.1	44.1	31.8
Total Proved plus Probable	828.7	552.6	417.4	338.1	285.9

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Constant Price Assumptions)

	Reserves							
	Light/Medium Oil (mbbls)		Heavy Oil (mbbls)		Natural Gas (bcf)		NGL (mbbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved								
Developed Producing	135	123	215	190	157.9	117.0	3,992	2,752
Developed Non-Producing	0	0	73	59	8.6	6.4	224	151
Undeveloped	0	0	0	0	30.5	21.8	799	538
Total Proved	135	123	287	249	197.0	145.3	5,015	3,440

	Present Worth Values Before Income Taxes Discounted at (%/year)	
	0 (MM$)	10 (MM$)
Proved		
Developed Producing	630.0	365.2
Developed Non-Producing	33.7	21.3
Undeveloped	95.0	36.7
Total Proved	758.7	423.2

Notes:

(1) Columns may not add due to rounding.

(2) "**Gross**" means the Corporation's total working interest and/or royalty interest share before royalties owned by others.

"**Net**" means the Corporation's total working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"**Royalties**" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"**Reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"**Probable Reserves**" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"**Proved Developed Reserves**" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the Reserves on production. The developed category may be subdivided into producing and non-producing.

"**Developed Producing Reserves**" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing Reserves**" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and changes in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the GLJ Report operating costs are assumed to escalate at 2.0% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective January 1, 2005 are as follows:

Gilbert Laustsen Jung Associates Ltd.
Crude Oil and Natural Gas Liquids Price Forecast

Year	WTI at Cushing, Oklahoma	Edmonton Light Sweet 40° API	Edmonton Propane	Edmonton Butane	Edmonton Pentanes Plus	Inflation Rate	Exchange Rate
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/yr)	($US/$Cdn)
2005	42.00	50.25	32.25	37.25	50.75	2.0	.82
2006	40.00	47.75	30.50	35.25	48.25	2.0	.82
2007	38.00	45.50	29.00	33.75	46.00	2.0	.82
2008	36.00	43.25	27.75	32.00	43.75	2.0	.82
2009	34.00	40.75	26.00	30.25	41.25	2.0	.82
2010	33.00	39.50	25.25	29.25	40.00	2.0	.82
2011	33.00	39.50	25.25	29.25	40.00	2.0	.82
2012	33.00	39.50	25.25	29.25	40.00	2.0	.82
2013	33.50	40.00	25.50	29.50	40.50	2.0	.82
2014	34.00	40.75	26.00	30.25	41.25	2.0	.82
2015	34.50	41.25	26.50	30.50	41.75	2.0	.82
2016+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	.82

Gilbert Laustsen Jung Associates Ltd.
Natural Gas Price Forecast

Year	Alberta Spot AECO-C
	($Cdn/mmbtu)
2005	6.60
2006	6.35
2007	6.15
2008	6.00
2009	6.00
2010	6.00
2011	6.00
2012	6.00
2013	6.10
2014	6.20
2015	6.30
2016+	+2.0%/yr

(4) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were not escalated beyond December 31, 2004. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for the mix of crude oil gravities and various gas contracts were as follows (adjusted for quality and transportation):

Light Crude Oil at Edmonton, Alberta	$46.54 Cdn/bbl
WTI Oil at Cushing, Oklahoma.....................	$43.45 US/bbl
Alberta Spot Gas AECO-C	$6.79 Cdn/mmbtu

(5) Effective on January 1, 1995, the ARTC rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $\$100/m^3$ to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $\$210/m^3$.

(6) The GLJ Report estimates the undiscounted future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on forecast costs from Proved plus Probable Reserves to be an aggregate of $87.7mm, of which $31.5mm is to be expended in 2005, $18.5mm is to be expended in 2006, $17.0mm is to be expended in 2007 and $20.7mm thereafter (or based on

constant costs: an aggregate of $84.0mm, of which $31.5mm is to be expended in 2005, $18.2mm is to be expended in 2006, $16.3mm is to be expended in 2007 and $18.1mm thereafter).

(7) Substantially all of the Developed Producing Reserves evaluated in the GLJ Report were on production at December 31, 2004.

(8) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the GLJ Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities and lease reclamation costs have not been included in the GLJ Report (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves).

(9) The net present value of future net revenues has been presented only on a before income tax basis. Given the structure of the Trust, the values after income taxes would be the same.

The following tables set forth the following elements of future net revenue attributed to Proved Reserves and Proved plus Probable Reserves of the Corporation as of December 31, 2004 estimated based on constant and forecast price assumptions and calculated without discount:

Total Future Net Revenue
(Undiscounted)
(Based on Forecast Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)
Proved Reserves	1,521.8	336.4	487.4	59.9	10.5	627.6
Proved plus Probable Reserves	2,008.6	450.7	628.9	87.7	12.5	828.7

Total Future Net Revenue
(Undiscounted)
(Based on Constant Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)
Proved Reserves	1,604.7	372.5	408.7	57.2	7.7	758.7

The following tables set forth the future net revenue (before deducting future income tax expenses) of the Corporation's assets as of December 31, 2004 estimated based on forecast and constant price assumptions and calculated using a discount rate of 10 percent:

Future Net Revenue
By Production Group
(Based on Forecast Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves	Light/Medium Oil	2.0
	Heavy Oil	3.1
	Natural Gas	298.2
	NGL	42.0
	Sulphur	7.0
	Total	352.3
Proved plus Probable Reserves	Light/Medium Oil	2.3
	Heavy Oil	3.7
	Natural Gas	354.0
	NGL	49.2
	Sulphur	8.2
	Total	417.4

Future Net Revenue
By Production Group
(Based on Constant Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves	Crude Oil	4.9
	Natural Gas	356.2
	NGL	49.3
	Sulphur	12.8
	Total	423.2
Proved plus Probable Reserves	Crude Oil	5.6
	Natural Gas	424.0
	NGL	58.3
	Sulphur	15.6
	Total	503.5

Reconciliation of Reserves

The following table provides a reconciliation of the Corporation's net reserves of crude oil, natural gas and NGL for the year ended December 31, 2004 presented using forecast prices and costs.

Reconciliation of Company Net Reserves By Principal Product Type

(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Conventional Natural Gas			Natural Gas Liquids			BOE		
Factors	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mboe)	Net Probable (Mboe)	Net Proved Plus Probable (Mboe)
January 1, 2004(3)	164	68	232	426	202	628	155,900	46,000	201,900	3,663	999	4,662	30,236	8,936	39,172
Extensions	0	0	0	120	18	138	5,517	1,436	6,954	121	31	152	1,161	289	1,449
Improved Recovery	0	0	0	0	0	0	9,070	(1,512)	7,558	278	19	297	1,790	(233)	1,557
Technical Revisions	11	(44)	(33)	(181)	(158)	(339)	2,726	(177)	2,548	(188)	(75)	(263)	96	(306)	(211)
Discoveries	0	0	0	0	0	0	378	76	453	0	0	0	63	13	76
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	(11,564)	(3,099)	(14,663)	(117)	(30)	(147)	(2,044)	(547)	(2,591)
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Production	(63)	0	(63)	(105)	0	(105)	(17,196)	0	(17,196)	(310)	0	(310)	(3,343)	0	(3,343)
January 1, 2005	112	24	136	260	62	322	144,831	42,724	187,555	3,448	944	4,392	27,959	8,151	36,109

Notes:

(1) The Technical Revisions presented above include additions associated with Infill Drilling, to be consistent with companies reporting under U.S. FASB regulations. The following are the additions associated with Infill Drilling:

	Net Proved	Net Probable	Net Proved Plus Probable
Light and Medium Oil – Mbbls	-	-	-
Heavy Oil – Mbbls	-	-	-
Gas – MMcf	9,070	(1,512)	7,558
NGL – Mbbls	278	219	297

(2) The Corporation has no unconventional reserves (Bitumen, Synthetic Crude Oil, Natural Gas from Coal, etc.).

(3) As discussed in the Information Circular dated August 16, 2004 of Esprit Exploration Ltd. with respect to the Arrangement resulting in the formation of Esprit Energy Trust. Reserves information is based on an independent engineering evaluation of oil and gas reserves of Esprit as at December 31, 2003, as evaluated by GLJ on August 13, 2004.

Future Net Revenue Reconciliation

The following table provides a reconciliation of the estimates of the future net revenue (estimated using constant prices and costs and calculated using a discount rate of 10 percent) attributed to Proved Reserves:

Period and Factor	Before Tax 2004 (M$)
Estimated Net Present Value at December 31, 2003	**432,068**
Oil and Gas Sales During the Period Net of Production Costs and Royalties(1)	(105,008)
Changes due to Prices, Production Costs and Royalties Related to Future Production(2)	31,806
Development Costs During the Period(3)	100,554
Changes in Forecast Development Costs(4)	(94,117)
Changes Resulting from Extensions and Improved Recovery(5)	23,085
Changes Resulting from Discoveries(5)	395
Changes Resulting from Acquisitions of Reserves(5)	-
Changes Resulting from Dispositions of Reserves(5)	(37,644)
Accretion of Discount(6)	43,207

Period and Factor	Before Tax 2004 (M$)
Net Change in Income Taxes[7]	-
Changes Resulting from Technical Reserves Revisions	38,174
All Other Changes	(9,313)
Estimated Net Present Value at December 31, 2004	**423,208**

Notes:

(1) Company actual before income taxes, excluding G&A.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4) The change in forecast development costs for the properties evaluated at the beginning of the period.

(5) End of period net present value of the related reserves.

(6) Estimated as 10% of the beginning of period net present value.

(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus.

Significant Factors or Uncertainties Affecting Reserves Data

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Corporation. The reserve data included herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The actual production, revenues, taxes and development and operating expenditures of the Corporation with respect to these reserves will vary from such estimates, and such variances could be material.

Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Consistent with the securities disclosure legislation and policies of Canada, as interpreted by the securities regulatory authorities in Canada, the Corporation has used forecast prices and costs in calculating reserve quantities included herein. Actual future net cash flows also will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Undeveloped Lands

The following table sets out the Corporation's undeveloped land holdings as at December 31, 2004.

	Gross Acres (1)	Net Acres (2)
Western Canada	275,519	165,424
Total	**275,519**	**165,424**

Notes:

(1) "**Gross**" refers to the total acres in which the Corporation has an interest.

(2) "**Net**" refers to the total acres in which the Corporation has an interest, multiplied by the percentage working interest therein owned by the Corporation.

Undeveloped Reserves

Over 89% of the Corporation's Proved Undeveloped Reserves (27.4 bcf natural gas and 689 mbbls NGL) exist in the Olds Gas Field Unit No.1. The Corporation plans to develop these reserves over the next three years by drilling 13 horizontal infill development wells in the Wabamun gas pool.

Over 88% of the Corporation's Probable Undeveloped Reserves (29.3 bcf natural gas and 683 mbbls NGL) exist in the Olds Gas Field Unit No.1. The Corporation plans to develop these reserves over the next four years by drilling nine horizontal infill development wells in the Wabamun gas pool.

Properties with No Attributed Reserves

As at December 31, 2004, the undeveloped land position of the Corporation was approximately 165,424 net acres.

The Corporation holds interests in 38,710 gross acres (28,410 net acres) with 2005 expiry dates, however, a substantial amount of these lands can be continued by proving production capability.

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working or a royalty interest as at December 31, 2004 which are producing or which the Corporation considers to be capable of production.

	Producing				Shut-in(1)(4)			
	Oil		Gas		Oil		Gas	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta....................	32	14.25	287	192.11	8	4.38	25	15.87
Saskatchewan...........	26	26	2	1	3	3	1	1
Total......................	**58**	**40.25**	**289**	**193.11**	**11**	**7.38**	**26**	**16.87**

Notes:

(1) "**Shut-in**" wells means wells which are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) "**Gross**" wells are defined as the total number of wells in which the Corporation has an interest.

(3) "**Net**" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

(4) All shut-in wells are within five kilometers of pipeline facilities.

Production History

The following two tables set forth the Corporation's average daily production volume before deductions of royalties payable to others, crude oil prices, and net oil and gas capital expenditures incurred for each of the last eight quarters and the years then ended. Also shown are average annual netbacks received by product category.

2004 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Average Daily Production					
Oil (bbl/d)	783	621	353	405	540
NGL (bbl/d)	1,245	1,256	1,360	1,436	1,324
Natural Gas (mcf/d)	64,211	65,435	63,139	55,920	62,162
Oil and NGL Netback ($/bbl)[(1)]					
Revenue	43.02	47.68	52.26	49.87	48.03
Royalties	(8.64)	(11.92)	(12.71)	(11.64)	(11.15)
Operating Expenses	(6.95)	(7.76)	(8.69)	(8.10)	(7.86)
Netback	27.43	28.00	30.86	30.13	29.02
Natural Gas Netback ($/mcf)[(1)]					
Revenue	6.47	6.80	6.56	6.99	6.70
Royalties	(1.58)	(1.60)	(1.71)	(1.63)	(1.63)
Operating Expenses	(1.16)	(1.29)	(1.45)	(1.35)	(1.31)
Netback	3.73	3.91	3.40	4.01	3.76
Capital Expenditures ($000's)					
Western Canada					
Acquisitions / (Dispositions)	-	58	(37,700)	(2)	(37,644)
Exploration and Development	19,909	13,488	27,471	4,723	65,592
Plants, Facilities and Pipelines	9,810	12,674	11,150	2,450	36,084
Land and Lease	4,715	10,316	1,403	361	16,795
Capitalized G&A	1,204	1,077	1,058	400	3,738
East Coast	-	-	210	-	210
Other capital costs	61	52	29	11	153
Total	35,699	37,665	3,621	7,943	84,928

Note:

(1) Operating expenses are allocated between NGL's and natural gas in the ratio of gross revenue received for each product during the period.

2003 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Average Daily Production					
Oil (bbl/d)	677	598	426	520	554
NGL (bbl/d)	1,316	1,440	1,351	1,404	1,378
Natural Gas (mcf/d)	54,791	57,463	64,559	64,709	60,419
Oil and NGL Netback ($/bbl)[(1)]					
Revenue	41.16	37.44	39.72	38.31	39.13
Royalties	(10.07)	(7.47)	(8.74)	(7.44)	(8.42)

2003 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Operating Expenses	(6.89)	(6.52)	(6.23)	(5.82)	(6.34)
Netback	24.20	23.45	24.75	25.05	24.37
Natural Gas Netback ($/mcf)[1]					
Revenue	7.48	6.80	5.93	5.85	6.46
Royalties	(1.71)	(1.72)	(1.40)	(1.20)	(1.49)
Operating Expenses	(1.15)	(1.09)	(1.04)	(0.97)	(1.06)
Netback	4.62	3.99	3.49	3.68	3.91
Capital Expenditures ($000's)					
Western Canada					
Acquisitions	72	1,963	1,030	-	3,065
Exploration and Development	14,552	14,869	23,798	12,999	66,218
Plants, Facilities and Pipelines	5,311	5,829	8,296	6,263	25,699
Land and Lease	1,846	3,719	1,035	3,881	10,481
Capitalized G&A	981	1,081	1,069	1,084	4,215
East Coast	318	753	2,616	319	4,006
Other capital costs	5	181	129	174	489
Total	23,085	28,395	37,973	24,720	114,173

Note:

(1) Operating expenses are allocated between NGL's and natural gas in the ratio of gross revenue received for each product during the period.

Production Estimates

The following table provides a summary of the forecast production volumes estimated for 2005 in the GLJ Report.

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent	
	W.I. bbl/d	Net bbl/d	W.I. bbl/d	Net bbl/d	W.I. mcf/d	Net mcf/d	W.I. bbl/d	Net bbl/d	W.I. boe/d	Net boe/d
Proved Producing										
Olds Gas Field Unit No. 1	0	0	0	0	18,575	12,823	502	335	3,597	2,473
Others	67	71	239	199	36,110	27,158	787	563	7,111	5,359
Total Proved Producing	67	71	239	199	54,684	39,981	1,289	898	10,709	7,832
Total Proved										
Olds Gas Field Unit No. 1	0	0	0	0	21,243	14,659	553	370	4,093	2,813
Others	67	71	239	199	38,363	28,862	842	601	7,542	5,682
Total Proved	67	71	239	199	59,609	43,521	1,394	971	11,635	8,494
Total Proved plus Probable										
Olds Gas Field Unit No. 1	0	0	0	0	21,767	15,016	565	378	4,192	2,880
Others	69	73	251	209	39,440	29,661	862	616	7,756	5,841
Total Proved plus Probable	69	73	251	209	61,207	44,677	1,427	993	11,948	8,721

Drilling History

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the periods indicated.

	Year Ended December 31, 2004		Year Ended December 31, 2003	
	Gross[1]	Net[2]	Gross[1]	Net[2]
Exploratory				
Oil	-	-	-	-
Gas	11	4.6	19	15
Service	-	-	-	-
Dry	5	3.3	9	8
Total	**16**	**7.9**	**28**	**23**
Development				
Oil	6	5.6	6	6
Gas	56	52.6	55	38
Service	-	-	0	0
Dry	3	2.7	0	0
Total	**65**	**60.9**	**61**	**44**

Notes:

(1) "**Gross**" wells means the number of wells in which the Corporation has an interest.

(2) "**Net**" wells means the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

Capital Expenditures

In 2004, exploration and development capital expenditures were $122,209,000, which resulted in a proved plus probable reserves finding and development cost of $17.68/boe[1]. The breakdown for the Corporation's capital expenditures during 2004 is presented below:

	($ 000's)
Drilling and Completions	64,459
Facilities	36,084
Seismic	1,133
Land	16,795
Capitalized G&A	3,738
Total Exploration and Development Capital	122,209
Acquisitions/dispositions	(37,644)
East Coast	210
Other	153
Total	**84,928**

Note:

(1) Exploration and development capital expenditures, excluding amounts spent on assets transferred to ProspEx Resources Ltd., were $72.0 million for the year ended December 31, 2004.

Future Development Costs

The following table sets forth the amount of future development costs estimated, in total, calculated using no discount and using a discount rate of 10% in respect of development costs deducted in the estimation of future net revenue:

	Reserves Case (MM$)		
	Proved	Proved	Proved plus Probable
	Constant Prices & Costs	Forecast Prices & Costs	Forecast Prices & Costs
2005	25.7	25.7	31.5
2006	15.0	15.3	18.5
2007	8.7	9.0	17.0
2008	2.2	2.3	13.1
2009	0.7	0.7	0.7
Thereafter	4.9	6.9	6.9
Total (Undiscounted)	57.2	59.9	87.7
Total (Discounted at 10%)	47.4	48.4	70.8

Future Commitments

At December 31, 2004, the Corporation had the following hedging positions in place:

Commodity	Contract Type	Contract Period	Notional Contract Amounts (gj/d)	Average fixed Price ($/gj)	Unrecognized gain/(loss) at December 31, 2004
Gas	AECO Collar	Jan. 1, 2005 to Mar. 31, 2005	2,500	5.50-9.25	-
Gas	AECO Fixed Price	Jan. 1, 2005 to Mar. 31, 2005	2,500	7.01	179,126
Gas	AECO Collar	Jan. 1, 2005 to Mar. 31, 2005	2,500	7.00-10.25	178,001
Gas	AECO Fixed Price	Jan. 1, 2005 to Mar. 31, 2005	2,500	7.50	290,502
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	2,500	7.72	87,777
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	2,500	8.05	414,252
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	2,500	9.10	194,726
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	12,000	7.25	246,413
Gas	AECO Fixed Price	Feb. 1, 2005 to Feb. 28, 2005	2,500	7.74	121,100
Gas	AECO Fixed Price	Feb. 1, 2005 to Feb. 28, 2005	2,500	9.10	216,300
Gas	AECO Fixed Price	Mar. 1, 2005 to Mar. 31, 2005	2,500	7.53	117,800

Gas	AECO Fixed Price	Apr. 1, 2005 to Oct. 31, 2005	2,500	7.25	658,050
Gas	AECO Fixed Price	Apr. 1, 2005 to Oct. 31, 2005	2,500	7.35	711,550
Gas	AECO Fixed Price	Apr. 1, 2005 to Oct. 31, 2005	2,500	7.50	791,800
Gas	AECO Fixed Price	Feb. 1, 2005 to Feb. 28, 2005	2,500	7.35	93,800

Development

During 2005, the Corporation intends to undertake natural gas development projects that realize commercial value with low finding and development costs.

The budgeted capital program for 2005 is approximately $40 million. Olds is planned to be the main focus area with a 27 well drilling program planned through the end of 2005 comprised of 5 Wabamun, 4 Pekisko, 3 Viking and 15 Belly River/Edmonton wells. At Swalwell, the Corporation will drill up to 10 Viking wells during 2005.

Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated for all legal obligations associated with the retirement of long-lived tangible assets such as wells, facilities and plants based on market prices or on the best information available where no market price was available. There are approximately 400 net wells to be reclaimed. The total abandonment and reclamation costs are estimated to be $41.2 million (without discount) and $11.0 million discounted at 7%. In the next three financial years a total of $1.3 million of the costs are expected to be incurred.

Tax Horizon

As a result of the Trust's tax efficient structure, annual taxable income is transferred from its operating entities to the Trust and from the Trust to its Unitholders. This is primarily accomplished through the deduction of the net profits interest on underlying oil and gas properties and the deduction of interest on the Notes held by the Trust. Therefore, it can be expected that no income tax liability would be incurred by the Trust for as long as the organization maintains this corporate tax structure.

INFORMATION CONCERNING ESPRIT ENERGY TRUST

Trust Units

The beneficial interests in the Trust are divided into interests of one or more class, described and designated as Trust Units, which are entitled to the rights and subject to the limitations, restrictions and conditions set out in the Trust Indenture.

Authorized Classes

The Trust has two classes of Trust Units, consisting of Class A Trust Units and Class B Trust Units. As at December 31, 2004, an aggregate of 40,103,380 Trust Units were issued and outstanding, consisting of 12,831,794 Class A Trust Units and 27,271,586 Class B Trust Units.

Voting

Each Trust Unit entitles the holder thereof to one vote at all meetings of the holders of Trust Units or in respect of any written resolution.

Distributions

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority.

Transferability

Each Trust Unit is freely transferable subject to any restrictions placed upon a given class pursuant to the Trust Indenture. No Class B Trust Unit may be transferred to a person who is a Non-Resident.

Redemption and Conversion

Each Trust Unit is not subject to pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "Redemption Right".

Each Class A Trust Unit is convertible at the election of the holder into one Class B Trust Unit provided that the holder thereof provides a Residency Declaration to the effect that such holder is not a Non-Resident. Each Class B Trust Unit is convertible at the election of the holder into one Class A Trust Unit provided that such conversion would not cause the aggregate number of issued and outstanding Class A Trust Units to exceed the Ownership Threshold.

Exclusionary Offer

If an offer is made to purchase Class A Trust Units that must, by reason of securities legislation or stock exchange requirements, be made to all or substantially all of the owners of Class A Trust Units and such offer is not made concurrently with an offer to purchase Class B Trust Units that is identical to the offer to purchase Class A Trust Units in terms of price per Trust Unit and in all other material respects, then each outstanding Class B Trust Unit shall be convertible into one Class A Trust Unit at the option of the holder thereof from the day the offer is made until the expiry date of the offer. In these circumstances, the Ownership Threshold would not apply in respect of the Class A Units. An election of the holder of Class B Trust Units to exercise this conversion right shall also be deemed to constitute the irrevocable election by the holder to deposit such units pursuant to the offer and to exercise a right of the holder to convert such units back into Class B Trust Units if such units are not taken up and paid for under the offer. Similar provisions apply in respect on an exclusionary offer for Class B Trust Units.

However, the Trust Indenture restricts the coat-tail provisions to ensure that the Ownership Threshold is not violated and to ensure Non-Residents do not acquire Class B Trust Units by providing that:

(a) holders of Class A Trust Units do not have the right to convert Class A Trust Units to Class B Trust Units where an exclusionary offer is made for the Class B Trust Units if the offeror is a Non-Resident (this would not be a valid offer because a Non-Resident is not permitted to hold Class B Trust Units);

(b) where Class B Trust Units are converted to Class A Trust Units upon an exclusionary offer being made for the Class A Trust Units, those units will be immediately converted back to Class B

Trust Units upon being taken up and paid for to preserve the relative number of Class A Trust Units and Class B Trust Units outstanding both before and after the bid;

(c) if a Non-Resident acquires 10% or more of the outstanding Class A Trust Units (including Class A Trust Units issued on the conversion of Class B Trust Units) the Non-Resident shall not be entitled to vote or receive distributions in respect to all of such units;

(d) if Class A Trust Units or Class B Trust Units are tendered to an exclusionary offer for the Class B Trust Units or the Class A Trust Units, respectively, the deemed conversion of such Trust Units is delayed until the take-up of the units pursuant to the offer and not before; and

(e) if an exclusionary offer is withdrawn or expires, or trust units that are tendered to an exclusionary offer are withdrawn, no conversion will occur.

Nature of Trust Units

The Trust Units do not represent a traditional investment and should not be viewed as "shares" in either the Corporation or the Trust. As holders of Trust Units in the Trust, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of the anticipated distributable income from the Corporation and the ability of the Corporation to effect long term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Post-Arrangement Entitlements

An unlimited number of Post-Arrangement Entitlements may be created and issued pursuant to the Trust Indenture. Post-Arrangement Entitlements were issued under the Arrangement to persons who did not provide or did not properly complete a Residency Declaration. Post-Arrangement Entitlements entitle the holders thereof to receive either Class A Trust Units or Class B Trust Units to which they would have been entitled to receive under the Arrangement only at such time as the holder completes and delivers a Residency Declaration to the transfer agent of the Trust. As at December 31, 2004, an aggregate of 79,618 Post-Arrangement Entitlements were issued and outstanding.

Each Post-Arrangement Entitlement entitles the holder to one vote at any meeting of the holders of Trust Units. **Post-Arrangement Entitlements may not be transferred and are not entitled to distributions declared on the Trust Units. In addition, Post-Arrangement Entitlements are not entitled to any distributions of the Trust's net assets in the event of termination or winding-up of the Trust.**

Post-Arrangement Entitlements are not subject to redemption. Holders of Post-Arrangement Entitlements who provide the Trust with a Residency Declaration to the effect they are not a Non-Resident may exchange their Post-Arrangement Entitlements for Class B Trust Units. Holders of Post-Arrangement Entitlements who provide the Trust with a Residency Declaration to the effect they are a Non-Resident may exchange their Post-Arrangement Entitlements for Class A Trust Units, unless the issuance of Class A Trust Units would cause the aggregate number of issued and outstanding Class A Trust Units to exceed the Ownership Threshold, in which case Class B Trust Units will be delivered for sale on the TSX, with

the net proceeds thereof, less any applicable withholding tax, being remitted to the holder in lieu of the Class A Trust Units to which the holder would otherwise be entitled.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units entitling the holders thereof to such number of votes at meetings of unitholders as may be prescribed. Special Voting Units will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by the Corporation or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust upon its termination. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued one Special Voting Unit to the Voting and Exchange Trust Agreement Trustee, which entitles the holders of record of Exchangeable Shares to a number of votes at meetings of Unitholders equal to the aggregate equivalent vote amount.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Trust is to hold securities, and all business operations are carried out by the Corporation. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The activities of the Trust and the Corporation are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Corporation and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Trustees, upon the recommendation of the board of directors of the Corporation may determine. The Trust Indenture also provides that the Trust may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the Corporation may determine.

Cash Distributions

The Board of Trustees may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI Agreement, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of the Corporation, receive distributions in respect of prepayments of principal on the Notes made by the Corporation to the Trust before the maturity of the Notes.

Cash distributions are made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date, or if such day does not follow a business day, the next following business day. The following cash distributions were made to Unitholders in the year ended December 31, 2004:

Record Date	Payment Date	Per Trust Unit	Total
October 29, 2004	November 15, 2004	$0.14	$5,581,597
November 30, 2004	December 15, 2004	$0.14	$5,592,982
December 31, 2004	January 17, 2005	$0.14	$5,613,887

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive the Market Redemption Price.

For the purposes of this calculation, "market price" in respect of a given class of Trust Units, is an amount equal to the simple average of the closing price of the applicable class of Trust Units for each of the trading days on the applicable stock exchange or other market on which the applicable class of Trust Units are quoted for trading and on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the applicable class of Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the Closing Market Price on each of the 10 trading days. The "closing market price" in respect of a given class of Trust Units shall be: an amount equal to the closing price of the applicable class of Trust Units on the applicable exchange if there was a trade on the date; if the applicable exchange does not provide for a closing price for the applicable class of Trust Units, an amount equal to the average of the highest and lowest prices of the applicable class of Trust Units if there was trading on such date; or if there was no trading on such date, the average of the last bid and last ask prices of the applicable class of Trust Units.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash (cheque) payment on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 (the "Monthly Limit"); provided that the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. Unitholders receiving a distribution in specie of securities of the Trust will be entitled to receive a price per Trust Unit (hereinafter called the "In Specie Redemption Price") equal to the fair market value thereof as determined by the Trust and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the securities held by the Trust, on the basis, per Trust Unit tendered for redemption, of the number of each class of securities owned by the Trust on the date such Trust Units were tendered for redemption, each such class of other securities divided by the number of Trust Units of the Trust outstanding on such date. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "Transfer Date") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of securities determined as aforesaid. The Trust shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date.

In the absence of such a waiver, Trust Units tendered for redemption in any calendar month in which the total amount payable by the Trust exceeds the Monthly Limit will be redeemed for cash by order of the date on which Trust Units are tendered for redemption, and, for all Trust Units tendered on the same date, on a pro rata basis up to the maximum total amount which does not exceed the Monthly Limit and, subject to the receipt of any applicable regulatory approvals, by a distribution in specie of securities held by the Trust on a *pro rata* basis.

If at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Class A Trust Units or Class B Trust Units, as applicable, are not listed for trading on any stock exchange or market which the board of directors of the Corporation considers, in its sole discretion, provides representative fair market value price for the applicable class of Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the applicable class of Trust Units are listed for trading or, if not so listed, on any market on which the applicable class of Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption, then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive the In Specie Redemption Price.

This redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Securities which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Securities. In addition, the Securities may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains a prohibition on the ownership of Class B Trust Units by Non-

Residents and requires that at any given time, the number of Class A Trust Units issued and outstanding may not exceed the Ownership Threshold.

To ensure that Non-Residents continue not to hold any Class B Trust Units, the Trust shall, among other things, take all necessary steps to periodically monitor the ownership of the Class B Trust Units. If at any time the Trust becomes aware that a Non-Resident holds a Class B Trust Unit, the Trust shall take such action as may be necessary to maintain the residency restriction applicable to the Class B Trust Units, including but not limited to requiring that Class B Trust Units be removed from any book-based holding system, certificated and sold to a person who is not a Non-Resident or redeemed.

Meetings of Unitholders

The Trust Indenture provides that annual meetings of Unitholders must be called and held for, among other matters, the appointment of Trustees of the Trust and the appointment of auditors of the Trust.

Special meetings of the Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Unitholders holding in the aggregate not less than 10% of the Trust Units then outstanding. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders are entitled to pass resolutions that will bind the Trustees in respect of, among other things, the termination of the Trust, the sale of all or substantially all of the assets of the Trust and any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Unitholders for their approval. Except in respect of the election or removal of one or more trustee, the appointment of an inspector or the appointment or removal of auditors, any action taken or resolution passed, shall be by special resolution requiring the affirmative vote of the holders of more than 66⅔% of the Trust Units.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more individuals present in person or represented by proxy and representing in the aggregate not less than 20% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Class B Trust Units equivalent in number to the votes attaching to such Special Voting Units.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Reporting to Unitholders

The financial statements of the Trust are audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, are mailed or made available by the Trustee to Unitholders and the unaudited interim financial statements of the Trust are made available to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

Take-over Bids

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or

on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustees

For a list of the Trustees of the Trust, see "Trustees, Directors and Officers". The Trustees are responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustees shall act honestly and in good faith with a view to the best interests of the Trust and in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The initial term of the appointment of each of the Trustees is until the first annual meeting of Unitholders. The Unitholders shall, at each annual meeting of the Unitholders, re-appoint, or appoint successors to the Trustees for an additional one year term.

Delegation of Authority, Administration and Trust Governance

The Board of Directors has generally been delegated the significant management decisions of the Trust. In particular, the Board of Trustees has delegated to the Corporation responsibility for any and all matters relating to, among other things, the following:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to manage the Trust's assets;

(c) to maintain records and provide reports to Unitholders;

(d) to enter into any agreement or instrument to create or provide for the issue of Trust Units (including any firm or best efforts underwriting agreement) and to do all things and prepare and sign all documents to qualify those Trust Units for sale in whatever jurisdictions they will be sold or offered for sale;

(e) to effect payment of Distributions to the Unitholders;

(f) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any securities comprising the Trust's assets (including the Notes);

(g) subject to the limitations contained in the Trust Indenture, to sell, transfer, assign and convey, for and on behalf of the Trust, all or any portion of the Trust's assets on such terms and conditions as shall deem to be in the best interests of the Unitholders;

(h) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Trust from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Trust;

(i) to charge, mortgage, hypothecate, pledge or assign on behalf of the Trust, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Trust's assets for any purpose, including to secure any monies borrowed or other liabilities or obligations of the Trust or to secure any guarantee granted by the Trust;

(j) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the undertaking of the Trust or income of the Trust, or imposed upon or against the Trust's assets, the undertaking of the Trust or income of the Trust, or any part thereof;

(k) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary (including tax elections or designations) or proper for the accomplishment of any of the powers granted under the terms of the Trust Indenture; and

(l) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Trust Indenture.

Liability of the Trustees

The Trustees, and the officers and agents of the Trust shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustees of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, entering into the Administration Agreement and relying on the Corporation thereunder, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustees have, with the consent of the Corporation, delegated any of its duties thereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under the Trust Indenture or any other contract), including anything done or permitted to be done pursuant to, or any error or omission relating to, the rights, powers, responsibilities and duties conferred upon, granted, allocated and delegated to the Corporation thereunder or under the Administration Agreement, or the act of agreeing to the conferring upon, granting, allocating and delegating any such rights, powers, responsibilities and duties to the Corporation in accordance with the terms of the Trust Indenture or under the Administration Agreement, unless and to the extent such liabilities arise out of the gross negligence, dishonesty or fraud of the Trustees or any of the Trust's officers or agents. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Trust Indenture, the Trustees are and shall be conclusively deemed to be acting as trustees of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the members of the Board of Trustees.

Amendments to the Trust Indenture

The provisions of the Trust Indenture may only be amended by the Trustees with the consent of Unitholders evidenced by Special Resolution; provided that the Trustees may, without the consent of the Unitholders, amend the Trust Indenture at any time for the purpose of:

(a) ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

(b) making amendments which, in the opinion of the Trustees, provide additional protection or added benefits for the Unitholders;

(c) removing any conflicts or inconsistencies in the Trust Indenture or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(d) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental authorities having jurisdiction over the Trustees or the Trust; or

(e) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes (i) the Trust to fail to qualify as a "mutual fund trust" under the Tax Act or (ii) the Trust Units to constitute "foreign property" for purposes of the Tax Act, without the consent of the Unitholders. In addition, no such amendment shall modify the right to one vote per class of Trust Unit or reduce the fractional undivided interest in the Trust's assets represented by any class of Trust Unit without the consent of the holder of such Trust Unit.

Termination of the Trust

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 16, 2004. For the purpose of terminating the Trust by such date, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust. In the event that the Trust is wound-up, the Trustees will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their pro rata share.

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees shall commence to wind-up the affairs of the Trust.

Voting of Securities Held by the Trust

The securities (including the Common Shares and the Notes) held from time to time by the Trustees as part of the Trust's assets may be voted by the Trustees at any and all meetings of securityholders of such Persons in which the Trust holds securities, at which the holders of such securities are entitled to vote. However, the Trustees may not at any time under any circumstances whatsoever authorize:

(a) any amalgamation, arrangement or other merger of the Trust or the Corporation with any other corporation except with one or more direct or indirect wholly-owned subsidiaries of the Trust or in conjunction with an internal reorganization;

(b) any sale or disposition of any securities held by the Trust or any other sale, lease or exchange of all or substantially all of the Trust's assets, pursuant to an in specie redemption (as defined herein), pursuant to any security granted, pursuant to any internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Trust and any one or more of:

(i) the Corporation;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iii) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) and (ii) above; and

(iv) any partnership, the only partners of which are Persons referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of the Corporation except pursuant to any security granted by the Corporation, pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Trust;

(ii) the Corporation;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) to (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) to (iv) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of the Corporation to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution.

SHARE CAPITAL OF ESPRIT EXPLORATION LTD.

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Exchangeable Shares. The Trust is the sole holder of the issued and outstanding Common Shares. An aggregate of 2,424,415 Exchangeable Shares were issued pursuant to the Arrangement.

Common Shares

Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote at such meetings. The holders of Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, and subject to certain preferences of

holders of Exchangeable Shares, entitled to receive any dividends declared by the Board of Directors on the Common Shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the Common Shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Corporation upon the liquidation, dissolution, bankruptcy or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the Common Shares.

Exchangeable Shares

Each Exchangeable Share has economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Units granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units. In addition, holders of Exchangeable Shares have the right to receive Class B Trust Units at any time in exchange for their Exchangeable Shares and the provision of a Residency Declaration, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Class B Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Class B Trust Unit, the number of Class B Trust Units to be delivered will be rounded to the nearest whole number of Class B Trust Units. Holders of Exchangeable Shares do not receive cash distributions from the Trust or the Corporation. Rather, the Exchange Ratio is adjusted to account for distributions paid to Unitholders. The Exchangeable Shares are not to be listed on any stock exchange. As at December 31, 2004, an aggregate of 2,048,795 Exchangeable Shares were issued and outstanding.

Ranking

The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to the Trust from time to time.

Dividends

The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends, (which may include Class B Trust Units), cumulative preferential cash dividends. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, the Corporation will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under "Amendment and Approval":

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which ranks superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation dissolution.

The above restrictions shall not apply if all declared dividends on the outstanding Exchangeable Shares have been paid in full.

Liquidation or Insolvency of the Corporation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled, subject to applicable law, to receive from the Corporation, in respect of each such Exchangeable Share, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Class B Trust Unit, which payment shall be satisfied by the Corporation delivering that number of Class B Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and ExchangeCo will each have the overriding right to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust or ExchangeCo) all but not less than all of the Exchangeable Shares then outstanding on payment to each holder of an amount per Exchangeable Shares equal to the Liquidation Amount, to be satisfied by the issuance or delivery, as the case may be, of that number of Class B Trust Units equal to the Exchange Ratio at such time and in accordance with the provisions governing the Exchangeable Shares, and upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or ExchangeCo, as applicable. This right may be exercised by either the Trust or ExchangeCo.

Upon the occurrence of an Insolvency Event (as defined in the Voting and Exchange Trust Agreement), the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be determined by multiplying the current market price of a Class B Trust Unit and the Exchange Ratio to be satisfied by the issuance or delivery, as the case may be, of that number of Class B Trust Units equal to the Exchange Ratio at such time.

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust Liquidation Event, as described below, the Trust or ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares prior to such Trust Liquidation Event at a purchase price per Exchangeable Share to be determined by multiplying the Current Market Price of a Class B Trust Unit and the Exchange Ratio, to be satisfied by the issuance or delivery, as the case may be, of that number of Class B Trust Units equal to the Exchange Ratio at such time. "Trust Liquidation Event" means:

(a) any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(b) the earlier of, the Trust receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and ExchangeCo described below, a holder of Exchangeable Shares will be entitled at any time to require the Corporation to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of retraction (the "Retraction Date") by the Current Market Price of a Class B Trust Unit, which payment will be satisfied by the delivery of such number of Class B Trust Units equal to the Exchange Ratio. Fractional Class B Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Class B Trust Unit will be rounded to the nearest whole number of Class B Trust Units. Holders of the Exchangeable Shares may request redemption by presenting and surrendering to the Corporation the certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request, a Residency Declaration and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date.

When a holder requests the Corporation to redeem the Exchangeable Shares, the Trust and ExchangeCo will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested the Corporation to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Class B Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, the Corporation will immediately notify the Trust and ExchangeCo. The Trust or ExchangeCo must then advise the Corporation as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or ExchangeCo nor be redeemed by the Corporation. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested the Corporation to redeem will on the Retraction Date be purchased by the Trust or ExchangeCo or redeemed by the Corporation, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Exchange Right") to require the Trust or ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor ExchangeCo have exercised the Retraction Call Right. See "Voting and Exchange Trust Agreement - Exchange Right".

The Retraction Call Right may be exercised by either the Trust or ExchangeCo. If, as a result of solvency provisions of applicable law, the Corporation is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, the Corporation will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by the Corporation will be deemed to have required the Trust or ExchangeCo to purchase such unretracted Exchangeable Shares in exchange for Class B Trust Units on the Retraction Date pursuant to the Exchange Right. See "Voting and Exchange Trust Agreement - Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and ExchangeCo, the Corporation:

(a) will, on the third anniversary of the Effective Date, subject to extension of such date by the board of directors of the Corporation (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Class B Trust Units equal to the Exchange Ratio as at the last Business Day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Class B Trust Units;

(b) may, on the second anniversary of the Effective Date (the "Optional Redemption Date"), redeem all but not less than all outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Class B Trust Units;

(c) may, on any date that is within the first 90 days of any calendar year commencing in 2005 (the "Annual Redemption Date"), redeem up that number of Exchangeable Shares equal to 25% of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Class B Trust Units; and

(d) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 423,000 (other than Exchangeable Shares held by the Trust and its subsidiaries as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, Optional Redemption Date and Annual Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share.

The Corporation will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by the Corporation.

The Trust and ExchangeCo will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by the Corporation on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or ExchangeCo, as applicable. If either the Trust or ExchangeCo exercise the Redemption Call Right, then the Corporation's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or ExchangeCo.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of the Corporation or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement - Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or amended only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, ExchangeCo or any of their subsidiaries and affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Trust, ExchangeCo or any of their subsidiaries and affiliates) are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, ExchangeCo or any of their subsidiaries and affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Corporation under the Support Agreement

Pursuant to the Exchangeable Share Provisions, the Corporation has agreed to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and ExchangeCo with their obligations under the Support Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act. The obligation of the Corporation, the Trust or ExchangeCo to deliver Class B Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Class B Trust Units to the transfer agent who shall sell such Class B Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Unit to the Voting and Exchange Trust Agreement Trustee for the benefit of the holders (other than the Trust and ExchangeCo) of the Exchangeable Shares. The Special Voting Unit will carry a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Class B Trust Units (rounded to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Class B Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the

Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares a copy of the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares. With the exception of changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of ExchangeCo and The Corporation are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or ExchangeCo may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or ExchangeCo to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and ExchangeCo not to exercise a Call Right which is then exercisable by the Trust and ExchangeCo, the Corporation, the Trust or ExchangeCo will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Exchange Right.

The purchase price payable by the Trust or ExchangeCo for each Exchangeable Share to be purchased under the Exchange Right will be satisfied by the issuance of that number of Class B Trust Units equal to the Exchange Ratio as at last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Exchange Right with

respect to the unredeemed Exchangeable Shares and the Trust or ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Pursuant to the Support Agreement:

(a) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit the Corporation, in accordance with applicable law, to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of the Corporation, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by the Corporation; and

(b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of the Corporation.

The Support Agreement also provides that the Trust will not:

(a) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of stock distribution or other distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option or right to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(c) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

  (i) securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units);

  (ii) rights, options or warrants other than those referred to above;

  (iii) evidences of indebtedness of the Trust; or

  (iv) assets of the Trust other than Distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(e) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or

(f) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless

(g) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(h) it has received the prior written approval of the Corporation and the holders of the Exchangeable Shares.

In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units which is effected with the consent or approval of the trustees of the Trust or the Corporation, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust, ExchangeCo or any of their respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of the Corporation, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all the assets of the Trust. With the exception of changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of the Corporation and the Board of Trustees are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will make such filings and seek such regulatory consents and approvals as are necessary so that the Class B Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Class B Trust Units may be listed, quoted or posted for trading from time to time.

NOTES

Terms and Issue of Notes

Notes were issued to the Trust under the Note Indenture in consideration for the issuance of Trust Units pursuant to the Arrangement. The Notes are unsecured, payable on demand and bear interest from the date of issue at a rate of 11% per year. Interest is be due and payable for each month during the term of the Note Indenture on the 10th day of the month following such month.

Pursuant to the terms of the Note Indenture, the Corporation is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus. Unless the Note is called, the Corporation is not required to make any payment in respect of principal until September 30, 2014, subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust, the Non-Fund Holders, own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Trust Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Trust Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture allows the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes is payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes. The Trust is the holder of all of the issued and outstanding Notes.

Ranking

The Notes are unsecured debt obligations of the Corporation and rank pari passu with all other unsecured indebtedness of the Corporation, but subordinate to all secured debt.

Events of Default

The Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if the Corporation has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $1,000,000 and the Corporation has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to the Corporation specifying such default and requiring the Corporation to rectify the same; (vi) the Corporation ceasing to carry on its business; and (vii) material default by the Corporation under material agreements if property having a fair market value in excess of $1,000,000 is liable to forfeiture or termination.

NPI AGREEMENT

The Corporation and the Trust have entered into the NPI Agreement, pursuant to which the Corporation granted and set over to the Trust the NPI, being the right to receive certain payments in respect of petroleum and natural gas rights held by the Corporation from time to time. As consideration for the granting of the NPI, in addition to all amounts previously paid by the Trust to the Corporation, the Trust shall pay the Corporation an amount (the "Deferred Purchase Price Obligation") equal to (a) the portion of acquisition costs ("Future Acquisition Costs") for petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by the Corporation from time to time ("Property interests") acquired after the date of the NPI Agreement which are attributable to "Canadian resource property" (as defined in the Tax Act) payable at the time of incurring such Future Acquisition Costs, plus (b) drilling, completion, equipping and other costs ("Capital Expenditures") in respect of the Property Interests payable at the time of incurring such Capital Expenditures, plus (c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by the Corporation of such indebtedness. In addition, the Trust will pay over to the Corporation, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or the proceeds from the disposition of the NPI on any petroleum and natural gas rights held by the Corporation. The Trust shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust shall be entitled to a payment from the Corporation for each month equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. The Corporation may acquire and fund additional Property Interests from residual revenues, the Deferred Purchase Price Obligation, borrowings or from its working capital.

If the Corporation wishes to dispose of any Property Interests which will result in proceeds in excess of a threshold amount, the Board of Directors shall approve such disposition, however, if the asset value (calculated in accordance with the terms of the NPI Agreement) of any interests included in such disposition is greater than a threshold percentage of the asset value of all the Property Interests held by the Corporation, such disposition must be approved by a Special Resolution. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

MARKET FOR THE TRUST UNITS

The Class A Trust Units and Class B Trust are listed and posted for trading on the TSX under the trading symbols "EEE.A" and "EEE.B", respectively. The following table sets forth the market price ranges and the aggregate volume of trading of the Class A Trust Units and Class B Trust Units on the TSX for the periods indicated:

Class A Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Class A Trust Units)
2004				
October (5 to 31)	13.50	12.00	12.18	4,245,761
November	12.82	11.80	12.65	2,918,618
December	12.64	11.85	12.30	3,072,192

Class B Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Class B Trust Units)
2004				
October (5 to 31)	13.65	11.75	12.05	6,039,048
November	12.89	11.75	12.80	7,283,886
December	12.85	12.11	12.39	4,926,407

TRUSTEES, DIRECTORS AND OFFICERS

Trustees of the Trust and Directors and Officers of the Corporation

The name, municipality of residence, principal occupation for the prior five years and position, of each of the Trustees of the Trust and the directors and officers of the Corporation are as follows:

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
D. Michael G. Stewart *Calgary, Alberta*	Chairman of the Boards of Trustees (since August 2004) Chairman of the Board of Directors (member since 2002, Chairman since October 2004)	Principal, Ballinaccura Group of investment companies since March 2002; prior thereto, a number of senior executive positions with Westcoast Energy Inc.
Donald R. Gardner *Calgary, Alberta*	Trustee (since August 2004) Director (since May 2004)	Chief Financial Officer, Canadian Spirit Resources Inc. (oil and gas company) since January 2003; prior thereto Management Consultant since May 2002; prior thereto, Executive Vice President, Chief Financial Officer and Secretary (or predecessor positions) of Esprit Exploration Ltd. from December 1999 to May 2002; prior to September 24, 1999, Senior Vice President and Chief Financial Officer of Rigel Energy Corporation (oil and gas company).
John E. Panneton *Toronto, Ontario*	Trustee (since August 2004) Director (since 1998)	President of Goodman Private Wealth Management since July 2003, and Vice Chairman and a director (or predecessor positions) of Dundee Securities Corporation (securities dealer) since May 1998.
Eric L. Schwitzer *Vancouver, British Columbia*	Trustee (since August 2004) Director (since October 2004)	Managing Partner, Enterprise Capital Management Inc. (investment management company) since June 2003; from June 2002 to May 2003, a consultant and corporate director; prior thereto, Senior Vice President, Strategic Development, Westcoast Energy Inc. (energy services company).
W. Mark Schweitzer *Calgary, Alberta*	Trustee (since February 2005) Director (since February 2005)	Executive Vice-President, Corporate Development and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of Superior Plus Income Fund since 1997.
Douglas W. Palmer *Calgary, Alberta*	Trustee (since February 2005) Director (since February 2005)	Member of Board of Trustees of Calpine Natural Gas Trust from 2003 to February 2005; prior thereto, Chief Executive Officer of Numac Energy Ltd. from 1998 to 2001.

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
Stephen J. Savidant *Calgary, Alberta*	Trustee (since August 2004) Director (since May 2002) President and Chief Executive Officer	President and Chief Executive Officer of Esprit Exploration Ltd. since May 2002; prior thereto, Investor since December 2001; prior thereto, President and Chief Executive Officer of Canadian Hunter Exploration Ltd. (oil and gas company) since June 1998; prior thereto President and Chief Operating Officer of Canadian Hunter Exploration Ltd. since 1996.
Stephen B. Soules *Calgary, Alberta*	Trustee (since August 2004) Director (since October 2004) Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd. since October, 2004; prior thereto, Senior Vice President and Chief Financial Officer of Esprit Exploration Ltd. from May, 2002 to October, 2004; prior thereto, Investor since February, 2002; prior thereto, Advisor to Burlington Resources Canada Ltd. (oil and gas company) since December, 2001; prior thereto, Chief Financial Officer of Canadian Hunter Exploration Ltd. (oil and gas company) since April 1997.
Gregory A. Jerome *Calgary, Alberta*	Vice President, Finance and Corporate Secretary	Vice President, Finance and Corporate Secretary of Esprit Exploration Ltd. since October, 2004; prior thereto, Treasurer and Corporate Secretary with Esprit Exploration Ltd. from February 2003 to October, 2004; prior thereto Treasurer or predecessor positions with Esprit Exploration Ltd. since May, 1999; prior thereto, Chartered Accountant with PricewaterhouseCoopers since 1997.
Rodger D. Trimble *Calgary, Alberta*	Vice President, Exploitation	Vice President, Exploitation of Esprit Exploration Ltd. since October, 2004; prior thereto, General Manager, Engineering of Esprit Exploration Ltd. from July 2002 to October, 2004; prior thereto, Asset Manager of Burlington Resources Canada Ltd. (oil and gas company) since December 2001; prior thereto, Country Manager of Canadian Hunter Argentina S.A. (oil and gas company).
Patrick C. Connors *Calgary, Alberta*	Vice President, Engineering	Vice President, Engineering of Esprit Exploration Ltd. since October 2004; prior thereto, General Manager, Drilling and Field Operations of Esprit Exploration Ltd. from September 2001 to October, 2004; prior thereto, Business Unit Drilling Manager of AEC Oil & Gas (oil and gas company) since May 2000; prior thereto, Drilling Superintendent of Crestar Energy Inc. (oil and gas company) since October 1999; prior thereto, Manager, Drilling and Completions of Rigel Oil & Gas Ltd. (oil and gas company) since 1997.

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
Michael J. St. Clair *Calgary, Alberta*	Vice President, Marketing and Risk Management	Vice President, Marketing and Risk Management of Esprit Exploration Ltd. since October, 2004; prior thereto, Manager, Marketing of Esprit Exploration Ltd. from July 2002 to October, 2004; prior thereto, Manager, Marketing of Canadian Hunter Exploration Ltd. (oil and gas company).

All Trustees of the Trust are also members of the Board of Directors of the Corporation. The Board of Trustees has one committee, the Audit Committee, comprised of Messrs. Schweitzer (Chairman), Gardner, Palmer and Schwitzer. The Board of Directors has one committee, the Human Resources and Corporate Governance Committee, comprised of Messrs. Panneton (Chairman), Gardner, Palmer and Schwitzer. Mr. Stewart, as Chairman of the Board of Trustees and Board of Directors is *ex officio* a member of both committees. The Board of Directors of the Corporation as a whole considers issues relating to oil and gas reserves and environmental, health and safety issues.

As at March 15, 2005, the Trustees and the directors and executive officers of the Corporation, as a group, beneficially, owned, directly or indirectly, 138,831 Class B Trust Units and 177,275 Exchangeable Shares or approximately 0.7% of the issued and outstanding Trust Units (including Trust Units issuable upon the exchange of Exchangeable Shares). The information as to Trust Units beneficially owned, not being within the knowledge of the Trust or the Corporation, has been furnished by the respective individuals.

Certain directors of the Corporation are associated with other companies, which may give rise to conflicts of interest. In accordance with the *Canada Business Corporations Act*, directors who have an interest in a material contract or a material transaction, whether made or proposed, with the Corporation are required, subject to certain exceptions, to disclose the nature and extent of the interest. A director required to disclose such interest shall abstain from voting on any resolution to approve the contract or transaction, except as otherwise permitted by the *Canada Business Corporations Act*. In addition, each director is required to act honestly and in good faith with a view to the best interests of the Corporation.

RISK FACTORS

An investment in the Trust should be considered highly speculative due to the nature of the Trust and the activities present stage of the development of the Corporation. The following is a summary of certain risk factors relating to the Trust and the activities of the Corporation and the ownership of Trust Units and Exchangeable Shares.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Corporation. The Trust Units represent a fractional interest in the Trust. The Trust's sole assets will be its shares in the Corporation, the Notes, the NPI Agreement and other investments in securities. The price per Trust Unit will be a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties on a profitable basis. Changes in market conditions may adversely affect the trading price of the Trust Units. As a result of the restrictions on the residency of holders of Class B Trust Units, the market price of the Class A Trust Units and the market price of the Class B Trust Units may vary and such variance may be significant.

One of the factors that may influence the market price of Trust Units is the level of prevailing interest rates relative to the yield achieved by holders of Trust Units based on annual distributions thereon. Accordingly, an increase in market interest rates may lead purchasers of Trust Units to expect a higher effective yield, which could adversely affect the market price of Trust Units. In addition, the market price for Trust Units may be affected by changes in general market conditions, fluctuations in the markets for equity and debt securities, interest rates and numerous other factors beyond the Trust's control.

As the Trust is not a corporation, holders of Trust Units will not have the statutory rights normally associated with the ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions and statutory rights of "dissent" available pursuant to corporate statutes. In addition, the benefits of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), may not be applicable to the Trust.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Exchangeable Shares

Holding Exchangeable Shares should be considered speculative due to the fact that adjustments to the Exchange Ratio are made assuming reinvestment of distributions or dividends, as applicable, at the prevailing market price of a Trust Unit at the time at which any such distributions are made on the Trust Units or any such dividends are paid on the Exchangeable Shares. As a result, the cumulative return on an investment in Exchangeable Shares may be higher or lower than that on an investment in Trust Units over a comparable period.

Post-Arrangement Entitlements

Holders of Post-Arrangement Entitlements do not receive distributions on, nor will distributions accrue on, such Post-Arrangement Entitlements. Therefore, the longer a holder of Post-Arrangement Entitlements refrains from delivering a Residency Declaration, the greater economic return such holder foregoes.

In order to receive future distributions and to vote at future meetings of holders of Trust Units, holders of Post-Arrangement Entitlements are required to deliver a Residency Declaration to the transfer agent of the Trust. Holders of Post-Arrangement Entitlements who deliver a Residency Declaration to the effect they are not a Non-Resident will receive Class B Trust Units in exchange for such Post-Arrangement Entitlements. Holders of Post-Arrangement Entitlements who deliver a Residency Declaration to the effect they are a Non-Resident will receive Class A Trust Units in exchange for such Post-Arrangement Entitlements, unless the issuance of Class A Trust Units would cause the aggregate number of issued and outstanding Class A Trust Units to exceed the Ownership Threshold, in which case Class B Trust Units will be delivered for sale on the TSX with the net proceeds thereof, after expenses, less any applicable withholding tax, being remitted to the holder in lieu of the Class A Trust Units to which the holder would otherwise be entitled.

Loss of Mutual Fund Trust Status

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

Sale of Additional Trust Units

The Trust may issue an unlimited number of additional Trust Units in the future to finance its activities without the approval of Unitholders. The Board of Trustees has the discretion to set the price and terms of the issuance of any such additional Trust Units and any such issuance may have a dilutive effect on the holders of Trust Units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in force in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

Redemption of Trust Units

It is anticipated that the redemption right associated with Trust Units will not be the primary mechanism for Unitholders to dispose of their Trust Units. Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes.

Dependence on the Corporation

The Trust is a limited purpose trust which is entirely dependent upon the operations and assets of the Corporation through its ownership, directly and indirectly, of the Common Shares and the Notes and the holding of the NPI. Accordingly, the Trust is dependent upon the ability of the Corporation to meet its interest and principal repayment obligations under the Notes, its interest and principal obligations under credit or debt facilities with banks and other financial institutions and to make payments under the NPI.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can be no longer economically produced. As a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Reserve Estimates

The production forecasts and recoverable estimates contained in the GLJ Report are only estimates and the actual production and ultimate recoverable reserves from the properties may be greater or less than the independent estimates of GLJ.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Future oil and gas production, and therefore Distributions of Distributable Cash, are highly dependent upon success in exploiting the current reserves base and acquiring or discovering additional reserves. Absent commodity price increases or cost effective acquisition and development activities, Distributions of Distributable Cash will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.

The business of discovering, developing, or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the ability of the Corporation to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired. In addition, The Corporation does not reinvest cash flow in the same manner as Esprit Exploration Ltd. did prior to the Arrangement, which could make it more difficult to maintain or expand its oil and gas reserves. Also, to the extent that the Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash, all other factors remaining equal, will be reduced.

The future oil and natural gas production of the Corporation, and therefore its cash flows, will be highly dependent on its success in exploiting its reserve base and acquiring additional reserves. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by the Corporation for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on the operations, proved reserves, and financial condition of the Corporation, including its ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts, will not be changed in a manner that adversely affects Unitholders.

Operational Matters

The operation of oil and gas wells involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Corporation and potentially including possible liability to third parties. Although the Corporation maintains liability insurance, where

available, in amounts consistent with customary industry standards practice, it may not be fully insured against all of these risks. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Corporation may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, depend upon many factors, including the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Corporation or its subsidiaries to certain properties. Any such circumstances could impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Acquisition Risks

The Corporation intends to continue acquiring oil and natural gas properties. Although the Corporation performs a review of the acquired properties that it believe is consistent with industry practices, it generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its review efforts on the higher-value properties and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal every existing or potential problem, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume certain environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved and probable oil and gas reserves and actual future production rates and associated costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Trust and the Corporation actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Trust and the Corporation.

Environmental Risks

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. A breach of such regulation may result in the imposition of fines or issuances of clean up orders in respect of the Corporation or its assets. Such regulation may be changed to impose higher standards and potentially more costly obligations on the Corporation. There is no assurance that future environmental costs will not have a material adverse effect on the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Kyoto Protocol

In December 2002, the Canadian federal government ratified the Kyoto Protocol, which requires Canada to reduce its greenhouse gas emissions to 6% below 1990 levels over the 2008-2012 period. Although the Canadian government has not yet provided significant details on how it intends to meet these reduction targets, the energy industry has been identified as one of the areas that will be affected. Reductions in greenhouse gases from producers may be required, which could result in, among other things, increased operating and capital expenditures for the Corporation.

Governmental Regulation

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exportation of oil and natural gas. Such regulation may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase our costs and have a material adverse impact on the Corporation and the Trust.

Debt Obligations

The Corporation may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by the Corporation may impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by the Corporation of its obligations under the Notes or the NPI Agreement. This might result in lower levels of current or future Distributable Cash for the Trust.

Lenders will be provided with security over all of the assets of the Corporation. If the Corporation becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of the Corporation.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to the Corporation, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of the Corporation

The Corporation is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. During the period that Exchangeable Shares issued by the Corporation are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. The Corporation intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income

tax resource pools, undepreciated capital cost ("UCC") and noncapital losses carried forward from Esprit Exploration Ltd., if any, plus resource pools and UCC created by capital expenditures of the Corporation. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of the Corporation, then cash taxes would be payable by the Corporation. In addition, there can be no assurance that taxation authorities will not seek to challenge the deductibility, for income tax purposes, of all or a portion of the interest payable on the Notes. If such a challenge were to succeed against the Corporation, it could materially adversely affect the amount of distributable cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time will also be determined by a number of factors which are beyond the control of management and such trading prices may be greater or less than the net asset value of the Trust's assets.

Residual Liabilities

Pursuant to the Arrangement, the Corporation is the corporation resulting from the amalgamation of Esprit Exploration Ltd. and Esprit Acquisition Corp. As a result, the Corporation has retained all liabilities of Esprit Exploration Ltd., including liabilities relating to corporate and income tax matters, not specifically transferred to ProspEx Resources Ltd.

Stability Rating

The Trust does not have a stability rating and has no current plans to apply for a stability rating.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of the Corporation in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and the Trust and the Corporation are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil, Natural Gas and Associated Products

In the provinces of Alberta, British Columbia and Saskatchewan oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (ie. price of West

Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana or AECO Hub, Alberta), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below \$100 per m^3 and 25% at prices at and above \$210 per m^3. The ARTC rate is applied to a maximum of \$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by the Corporation to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in the Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta *Environmental Protection and Enhancement Act* (the "AEPEA"), which came into force on September 1, 1993. The AEPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. The Corporation believes that it is in material compliance with applicable environmental laws and regulations. The Corporation also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

In December 2002, the Canadian federal government ratified the Kyoto Protocol, which requires Canada to reduce its greenhouse gas emissions to 6% below 1990 levels over the 2008-2012 period. Although the Canadian government has not yet provided significant details on how it intends to meet these reduction targets, the energy industry has been identified as one of the areas that will be affected. Reductions in greenhouse gases from producers may be required, which could result in, among other things, increased operating and capital expenditures for the Corporation.

Trends

Natural gas prices have been extremely volatile over the past 12 months. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of volatility in pricing due to a number of factors, including weather, drilling activity, natural production declines, storage levels, fuel switching and demand.

Oil prices are clearly dependent on the world economy and the global supply-demand balance. The current environment of geo-political unrest has increased prices well above those supported by current supply-demand balances. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium may change over time.

Equity financings may become more difficult and selective in the future forcing companies to work within existing cash flows and opportunities that can be internally generated. This may result in further industry consolidation, as companies have to focus on cost savings and operational controls in order to perform to market expectations.

A final trend appears to be the establishment of a number of start-up companies with experienced management teams that are available as a result of industry consolidation over the past two years. This may result in greater competition for a number of the smaller corporate and property acquisitions that will be available.

LEGAL PROCEEDINGS

While the Corporation is the subject of several claims and is also pursuing a number of its own claims against third parties, the Corporation is not aware of any material legal proceedings against it or the Trust nor are any such proceedings known by the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of trustees of the Trust or directors, executive officers or senior officers of the Corporation, or any direct or indirect Unitholder of the Trust who beneficially owns, or who exercises control over, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Trust or the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts currently in effect and entered into by the Trust or by the Corporation during the past two years, other than during the ordinary course of business, are as follows:

1. the Trust Indenture,
2. the Administration Agreement referred to under "Information Concerning Esprit Energy Trust";
3. the Performance Unit Incentive Plan of the Trust; and
4. an arrangement agreement dated March 14, 2005 between the Trust, Esprit Exploration Ltd. and Resolute Energy Inc.

INTERESTS OF EXPERTS

As at the date hereof, KPMG LLP and its partners did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities of the Trust or its associates or affiliates.

As at the date hereof, the principals of Gilbert Laustsen Jung Associates Ltd., the independent reserves evaluators appointed by the Board of Directors, as a group did not beneficially own any outstanding Trust Units.

AUDIT COMMITTEE MATTERS

Mandate of the Audit Committee

Policy Statement

It is the policy of Esprit Energy Trust (the "Trust") to establish and maintain an Audit Committee, composed entirely of independent trustees, to assist the Board of Trustees (the "Board") in carrying out their oversight responsibility for the Trust's and its subsidiaries and affiliates (collectively "Esprit") internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition of the Committee

1. The Audit Committee shall consist of at least three trustees. The Board shall appoint the members of the Audit Committee and may seek the advice and assistance of the Human Resources and Corporate Governance Committee of its subsidiary Esprit Exploration Ltd. (the "Corporation") in identifying qualified candidates. The Board shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2. Each trustee appointed to the Audit Committee by the Board shall be an outside trustee who is unrelated. An outside, unrelated trustee is a trustee who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3. Each member of the Audit Committee shall be "financially literate". In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements, and at least one member shall have "accounting or related financial management expertise", meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

4. A trustee appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

5. The Chairman of the Board of Directors shall be an *ex officio* member of the Committee.

Meetings of the Committee

1. The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Corporation. Meetings of the Audit Committee shall correspond with the review of the quarterly financial statements and management discussion and analysis.

2. Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee and to the auditors, who shall be entitled to attend each meeting of the Audit Committee and shall attend whenever requested to do so by a member of the Audit Committee.

3. Notice of a meeting of the Audit Committee shall:

   (a) be in writing;

   (b) state the nature of the business to be transacted at the meeting in reasonable detail;

   (c) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

   (d) be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

4. A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

5. A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

6. In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

7. The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall meet with the external auditors independent of management as necessary, in the sole discretion of the Committee, but in any event, not less than quarterly; and (ii) may meet separately with management.

8. Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

Duties and Responsibilities of the Committee

1. The Audit Committee's primary duties and responsibilities are to:

   (a) identify and monitor the management of the principal risks that could impact the financial reporting of Esprit;

   (b) monitor and, as required, evaluate the integrity of Esprit's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

   (c) monitor the independence and performance of Esprit's external auditors;

   (d) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

   (e) directly oversee the external audit process and results (in addition to items described in Section 4 below);

(f) provide an avenue of communication among the external auditors, management of the Corporation and the Board;

(g) ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;

(h) ensure that an appropriate Code of Conduct is in place and understood by employees, directors and trustees of Esprit.

2. The Audit Committee shall have the authority to:

(a) inspect any and all of the books and records of Esprit;

(b) discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

(c) engage consultants, independent counsel and other advisors as it determines necessary to carry out its duties; and

(d) to set and pay the compensation for any advisors employed by the Audit Committee.

3. The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Audit Committee shall:

(a) review the annual audit plan with the Trust's external auditors and with management of the Corporation;

(b) discuss with management of the Corporation and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c) review with management of the Corporation and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d) review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management of the Corporation or significant accounting issues on which there was a disagreement with management of the Corporation;

(e) review with senior management of the Corporation the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f) review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of the Corporation of all significant variances between comparative reporting periods;

(g) consider and review with management of the Corporation, the internal control memorandum or letter containing the recommendations of the external auditors and the Corporation's management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of Esprit and subsequent follow-up to any identified weaknesses;

(h) review with management of the Corporation and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(i) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases; and

(j) oversee, any of the financial affairs of Esprit and, if deemed appropriate, make recommendations to the Board, external auditors or management.

5. The Audit Committee shall:

(a) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

(b) consider the recommendations of management of the Corporation in respect of the appointment of the external auditors;

(c) pre-approve all non-audit services to be provided to Esprit by its external auditors';

(d) approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;

(e) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Policy 31 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(f) review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6. The Audit Committee shall:

(a) review with management of the Corporation at least annually, the financing strategy and plans of Esprit; and

(b) review all securities offering documents (including documents incorporated therein by reference) of Esprit.

7. The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by Esprit with respect to risks inherent in its operations and potential liabilities

incurred by the trustees, directors or officers of the Corporation in the discharge of their duties and responsibilities.

8. The Audit Committee shall review the appointments of the Chief Financial Officer of the Corporation and any key financial managers who are involved in the financial reporting process.

9. The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a unitholder of the Trust, the external auditors, or senior management of the Corporation.

10. The Audit Committee shall periodically review with management of the Corporation the need for an internal audit function.

11. The Audit Committee shall review Esprit's accounting and reporting of environmental costs, liabilities and contingencies.

12. The Audit Committee shall establish and maintain procedures for:

    (a) the receipt, retention and treatment of complaints received by Esprit regarding accounting controls, or auditing matters; and

    (b) the confidential, anonymous submission by employees of Esprit of concerns regarding questionable accounting or auditing matters.

13. The Audit Committee shall review and approve Esprit's hiring policies regarding employees and former employees of the present and former external auditors.

14. The Audit Committee shall review with Esprit's legal counsel as required but at least annually, any legal matter that could have a significant impact on the Esprit's financial statements, and any enquiries received from regulators, or government agencies.

15. The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
W. Mark Schweitzer (Chairman)	Yes	Yes	Mr. Schweitzer has a Bachelor of Commerce degree from Queen's University and is a member of the Canadian Institute of Chartered Accountants. Mr. Schweitzer has significant experience with public companies, currently as the Executive Vice-President and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of the Superior Plus Income Fund and previously as Vice President, Finance and Chief Financial Officer at Norcen Energy Resources Ltd. and in senior treasury roles at Canadian Hunter Exploration Ltd. and Noranda Inc. Mr. Schweitzer also held various audit responsibilities with Ernst & Young, Chartered Accountants in Toronto.
Donald R. Gardner	Yes	Yes	Mr. Gardner holds a Bachelor of Commerce degree from the University of Alberta and a Masters of Science Degree (Business Administration) from the University of British Columbia. Mr. Gardner has significant experience serving with public companies, currently in the role of Chief Financial Officer with Canadian Spirit Resources Inc. and previously in the role of Executive Vice President and Chief Financial Officer with Esprit Exploration Ltd. and Rigel Energy Corporation.
Eric L. Schwitzer	Yes	Yes	Mr. Schwitzer holds a Masters of Science degree in Management from the Massachusetts Institute of Technology and is a member of the Canadian Institute of Chartered Business Valuators. Mr. Schwitzer has held very senior positions in the Canadian corporate finance industry, including Managing Partner with Enterprise Capital Management and Managing Partner with Scotia Capital Inc.
Douglas W. Palmer	Yes	Yes	Mr. Palmer has significant experience with public issuers, having served on the board of Calpine Natural Gas Trust and having held the position of Chief Executive Officer of Numac Energy Ltd. and Senior Vice President and Chief Operating Officer of Norcen Energy Resources Ltd.

External Auditor Service Fees

The following table sets forth the aggregate fees billed by KPMG LLP in each of the last two fiscal years.

	2004	2003
Audit Fees	$164,000	$113,000
Audit-Related Fees(1)	6,000	24,000
Tax Fees	-	21,000
All Other Fees	-	-
Total	**$170,000**	**$158,000**

Note:

(1) In 2004, KPMG LLP advised Esprit Exploration on Canadian annual certification issues which was not part of its standard audit engagement.

ABBREVIATIONS AND EQUIVALENCIES

The following are abbreviations and definitions of terms used in this Annual Information Form. All calculations converting natural gas to crude oil equivalent have been made using a ratio of 6 mcf of natural gas to one barrel of crude equivalent. References to boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Crude Oil and Natural Gas Liquids		Natural Gas	
bbl	One barrel equaling 34.972 Imperial gallons or 42 U.S. gallons	bcf	Billion cubic feet
bbl/d	Barrels per day	bcf/d	Billion cubic feet per day
boe	Barrels of oil equivalent	mcf	Thousand cubic feet
boe/d	Barrels of oil equivalent per day	mcf/d	Thousand cubic feet per day
mboe	Thousand barrels of oil equivalent	mmcf	Million cubic feet
mmboe	Million barrels of oil equivalent	mmcf/d	Million cubic feet per day
mbbl	Thousand barrels	MMBTU	Million British Thermal Units
mmbbls	Million barrels	gj/d	Gigajoules per day
NGL or NGLs	Natural gas liquids, consisting of any one or more of propane, butane and condensate		
W.I.	Working interest		

ADDITIONAL INFORMATION

Additional information on the remuneration and indebtedness of the trustees of the Trust and the directors and officers of the Corporation is contained in the Information Circular dated March 31, 2005 of the Trust relating to the annual meeting of holders of Trust Units which will be held on May 12, 2005. Additional financial information is also provided in the 2004 Annual Report of the Trust.

Additional information relating to the Trust, including copies of this Annual Information Form, the Trust's Information Circular dated March 31, 2005 and the 2004 Annual Report, are available on the Trust's website at www.eee.ca and on SEDAR at www.sedar.com or may be obtained upon request by contacting Esprit Energy Trust, Suite 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or by telecopier at (403) 213-3735.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form.

"**Administration Agreement**" means the administration agreement dated August 16, 2004 between the Trust and the Corporation;

"**Arrangement**" means the arrangement, effective October 1, 2004, under the provisions of section 192 of the CBCA, among the Trust, the Corporation, Esprit Acquisition Corp., ExchangeCo. and others;

"**Board of Directors**" means the board of directors of the Corporation;

"**Board of Trustees**" means the board of trustees of the Trust;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**CBCA**" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"**Class A Trust Units**" means the class A trust units in the capital of the Trust;

"**Class B Trust Units**" means the class B trust units in the capital of the Trust;

"**Common Shares**" means the voting common shares in the capital of the Corporation;

"**Current Market Price**" means, in respect of a Class B Trust Unit on any date, the weighted average trading price of the Class B Trust Units on the TSX for the five (5) trading days preceding that date, or, if the Class B Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Class B Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of AmalgamationCo for such purpose; provided, however, that if in the opinion of the board of directors of AmalgamationCo the public distribution or trading activity of Class B Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Class B Trust Unit, then the Current Market Price of a Class B Trust Unit shall be determined by the board of directors of AmalgamationCo, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding;

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the Trustees, except that December 31 shall in all cases be a Distribution Record Date commencing in 2004;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000 as at the Effective Date and shall be cumulatively adjusted thereafter by (i) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price of a Trust Unit on the first Business Day following the Distribution Record Date for such Distribution and (ii) decreasing the Exchange Ratio on each dividend record date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that dividend record date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that dividend record date, and having as its denominator the Current Market Price of a Trust Unit on the date that is seven Business Days prior to that dividend record date;

"**Exchangeable Shares**" means the exchangeable shares in the capital of the Corporation;

"**ExchangeCo**" means Esprit Exchangeco Ltd., a corporation incorporated under the CBCA and a wholly-owned subsidiary of the Trust;

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent reserves evaluators of Calgary, Alberta;

"**GLJ Report**" means the independent engineering evaluation of the Corporation's oil, natural gas liquids and natural gas reserves prepared by GLJ, dated February 7, 2005 and effective December 31, 2004;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Insolvency Event**" means the institution by the Corporation of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of the Corporation to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by the Corporation to contest in good faith any such proceedings commenced in respect of the Corporation within 15 days of becoming aware thereof, or the consent by the Corporation to the filing of any such petition or to the appointment of a receiver, or the making by the Corporation of a general assignment for the benefit of creditors, or the admission in writing by the Corporation of its inability to pay its debts generally as they become due, or the Corporation not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to the terms of the Exchangeable Shares;

"**Market Redemption Price**" means the price per Class B Trust Unit equal to the lesser of (i) 95% of the "market price", as calculated under the Trust Indenture, of the Class B Trust Units on the principal market on which the Class B Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which Class B Trust Units are surrendered to the Trust for redemption and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Class B Trust Units are quoted for trading on the date that the Class B Trust Units are so surrendered for redemption;

"**NPI**" means the net profits interest granted under the NPI Agreement;

"**NPI Agreement**" means the net profits interest agreement entered into between the Corporation and the Trust;

"**Non-Resident**" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Note**" or "**Notes**" means the unsecured, subordinate promissory notes issued by the Corporation to the Trust;

"**Note Indenture**" means the note indenture entered into between the Corporation and Computershare Trust Company of Canada governing the issuance of the Notes;

"**Note Trustee**" means Computershare Trust Company of Canada;

"**Ownership Threshold**" means a number of Class A Trust Units issued and outstanding at any point in time (excluding the number of Class A Trust Units which may be issued on the extinguishment of outstanding Post-Arrangement Entitlements) equaling 80% of the number of Class B Trust Units issued and outstanding at such time (excluding the number of Class B Trust Units which may be issued on the exchange of outstanding Exchangeable Shares and the extinguishment of outstanding Post-Arrangement Entitlements);

"**Performance Unit Incentive Plan**" means the performance unit incentive plan of the Trust;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Post-Arrangement Entitlement**" means the right of a holder to receive from the Trust a Class A Trust Unit or a Class B Trust Unit, as applicable, upon delivering to the transfer agent of the Trust a duly completed and validly executed Residency Declaration;

"**Redemption Notes**" means the promissory notes issuable by the Trust under the Trust Indenture having terms and conditions substantially identical to those of the Notes;

"**Residency Declaration**" means a declaration, in the form prescribed by the Trust from time to time, confirming the residency of a holder of Post-Arrangement Entitlements, as either a Non-Resident or not a Non-Resident;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders present in person either holding personally or representing as proxies not less in the aggregate than 5% of the aggregate number of Trust Units then outstanding and passed by the affirmative votes of the holders of more than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Unit who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Unit;

"**Special Voting Units**" means the special voting units of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Support Agreement**" means the support agreement entered into between the Trust, the Corporation and ExchangeCo.;

"**TSX**" means the Toronto Stock Exchange;

"**Trust**" means Esprit Energy Trust, a trust established under the laws of the Province of Alberta pursuant to the Trust Indenture;

"**Trust Indenture**" means the trust indenture dated as of August 16, 2004, as amended and restated September 30, 2004, pursuant to which the Trust was created, as amended from time to time;

"**Trust Units**" or "**Units**" means, collectively, the Class A Trust Units and Class B Trust Units;

"**Unitholders**" means holders from time to time of the Trust Units;

"**Trustee**" means, at any time, an individual who is, in accordance with the provisions of the Trust Indenture, a trustee of the Trust at that time including without limitation, so long as they remain as trustees and "**Trustees**" means, at any time, all of the individuals each of whom at that time is a Trustee;

"**Voting and Exchange Agreement Trustee**" means the trustee chosen by the Trust to act as trustee under the Voting and Exchange Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, and any successor trustee appointed thereunder; and

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement relating to the Exchangeable Shares entered into among the Trust, the Corporation, ExchangeCo and the Voting and Exchange Agreement Trustee.

SCHEDULE A

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

This is the form referred to in item 2 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101").

1. Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.[1]

2. The report on *reserves data* referred to in item 2 of section 2.1 of NI 51-101, to be executed by one or more *qualified reserves evaluators or auditors independent* of the *reporting issuer*, shall in all material respects be as follows:

Report on Reserves Data

To the board of trustees of Esprit Energy Trust and the board of directors of Esprit Exploration Ltd. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

---

[1] For the convenience of readers, Appendix 1 to Companion Policy 51-101CP sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in *NI 51-101*, *Form 51-101F1*, *Form 51-101F3* or the Companion Policy.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated, and reviewed and reported on to the Company's board of directors:

Description and Preparation Date of Evaluation/Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
		Audited	Evaluated	Reviewed	Total
February 7, 2005	Canada	$0	$417.3	$0	$417.3

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada Dated: 05/02/16

(signed) *"Terry L. Aarsby, P.Eng."*
Manager, Engineering

SCHEDULE B

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). This form does not apply in British Columbia.

1. Terms to which a meaning is ascribed in *NI 51-101* have the same meaning in this form.[1]

2. The report referred to in item 3 of section 2.1 of *NI 51-101* shall in all material respects be as follows:

Report of Management and Directors on Reserves Data and Other Information

Management of Esprit Exploration Ltd. (the "Corporation"), as administrator of Esprit Energy Trust, are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

---

1 For the convenience of readers, Appendix 1 to Companion Policy 51-101CP sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in NI 51-101, Form 51-101F1, Form 51-101F2 or the Companion Policy.

The board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED this 23rd day of March, 2005.

(signed) *Stephen J. Savidant*
Stephen J. Savidant
President and Chief Executive Officer

(signed) *Stephen B. Soules*
Stephen B. Soules
Executive Vice President and
Chief Financial Officer

(signed) *D. Michael G. Stewart*
D. Michael G. Stewart
Director

(signed) *Donald R. Gardner*
Donald R. Gardner
Director

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces Increased Exchangeable Share Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, April 1 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that effective April 15, 2005; the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.05654 to 1.06849. The increase in the Exchange Ratio is calculated by multiplying the $0.14 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Class B Trust Units of the Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Class B Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

The Trust would also like to remind holders of Exchangeable Shares that their T2057 Joint Tax Election form was to be received by the Trust by January 31, 2005. If you have not already completed the form, please do so. Copies of the partially completed forms, along with instructions for their completion can be obtained from the Trust's website at http://www.eee.ca/pdf/Esprit_Joint_Tax_Election_Instructions.pdf.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long life, gas focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units hold no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, lciulka(at)eee.ca/

(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 17:56e 01-APR-05

ESPRIT
ENERGY TRUST

Suite 900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders (the "Unitholders") of Class A trust units, Class B trust units and special voting units (together, the "Trust Units") of Esprit Energy Trust ("Esprit") will be held at 10:00 a.m. (local time) on Thursday, May 12, 2005 in the Lecture Theatre of The Metropolitan Centre, 333-4th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the financial statements of Esprit for the year ended December 31, 2004 and the auditors' report thereon;
2. to appoint auditors of Esprit for the ensuing year and authorize the Board of Trustees to fix their remuneration;
3. to elect trustees for the ensuing year; and
4. to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (fax number: 905-771-4414) at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof.

If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.

The Trust Unit transfer books will not be closed, but the Board of Trustees has fixed March 31, 2005 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta as of March 31, 2005.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) *Stephen J. Savidant*

Stephen J. Savidant
President and Chief Executive Officer

ESPRIT
ENERGY TRUST

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF UNITHOLDERS OF ESPRIT ENERGY TRUST TO BE HELD ON MAY 12, 2005

March 31, 2005

ESPRIT
ENERGY TRUST

Suite 900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders (the "Unitholders") of Class A trust units, Class B trust units and special voting units (together, the "Trust Units") of Esprit Energy Trust ("Esprit") will be held at 10:00 a.m. (local time) on Thursday, May 12, 2005 in the Lecture Theatre of The Metropolitan Centre, 333-4th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the financial statements of Esprit for the year ended December 31, 2004 and the auditors' report thereon;
2. to appoint auditors of Esprit for the ensuing year and authorize the Board of Trustees to fix their remuneration;
3. to elect trustees for the ensuing year; and
4. to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (fax number: 905-771-4414) at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof.

If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.

The Trust Unit transfer books will not be closed, but the Board of Trustees has fixed March 31, 2005 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta as of March 31, 2005.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) *Stephen J. Savidant*

Stephen J. Savidant
President and Chief Executive Officer

Esprit Energy Trust

ANNUAL MEETING OF UNITHOLDERS

INFORMATION CIRCULAR

TABLE OF CONTENTS

	Page
General Proxy Information	1
Solicitation of Proxies	1
Revocability of Proxies	1
Advice to Beneficial Holders of Trust Units	1
Exercise of Discretion by Proxy Holders	2
Record Date	2
Voting Trust Units and Principal Holders Thereof	3
Notice to Holders of Post-Arrangement Entitlements and Exchangeable Shares	3
Esprit Energy Trust and Esprit Exploration Ltd.	4
Business to be Acted Upon at the Meeting	5
Receipt of December 31, 2004 Financial Statements	5
Appointment of Auditors	5
Election of Trustees	5
Compensation of Trustees and Executive Officers	8
Summary Compensation	8
Trust Unit Rights/Stock Appreciation Rights	10
Trust Unit Ownership Guidelines for Executive Officers	11
Performance Unit Incentive Plan	11
Executive Employment Contracts and Change of Control Arrangements	12
Composition of the Human Resources and Corporate Governance Committee	13
Report on Executive Compensation	13
Performance Graph	14
Compensation of Trustees	15
Trust Unit Ownership Guidelines for Trustees	15
Equity Compensation Plan Information	15
Indebtedness of Trustees and Executive Officers	15
Interest of Insiders in Material Transactions	16
Corporate Governance	17
Additional Information	22
Appendix "A" – Statement of Corporate Governance Practices	A-1

GENERAL PROXY INFORMATION

This Information Circular is furnished to holders (the "Unitholders") of Class A trust units, Class B trust units and special voting units ("Class A Trust Units", "Class B Trust Units" and "Special Voting Units" respectively and, together, the "Trust Units") by the trustees (the "Board of Trustees") of Esprit Energy Trust ("Esprit") in connection with the solicitation of proxies to be voted at the annual meeting of Unitholders of Esprit (the "Meeting") to be held at 10:00 a.m. on Thursday, May 12, 2005 in the Lecture Theatre of The Metropolitan Centre, 333-4th Avenue S.W., Calgary, Alberta, Canada, and at any adjournment thereof, for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting").

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the Board of Trustees of Esprit and management of Esprit Exploration Ltd. The persons named in the enclosed proxy form are trustees of Esprit or directors or senior officers of Esprit Exploration Ltd. A Unitholder desiring to appoint some other person (who need not be a Unitholder) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form of proxy.

In order to be used at the Meeting, the completed proxy form must be deposited at the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (fax number: 905-771-4414) at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by trustees of Esprit or directors, officers or employees of Esprit Exploration Ltd. at a nominal cost. The cost of solicitation will be borne by Esprit Exploration Ltd.

Revocability of Proxies

A Unitholder who has given a proxy may revoke it either by (a) depositing an instrument in writing executed by the Unitholder or by the Unitholder's attorney authorized in writing (i) at the head office of Esprit at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or (ii) with the chairman of the Meeting on the day of the Meeting or an adjournment thereof, or (b) attending the Meeting in person and registering with the scrutineers as a Unitholder personally present.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders as a substantial number of Unitholders do not hold their Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of Esprit as registered Unitholders can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then, in almost all cases, those Trust Units will not be registered in the Unitholder's name on the records of Esprit. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Trust Units for the broker's clients. **Therefore, Beneficial Unitholders should ensure that instructions respecting the voting of their Trust Units are communicated to the appropriate person or that the Trust Units are duly registered in their name.**

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Unitholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications Corporation ("ADP"). In most

cases, ADP mails a scannable voting instruction form ("VIF") in lieu of the form of proxy provided by Esprit, and asks Beneficial Unitholders to return the VIF to ADP. Alternatively, Beneficial Unitholders can either call their toll-free telephone number to vote their Trust Units, or access ADP's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a VIF from ADP cannot use that form to vote Trust Units directly at the Meeting – the VIF must be returned to ADP or, alternatively, instructions must be received by ADP well in advance of the Meeting in order to have such Trust Units voted.**

Although a Beneficial Unitholder may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of his broker (or an agent of the broker), a Beneficial Unitholder may attend the Meeting as proxyholder for the registered Unitholder and vote the Trust Units in that capacity. **A Beneficial Unitholder who wishes to attend the Meeting and indirectly vote his Trust Units as proxyholder for the registered Unitholder, should enter his own name in the blank space on the form of proxy provided to him and return the same to his broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.**

There are two types of Beneficial Unitholders: (i) those who object to their name being made known to the issuers of the securities that they own ("OBOs" or "Objecting Beneficial Owners"); and (ii) those who do not object to their name being made known to the issuers of the securities that they own ("NOBOs" or "Non-Objecting Beneficial Owners").

Prior to September 2002, issuers did not have any knowledge as to the identity of any of their beneficial securityholders, including NOBOs. As a result of the implementation of National Instrument 54-101 - *Communication with Beneficial Owners of Securities of Reporting Issuers* (the "Instrument"), after September 1, 2002, issuers, including Esprit, could request and obtain a list of their NOBOs from intermediaries through their transfer agent, namely Computershare Trust Company of Canada in the case of Esprit (the "Transfer Agent"). Prior to September 1, 2004, issuers could only obtain this NOBO list and use it for specific purposes connected with the affairs of the issuer which did not include the distribution of proxy-related materials directly to NOBOs. Effective for meetings of Unitholders taking place on or after September 1, 2004, Esprit can obtain and use this NOBO list for the distribution of proxy-related materials directly (not through ADP) to NOBOs.

This year, Esprit has decided to take advantage of those provisions of the Instrument that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF from the Transfer Agent. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided for that purpose or by facsimile. In addition, the Transfer Agent provides for both telephone voting and internet voting as described in the VIF, which contains complete instructions. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Trust Units represented by the VIFs it receives.

Exercise of Discretion by Proxy Holders

The enclosed proxy form confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, neither the Board of Trustees nor the directors and senior officers of Esprit Exploration Ltd. know of any amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, the Trust Units represented by proxies in favour of management will be voted on such matters in accordance with the best judgment of the person voting the proxy.

Record Date

The Trust Unit books of Esprit will not be closed, but the Board of Trustees has fixed March 31, 2005 as the record date (the "Record Date") for the determination of Unitholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof. Unitholders of record at the close of business on the Record Date are entitled to such notice and to vote at the Meeting.

Persons who are Beneficial Unitholders as of the Record Date will be entitled to vote at the Meeting in accordance with the procedures established pursuant to National Instrument 54-101 of the Canadian Securities Administrators.

Voting Trust Units and Principal Holders Thereof

Esprit is authorized to issue an unlimited number of Trust Units, provided that the number of Class A Trust Units issued and outstanding may not exceed 80% of the number of Class B Trust Units issued and outstanding (the "Ownership Threshold"). As at March 15, 2005, there were 40,226,576 Trust Units outstanding, consisting of 11,500,907 Class A Trust Units and 28,725,669 Class B Trust Units. Each Trust Unit carries the right to one vote on any matter properly coming before the Meeting.

As of the date hereof, to the knowledge of the directors and senior officers of Esprit Exploration Ltd., the only persons who beneficially own, directly or indirectly, or exercise control or direction over, Trust Units carrying more than 10% of the voting rights attached to all issued and outstanding Trust Units as at March 15, 2005 were:

Name	Type of Ownership	Number of Trust Units	Percent of Trust Units
CDS & Co.[1]	Legal	33,655,372 Trust Units	83.7%
CEDE & Co.[1]	Legal	6,275,688 Trust Units	15.6%

Note:

(1) Beneficial ownership is not known to Esprit.

Notice to Holders of Post-Arrangement Entitlements and Exchangeable Shares

Pursuant to the Arrangement (as defined below), Esprit issued post-arrangement entitlements ("Post-Arrangement Entitlements") to former holders of common shares of Esprit Exploration Ltd. who either did not provide a declaration as to their residency (a "Residency Declaration") or who incorrectly completed a Residency Declaration. Post-Arrangement Entitlements entitle the holders thereof to receive either the Class A Trust Units or Class B Trust Units to which they would have been entitled to receive under the Arrangement at such time as the holder completes and delivers a Residency Declaration to the transfer agent of Esprit. Holders of Post-Arrangement Entitlements who provide Esprit with a Residency Declaration to the effect they are not a non-resident of Canada may exchange their Post-Arrangement Entitlements for Class B Trust Units. Holders of Post-Arrangement Entitlements who provide Esprit with a Residency Declaration to the effect they are a non-resident of Canada may exchange their Post-Arrangement Entitlements for Class A Trust Units, unless the issuance of Class A Trust Units would cause the aggregate number of issued and outstanding Class A Trust Units to exceed the Ownership Threshold, in which case Class B Trust Units will be delivered for sale on the Toronto Stock Exchange, with the net proceeds thereof, less any applicable withholding tax, being remitted to such non-resident holder in lieu of the Class A Trust Units to which such holder would otherwise be entitled. As at March 15, 2005, there were 57,705 Post-Arrangement Entitlements issued and outstanding.

Each Post-Arrangement Entitlement entitles the holder to one vote at any meeting of the Unitholders. Accordingly, this Information Circular, together with a form of proxy and a form of Residency Declaration, has been mailed to all holders of Post-Arrangement Entitlements. Holders of Post-Arrangement Entitlements are invited to complete the Residency Declaration and return it to Esprit's transfer agent in order to receive their Trust Units. Additionally, they may complete the form of proxy provided to Unitholders.

A holder of Post-Arrangement Entitlements who has submitted a proxy may revoke it at any time prior to the exercise thereof in accordance with the instructions under "Revocability of Proxies" earlier in this Information Circular.

Pursuant to the Arrangement (as defined below), Esprit issued exchangeable shares (the "Exchangeable Shares") in the 'capital of Esprit Exploration Ltd. to Canadian-resident prior holders of common shares of Esprit Exploration Ltd. who elected to receive Exchangeable Shares under the Arrangement. Exchangeable Shares are the economic equivalent of Trust Units. Under the terms of a voting and exchange trust agreement dated September 30, 2004 (the "Voting and Exchange Trust Agreement") among the Trust, Esprit Exploration Ltd., Esprit ExchangeCo Ltd. and Computershare Trust Company of Canada, as the trustee appointed thereunder (the "Voting and Exchange Trustee"), the Trust has issued one Special Voting Unit to the Voting and Exchange Trustee. The Special Voting Unit carries a number of votes exercisable at the Meeting equal to the number of Trust Units into which the Exchangeable Shares are exchangeable on the Record Date. As at March 15, 2005, there were

1,950,818 Exchangeable Shares issued and outstanding.

Each holder of an Exchangeable Share on the Record Date is entitled to direct the Voting and Exchange Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares of such holder are exchangeable. Alternatively, such holder is entitled to direct the Voting and Exchange Trustee to give a proxy to such holder or his designee to exercise personally such votes or to give a proxy to a designated agent or other representative of the management of Esprit or Esprit Exploration Ltd. to exercise such votes. The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Unit only as directed by the holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. Only holders of Exchangeable Shares of record on the Record Date are entitled to receive notice of and to vote at the Meeting. Holders of Exchangeable Shares of record on the Record Date will be entitled to direct the votes attached to the Special Voting Unit to the extent of the Exchangeable Shares registered in their names included in the list of such holders of Exchangeable Shares prepared as at the Record Date, even though such a holder may subsequently dispose of his or her Exchangeable Shares. No one who acquires Exchangeable Shares after the Record Date shall be entitled to attend or vote at the Meeting on the basis of such Exchangeable Shares.

The Voting and Exchange Trustee has sent the Notice of Meeting to the holders of Exchangeable Shares, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trustee to exercise the votes attaching the Special Voting Unit. Such instructions may be delivered by regular mail to Computershare Trust Company of Canada at the address specified on the Notice of Meeting. In order to be valid such instructions must be received by the Voting and Exchange Trustee at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof.

A holder of Exchangeable Shares who has submitted instructions to the Voting and Exchange Trustee with respect to the exercise of votes attached to the Special Voting Unit may revoke it at any time prior to the exercise thereof in accordance with the instructions under "Revocability of Proxies" earlier in this Information Circular.

ESPRIT ENERGY TRUST AND ESPRIT EXPLORATION LTD.

Esprit was established pursuant to a trust indenture entered into between Donald R. Gardner, John E. Panneton, Stephen J. Savidant, Eric L. Schwitzer, Stephen B. Soules and D. Michael G. Stewart, as initial trustees, and Robert A. Lehodey, as settlor, made as of August 16, 2004 and amended and restated September 30, 2004 (the "Trust Indenture"). Esprit is an unincorporated open-end mutual fund trust established under the laws of the Province of Alberta. Esprit Exploration Ltd. is the corporation resulting from the amalgamation of the former Esprit Exploration Ltd. and Esprit Acquisition Corp., which was effected on October 1, 2004 in connection with a plan of arrangement involving Esprit, the former Esprit Exploration Ltd., Esprit Acquisition Corp. and others (the "Arrangement"). The purpose of the Arrangement was to convert the business of the former Esprit Exploration Ltd. from a corporate entity concentrating on growth through investment of cash flow to a trust entity distributing a substantial portion of cash flow to Unitholders and to create a stand-alone corporate entity, ProspEx Resources Ltd., concentrating on growth through investment of cash flow. The Arrangement was approved by the shareholders and optionholders of the former Esprit Exploration Ltd. at a special meeting held on September 27, 2004 and became effective on October 1, 2004.

Esprit was established to, among other things: (i) invest in securities of Esprit Exploration Ltd.; (ii) invest in other securities and in any other investments as the Board of Trustees may determine and borrow funds for that purpose; (iii) temporarily hold cash and short-term investments for the purpose of making investments, paying the expenses and liabilities of Esprit Exploration Ltd., paying amounts payable by Esprit in connection with the redemption of any Trust Units, or making distributions to Unitholders; and (iv) perform all acts necessary, incidental, ancillary or related to any of the foregoing. Therefore, Esprit does not carry on any active business nor does it earn active business income. The primary income of Esprit is earned through its subsidiary, Esprit Exploration Ltd. Additional income may be earned through cash and short-term investments held by Esprit. Esprit is administered by the Board of

Trustees. Esprit is the sole holder of the common shares of Esprit Exploration Ltd. Pursuant to an administration agreement dated August 16, 2004, Esprit has delegated to Esprit Exploration Ltd. the general authority, responsibility and obligation to administer and manage all general and administrative affairs of Esprit in accordance with the Trust Indenture.

BUSINESS TO BE ACTED UPON AT THE MEETING

Receipt of December 31, 2004 Financial Statements

The audited financial statements of Esprit for the financial year ended December 31, 2004 have been forwarded to Unitholders, holders of Post-Arrangement Entitlements and holders of Exchangeable Shares (collectively, the "Securityholders"). No formal action will be taken at the Meeting to approve the financial statements. If any Securityholders have questions respecting the December 31, 2004 financial statements, the questions may be brought forward at the Meeting.

Appointment of Auditors

Securityholders will be asked at the Meeting to pass a resolution reappointing KPMG LLP, Chartered Accountants, as auditors of Esprit to hold office until the next annual meeting of Unitholders or until their successors are appointed, at remuneration to be fixed by the Board of Trustees. For details concerning fees paid to KPMG LLP by Esprit and its predecessor prior to the Arrangement, the former Esprit Exploration Ltd., and the Audit Committee of the Board of Trustees, see "Audit Committee Matters" in the annual information form of Esprit dated March 15, 2005 (the "AIF"). See "Additional Information" for details as to obtaining a copy of the AIF.

The resolution appointing auditors must be passed by a simple majority of the votes cast with respect to the resolution by Securityholders present in person or by proxy at the Meeting. **In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the securities represented thereby in favour of the ordinary resolution appointing KPMG LLP as auditors of Esprit.**

Election of Trustees

Esprit is required by the Trust Indenture to have a minimum of three and a maximum of eleven trustees. There is a provision in the Trust Indenture which permits the Board of Trustees to appoint additional trustees between annual meetings of Unitholders, provided that the total number of trustees so appointed does not exceed, at any time, one-third of the number of trustees who held office immediately after the preceding annual meeting of Unitholders. Persons elected to the Board of Trustees are also required to be appointed to the board of directors of Esprit Exploration Ltd. (the "Board of Directors").

At the present time, Esprit has eight trustees. Securityholders will be asked at the Meeting to pass a resolution electing eight trustees. The persons named below are the eight nominees of the current Board of Trustees and management for election as trustees. All proposed nominees have consented to be named in this Information Circular to stand for election and to serve as trustees if elected. Each elected trustee will hold office until the close of the next annual meeting or until his successor is duly elected or appointed.

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the securities represented thereby in favour of the ordinary resolution electing each of the nominees named below as trustees of Esprit. The Board of Trustees does not contemplate that any of such nominees will be unable to serve as a trustee; however, if for any reason any of the proposed nominees withdraw from standing for election or are unable to serve, proxies in favour of management designees will be voted for another nominee in their discretion unless the Securityholder has specified in his or her proxy that his or her securities are to be withheld from voting on the election of trustees.

The table below sets out the name of each of the persons proposed to be nominated for election as a trustee; all positions and offices in Esprit and Esprit Exploration Ltd. presently held by him; his current principal occupation; the period during which he has served as a trustee of Esprit and a director of Esprit Exploration Ltd., and the number of Trust Units and Exchangeable Shares that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him, as of March 31, 2005.



D. Michael G. Stewart (53) of Calgary, Alberta, Canada has been a member of the Board of Trustees since the creation of Esprit on August 16, 2004. Mr. Stewart has been a director of Esprit Exploration Ltd. since 2002. Mr. Stewart is the principal of the privately held Ballinacurra Group of investment companies and has been active in the Canadian energy industry for over 30 years. He graduated from Queen's University in 1973 with a Bachelor of Science with Honours degree in Geological Sciences.

During the 1993 to 2002 period, Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc.

Mr. Stewart sits on the board of directors of a number of public and private companies including Calver Resources Inc., Creststreet Power & Income General Partner Limited, Northpoint Energy Ltd. and Tripoint Energy Ltd.

Chairman of both the Board of Trustees and Board of Directors

3,750 Trust Units (1)

15,000 Exchangeable Shares (1)



Donald R. Gardner (62) of Calgary, Alberta, Canada, has been a member of the Board of Trustees since the creation of Esprit on August 16, 2004. Mr. Gardner has been director of Esprit Exploration Ltd. since his retirement from the Chief Financial Officer position of the former Esprit Exploration Ltd. in May, 2002. Mr. Gardner's career includes positions as Senior Vice President and Chief Financial Officer of Rigel Energy Corporation and Treasurer of Alberta Energy Company Ltd.

Mr. Gardner obtained a Bachelor of Commerce degree from the University of Alberta in 1964 and a Master of Science Degree in Business Administration from the University of British Columbia in 1973.

Mr. Gardner also serves on the board of directors of Everest Energy Corporation, Intermap Technologies Corporation and Canadian Spirit Resources Inc.

Member, Audit Committee

Member, Human Resources and Corporate Governance Committee

65,000 Trust Units (1)

6,998 Exchangeable Shares (1)



John E. Panneton (64) of Toronto, Ontario, Canada, has been a member of the Board of Trustees since the creation of Esprit on August 16, 2004. Mr. Panneton has been a director of Esprit Exploration Ltd. since 1998. In 1998 he joined Dundee Securities Corporation as Vice Chairman and President. In 2003, Mr. Panneton joined Goodman Private Wealth Management as President and continues to serve as Vice Chairman of Dundee Securities. Prior to joining Dundee Securities, Mr. Panneton held various positions including Vice Chairman of McCarvill Corporation and President and Chief Executive Officer of CIBC Investment Management Corporation.

Mr. Panneton holds a Bachelor of Commerce degree from Sir George Williams University (now Concordia University) and serves as a director for Ontario Energy Savings Corp. and Viceroy Homes Limited.

Chairman, Human Resources and Corporate Governance Committee

25,277 Exchangeable Shares (1)



Eric L. Schwitzer (54), of Vancouver, British Columbia, Canada, has been a member of the Board of Trustees since the creation of Esprit on August 16, 2004. Mr. Schwitzer has been a director of Esprit Exploration Ltd. since October 2004. Mr. Schwitzer has been a managing partner of Enterprise Capital Management Inc. since June 2003. From June 2002 to May 2003 he was a consultant and corporate director. Prior thereto, he served as Senior Vice President, Strategic Development, for Westcoast Energy Inc. Prior to August 1999, Mr. Schwitzer was Managing Director of Scotia McLeod Inc., a wholly-owned subsidiary of the Bank of Nova Scotia.

Mr. Schwitzer obtained a Bachelor of Science degree in Mathematics from McGill University in 1972, a Masters of Science degree in Management from the Massachusetts Institute of Technology in 1975 and is a Chartered Business Valuator.

Mr. Schwitzer serves as a trustee and lead director of Versacold Income Fund and is on the Boards of SNP Split Corp. and SNP Health Split Corp., and several private companies.

Member, Audit Committee

Member, Human Resources and Corporate Governance Committee

6,250 Trust Units [(1)]



W. Mark Schweitzer (43), of Calgary, Alberta, Canada has been a member of the Board of Trustees and a director of Esprit Exploration Ltd. since February 9, 2005. Mr. Schweitzer is the Executive Vice-President, Corporate Development and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of the Superior Plus Income Fund. Mr. Schweitzer has held the position of Chief Financial Officer of Superior Plus Inc. since 1997.

Mr. Schweitzer has a Bachelor of Commerce degree from Queen's University and is a member of the Canadian Institute of Chartered Accountants.

Chairman, Audit Committee

16,250 Exchangeable Shares [(1)]



Douglas W. Palmer (49), of Calgary, Alberta, Canada has been a member of the Board of Trustees and a director of Esprit Exploration Ltd. since February 9, 2005. Mr. Palmer served on the board of Calpine Natural Gas Trust from 2003 to February 2005. Prior to this Mr. Palmer was Chief Executive Officer of Numac Energy Ltd. from 1998 to 2001.

Mr. Palmer holds a Bachelor of Science degree in Chemical Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Member, Audit Committee

Member, Human Resources and Corporate Governance Committee

0 Trust Units [(1)]

	**Stephen J. Savidant** (55), of Calgary, Alberta, Canada, has been a member of the Board of Trustees since the creation of Esprit on August 16, 2004. Mr. Savidant became President and Chief Executive Officer of Esprit Exploration Ltd. in May 2002 and joined the Board of Directors at the same time. Prior to Esprit, he was with Canadian Hunter Exploration Ltd. for 16 years, rising to President and Chief Executive Officer. Previously, he held various positions with Imperial Oil Limited and Dome Petroleum Limited. Mr. Savidant holds a Bachelor of Engineering degree and a Masters of Business Administration, both from McGill University. Mr. Savidant serves as Governor of the Canadian Association of Petroleum Producers (CAPP), Vice Chair on the Board of Governors of Mt. Royal College in Calgary, a director of Empire Company Limited and Chairman of the ProspEx Resources Ltd. board of directors.	President and Chief Executive Officer 7,630 Trust Units [1] 88,750 Exchangeable Shares [1]
	**Stephen B. Soules** (53), of Calgary, Alberta, Canada, has been a member of the Board of Trustees since the creation of Esprit on August 16, 2004. Mr. Soules has been a director of Esprit Exploration Ltd. since October 2004. Mr. Soules served as Senior Vice President and Chief Financial Officer of Esprit Exploration Ltd. from May 2002 to October 2004. Prior thereto, he served as an advisor to Burlington Resources Canada Ltd. from December 2001 to February 2002 and as Chief Financial Officer of Canadian Hunter Exploration Ltd. from April 1997 to December 2001. Mr. Soules holds a Bachelor of Science from the University of Guelph and a Masters of Business Administration from the University of Calgary. Mr. Soules serves the board of directors of the Galileo Educational Network and the Calgary Women's Emergency Shelter Endowment Trust.	Executive Vice President and Chief Financial Officer 25,559 Trust Units [1] 25,000 Exchangeable Shares [1]

Notes:

(1) The information as to shares beneficially owned, not being within the knowledge of Esprit, has been furnished by the respective individuals.

(2) All trustees of Esprit are currently also directors of Esprit Exploration Ltd.

(3) The Audit Committee is a committee of the Board of Trustees. The Human Resources and Corporate Governance Committee is a committee of the Board of Directors. Neither Esprit nor Esprit Exploration Ltd. has an Executive Committee. In addition, neither Esprit nor Esprit Exploration Ltd. have a Reserves Committee as matters relating to the oil and gas assets of Esprit are dealt with by the entire Board of Directors.

COMPENSATION OF TRUSTEES AND EXECUTIVE OFFICERS

Summary Compensation

Under applicable securities legislation, Esprit is required to disclose certain financial and other information relating to the compensation of certain of its executive officers. Esprit, however, does not carry on an active business; its primary business is to hold the securities of Esprit Exploration Ltd., which owns and carries out all aspects of the business of Esprit. Esprit does not have executive officers, rather these roles are discharged by the executive officers of Esprit Exploration Ltd. Compensation is paid by

Esprit Exploration Ltd. to its executive officers for acting in such capacities, which involves the management of the business of Esprit Exploration Ltd.

The following table sets forth the compensation for: (i) the Chief Executive Officer and Chief Financial Officer; (ii) the three other executive officers serving at December 31, 2004 whose total salary and bonus earned in 2004 exceeded $150,000; and (iii) the two other executive officers who would have been included in (ii) but for the fact such persons were no longer employed by Esprit Exploration Ltd. as at December 31, 2004. Compensation is shown, where applicable, for services rendered during the financial years ended December 31, 2004, 2003, and 2002. The seven executive officers of Esprit Exploration Ltd. described below are referred to collectively as the "Named Executive Officers".

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)[h]**	**Securities Under Options/SARs Granted (#)**	**Shares or Units Subject to Resale Restrictions ($)**	**LTIP Payouts ($)**	**All Other Compensation ($)[i]**
Stephen J. Savidant[a]	2004	332,417	Nil	Nil	Nil	Nil	Nil	1,822,823
President and Chief	2003	332,083	150,000	Nil	275,000	Nil	Nil	16,604
Executive Officer	2002	195,282	40,000	Nil	900,000	Nil	Nil	9,333
Stephen B. Soules[b]	2004	228,250	Nil	Nil	Nil	Nil	Nil	1,311,423
Executive Vice President	2003	217,916	100,000	Nil	212,500	Nil	Nil	10,896
and Chief Financial Officer	2002	128,153	30,000	Nil	500,000	Nil	Nil	6,408
Rodger D. Trimble[c]	2004	162,250	Nil	Nil	Nil	Nil	Nil	198,965
Vice President, Exploitation	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Patrick C. Connors[d]	2004	151,958	Nil	Nil	Nil	Nil	Nil	138,660
Vice President, Operations	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
and Field Services	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael J. St. Clair[e]	2004	141,904	Nil	Nil	Nil	Nil	Nil	107,971
Vice President, Marketing	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
and Risk Management	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Blake C. Fleming[f]	2004	180,333	Nil	Nil	Nil	Nil	Nil	1,191,704
Senior Vice President and	2003	217,916	100,000	Nil	212,500	Nil	Nil	10,896
Chief Operating Officer	2002	109,038	30,000	Nil	500,000	Nil	Nil	5,452
R. Scott Godsman[g]	2004	124,375	Nil	Nil	Nil	Nil	Nil	226,876
Vice President, Land	2003	133,333	65,000	Nil	207,500	Nil	Nil	6,667
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(a) Mr. Savidant commenced employment with Esprit Exploration Ltd. on May 23, 2002.

(b) Mr. Soules commenced employment with Esprit Exploration Ltd. on May 23, 2002.

(c) Mr. Trimble became an officer of Esprit Exploration Ltd. on October 1, 2004.

(d) Mr. Connors became an officer of Esprit Exploration Ltd. on October 1, 2004.

(e) Mr. St. Clair became an officer of Esprit Exploration Ltd. on October 1, 2004.

(f) Mr. Fleming retired as Senior Vice President and Chief Operating Officer on September 30, 2004.

(g) Mr. Godsman retired as Vice President, Land on September 30, 2004.

(h) Where no amount is stated in this column, the Named Executive Officer did not receive perquisites and other personal benefits that exceeded the lesser of $50,000 and 10% of total annual salary and bonus. Where any individual personal benefit or perquisite exceeds

25% of the total amount of perquisites and personal benefits received by the executive officer, that item and the amount relating thereto will be identified.

(i) The amounts set forth under the column "All Other Compensation" include contributions made by Esprit Exploration Ltd. to the Named Executive Officer under the Employee Unit Savings Plan (or its predecessor) of Esprit Exploration Ltd., participation in which is available to all employees of Esprit Exploration Ltd., and amounts representing transaction and retention bonuses associated with the process resulting in the restructuring of the former Esprit Exploration Ltd. as Esprit and ProspEx Resources Ltd. pursuant to the Arrangement.

Trust Unit Rights/Stock Appreciation Rights

Trust Unit Right/SAR Grants during 2004

No performance units ("Performance Units") were granted to the Named Executive Officers during the financial year ended December 31, 2004 under the Esprit performance unit incentive plan (the "Performance Unit Incentive Plan").

Pursuant to the terms of the Arrangement, on October 1, 2004, each option to acquire a common share in the capital of the former Esprit Exploration Ltd. outstanding and not exercised prior to October 1, 2004, having an exercise price per share below $3.94 (which encompassed all options then outstanding), was cancelled in exchange for a right to purchase 0.25 of a Class B Trust Unit a ("Trust Converted Option") at a price equal to 0.25 of the five day post-Arrangement weighted average trading price of the Class B Trust Units less the amount of the holder's in-the-money amount in respect of such option immediately prior to the Arrangement attributable to the Class B Trust Units received under the Arrangement (based on the percentage that the post-Arrangement five day weighted average trading price of the Class B Trust Units was of the sum of the five day post-Arrangement weighted average trading price of the Class B Trust Units and ProspEx Resources Ltd. common shares). Each Trust Converted Option was exercisable at any time up to November 1, 2004.

The following Trust Converted Options were issued to the Named Executive Officers in connection with the foregoing:

Name	Class B Trust Units Under Rights/SARs Granted (#)	% of Total Rights/ SARs Granted to Employees in 2004	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Rights/SARs on the Date of Grant ($/Security)	Expiration Date
Steven J. Savidant	293,750	24.2	7.64	12.83	November 1, 2004
Steven B. Soules	178,125	14.7	7.60	12.83	November 1, 2004
Rodger D. Trimble	23,334	1.9	7.64	12.83	November 1, 2004
Patrick C. Connors	20,000	1.7	7.36	12.83	November 1, 2004
Michael J. St. Clair	22,083	1.8	7.84	12.83	November 1, 2004
Blake C. Fleming	77,038	6.3	8.20	12.83	November 1, 2004
R. Scott Godsman	34,584	2.9	7.76	12.83	November 1, 2004

Aggregated Trust Unit Right/SAR Exercises During 2004 and December 31, 2004 Trust Unit Right/SAR Values

No Performance Units were granted to or exercised by the Named Executive Officers during the financial year ended December 31, 2004.

The following table sets forth information concerning Trust Converted Options exercised by the Named Executive Officers during the financial year ended December 31, 2004 and the numbers and accrued values of unexercised Trust Converted Options as at December 31, 2004:

Name	Class B Trust Units Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Rights/SARs at December 31, 2004 (#)		Value of Unexercised in-the-Money Rights/SARs at December 31, 2004 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Steven J. Savidant	293,750	1,420,693	Nil	Nil	Nil	Nil
Steven B. Soules	178,125	866,973	Nil	Nil	Nil	Nil
Rodger D. Trimble	23,334	113,429	Nil	Nil	Nil	Nil
Patrick C. Connors	20,000	102,498	Nil	Nil	Nil	Nil
Michael J. St. Clair	22,083	103,572	Nil	Nil	Nil	Nil
Blake C. Fleming	77,083	333,773	Nil	Nil	Nil	Nil
R. Scott Godsman	34,584	165,571	Nil	Nil	Nil	Nil

Note:

(1) The aggregate value realized is equal to the number of Class B Trust Units acquired on exercise multiplied by the difference between the market value of the Class B Trust Units on the date of exercise and the exercise price of the Trust Converted Options.

Trust Unit Ownership Guidelines for Executive Officers

The Board of Trustees has established Trust Unit ownership guidelines for each of the Chief Executive Officer and Chief Financial Officer. The guideline level of ownership is 25,000 Trust Units for each of the Chief Executive Officer and the Chief Financial Officer. As at the date hereof, the Chief Executive Officer and the Chief Financial Officer are in compliance with the Trust Unit ownership guidelines. All other executive officers are required under the ownership guidelines to own at least 10,000 Trust Units within three years of appointment with increasing requirements each year.

Performance Unit Incentive Plan

Esprit has established a Performance Unit Incentive Plan. The purpose of the Performance Unit Incentive Plan is to advance the interests of Esprit by providing the trustees of Esprit and directors, officers, employees of, or providers of services to, Esprit Exploration Ltd. and any of its subsidiaries the opportunity to participate in the creation of value in Esprit, thereby: (i) increasing the proprietary interests of such persons in Esprit; (ii) aligning the interests of such persons with the interests of Unitholders generally; (iii) encouraging such persons to remain associated with Esprit and its subsidiaries; and (iv) furnishing such persons with an additional incentive for their efforts on behalf of Esprit and its subsidiaries.

The total number of Class B Trust Units issuable under the Performance Unit Incentive Plan may not exceed 5% of the number of Trust Units (including Trust Units issuable on the exchange of Exchangeable Shares) issued and outstanding.

The Performance Unit Incentive Plan is a phantom full-value unit plan using the value of Trust Units as the basis for the granting of Performance Units. Each Performance Unit is equal in value to one Class B Trust Unit. The Board of Directors administers the plan and may designate which trustees of Esprit and directors, officers, employees and consultants of Esprit Exploration Ltd. are to be granted Performance Units. Eligible participants receive target level grants of Performance Units, which are settled at the end of a maximum three (3) year term for each grant (a "Performance Period"). The target grant of Performance Units is made at the beginning of the first year of the Performance Period and payout determinations under the Performance Unit Incentive Plan are made after the end of the Performance Period relating to such Performance Units. Vesting is based on time and performance conditions. Employees must be employed for the full Performance Period to qualify for awards under the Performance Unit Incentive Plan (with the exception of disability, retirement or death). Provision is made for the accelerated vesting of Performance Units in the event of a change of control of Esprit.

Actual payouts under the Performance Units depend on performance against a selected performance measure ("Performance Measure"), which in turn

determines a performance factor ("Performance Factor"). The Performance Measure selected by the Board of Directors is relative total Unitholder return (as compared against a peer group of Canadian oil and gas royalty trusts at the time of the grant, including Esprit). A target level of performance ("Performance Target") is set for each grant. Actual performance equaling the Performance Target will result in a Performance Factor of one (1.0). Actual performance exceeding the Performance Target will result in a higher Performance Factor and therefore higher than target level payouts. Actual performance below Performance Target will result in a lower Performance Factor and therefore lower than target level payouts. Final awards can therefore be larger or smaller than the target grant depending on Esprit's actual performance over each Performance Period.

Payouts under the Performance Unit Incentive Plan equal the value of the Performance Factor adjusted number of Performance Units multiplied by the market price of Class B Trust Units at the end of the Performance Period plus the value of the accumulated distributions on these Performance Units over the Performance Period. Payouts under the Performance Unit Incentive Plan may be in cash or Class B Trust Units or some combination thereof at the discretion of the Board of Directors. Performance Units are not assignable.

Executive Employment Contracts and Change of Control Arrangements

Each of Messrs. Savidant, Soules, Trimble, Connors and St. Clair has entered into an employment agreement with Esprit Exploration Ltd. Pursuant to such employment agreements, each individual is entitled to (i) an annual base salary; (ii) discretionary bonuses as determined by the Board of Directors; (iii) participate in Esprit's Employee Unit Savings Plan; and (iv) participate in the granting from time to time of Performance Units under the Performance Unit Incentive Plan.

In the event of change of control of Esprit or Esprit Exploration Ltd. where Mr. Savidant is terminated by Esprit Exploration Ltd. within one year following the change of control or Mr. Savidant terminates his employment within 90 days of the change of control, Mr. Savidant shall be entitled to a sum of money equal to one year's salary, bonus and benefits, and a retirement allowance equal to an additional 50% of the foregoing amounts plus an additional 1/12 of the retirement allowance for each month of service past October 1, 2005, to a maximum retirement allowance of an additional one year's salary, bonus and benefits.

In the event of a change of control of Esprit or Esprit Exploration Ltd. where Mr. Soules is terminated by Esprit Exploration Ltd. within one year following the change of control or Mr. Soules terminates his employment within 90 days of the change of control, Mr. Soules shall be entitled to a sum of money equal to one year's salary, the average of his last two annual bonuses and one year's benefits, in each case multiplied by a service factor (being a factor of one during the first two years of service after October 1, 2004, a factor of two for the next year of service and a factor of two and one-half thereafter).

In the event of a change of control of Esprit where Messrs. Trimble, Connors or St. Clair are terminated by Esprit Exploration Ltd. within one year following the change of control, each of such Named Executive Officers shall be entitled to a sum of money equal to one year's salary plus one additional month's salary for each year of completed service past October 1, 2004 (to a maximum of an additional twelve months salary), the average of his last two annual bonuses and an amount of benefits equal to the number of months for which salary was paid in respect of the change of control.

In addition, in the event of a change of control, each Named Executive Officer's unvested Performance Units granted under the Performance Unit Incentive Plan shall become fully vested and be paid out based upon performance at the time.

In respect of the employment agreements of Messrs. Savidant and Soules, a change of control occurs upon the happening of any of the following: (i) the acceptance by the holders of Trust Units representing more than 35% of the Trust Units of any offer for all Trust Units; (ii) the acquisition, by whatever means, of ownership or control of more than 35% of the Trust Units; (iii) the sale by Esprit of all or substantially all of its assets; (iv) the approval by the Board of Trustees or Unitholders to substantially liquidate the assets of Esprit or wind-up Esprit's business or significantly rearrange the affairs of Esprit in one or more transactions or series of transactions; (v) individuals who were proposed as nominees to become members of the Board of Trustees immediately prior to a meeting of Unitholders involving a contest for or an item of business relating to the election of trustees, not constituting a majority of the Board of Trustees following such election; (vi) the resignation of any three independent members of the Board of Trustees on or about the same time; and (vii) any other event which in the opinion of the Board of Trustees reasonably constitutes a change of control. Additionally, in the case of Messrs. Savidant and Soules, a change of control shall also be deemed to

have occurred upon a change of control in Esprit Exploration Ltd. in comparable circumstances to those set out for the Trust.

Each of Messrs. Savidant and Soules have been provided with a retention incentive to remain with the organization.

In respect of the employment agreements of Messrs. Trimble, Connors and St. Clair, a change of control occurs upon the happening of any of the following: (i) the acceptance by the holders of Trust Units representing more than 35% of the Trust Units of any offer for all Trust Units, provided that no change of control shall have occurred if upon completion of such transaction individuals who were members of the Board of Trustees immediately prior to such transaction constitute a majority of the Board of Trustees following such transaction; (ii) the acquisition, by whatever means, of ownership or control of more than 35% of the Trust Units; (iii) the sale by Esprit of all or substantially all of its assets; (iv) the approval by the Board of Trustees or Unitholders to substantially liquidate the assets of Esprit or wind-up Esprit's business or significantly rearrange the affairs of Esprit in one or more transactions or series of transactions; (v) individuals who were proposed as nominees to become members of the Board of Trustees immediately prior to a meeting of Unitholders involving a contest for or an item of business relating to the election of trustees, not constituting a majority of the Board of Trustees following such election; and (vi) any other event which in the opinion of the Board of Trustees reasonably constitutes a change of control.

Composition of the Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee is a committee of the Board of Directors and reports to that full board on, among other things, executive compensation matters. Prior to the creation of Esprit through the Arrangement, Esprit Exploration Ltd. maintained both a Human Resources and Compensation Committee and a Governance and Nominating Committee. Upon the creation of Esprit, the complementary responsibilities of each of those committees were combined and allocated to the Human Resources and Corporate Governance Committee.

The Human Resources and Corporate Governance Committee presently consists of John E. Panneton (Chair) (member since October 2004, previously Chair of the Governance and Nominating Committee of Esprit Exploration Ltd.), Donald R. Gardner (member since October 2004, previously Chair of the Human Resources and Compensation Committee of Esprit Exploration Ltd.), Eric L. Schwitzer (member since October 2004) and Douglas W. Palmer (member since February 2005).

Report on Executive Compensation

The Human Resources and Corporate Governance Committee monitored the executive compensation arrangements for Esprit Exploration Ltd. and its subsidiaries during 2004 as well as approving an overall "Compensation Philosophy" for the entire organization. In general, the Human Resources and Corporate Governance Committee considers and makes recommendations to the Board of Directors regarding the compensation arrangements for executive officers, including salaries, benefits, the establishment of bonus targets and allocations of bonuses and grants of Performance Units under the Performance Unit Incentive Plan, in each case taking into account information obtained by the Human Resources and Corporate Governance Committee independently. The philosophy of the Human Resources and Corporate Governance Committee is to attempt to ensure that the compensation of senior executives provides a competitive base compensation package and a strong link between corporate performance and compensation, in order to attract, retain and motivate highly qualified personnel. By placing more emphasis on variable compensation, a greater portion of the compensation of the executive officers is at risk and dependent upon increases in Esprit's performance and Trust Unit price.

Base Salaries and Benefits

In determining the remuneration of the executive officers of Esprit Exploration Ltd., the Human Resources and Corporate Governance Committee utilized industry assessments and competitive data for comparable-sized trusts within the oil and gas sector, from industry surveys. The Human Resources and Corporate Governance Committee considered the long-term interests and financial objectives of Esprit as well as individual performance and achievement. The group life, short-term disability, long-term disability, health and dental benefit plans of Esprit Exploration Ltd. are comparable to industry peers and are available to all permanent employees.

Bonuses

The annual cash bonus program of Esprit Exploration Ltd. is based on a set of performance targets measured against both relative and absolute performance criteria. The Board of Directors approves the performance criteria at the beginning of

each financial year. The criteria include: production growth; reserve replacement; finding, development and acquisition costs; pricing; operating costs and general and administrative costs. The bonus program is available to reward those employees who have made a contribution toward an increase in Unitholder value. The allocation of bonuses to the executive officers and other employees of Esprit Exploration Ltd. is made by taking into account salary and position and individual, team and department performance in relation to Esprit's industry peers. Subsequent to year end, a total of $324,000 was paid to employees under the cash bonus program for recognition of corporate and individual performance in the fourth quarter of 2004.

Performance Unit Incentive Plan

There were no awards of Performance Units under the Performance Unit Incentive Plan in 2004. Future awards will be considered by the Board of Directors on the recommendation of the President and Chief Executive Officer and the Human Resources and Corporate Governance Committee. Awards of Performance Units under the Performance Unit Incentive Plan to the President and Chief Executive Officer will be considered by the Board of Directors on the recommendation of the Human Resources and Corporate Governance Committee.

Employee Unit Savings Plan

An additional element of the compensation program of Esprit Exploration Ltd. is the employee unit savings plan (the "EUSP"), which is available to all officers and employees. Each of the Named Executive Officers participate in the EUSP. Participants may contribute any percent of their monthly base salary to the EUSP. Esprit will match the participant's contributions up to a maximum of 5% of the participant's base salary. All of Esprit Exploration Ltd.'s contributions are used to purchase Trust Units in a RRSP account in the participant's name. The participant's contributions are used to purchase the Trust Units or a variety of other investment options. If the participant does not have adequate room in his or her RRSP then the units are purchased in a non-RRSP account. In determining contribution levels to the EUSP, Esprit Exploration Ltd. considers the fact that it does not have a pension plan.

Purchases of Trust Units with Esprit Exploration Ltd.'s contributions under the EUSP are made by a trustee in the open market through the Toronto Stock Exchange. All or any portion of participant contributions under the EUSP may, at the option of Esprit Exploration Ltd., be used to purchase Trust Units directly from treasury at the then current market price, as an alternative to the trustee purchasing Trust Units in the open market through the Toronto Stock Exchange.

The foregoing report on Executive Compensation is submitted by the Human Resources and Corporate Governance Committee on behalf of the Board of Directors.

John E. Panneton (Chair)
Donald R. Gardner
Eric L. Schwitzer
Douglas W. Palmer

Performance Graph

The following graph and table compare the yearly percentage change (converted into a fixed investment) in the cumulative Unitholder return on the Trust Units (assuming a $100 investment was made on October 5, 2004) with the cumulative total return of the S&P TSX Composite Index for the period which commenced on October 5, 2004 and ended on December 31, 2004, assuming reinvestment of dividends.



Esprit Energy Trust
S&P/TSX Composite Index
200
150
100
50
0
October 5, 2004
December 31, 2004

	Cumulative Total Return	
	October 5, 2004	December 31, 2004
Esprit Energy Trust	100	97
S&P TSX Composite Index	100	105

Compensation of Trustees

Each non-employee trustee of Esprit, other than the Chairman of the Board of Trustees, receives an annual fee of $20,000. The Chairman of the Board of Trustees receives an aggregate annual fee of $50,000. In addition, the Chairman of the Audit Committee receives an annual fee of $10,000 and the Chairman of the Human Resources and Corporate Governance Committee receives an annual fee of $7,000. Members of each committee, excluding the chair, receive an annual retainer of $3,000.

Each non-employee trustee of Esprit, other than the Chairman of the Board of Trustees, receives a fee of $1,500 for each Board meeting attended and a fee of $1,500 for each committee meeting attended. Non-employee trustees residing outside of Calgary, Alberta also receive a $1,000 attendance fee in respect of travel expenses. The Chairman does not receive a fee for meetings attended. Trustees are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as trustees.

For the fiscal year ended December 31, 2004, the aggregate compensation paid or payable to trustees of Esprit and directors of Esprit Exploration Ltd. in respect of meetings of the Board of Trustees, the Board of Directors and the committees thereof was $276,500.

Trust Unit Ownership Guidelines for Trustees

The Board of Trustees has established Trust Unit ownership guidelines for the trustees of Esprit. The guideline level of ownership is 12,500 Trust Units for each trustee within three years of their appointment. As at the date hereof, each of the trustees are in compliance with the Trust Unit ownership guidelines, with the exception of Messrs. Schwitzer, Schweitzer and Palmer who, as new trustees, have three years from their dates of appointment to reach the required minimum with increasing requirements each year.

EQUITY COMPENSATION PLAN INFORMATION

Under the Performance Unit Incentive Plan, the Board of Directors may from time to time designate trustees of Esprit and directors, officers, employees of, or providers of services to, Esprit Exploration Ltd. to whom Performance Units of Esprit may be granted and the number of Performance Units to be granted to each. No Performance Units were granted during 2004.

As at December 31, 2004, an aggregate of 2,050,632 Trust Units were reserved for issuance under the Performance Unit Incentive Plan. As now permitted by the rules of the Toronto Stock Exchange and authorized by holders of common shares of the former Esprit Exploration Ltd. in connection with the Arrangement, the Performance Unit Incentive Plan reserves for issuance a number of Trust Units equal to 5% of the number issued and outstanding Trust Units at such time (including Trust Units issuable on the exchange of Exchangeable Shares).

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS

Aggregate Indebtedness

The following table sets forth the aggregate indebtedness outstanding as at March 31, 2005 entered into in connection with a purchase of securities and all other indebtedness of all executive officers, directors, employees and former executive officers, directors and employees of Esprit or any of its subsidiaries.

	Aggregate Indebtedness ($)	
Purpose	To Esprit or its Subsidiaries	To Another Entity
Security purchases	414,999.33 [(1)]	Nil
Other	Nil	Nil

Note:

(1) The amount of indebtedness relates to loans granted to a former executive of Esprit Exploration Ltd. who resigned in June 2000 for share purchases between 1993 and 1999. It is no longer Esprit's practice to make loans to its employees for purchase of shares.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of trustees of Esprit, directors, executive officers or senior officers of Esprit Exploration Ltd., or any Unitholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction since the commencement of Esprit's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Esprit or Esprit Exploration Ltd.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board of Trustees of Esprit and Board of Directors of Esprit Exploration Ltd. and the structures, traditions and processes of leadership and stewardship that assign power, define roles and responsibilities governing communications with Unitholders and ensure accountability. Esprit also believes that corporate governance is about creating a culture of openness among all of the Esprit stakeholders.

The Board of Trustees believes that effective corporate governance is critical to the continued and long-term success of Esprit by helping to maximize Unitholder value over time. Esprit continues to update and modify its governance practices, but the Board of Trustees is also of the view that Esprit's general approach to corporate governance is appropriate and entirely consistent with the objectives reflected in the guidelines for improved corporate governance in Canada adopted by the Toronto Stock Exchange (the "Exchange Guidelines"). The Exchange Guidelines deal with matters such as the mandate, constitution and independence of boards and board committees. The Toronto Stock Exchange requires that each listed company disclose on an annual basis its approach to corporate governance with specific reference to each of the guidelines. Esprit's approach to corporate governance is attached to this Information Circular as Appendix "A" – Statement of Corporate Governance Practices.

In addition, Esprit has adopted a Code of Business Ethics and Conduct (the "Code") which applies to all trustees of Esprit and directors, officers, employees and consultants of Esprit Exploration Ltd. The Code affirms Esprit's policy that the conduct of every trustee, director, officer, employee and consultant is based upon the highest ethical standards. The Code also contains Esprit's "whistle blower" policy which sets forth the procedure for individuals to make complaints regarding accounting and financial reporting matters or any other matter on a confidential and anonymous basis. Complaints regarding accounting and financial reporting matters are handled by the Chairman of the Audit Committee, an independent member of the Board of Trustees, and complaints other than accounting and financial reporting matters are handled by the appropriate senior officer of Esprit. Complaints relating to matters other than accounting and financial reporting but involving a senior officer of Esprit Exploration Ltd. are handled by the Chairman of the Board of Trustees, who is also an independent member of the board.

Board Structure and Composition

The Board of Trustees and Board of Directors are comprised of the same members. The Board of Trustees and Board of Directors are each comprised of eight members, a size that Esprit believes is commensurate with the complexity of Esprit's business.

The Exchange Guidelines suggest that the board of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Esprit, other than interests and relationships arising from securityholding. Six of Esprit's current eight trustees nominated for election at the Meeting, Messrs. D. Michael G. Stewart, Donald R. Gardner, John E. Panneton, Eric L. Schwitzer, W. Mark Schweitzer and Douglas W. Palmer are considered to be "unrelated" within the meaning of the Exchange Guidelines. Mr. Stephen J. Savidant, the President and Chief Executive Officer of Esprit Exploration Ltd. and Mr. Stephen B. Soules, the Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd. are "inside" or management trustees and accordingly are considered to be "related".

To ensure the independence of the Board of Trustees and Board of Directors in discharging their respective responsibilities, all of the Committees are currently comprised entirely of unrelated trustees/directors and Mr. Stewart, an unrelated member, has been appointed Chairman of each board. At every meeting of the Board of Trustees or Board of Directors, the unrelated members meet without management present in sessions chaired by the Chairman to discuss any procedural or substantive issues.

Mandate of the Board of Trustees

The Board of Trustees is responsible for the stewardship and the affairs of Esprit. The Board of Trustees seeks to discharge such responsibility by reviewing and discussing Esprit's investments, in particular Esprit's investment in Esprit Exploration Ltd., and monitoring the stewardship of the Board of Directors. The Board of Trustees is responsible for establishing and maintaining a culture of integrity in the conduct and affairs of Esprit, with the best interests of Esprit being the paramount concern.

In fulfilling its mandate, the Board of Trustees assumes responsibility for the following matters:

- overseeing the overall management of Esprit, including strategy and operations, to ensure the long-term success of Esprit and to maximize total Unitholder return;
- ensuring that the Trust operates in accordance with the Trust Indenture;
- retaining responsibility for managing its own affairs by giving approval for its composition, the selection of the chair, candidates nominated for election, committee and committee chair appointments, committee mandates and trustee compensation;
- retaining an oversight function and ultimate responsibility for the approval of financial results, the oversight of internal controls and the approval of continuous disclosure documents;
- reviewing and approving material transactions involving the Trust, distribution policy, the payment of distributions, the purchase and issuance of Trust Units, acquisitions and dispositions of material assets and material expenditures;
- reviewing the strategies and plans of Esprit;
- monitoring compliance with the administration agreement entered into between Esprit and Esprit Exploration Ltd.;
- approving annual and interim financial statements and management's discussion and analysis;
- approving and monitoring compliance by Esprit with all significant policies by which Esprit is operated;
- overseeing the accurate reporting of financial information;
- verifying that financial results are reported fairly and in accordance with generally accepted accounting standards; and
- reporting to Unitholders annually on its stewardship for the preceding year.

Mandate of the Board of Directors

The Board of Directors' fundamental objectives are to enhance and preserve long-term shareholder value and, as a result, Unitholder value, and to ensure Esprit Exploration Ltd. meets its obligations on an ongoing basis and that it operates in a reliable and safe manner. In performing its functions, the Board of Directors also considers the legitimate interests its other stakeholders such as employees, customers and communities may have in Esprit Exploration Ltd and Esprit. In broad terms the Board of Directors is involved in strategic planning, financial reporting, risk management and risk mitigation, composition of senior management, communication planning and internal control integrity.

The mandate of the Board of Directors, as prescribed by corporate statute, is to manage or supervise the management of the business and affairs of Esprit Exploration Ltd., and to act honestly and in good faith with a view to the best interests of Esprit Exploration Ltd. In fulfilling its mandate, the Board of Directors assumes responsibility for the following matters:

- appointing the Chief Executive Officer (the "CEO") and senior officers, approving (upon recommendations from the Human Resources and Corporate Governance Committee) their compensation, and monitoring the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing Unitholder value;
- establishing a process that adequately provides for succession planning including the appointment, training and monitoring of senior management;
- adopting and annually reviewing a strategic planning process and approving the corporate strategic plan;
- annually reviewing operating and financial performance results relative to established strategy, budgets and objectives;
- verifying that Esprit Exploration Ltd. has in place policies on behalf of Esprit, to communicate with Unitholders, other stakeholders and the public generally on a timely and regular basis;
- implementing systems to monitor and manage the principal risks of the business in which Esprit Exploration Ltd. is engaged;
- verifying that financial results are reported fairly and in accordance with generally accepted accounting standards;
- verifying that Esprit Exploration Ltd. has implemented adequate internal controls and information systems which ensure the effective discharge of its responsibilities;
- overseeing compliance with applicable accounting and reporting requirements;
- maintaining direct contact with independent reserves evaluators of the oil and gas assets of Esprit Exploration Ltd. and reviewing and approving filings relating to disclosure of the

oil and gas activities of Esprit Exploration Ltd.; and

- reviewing the effectiveness and adequacy of safety and environmental control, reporting, training and response procedures.

The Board of Directors annually reviews its mandate to ensure that it is current with all of the legislative changes occurring in the corporate governance field.

Meetings of the Board of Trustees and the Board of Directors

Each of the Board of Trustees and the Board of Directors meet in person at least five times annually. In addition to regular quarterly meetings, once per year the Board of Trustees and Board of Directors meet with the management team for two days of business discussions and strategy planning. The Board of Trustees and Board of Directors hold additional unscheduled meetings from time-to-time as business needs require. The Board of Trustees held three meetings in Esprit's last financial year, all of which were held in person. The Board of Directors held 18 general meetings in Esprit's last financial year, 13 times in person and five times by telephone conference call.

Standing Committees of the Board of Trustees and the Board of Directors

The standing committees of the Board of Trustees and Board of Directors are an integral part of governance structure of Esprit as they facilitate effective board decision-making by providing recommendations on matters within their respective responsibilities. The Board of Trustees has one committee, the Audit Committee, and the Board of Directors has one committee, the Human Resources and Corporate Governance Committee. Both of the committees have a written mandate that is approved by the respective board and are comprised of only unrelated and independent members.

Members of Esprit management are frequently invited to participate in meetings of the committees in order to provide management insight and information to committee deliberations. As a matter of practice, the committees conduct a portion of each meeting without management present to facilitate their functioning independently of management. All members of the Boards are welcome to participate in committee meetings regardless of whether or not they are a member of the committee in question, but directors do not receive remuneration for such attendance unless they are a member of that committee.

Committee Composition

Each committee consists of a minimum of three trustees or directors, as applicable, and there is a requirement that all committee members shall be unrelated (non-management). One member of each committee is designated as Chair. Each member of the Audit Committee is required to possess a basic level of "financial literacy" (i.e., the ability to read and understand financial statements). The Boards give consideration to the periodic rotation of membership of each committee and, from time to time as the Boards see fit, chairmanship of the committees.

The Human Resources and Corporate Governance Committee reports to the Board of Directors and is comprised of directors of Esprit Exploration Ltd. The Audit Committee is a committee of the Board of Trustees and is comprised of trustees.

The committees, their current members and the number of times they met during the past financial year are set forth below.

Committee	Members	Number of Meetings
Audit Committee	W. Mark Schweitzer (Chair) Donald R. Gardner Eric L. Schwitzer Douglas W. Palmer	8 (all in person)
Human Resources and Corporate Governance Committee	John E. Panneton (Chair) Donald R. Gardner Eric L. Schwitzer Douglas W. Palmer	15[(1)] (all in person)

Note:

(1) Includes three meetings of the former Governance and Nominating Committee of Esprit Exploration Ltd. and nine meetings of the former Human Resources and Compensation Committee, which took place prior to the Arrangement.

Committee Meetings Membership and Attendance

Regular meetings of the committees are held throughout the year as required, and the Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management discussion and analysis and reports to Unitholders. Each committee can hold unscheduled additional meetings from time to time as business needs require or as may be requested by a member of the Board of Trustees or Board of Directors.

The following table reflects the attendance of each of the trustees/directors for the year ended December 31, 2004 for meetings of the Board of Trustees and Board of Directors and committees of which each was a member.

	Number of Meetings Attended		
Trustee/Director	**Board of Trustees**	**Board of Directors**	**Committee[(1)]**
D. Michael G. Stewart	3/3	17/18	20/20
Donald R. Gardner	3/3	18/18	15/15
John E. Panneton	3/3	18/18	14/14
Eric L. Schwitzer	2/2	2/2	5/5
W. Mark Schweitzer[(2)]	-/-	-/-	-/-
Douglas W. Palmer[(2)]	-/-	-/-	-/-
Stephen J. Savidant	3/3	18/18	N/A
Stephen B. Soules	3/3	18/18	N/A

Notes:

(1) Includes all meetings attended in 2004 in respect of the committees of Esprit Exploration Ltd. in existence prior to the Arrangement and the committees of each of Esprit and Esprit Exploration Ltd. in existence subsequent to the Arrangement.

(2) Messrs. Schweitzer and Palmer were appointed to the Board of Trustees and Board of Directors after December 31, 2004.

A summary of the activities and responsibilities of each of the committees is set out below.

Audit Committee

The Audit Committee has been established to assist the Board of Trustees of Esprit in carrying out its oversight responsibility for Esprit's and its subsidiaries' and affiliates' internal controls, financial reporting and risk management processes. The Audit Committee has unrestricted access to personnel and documents and is provided with the resources necessary to carry out its responsibilities. The Audit Committee and the external auditors meet at least quarterly without the presence of Esprit management to review any areas of material disagreement between management and the external auditors or other issues of concern, including assessing the cooperation received by the auditors in the conduct of their audit and their access to all requested records, data and information. As necessary or desirable, any member of the Audit Committee may also request that the external auditors be present at any other meetings of the Audit Committee. The Audit Committee is charged with, among other responsibilities, the following specific responsibilities:

- identifying and monitoring the management of the principal risks that could impact the financial reporting of Esprit;
- monitoring the integrity of Esprit's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
- monitoring the independence and performance of Esprit's external auditors;
- dealing directly with the external auditors to approve external audit plans, other services (if any) and fees;
- directly overseeing the external audit process and results;
- providing an avenue of communication among the external auditors, management and the Board of Trustees;
- ensuring that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;
- implementing an appropriate Code of Conduct for employees, directors and trustees;
- engaging independent counsel and other advisors as it determines necessary to carry out its duties;
- reporting to the Board of Trustees the results of its activities and any reviews undertaken and make recommendations to the Board of Trustees as deemed appropriate;
- discussing with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;
- reviewing with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;
- reviewing any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

- reviewing with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;
- before release, reviewing and if appropriate, recommending for approval by the Board of Trustees, all public disclosure documents containing audited or unaudited financial information;
- evaluating the independence and performance of the external auditors and annually recommending to the Board of Trustees the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;
- pre-approving all non-audit services to be provided to Esprit or its subsidiary entities by its external auditors', or the external auditors of Esprit's subsidiary entities;
- reviewing with management, at least annually, the financing strategy and plans of Esprit;
- reviewing the amount and terms of any insurance to be obtained or maintained by Esprit with respect to risks inherent in its operations and potential liabilities incurred by the trustees, directors or officers in the discharge of their duties and responsibilities;
- reviewing the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process; and
- reviewing with Esprit's legal counsel, at least annually, any legal matter that could have a significant impact on Esprit's financial statements, and any enquiries received from regulators, or government agencies.

Human Resources and Corporate Governance Committee

The primary duties and responsibilities of the Human Resources and Corporate Governance Committee are to review and make recommendations to the Board of Directors in respect of:

- human resource policies, practices and structures (to monitor consistency with Esprit's goals and near and long-term strategies, support of operational effectiveness and efficiency, and maximization of human resources potential);
- compensation policies and guidelines;
- management incentive and perquisite plans and any non-standard remuneration plans;
- senior management, executive and officer appointments and their compensation;
- management succession plans, management training and development plans, termination policies and termination arrangements;
- senior human resource (organizational) structure; and
- board compensation matters.

In carrying on its governance and nominating responsibilities, the Human Resources and Corporate Governance Committee:

- on an ongoing basis, identifies the competencies and skills most desirous in potential new trustees and maintains a list of potential candidates who possess those skills;
- in the event of a vacancy occurring on either the Board of Trustees and/or the Board of Directors, conducts an appropriate search and determines an appropriate candidate, obtains the consent of the candidate to act as a director and trustee and recommends to the Board of Trustees and/or the Board of Directors, as applicable, a candidate for appointment as a director and/or trustee to fill the vacancy;
- based upon consideration of his or her performance in office and any other factors considered relevant, recommends to the Board of Directors whether an individual should be nominated for election or re-election;
- reviews the need for and qualifications of nominees recommended by Unitholders for election as trustees;
- makes recommendations to the Board of Directors regarding continuing tenure of trustees and/or directors, in accordance with policies that may be determined from time to time by the Board of Directors;
- makes recommendations from time to time to the Board of Directors concerning such other matters, including matters related to corporate governance, as the Human Resources and Corporate Governance Committee may deem appropriate or as may be referred to it from time to time by the Board of Directors;
- annually reviews and evaluates the role of the Board of Trustees and the Board of Directors and their committees and the methods and processes by which the Boards fulfill their duties and responsibilities, including the methods and processes for evaluating effectiveness;
- monitors and reviews the corporate insider trading policy, continuous disclosure policy, and corporate guidelines for maintaining confidentiality, and recommends changes and

action required to deal with breaches of policy or guidelines; and

- with respect to the training and development of the Board of Trustees and Board of Directors;
  - approves any training and development experiences; and
  - monitors and assesses the value of any training programs and recommend changes.

In carrying out its human resources and compensation duties and responsibilities, the Human Resources and Compensation Committee:

- annually assesses and makes a recommendation to the Board of Directors with regard to the competitiveness and appropriateness of the compensation package of the CEO, all other officers and such other key employees as may be identified by the CEO and approved by the Committee (collectively, the "Designated Employees");
- annually reviews the performance goals and criteria for the CEO and evaluates the performance of the CEO against such goals and criteria and recommends to the Board of Directors the amount of regular and incentive compensation to be paid to the CEO;
- annually reviews and makes a recommendation to the Board of Directors regarding the CEO's performance evaluation of Designated Employees and the CEO's recommendations with respect to the amount of regular and incentive compensation to be paid to such Designated Employees;
- reviews and makes a recommendation to the Board of Directors regarding any employment contracts or arrangements with each of the Designated Employees, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment;
- periodically, reviews the compensation philosophy of Esprit Exploration Ltd. and makes recommendations for change to the Board of Directors as considered necessary;
- periodically, reviews and makes recommendations to the Board of Directors in respect of the design, benefit provisions, investment options and text of applicable pension, retirement and savings plans or related matters;
- annually, in conjunction with the general and administrative budget of Esprit Exploration Ltd., reviews and makes recommendations to the Board of Directors regarding compensation guidelines for the forthcoming budget period;
- when requested by the CEO, reviews and makes recommendations to the Board of Directors regarding performance unit incentive plans or any other short term or long term incentive plans and to the extent delegated by the Board of Directors, approve grants to participants and the magnitude and terms of their participation; and
- periodically, but at least every third year, reviews and makes a recommendation to the Board of Directors regarding the compensation of the Board of Trustees and Board of Directors.

ADDITIONAL INFORMATION

Additional information relating to Esprit is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Financial information of Esprit is provided in the comparative financial statements and management discussion and analysis of Esprit for the most recently completed financial year. Copies of the financial statements, management discussion and analysis and AIF of Esprit may be obtained from the Secretary of Esprit at Suite 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or by facsimile at (403) 213-3735.

APPENDIX "A" **Statement of Corporate Governance Practices**

In this Appendix, governance practices and procedures at Esprit are compared with each of the 14 Toronto Stock Exchange guidelines for effective corporate governance.

	TSX Guideline	Does Esprit Comply?	Governance Procedures at Esprit
1.	The board should explicitly assume responsibility for stewardship of Esprit, and specifically for:	Yes	The Board of Trustees and the Board of Directors (together, the "Boards"), either directly or through committees, are responsible for supervision of the management of the business and affairs of Esprit and Esprit Exploration Ltd., respectively.
a)	adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;	Yes	The Boards oversee the development, adoption and implementation of Esprit's strategies and major business development initiatives. In addition to regular quarterly meetings, once per year the Boards meet with the management team for two days of business discussions and strategy planning.
b)	identification of the principal risks of Esprit's business and ensuring implementation of appropriate systems to manage those risks;	Yes	The Boards are responsible for understanding the risks associated with Esprit's business. Through the Audit Committee, the Board of Trustees ensures implementation of appropriate risk management systems.
c)	succession planning, including appointing, training and monitoring senior management;	Yes	The Boards are responsible for Esprit's management development and succession process. The Boards are responsible for the general review of Esprit's results of operations, including the evaluation of the general and specific performance of management. In addition, the Boards monitor management through their regular contact with management, many of whom participate in presentations to the Boards and to the committees of the Boards at regularly scheduled meetings.
d)	communications policy; and	Yes	The Boards are responsible for Esprit's policies for communicating with Unitholders and others. Esprit has adopted a formal disclosure policy. The executive officers of Esprit Exploration Ltd. communicate with Unitholders and the media on an ongoing basis as circumstances require and in accordance with the disclosure policy of Esprit.
e)	integrity of internal control and management information systems.	Yes	The Boards assume responsibility for the effectiveness of Esprit's internal control and management information systems. Pursuant to its mandate, the Audit Committee reviews the effectiveness and integrity of Esprit's management information systems and internal financial controls.
2.	A majority of directors should be unrelated.	Yes	Esprit is in line with this guideline as six of the eight current members of the Boards are unrelated trustees/directors. It is proposed that eight members be elected to the Board of Trustees at the Meeting, of which, if the proposed nominees are elected, six of the eight members of the Board of Trustees will be unrelated trustees and six of the eight members of the Board of Directors will be unrelated directors.
3.	The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually whether the board has a majority of unrelated directors and the analysis of the application of the principles supporting this conclusion.	Yes	The Boards are of the view that an "unrelated" trustee/director is one who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the trustee's/director's ability to act with a view to the best interests of Esprit, other than interests and relationships arising from unitholding. Applying this definition, all of the individuals proposed by management for election to the Board of Trustees at the Meeting are unrelated with the exception of Mr. Savidant, the President and Chief Executive Officer of Esprit Exploration Ltd. and Mr. Soules, the Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd.
4.	The board should appoint a committee of directors composed exclusively of outside directors, a	Yes	The mandate of the Human Resources and Corporate Governance Committee includes (a) identifying and proposing to the Boards new nominees to the Boards and to committees of the Boards, and (b) proposing criteria to the Boards for identifying

	TSX Guideline	Does Esprit Comply?	Governance Procedures at Esprit
	majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for ongoing assessment of directors.		Board candidates. The Human Resources and Corporate Governance Committee is comprised of John E. Panneton (Chair), Donald R. Gardner, Eric L. Schwitzer and Douglas W. Palmer, all of whom are outside, unrelated directors. The Chairman of the Board of Directors, D. Michael G. Stewart, an unrelated director, is *ex officio* a member of the Human Resources and Corporate Governance Committee.
5.	The board should implement a process for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Yes	The mandate of the Human Resources and Corporate Governance Committee includes assessing, and proposing to the Board of Directors criteria for assessing, the performance and effectiveness of the Boards and their Committees on an on-going basis in accordance with an evaluation process established by the Boards. On an annual basis, each member of the Board of Trustees and Board of Directors completes an evaluation questionnaire in which they assess the operations and effectiveness of the Boards and their committees. The questionnaire includes an evaluation of all other members of the Boards. The Human Resources and Corporate Governance Committee then summarizes the questionnaires and presents its findings to the entire Board of Directors.
6.	The board should provide an orientation and education program for new directors.	Yes	The mandate of the Human Resources and Corporate Governance Committee includes developing an orientation and education program for new trustees. New trustees/directors are provided with an orientation manual and are briefed by senior management about all aspects of Esprit's operations. Each trustee/director is also provided with an allowance to be utilized towards continuing education in respect of board governance matters.
7.	The board should examine its size and if appropriate, undertake a program to establish a board size which facilitates effective decision-making.	Yes	Esprit currently has eight trustees. It is proposed that eight members be elected to the Board of Trustees at the Meeting. The Board of Trustees considers eight trustees to be an appropriate size for effective decision-making.
8.	The board should review the adequacy and form of director compensation taking into account responsibilities and risks involved in being a director.	Yes	The Human Resources and Corporate Governance Committee addresses matters of trustee and director compensation, taking into account responsibilities and risks, and makes recommendations to the Board of Directors annually and has done so in respect of 2004. The Human Resources and Corporate Governance Committee is comprised of John E. Panneton (Chair), Donald R. Gardner, Eric L. Schwitzer and Douglas W. Palmer, all of whom are outside, unrelated directors. The Chairman of the Board of Directors, D. Michael G. Stewart, an unrelated director, is *ex officio* a member of the Human Resources and Corporate Governance Committee.
9.	Subject to guideline 13, committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors, although some committees, may include one or more inside directors.	Yes	All Committees of the Boards are in line with this guideline, as all of the members of each Committee of the Boards are outside, unrelated members.
10.	The board should assume responsibility for, or assign to a committee of directors, the responsibility for developing Esprit's approach to corporate governance issues.	Yes	The Human Resources and Corporate Governance Committee is responsible for developing Esprit's approach to governance issues, including (a) identifying and proposing to the Board of Directors new nominees to the Boards and to committees of the Boards, (b) proposing criteria to the Board of Directors for identifying board candidates, and (c) assessing, and proposing to the Board of Directors criteria for assessing, the performance and effectiveness of the Boards, including criteria for assessing the performance of each committee and assessing, on an on-going basis in accordance with an evaluation process established by the Board of Directors, the effectiveness of committees of the Boards. The Human Resources and Corporate Governance Committee actively monitors

	TSX Guideline	Does Esprit Comply?	Governance Procedures at Esprit
			developments and emerging issues related to governance matters through counsel and external auditors. In addition, the Human Resources and Corporate Governance Committee recommends the response to these guidelines for approval by the Board of Directors.
11.	The board, together with the CEO should develop position descriptions for the board and the CEO, involving the definition of limits to management's responsibilities. Also, the board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.	Yes	The Boards have approved position descriptions for the CEO and the Chairman of each of the Committees and the Chairman of the Boards. The Boards have approved a delegation of authority which describes in detail the limits to management's responsibilities. The Boards consider that certain decisions are sufficiently important that management should seek prior approval of the Boards. Such decisions include: • approval of the annual capital and operating budget and any material changes to the budget; • acquisition or sale of significant oil and gas properties, including significant commitments with industry partners; • significant debt or equity financing; • changes in management; and • significant changes in corporate policies, goals or objectives. The CEO and senior management develop the corporate objectives which the Boards consider and approve and the CEO is responsible for attaining.
12.	The board should have in place appropriate structures and procedures to ensure that the board can function independently of management.	Yes	The Boards appoint a non-management chair (Mr. D. Michael G. Stewart) to ensure the Boards can function independently of management. All trustees and directors are non-management with the exception of Mr. Savidant in his role as the President and Chief Executive Officer of Esprit Exploration Ltd. and Mr. Soules in his role as the Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd. Members of the Boards may request at any time that portions of a meeting be restricted to non-management members for the purpose of discussing matters independently of management. As a matter of practice, the non-management members meet independently of management for a portion of each meeting.
13.	The audit committee should be composed only of outside directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definitions of and criteria for "financial literacy" and "accounting" or related "financial expertise".	Yes	The Audit Committee is presently comprised of W. Mark Schweitzer (Chair), Donald R. Gardner, Eric L. Schwitzer and Douglas W. Palmer, all of whom who are outside, unrelated members. All of the members of the Audit Committee are financially literate in that they can read and understand financial statements. The Chairman of the Board of Trustees, D. Michael G. Stewart, an unrelated member, is *ex-officio* a member of the Audit Committee.
	The audit committee should have specifically defined roles and responsibilities.	Yes	The Audit Committee has a broad mandate with well-defined roles and responsibilities. This Committee's primary duty is to assist the Boards in the proper discharge of their statutory responsibilities in regard to the review, approval and issuance of Esprit's financial statements.
	The audit committee should have direct communication channels	Yes	The auditors are present at each quarterly meeting of the Audit Committee, during which Audit Committee members discuss and review issues directly with the

	TSX Guideline	Does Esprit Comply?	Governance Procedures at Esprit
	with internal and external auditors to discuss issues.		auditors. As well, the Audit Committee meets with Esprit's auditors apart from management to determine that the auditor is satisfied with the financial statement content and disclosure.
	The audit committee should include oversight responsibility for management reporting on internal control.	Yes	The Audit Committee receives reports from the responsible financial officer of Esprit Exploration Ltd. with respect to internal controls. The Audit Committee has initiated an ongoing project to fully document and test the internal controls of Esprit and Esprit Exploration Ltd. in furtherance of future Chief Executive Officer and Chief Financial Officer certification requirements.
14.	The board should implement a system to enable individual directors to engage outside advisors at Esprit's expense in appropriate circumstances.	Yes	Individual directors may engage an outside advisor at the expense of Esprit Exploration Ltd. in appropriate circumstances. The engagement of the outside advisor is subject to the approval of the entire Board.

ESPRIT
ENERGY TRUST

Suite 900, 606 – 4th Street S.W.
Calgary, Alberta, Canada
T2P 1T1

Telephone: (403) 213-3700
Facsimile: (403) 213-3735

ESPRIT
ENERGY TRUST

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class	**TRUST UNITS**
Holder Account Number	
C9999999999	I ND

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Form of Proxy - Annual Meeting to be held on May 12, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

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To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.
- Proxy Instructions must be received by 10:00 am, Mountain Time, on May 10, 2005.

To Vote Using the Internet

- Go to the following web site:
- Proxy Instructions must be received by 10:00 am, Mountain Time, on May 10, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 010868 **HOLDER ACCOUNT NUMBER C9999999999** **ACCESS NUMBER 99999**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 10:00 am, Mountain Time, on May 10, 2005

SAM SAMPLE

C9999999999

IND CLA

Appointment of Proxyholder

I/We, being Unitholder(s) of Esprit Energy Trust hereby appoint: Stephen J. Savidant, or failing him, Stephen B. Soules

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Unitholders of Esprit Energy Trust to be held in the Lecture Theatre of The Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada on 12 May 2005 at 10:00 AM and at any adjournment thereof.

1. Election of Trustees as outlined in the Information Circular.

FOR all nominees: ▷ ☐

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WITHHOLD vote for all nominees: ▷ ☐

2. Appointment of Auditors

To appoint KPMG LLP, Chartered Accountants as auditors for the ensuing year and authorize the Board of Trustees to fix their remuneration.

For ▷ ☐ **Withhold** ▷ ☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.

99999 003401 1PS EEEQ

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces April Cash Distribution

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, April 18 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that its monthly distribution for April, to unitholders of record on May 02, 2005, will be $0.14 per trust unit. The distribution will be paid on May 16, 2005. The ex-distribution date will be April 28, 2005.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units have no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.
%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, lciulka(at)eee.ca/
(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 14:20e 18-APR-05

Computershare

600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: 1 (866) 331-6361 Fax.: (403) 267-6529

April 18, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
TSX

Dear Sirs:

Subject: Esprit Energy Trust

We confirm that the following material was sent by pre-paid mail on April 12, 2005, to the registered and non-objecting beneficial owners of the Trust Units of the subject Trust:

1. Esprit Energy Trust Annual Report to Shareholders 2004
2. Notice of Annual Meeting of Unitholders / Information Circular
3. Proxy (to registered holders only)
4. Voting Instruction Form (to NOBO holders only)
5. Update Letter

We further confirm that copies of 1, 2, 3 and 5 together with the Supplemental Mail List Card were sent by courier on April 12, 2005 to those intermediaries holding Trust Units of the Trust who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the subject Trust.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Stephen Bandola
Relationship Manager
Stephen.Bandola@Computershare.com
(403)267-6862

BENNETT JONES LLP

RECEIVED
2005 JUN -6 A 9:57

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv E. Robson
Direct Line: 403.298.3262
e-mail: robsonl@bennettjones.ca
Our File No.: 54334-13

April 21, 2005

VIA SEDAR

TO: Manitoba Securities Commission

Dear Sirs/Mesdames:

Re: Addition as Recipient Agency

Please be advised that the Manitoba Securities Commission has been added as a recipient agency for this project on behalf of Esprit Energy Trust. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv E. Robson"

Liv E. Robson
SEDAR Paralegal

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

RECEIVED
2005 JUN -6 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Liv E. Robson
Direct Line: 403.298.3262
e-mail: robsonl@bennettjones.ca
Our File No.: 54334-13

April 21, 2005

VIA SEDAR

TO: Manitoba Securities Commission

Dear Sirs/Mesdames:

Re: Addition as Recipient Agency

Please be advised that the Manitoba Securities Commission has been added as a recipient agency for this project on behalf of Esprit Energy Trust. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv E. Robson"

Liv E. Robson
SEDAR Paralegal

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stephen B. Soules, Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Esprit Energy Trust (the issuer), for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 11, 2004

(signed) *Stephen B. Soules*
Stephen B. Soules
Executive Vice President and
Chief Financial Officer of Esprit
Exploration Ltd.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stephen J. Savidant, President and Chief Executive Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Esprit Energy Trust (the issuer), for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 11, 2004

(signed) *Stephen J. Savidant*
Stephen J. Savidant
President and Chief Executive Officer of
Esprit Exploration Ltd.

THE MANITOBA
SECURITIES
COMMISSION

1130-405 Broadway
Winnipeg, Manitoba
R3C 3L6
tel: (204) 945.2548
fax: (204) 945.0330
www.msc.gov.mb.ca

SEDAR Project # 756011
N° de projet du SEDAR 756011

RECEIPT FOR AN INITIAL ANNUAL INFORMATION FORM
VISA DE NOTICE ANNUELLE INITIALE

Receipt is hereby acknowledged of an Initial Annual Information Form dated March 15, 2005 of
Le présent visa est accordé à l'égard d'une notice annuelle initiale datée du 15 Mars, 2005 et émanant de

Esprit Energy Trust

This final decision document evidences that a notice of acceptance of the regulator in **Manitoba** has been issued.

Le présent document de décision confirme qu'un avis d'acceptation a été délivré par les autorités en valeurs mobilières du **Manitoba**.

Dated at Winnipeg, Manitoba, April 25, 2005.
Fait à Winnipeg, au Manitoba, le 25 Avril, 2005.

"R. B. Bouchard"
Director, The Manitoba Securities Commission
Directeur, Commission des valeurs mobilières du Manitoba

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces First Quarter 2005 Results In Line With Expectations

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, April 28 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today its financial and operating results for the three months ended March 31, 2005.

Esprit showed solid performance and a growing ability to perform under a trust business model in this, the second quarter since its reorganization to a trust. "The acquisition of Resolute Energy during the quarter demonstrates our commitment to add value for unitholders and to increase the sustainability of the Trust." said Stephen Savidant, Esprit's President and CEO. "Esprit's ongoing operations produced results on track with our expectations and demonstrated the solid foundation the Trust is based on."

First Quarter Highlights

- On March 14, 2005, Esprit announced the proposed acquisition of Resolute Energy Inc. ("Resolute"). The transaction will be accretive to Esprit's unitholders on a number of measures. It also diversifies the Trust's production base and increases the number of development opportunities available to the Trust.
- Production averaged 10,864 barrels of oil equivalent ("boe") per day for the first quarter of 2005. This was on track with Esprit's budgeted production and generally in line with production in the previous quarter.
- Cash flow from operations before changes in non-cash working capital for the quarter totaled $22.5 million or $0.56 per unit ($0.53 per unit diluted).
- Net Earnings for the first quarter of 2005 were $11.0 million or $0.27 per unit ($0.27 per unit diluted).
- Distributions to unitholders remained constant at $0.14 per unit per month for the quarter, the level paid since the Trust's inception in October 2004.
- Commodity prices remained strong during the first quarter of 2005. Esprit's natural gas sales price averaged $7.12 per thousand cubic feet ("mcf") for the first quarter, a two percent increase from the previous quarter and $0.54 per mcf over the estimated Alberta Reference price for the first quarter.
- Unit operating costs decreased six percent from the previous quarter to average $7.58 per boe during the first three months of 2005. Lower operating costs were due to increased third party processing income and lower electricity, labour and repair costs.
- General and administrative ("G&A") costs increased to $1.61 per boe in the first quarter. Higher per boe G&A costs in the quarter can be mostly attributed to increased regulatory reporting requirements and administration costs and slightly lower production volumes.
- During the first quarter, capital expenditures amounted to $10.6 million. This included drilling six gross (three net) wells and $3.5 million spent on facilities.

"We were pleased with Esprit's performance in the first quarter of 2005." said Mr. Savidant. The Trust's original asset base is meeting our expectations and producing solid results. Following the completion of the Resolute acquisition, our asset base will be enhanced with additional high quality assets that increase our production by an estimated 6,650 boe per day, add diversification to our production and significantly increase our future

development opportunities."

The transaction is expected to close in early May, with Esprit's results reflecting the additional volumes and associated cash flow from that time onwards. The impact of these volumes will help to offset production shut in when the Olds plant is shutdown in early June for scheduled maintenance and enhancements. The full effect of the acquisition is expected to be reflected in the third and fourth quarters when Esprit's combined operations are estimated to average just over 18,000 boe per day, an increase of over 65 percent on the first quarter of 2005.

As the Trust is the continuing reporting entity to Esprit Exploration Ltd., information for prior year comparatives provided in the Management Discussion and Analysis and Consolidated Financial Statements is based on the operations as Esprit Exploration Ltd. To assist readers and enhance comparability, prior period comparable information based only on the assets transferred to the Trust is available for selected metrics and is shown where applicable in this news release. The first quarter results discussed in this news release are for Esprit only and do not include any contributions from Resolute assets.

<<

Esprit Energy Trust
Consolidated Highlights

(unaudited)	Three Months Ended March 31			Three Months Ended December 31	
FINANCIAL (000's)	2005	2004(x)	% change	2004	% change
Oil and gas revenue	42,638			44,419	(4)
Net earnings	11,029			12,179	(9)
Per unit - basic	0.27			0.31	(13)
- diluted	0.27			0.29	(7)
Cash flow	22,456			23,791	(6)
Per unit - basic	0.56			0.60	(7)
- diluted	0.53			0.56	(5)
Distributions	16,892			16,788	1
TRUST UNITS					
Weighted average - basic	40,178			39,996	1
Weighted average - diluted	42,312			42,313	-
Total Trust Units outstanding	40,289			40,183	-
Total Exchangeable Shares outstanding	1,946			2,048	(5)
PRODUCTION VOLUMES					
Natural gas (mcf/d)	54,963	56,279	(2)	55,920	(2)
Natural gas liquids (bbls/d)	1,310	1,190	10	1,436	(9)
Crude oil (bbls/d)	394	763	(48)	405	(3)
Total (boe/d) (6:1)	10,864	11,333	(4)	11,161	(3)
SALES PRICES					
Natural gas ($/mcf)	7.12	6.45	10	6.99	2
Natural gas liquids ($/bbl)	55.09	51.00	8	54.14	2
Crude oil ($/bbl)	26.43	31.08	(15)	34.75	(24)
Total ($/boe)	43.61	39.37	11	43.26	1

NETBACKS ($/boe)

Price	43.61	36.55	19	43.26	1
Royalties	(10.42)	(7.39)	41	(10.09)	3
Operating costs	(7.58)	(6.03)	26	(8.10)	(6)
Operating Netback	25.61	23.13	11	25.07	2
General and administrative costs	(1.61)			(0.91)	77
CAPITAL (000's)					
Exploration and development	5,955	13,853	(57)	4,723	26
Plant and facilities	3,450	6,831	(49)	2,450	41
Land and lease	375	510	(26)	361	4
Capitalized G&A	674	1,204	(44)	400	69
Total	10,454	22,398	(53)	7,934	32
Property acquisitions and dispositions	30	-	100	(2)	1,600
Office and computer assets	82	61	34	11	645
Total	10,566	22,459	(53)	7,943	33

(x) Q1 2004 figures shown represent only the assets transferred to the Trust as part of the Esprit Exploration Ltd. reorganization.

OPERATIONS REVIEW

Capital Program ($ millions)	Q1 2005	2005 Forecast
Drilling	6.0	22.0
Facilities	3.5	14.2
Land and seismic	0.4	1.8
Other	0.7	2.4
Total	10.6	40.4
Acquisitions/(Dispositions)	-	-
Total Net Capital Expenditures(x)	10.6	40.4

(x) Does not include any capital expenditures budgeted for Resolute assets

During the first quarter of 2005, Esprit spent $10.6 million on capital expenditures, about one quarter of its full year budget. The Trust spent $6 million on drilling which included six gross (3.2 net) wells. First quarter facilities expenditures included $0.25 million for the Red Lodge pipeline in the Olds area and $1.5 million for the Olds plant turnaround.

Resolute's 2005 capital program for the assets included in the acquisition is $36 million. A portion of this program has been spent by Resolute in the first part of the year. Esprit's combined full year capital expenditures are expected to assume the remainder of the program following the closing of the acquisition.

Some first quarter drilling plans were delayed into the second quarter due to warmer than normal weather conditions, rig availability and surface land delays. Esprit does not expect these delays to impact its drilling plans for the year due to year round accessibility of the Trust's assets. The Trust

still expects to drill the 40 wells it originally planned for 2005.

Resolute's full year drilling program includes a total of 70 gross (70 net) wells to be drilled on the assets included in the acquisition. Esprit expects to continue this drilling program and will include those wells to be drilled after the closing of the transaction in its full year 2005 budget.

Drilling Summary	Q1 2005		2005 Forecast	
	Gross	Net	Gross	Net
Olds	1	1.0	27	22
West Central Alberta	-	-	2	2
Three Hills/Swalwell	2	0.5	10	5
High River	3	1.7	1	1
Other	-	-	-	-
Total Drilling Program(x)	6	3.2	40	30

(x) Does not include any drilling planned for Resolute assets

Production summary

	Q1 2005 (boe/d)	Q4 2004 (boe/d)	2005 Full Year Forecast (boe/d)
Olds	5,688	5,422	5,800
West Central Alberta	2,874	3,196	2,700
Three Hills/Swalwell	1,273	1,381	1,300
High River	658	801	700
Other	371	361	500
Total Production(x)	10,864	11,190	11,000

(x) Does not include any production from Resolute assets

The Resolute acquisition is expected to close in early May, with Esprit's volumes reflecting the estimated additional 6,650 boe per day from that time onwards. The full effect of the acquisition is expected to be reflected in the third and fourth quarters when Esprit's combined operations are estimated to average just over 18,000 boe per day.

CORE AREA REVIEW

Olds

Production at Olds was 5,688 boe per day, up five percent compared to the previous quarter. At Olds, production capacity remained constant with the previous quarter. The increased volumes reported were mostly due to improved reliability in the area. Compressor and liquids plant outages experienced in the fourth quarter of 2004 did not reoccur in the first quarter of 2005, allowing undisturbed production and higher volumes during the quarter.

The Trust drilled one Crossfield well at Olds during the first quarter. This well has been cased and is currently being evaluated for economic viability. Several shallower wells planned for the first quarter were delayed due to surface issues. These issues have since been overcome and drilling of these wells is expected to be completed in the second quarter of 2005.

Plans for the scheduled turnaround at the Olds plant in the second quarter are proceeding well. The Olds plant is expected to be shut down for 14 days in late May/early June while major maintenance and reliability enhancements are completed. Following this shutdown, the Trust expects to see improved operational reliability, capacity enhancements and increased

production volumes in this area.

During the first quarter, work began on constructing the new Red Lodge pipeline to the north west of the Olds field. This pipeline is expected to cost approximately $1.8 million in total, with Esprit's share being about $0.5 million. This pipeline is expected to bring an additional 3.5 million cubic feet per day of Esprit and third party volumes to the Olds plant. The Trust estimates that the additional third party volumes will generate approximately $0.6 million in additional processing revenue each year. Work on this pipeline is expected to be completed during the second quarter and gas is expected to begin flowing following the Olds plant turnaround.

West Central Alberta

Production at West Central Alberta was 2,874 boe per day during the first three months of 2005, down 10 percent from the previous quarter. Production in this area was lower due to an unplanned shutdown at the third-party operated processing plant at Strachan. The plant experienced a cracked regeneration line and was shut down or running under limited capacity for eight days while it was being repaired.

During the first quarter, Esprit tied-in two wells drilled in the last quarter of 2004 but did not drill any new wells in this area. The Trust has two locations scheduled for drilling in West Central Alberta later in 2005.

During 2004, Esprit participated in a deep well at Stolberg. Initial results from this well have shown the primary target zone as uneconomic. However, Esprit and its partners are evaluating the economics of drilling a horizontal leg off the existing well bore and are also evaluating the shallower, up-hole zone opportunities.

Three Hills/Swalwell

Production at Three Hills/Swalwell was 1,273 boe per day, down eight percent from the previous quarter. Production was lower in this area due to freezing conditions experienced earlier in the quarter and natural declines. Production is expected to average approximately 1,300 boe per day for the year in this area.

Esprit drilled two gross (1.7 net) wells during the first quarter at Swalwell; both of these wells were cased as successful Viking wells and are currently awaiting favourable weather conditions for completion and tie-in. The Trust has a further eight wells planned for Swalwell this year focused around following up its successful 2004 Viking program.

The Trust has recently received approval to install a new four-inch pipeline in this area to reroute existing production in the Twining area to Esprit's operated Swalwell gathering system. This interconnect pipeline is expected to increase Esprit's control over the flow of its production volumes in this area. In addition, the Trust is planning to install a short four-inch line loop and field booster compressor to accommodate the additional production in the Swalwell gathering system.

High River

Production at the Trust's High River area averaged 658 boe per day in the first three months of the year, down 18 percent from the previous quarter. Higher than expected initial decline rates and liquid loading problems are the main causes of the lower production in this area.

During the quarter, Esprit participated in three gross (0.5 net) wells. These non-operated, low working-interest wells all targeted the Basal Quartz zone and resulted in one unsuccessful and two successful wells. These wells complete the planned drilling program at High River and Esprit does not expect to do any additional drilling in this area during 2005.

Distributions

Distributions remained constant throughout the quarter at $0.14 per unit per month, continuing to pay at the same level since the Trust's inception in October 2004. Since the end of the quarter, Esprit has also announced its

April distribution at $0.14 per unit per month. In the first quarter of 2005, Esprit paid out 75 percent of its cash flow as distributions to its unitholders. Since the Trust's inception, this brings the payout ratio to 73 percent, in line with the Trust's current distribution policy of paying out 70 to 75 percent of its cash flow over the long term, leaving the remaining 25 to 30 percent of cash flow to be reinvested and used to provide for the future sustainability of the Trust.

Balance Sheet

At March 31 2005, the Trust had $93 million in long term debt and had over a third of its existing $150 million credit facility unused. At the end of the first quarter, the Trust's net debt to cash flow ratio was 1.2 times, based on annualized first quarter cash flow. Esprit recognizes the importance of a flexible balance sheet and prudent debt levels and targets a debt to cash flow ratio of 1.0 to 1.2 times.

Esprit has recently completed negotiations with a syndicate of Canadian banking institutions to expand its current credit facility. Following the successful completion of the Trust's acquisition of Resolute, Esprit's credit facility will be expanded from $150 million to $250 million. The banking syndicate on this facility will be made up of CIBC, Bank of Nova Scotia, Royal Bank and National Bank.

Proposed Resolute Energy Acquisition Update

On March 14, 2005 Esprit announced the proposed acquisition of the shares of Resolute. Certain Resolute assets will be transferred to a junior exploration and coal bed methane development company, leaving Esprit with the majority of Resolute's assets. Integration plans are well underway for this proposed acquisition and Esprit is very positive about the benefits these assets will bring to the Trust.

Esprit's business strategy focuses on the efficient production and development of its asset base to maintain production levels. The Trust also pursues value-adding acquisitions opportunities to grow that asset base. The Resolute transaction fits well with Esprit's strategy and results in substantial growth of Esprit's asset base. It is accretive to unitholders on a per unit basis in terms of net asset value, cash flow and production. It improves the sustainability of the Trust and its cash distributions by strengthening the balance sheet, adding significant development opportunities and diversifying the Esprit's production base. The acquisition increases the size of the Trust, increasing its trading liquidity and improving its access to capital.

The acquisition remains subject to the approval of Resolute's shareholders and the Court of Queen's Bench of Alberta. Resolute shareholders will vote on this transaction at a special meeting set for April 29, 2005. Assuming all necessary approvals are received in a timely manner, it is anticipated that the transaction will be completed on April 29, 2005.

2005 Guidance

Esprit's guidance for 2005 remains unchanged. Excluding the proposed Resolute acquisition, production is expected to average 11,000 boe per day during 2005. However this level will not be uniform throughout the year. In particular, the second quarter volumes are expected to be significantly lower due to the two week period when the Olds plant is shutdown for its major maintenance turnaround. Volumes will also be impacted in this quarter by planned major maintenance at the third party owned Ram River plant. This plant is located in the Trust's West Central Alberta area and processes the Trust's Blackstone production. The operational restrictions experienced over the past three quarters at the Olds plant are expected to be resolved during the planned maintenance in mid 2005 and production is expected to increase for the second half of the year. Following a successful completion of the Resolute acquisition, Esprit expects to add an additional 6,650 boe per day of production.

Operating and G&A costs for 2005 continue to be forecast at annual averages of $7.00 per boe and $1.45 per boe respectively. These costs are not expected to change materially following the integration of Resolute's assets.

Esprit's full year capital program remains unchanged at $40 million for 2005. Resolute has a full year 2005 capital program of $36 million for the assets included in the proposed acquisition.

Conference Call

Esprit will be conducting a conference call at 9.30am MDT (11.30am EDT), on Friday, April 29, 2005. Callers from the Toronto area may dial 416-640-4127 and all other participants may dial the toll free number 1-800-814-4860 to join the call. A taped recording will be available until Friday May 13, 2005 by dialing 416-640-1917 from the Toronto area and 1-877-289-8525 from all other areas. The passcode is 21122922 followed by the number sign.

This call will also be broadcast live on the internet and may be accessed at Esprit's website www.eee.ca or via the following link http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1113420.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in West Central and Southern Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units hold no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

All calculations converting natural gas to crude oil equivalent have been made using the ratio of six thousand cubic feet of natural gas to one barrel of crude oil equivalent.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A has been prepared as of April 28, 2005.

The following discussion and analysis ("MD&A") of financial and operating results should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2005 (contained in this quarterly report) and the audited consolidated financial statements and MD&A of Esprit Energy Trust (the "Trust") for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture and a Plan of Arrangement which became effective October 1, 2005. The Company is a subsidiary of the Trust.

Per share information is based on a consolidation of the Company shares on a 4 for 1 basis as part of the Plan of Arrangement.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency

conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principles ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable with the calculation of similar measures for other entities. The following non-GAAP measures are used in this MD&A:

(1) Cash flow equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.
(2) Net debt equals bank debt plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total financial leverage.
(3) Long-term debt to cash flow ratio equals the total long-term debt on the balance sheet divided by cash flow (as defined above). Long-term debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.
(4) Netbacks equal total revenue per boe less royalties per boe, operating costs per boe and general and administrative costs per boe. Total boes are calculated by multiplying the average daily production by the number of days in the period. Netback is a useful measure to compare the Trust's operations with those of its peers.

This MD&A contains forward-looking or outlook information with respect to the Trust. The use of the words "anticipate", "continue", "estimate", "may", "will", "project", "believe", "outlook", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of this MD&A and neither the Trust, nor the Company undertake any obligation to publicly update or revise these statements to reflect new information, subsequent or otherwise.

PLAN OF ARRANGEMENT

On October 1, 2004 the Company completed a reorganization by plan of arrangement (the "Arrangement") into Esprit Energy Trust (the "Trust") and ProspEx Resources Ltd. ("ProspEx"). The Arrangement was approved by securityholders on September 27, 2004 and was effective on October 1, 2004. The arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A trust unit, Class B trust unit or exchangeable share of the trust, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share. The units of Esprit Energy Trust and the common shares of ProspEx commenced trading on the Toronto Stock Exchange on October 5, 2004 as distinct and separate securities.

The Trust effectively acquired approximately 90 percent of the producing assets of the former Company. The remainder of the properties of the Company, consisting of certain prospective natural gas weighted assets and undeveloped land, were transferred to ProspEx. After giving effect to the Arrangement, the financial statements of the Trust have been prepared on a continuity of

interests basis which recognizes the Trust as the successor to Esprit Exploration Ltd. Accordingly, the consolidated financial statements for the year ended December 31, 2004 reflect the financial position, results of operations and cash flow as if the Trust had always carried on the business of the Company. All comparative figures prior to and including the third quarter of 2004 in the consolidated financial statements and this MD&A are the previous consolidated results of the Company and, as such, will not be comparable for all periods presented. The fourth quarter of 2004 was Esprit's first quarter as a trust.

TRUST OVERVIEW AND HIGHLIGHTS

The Trust is a conventional, independent, Canadian energy trust involved in the production and development of petroleum and natural gas in western Canada. The Trust's principle properties are in Alberta. The Trust's operations are characterized by long-life, gas-focused assets.

As at December 31, 2004, the Trust had total proved reserves of 38.2 million boe as evaluated by our independent reserves evaluators, Gilbert Lausten Jung Associates Ltd. Of this total, approximately 30.6 million boe were proved producing reserves. The Trust's production is heavily weighted toward natural gas and natural gas liquids with oil representing only approximately four percent of total production at March 31, 2005.

The Trust distributes a large percentage of its cash flow to investors. Cash flow not distributed is utilized to partially fund the finding and development of oil and natural gas reserves and optimization of current production. The Trust's strategy is to maintain stable distributions and to grow production and reserves through a combination of strategic, accretive acquisitions and internally identified exploitation opportunities. The Trust has a significant undeveloped land base and an inventory of drilling prospects in its core areas.

On March 14, 2005, Esprit announced that it had entered into an agreement whereby, through a Plan of Arrangement, Esprit would acquire the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares trade on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. As part of the plan of arrangement, certain Resolute assets will be transferred to a separate exploration and coalbed methane development company, called Cordero Energy Inc., to be owned by the existing shareholders of Resolute. The Board of Directors of Resolute has called a Special Meeting of Shareholders to approve the plan of arrangement on April 29, 2005. The acquisition remains subject to the approval of Resolute's shareholders, the Court of Queen's Bench of Alberta and certain regulatory agencies. Assuming all necessary approvals are received in a timely manner, it is anticipated that the transaction will be completed on April 29, 2005.

Should the plan of arrangement be approved, the Trust will issue approximately 24.1 million trust units. On a combined basis, Esprit's estimated net debt will be approximately $150 million after the close of the transaction. The assets acquired through this transaction would increase Esprit's production by approximately 60 percent and reduce the Trust's concentration of assets in the Olds area. The Resolute assets are predominantly sweet, natural gas properties and would increase the Trust's proportion of sweet gas production from 29 percent to 55 percent of its total gas production. An additional 15.7 million barrels of oil equivalent ("mmboe") of proved reserves and 20.4 mmboe of proved plus probable reserves would be added to Esprit's asset base as a result of this acquisition.

FINANCIAL REVIEW

NET EARNINGS AND CASH FLOW

($ 000's except per unit amounts)	Q1 2005	Q1 2004	Q4 2004
Net earnings	11,029	7,684	12,179
Cash flow	22,456	23,591	23,791
Net earnings per unit - basic	0.27	0.19	0.31
Cash flow per unit - basic	0.56	0.59	0.60
Net earnings per unit - diluted	0.27	0.19	0.29
Cash flow per unit - diluted	0.53	0.58	0.56
Basic weighted average units	40,178	39,962	39,867
Diluted weighted average units	42,312	40,351	42,313
Cash distributions per unit	0.42	-	0.42

Cash flow for the first quarter of 2005 was $22.5 million, down $1.1 million or five percent from the first quarter of 2004 and $1.3 million or six percent from the fourth quarter of 2004, Esprit's first quarter of operations as a trust (prior thereto the results of operations are those of Esprit Exploration Ltd.). For the first quarter of 2005 compared to the same quarter of 2004, increased revenues due to higher prices were more than offset by the transfer of certain producing properties to ProspEx. Compared to the fourth quarter of 2004, higher revenue due to higher commodity prices and lower operating costs were more than offset by a decrease in production volumes and higher general and administrative costs.

Net earnings for the first three months of 2005 of $11.0 million were up 44 percent from 2004. The increase was due to lower non-cash items including depletion and income taxes. These items are discussed in more detail below. Net earnings for the first quarter of 2005 compared to the final quarter of 2004 decreased $1.2 million or 9 percent. The decrease is due largely to the same items that impacted cash flow; lower production volumes and higher general and administrative costs.

OIL AND NATURAL GAS REVENUE

	Q1 2005	Q1 2004	Q4 2004
Oil and gas revenue ($ thousands)	42,638	45,228	44,419
Production Volumes			
Natural gas (mcf/d)	54,963	64,211	55,920
Natural gas liquids (bbl/d)	1,310	1,245	1,436
Oil (bbl/d)	394	783	405
Total (boe/d)	10,864	12,730	11,161
Sales Prices			
Natural gas ($/mcf)	7.12	6.40	6.99
Natural gas liquids ($/bbl)	55.09	50.24	54.14
Crude oil ($/bbl)	26.43	30.32	34.75

Oil and natural gas revenue for the first three months of 2005 was $42.6 million, down 6 percent from $45.2 million in the same quarter of 2004. This decrease was due to a 15 percent decrease in production volumes, due largely to the transfer of certain assets to ProspEx, offset partially by a 12 percent rise in overall commodity prices received by the Trust. Oil and natural gas revenues decreased by $1.8 million or 4 percent compared to the fourth quarter of 2004, due mostly to a decrease in production volumes as commodity prices remained relatively flat quarter over quarter.

Prices and product marketing

In the first three months of 2005, the Company's marketing activities resulted in an average price of $7.12 per mcf at the plant gate. This is $0.54

per mcf higher than the expected Alberta Reference Price for the quarter. The Alberta Reference Price is the average plant gate natural gas price received by all Alberta gas producers for their product as published by the Department of Energy of the Province of Alberta. The first quarter 2005 average price received for natural gas has increased eleven percent to $7.12 per mcf compared to the average first quarter 2004 price of $6.40 per mcf.

The average NGL sales price received in the first quarter of 2005 of $55.09 per bbl is up 10 percent from the same period of 2004.

Esprit's average oil price in the first quarter of 2005 was $26.43 per bbl, which is down 13 percent compared to the first quarter of 2004. This decrease is due to a widening heavy oil differential combined with a smaller portion of Esprit's 2005 total oil production being light sweet oil, as compared to the first quarter of 2004. Furthermore, condensate prices increased throughout the period. Condensate is blended with heavy oil to bring it to a lighter specification.

As part of its risk management policy which is described in more detail below, Esprit enters into commodity price derivative contracts to provide downside price protection. When compared to market indices, natural gas hedging activities increased gas revenue by $1.2 million ($0.24 per mcf) for the first quarter of 2005 and decreased revenue by $0.3 million ($0.07 per mcf) in the first quarter of 2004.

For the remainder of 2005, the Trust has none of its crude oil production and approximately 33 percent of its estimated annual natural gas production (excluding Resolute production) hedged via fixed price contracts. An additional 4 percent of natural gas volumes are protected via collars. At March 31, 2005, the cost to settle all of the Trust's contracts would have been approximately $2.9 million.

Energy commodity prices can fluctuate due to changes in the geo-political environment, weather conditions, supply disruptions and variations in demand. The Trust aims to limit the volatility in its cash flow and, in turn, provide stability to its distributions. The Trust has a written policy delegating limited authorities to management to implement commodity price hedges. The Audit Committee of the Board of Trustees meets with management quarterly to review the Trust's hedging strategy and the hedges in place. It is expected that no more than 30 to 35 percent of the Trust's production would be exposed to fixed price or upside limiting hedges at any point in time. In the case of a material acquisition, the Trust may consider using hedges on a larger portion of the acquired production to lock in the transaction economics. In the event that prices rise above the price specified in the hedge, Esprit will be unable to capture the associated incremental revenue.

Production

	Q1 2005	Q1 2004	Q4 2004
Natural gas (mcf/d)	54,963	64,211	55,920
Natural gas liquids (bbl/d)	1,310	1,245	1,436
Oil (bbl/d)	394	783	405
Total (boe/d)	10,864	12,730	11,161
Natural gas	84%	84%	84%
Natural gas liquids	12%	10%	13%
Oil	4%	6%	3%
Total	100%	100%	100%

Total average daily oil equivalent production for the first quarter of

2005 of 10,864 boe per day represents a 15 percent decrease over the first quarter of 2004 production. This was due to the transfer of approximately 10 percent of Esprit's producing assets to ProspEx as part of the Plan of Arrangement as well as unscheduled third party plant downtime and weather related operational issues. Production volumes for the first quarter of 2005 were down three percent compared to the fourth quarter of 2004 due to natural declines in some of the Trust's new wells which were brought on stream in the fourth quarter of 2004.

Esprit's first quarter 2005 average natural gas production of 55.0 million cubic feet ("mmcf") per day reflects a 14 percent decrease over first quarter 2004 natural gas production of 64.2 mmcf per day. The production decreases were due to the loss of production from properties that were transferred to ProspEx as well as some unscheduled third party plant downtime and other weather-related operational issues. The majority of the production that was transferred to ProspEx during the reorganization of the Company was natural gas production. First quarter 2005 natural gas production was also down two percent compared to the fourth quarter of 2004 due to natural declines in several wells which were brought on stream in the final quarter of 2004.

Natural gas liquids ("NGL") production of 1,310 bbls per day was five percent higher than the first quarter of 2004 of 1,245 bbls per day. The production transferred to ProspEx was relatively dry gas and therefore did not result in a significant decrease in NGL production for the Trust.

In 2005, oil production averaged 394 bbls per day, a decrease of 50 percent compared to the same quarter of 2004. During the third quarter of 2004 the Company's oil production in Saskatchewan encountered water intrusion and sand problems. Production from these wells has not recovered to previous levels and is not expected to return to the levels seen in the first half of 2004. Oil production for the first quarter of 2005 has remained relatively flat compared to the fourth quarter of 2004 and reflects the reduced production levels from this area.

Excluding the proposed Resolute acquisition, production is expected to average 11,000 boe per day during 2005. However, this level will not be uniform throughout the year. In particular, the second quarter volumes are expected to be significantly lower due to the two week period when the Olds plant is shut down for its major maintenance turnaround. Volumes will also be impacted in the second quarter by planned major maintenance at the non-owned Ram River plant located in the Trust's West Central Alberta area and which processes the Blackstone production. Certain operational restrictions experienced at the Olds plant are expected to be resolved during the planned maintenance and production is estimated to average 11,600 boe per day for the second half of the year.

ROYALTIES

	Q1 2005	Q1 2004	% Change	Q4 2004	% Change
Total royalties (net of ARTC) ($ thousands)	10,190	10,693	(5)	10,358	(2)
As a % of oil and gas sales	24	24	-	23	4
Per boe	10.42	9.23	13	10.09	3

Royalty expense of $10.2 million for the first three months of 2005 decreased from the prior year's royalty expense of $10.7 million in proportion with revenue. The total royalties as a percentage of revenue were 24 percent in both the first quarter of 2004 and 2005 and were only slightly lower in the fourth quarter of 2004 at 23 percent. The royalty rate for the remainder of 2005 is expected to be approximately 24 percent.

OPERATING COSTS

	Q1 2005	Q1 2004	% Change	Q4 2004	% Change
Operating Expenses ($ thousands)	7,412	7,960	(7)	8,321	(11)
Per boe	7.58	6.87	10	8.10	(6)

Esprit's first quarter operating costs were $7.4 million or $7.58 per boe compared to $8.0 million or $6.87 per boe for the first quarter of 2004. The first quarter 2005 per unit operating costs are higher than the same period of 2004 due to an increase in the scope and associated accrued costs of the Olds turnaround. Further, the properties transferred to ProspEx had low operating costs relative to Esprit's other properties which lowered Esprit's total per unit operating costs prior to the trust conversion. The total and per unit operating costs are lower in the first quarter of 2005 as compared to the final quarter of 2004 due to higher third party processing income and lower electricity and workover costs. Operating costs are expected to average $7.00 per boe for the full year of 2005.

DEPLETION, DEPRECIATION & AMORTIZATION

	Q1 2005	Q1 2004	% Change	Q4 2004	% Change
Depletion, depreciation and amortization ($ thousands)	10,186	11,323	(10)	10,600	(4)
Per boe	10.42	9.77	7	10.32	1

Depletion, depreciation and amortization ("DD&A") expense in 2005 was $10.2 million; down from $11.3 million in the first quarter of 2004, however per unit DD&A increased to $10.42 per boe from $9.77 per boe. The decrease in total DD&A expense is a result of an increase in the depletion rate which was partially offset by a decrease in production volumes. Contributing to the increase in the depletion rate was the transfer of a significant portion of the Company's undeveloped properties to ProspEx. In the calculation of DD&A expense, these amounts are excluded from the depletable asset base. As a result, the Trust must apply a higher depletion rate to its production in determining its DD&A expense. The future DD&A rate will continue to increase as current year finding and development costs are greater than Esprit's historical rate.

GENERAL AND ADMINISTRATIVE

	Q1 2005	Q1 2004	% Change	Q4 2004	% Change
General and administrative costs ($ thousands)	1,573	1,471	7	933	69
Per boe	1.61	1.27	27	0.91	77

First quarter net general and administrative expenses increased 7 percent to $1.6 million from $1.5 million in 2004. Per unit general and administrative expenses for the quarter were $1.61 per boe compared to $1.27 per boe in 2004. The increase in general and administrative costs, both from the same quarter of 2004 and the final quarter of 2004, is due to increased administration associated with managing an income trust as well as increased regulatory

reporting requirements. Lower production also negatively impacted per unit general and administrative costs. Per unit general and administrative costs are expected to average $1.45 per boe for the full year of 2005.

INTEREST EXPENSE

Interest expense in the first three months of 2005 of $0.9 million is up $0.1 million from $0.8 million in the same quarter of the prior year. The increase in average long-term debt compared to 2004 was partially offset by lower interest rates experienced by the Trust. The average rate on the utilized portion of the credit facility was 3.6 percent in 2005 compared to 3.9 percent in 2004.

INCOME TAXES

Esprit has not paid any current income taxes in 2005, with the exception of Federal large corporations tax and Saskatchewan capital tax.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made between the operating company and the Trust which ultimately transfer both the income and tax liability to the unitholders. It is therefore expected that the Trust will not incur any cash income taxes in the near future.

CAPITAL EXPENDITURES

($ thousands)	Q1 2005	Q1 2004	% Change	Q4 2004	% Change
Exploration and Development	10,454	35,638	(71)	7,934	32
Acquisitions & Dispositions	30	-	100	(2)	1,600
Office and computer assets	82	61	34	11	645
Total	10,566	35,699	(70)	7,943	33

Net capital expenditures for the first quarter of 2005 of $10.6 million are 70 percent lower than the same quarter of 2004. As a Trust, capital spending is scaled back significantly, particularly exploratory expenditures, focusing on the development of existing assets. The majority of the capital in the first quarter was spent in the Olds and High River areas. Of the total capital spent in the first quarter, $6.1 million was spent on drilling and completions while $3.5 million was spent on facilities.

The full year 2005 guidance for capital spending before acquisitions is $40 million. The Trust is expected to spend approximately $22 million on drilling activities, $14 million on facilities, and $4 million on land and other capital. If the Resolute acquisition is approved by Resolute shareholders, the capital program will be revised and expanded.

LIQUIDITY AND CAPITAL RESOURCES
(000's except ratios)

	Q1 2005	Q1 2004	Q4 2004
Total assets	$383,333	$411,358	$383,527
Total long-term liabilities	$123,062	$100,518	$116,605
Long-term debt	$93,166	$77,634	$86,875
Working capital deficiency	$14,940	$5,411	$16,140
Net debt	$108,106	$83,045	$103,015
Long-term debt to cash flow ratio	1.04	0.88	1.00
Long-term debt to equity ratio	0.46	0.28	0.42
Outstanding units	40,289	39,980	40,183

The Trust's liquidity and capital requirements are fulfilled through operating cash flow and existing credit facilities. As at March 31, 2005, total long-term debt was $93.2 million reflecting a 1.04 long-term debt to cash flow ratio based on first quarter annualized cash flow. While higher than the prior year's long-term debt to cash flow ratio of 0.88, this is still relatively low when compared to Esprit's peers. The Trust targets a debt to cash flow ratio of 1.0 to 1.2 times. The Trust has a $150 million credit facility leaving $56.8 million of unused bank borrowing capability at the end of the quarter. This loan facility is subject to an annual review by the lenders and it is anticipated that the loan will be extended. A significant drop in estimated reserves or estimated future prices could result in the loan facility not being renewed or a decrease in the loan facility. Were the loan facility not renewed or significantly decreased, the Trust's ability to pay distributions would be adversely impacted.

The Trust has recently completed negotiations with a syndicate of four Canadian banks to replace its current credit facility. Following the successful completion of the Trust's acquisition of Resolute, Esprit's credit facility will be expanded from $150 million to $250 million.

Future debt levels are primarily dependent on the Trust's operating cash flow, distributions and capital program. Long-term debt in 2005 is projected to increase as the 2005 capital program and cash distributions are expected to exceed cash flow. The credit facility, together with cash generated from operations, will be sufficient to meet Esprit's near term capital requirements and provide the Company with the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices or a significant reduction in the Trust's oil and gas reserves could impact the Trust's access to bank credit facilities and its ability to fund operations and maintain distributions.

The Company does not have any off balance sheet financing arrangements.

OUTSTANDING TRUST UNIT DATA

As at April 27, 2005, the Trust had 42,185,731 Trust units and exchangeable shares outstanding, comprised of 11,099,557 Class A units, 29,278,931 Class B units and 1,807,243 exchangeable shares outstanding. 1,931,021 units are issuable upon conversion of the exchangeable shares applying the exchange ratio at April 15, 2005. During 2005, a total of 0.1 million exchangeable shares have been exchanged for trust units.

Units of the Trust trade on the Toronto Stock Exchange. During the period January 1, 2005 to March 31, 2005, the units traded in the range of $12.10 to $13.49, with an average daily trading volume of approximately 250,000 of the Class B units and 120,000 of the Class A units.

The Trust established a Performance Unit Incentive Plan concurrent with the Plan of Arrangement. Under the Performance Unit Incentive Plan, the trustees may grant up to 5 percent of the number of Class A units and Class B units (including Class B units issuable upon the exchange of exchangeable shares) outstanding from time to time to trustees, officers, employees of, or providers of services to the Trust. Currently there are 2.1 million units issuable under the plan. Performance units vest over a period of three years. The value of the payout under the Performance Unit Incentive Plan is dependant on the performance of the Trust relative to its peers over the period and as assessed by the Board of Trustees. The Trust granted 202,412 performance units (net of cancelled performance units) during the first quarter of 2005. The Trust recorded compensation expense and contributed surplus of $0.4 million in the first quarter of 2005 based on the estimated fair value of the units on the date of grant.

CASH DISTRIBUTIONS

The Trust's current distribution policy incorporates the Trust retaining approximately 25 to 30 percent of cash flow to finance capital expenditures.

The capital program is expected to be financed from this retained cash flow and additional drawdowns on the bank facility. In the event that commodity prices are higher than anticipated and a cash surplus develops in a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase the capital program. In the event that commodity prices and/or production are lower than expected, the Trust may decrease distributions, increase debt and/or decrease the capital program.

Esprit pays distributions monthly, to unitholders of record at the end of each month. Distributions are paid on the 15th of the following month or the following business day. The actual amount of the distribution is determined by the Board of Trustees and is dependent upon the commodity price environment, production levels and the amount of capital expenditures to be funded from cash flow.

Distributions remained constant throughout the quarter at $0.14 per unit per month and have been that level since the Trust's inception in October 2004. Since the end of the quarter, Esprit has also announced its April 2005 distribution at $0.14 per unit. In the first quarter of 2005, Esprit paid out 75 percent of its cash flow as distributions to its unitholders. Since the Trust's inception, the total payout ratio is 73 percent, in line with the Trust's current distribution policy of paying out 70 to 75 percent of its cash flow.

It is expected that approximately twenty-five percent of the 2005 distributions will represent a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the trust units held by unitholders. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually based on current and accumulated earnings in accordance with U.S. tax law. In 2004, 41.74 percent of the distributions made in 2004 were dividends that were "Qualifying Dividends". The remaining 58.26 percent was a tax-deferred reduction to the cost of the units for tax purposes.

New Accounting Pronouncements

Exchangeable Securities

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") issued an Emerging Issues Committee ("EIC") pronouncement on "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The guidance is effective for financial statements issued for periods ending on or after June 30, 2005. The Trust early adopted this EIC in the fourth quarter of 2004. The EIC addresses how exchangeable securities of a subsidiary should be presented on the consolidated balance sheet of an income trust, how these securities should be measured, the accounting treatment of conversion of exchangeable securities and the treatment of exchangeable securities in calculating earnings per share. The portion of earnings attributable to exchangeable securities of the Trust is presented as "non-controlling interest" on the statement of earnings. Equity capital attributable to non-controlling interest is presented as non-controlling interest above unitholders' equity on the balance sheet.

Subsequent Events

In March 2004, the CICA issued an exposure draft that proposes to extend the period during which subsequent events are required to be disclosed to include those events that occur between the date of the balance sheet and the date when the financial statements are authorized for issue. Currently, subsequent events are only required to be disclosed if they occur prior to the audit report date. This proposed exposure draft is effective for fiscal periods beginning on or after January 1, 2005. Esprit has adopted this new guideline in the first quarter of 2005.

QUARTERLY OPERATING RESULTS

(in thousands of dollars, except per unit amounts)

	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2
Oil and gas revenue	42,638	44,419	46,351	48,651	45,228	41,602	41,722	42,508
Net earnings	11,029	12,179	(185) (1)	8,421	7,684	8,559	7,528	9,644
Cash flow	22,456	23,791	13,880	25,513	23,591	23,095	21,605	22,278
Net earnings per unit - basic	0.27	0.31	(0.01)	0.21	0.19	0.21	0.19	0.24
Net earnings per unit - diluted	0.27	0.29	(0.01)	0.21	0.19	0.21	0.19	0.24
Cash flow per unit - basic	0.56	0.60	0.34	0.64	0.59	0.58	0.54	0.56
Cash flow per unit - diluted	0.53	0.56	0.34	0.63	0.58	0.57	0.54	0.56

(1) A loss was recorded in the period as a result of transaction costs incurred relating to the Plan of Arrangement

OTHER INFORMATION ON THE TRUST

Other information concerning the Trust, including the Annual Information Form, can be located at www.sedar.com under the profile Esprit Energy Trust.

Reader's Advisory:

- Certain comparative amounts have been reclassified to conform to current period presentation.
- In accordance with NI 51-101 all numbers stated in barrel of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated.

Esprit Energy Trust
Consolidated Balance Sheets
(Stated in thousands of dollars)

	March 31 2005 (unaudited)	December 31 2004 (audited)
Assets		
Current assets		
Accounts receivable	$ 22,239	$ 22,972
Prepaid expenses	3,045	2,773
	25,284	25,745
Capital assets, net	358,049	357,758
Other assets	-	24
Total assets	$ 383,333	$ 383,527

Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 34,592	$ 36,265
Distributions payable	5,632	5,620
	40,224	41,885
Long-term debt (note 4)	93,166	86,875
Asset retirement obligation	11,103	11,006
Future income tax liability (note 5)	18,793	18,724
Total liabilities	163,286	158,490
Non-controlling interest (note 7)	15,517	15,731
Unitholders' equity		
Unitholders' capital (note 6)	298,133	297,476
Contributed surplus (note 9)	430	-
Accumulated cash distributions (note 3)	(33,680)	(16,788)
Deficit	(60,353)	(71,382)
Total unitholders' equity	204,530	209,306
Total liabilities and unitholders' equity	$ 383,333	$ 383,527

See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Net Earnings and Deficit
For the three months ended March 31,
(unaudited)

(Stated in thousands of dollars, except per unit amounts)	2005	2004
Revenue		
Oil and gas	$ 42,638	45,228
Royalties	(10,190)	(10,693)
	32,448	34,535
Expenses		
Operating	7,412	7,960
Depletion, depreciation and amortization	10,186	11,323
General and administrative	1,573	1,471
Interest	884	786

	2005	2004
Stock/unit-based compensation (note 9)	430	255
Other	17	227
Accretion of asset retirement obligation	193	237
	20,695	22,259
Earnings before income taxes and non-controlling interest	11,753	12,276
Income taxes (note 5)		
Current	96	255
Future	70	4,337
	166	4,592
Earnings before non-controlling interest	11,587	7,684
Non-controlling interest (note 7)	558	-
Net earnings for the period	11,029	7,684
Deficit, beginning of period	(71,382)	(99,481)
Deficit, end of period	$ (60,353)	(91,797)
Net earnings per unit - Basic	0.27	0.19
- Diluted	0.27	0.19

See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Cash Flow
For the three months ended March 31,
(unaudited)

(Stated in thousands of dollars)	2005	2004
Operations		
Net earnings for the period	$ 11,029	7,684
Items not involving cash		
Depletion, depreciation and amortization	10,186	11,323
Stock/unit-based compensation	430	253
Accretion of asset retirement obligation	193	237
Future income taxes	70	4,337
Non-controlling interest	558	-
Asset retirement expenditures	(10)	(243)
Cash flow from operations before changes in non-cash working capital	22,456	23,591
Changes in non-cash working capital from operations	(3,801)	3,728

	18,655	27,319
Financing		
Plan of Arrangement and Trust unit issuance costs	(115)	-
Issuance of shares on exercise of stock options	-	414
Distributions	(16,892)	-
Distributions payable	12	-
Change in long-term debt	6,291	7,316
	(10,704)	7,730
Investments		
Exploration and development expenditures	(10,454)	(35,638)
Acquisition of oil & gas properties	(30)	-
Office and computer assets	(82)	(61)
Other	24	207
	(10,542)	(35,492)
Changes in non-cash working capital from investments	2,591	443
	(7,951)	(35,049)
Change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$ -	-
Supplementary cash flow information		
Cash taxes paid	$ 340	320
Interest paid	$ 872	743

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars, unless otherwise indicated)

1. BASIS OF PRESENTATION

Esprit Energy Trust (the "Trust") was established on October 1, 2004 under a Plan of Arrangement (the "Arrangement") involving the Trust, Esprit Exploration Ltd. (the "Company"), and ProspEx Resources Ltd ("ProspEx"). Under the Arrangement the Company transferred certain producing and exploratory oil and gas assets to ProspEx. The Arrangement resulted in Esprit Exploration Ltd. shareholders receiving 0.25 of either a Class A Trust Unit, Class B Trust Unit or exchangeable share of the Company, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share.

The consolidated financial statements, prior to the Arrangement, include the Company and its subsidiaries. Upon completion of the Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company. The 2004 financial statements reflect the results of operations and cash flow of the Company and its subsidiaries for the period from January 1, 2004 to September 30, 2004 and the results of operations of the Trust and its subsidiaries for the period from October 1, 2004 to December 31, 2004. The comparative figures for the first three months of 2004 are the

results of the Company and its subsidiaries. Due to the conversion into a trust, certain information included in the financial statements for prior periods may not be comparable. The term "units" has been used to identify trust units issued on or after October 1, 2004 as well as the common shares outstanding prior to the conversion on October 1, 2004.

The interim unaudited consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004.

2. CHANGES IN ACCOUNTING POLICIES
Hedging Relationships

During 2004 the Trust prospectively adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants ("CICA"). This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirements to assess the effectiveness of hedging relationships. Also during 2004, an amended pronouncement of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants became effective requiring financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. To date, the only derivative financial instruments used by the Trust are commodity price contracts which are designated as hedges by the Trust. The adoption of this guideline did not have a material impact on the Trust's financial position or results of operations.

Certain comparative amounts have been reclassified to conform with current year's presentation.

3. RECONCILIATION OF DISTRIBUTIONS

	Three months ended March 31 2005	2004
Cash distributions	$ 16,892	-
Accumulated cash distributions, beginning of period	16,788	-
Accumulated cash distributions, end of period	$ 33,680	-
Cash distributions per unit(1)	$ 0.42	-
Accumulated cash distributions per unit, beginning of period	0.42	-
Accumulated cash distributions per unit, end of period	$ 0.84	-

(1) represents the sum of the per trust unit paid monthly to unitholders

4. LONG TERM DEBT

The Trust currently has a $150 million extendible revolving term credit facility. The credit facility is secured by a $250 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of this facility for the quarter was approximately 3.6 percent (fourth quarter 2004 - 3.4 percent). The facility is fully revolving until June 30, 2005 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on July 1, 2006.

The Trust has no debt denominated in a foreign currency.

5. FUTURE INCOME TAXES

The provision for future income taxes differs from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to earnings before income taxes. The reasons for these differences are as follows:

	2005	2004
Earnings before income taxes for the three months ended:		
March 31	$ 11,753	$ 12,276
Rate	38.62%	39.62%
Computed expected provision for future income taxes	4,539	4,864
Increase (decrease) in taxes resulting from:		
Non-deductible Crown payments, net of ARTC	1,693	1,966
Resource allowance	(2,038)	(1,769)
Net income of the Trust and other(1)	(4,054)	13
Non-deductible unit-based compensation	166	-
Effect of change in tax rate	(236)	(737)
	70	4,337
Capital taxes	96	255
Income tax expense	$ 166	$ 4,592

(1) Net income of the trust represents the income of the trust that is taxed directly in the hands of the unitholders.

6. UNITHOLDERS CAPITAL

The capital structure of the Trust consists of Class A Trust Units and Class B Trust Units. The Class A Trust Units and Class B Trust Units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution. Class A Trust Units have no residency restrictions whereas the Class B Trust Units may only be held by Canadian residents. The number of Class A Trust Units outstanding at any point in time may not exceed 80% of the number of Class B Trust Units outstanding at such time. Class B Trust Units may not be converted into Class A Trust Units.

The Trust may, at its sole discretion, redeem Class A Trust Units for either cash or unsecured, subordinated promissory notes of the Trust.

The redemption price for the Class A Trust Units is the lesser of the ten trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption. Class A Trust Units and Class B Trust Units are redeemable at the option of the unitholder at the lesser of the ten trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption.

(a) Issued and Outstanding
A summary of unitholders' equity for the quarter ended March 31, 2005 is as follows:

	Number of Units (thousands)	Amount
Units outstanding as at December 31, 2004	40,183	$ 297,476
Plan of Arrangement and Trust unit issuance costs	-	(115)
Units issued on conversion of exchangeable shares	106	772
Total Trust units as at March 31, 2005	40,289	$ 298,133

(b) Per Unit Amounts
Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include the dilutive effect of performance units using the contingently issuable share provisions, stock options according to the treasury stock method and exchangeable shares using the "if-converted" method. The contingently issuable share provisions use the performance criteria in existence at the end of the period. An adjustment to the numerator amount was required in the diluted calculation to provide for the earnings ($0.6 million) attributable to the non-controlling interest pertaining to the exchangeable shareholders. The following table summarizes the Trust Units used in calculating net earnings per unit.

	Three Months Ended March 31	
	2005	2004
Weighted average number of units outstanding - basic	40,178	39,962
Effect of stock options/performance units	50	389
Trust units issuable on conversion of exchangeable shares	2,084	-
Weighted average number of units outstanding - diluted	42,312	40,351

7. NON-CONTROLLING INTEREST
Exchangeable shares of the subsidiary are exchangeable at any time, based on the exchange ratio, into Class B Trust Units at the option of the holder. Exchangeable shares may only be held by Canadian residents. The exchange ratio is increased monthly based on the cash distributions paid and the average market trading price over the 5 days ending on the distribution record date. Cash distributions are not paid on exchangeable

shares.

On the third anniversary of the issuance of exchangeable shares, the Trust will issue Class B Trust Units in exchange for all outstanding exchangeable shares based on the then applicable exchange ratio. The following table summarizes the exchangeable shares exchanged for Class B Trust Units during the period and the exchangeable shares' interest in net income for the period:

Exchangeable Shares	Number of Shares (thousands)	Amount
Balance, December 31, 2004	2,048	$ 15,731
Exchanged for Trust Units	(102)	(772)
Non-controlling interest in net income	-	558
Balance, March 31, 2005	1,946	$ 15,517
Exchange ratio, end of period	1.05654	
Trust units issuable upon conversion	2,056	

The exchangeable shares of the Company are accounted for in accordance with EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of Trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the non-controlling interests' proportionate share of the Trust's consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

8. FINANCIAL INSTRUMENTS

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place March 31, 2005 for 2005 & 2006:

Natural Gas Contracts	Notional Volumes GJ/d	Physical/ Financial	Term	Price
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 - Oct. 31, 2005	$7.35/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 - Oct. 31, 2005	$7.50/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 - Oct. 31, 2005	$7.00/GJ
AECO Fixed Price	17,000	Physical	Apr. 1, 2005 - Apr. 30, 2005	$6.88/GJ
AECO Fixed Price	2,500	Physical	Apr. 1, 2005 - Oct. 31, 2005	$7.25/GJ
AECO Fixed Price	2,500	Physical	Apr. 1, 2005 - Oct. 31, 2005	$6.90/GJ
AECO Fixed Price	7,500	Physical	May. 1, 2005	$7.72/GJ

			- May. 31, 2005	
AECO Fixed Price	2,500	Financial	May. 1, 2005 - Oct. 31, 2005	$7.65/GJ
AECO Fixed Price	2,500	Financial	May. 1, 2005 - Oct. 31, 2005	$7.95/GJ
AECO Fixed Price	2,500	Financial	May. 1, 2005 - Oct. 31, 2005	$7.75/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005 - Mar. 31, 2006	$8.37/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005 - Mar. 31, 2006	$8.03/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005 - Mar. 31, 2006	$8.50/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005 - Mar. 31, 2006	$8.75/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005 - Mar. 31, 2006	$7.00-$9.00/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005 - Mar. 31, 2006	$7.00-$9.50/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005 - Mar. 31, 2006	$7.50-$10.50/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005 - Mar. 31, 2006	$7.50-$11.00/GJ

As at March 31, 2005 the Trust would have realized a loss of approximately $2.9 million were all commodity hedging contracts closed out.

The carrying value of accounts receivable, deposits, accounts payable and accrued liabilities and distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of long-term debt approximates its carrying value as it bears interest at a floating rate.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Company is exposed to a floating rate of interest on all its long term debt.

The Company has no instruments in place at March 31, 2005 to manage the foreign currency and interest rate exposures.

9. UNIT BASED COMPENSATION

	Number of Performance Units
Balance, beginning of period	-
Granted	208,912
Exercised	-

Cancelled	(6,500)
Balance, end of period	202,412

In conjunction with the Arrangement the Trust established a Performance Unit Incentive Plan (the "Plan") for employees, directors, consultants and other service providers of the Trust or its subsidiary. Under the Performance Unit Incentive Plan, the trustees may grant up to 5 percent of the number of Class A units and Class B units outstanding (including Class B units issuable upon the exchange of exchangeable shares) from time to time to trustees, officers, employees of, or providers of services to the Trust. Currently there are 2.1 million units issuable under the plan. The performance units will vest equally over three years and will include the economic equivalent of distributions for the period. Actual payment will be determined annually based on the performance of the Trust relative to its peers. Performance factors range from zero to 2.5 times the initial performance units granted. The Trust expects to issue units from treasury for both the units and distributions earned.

The Trust uses the fair value method for valuing unit based compensation. Under this method, compensation cost attributable to performance units granted is measured at the fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. For the quarter ended March 31, 2005 the performance factor was assumed to be 1.0 times.

The fair value of the performance units was estimated to be $2.8 million. For the period ended March 31, 2005, unit-based compensation expense of $0.4 million was recorded in the statement of earnings with a corresponding increase to contributed surplus.

10. COMBINATION AGREEMENT WITH RESOLUTE ENERGY INC.

On March 14, 2005, Esprit announced that it had entered into an agreement whereby, through a plan of arrangement, Esprit would acquire the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares trade on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. As part of the plan of arrangement, certain Resolute assets would be transferred to a separate exploration and coalbed methane development company, called Cordero Energy Inc., to be owned by the existing shareholders of Resolute. This transaction will require the approval of 66 2/3 percent of the votes cast by the securityholders of Resolute voting as a single class. A meeting of Resolute shareholders to vote on the transaction will be held on April 29, 2005. Should the plan of arrangement be approved, the Trust will issue approximately 24.1 million trust units.

>>

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or 1-888-213-3713, lciulka(at)eee.ca; Stephen Savidant, President and CEO, (403) 213-3729; Stephen Soules, Executive Vice President and CFO, (403) 213-3761/

(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 20:29e 28-APR-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust Announces the Completion of its Combination Arrangement with Resolute Energy Inc.

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, April 29 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") is pleased to announce that the previously announced Plan of Arrangement to acquire Resolute Energy Inc. ("Resolute") has successfully closed.

Esprit's business strategy focuses on the efficient production and development of its asset base to maintain production levels. The Trust's strategy also includes pursuing value-adding acquisition opportunities to grow that asset base. The Resolute transaction fits well with Esprit's strategy and results in substantial growth of Esprit's asset base. It is accretive to unitholders on a per unit basis in terms of net asset value, cash flow and production. It improves the sustainability of the Trust and its cash distributions by strengthening the balance sheet, adding significant development opportunities and diversifying Esprit's production base. The acquisition increases the size of the Trust, increasing its trading liquidity and improving its access to capital.

To complete the acquisition, Esprit issued 24.1 million trust units to former Resolute shareholders; this brings the total number of Esprit units issued and outstanding at April 29, 2005 to 66.3 million. Coincident with this transaction, Esprit has renegotiated its existing credit facility with four major Canadian chartered banks, increasing the total facility from $150 million to $250 million. Esprit estimates its post closing net debt to be approximately $150 million.

Esprit expects to maintain its distribution payout ratio of 70 to 75 percent of cash flow and does not expect to alter the level of its current cash distributions. However, distributions are always based on commodity price outlooks and other factors and remain subject to change.

Following this transaction, Esprit's reserve base expands by 41 percent to approximately 70 million barrels of oil equivalent ("boe") proved plus probable, its production level is expected to increase by 60 percent to 17,650 boe per day and its undeveloped land base almost doubles to over 300,000 net acres.

Esprit's updated guidance following the transaction is unchanged from previous disclosure and is outlined below along with other key facts:

<<

	Esprit (pre acquisition)	Esprit (combined)
2005F Production (boe per day)(x)	11,000	17,650
2005F Capital Program ($ millions)(xx)	40	76
2005F Operating costs (per boe)	7.00	7.00
2005F General & administrative costs (per boe)	1.45	1.45
Reserves at Jan 1, 2005 (mmboe) - proved plus probable(xxx)	49.4	69.8
Reserve life index - proved plus probable (years)	12.1	10.8
Natural gas weighting (%)	85	82
Undeveloped land (net acres)	153,000	301,000
Number of trust units outstanding (millions)	42.2	66.3

(x) Combined production level represents Esprit and Resolute's full year 2005 forecast

(xx) Combined capital program represents both Esprit and Resolute full

year capital budgets
(xxx) mmboe - millions of barrels of oil equivalent

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units hold no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

>>

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact Lisa Ciulka, Manager, Investor Relations, (403) 213-3770, or toll free 1-888-213-3713, lciulka(at)eee.ca/
(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 17:11e 29-APR-05

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A has been prepared as of April 28, 2005.

The following discussion and analysis ("MD&A") of financial and operating results should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2005 (contained in this quarterly report) and the audited consolidated financial statements and MD&A of Esprit Energy Trust (the "Trust") for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture and a Plan of Arrangement which became effective October 1, 2005. The Company is a subsidiary of the Trust.

Per share information is based on a consolidation of the Company shares on a 4 for 1 basis as part of the Plan of Arrangement.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principles ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable with the calculation of similar measures for other entities. The following non-GAAP measures are used in this MD&A:

(1) Cash flow equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.

(2) Net debt equals bank debt plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total financial leverage.

(3) Long-term debt to cash flow ratio equals the total long-term debt on the balance sheet divided by cash flow (as defined above). Long-term debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.

(4) Netbacks equal total revenue per boe less royalties per boe, operating costs per boe and general and administrative costs per boe. Total boes are calculated by multiplying the average daily production by the number of days in the period. Netback is a useful measure to compare the Trust's operations with those of its peers.

This MD&A contains forward-looking or outlook information with respect to the Trust. The use of the words "anticipate", "continue", "estimate", "may", "will", "project", "believe", "outlook", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of this MD&A and neither the Trust, nor the Company undertake any obligation to publicly update or revise these statements to reflect new information, subsequent or otherwise.

PLAN OF ARRANGEMENT

On October 1, 2004 the Company completed a reorganization by plan of arrangement (the "Arrangement") into Esprit Energy Trust (the "Trust") and ProspEx Resources Ltd. ("ProspEx"). The Arrangement was approved by securityholders on September 27, 2004 and was effective on October 1,

2004. The arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A trust unit, Class B trust unit or exchangeable share of the trust, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share. The units of Esprit Energy Trust and the common shares of ProspEx commenced trading on the Toronto Stock Exchange on October 5, 2004 as distinct and separate securities.

The Trust effectively acquired approximately 90 percent of the producing assets of the former Company. The remainder of the properties of the Company, consisting of certain prospective natural gas weighted assets and undeveloped land, were transferred to ProspEx. After giving effect to the Arrangement, the financial statements of the Trust have been prepared on a continuity of interests basis which recognizes the Trust as the successor to Esprit Exploration Ltd. Accordingly, the consolidated financial statements for the year ended December 31, 2004 reflect the financial position, results of operations and cash flow as if the Trust had always carried on the business of the Company. All comparative figures prior to and including the third quarter of 2004 in the consolidated financial statements and this MD&A are the previous consolidated results of the Company and, as such, will not be comparable for all periods presented. The fourth quarter of 2004 was Esprit's first quarter as a trust.

TRUST OVERVIEW AND HIGHLIGHTS

The Trust is a conventional, independent, Canadian energy trust involved in the production and development of petroleum and natural gas in western Canada. The Trust's principle properties are in Alberta. The Trust's operations are characterized by long-life, gas-focused assets.

As at December 31, 2004, the Trust had total proved reserves of 38.2 million boe as evaluated by our independent reserves evaluators, Gilbert Lausten Jung Associates Ltd. Of this total, approximately 30.6 million boe were proved producing reserves. The Trust's production is heavily weighted toward natural gas and natural gas liquids with oil representing only approximately four percent of total production at March 31, 2005.

The Trust distributes a large percentage of its cash flow to investors. Cash flow not distributed is utilized to partially fund the finding and development of oil and natural gas reserves and optimization of current production. The Trust's strategy is to maintain stable distributions and to grow production and reserves through a combination of strategic, accretive acquisitions and internally identified exploitation opportunities. The Trust has a significant undeveloped land base and an inventory of drilling prospects in its core areas.

On March 14, 2005, Esprit announced that it had entered into an agreement whereby, through a Plan of Arrangement, Esprit would acquire the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares trade on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. As part of the plan of arrangement, certain Resolute assets will be transferred to a separate exploration and coalbed methane development company, called Cordero Energy Inc., to be owned by the existing shareholders of Resolute. The Board of Directors of Resolute has called a Special Meeting of Shareholders to approve the plan of arrangement on April 29, 2005. The acquisition remains subject to the approval of Resolute's shareholders, the Court of Queen's Bench of Alberta and certain regulatory agencies. Assuming all necessary approvals are received in a timely manner, it is anticipated that the transaction will be completed on April 29, 2005.

Should the plan of arrangement be approved, the Trust will issue approximately 24.1 million trust units. On a combined basis, Esprit's estimated net debt will be approximately $150 million after the close of the transaction. The assets acquired through this transaction would increase Esprit's production by approximately 60 percent and reduce the Trust's concentration of assets in the Olds area. The Resolute assets are predominantly sweet, natural gas properties and would increase the Trust's proportion of sweet gas production from 29 percent to 55 percent of its total gas production. An additional 15.7 million barrels of oil equivalent ("mmboe") of proved reserves and 20.4 mmboe of proved plus probable reserves would be added to Esprit's asset base as a result of this acquisition.

FINANCIAL REVIEW

NET EARNINGS AND CASH FLOW

($ 000's except per unit amounts)	Q1 2005	Q1 2004	Q4 2004
Net earnings	11,029	7,684	12,179
Cash flow	22,456	23,591	23,791
Net earnings per unit – basic	0.27	0.19	0.31
Cash flow per unit – basic	0.56	0.59	0.60
Net earnings per unit – diluted	0.27	0.19	0.29
Cash flow per unit – diluted	0.53	0.58	0.56
Basic weighted average units	40,178	39,962	39,867
Diluted weighted average units	42,312	40,351	42,313
Cash distributions per unit	0.42	-	0.42

Cash flow for the first quarter of 2005 was $22.5 million, down $1.1 million or five percent from the first quarter of 2004 and $1.3 million or six percent from the fourth quarter of 2004, Esprit's first quarter of operations as a trust (prior thereto the results of operations are those of Esprit Exploration Ltd.). For the first quarter of 2005 compared to the same quarter of 2004, increased revenues due to higher prices were more than offset by the transfer of certain producing properties to ProspEx. Compared to the fourth quarter of 2004, higher revenue due to higher commodity prices and lower operating costs were more than offset by a decrease in production volumes and higher general and administrative costs.

Net earnings for the first three months of 2005 of $11.0 million were up 44 percent from 2004. The increase was due to lower non-cash items including depletion and income taxes. These items are discussed in more detail below. Net earnings for the first quarter of 2005 compared to the final quarter of 2004 decreased $1.2 million or 9 percent. The decrease is due largely to the same items that impacted cash flow; lower production volumes and higher general and administrative costs.

OIL AND NATURAL GAS REVENUE

	Q1 2005	Q1 2004	Q4 2004
Oil and gas revenue ($ thousands)	42,638	45,228	44,419
Production Volumes			
Natural gas (mcf/d)	54,963	64,211	55,920
Natural gas liquids (bbl/d)	1,310	1,245	1,436
Oil (bbl/d)	394	783	405
Total (boe/d)	10,864	12,730	11,161
Sales Prices			
Natural gas ($/mcf)	7.12	6.40	6.99
Natural gas liquids ($/bbl)	55.09	50.24	54.14
Crude oil ($/bbl)	26.43	30.32	34.75

Oil and natural gas revenue for the first three months of 2005 was $42.6 million, down 6 percent from $45.2 million in the same quarter of 2004. This decrease was due to a 15 percent decrease in production volumes, due largely to the transfer of certain assets to ProspEx, offset partially by a 12 percent rise in overall commodity prices received by the Trust. Oil and natural gas revenues decreased by $1.8 million or 4 percent compared to the fourth quarter of 2004, due mostly to a decrease in production volumes as commodity prices remained relatively flat quarter over quarter.

Prices and product marketing

In the first three months of 2005, the Company's marketing activities resulted in an average price of $7.12 per mcf at the plant gate. This is $0.54 per mcf higher than the expected Alberta Reference Price for the quarter. The Alberta Reference Price is the average plant gate natural gas price received by all Alberta gas producers for their product as published by the Department of Energy of the Province of Alberta. The first quarter 2005 average price received for natural gas has increased eleven percent to $7.12 per mcf compared to the average first quarter 2004 price of $6.40 per mcf.

The average NGL sales price received in the first quarter of 2005 of $55.09 per bbl is up 10 percent from the same period of 2004.

Esprit's average oil price in the first quarter of 2005 was $26.43 per bbl, which is down 13 percent compared to the first quarter of 2004. This decrease is due to a widening heavy oil differential combined with a smaller portion of Esprit's 2005 total oil production being light sweet oil, as compared to the first quarter of 2004. Furthermore, condensate prices increased throughout the period. Condensate is blended with heavy oil to bring it to a lighter specification.

As part of its risk management policy which is described in more detail below, Esprit enters into commodity price derivative contracts to provide downside price protection. When compared to market indices, natural gas hedging activities increased gas revenue by $1.2 million ($0.24 per mcf) for the first quarter of 2005 and decreased revenue by $0.3 million ($0.07 per mcf) in the first quarter of 2004.

For the remainder of 2005, the Trust has none of its crude oil production and approximately 33 percent of its estimated annual natural gas production (excluding Resolute production) hedged via fixed price contracts. An additional 4 percent of natural gas volumes are protected via collars. At March 31, 2005, the cost to settle all of the Trust's contracts would have been approximately $2.9 million.

Energy commodity prices can fluctuate due to changes in the geo-political environment, weather conditions, supply disruptions and variations in demand. The Trust aims to limit the volatility in its cash flow and, in turn, provide stability to its distributions. The Trust has a written policy delegating limited authorities to management to implement commodity price hedges. The Audit Committee of the Board of Trustees meets with management quarterly to review the Trust's hedging strategy and the hedges in place. It is expected that no more than 30 to 35 percent of the Trust's production would be exposed to fixed price or upside limiting hedges at any point in time. In the case of a material acquisition, the Trust may consider using hedges on a larger portion of the acquired production to lock in the transaction economics. In the event that prices rise above the price specified in the hedge, Esprit will be unable to capture the associated incremental revenue.

Production

	Q1 2005	Q1 2004	Q4 2004
Natural gas (mcf/d)	54,963	64,211	55,920
Natural gas liquids (bbl/d)	1,310	1,245	1,436
Oil (bbl/d)	394	783	405
Total (boe/d)	10,864	12,730	11,161
Natural gas	84%	84%	84%
Natural gas liquids	12%	10%	13%
Oil	4%	6%	3%
Total	100%	100%	100%

Total average daily oil equivalent production for the first quarter of 2005 of 10,864 boe per day represents a 15 percent decrease over the first quarter of 2004 production. This was due to the transfer of approximately 10 percent of Esprit's producing assets to ProspEx as part of the Plan of Arrangement as well as unscheduled third party plant downtime and weather related operational issues. Production volumes for the first quarter of 2005 were down three percent compared to the fourth quarter of 2004 due to natural declines in some of the Trust's new wells which were brought on stream in the fourth quarter of 2004.

Esprit's first quarter 2005 average natural gas production of 55.0 million cubic feet ("mmcf") per day reflects a 14 percent decrease over first quarter 2004 natural gas production of 64.2 mmcf per day. The production decreases were due to the loss of production from properties that were transferred to ProspEx as well as some unscheduled third party plant downtime and other weather-related operational issues. The majority of the production that was transferred to ProspEx during the reorganization of the Company was natural gas production. First quarter 2005 natural gas production was also down two percent

compared to the fourth quarter of 2004 due to natural declines in several wells which were brought on stream in the final quarter of 2004.

Natural gas liquids ("NGL") production of 1,310 bbls per day was five percent higher than the first quarter of 2004 of 1,245 bbls per day. The production transferred to ProspEx was relatively dry gas and therefore did not result in a significant decrease in NGL production for the Trust.

In 2005, oil production averaged 394 bbls per day, a decrease of 50 percent compared to the same quarter of 2004. During the third quarter of 2004 the Company's oil production in Saskatchewan encountered water intrusion and sand problems. Production from these wells has not recovered to previous levels and is not expected to return to the levels seen in the first half of 2004. Oil production for the first quarter of 2005 has remained relatively flat compared to the fourth quarter of 2004 and reflects the reduced production levels from this area.

Excluding the proposed Resolute acquisition, production is expected to average 11,000 boe per day during 2005. However, this level will not be uniform throughout the year. In particular, the second quarter volumes are expected to be significantly lower due to the two week period when the Olds plant is shut down for its major maintenance turnaround. Volumes will also be impacted in the second quarter by planned major maintenance at the non-owned Ram River plant located in the Trust's West Central Alberta area and which processes the Blackstone production. Certain operational restrictions experienced at the Olds plant are expected to be resolved during the planned maintenance and production is estimated to average 11,600 boe per day for the second half of the year.

ROYALTIES

	Q1 2005	Q1 2004	% Change	Q4 2004	% Change
Total royalties (net of ARTC) ($ thousands)	10,190	10,693	(5)	10,358	(2)
As a % of oil and gas sales	24	24	-	23	4
Per boe	10.42	9.23	13	10.09	3

Royalty expense of $10.2 million for the first three months of 2005 decreased from the prior year's royalty expense of $10.7 million in proportion with revenue. The total royalties as a percentage of revenue were 24 percent in both the first quarter of 2004 and 2005 and were only slightly lower in the fourth quarter of 2004 at 23 percent. The royalty rate for the remainder of 2005 is expected to be approximately 24 percent.

OPERATING COSTS

	Q1 2005	Q1 2004	% Change	Q4 2004	% Change
Operating Expenses ($ thousands)	7,412	7,960	(7)	8,321	(11)
Per boe	7.58	6.87	10	8.10	(6)

Esprit's first quarter operating costs were $7.4 million or $7.58 per boe compared to $8.0 million or $6.87 per boe for the first quarter of 2004. The first quarter 2005 per unit operating costs are higher than the same period of 2004 due to an increase in the scope and associated accrued costs of the Olds turnaround. Further, the properties transferred to ProspEx had low operating costs relative to Esprit's other properties which lowered Esprit's total per unit operating costs prior to the trust conversion. The total and per unit operating costs are lower in the first quarter of 2005 as compared to the final quarter of 2004 due to higher third party processing income and lower electricity and workover costs. Operating costs are expected to average $7.00 per boe for the full year of 2005.

DEPLETION, DEPRECIATION & AMORTIZATION

	Q1 2005	Q1 2004	% Change	Q4 2004	% Change
Depletion, depreciation and amortization ($ thousands)	10,186	11,323	(10)	10,600	(4)
Per boe	10.42	9.77	7	10.32	1

Depletion, depreciation and amortization ("DD&A") expense in 2005 was $10.2 million; down from $11.3 million in the first quarter of 2004, however per unit DD&A increased to $10.42 per boe from $9.77 per boe. The decrease in total DD&A expense is a result of an increase in the depletion rate which was partially offset by a decrease in production volumes. Contributing to the increase in the depletion rate was the transfer of a significant portion of the Company's undeveloped properties to ProspEx. In the calculation of DD&A expense, these amounts are excluded from the depletable asset base. As a result, the Trust must apply a higher depletion rate to its production in determining its DD&A expense. The future DD&A rate will continue to increase as current year finding and development costs are greater than Esprit's historical rate.

GENERAL AND ADMINISTRATIVE

	Q1 2005	Q1 2004	% Change	Q4 2004	% Change
General and administrative costs ($ thousands)	1,573	1,471	7	933	69
Per boe	1.61	1.27	27	0.91	77

First quarter net general and administrative expenses increased 7 percent to $1.6 million from $1.5 million in 2004. Per unit general and administrative expenses for the quarter were $1.61 per boe compared to $1.27 per boe in 2004. The increase in general and administrative costs, both from the same quarter of 2004 and the final quarter of 2004, is due to increased administration associated with managing an income trust as well as increased regulatory reporting requirements. Lower production also negatively impacted per unit general and administrative costs. Per unit general and administrative costs are expected to average $1.45 per boe for the full year of 2005.

INTEREST EXPENSE

Interest expense in the first three months of 2005 of $0.9 million is up $0.1 million from $0.8 million in the same quarter of the prior year. The increase in average long-term debt compared to 2004 was partially offset by lower interest rates experienced by the Trust. The average rate on the utilized portion of the credit facility was 3.6 percent in 2005 compared to 3.9 percent in 2004.

INCOME TAXES

Esprit has not paid any current income taxes in 2005, with the exception of Federal large corporations tax and Saskatchewan capital tax.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made between the operating company and the Trust which ultimately transfer both the income and tax liability to the unitholders. It is therefore expected that the Trust will not incur any cash income taxes in the near future.

CAPITAL EXPENDITURES

($ thousands)	Q1 2005	Q1 2004	% Change	Q4 2004	% Change
Exploration and Development	10,454	35,638	(71)	7,934	32
Acquisitions & Dispositions	30	-	100	(2)	1,600
Office and computer assets	82	61	34	11	645
Total	10,566	35,699	(70)	7,943	33

Net capital expenditures for the first quarter of 2005 of $10.6 million are 70 percent lower than the same quarter of 2004. As a Trust, capital spending is scaled back significantly, particularly exploratory expenditures, focusing on the development of existing assets. The majority of the capital in the first quarter was spent in the Olds and High River areas. Of the total capital spent in the first quarter, $6.1 million was spent on drilling and completions while $3.5 million was spent on facilities.

The full year 2005 guidance for capital spending before acquisitions is $40 million. The Trust is expected to spend approximately $22 million on drilling activities, $14 million on facilities, and $4 million on land

and other capital. If the Resolute acquisition is approved by Resolute shareholders, the capital program will be revised and expanded.

LIQUIDITY AND CAPITAL RESOURCES
(000's except ratios)

	Q1 2005	Q1 2004	Q4 2004
Total assets	$383,333	$411,358	$383,527
Total long-term liabilities	$123,062	$100,518	$116,605
Long-term debt	$93,166	$77,634	$86,875
Working capital deficiency	$14,940	$5,411	$16,140
Net debt	$108,106	$83,045	$103,015
Long-term debt to cash flow ratio	1.04	0.88	1.00
Long-term debt to equity ratio	0.46	0.28	0.42
Outstanding units	40,289	39,980	40,183

The Trust's liquidity and capital requirements are fulfilled through operating cash flow and existing credit facilities. As at March 31, 2005, total long-term debt was $93.2 million reflecting a 1.04 long-term debt to cash flow ratio based on first quarter annualized cash flow. While higher than the prior year's long-term debt to cash flow ratio of 0.88, this is still relatively low when compared to Esprit's peers. The Trust targets a debt to cash flow ratio of 1.0 to 1.2 times. The Trust has a $150 million credit facility leaving $56.8 million of unused bank borrowing capability at the end of the quarter. This loan facility is subject to an annual review by the lenders and it is anticipated that the loan will be extended. A significant drop in estimated reserves or estimated future prices could result in the loan facility not being renewed or a decrease in the loan facility. Were the loan facility not renewed or significantly decreased, the Trust's ability to pay distributions would be adversely impacted.

The Trust has recently completed negotiations with a syndicate of four Canadian banks to replace its current credit facility. Following the successful completion of the Trust's acquisition of Resolute, Esprit's credit facility will be expanded from $150 million to $250 million.

Future debt levels are primarily dependent on the Trust's operating cash flow, distributions and capital program. Long-term debt in 2005 is projected to increase as the 2005 capital program and cash distributions are expected to exceed cash flow. The credit facility, together with cash generated from operations, will be sufficient to meet Esprit's near term capital requirements and provide the Company with the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices or a significant reduction in the Trust's oil and gas reserves could impact the Trust's access to bank credit facilities and its ability to fund operations and maintain distributions.

The Company does not have any off balance sheet financing arrangements.

OUTSTANDING TRUST UNIT DATA

As at April 27, 2005, the Trust had 42,185,731 Trust units and exchangeable shares outstanding, comprised of 11,099,557 Class A units, 29,278,931 Class B units and 1,807,243 exchangeable shares outstanding. 1,931,021 units are issuable upon conversion of the exchangeable shares applying the exchange ratio at April 15, 2005. During 2005, a total of 0.1 million exchangeable shares have been exchanged for trust units.

Units of the Trust trade on the Toronto Stock Exchange. During the period January 1, 2005 to March 31, 2005, the units traded in the range of $12.10 to $13.49, with an average daily trading volume of approximately 250,000 of the Class B units and 120,000 of the Class A units.

The Trust established a Performance Unit Incentive Plan concurrent with the Plan of Arrangement. Under the Performance Unit Incentive Plan, the trustees may grant up to 5 percent of the number of Class A units and Class B units (including Class B units issuable upon the exchange of exchangeable shares) outstanding from time to time to trustees, officers, employees of, or providers of services to the Trust. Currently there are 2.1 million units issuable under the plan. Performance units vest over a period of three years. The value of the payout under the Performance Unit Incentive Plan is dependant on the performance of the Trust relative to its peers over the period and as assessed by the Board of Trustees.

The Trust granted 202,412 performance units (net of cancelled performance units) during the first quarter of 2005. The Trust recorded compensation expense and contributed surplus of $0.4 million in the first quarter of 2005 based on the estimated fair value of the units on the date of grant.

CASH DISTRIBUTIONS

The Trust's current distribution policy incorporates the Trust retaining approximately 25 to 30 percent of cash flow to finance capital expenditures. The capital program is expected to be financed from this retained cash flow and additional drawdowns on the bank facility. In the event that commodity prices are higher than anticipated and a cash surplus develops in a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase the capital program. In the event that commodity prices and/or production are lower than expected, the Trust may decrease distributions, increase debt and/or decrease the capital program.

Esprit pays distributions monthly, to unitholders of record at the end of each month. Distributions are paid on the 15th of the following month or the following business day. The actual amount of the distribution is determined by the Board of Trustees and is dependent upon the commodity price environment, production levels and the amount of capital expenditures to be funded from cash flow.

Distributions remained constant throughout the quarter at $0.14 per unit per month and have been that level since the Trust's inception in October 2004. Since the end of the quarter, Esprit has also announced its April 2005 distribution at $0.14 per unit. In the first quarter of 2005, Esprit paid out 75 percent of its cash flow as distributions to its unitholders. Since the Trust's inception, the total payout ratio is 73 percent, in line with the Trust's current distribution policy of paying out 70 to 75 percent of its cash flow.

It is expected that approximately twenty-five percent of the 2005 distributions will represent a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the trust units held by unitholders. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually based on current and accumulated earnings in accordance with U.S. tax law. In 2004, 41.74 percent of the distributions made in 2004 were dividends that were "Qualifying Dividends". The remaining 58.26 percent was a tax-deferred reduction to the cost of the units for tax purposes.

New Accounting Pronouncements

Exchangeable Securities

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") issued an Emerging Issues Committee ("EIC") pronouncement on "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The guidance is effective for financial statements issued for periods ending on or after June 30, 2005. The Trust early adopted this EIC in the fourth quarter of 2004. The EIC addresses how exchangeable securities of a subsidiary should be presented on the consolidated balance sheet of an income trust, how these securities should be measured, the accounting treatment of conversion of exchangeable securities and the treatment of exchangeable securities in calculating earnings per share. The portion of earnings attributable to exchangeable securities of the Trust is presented as "non-controlling interest" on the statement of earnings. Equity capital attributable to non-controlling interest is presented as non-controlling interest above unitholders' equity on the balance sheet.

Subsequent Events

In March 2004, the CICA issued an exposure draft that proposes to extend the period during which subsequent events are required to be disclosed to include those events that occur between the date of the balance sheet and the date when the financial statements are authorized for issue. Currently, subsequent events are only required to be disclosed if they occur prior to the audit report date. This proposed exposure draft is effective for fiscal periods beginning on or after January 1, 2005. Esprit has adopted this new guideline in the first quarter of 2005.

QUARTERLY OPERATING RESULTS
(in thousands of dollars, except per unit amounts)

	2005	2004				2003		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Oil and gas revenue	42,638	44,419	46,351	48,651	45,228	41,602	41,722	42,508
Net earnings	11,029	12,179	(185)[1]	8,421	7,684	8,559	7,528	9,644
Cash flow	22,456	23,791	13,880	25,513	23,591	23,095	21,605	22,278
Net earnings per unit – basic	0.27	0.31	(0.01)	0.21	0.19	0.21	0.19	0.24
Net earnings per unit - diluted	0.27	0.29	(0.01)	0.21	0.19	0.21	0.19	0.24
Cash flow per unit – basic	0.56	0.60	0.34	0.64	0.59	0.58	0.54	0.56
Cash flow per unit - diluted	0.53	0.56	0.34	0.63	0.58	0.57	0.54	0.56

[1] A loss was recorded in the period as a result of transaction costs incurred relating to the Plan of Arrangement

OTHER INFORMATION ON THE TRUST
Other information concerning the Trust, including the Annual Information Form, can be located at www.sedar.com under the profile Esprit Energy Trust.

Reader's Advisory:

- Certain comparative amounts have been reclassified to conform to current period presentation.
- In accordance with NI 51-101 all numbers stated in barrel of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated.

Esprit Energy Trust
Consolidated Balance Sheets
(Stated in thousands of dollars)

	March 31 2005 (unaudited)	December 31 2004 (audited)
Assets		
Current assets		
Accounts receivable	$ 22,239	$ 22,972
Prepaid expenses	3,045	2,773
	25,284	25,745
Capital assets, net	358,049	357,758
Other assets	-	24
Total assets	$ 383,333	$ 383,527
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 34,592	$ 36,265
Distributions payable	5,632	5,620
	40,224	41,885
Long-term debt (note 4)	93,166	86,875
Asset retirement obligation	11,103	11,006
Future income tax liability (note 5)	18,793	18,724
Total liabilities	163,286	158,490
Non-controlling interest (note 7)	15,517	15,731
Unitholders' equity		
Unitholders' capital (note 6)	298,133	297,476
Contributed surplus (note 9)	430	-
Accumulated cash distributions (note 3)	(33,680)	(16,788)
Deficit	(60,353)	(71,382)
Total unitholders' equity	204,530	209,306
Total liabilities and unitholders' equity	$ 383,333	$ 383,527

See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Net Earnings and Deficit
For the three months ended March 31,
(unaudited)

(Stated in thousands of dollars, except per unit amounts)		2005	2004
Revenue			
Oil and gas	$	**42,638**	45,228
Royalties		**(10,190)**	(10,693)
		32,448	34,535
Expenses			
Operating		**7,412**	7,960
Depletion, depreciation and amortization		**10,186**	11,323
General and administrative		**1,573**	1,471
Interest		**884**	786
Stock/unit-based compensation (note 9)		**430**	255
Other		**17**	227
Accretion of asset retirement obligation		**193**	237
		20,695	22,259
Earnings before income taxes and non-controlling interest		**11,753**	12,276
Income taxes (note 5)			
Current		**96**	255
Future		**70**	4,337
		166	4,592
Earnings before non-controlling interest		**11,587**	7,684
Non-controlling interest (note 7)		**558**	-
Net earnings for the period		**11,029**	7,684
Deficit, beginning of period		**(71,382)**	(99,481)
Deficit, end of period	$	**(60,353)**	(91,797)
Net earnings per unit - Basic		**0.27**	0.19
- Diluted		**0.27**	0.19

See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Cash Flow
For the three months ended March 31,
(unaudited)

(Stated in thousands of dollars)		**2005**	2004
Operations			
Net earnings for the period	$	**11,029**	7,684
Items not involving cash			
Depletion, depreciation and amortization		**10,186**	11,323
Stock/unit-based compensation		**430**	253
Accretion of asset retirement obligation		**193**	237
Future income taxes		**70**	4,337
Non-controlling interest		**558**	-
Asset retirement expenditures		**(10)**	(243)
Cash flow from operations before changes in non-cash working capital		**22,456**	23,591
Changes in non-cash working capital from operations		**(3,801)**	3,728
		18,655	27,319
Financing			
Plan of Arrangement and Trust unit issuance costs		**(115)**	-
Issuance of shares on exercise of stock options		**-**	414
Distributions		**(16,892)**	-
Distributions payable		**12**	-
Change in long-term debt		**6,291**	7,316
		(10,704)	7,730
Investments			
Exploration and development expenditures		**(10,454)**	(35,638)
Acquisition of oil & gas properties		**(30)**	-
Office and computer assets		**(82)**	(61)
Other		**24**	207
		(10,542)	(35,492)
Changes in non-cash working capital from investments		**2,591**	443
		(7,951)	(35,049)
Change in cash		**-**	-
Cash, beginning of period		**-**	-
Cash, end of period	$	**-**	-
Supplementary cash flow information			
Cash taxes paid	$	**340**	320
Interest paid	$	**872**	743

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars, unless otherwise indicated)

1. BASIS OF PRESENTATION

Esprit Energy Trust (the "Trust") was established on October 1, 2004 under a Plan of Arrangement (the "Arrangement") involving the Trust, Esprit Exploration Ltd. (the "Company"), and ProspEx Resources Ltd ("ProspEx"). Under the Arrangement the Company transferred certain producing and exploratory oil and gas assets to ProspEx. The Arrangement resulted in Esprit Exploration Ltd. shareholders receiving 0.25 of either a Class A Trust Unit, Class B Trust Unit or exchangeable share of the Company, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share.

The consolidated financial statements, prior to the Arrangement, include the Company and its subsidiaries. Upon completion of the Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company. The 2004 financial statements reflect the results of operations and cash flow of the Company and its subsidiaries for the period from January 1, 2004 to September 30, 2004 and the results of operations of the Trust and its subsidiaries for the period from October 1, 2004 to December 31, 2004. The comparative figures for the first three months of 2004 are the results of the Company and its subsidiaries. Due to the conversion into a trust, certain information included in the financial statements for prior periods may not be comparable. The term "units" has been used to identify trust units issued on or after October 1, 2004 as well as the common shares outstanding prior to the conversion on October 1, 2004.

The interim unaudited consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004.

2. CHANGES IN ACCOUNTING POLICIES

Hedging Relationships

During 2004 the Trust prospectively adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants ("CICA"). This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirements to assess the effectiveness of hedging relationships. Also during 2004, an amended pronouncement of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants became effective requiring financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. To date, the only derivative financial instruments used by the Trust are commodity price contracts which are designated as hedges by the Trust. The adoption of this guideline did not have a material impact on the Trust's financial position or results of operations.

Certain comparative amounts have been reclassified to conform with current year's presentation.

3. RECONCILIATION OF DISTRIBUTIONS

	Three months ended March 31	
	2005	2004
Cash distributions	**$16,892**	-
Accumulated cash distributions, beginning of period	**16,788**	-
Accumulated cash distributions, end of period	**$33,680**	-
Cash distributions per unit [1]	**$0.42**	-
Accumulated cash distributions per unit, beginning of period	**0.42**	-
Accumulated cash distributions per unit, end of period	**$0.84**	-

[1] represents the sum of the per trust unit paid monthly to unitholders

4. LONG TERM DEBT

The Trust currently has a $150 million extendible revolving term credit facility. The credit facility is secured by a $250 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. *The interest rate paid on the utilized portion of this facility for the quarter was* approximately 3.6 percent (fourth quarter 2004 – 3.4 percent). The facility is fully revolving until June 30, 2005 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on July 1, 2006.

The Trust has no debt denominated in a foreign currency.

5. FUTURE INCOME TAXES

The provision for future income taxes differs from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to earnings before income taxes. The reasons for these differences are as follows:

	2005	**2004**
Earnings before income taxes for the three months ended:		
March 31	**$ 11,753**	**$ 12,276**
Rate	**38.62%**	**39.62%**
Computed expected provision for future income taxes	**4,539**	**4,864**
Increase (decrease) in taxes resulting from:		
Non-deductible Crown payments, net of ARTC	**1,693**	**1,966**
Resource allowance	**(2,038)**	**(1,769)**
Net income of the Trust and other [1]	**(4,054)**	**13**
Non-deductible unit-based compensation	**166**	**-**
Effect of change in tax rate	**(236)**	**(737)**
	70	**4,337**
Capital taxes	**96**	**255**
Income tax expense	**$ 166**	**$ 4,592**

[1] Net income of the trust represents the income of the trust that is taxed directly in the hands of the unitholders.

6. UNITHOLDERS CAPITAL

The capital structure of the Trust consists of Class A Trust Units and Class B Trust Units. The Class A Trust Units and Class B Trust Units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution. Class A Trust Units have no residency restrictions whereas the Class B Trust Units may only be held by Canadian residents. The number of Class A Trust Units outstanding at any point in time may not exceed 80% of the number of Class B Trust Units outstanding at such time. Class B Trust Units may not be converted into Class A Trust Units.

The Trust may, at its sole discretion, redeem Class A Trust Units for either cash or unsecured, subordinated promissory notes of the Trust. The redemption price for the Class A Trust Units is the lesser of the ten trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption. Class A Trust Units and Class B Trust Units are redeemable at

the option of the unitholder at the lesser of the ten trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption.

(a) Issued and Outstanding
A summary of unitholders' equity for the quarter ended March 31, 2005 is as follows:

	Number of Units (thousands)	Amount
Units outstanding as at December 31, 2004	40,183	$ 297,476
Plan of Arrangement and Trust unit issuance costs	-	(115)
Units issued on conversion of exchangeable shares	106	772
Total Trust units as at March 31, 2005	**40,289**	**$ 298,133**

(b) Per Unit Amounts
Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include the dilutive effect of performance units using the contingently issuable share provisions, stock options according to the treasury stock method and exchangeable shares using the "if-converted" method. The contingently issuable share provisions use the performance criteria in existence at the end of the period. An adjustment to the numerator amount was required in the diluted calculation to provide for the earnings ($0.6 million) attributable to the non-controlling interest pertaining to the exchangeable shareholders. The following table summarizes the Trust Units used in calculating net earnings per unit.

	Three Months Ended March 31	
	2005	2004
Weighted average number of units outstanding - basic	**40,178**	39,962
Effect of stock options / performance units	**50**	389
Trust units issuable on conversion of exchangeable shares	**2,084**	-
Weighted average number of units outstanding – diluted	**42,312**	40,351

7. NON-CONTROLLING INTEREST
Exchangeable shares of the subsidiary are exchangeable at any time, based on the exchange ratio, into Class B Trust Units at the option of the holder. Exchangeable shares may only be held by Canadian residents. The exchange ratio is increased monthly based on the cash distributions paid and the average market trading price over the 5 days ending on the distribution record date. Cash distributions are not paid on exchangeable shares.

On the third anniversary of the issuance of exchangeable shares, the Trust will issue Class B Trust Units in exchange for all outstanding exchangeable shares based on the then applicable exchange ratio. The following table summarizes the exchangeable shares exchanged for Class B Trust Units during the period and the exchangeable shares' interest in net income for the period:

Exchangeable Shares	Number of Shares (thousands)	Amount
Balance, December 31, 2004	2,048	$ 15,731
Exchanged for Trust Units	(102)	(772)
Non-controlling interest in net income	-	558
Balance, March 31, 2005	**1,946**	**$ 15,517**
Exchange ratio, end of period	1.05654	
Trust units issuable upon conversion	2,056	

The exchangeable shares of the Company are accounted for in accordance with EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of Trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the non-controlling interests' proportionate share of the Trust's consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

8. FINANCIAL INSTRUMENTS

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place March 31, 2005 for 2005 & 2006:

Natural Gas Contracts	Notional Volumes GJ/d	Physical/ Financial	Term	Price
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 – Oct. 31, 2005	$7.35/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 – Oct. 31, 2005	$7.50/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 – Oct. 31, 2005	$7.00/GJ
AECO Fixed Price	17,000	Physical	Apr. 1, 2005 – Apr. 30, 2005	$6.88/GJ
AECO Fixed Price	2,500	Physical	Apr. 1, 2005 – Oct. 31, 2005	$7.25/GJ
AECO Fixed Price	2,500	Physical	Apr. 1, 2005 – Oct. 31, 2005	$6.90/GJ
AECO Fixed Price	7,500	Physical	May. 1, 2005 – May. 31, 2005	$7.72/GJ
AECO Fixed Price	2,500	Financial	May. 1, 2005 – Oct. 31, 2005	$7.65/GJ
AECO Fixed Price	2,500	Financial	May. 1, 2005 – Oct. 31, 2005	$7.95/GJ
AECO Fixed Price	2,500	Financial	May. 1, 2005 – Oct. 31, 2005	$7.75/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$8.37/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$8.03/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$8.50/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$8.75/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$7.00-$9.00/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$7.00-$9.50/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$7.50-$10.50/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$7.50-$11.00/GJ

As at March 31, 2005 the Trust would have realized a loss of approximately $2.9 million were all commodity hedging contracts closed out.

The carrying value of accounts receivable, deposits, accounts payable and accrued liabilities and distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of long-term debt approximates its carrying value as it bears interest at a floating rate.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Company is exposed to a floating rate of interest on all its long term debt.

The Company has no instruments in place at March 31, 2005 to manage the foreign currency and interest rate exposures.

9. UNIT BASED COMPENSATION

	Number of Performance Units
Balance, beginning of period	-
Granted	**208,912**
Exercised	-
Cancelled	**(6,500)**
Balance, end of period	**202,412**

In conjunction with the Arrangement the Trust established a Performance Unit Incentive Plan (the "Plan") for employees, directors, consultants and other service providers of the Trust or its subsidiary. Under the Performance Unit Incentive Plan, the trustees may grant up to 5 percent of the number of Class A units and Class B units outstanding (including Class B units issuable upon the exchange of exchangeable shares) from time to time to trustees, officers, employees of, or providers of services to the Trust. Currently there are 2.1 million units issuable under the plan. The performance units will vest equally over three years and will include the economic equivalent of distributions for the period. Actual payment will be determined annually based on the performance of the Trust relative to its peers. Performance factors range from zero to 2.5 times the initial performance units granted. The Trust expects to issue units from treasury for both the units and distributions earned.

The Trust uses the fair value method for valuing unit based compensation. Under this method, compensation cost attributable to performance units granted is measured at the fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. For the quarter ended March 31, 2005 the performance factor was assumed to be 1.0 times.

The fair value of the performance units was estimated to be $2.8 million. For the period ended March 31, 2005, unit-based compensation expense of $0.4 million was recorded in the statement of earnings with a corresponding increase to contributed surplus.

10. COMBINATION AGREEMENT WITH RESOLUTE ENERGY INC.

On March 14, 2005, Esprit announced that it had entered into an agreement whereby, through a plan of arrangement, Esprit would acquire the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares trade on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. As part of the plan of arrangement, certain Resolute assets would be transferred to a separate exploration and coalbed methane development company, called Cordero Energy Inc., to be owned by the existing shareholders of Resolute. This transaction will require the approval of 66 2/3 percent of the votes cast by the securityholders of Resolute voting as a single class. A meeting of Resolute shareholders to vote on the transaction will be held on April 29, 2005. Should the plan of arrangement be approved, the Trust will issue approximately 24.1 million trust units.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stephen B. Soules, Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Esprit Energy Trust (the issuer), for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

April 28, 2005

(signed) "*Stephen B. Soules*"
Stephen B. Soules
Executive Vice President and
Chief Financial Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stephen J. Savidant, President and Chief Executive Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Esprit Energy Trust (the issuer), for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

April 28, 2005

(signed) "*Stephen J. Savidant*"
Stephen J. Savidant
President and Chief Executive Officer

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust Announces Increased Exchangeable Share Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, May 4 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that effective May 16, 2005; the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.06849 to 1.08129. The increase in the Exchange Ratio is calculated by multiplying the $0.14 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Class B Trust Units of the Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Class B Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long life, gas focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units hold no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, lciulka(at)eee.ca/

(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 15:20e 04-MAY-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces May Cash Distribution

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, May 12 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that its monthly distribution for May to unitholders of record on May 31, 2005 will be $0.14 per trust unit. The distribution will be paid on June 15, 2005. The ex-distribution date will be May 27, 2005.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.A" and "EEE.B". Class A units have no residency restrictions while Class B units may only be held by Canadian residents. Both classes of units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, lciulka(at)eee.ca/

(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 15:28e 12-MAY-05

ESPRIT ENERGY TRUST

Annual Meeting of Unitholders of Esprit Energy Trust (the "Issuer")

May 12, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

General Business	**Outcome of Vote**
1. The election of the following nominees as trustees of the Issuer for the ensuing year or until their successors are elected or appointed	Carried
(a) D. Michael G. Stewart	
(b) Donald R. Gardner	
(c) John E. Panneton	
(d) Eric L. Schwitzer	
(e) W. Mark Schweitzer	
(f) Douglas W. Palmer	
(g) Stephen J. Savidant	
(h) Stephen B. Soules	
2. The appointment of KPMG LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting	Carried

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**160,969,069**
ADD:	Stock Options Exercised		**3,376,951**
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchaser		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**164,346,020**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: 1994 Stock Option Plan

Stock Options Outstanding — Opening Balance	**7,113,303**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
September 13, 2004	Alan Adam	Sept. 11/02	2.39	3,333
September 14, 2004	Derald Baumgardt	Sept. 11/02	2.39	3,333
September 22, 2004	Jacqueline Beauchamp	Sept. 11/02	2.39	2,333
September 3, 2004	Derek Boeckx	March 1/00	2	33,000
September 3, 2004	Derek Boeckx	May 9/03	2.15	3,500
September 22, 2004	Derek Boeckx	May 9/03	2.15	8,166
September 28, 2004	Derek Boeckx	Sept. 11/02	2.39	13,333
September 20, 2004	Sylvie Boivin	Sept. 16/02	2.40	10,000
September 22, 2004	Curtis Booth	May 9/03	2.15	11,666
September 30, 2004	Curtis Booth	Sept. 11/02	2.39	26,666
September 15, 2004	Dannie Brookhart	Sept. 11/02	2.39	3,333
September 13, 2004	Pina Calleberg	Sept. 11/02	2.39	10,000
September 13, 2004	Pina Calleberg	May 9/03	2.15	5,000
September 17, 2004	Silvana Caparelli	June 28/00	2.95	3,000
September 17, 2004	Silvana Caparelli	Sept. 11/02	2.39	4,666
September 17, 2004	Silvana Caparelli	May 9/03	2.15	1,333
September 24, 2004	Stanley Carscallen	Sept. 2/99	3.50	250,000
September 22, 2004	Al Clark	March 1/00	2	62,000
September 22, 2004	Al Clark	March 1/00	2	8,000
September 14, 2004	Al Clark	March 1/00	2	38,000
September 29, 2004	Al Clark	March 1/00	2	5,000
September 29, 2004	Al Clark	May 9/03	2.15	5,000
September 23, 2004	Deah Clark	March 1/03	2.35	666
September 23, 2004	Pat Connors	May 9/03	2.15	50,000
September 24, 2004	Pat Connors	Sept. 11/02	2.39	16,666
September 24, 2004	Pat Connors	May 9/03	2.15	8,334
September 23, 2004	Greg Coonfer	Sept. 2/99	3.50	30,000
September 23, 2004	Greg Coonfer	March 1/00	2	5,000

September 23, 2004	Greg Coonfer	Sept. 11/02	2.39	6,666
September 23, 2004	Greg Coonfer	May 9/03	2.15	6,666
September 28, 2004	Greg Coonfer	Sept. 11/02	2.39	6,666
September 14, 2004	Greg Dowling	June 28/00	2.95	45,000
September 14, 2004	Greg Dowling	Sept. 11/02	2.39	20,000
September 14, 2004	Greg Dowling	May 9/03	2.15	11,666
September 28, 2004	Greg Dowling	Sept. 2/99	3.50	40,000
September 13, 2004	Kari Dubanski	Sept. 11/02	2.39	5,000
September 1, 2004	Trevor Ebbert	Sept. 11/02	2.39	3,333
September 1, 2004	Trevor Ebbert	May 9/03	2.15	1,666
September 14, 2004	Trevor Ebbert	Sept. 11/02	2.39	3,333
September 9, 2004	Elaine Fitzpatrick	Aug. 16/03	2.16	5,000
September 9, 2004	Elaine Fitzpatrick	May 9/03	2.15	3,333
September 8, 2004	Blake Fleming	June 24/02	2.69	333,332
September 8, 2004	Blake Fleming	May 9/03	2.15	70,833
September 17, 2004	Liz Ganton	Sept. 11/02	2.39	15,000
September 20, 2004	Scott Godsman	March 3/03	2.35	50,000
September 20, 2004	Scott Godsman	May 9/03	2.15	19,166
September 14, 2004	Jodi Gosling	Aug. 22/01	2.40	5,000
September 22, 2004	Jodi Gosling	Sept. 11/02	2.39	10,000
September 22, 2004	Jodi Gosling	May 9/03	2.15	10,000
September 9, 2004	Ron Grams	May 9/03	2.15	400
September 14, 2004	Ron Grams	May 9/03	2.15	7,200
September 17, 2004	Ron Grams	May 9/03	2.15	14,633
September 22, 2004	Anthony Grant	July 16/03	2.45	1,666
September 15, 2004	Bruce Harris	Sept. 11/02	2.39	3,333
September 13, 2004	Koreen Hasselaar	March 1/00	2	5,000
September 23, 2004	Koreen Hasselaar	May 9/03	2.15	5,000
September 7, 2004	Mike Hawkings	Sept. 2/99	3.5	39,000
September 7, 2004	Mike Hawkings	June 28/00	2.95	30,000
September 9, 2004	Mike Hawkings	Sept. 11/02	2.39	13,333
September 9, 2004	Mike Hawkings	May 9/03	2.15	18,333
September 13, 2004	Mike Hawkings	Sept. 11/02	2.39	13,333
September 13, 2004	Josh Herman	June 1/03	2.29	1,666
September 15, 2004	Lori Hill	Sept. 11/02	2.39	4,666

September 15, 2004	Lori Hill	May 9/03	2.15	3,333
September 22, 2004	Chad Holowatuk	March 10/03	2.23	11,666
September 22, 2004	Chad Holowatuk	May 9/03	2.15	16,266
September 14, 2004	Holly Hood	Sept. 11/02	2.39	5,000
September 23, 2004	Greg Jerome	Sept. 2/99	3.50	30,000
September 23, 2004	Greg Jerome	June 28/00	2.95	20,000
September 23, 2004	Greg Jerome	Sept. 11/02	2.39	20,000
September 23, 2004	Greg Jerome	May 9/03	2.15	26,666
September 23, 2004	Marian Kanik Basilis	June 19/02	2.65	33,332
September 23, 2004	Marian Kanik Basilis	Sept. 11/02	2.39	33,332
September 23, 2004	Marian Kanik Basilis	May 9/03	2.15	30,000
September 13, 2004	Nimet Kanji	Sept. 11/02	2.39	5,000
September 13, 2004	Nimet Kanji	May 9/03	2.15	5,000
September 30, 2004	Nimet Kanji	Sept. 11/02	2.39	5,000
September 17, 2004	Heather Kinghorn	Sept. 16/02	2.40	8,000
September 22, 2004	Kyle Kitagawa	May 9/03	2.15	25,000
September 28, 2004	Mark Kolenchuk	June 28/00	2.95	3,000
September 28, 2004	Mark Kolenchuk	Sept. 11/02	2.39	6,666
September 28, 2004	Mark Kolenchuk	May 9/03	2.15	1,666
September 22, 2004	Jean-Paul Lachance	Nov. 1/02	2.30	13,333
September 22, 2004	Jean-Paul Lachance	May 9/03	2.15	16,666
September 17, 2004	Tracy Lambert	Aug. 26/02	2.46	2,500
September 17, 2004	Tracy Lambert	Sept. 11/02	2.39	2,500
September 1, 2004	Jeff Leitl	Sept. 11/02	2.39	10,000
September 14, 2004	Jeff Leitl	Sept. 11/02	2.39	10,000
September 22, 2004	Jeff Leitl	Sept. 11/02	2.39	20,000
September 24, 2004	Jeff Leitl	June 28/00	2.95	30,000
September 24, 2004	Jeff Leitl	Sept. 2/99	3.50	60,000
September 24, 2004	Jeff Leitl	June 28/00	2.95	35,000
September 22, 2004	Peter Luxton	July 15/02	2.53	66,666
September 22, 2004	Peter Luxton	May 9/03	2.15	36,666
September 22, 2004	Doug MacArthur	Jan. 28/02	1.80	27,668
September 22, 2004	Doug MacArthur	Sept. 11/02	2.39	13,332
September 22, 2004	Doug MacArthur	May 9/03	2.15	20,000
September 22, 2004	Doug MacArthur	Jan. 28/02	1.80	5,000

September 17, 2004	Pat McDonald	Sept. 11/02	2.39	5,000
September 30, 2004	Suzanne McInnes	May 24/02	2.90	8,000
September 30, 2004	Suzanne McInnes	Sept. 11/02	2.39	4,000
September 30, 2004	Suzanne McInnes	May 9/03	2.15	3,333
September 2, 2004	Ian Meadows	June 28/00	2.95	3,000
September 2, 2004	Ian Meadows	Sept. 11/02	2.39	3,333
September 2, 2004	Ian Meadows	May 9/03	2.15	1,666
September 17, 2004	Ian Meadows	Sept. 11/02	2.39	3,333
September 16, 2004	John Michaylow	June 28/00	2.95	3,000
September 16, 2004	John Michaylow	Sept. 11/02	2.39	6,666
September 16, 2004	John Michaylow	May 9/03	2.15	1,666
September 13, 2004	Kevin Miller	Sept. 11/02	2.39	3,333
September 24, 2004	Grant Milner	March 1/00	2.00	75,000
September 24, 2004	Grant Milner	Sept. 11/02	2.39	26,666
September 24, 2004	Grant Milner	May 9/03	2.15	11,666
September 21, 2004	Keith Newton	June 28/00	2.95	3,000
September 21, 2004	Keith Newton	Sept. 11/02	2.39	6,666
September 21, 2004	Keith Newton	May 9/03	2.15	1,666
September 20, 2004	Jim Noval	March 1/00	2.00	80,000
September 20, 2004	Jim Noval	Sept. 11/02	2.39	26,666
September 20, 2004	Jim Noval	May 9/03	2.15	11,666
September 1, 2004	Linda Ogle	June 28/00	2.95	3,000
September 1, 2004	Linda Ogle	Sept. 11/02	2.39	2,333
September 1, 2004	Linda Ogle	May 9/03	2.15	1,666
September 16, 2004	Linda Ogle	Sept. 11/02	2.39	2,333
September 17, 2004	Bonnie Olsen	Sept. 16/02	2.40	10,000
September 30, 2004	John Panneton	March 1/00	2.00	25,000
September 30, 2004	John Panneton	May 9/03	2.15	25,000
September 3, 2004	Doug Phillips	June 22/01	2.80	22,000
September 13, 2004	Doug Phillips	June 22/01	2.80	6,000
September 13, 2004	Doug Phillips	Sept. 11/02	2.39	6,600
September 14, 2004	Doug Phillips	Sept. 11/02	2.39	3,400
September 14, 2004	Doug Phillips	June 22/01	2.80	22,000
September 15, 2004	Doug Phillips	May 9/03	2.15	10,000
September 17, 2004	Doug Phillips	May 9/03	2.15	5,000

September 17, 2004	Doug Phillips	Sept. 11/02	2.39	5,066
September 20, 2004	Doug Phillips	May 9/03	2.15	5,000
September 20, 2004	Doug Phillips	Sept. 11/02	2.39	1,600
September 13, 2004	Lee Pochapsky	Sept. 11/02	2.39	3,333
September 15, 2004	Michelle Post	May 9/03	2.15	3,333
September 22, 2004	Michelle Post	Feb. 17/03	2.31	3,333
September 17, 2004	Joseph Pritchett III	March 17/01	3.18	250,000
September 15, 2004	Nauman Rasheed	Sept. 2/03	2.57	6,666
September 3, 2004	Clint Redekopp	June 28/00	2.95	3,000
September 3, 2004	Clint Redekopp	Sept. 11/02	2.39	3,333
September 3, 2004	Clint Redekopp	May 9/03	2.15	1,666
September 3, 2004	Clint Redekopp	Sept. 11/02	2.39	3,333
September 22, 2004	Jim Ricks	July 1/03	2.40	8,333
September 1, 2004	Harvey Robb	June 28/00	2.95	10,000
September 1, 2004	Harvey Robb	Sept. 11/02	2.39	5,000
September 1, 2004	Harvey Robb	May 9/03	2.15	6,666
September 13, 2004	Harvey Robb	Sept. 11/02	2.39	5,000
September 23, 2004	Sherry Roen	Sept. 11/02	2.39	13,332
September 23, 2004	Sherry Roen	May 9/03	2.15	3,333
September 1, 2004	Ruel Santos	Oct. 1/01	2.07	33,332
September 1, 2004	Ruel Santos	Sept. 11/02	2.39	3,333
September 1, 2004	Ruel Santos	May 9/03	2.15	13,333
September 13, 2004	Ruel Santos	Sept. 11/02	2.39	3,333
September 3, 2004	Janet Scase	Sept. 4/02	2.36	6,666
September 3, 2004	Janet Scase	May 9/03	2.15	8,333
September 22, 2004	Janet Scase	Sept. 4/02	2.36	6,666
September 22, 2004	Raimund Schmid	June 28/00	2.95	3,000
September 22, 2004	Raimund Schmid	Sept. 11/02	2.39	6,666
September 22, 2004	Raimund Schmid	May 9/03	2.15	1,666
September 13, 2004	Ryan Scott	Sept. 11/02	2.39	3,333
September 28, 2004	Rick Shave	Sept. 16/02	2.40	30,100
September 28, 2004	Rick Shave	Sept. 16/02	2.40	19,900
September 28, 2004	Rick Shave	May 9/03	2.15	18,333
September 27, 2004	Michael St. Clair	July 2/02	2.73	50,000
September 27, 2004	Michael St. Clair	Sept. 11/02	2.39	6,666

September 27, 2004	Michael St. Clair	May 9/03	2.15	30,000
September 1, 2004	Shyla Stinson	July 7/03	2.43	5,000
September 17, 2004	Martin Supernant	Sept. 11/02	2.39	3,333
September 14, 2004	Brent Taylor	Sept. 11/02	2.39	5,000
September 7, 2004	Jim Taylor	July 5/01	2.25	50,000
September 7, 2004	Jim Taylor	Sept. 11/02	2.39	8,333
September 7, 2004	Jim Taylor	Sept. 11/02	2.39	20,000
September 13, 2004	Jim Taylor	Sept. 11/02	2.39	8,333
September 13, 2004	Derek Trentham	Sept. 11/02	2.39	3,333
September 14, 2004	Barry VanBeselaere	Sept. 11/02	2.39	5,000
September 13, 2004	Keith Walline	Sept. 11/02	2.39	3,333
September 22, 2004	George Watson	Dec. 1/02	2.02	25,000
September 22, 2004	George Watson	May 9/03	2.15	35,000
September 27, 2004	George Yee	Aug. 16/02	2.45	66,666
September 27, 2004	George Yee	May 9/03	2.15	23,333
September 14, 2004	Darwyn Yoos	Sept. 11/02	2.39	3,333
			SUBTOTAL	**3,376,951**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
September 28, 2004	Lloyd Trentham	September 11, 2002	September 11, 2007	2.39	6,667
September 28, 2004	Lloyd Trentham	May 9, 2003	May 9, 2008	2.15	3,334
				SUBTOTAL	**10,001**
Stock Option Outstanding — Closing Balance					**3,726,351**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: 1994 Stock Option Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**10,907,734**
Additional shares Listed Pursuant to the Plan (ADD) **AGM approval by shareholders**		
Stock Options Exercised (SUBTRACT)		**3,376,951**
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**7,530,783**

All information reported in this Form is for the month of SEPTEMBER, 2004

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Sherry Roen

PHONE / EMAIL 403-213-3790

DATE October 8, 2004

FORM: 1	Company Name: Esprit Energy Trust	Stock Symbol: EEE.A EEE.B

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.A

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**8,254,279**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class A Trust Units	4,808,478	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Closing Issued and Outstanding Share Balance*	**13,062,757**	**13,062,757**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.B

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**19,326,089**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class B Trust Units	6,074,727	
	Exchangeable Shares Exercised for Class B Trust Units	247,996	
	Trust Converted Options Exercised for Class B Trust Units	1,161,168	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Closing Issued and Outstanding Share Balance*	**26,809,980**	**26,809,980**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

FORM: 1 | **Company Name: Esprit Energy Trust** | **Stock Symbol: EEE.A EEE.B**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C **Stock Option Plan (and / or) Agreement**

NAME OF PROGRAM: Performance Unit Incentive Plan

Stock Options Outstanding — Opening Balance	**Nil**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	0

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	0

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	0

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	0

Stock Option Outstanding — Closing Balance	**Nil**

FORM: 1	Company Name: Esprit Energy Trust	Stock Symbol: EEE.A EEE.B

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: Performance Unit Incentive Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period	2,050,632	
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period	**2,050,632**	**2,050,632**

All information reported in this Form is for the month of October, 2004.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Sherry Roen
PHONE / EMAIL	403-213-3790
DATE	November 10, 2004

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.A

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**13,062,757**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class A Trust Units	1,000	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Exchange for Class B Trust Units	(69,310)	
	Closing Issued and Outstanding Share Balance*	**12,994,447**	**12,994,447**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.B

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**26,809,980**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class B Trust Units	5,125	
	Exchangeable Shares Exercised for Class B Trust Units	27,428	
	Trust Converted Options Exercised for Class B Trust Units	53,892	
	Conversion of Class A Trust Units	69,310	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Closing Issued and Outstanding Share Balance*	**26,896,425**	**26,896,425**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

FORM: 1	Company Name: Esprit Energy Trust	Stock Symbol: EEE.A EEE.B

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C **Stock Option Plan (and / or) Agreement**

NAME OF PROGRAM: Performance Unit Incentive Plan

Stock Options Outstanding — Opening Balance	**Nil**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	0

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	0

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	0

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	0

Stock Option Outstanding — Closing Balance	**Nil**

FORM: 1	Company Name: Esprit Energy Trust	Stock Symbol: EEE.A EEE.B

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: Performance Unit Incentive Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period	2,050,632	
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period	**2,050,632**	**2,050,632**

All information reported in this Form is for the month of November, 2004.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Sherry Roen
PHONE / EMAIL	403-213-3790
DATE	December 10, 2004

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Esprit Energy Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
EEE.A	.14	Canadian	01/10/2005	01/31/2005	02/15/2005
EEE.B	.14	Canadian	01/10/2005	01/31/2005	02/15/2005

Filed on behalf of the Issuer by:

Name:	Suzanne McInnes
Phone:	403-213-3709
Email:	smcinnes@eee.ca
Submission Date:	01/11/2005 10:26:07
Last Updated:	01/11/2005 10:26:07

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.A

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**12,994,447**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class A Trust Units	4,835	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Exchange for Class B Trust Units	(167,488)	
	Closing Issued and Outstanding Share Balance*	**12,831,794**	**12,831,794**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.B

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**26,965,735**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class B Trust Units	15,150	
	Exchangeable Shares Exercised for Class B Trust Units	123,213	
	Conversion of Class A Trust Units	167,488	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Closing Issued and Outstanding Share Balance*	**27,271,586**	**27,271,586**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

FORM: 1	Company Name: Esprit Energy Trust	Stock Symbol: EEE.A EEE.B

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C **Stock Option Plan (and / or) Agreement**

NAME OF PROGRAM: Performance Unit Incentive Plan

Stock Options Outstanding — Opening Balance	**Nil**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	0

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	0

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	0

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	0

Stock Option Outstanding — Closing Balance	**Nil**

FORM: 1	Company Name: Esprit Energy Trust	Stock Symbol: EEE.A EEE.B

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: Performance Unit Incentive Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period	2,050,632	
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period	**2,050,632**	**2,050,632**

All information reported in this Form is for the month of December, 2004.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Larry Cole
PHONE / EMAIL	403-213-3706
DATE	January 13, 2005

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Esprit Energy Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
EEE.A	.14	Canadian	02/03/2005	02/28/2005	03/15/2005
EEE.B	.14	Canadian	02/03/2005	02/28/2005	03/15/2005

Filed on behalf of the Issuer by:

Name:	Suzanne McInnes
Phone:	403-213-3709
Email:	smcinnes@eee.ca
Submission Date:	02/03/2005 16:45:06
Last Updated:	02/03/2005 16:45:06

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.A

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**12,831,794**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class A Trust Units	17,138	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Exchange for Class B Trust Units	(449,500)	
	Closing Issued and Outstanding Share Balance*	**12,399,432**	**12,399,432**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.B

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**27,271,586**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class B Trust Units	2,813	
	Exchangeable Shares Exercised for Class B Trust Units	81,327	
	Conversion of Class A Trust Units	449,500	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description) – Correction	(700)	
	Closing Issued and Outstanding Share Balance*	**27,804,526**	**27,804,526**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C

Stock Option Plan (and / or) Agreement

NAME OF PROGRAM: **Performance Unit Incentive Plan**

Stock Options Outstanding — Opening Balance	**Nil**

Units Granted: (ADD)

Date of Grant	Name of Unitholder	Expiry Date	Exercise Price	# of Units Granted
Jan. 1/05	Stephen Savidant	Jan. 1/08		20,000
Jan. 1/05	Stephen Soules	Jan. 1/08		20,000
Jan. 1/05	Michael St. Clair	Jan. 1/08		10,000
Jan. 1/05	Patrick Connors	Jan. 1/08		10,000
Jan. 1/05	Rodger Trimble	Jan. 1/08		10,000
Jan. 1/05	Gregory Jerome	Jan. 1/08		10,000
Jan. 1/05	Chad Holowatuk	Jan. 1/08		4,000
Jan. 1/05	Doug MacArthur	Jan. 1/08		4,000
Jan. 1/05	Marian Kanik Basilis	Jan. 1/08		4,000
Jan. 1/05	Lisa Ciulka	Jan. 1/08		3,500
Jan. 1/05	James Taylor	Jan. 1/08		3,500
Jan. 1/05	Douglas Phillips	Jan. 1/08		3,500
Jan. 1/05	Greg Dowing	Jan. 1/08		3,500
Jan. 1/05	David Martin	Jan. 1/08		3,000
Jan. 1/05	Rick Shave	Jan. 1/08		3,500
Jan. 1/05	Jodi Gosling	Jan. 1/08		3,500
Jan. 1/05	Mike Hawkings	Jan. 1/08		3,500
Jan. 1/05	Bruce Harris	Jan. 1/08		2,500
Jan. 1/05	Harvey Robb	Jan. 1/08		2,500
Jan. 1/05	Brent Taylor	Jan. 1/08		2,000
Jan. 1/05	Barry VanBeselaere	Jan. 1/08		2,500
Jan. 1/05	Sherry Roen	Jan. 1/08		3,500
Jan. 1/05	Kari Dubanski	Jan. 1/08		2,500
Jan. 1/05	Heather Kinghorn	Jan. 1/08		2,500
Jan. 1/05	Shyla Stinson	Jan. 1/08		3,500
Jan. 1/05	Grant Milner	Jan. 1/08		3,250
Jan. 1/05	James Noval	Jan. 1/08		4,000
Jan. 1/05	Sylvie Boivin	Jan. 1/08		2,500
Jan. 1/05	Elaine Fitzpatrick	Jan. 1/08		2,000
Jan. 1/05	Nauman Rasheed	Jan. 1/08		2,500
Jan. 1/05	Ruel Santos	Jan. 1/08		3,000
Jan. 1/05	Alvaro Vasquez	Jan. 1/08		2,500

Jan. 1/05	Mark Heske	Jan. 1/08		2,000
Jan. 1/05	Jerad Vincent	Jan. 1/08		1,500
Jan. 1/05	Koreen Hasselaar	Jan. 1/08		1,500
Jan. 1/05	Larry Cole	Jan. 1/08		1,500
Jan. 1/05	Bonnie Olsen	Jan. 1/08		1,500
Jan. 1/05	Greg Coonfer	Jan. 1/08		1,500
Jan. 1/05	Nimet Kanji	Jan. 1/08		1,250
Jan. 1/05	Linda Ogle	Jan. 1/08		1,000
Jan. 1/05	Michelle Post	Jan. 1/08		1,250
Jan. 1/05	Norman Chen	Jan. 1/08		2,000
Jan. 1/05	Wendy Clemens	Jan. 1/08		1,500
Jan. 1/05	Holly Hood	Jan. 1/08		1,250
Jan. 1/05	Dan Willock	Jan. 1/08		1,250
Jan. 1/05	Suzanne McInnes	Jan. 1/08		2,000
Jan. 1/05	Lori Hill	Jan. 1/08		1,000
Jan. 1/05	Silvana Caparelli	Jan. 1/08		1,000
Jan. 1/05	Jodie Hawkes	Jan. 1/08		500
Jan. 1/05	Derek Trentham	Jan. 1/08		2,000
Jan. 1/05	Derald Baumgardt	Jan. 1/08		1,000
Jan. 1/05	John Michaylow	Jan. 1/08		1,000
Jan. 1/05	Trevor Ebbert	Jan. 1/08		1,000
Jan. 1/05	Ian Meadows	Jan. 1/08		1,000
Jan. 1/05	Mitch Nadasdi	Jan. 1/08		500
Jan. 1/05	Bob Lappage	Jan. 1/08		750
Jan. 1/05	Martin Supernant	Jan. 1/08		750
Jan. 1/05	Alan Adam	Jan. 1/08		500
Jan. 1/05	Ron Doiron	Jan. 1/08		750
Jan. 1/05	Josh Herman	Jan. 1/08		750
Jan. 1/05	Chris Armstrong	Jan. 1/08		500
Jan. 1/05	Dan Brookhart	Jan. 1/08		1,000
Jan. 1/05	Mark Kolenchuk	Jan. 1/08		1,000
Jan. 1/05	Rod Wickenheiser	Jan. 1/08		1,000
Jan. 1/05	Kevin Miller	Jan. 1/08		750
Jan. 1/05	Keith Newton	Jan. 1/08		750
Jan. 1/05	Raimund Schmid	Jan. 1/08		750
Jan. 1/05	Leonard Schulz	Jan. 1/08		750
Jan. 1/05	Keith Walline	Jan. 1/08		750
Jan. 1/05	Ryan Scott	Jan. 1/08		1,000

Jan. 1/05	Anthony Grant	Jan. 1/08		750
Jan. 1/05	Doug Diachun	Jan. 1/08		500
Jan. 1/05	Geoff Rogers	Jan. 1/08		500
Jan. 1/05	Ian Braconnier	Jan. 1/08		500
Jan. 1/05	Clint Redekopp	Jan. 1/08		500
Jan. 1/05	Darwyn Yoos	Jan. 1/08		750
Jan. 24/05	Jenny Wong	Jan. 1/08		979
Jan. 31/05	Geraldine Hutchinson	Jan. 1/08		973
			SUBTOTAL	207,952

Units Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	0

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	0

*Units may, or may not be issued however "Units Reserved" (for Unit Incentive Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Units Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Unitholder	Date of Grant	Expiry Date	Exercise Price	Number
Jan. 31/05	Ruel Santos	Jan. 1/05	Jan. 1/08		3,000
				SUBTOTAL	3,000

Performance Units Outstanding — Closing Balance	**204,952**

FORM: 1 | **Company Name: Esprit Energy Trust** | **Stock Symbol: EEE.A EEE.B**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: Performance Unit Incentive Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period	2,050,632	
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period	**2,050,632**	**2,050,632**

All information reported in this Form is for the month of January, 2005.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Larry Cole
PHONE / EMAIL	403-213-3706
DATE	February 10, 2005

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Esprit Energy Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
EEE.A	0.14	Canadian	03/17/2005	03/31/2005	04/15/2005
EEE.B	0.14	Canadian	03/17/2005	03/31/2005	04/15/2005

Filed on behalf of the Issuer by:

Name:	Suzanne McInnes
Phone:	403-213-3709
Email:	smcinnes@eee.ca
Submission Date:	03/17/2005 18:49:51
Last Updated:	03/17/2005 18:49:51

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.A

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**12,399,432**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class A Trust Units	75	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Exchange for Class B Trust Units	(516,200)	
	Closing Issued and Outstanding Share Balance*	**11,883,307**	**11,883,307**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.B

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**27,804,526**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class B Trust Units	487	
	Exchangeable Shares Exercised for Class B Trust Units	14,128	
	Conversion of Class A Trust Units	516,200	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*	**28,335,341**	**28,335,341**

TORONTO STOCK EXCHANGE TSX

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

FORM: 1	Company Name: Esprit Energy Trust	Stock Symbol: EEE.A EEE.B

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C **Stock Option Plan (and / or) Agreement**

NAME OF PROGRAM: **Performance Unit Incentive Plan**

Stock Options Outstanding — Opening Balance	**204,952**

Units Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Feb. 14/05	Lee Pochapsky	Jan. 1/08		960
			SUBTOTAL	960

Units Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	0

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	0

*Units may, or may not be issued however "Units Reserved" (for Unit Incentive Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Units Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Feb. 17/05	Greg Dowling	Jan. 1/05	Jan. 1/08		3500
				SUBTOTAL	3500

Stock Option Outstanding — Closing Balance	**202,412**

TORONTO STOCK EXCHANGE TSX

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: Performance Unit Incentive Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period	2,050,632	
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period	**2,050,632**	**2,050,632**

All information reported in this Form is for the month of February, 2005.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Larry Cole
PHONE / EMAIL	403-213-3706
DATE	March 11, 2005

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Esprit Energy Trust
Symbol :	EEE.A
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	11,883,307	As at :	03/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-633,425		
Issued & Outstanding Closing Balance :	11,249,882		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2005	Other	75
Filer's comment		
Post-Arrangement Entitlements Exercised for Class A Trust Units		
03/31/2005	Cancellation	-633,500
Filer's comment		
Exchange for Class B Trust Units		
Totals		-633,425

Filed on behalf of the Issuer by:

Name:	Valerie Peterson
Phone:	403-213-3776
Email:	vpeterson@eee.ca
Submission Date:	04/08/2005 18:16:54
Last Updated:	04/08/2005 17:55:36

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	Esprit Energy Trust
Symbol :	EEE.A
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	11,883,307	As at :	03/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-633,500		
Issued & Outstanding Closing Balance :	11,249,807		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
~~03/31/2005~~	~~Other~~	~~75~~

~~**Filer's comment**~~
~~Post-Arrangement Entitlements Exercised for Class A Trust Units~~

03/31/2005	Cancellation	-633,500

Filer's comment
Exchange for Class B Trust Units

Totals	-633,500

Filed on behalf of the Issuer by:

Name:	Valerie Peterson
Phone:	403-213-3776
Email:	vpeterson@eee.ca
Submission Date:	
Last Updated:	04/08/2005 18:29:07

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Esprit Energy Trust
Symbol :	EEE.B
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	28,335,341	As at :	03/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	644,851		
Issued & Outstanding Closing Balance :	28,980,192		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2005	Other	325
Filer's comment		
Post-Arrangement Entitlements Exercised for Class B Trust Units		
03/31/2005	Other	11,026
Filer's comment		
Exchangeable Shares Exercised for Class B Trust Units		
03/31/2005	Other	633,500
Filer's comment		
Conversion of Class A Trust Units		
Totals		644,851

Filed on behalf of the Issuer by:

Name:	Valerie Peterson
Phone:	403-213-3776
Email:	vpeterson@eee.ca
Submission Date:	
Last Updated:	04/08/2005 18:18:05

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.A

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**11,249,807**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class A Trust Units	0	
	Units issued on Acquisition	7,263,691	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Exchange for Class B Trust Units	(185,000)	
	Closing Issued and Outstanding Share Balance*	**18,328,498**	**18,328,498**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.B

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**28,980,192**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class B Trust Units	500	
	Exchangeable Shares Exercised for Class B Trust Units	147,989	
	Conversion of Class A Trust Units	185,000	
	Units issued on Acquisition	16,813,841	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*	**46,127,522**	**46,127,522**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

FORM: 1	**Company Name: Esprit Energy Trust**	**Stock Symbol: EEE.A EEE.B**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C **Stock Option Plan (and / or) Agreement**

NAME OF PROGRAM: **Performance Unit Incentive Plan**

Stock Options Outstanding — Opening Balance	**Nil**

Units Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	0

Units Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	0

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	0

*Units may, or may not be issued however "Units Reserved" (for Unit Incentive Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Units Cancelled/Terminated: (SUBTRACT) *If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.*

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	0

Stock Option Outstanding — Closing Balance	**Nil**

FORM: 1 | **Company Name: Esprit Energy Trust** | **Stock Symbol: EEE.A EEE.B**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: Performance Unit Incentive Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period	2,050,632	
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period	**2,050,632**	**2,050,632**

All information reported in this Form is for the month of March, 2005.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Sherry Roen
PHONE / EMAIL	403-213-3790
DATE	April 8, 2005

RECEIVED
2005 MAY -4 A 8:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Esprit Energy Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
EEE.A	0.14	Canadian	04/18/2005	05/02/2005	05/16/2005
Details: Please note record date change for this month only, as discussed.					
EEE.B	0.14	Canadian	04/18/2005	05/02/2005	05/16/2005
Details: Please note record date change for this month only, as discussed.					

Filed on behalf of the Issuer by:

Name:	Valerie Peterson
Phone:	403-213-3776
Email:	vpeterson@eee.ca
Submission Date:	04/18/2005 13:48:04
Last Updated:	04/18/2005 13:48:04

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.A

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**11,883,307**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class A Trust Units	0	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Exchange for Class B Trust Units	(633,500)	
	Closing Issued and Outstanding Share Balance*	**11,249,807**	**11,249,807**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES – EEE.B

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**28,335,341**	
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
	Post-Arrangement Entitlements Exercised for Class B Trust Units	325	
	Exchangeable Shares Exercised for Class B Trust Units	11,026	
	Conversion of Class A Trust Units	633,500	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*	**28,980,192**	**28,980,192**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

FORM: 1 | **Company Name: Esprit Energy Trust** | **Stock Symbol: EEE.A EEE.B**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C **Stock Option Plan (and / or) Agreement**

NAME OF PROGRAM: **Performance Unit Incentive Plan**

Stock Options Outstanding — Opening Balance	**202,412**

Units Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	0

Units Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	0

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	0

*Units may, or may not be issued however "Units Reserved" (for Unit Incentive Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Units Cancelled/Terminated: (SUBTRACT) *If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.*

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	0

Stock Option Outstanding — Closing Balance	**202,412**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: Performance Unit Incentive Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period	2,050,632	
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period	**2,050,632**	**2,050,632**

All information reported in this Form is for the month of March, 2005.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Sherry Roen
PHONE / EMAIL	403-213-3790
DATE	April 8, 2005

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Esprit Energy Trust
Symbol :	EEE.A
Reporting Period:	04/01/2005 - 04/30/2005

Summary

Issued & Outstanding Opening Balance :	11,249,807	As at :	04/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	7,078,691		
Issued & Outstanding Closing Balance :	18,328,498		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/30/2005	Other	7,263,691
Filer's comment		
Units issued on Acquisition		
04/30/2005	Cancellation	-185,000
Filer's comment		
Exchage for Class B Trust Units		
Totals		7,078,691

Filed on behalf of the Issuer by:

Name:	Valerie Peterson
Phone:	403-213-3776
Email:	vpeterson@eee.ca
Submission Date:	05/11/2005 12:40:01
Last Updated:	05/11/2005 12:22:34

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Esprit Energy Trust
Symbol :	EEE.B
Reporting Period:	04/01/2005 - 04/30/2005

Summary

Issued & Outstanding Opening Balance :	28,980,192	As at :	04/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	17,147,330		
Issued & Outstanding Closing Balance :	46,127,522		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/30/2005	Other	500
Filer's comment		
Post-Arrangement Entitlements Excercised for Class B Trust Units		
04/30/2005	Other	185,000
Filer's comment		
Conversion of Class A Trust Units		
04/30/2005	Other	16,813,841
Filer's comment		
Units issued on Acquisiton		
04/30/2005	Other	147,989
Filer's comment		
Exchangeable Shares Exercised for Class B Trust Units		
Totals		17,147,330

Filed on behalf of the Issuer by:

Name:	Valerie Peterson
Phone:	403-213-3776
Email:	vpeterson@eee.ca
Submission Date:	05/11/2005 12:51:05
Last Updated:	05/11/2005 12:40:44

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Esprit Energy Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
EEE.A	0.14	Canadian	05/12/2005	05/31/2005	06/15/2005
EEE.B	0.14	Canadian	05/12/2005	05/31/2005	06/15/2005

Filed on behalf of the Issuer by:

Name:	Valerie Peterson
Phone:	403-213-3776
Email:	vpeterson@eee.ca
Submission Date:	05/12/2005 16:41:58
Last Updated:	05/12/2005 16:41:58